Form 20-F
Plastec Technologies, Ltd.
filed 2010-12-22
CIK 1433309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report December 16, 2010

For the transition period from                      to

Commission file number: 000-53826

Plastec Technologies, Ltd.
(formerly GSME Acquisition Partners I)

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of exchange on which each class is to be registered
Units	OTCBB
Ordinary Shares	OTCBB
Warrants	OTCBB

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 9,246,351 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                           Yes ☐  No ☐

INTRODUCTION

On December 16, 2010, Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) (the “Company”) consummated the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, as amended (“Merger Agreement”), among the Company, GSME Acquisition Partners I Sub Limited (“Merger Sub”), Plastec International Holdings Limited (“Plastec”) and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI), pursuant to which, among other things, Plastec became a wholly owned subsidiary of the Company.  In connection with the above-referenced transaction, GSME Acquisition Partners I changed its name to Plastec Technologies, Ltd.  Unless otherwise indicated and except where the context otherwise requires, references in this shell company report on Form 20-F to:

•	“we,” “us” or “the Company” refer to Plastec Technologies, Ltd., including its direct and indirect subsidiaries; and

•	“shares” or “ordinary shares” refer to our ordinary shares.

FORWARD-LOOKING STATEMENTS

This shell company report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This shell company report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Readers are cautioned to review all of the risks set forth in the section titled “Risk Factors” included in the Company’s proxy statement filed with the Securities and Exchange Commission (“SEC”) on October 28, 2010 as an exhibit to the Company’s Report of Foreign Private Issuer on Form 6-K (hereinafter referred to as the “Proxy Statement”).

                We undertake no obligation to publicly update or revise any forward-looking statements contained in this shell company report, or the documents to which we refer you in this shell company report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  Directors and Senior Management

On December 16, 2010, the Company consummated the transactions contemplated by the Merger Agreement among the Company, Merger Sub, Plastec and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI), pursuant to which, among other things, Plastec became a wholly owned subsidiary of the Company.

The directors and executive officers upon consummation of the transactions contemplated by the Merger Agreement are described in the Proxy Statement.  The information in the section entitled “Management of GSME Following the Merger” beginning on page 102 of the Proxy Statement is incorporated herein by reference.

The business address of each of Kin Sun Sze-To, Chin Hien Tan, Ho Leung Ning and Chung Wing Lai is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.  The business address of Eli D. Scher is 762 West Beijing Road, Shanghai, China 200041.  The Business address of J. David Selvia is c/o New China Capital Management, Ltd., 14/F, St. John’s Bldg., 33 Garden Road, Central, Hong Kong.  The business address of Joseph Yiu Wah Chow is Room 501, 502 and 508, Mirror Tower, 61 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

B. Advisors

Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York 10174, has acted as counsel for the Company. Maples and Calder, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands, has acted as Cayman Islands and British Virgin Islands counsel for the Company.

The principal banker for the Company in connection with the merger was Cohen & Company Securities, LLC, 135 East 57th Street, New York, New York 10022.

C. Auditors

From the Company’s inception through the consummation of the transactions contemplated by the Merger Agreement, Crowe Horwath LLP (“Crowe”) acted as the Company’s independent registered public accounting firm.  The business address of Crowe is 488 Madison Avenue, Floor 3, New York, NY 10022-5722.

Plastec’s previous auditors were Grant Thornton (“GT”).  On November 29, 2010, GT resigned as Plastec's auditors in connection with GT’s recent merger with BDO Limited (“BDO”).  The report of GT regarding Plastec's financial statements for the fiscal year ended April 30, 2010 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.  During the year ended April 30, 2010 through November 29, 2010, the date of resignation, there were no disagreements with GT on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of GT would have caused it to make reference to such disagreements in its report.

Plastec provided GT with a copy of this Form 20-F prior to its filing with the SEC and requested that GT furnish Plastec with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree.  A copy of such letter, dated December 16, 2010, is filed as Exhibit 4.21 to this Form 20-F.

Concurrent with the resignation of GT, Plastec engaged BDO, as its accounting firm.  Prior to engaging BDO, Plastec did not consult with BDO regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by BDO on the Plastec's financial statements, and BDO did not provide any written or oral advice that was an important factor considered by Plastec in reaching a decision as to any such accounting, auditing or financial reporting issue.  The engagement of BDO was approved by the Board of Directors of Plastec. The business address of BDO is 25th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

Plastec’s auditors, for PCAOB purposes, prior to GT were Dominic K.F. Chan & Co. (“Dominic”).  On October 8, 2010, Dominic was succeeded by GT as Plastec’s auditors.  The report of Dominic regarding Plastec's financial statements for the fiscal years ended April 30, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.  During the year ended April 30, 2009 and 2008 through October 8, 2010, the date Dominic was succeeded by GT, there were no disagreements with Dominic on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Dominic would have caused it to make reference to such disagreements in its report.

Plastec provided Dominic with a copy of this Form 20-F prior to its filing with the SEC and requested that Dominic furnish Plastec with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree.  A copy of such letter, dated December 16, 2010, is filed as Exhibit 4.22 to this Form 20-F.

Plastec engaged GT to succeed Dominic.  Prior to engaging GT, Plastec did not consult with GT regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by GT on the Plastec's financial statements, and GT did not provide any written or oral advice that was an important factor considered by Plastec in reaching a decision as to any such accounting, auditing or financial reporting issue.  The engagement of GT was approved by the Board of Directors of Plastec.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Selected Historical Consolidated Financial Information” beginning on page 10 of the Proxy Statement, which information is incorporated herein by reference.

B.  Capitalization and Indebtedness

As of December 16, 2010 (after taking into account all conversions of public shares and the issuance of shares in connection with the merger), the Company has 9,246,351 ordinary shares and 7,200,000 warrants, each to purchase one ordinary share, issued and outstanding and unit purchase options to purchase an aggregate of 360,000 units, each unit consisting of one ordinary share and one warrant, issued and outstanding.  The Company has no outstanding debt.

C.  Reasons for the Offer and Use of Proceeds

      Not applicable

D.  Risk Factors

The risks associated with the Company’s business are described in the Proxy Statement in the section entitled “Risk Factors” beginning on page 15 of the Proxy Statement and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.  History and development of the company

The Company is a Cayman Islands exempted company that was formed on March 27, 2008 for the purpose of acquiring an operating business that has its principal operations located in the People’s Republic of China through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, or control of such operating business through contractual arrangements. The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered agent of the Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  The address of the Company’s principal executive office is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.  On December 16, 2010, the Company consummated the transactions contemplated by the Merger Agreement (as defined in the Introduction of this shell company report). The material terms of the Merger Agreement are contained in the Company’s Proxy Statement, in the sections entitled “The Merger Proposal,” beginning on page 35 of the Proxy Statement and “The Merger Agreement,” beginning on page 47 of the Proxy Statement, which information is incorporated herein by reference.

B.  Business overview

All of the Company’s business is conducted through Plastec.  Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Business of Plastec” beginning on page 75 of the Proxy Statement and the section entitled “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 91 of the Proxy Statement, which information is incorporated herein by reference.

C.  Organizational structure

Upon consummation of the merger, Plastec became a wholly owned subsidiary of the Company.  Reference is made to the disclosure contained in the Proxy Statement in the Section entitled “Business of Plastec – History and Development” beginning on page 75 of the Proxy Statement, which includes a summary of Plastec’s organization and structure, which information is incorporated herein by reference.

D.  Property, plants and equipment

The Company’s principal executive office is located at Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.  Reference is made to the disclosure contained in the Proxy Statement in the Section entitled “Business of Plastec – Properties” beginning on page 89 of the Proxy Statement, which includes a summary of the land use rights and manufacturing plants and processing factories leased by Plastec, which information is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

      None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the disclosure contained in the Proxy Statement in the sections entitled “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 91 of the Proxy Statement, “Business of Plastec” beginning on page 75 of the Proxy Statement and “Other Information Relating to GSME” beginning on page 71 of the Proxy Statement, which information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The directors and executive officers the Company upon the consummation of the transactions contemplated by the Merger Agreement are described in the Proxy Statement in the section entitled “Management of GSME Following the Merger” beginning on page 102 of the Proxy Statement, which information is incorporated herein by reference.

Compensation

The executive compensation of the Company’s executive officers and directors is described in the Proxy Statement in the section entitled “Management of GSME Following the Merger – Director Compensation” and “ – Executive Compensation” beginning on page 105 of the Proxy Statement, which information is incorporated herein by reference.

Board Practices

Effective upon consummation of the merger, the Company’s board of directors is comprised of seven directors with each director serving until the Company’s next annual general meeting and until his successor is elected and qualified. Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Management of GSME Following the Merger – Board Committees” beginning on page 104 of the Proxy Statement for information on the Company’s board committees, which information is incorporated herein by reference.

Employees

Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Management of GSME Following the Merger – Employees” beginning on page 90 of the Proxy Statement for information on the employees of Plastec, which information is incorporated herein by reference.

Share Ownership

Ownership of the Company’s shares by executive officers and directors upon consummation of the merger is reflected in the Beneficial Ownership of Securities chart included in Item 7A. of this report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        A. Major Shareholders

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the Company’s Ordinary Shares, by:
•	each person who is the owner of more than 5% of the Company’s ordinary shares outstanding after the consummation of the merger;
•	each person who became an executive officer or director of the Company upon consummation of the merger; and
•	all of the Company’s directors and executive officers as a group.

Information does not give effect to the issuance of the earnout shares to be issued to the former shareholders of Plastec upon Plastec achieving certain financial targets.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Kin Sun Sze-To	3,725,155	(2)	40.3%
Chin Hien Tan	202,356		2.2%
Eli D. Scher(3)	400,000	(4)	4.2%
Ho Leung Ning	98,342	(5)	1.1%
J. David Selvia(6)	0	(7)	0%
Chung Wing Lai	0		0%
Joseph Yiu Wah Chow(8)	0		0%
Jing Dong Gao(3)	4,527,262	(9)	36.4%
Cathay Plastic Limited (BVI)(6)	2,326,628	(10)	25.2%
All directors and executive officers of the Company as a group (7 individuals)	4,425,853	(4)	46.4%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.
(2)
Represents shares held by Sun Yip Industrial Company Limited (BVI) and Tiger Power Industries Limited (BVI) which Mr. Sze-To controls.  Does not include an aggregate of 1,570,000 ordinary shares currently held by Cathay Plastic Limited (BVI) which Mr. Sze-To has been given the right to acquire pursuant to a put/call option agreement between the two parties during the period commencing on November 25, 2011 and ending on December 2, 2011.

(3)	The business address of this individual is 762 West Beijing Road, Shanghai, China 200041.
(4)	Includes 300,000 shares issuable upon exercise of warrants which are currently exercisable.
(5)	Represents shares held by Expert Rank Limited (BVI), which is owned 100% by Mr. Ning.
(6)	The business address of this individual or entity is c/o New China Capital Management, Ltd., 14/F, St. John’s Bldg., 33 Garden Road, Central, Hong Kong.
(7)	Does not include shares held by Cathay Plastic Limited (BVI) (“Cathay”) of which Mr. Selvia is Managing Director.
(8)	The business address of Mr. Chow is Room 501, 502 and 508, Mirror Tower, 61 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.
(9)	Includes 3,192,000 shares issuable upon exercise of warrants which are currently exercisable.
(10)
Includes an aggregate of 1,570,000 ordinary shares currently held by Cathay Plastic Limited (BVI) which Mr. Sze-To has been given the right to acquire pursuant to a put/call option agreement between the two parties during the period commencing on November 25, 2011 and ending on December 2, 2011.

In connection with the Company’s initial public offering, the Company’s initial shareholders placed an aggregate of 1,200,000 ordinary shares in escrow pursuant to an escrow agreement, as amended, with Continental Stock Transfer & Trust Company, as escrow agent.  In connection with the merger with Plastec, the parties amended the terms of the escrow agreement to include an aggregate of approximately 2,400,000 warrants held by the initial shareholders and to provide additional restrictions on all of the securities’ release from escrow.  Pursuant to the escrow agreement, as amended, an aggregate of 240,000 ordinary shares were released from escrow upon consummation of the merger.  The remaining ordinary shares will not be released from escrow until (i) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, (ii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, (iii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $16.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (iv) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $20.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination.   However, such shares will only be released from escrow if, in addition to meeting the price targets referred to above, the Company raises in one or more equity financings an aggregate of approximately $20 million by December 16, 2011 (or a pro rata portion of such shares if less than $20 million is raised).  The insider warrants will also not be released from escrow unless the Company raises the required $20 million by December 16, 2011 (or a pro rata portion of such warrants if less than $20 million is raised).  Notwithstanding the foregoing, such shares and warrants may be released from escrow earlier than as described above if, within those time periods, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other property.

B.  Related Party Transactions

Information regarding certain relationships and related party transactions of the Company and Plastec are described in the Proxy Statement in the section entitled “Certain Relationships and Related Transactions” beginning on page 109 of the Proxy Statement and is incorporated herein by reference.  The information included in Item 7, Part A above is also incorporated herein by reference.

Information regarding the independence of the Company’s directors is provided in the Proxy Statement in the section entitled “Management of GSME Following the Merger – Independence of Directors” beginning on page 103 of the Proxy Statement and is incorporated herein by reference.

C.  Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 17. Financial Statements” for a list of the financial statements filed as part of this shell company report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The description of the Company’s securities is contained in the Proxy Statement in the section entitled “Description of Securities” beginning on page 112 of the Proxy Statement and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s units, ordinary shares and warrants are currently quoted on the Over-the-Counter Bulletin Board under the symbols GSMEF, GSMXF and GSMWF.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

        A. Share Capital

     The Company is authorized to issue US$101,000 divided into 100,000,000 ordinary shares of a par value of $0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.  After taking into account all conversions of public shares and the issuance of shares in connection with the merger, there are currently 9,246,351  fully paid ordinary shares issued and outstanding.  There are currently 7,200,000 warrants issued and outstanding, each to purchase one ordinary share, and unit purchase options issued and outstanding to purchase an aggregate of 360,000 units, each unit consisting of one ordinary share and one warrant.

An aggregate of 7,054,583 ordinary shares were issued to the former shareholders of Plastec upon the consummation of the merger as consideration for all of the outstanding capital stock of Plastec on December 16, 2010.   In addition, the former shareholders of Plastec will be issued up to an additional 9,723,988 shares if certain targets are met for the years 2011 through 2013.  Additional information regarding the merger consideration paid by the Company to the former shareholders of Plastec is provided in the Proxy Statement in the section entitled “The Merger Proposal – Merger Consideration” beginning on page 36 of the Proxy Statement and is incorporated herein by reference.

        B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s  second amended and restated memorandum and articles of association (“Memorandum and Articles”). The summary does not purport to be a summary of all of the provisions of the Memorandum and Articles and of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Incorporation

The Company was incorporated in the Cayman Islands on March 27, 2008 under the Cayman Islands Companies Law (as amended) (the “Companies Law”) with company registration number 207509.  The Company’s authorized share capital is $101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.

Objects and Purposes

The Company’s Memorandum and Articles grants the Company full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

The Company has seven directors with each director serving until the Company’s next annual general meeting and until his successor is elected and qualified.  There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Subject to their fiduciary duties and the Memorandum and Articles, directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed in accordance with the procedures under the Memorandum and Articles. Directors also may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Rights and Obligations of Shareholders

Dividends

Subject to the Companies Law, directors may declare dividends and distributions on the Company’s ordinary shares in issue and authorize payment on the dividends or distributions out of lawfully available funds. No dividend or distribution may be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Companies Law.

Voting Rights

Subject to any rights or restrictions attached to any shares, every member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or proxy has one vote for every share of which he is the holder.

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

No person is entitled to vote at any general meeting or at any separate meeting of the holders of a class of shares unless he is registered as a member on the record date for such meeting or unless all calls or other monies then payable by him in respect of shares have been paid.

Votes may be cast either personally or by proxy. A member may appoint more than one proxy to attend and vote at a meeting.

A member holding more than one share need not cast the votes in respect of his shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

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

Change to Rights of Shareholders

Shareholders may change the rights of their class of shares by:

•	getting the written consent of three-quarters of the shareholders of that class; or

•	passing a special resolution at a general meeting of the shareholders of that class.

There are no general limitations on the rights to own shares specified by the Memorandum and Articles.

General Meetings

A general meeting may be convened by a majority of directors at any time.  Additionally, the directors shall convene an extraordinary general meeting of the Company upon a members’ requisition (a requisition of members of the Company holding at the date of deposit of the requisition not less than 10% in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company).  The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

If the directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Notice of a general meeting is to be given to all shareholders.  All business transacted at an extraordinary general meeting or an annual general meeting is considered special business except:

•	the declaration and sanctioning of dividends;

•	consideration and adoption of the accounts and balance sheet and the reports of directors and auditors and other documents required to be annexed to the balance sheet;

•	the election of directors;

•	appointment of auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;

•	the fixing or remuneration of the auditors, and the voting of remuneration or extra remuneration to the directors;

•
the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20% in nominal value of its existing share capital; and

•	the granting of any mandate or authority to the directors to repurchase the securities of the Company.

A quorum of shareholders is required to be present at any meeting in order to carry out business.  The holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.

Changes in Capital

The Company may increase its share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject. The Company may also by ordinary resolution:

•	consolidate and divide all or any of the Company’s share capital into shares of a larger amount;

•	sub-divide existing shares into shares of a smaller amount; and

•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

The Company may reduce the Company’s share capital and any capital redemption reserve by special resolution in accordance with relevant provisions of Cayman Islands law.

Indemnity

Pursuant to the Company’s Memorandum and Articles, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or willful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or willful default of such director, agent or officer.  Additionally, the Company intends to enter into indemnification agreements with each of its officers and directors whereby the Company will agree to indemnify, and advance expenses to, each officer and director to the fullest extent permitted by applicable law.

        C. Material Contracts

On December 16, 2010, the Company consummated its merger with Plastec pursuant to the terms of the Merger Agreement (as defined in Item 1A. of this shell company report). The material terms of the Merger Agreement are contained in the Proxy Statement in the sections entitled “The Merger Proposal” beginning on page 35 of the Proxy Statement and “The Merger Agreement” beginning on page 47 of the Proxy Statement, and are hereby incorporated by reference, as well as the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2010.

At the closing of the merger (the “Closing”), Merger Sub merged with and into Plastec with Plastec surviving the merger and becoming a wholly owned subsidiary of the Company.  In connection with the merger, the Company issued to the former shareholders of Plastec an aggregate of 7,054,583 ordinary shares.   In addition, the former shareholders of Plastec will be issued up to an additional 9,723,988 shares if certain targets are met for the years 2011 through 2013.

After payment to converting shareholders, approximately $10 million was disbursed from the trust account to the Company.  After payment of transaction related expenses, including the payment of an additional $0.30 per share to converting shareholders, it is expected that approximately $7.4 million will be made available for the Company’s continued working capital requirements.  The Company was supposed to obtain the funds to pay the additional $0.30 per share by drawing down on a letter of credit posted by Cohen & Company Securities, LLC in connection with the Company’s initial public offering.  The Company was then to issue to Cohen & Company Securities, LLC an interest-bearing promissory note in the amount drawn down.   The Company determined instead to pay the additional $0.30 per share rather than drawing on the letter of credit to save interest payments that would have been required to be paid to Cohen & Company Securities, LLC under the promissory note.  Additionally, in connection with the closing, the Company entered into an agreement with the underwriters from its initial public offering whereby such underwriters agreed that the deferred underwriting discounts and commissions they were entitled to be paid upon consummation of the merger would no longer be owed.

At the Closing, the Company entered into an escrow agreement (the “Escrow Agreement”) with certain of the former shareholders of Plastec.  Pursuant to the Escrow Agreement, 10%, or an aggregate of 472,796, of the shares issued to the former shareholders of Plastec (except Cathay Plastic Limited (BVI)) were placed in escrow (the “Escrow Fund”).  The shares shall be held in the Escrow Fund until thirty days after the Company has filed its Annual Report on Form 20-F for the fiscal year ending April 30, 2011.  The shares held in the Escrow Fund are to be used to indemnify the Company and Plastec for losses suffered by either resulting from the inaccuracy or breach of any representation or warranty of Plastec or its former shareholders contained in the Merger Agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of Plastec or its former shareholders contained in the Merger Agreement.

Additionally, the Company’s founders agreed that a portion of the ordinary shares and warrants held by them would be held in escrow subject to forfeiture and cancellation in the event the Company did not raise up to approximately $20 million in equity financings by December 16, 2011.

Effective at the Closing, amendments to certain employment agreements were entered into between a subsidiary of Plastec and each of Kin Sun Sze-To, the Company’s Chairman of the Board and Chief Executive Officer, Chin Hien Tan, the Company’s Chief Operating Officer, and Ho Leung Ning, the Company’s Chief Financial Officer (collectively, the “Employment Agreements”) to provide for their  services to be extended to cover the Company with no additional compensation in terms of base salary.  The material terms of the Employment Agreements, as amended, are contained in the Proxy Statement in the section entitled “Management of GSME Following the Merger – Executive Compensation” beginning on page 105 of the Proxy Statement and are hereby incorporated by reference.

        D. Exchange Controls and Other Limitations Affecting Security Holders

Cayman Islands

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

        E. Taxation

The following is a general summary of certain material Cayman Islands and U.S. federal income tax considerations and tax considerations relating to the Company’s and Plastec’s business. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Cayman Islands Taxation

The Government of the Cayman Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

The Company has received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

United States Taxation

Disclosure regarding United States federal income taxation is contained in the Proxy Statement in the section entitled “The Merger Proposal – Material U.S. Federal Income Tax Considerations” beginning on page 45 of the Proxy Statement and is incorporated herein by reference.

Tax considerations relating to Plastec’s business

Disclosure regarding tax considerations relating to the Plastec’s business is contained in the Proxy Statement in the section entitled “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Income Tax” beginning on page 95 of the Proxy Statement and is incorporated herein by reference.

        F. Dividends and Paying Agents

                The Company has not paid any cash dividends on its ordinary shares to date.  The Company currently intends to declare regular annual cash dividends equal to 30% of Plastec’s yearly net income, although the actual payment of such future dividends will be entirely within the sole discretion of the Company’s board of directors at such times.  The Company does not currently have a paying agent.

        G. Statement by Experts

                Not applicable.

        H. Documents on Display

                The Company files annual reports on Form 20-F and furnishes certain reports and other information with the SEC as required by the Exchange Act for its status as a foreign private issuer. You may read and copy any report or other document filed or furnished by the Company, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

The Company will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this shell company report. Please direct such requests to the Company, Attention Kin Sun Sze-To, Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

        I. Subsidiary Information

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Market Risks” beginning on page 100 of the Proxy Statement for information on the market risks applicable to Plastec, which information is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial statements and financial information of the Company and Plastec are contained in the Proxy Statement in the section entitled “Selected Historical Consolidated Financial Information” beginning on page 10 of the Proxy Statement, in the section entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 13 of the Proxy Statement, in the section “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 59 of the Proxy Statement and the financial statements beginning on page F-1 of the Proxy Statement, which information is incorporated herein by reference.

The financial statements of Plastec for its fiscal year ended April 30, 2010 included in the Proxy Statement were not prepared in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”).  The 2010 financial statements of Plastec prepared in accordance with the standards of the PCAOB are included after the signature page to this shell company report on Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Proxy Statement and incorporated herein by reference).
2.1
Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI) (included as Annex A to the Proxy Statement and incorporated herein by reference).

2.2
Amendment No. 1, dated as of December 9, 2010, to Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI) (included as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2010 and incorporated herein by reference).

4.1
Form of Indemnity Escrow Agreement among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), Kin Sun Sze-To and Ho Leung Ning as the representatives of all the former shareholders of Plastec International Holdings Limited, Jing Dong Gao and Eli D. Scher, acting as the committee representing the interests of the Registrant, and Continental Stock Transfer & Trust Company *

4.2	First Amendment to Employment Contract between Sun Line Industrial Limited and Kin Sun Sze-To. *
4.3	First Amendment to Employment Contract between Sun Line Industrial Limited and Chin Hien Tan. *
4.4	First Amendment to Employment Contract between Sun Line Industrial Limited and Ho Leung Hing. *
4.5	Intentionally Omitted.
4.6	Dongguan Sun Chuen Manufacturing Plant lease. *†
4.7	Dongguan Sun Line Processing Factory lease. *†
4.8	Shenzhen Broadway Processing Factory lease. *†
4.9	Kunshan Broadway Manufacturing Plant lease. *†
4.10	Zhuhai Sun Line Manufacturing Plant lease. *†
4.11	Zhuhai Sun Line Manufacturing Plant lease (#2). *†
4.12	Sun Line Industrial Ltd. lease. *
4.13	Sun Line (Macao Commercial Offshore) Co. Limited lease. *†
4.14	Dongguan Sun Line Processing Agreement. *†
4.15	Shenzhen Broadway Processing Agreement. *†
4.16
Amendment No. 1, dated as of December 16, 2010, to Stock Escrow Agreement, dated as of November 19, 2009, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), MCK Capital Co., Limited, Eli D. Scher, Lawrence S. Wizel, Cohen & Company Securities, LLC and Continental Stock Transfer & Trust Company (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2010 and incorporated herein by reference).

4.17	Registration Rights Agreement.*
4.18	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders.*
4.19	Amendment No. 1 to Unit Purchase Options.*
4.20	Agreement between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and certain Underwriters.*
4.21	Letter from Grant Thornton to Plastec International Holdings Limited.*
4.22	Letter from Dominic K.F. Chan & Co. to Plastec International Holdings Limited.*
8.1	List of Subsidiaries.*

* Filed herewith.
† These exhibits are in Chinese. Summaries of such exhibits are contained in the Proxy Statement in the section entitled “Business of Plastec-Production Facilities and Capacity” beginning on page 83 of the Proxy Statement and the section entitled “Business of Plastec-Properties” beginning on page 89 of the Proxy Statement, all of which information is incorporated herein by reference.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

PLASTEC TECHNOLOGIES, LTD.

	By:	/s/ Kin Sun Sze-To
Kin Sun Sze-To
Dated: December 22, 2010		Chief Executive Officer

Plastec International Holdings Limited
(incorporated in the British Virgin Islands with limited liability)

Report and
Financial Statements
For the year ended 30 April 2010

Plastec International Holdings Limited

Expressed in Hong Kong dollars ("HK$")

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
PLASTEC INTERNATIONAL HOLDINGS LIMTIED
(incorporated in the British Virgin Islands with limited liability)

We have audited the accompanying consolidated statement of financial position of Plastec International Holdings Limited and subsidiaries (the "Group") as of 30 April 2010, and the related consolidated statement of comprehensive income, changes in equity, and cash flows for the year ended 30 April 2010. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Plastec International Holdings Limited and its subsidiaries at 30 April 2010, and the results of the Group's operations and cash flows for the year ended 30 April 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

BDO Limited
Certified Public Accountants

Hong Kong, 15 December 2010

BDO Limited

BDO Limited, a Hong Kong limited company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Plastec International Holdings Limited	2
Financial statements for the year ended 30 April 2010

Consolidated statement of comprehensive income
for the year ended 30 April 2010

	Notes	2010 HK$'000	2009 HK$'000

Revenue	5	966,755	913,444

Cost of sales		(810,187)	(749,649)

Gross profit		156,568	163,795

Other revenue and net income	6	5,501	2,342

Selling and distribution costs		(17,227)	(14,431)

Administrative expenses		(86,945)	(83,841)

Finance costs	7	(2,733)	(5,355)

Profit before income tax	8	55,164	62,510

Income tax expense	9	(10,857)	(772)

Profit for the year		44,307	61,738

Other comprehensive income
Exchange gain/(loss) on translation of financial statements of foreign operations		1,756	(58)
Total comprehensive income for the year		46,063	61,680

Plastec International Holdings Limited	3
Financial statements for the year ended 30 April 2010

Consolidated statement of financial position as at 30 April 2010

	Notes	2010	2009	1 May 2008
		HK$'000	HK$'000	HK$'000
			(Restated)	(Restated)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	12	458,725	450,017	387,253
Prepaid lease payments	13	1,091	1,091	1,116
Deposits and prepayments	17	38,238	29,354	5,105
		498,054	480,462	393,474

Current assets
Inventories	15	74,298	83,163	100,140
Trade receivables	16	242,097	173,885	241,059
Deposits, prepayments and other receivables	17	11,714	11,523	8,519
Prepaid lease payments	13	25	25	25
Cash and cash equivalents	18	151,304	95,039	115,350
		479,438	363,635	465,093

Current liabilities
Trade and other payables and accruals	19	(188,258)	(133,166)	(152,929)
Borrowings	20	(123,738)	(65,084)	(106,766)
Dividend payable		(60,000)	(50,000)	-
Tax payable		(18,678)	(15,457)	(26,834)
		(390,674)	(263,707)	(286,529)

Net current assets		88,764	99,928	178,564

Total assets less current liabilities		586,818	580,390	572,038

Non-current liabilities
Borrowings	20	(5,570)	(15,563)	(22,418)
Deferred tax liabilities	21	(15,156)	(14,798)	(11,271)
		(20,726)	(30,361)	(33,689)

Net assets		566,092	550,029	538,349

EQUITY
Equity attributable to Company's owners
Share capital	22	98	98	98
Reserves	23	565,994	549,931	538,251
Total equity		566,092	550,029	538,349

[ILLEGIBLE]	[ILLEGIBLE]
Director	Director

Plastec International Holdings Limited	4
Financial statements for the year ended 30 April 2010

Consolidated statement of cash flows
for the year ended 30 April 2010

	Notes	2010	2009
		HK$'000	HK$'000
Cash flows from operating activities
Profit before income tax		55,164	62,510
Adjustments for:
Amortisation of prepaid lease payments	8	25	25
Bad debt written off	8	-	324
Depreciation	8	120,850	103,162
Finance lease charges	7	1,631	2,816
Net (gain)/loss on disposal of property, plant and equipment	6/8	(1,077)	29,031
Written off of property, plant and equipment	8	40,348	-
Provision for impairment loss of inventories	8	5,571	-
Interest income	6	(60)	(240)
Interest expense	7	1,102	2,539
Operating profit before working capital changes		223,554	200,167
Decrease in inventories		3,294	16,977
(lncrease)/Decrease in trade receivables		(68,212)	66,850
Decrease /(Increase) in deposits, prepayments and other receivables		1,336	(31,349)
lncrease/(Decrease) in trade and other payables and accruals		55,092	(15,008)
Decrease in bills payable		-	(4,619)
Cash generated from operations		215,064	233,018
Income tax paid		(7,278)	(8,624)
Net cash generated from operating activities		207,786	224,394

Cash flows from investing activities
Deposits paid for acquisition of property, plant and equipment		(11,420)	(1,009)
Interest received		60	240
Proceeds from disposal of property, plant and equipment		6,456	3,850
Purchase of property, plant and equipment		(173,313)	(183,602)
Net cash used in investing activities		(178,217)	(180,521)

Cash flows from financing activities
Proceeds from finance lease		-	6,612
Capital element of finance lease payments		(18,674)	(23,826)
Proceeds from bank loans		254,656	252,197
Repayment of bank loans		(187,321)	(293,620)
Interest paid		(1,102)	(2,675)
Interest element of finance lease payments		(1,631)	(2,816)
Dividend paid to Company's owners		(20,000)	-
Net cash generated from /(used in) financing activities		25,928	(64,128)

Net increase/(decrease) in cash and cash equivalents		55,497	(20,255)
Effect of foreign exchange rate changes		768	(56)
Cash and cash equivalents at the beginning of the year		95,039	115,350
Cash and cash equivalents at the end of the year		151,304	95,039

Plastec International Holdings Limited	5
Financial statements for the year ended 30 April 2010

Consolidated statement of changes in equity
for the year ended 30 April 2010

	Attributable to the owners of the Company
	Share capital HK$'000	Share premium* HK$'000	Capital reserve* HK$'000	Other reserve* HK$'000	Exchange reserve* HK$'000	Retained profits* HK$'000	Total HK$'000

Balance at 1 May 2008	98	104,744	8,592	34	6,190	418,691	538,349

Transactions with owners
Dividend declared and approved	-	-	-	-	-	(50,000)	(50,000)

Profit for the year	-	-	-	-	-	61,738	61,738

Other comprehensive income
Exchange loss on translation of financial statements of foreign operations	-	-	-	-	(58)	-	(58)
Total comprehensive income for the year	-	-	-	-	(58)	61,738	61,680

Balance at 30 April 2009 and at 1 May 2009	98	104,744	8,592	34	6,132	430,429	550,029

Transactions with owners
Dividend declared and approved	-	-	-	-	-	(30,000)	(30,000)

Profit for the year	-	-	-	-	-	44,307	44,307

Other comprehensive income
Exchange gain on translation of financial statements of foreign operations	-	-	-	-	1,756	-	1,756
Total comprehensive income for the year	-	-	-	-	1,756	44,307	46,063

Balance at 30 April 2010	98	104,744	8,592	34	7,888	444,736	566,092

*	These reserve accounts comprise the consolidated reserves of approximately HK$565,994,000 (2009: HK$549,931,000) in the consolidated statement of financial position as at 30 April 2010.

Plastec International Holdings Limited	6
Financial statements for the year ended 30 April 2010

Notes to the financial statements
for the year ended 30 April 2010
1.	GENERAL INFORMATION
Plastec International Holdings Limited (the "Company") is a limited liability company incorporated in the British Virgin Islands ("BVI") and domiciled in Hong Kong. The address of its registered office is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, BVI and its principal place of business is Unit 01, 21/F., Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

The principal activity of the Company is investment holding. The principal activities of the Company's subsidiaries are manufacturing of plastic parts of electronic appliances. Details of the Company's subsidiaries are set out in Note 14 to the financial statements. The Company and its subsidiaries are referred to as the "Group" hereafter.

The financial statements for the year ended 30 April 2010 were approved for issue by the board of directors on 15 December 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1	Basis of preparation
The financial statements on pages 2 to 36 have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") which collective term includes all applicable individual International Financial Reporting Standards and Interpretations issued by the IASB.

The significant accounting policies that have been used in the preparation of these financial statements are summarised below. These policies have been consistently applied to all the years presented unless otherwise stated.

The financial statements have been prepared on historical cost basis. The measurement bases are fully described in the accounting policies below. The adoption of new or amended IFRSs and the impacts on the Group's financial statements, if any, are disclosed in Note 3.

Plastec International Holdings Limited	7
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.1         Basis of preparation (Continued)
It should be noted that accounting estimates and assumptions are used in preparation of the financial statements. Although these estimates are based on management's best knowledge and judgement of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2.2         Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (see Note 2.3 below) made up to 30 April.

Subsidiaries are consolidated from the date on which control is transferred to the Group. They are excluded from consolidation from the date that control ceases.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies are eliminated in preparing the consolidated financial statements. Where unrealised losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from the Group's perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

2.3         Subsidiaries
Subsidiaries are entities over which the Group has the power to control the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

In consolidated financial statements, acquisition of subsidiaries (other than those under common control) is accounted for by applying the purchase method. This involves the estimation of fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated statement of financial position at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group's accounting policies.

Plastec International Holdings Limited	8
Financial statements for the year ended 30 April 2010

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.4         Foreign currency translation
These financial statements are presented in Hong Kong dollars (HK$), which is also the functional currency of the Company.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognised in the profit or loss.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined and are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

In the consolidated financial statements, all individual financial statements of foreign operations, originally presented in a currency different from the Group's presentation currency, have been converted into Hong Kong dollars. Assets and liabilities have been translated into Hong Kong dollars at the closing rates at the reporting date. Income and expenses have been converted into the Hong Kong dollars at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly. Any differences arising from this procedure have been recognised in other comprehensive income and accumulated separately in the exchange reserve in equity.

When a foreign operation is sold, such exchange differences are reclassified from equity to profit or loss as part of the gain or loss on sale.

2.5         Revenue recognition
Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised as follows:

-
Sales of goods are recognised upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

-	Interest income is recognised on a time-proportion basis using the effective interest method.

-	Dividend is recognised when the right to receive payment is established.

Plastec International Holdings Limited	9
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.6	Property, plant and equipment
Property, plant and equipment, other than construction in progress, are stated at acquisition cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	5%
Plant and machineries	10%-33.5%
Furniture, fixtures and equipment	5%-20%
Leasehold improvements	15%-20%
Computer equipment	20%-33.33%
Motor vehicles	20%
Moulds	20%-50%

The assets' estimated residual values, depreciation methods and estimated useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Construction in progress represents assets in the course of construction for production or for its own use purpose. It is stated at cost less any impairment loss and is not depreciated. Cost includes direct costs incurred during the periods on construction, installation and testing plus interest charges arising from borrowings used to finance these assets during the construction period, if any. Construction in progress is reclassified to the appropriate category of property, plant and equipment and depreciation commences when the construction work is completed and the asset is ready for use.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit or loss.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Plastec International Holdings Limited	10
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.7	Prepaid lease payments
Upfront payments made to acquire land held under an operating lease are stated at costs less accumulated amortisation and any accumulated impairment losses. The determination if an arrangement is or contains a lease and the lease is an operating lease is detailed in Note 2.9. Amortisation is calculated on a straight line basis over the term of the lease/right of use except where an alternative basis is more representative of the time pattern of benefits to be derived by the Group from use of the land.

2.8	Impairment of non-financial assets
The Group's property, plant and equipment, prepaid lease payments and the Company's interests in subsidiaries are subject to impairment testing.

For the purposes of assessing impairment, where an asset does not generate cash inflows largely independent from those from other assets, the recoverable amount is determined for the smallest group of assets that generate cash inflows independently (i.e. a cash-generating unit). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level.

An impairment loss is recognised as an expense immediately for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell and value in use, based on an internal discounted cash flow evaluation.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2.9	Leases
An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Plastec International Holdings Limited	11
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.9	Leases (Continued)
(i)       Classification of assets leased to the Group
Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii)      Assets acquired under finance leases
Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets, are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligation under finance leases.

Subsequent accounting for assets held under finance lease agreements corresponds to those applied to comparable acquired assets. The corresponding finance lease liability is reduced by lease payments less finance charges.

Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(iii)     Operating lease charges as the lessee
Where the Group has the right to use of assets held under operating leases, payments made under the leases are charged to profit or loss on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rental are charged to profit or loss in the accounting period in which they are incurred.

2.10	Financial assets
The Group's accounting policies for financial assets other than interests in subsidiaries are set out below. Financial assets are classified into the categories of loans and receivables and cash and cash equivalents.

Management determines the classification of its financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognised when, and only when, the Group becomes a party to the contractual provisions of the instrument. When financial assets are recognised initially, they are measured at fair value, plus directly attributable transaction costs.

Plastec International Holdings Limited	12
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.10	Financial assets (Continued)
Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These are subsequently measured at amortised cost using the effective interest method, less any impairment losses. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

Impairment of financial assets
At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment.

Objective evidence of impairment of individual financial assets includes observable data that comes to the attention of the Group about one or more of the following loss events:

-	Significant financial difficulty of the debtor;

-	A breach of contract, such as a default or delinquency in interest or principal payments;

-	It becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

-	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

-	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

Loss events in respect of a group of financial assets include observable data indicating that there is a measurable decrease in the estimated future cash flows from the group of financial assets. Such observable data includes but not limited to adverse changes in the payment status of debtors in the group and, national or local economic conditions that correlate with defaults on the assets in the group.

Plastec International Holdings Limited	13
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.10	Financial assets (Continued)
Impairment of financial assets (Continued)
If any such evidence exists, the impairment loss is measured and recognised as follows:

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognised in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed. The amount of the reversal is recognised in profit or loss of the period in which the reversal occurs.

2.11	Inventories
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials computed using the first-in first-out method, and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and applicable selling expenses.

2.12	Cash and cash equivalents
Cash and cash equivalents include cash at bank and in hand and demand deposits with banks with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.13	Accounting for income taxes
Income tax comprises current tax and deferred tax.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting period, that are unpaid at the reporting date. They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate, based on the taxable profit for the year. All changes to current tax assets or liabilities are recognised as a component of tax expense in the profit or loss.

Plastec International Holdings Limited	14
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.13	Accounting for income taxes (Continued)
Deferred tax is calculated using the liability method on temporary differences at the reporting date between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences, tax losses available to be carried forward as well as other unused tax credits, to the extent that it is probable that taxable profit, including existing taxable temporary differences, will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on interests in subsidiaries, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated, without discounting, at tax rates that are expected to apply in the period the liability is settled or the asset realised, provided they are enacted or substantively enacted at the reporting date.

Changes in deferred tax assets or liabilities are recognised in profit or loss, or in other comprehensive income or directly in equity if they relate to items that are charged or credited to other comprehensive income or directly to equity.

Current tax assets and current tax liabilities are presented in net if, and only if,

(a)	the Group has the legally enforceable right to set off the recognised amounts; and

(b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Plastec International Holdings Limited	15
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.13	Accounting for income taxes (Continued)
The Group presents deferred tax assets and deferred tax liabilities in net if, and only if,

(a)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

(b)	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)
different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.14	Share capital
Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued.

2.15	Employee benefits
Retirement benefits
Retirement benefits to employees are provided through defined contribution plans.

The Group operates a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries.

The employees of the Company's subsidiaries which operate in the People's Republic of China (the "PRC") are required to participate in a central pension scheme operated by the local municipal government. The subsidiary is required to contribute certain percentage of its payroll costs to the central pension scheme.

Contributions are recognised as an expense in profit or loss as employees render services during the year. The Group's obligations under these plans is limited to the fixed percentage contributions payable.

Short-term employee benefits
Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the reporting date.

Non-accumulating compensated absences such as sick leave and maternity leave are not recognised until the time of leave.

Plastec International Holdings Limited	16
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.16	Borrowing costs
All borrowing costs are expensed as incurred.

2.17	Financial liabilities
The Group's financial liabilities include trade and other payables and accruals, borrowings and dividend payable.

Financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument. All interest related charges are recognised as an expense in finance costs in the profit or loss.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognised in the profit or loss.

Trade and other payables and accruals and dividend payable are recognised initially at their fair value and subsequently measured at amortised cost, using the effective interest method.

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Obligation under finance leases are measured at initial value less the capital element of lease repayments. (Note 2.9)

2.18	Financial guarantees issued
A financial guarantee contract is a contract that requires the issuer (or guarantor) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Plastec International Holdings Limited	17
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.18	Financial guarantees issued (Continued)
Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognised as deferred income within other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

2.19	Provisions and contingent liabilities
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or nonoccurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Contingent liabilities are recognised in the course of the allocation of purchase price to the assets and liabilities acquired in a business combination. They are initially measured at fair value at the date of acquisition and subsequently measured at the higher of the amount that would be recognised in a comparable provision as described above and the amount initially recognised less any accumulated amortisaton, if appropriate.

2.20	Related parties
For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)
the party has the ability, direcdy or indirectly through one or more intermediaries, to control the group or exercise significant influence over the group in making financial and operating policy decisions, or has joint control over the group;

(ii)	the group and the party are subject to common control;

(iii)	the party is an associate of the group or a joint venture in which the group is a venturer;

Plastec International Holdings Limited	18
Financial statements for the year ended 30 April 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2.20	Related parties (Continued)
(iv)
the party is a member of key management personnel of the group or the group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the group or of any entity that is a related party of the group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

3.	ADOPTION OF NEW OR AMENDED IFRSs
In the current year, the Group has applied for the first time the following new standards, amendments and interpretations (the "new IFRSs") issued by the IASB, which are relevant to and effective for the Group's financial statements for the annual period beginning on 1 May 2009.

IAS 1 (Revised)	Presentation of Financial Statements
IFRS 7 (Amended)	Improving Disclosures about Financial Instruments
Various	Annual Improvements to IFRS 2008 (May 2008)

Other than as noted below, the adoption of the new IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

IAS 1 (Revised 2007) Presentation of financial statements
The adoption of IAS 1 (Revised 2007) makes certain changes to the format and titles of the primary financial statements and to the presentation of some items within these statements. It also gives rise to additional disclosures. The measurement and recognition of the Group's assets, liabilities, income and expenses is unchanged. However, some items that were recognised directly in equity are now recognised in other comprehensive income. IFRS 1 affects the presentation of owner changes in equity and introduces a 'Statement of comprehensive income'. Comparatives have been restated to conform with the revised standard.

Plastec International Holdings Limited	19
Financial statements for the year ended 30 April 2010

3.	ADOPTION OF NEW OR AMENDED IFRSs (Continued)
IAS 1 Presentation of Financial Statements - Current/non-current classification of a callable term loan
Following the decision concluded by the IFRSs Interpretation Committee (the “Committee”) in November 2010 regarding the classification of a liability as current or non-current when the liability is not scheduled for repayment within twelve months after the reporting period, but may be callable by the lender at any time without cause, the Group reclassified its long term loans from non-current liabilities into current liabilities with immediate effect, as at the reporting dates of 30 April 2010 and 2009.

The Committee concluded that the amounts repayable under a loan agreement, which includes a clause that gives the lender the unconditional right to call the loan at any time, shall be classified by the borrower as current liabilities in its statement of financial position. The reason is the borrower under such an agreement does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The effect of the Group's financial statements is reclassification of long term loans of approximately HK$32,736,000 and HK$2,500,000 from non-current liabilities to current liabilities as at 30 April 2010 and 30 April 2009 respectively.

As a result of the above reclassification, an additional consolidated statement of financial position as at 1 May 2008 is presented in accordance with the requirement of the IAS 1 (Revised 2007).

At the date of authorisation of these financial statements, certain new and amended IFRSs have been published but are not yet effective, and have not been adopted early by the Group.

The directors anticipate that all of the pronouncements will be adopted in the Group's accounting policy for the first period beginning after the effective date of the pronouncement. The directors are of the opinion that the new and amended IFRSs have been issued are not expected to have material impact of the Group's financial statements.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i)	Depreciation and amortisation
The Group depreciates its property, plant and equipment and amortises its prepaid lease payments in accordance with the accounting policies stated in Notes 2.6 and 2.7 respectively. The estimated useful lives reflect the management's estimate of the periods that the Group intends to derive future economic benefits from the use of these assets.

Plastec International Holdings Limited	20
Financial statements for the year ended 30 April 2010

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)
(ii)	Net realisable value of inventories
These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of competitor actions in response to severe industry cycles. Management will reassess the estimations at the reporting date.

(iii)	Impairment of receivables
The Group's management determines impairment of receivables on a regular basis. This estimate is based on the credit history of the Group's receivables and the current market condition. When the Group's management determines that there are indicators of significant financial difficulties of the receivables such as default or delinquency in payments, allowance for impairment are estimated. The Group's management reassesses the impairment of receivables at the reporting date.

(iv)	Provision for taxes
There are certain transactions in the ordinary course of business for which the ultimate tax determination is uncertain. Significant judgement is required in determining the amount of the provision for taxes and the timing of payment of related taxes. Should the final tax outcome be different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made.

In the opinion of the directors, the current tax position is a fair reflection of the judgement exercised by them with respect to such transactions.

(v)	Impairment of assets (other than financial assets)
The Group assesses whether there are any indicators of impairment of assets at each reporting date. They are tested for impairment when there are indicators that the carrying amounts may not be recoverable. When value in use calculations are undertaken, management estimates the expected future cash flows from the asset or cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows.

5.	REVENUE
Revenue, which is also the Group's turnover, represents the total invoiced sales net of returns and discounts.

Plastec International Holdings Limited	21
Financial statements for the year ended 30 April 2010

6.	OTHER REVENUE AND NET INCOME

	2010	2009
	HK$'000	HK$'000

Other revenue
Bank interest income	60	240
Net exchange gain	997	-
Sales of scrapped materials	1,141	161
Sundry income	2,226	1,941
	4,424	2,342
Net income
Net gain on disposal of property, plant and equipment	1,077	-
	5,501	2,342

7.	FINANCE COSTS

	2010	2009
	HK$'000	HK$'000

Interest charges on:
Bank loans repayable within 5 years	1,102	2,539
Finance lease charges	1,631	2,816
	2,733	5,355

8.	PROFIT BEFORE INCOME TAX

	2010	2009
	HK$'000	HK$'000

Profit before income tax is arrived at after charging:
Amortisation of prepaid lease payments	25	25
Bad debt written off	-	324
Cost of inventories recognised as an expense	810,187	749,649
Depreciation
- Owned assets	111,599	92,978
- Leased assets	9,251	10,184
Net exchange loss	-	2,108
Operating lease charges on premises	17,661	19,142
Provision for impairment loss of inventories	5,571	-
Loss on disposal of property, plant and equipment	-	29,031
Staff costs (including directors' remuneration and retirement benefit scheme contributions)	186,938	175,024
Written-off of property, plant and equipment (Note)	40,348	-

Note:

Property plant and equipment amounting to approximately HK$40,348,000 was written off for the year ended 30 April 2010 (2009: HK$ Nil) due to closing down of the related factories in the PRC. The amount was charged to administrative expenses during the year.

Plastec International Holdings Limited	22
Financial statements for the year ended 30 April 2010

9.	INCOME TAX EXPENSE
Hong Kong Profits Tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits for the year. The Group's certain subsidiaries established and operating in the PRC are exempted from enterprise income tax for the first two profitable years of operations, and thereafter, are eligible for a 50% relief from enterprise income tax for the following three years. Remaining subsidiaries operating in the PRC are subject to PRC enterprise income tax rate of 25%. No PRC enterprise income tax provided as the Group's subsidiaries established in the PRC have no assessable profits during the year (2009: Nil).

	2010	2009
	HK$'000	HK$'000

Hong Kong Profits Tax
Current year	10,499	3,285
Over provision in prior years	-	(6,064)
	10,499	(2,779)

Overseas Profits Tax Current year	-	24

Deferred tax (Note 21) Current year	358	3,527
Income tax expense	10,857	772

Reconciliation between income tax expense and accounting profit at applicable tax rates :

	2010	2009
	HK$'000	HK$'000

Profit before income tax	55,164	62,510

Tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	10,205	10,444
Tax effect of non-deductible expenses	1,010	4,052
Tax effect of non-taxable income	(7,242)	(5,680)
Unrecognised temporary difference	3,730	(4,082)
Tax effect of unused tax losses not recognised	3,154	2,570
Tax effect of prior year's unrecognised tax losses utilised during the year	-	(468)
Under/(over) provision in respect of prior years	-	(6,064)
Income tax expense	10,857	772

Plastec International Holdings Limited	23
Financial statements for the year ended 30 April 2010

10.	EMPLOYEE BENEFIT EXPENSE (including directors' emoluments)

	2010	2009
	HK$'000	HK$'000

Wages and salaries and other allowances	174,895	162,886
Pension costs – defined contribution plans	12,043	12,138
	186,938	175,024

11.	DIVIDEND
Dividend attributable to the year

	2010	2009
	HK$'000	HK$'000

Interim dividend of HK$2,400 per ordinary share (2009: HK$4,000)	30,000	50,000

Plastec International Holdings Limited	24
Financial statements for the year ended 30 April 2010

12.	PROPERTY, PLANT AND EQUIPMENT

				Furniture,
	Construction		Plant and	fixtures and	Leasehold	Computer	Motor
	in progress	Buildings	machineries	equipment	improvements	equipment	vehicles	Moulds	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

At 1 May 2008
Cost	21,163	18,855	493,844	35,797	7,856	5,075	8,355	38,992	629,937
Accumulated depreciation	-	(1,447)	(195,857)	(17,313)	(5,136)	(3,377)	(5,428)	(14,126)	(242,684)
Net book amount	21,163	17,408	297,987	18,484	2,720	1,698	2,927	24,866	387,253

Year ended 30 April 2009
Opening net book amount	21,163	17,408	297,987	18,484	2,720	1,698	2,927	24,866	387,253
Additions	4,731	702	168,390	19,858	127	1,695	1,354	1,950	198,807
Disposals	-	-	(33,443)	(897)	-	(7)	(84)	(15,956)	(50,387)
Depreciation	-	(982)	(78,205)	(13,104)	(755)	(1,176)	(1,302)	(7,638)	(103,162)
Write-back on disposals	-	-	10,579	672	-	2	84	6,169	17,506
Transfer	(21,207)	409	321	20,470	-	7	-	-	-
Closing net book amount	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017

At 30 April 2009 and at 1 May 2009
Cost	4,687	19,966	629,112	75,228	7,983	6,770	9,625	24,986	778,357
Accumulated depreciation	-	(2,429)	(263,483)	(29,745)	(5,891)	(4,551)	(6,646)	(15,595)	(328,340)
Net book amount	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017

Year ended 30 April 2010
Opening net book amount	4,687	17,537	365,629	45,483	2,092	2,219	2,979	9,391	450,017
Additions	10,488	508	119,533	31,968	161	2,274	1,130	8,260	174,322
Disposals	-	-	(25,092)	(169)	-	(39)	(1,077)	-	(26,377)
Written off	-	-	(30,372)	(9,875)	(68)	(33)	-	-	(40,348)
Depreciation	-	(1,040)	(91,843)	(17,504)	(455)	(1,279)	(1,349)	(7,380)	(120,850)
Write-back on disposals	-	-	20,281	118	-	39	560	-	20,998
Transfer	(10,482)	420	5,913	1,110	2,656	87	296	-	-
Exchange realignment	10	(7)	759	104	60	5	32	-	963
Closing net book amount	4,703	17,418	364,808	51,235	4,446	3,273	2,571	10,271	458,725

At 30 April 2010
Cost	4,703	20,940	683,607	93,558	10,724	9,025	10,018	33,246	865,821
Accumulated depreciation	-	(3,522)	(318,799)	(42.323)	(6,278)	(5,752)	(7,447)	(22,975)	(407,096)
Net book amount	4,703	17,418	364,808	51,235	4,446	3,273	2,571	10,271	458,725

Plastec International Holdings Limited	25
Financial statements for the year ended 30 April 2010

12.	PROPERTY, PLANT AND EQUIPMENT (Continued)
Plant and machineries of net book value of HK$50,901,000 (2009: HK$63,661,000) were held under finance lease.

The buildings which were located outside Hong Kong were held under medium lease terms.

13.	PREPAID LEASE PAYMENTS

	2010	2009
	HK$'000	HK$'000

Opening net carrying amount	1,116	1,141
Amortisation	(25)	(25)
Exchange difference	25	-
Closing net carrying amount	1,116	1,116
Less: current portion	(25)	(25)
Non-current portion	1,091	1,091

The analysis of the net carrying amounts of prepaid lease payments according to lease periods is as follows:

	2010	2009
	HK$'000	HK$'000

Outside Hong Kong, held on:
Leases of between 10 and 50 years	1,116	1,116

Plastec International Holdings Limited	26
Financial statements for the year ended 30 April 2010

14.	SUBSIDIARIES
Particulars of the subsidiaries at 30 April 2010 are as follows :-

Name	Place of incorporation/ registration and operations	Type of legal entity	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect

Fast Achieve Enterprises Limited	BVI	Limited liability company	1 ordinary share of US$1	100%	-	Dormant

Broadway Industrial Holdings Limited	BVI	Limited liability company	3,850,000 ordinary shares of US$1 each	100%	-	Manufacturing of plastic parts of electronic appliances

Broadway Industrial Holdings Limited	Hong Kong	Limited liability company	1 ordinary share of HK$1	-	100%	Investment holding

Broadway Precision Industrial (Kunshan) Ltd.	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of US$6,000,000	-	100%	Manufacturing of plastic parts of electronic appliances

Broadway Manufacturing Company Limited	BVI	Limited liability company	1 ordinary share of US$1	100%	-	Property investment

Sun Ngai Spraying and Silk Print Co. Ltd.	BVI	Limited liability company	100 ordinary shares of US$1 each	100%	-	Provision of spraying and silk printing services

Sun Ngai Spraying and Silk Print (HK) Co., Ltd.	Hong Kong	Limited liability company	1 ordinary share of HK$1	-	100%	Dormant

Sun Line Industrial Limited	Hong Kong	Limited liability company	100,000 ordinary shares of HK$1 each	100%	-	Manufacturing of plastic products and provision of silk printing service

Heyuan Sun Line Industrial Ltd.	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of US$5,000,000	-	100%	Manufacturing of plastic parts of electronic appliances

New Skill Holdings Limited	Samoa	Limited liability company	1 ordinary share of US$1	100%	-	Investment holding

Dongguan Sun Chuen Plastic Products Co., Ltd.	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of HK$17,000,000	-	100%	Manufacturing of plastic parts of electronic appliances

Sun Line (Macao Commercial Offshore) Company Limited	Macau	Limited liability company	100,000 ordinary share of MOP 1 each	100%	-	Trading of plastic products

Sun Terrace Industries Limited	BVI	Limited liability company	1 ordinary share of US$1	100%	-	Investment holding

Allied Sun Corporation Limited	Hong Kong	Limited liability company	1 ordinary share of HK$1	-	100%	Investment holding

Sun Line Precision Industrial (Zhuhai) Ltd.	The People's Republic of China	Wholly owned foreign enterprise	Registered capital of US$5,600,000	-	100%	Manufacturing of plastic parts of electronic appliances

Plastec International Holdings Limited	27
Financial statements for the year ended 30 April 2010

15.	INVENTORIES

	2010	2009
	HK$'000	HK$'000

Raw materials	38,751	36,930
Work in progress	22,722	27,271
Finished goods	18,396	18,962
	79,869	83,163
Less: Provision for impairment loss of inventories	(5,571)	-
	74,298	83,163

The movement in the provision for impairment loss of inventories is as follows:

	2010	2009
	HK$'000	HK$'000

Balance at the beginning of the year	-	-
Provision for the year	5,571	-
Balance at the end of the year	5,571	-

16.	TRADE RECEIVABLES

	2010	2009
	HK$'000	HK$'000

Trade receivables	242,097	174,209
Less: bad debt written off	-	(324)
Trade receivables - net	242,097	173,885

The directors of the Group consider that the fair values of trade receivables which are expected to be recovered within one year are not materially different from their carrying amounts because these balances have short maturity periods on their inception.

Plastec International Holdings Limited	28
Financial statements for the year ended 30 April 2010

16.	TRADE RECEIVABLES (Continued)
The credit terms of the Group's trade receivables range from 30 to 180 days. The Group normally applies credit terms to its customers according to industry practice together with consideration of their creditability, repayment history and years of establishment. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are regularly reviewed by the management.

The aging analysis of the Group's trade receivables as at the reporting date, based on due date and net of provision, is as follows :

	2010	2009
	HK$'000	HK$'000

Neither past due nor impaired	240,353	168,098
0 - 180 days past due	1,744	5,781
181 - 365 days past due	-	6
	242,097	173,885

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Trade receivables past due but not impaired were related to customers that had a good track record with the Group. Based on past experience, the management believe that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group did not hold any collateral in respect of trade receivables.

17.	DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	2010	2009
	HK$'000	HK$'000

Non-current assets
Deposits paid for acquisition of property, plant and equipment	11,420	1,009
Prepaid rental	26,818	28,345
	38,238	29,354
Current assets
Other receivables	704	1,525
Deposits and prepayments	11,010	9,998
	11,714	11,523

Plastec International Holdings Limited	29
Financial statements for the year ended 30 April 2010

18.	CASH AND CASH EQUIVALENTS

	2010	2009
	HK$'000	HK$'000

Cash at bank and in hand	116,719	63,799
Short-term bank deposits	34,585	31,240
	151,304	95,039

The short-term bank deposits earn 0.01% to 0.04% (2009: 0.01%) interest per annum. They have a maturity less than 3 months and are eligible for immediate cancellation without receiving any interest for the last deposit period.

The directors of the Group considered that the fair value of the short-term bank deposits is not materially different from their carrying amount because of the short maturity period on their inception.

Included in bank and cash balances of the Group of approximately HK$7,315,000 (2009: HK$16,029,000) was denominated in Renminbi (“RMB”) placed with banks in the PRC. RMB is not a freely convertible currency. Under the PRC's Foreign Exchange Control Regulations and Administration of Settlement and Sales and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks that are authorised to conduct foreign exchange business.

19.	TRADE AND OTHER PAYABLES AND ACCRUALS

	2010	2009
	HK$'000	HK$'000

Trade payables	136,014	86,481
Other payables and accruals	52,244	46,685
	188,258	133,166

20.	BORROWINGS

	2010	2009	1 May 2008
	HK$'000	HK$'000	HK$'000
		(Restated)	(Restated)

Non-current
Finance lease liabilities (b)	5,570	15,563	22,418

Current
Bank loans (a)	113,976	46,641	88,065
Finance lease liabilities (b)	9,762	18,443	18,701
	123,738	65,084	106,766
Total borrowings	129,308	80,647	129,184

(a)   Bank loans
Bank loans were supported by corporate and personal guarantees given jointly by the Company and a director of the Company.

Plastec International Holdings Limited	30
Financial statements for the year ended 30 April 2010

20.	BORROWINGS (Continued)
(a)	Bank loans (Continued)
Bank loans were dominated in Hong Kong dollars with interest rates ranging from 1.33% to 2.73% per annum (2009: from 1.40% to 5.70% per annum).

Of the balance, HK$32,736,000 (2009: HK$2,500,000 (Restated), 1 May 2008: HK$5,000,000 (Restated)) were term loans payable over one year that contain repayment on demand clauses. The remaining balance of HK$81,240,000 (2009: HK$44,141,000, 1 May 2008: HK$83,065,000) was payable within one year.

(b)	Finance lease liabilities
The analysis of the Group's obligations under finance leases are as follows:

	2010	2009	2008
	HK$'000	HK$'000	HK$'000

Total minimum lease payments:
Due within one year	10,404	20,032	21,056
Due in the second to fifth years	5,725	16,402	23,750
	16,129	36,434	44,806
Future finance charges on finance leases	(797)	(2,428)	(3,687)
Present value of finance lease liabilities	15,332	34,006	41,119

	2010	2009	2008
	HK$'000	HK$'000	HK$'000

Present value of minimum lease payments:
Due within one year	9,762	18,443	18,701
Due in the second to fifth years	5,570	15,563	22,418
	15,332	34,006	41,119
Less: portion due within one year included under current liabilities	(9,762)	(18,443)	(18,701)
Portion due after one year included under non-current liabilities	5,570	15,563	22,418

The Group entered into finance leases for items of plant and machinery. The lease periods are for 4 to 5 years. The Group has the option to purchase the leased equipments at prices that are expected to be sufficiently lower than the fair values of the leased assets at the end of the lease. None of the leases include contingent rentals.

Finance lease liabilities are effectively secured by the underlying assets as the rights to the leased asset would be reverted to the lessor in the event of default by repayment by the Group.

The carrying values of the Group's borrowings are considered to be reasonable approximation of fair values.

Plastec International Holdings Limited	31
Financial statements for the year ended 30 April 2010

21.	DEFERRED TAX
The movement in the deferred tax liabilities during the year is as follows:

HK$'000
Accelerated tax depreciation
At 1 May 2008	11,271
Recognised in profit or loss	3,527
At 30 April 2009 and 1 May 2009	14,798
Recognised in profit or loss	358
At 30 April 2010	15,156

The Group has unrecognised tax losses of approximately of HK$39,173,000 (2009: HK$16,264,000) to carry forward against future taxable income. Deferred tax assets have not been recognised in respect of these losses which arose in subsidiaries with unpredictability future profit streams. These tax losses do not expire under relevant legislations.

Deferred tax liabilities in respect of the temporary differences associated with the undistributed earnings of subsidiaries in the PRC have not been provided as the Group is in a position to control the timing of reversal of these differences and it is probable that such differences will not reverse in the foreseeable future.

22.	SHARE CAPITAL

	2010	2009
	HK$'000	HK$'000
Authorised :
50,000 ordinary shares of US$1 (equivalent to HK$7.8) each	390	390

Issued and fully paid :
12,500 ordinary shares of US$1 (equivalent to HK$7.8) each	98	98

23.	RESERVES
Movements of the Group's reserves are disclosed in the consolidated statement of changes in equity on page 5.

24.	OPERATING LEASE COMMITMENTS
At the reporting date, the total future minimum lease payments under non-cancellable operating leases are payable by the Group as follows:

	2010	2009
	HK$'000	HK$'000

Within one year	15,151	13,280
In the second to fifth years, inclusive	36,108	46,756
Over five years	788	2,197
	52,047	62,233

Plastec International Holdings Limited	32
Financial statements for the year ended 30 April 2010

24.	OPERATING LEASE COMMITMENTS (Continued)
The Group leases a number of properties under operating leases. The leases run for an initial period of 2 to 10 years, with an option to renew the lease and renegotiate the terms at the expiry date or at dates as mutually agreed between the Group and respective lessors. None of the leases include contingent rentals.

25.	CAPITAL COMMITMENTS

	2010	2009
	HK$'000	HK$'000

Contracted but not provided for Property, plant and equipment	35,612	827

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group does not have written risk management policies and guidelines. However, the board of directors of the Company meets periodically to analyse and formulate measures to manage the Group's exposure to market risk (including principally changes in interest rates and currency exchange rates), credit risk and liquidity risk. Generally, the Group employs conservative strategies regarding its risk management. As the Group's exposure to market risk is kept at a minimum level, the Group has not used any derivative or other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes.

As at 30 April 2010, the Group's financial instruments mainly consisted of cash and cash equivalents, trade receivables, other receivables, trade and other payables and accruals, borrowings and dividend payable.

(a)	Interest rate risk
Interest rate risk relates to the risk that the fair value or cash flows of a financial instrument will fluctuate because of the changes in market interest rates. Financial instruments bearing variable rates and fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively.

The interest rates and terms of repayment of the Group's borrowings are disclosed in Note 20. The directors of the Company consider the Group does not have significant exposure to interest rate risk in respect of the Group's borrowings as they are mainly at fixed rates and stated at amortised cost. The Group's exposure to interest rate risk arises on bank deposits is not significant. The Group has not used any derivative contracts to hedge its exposure to interest rate risk. The Group has not formulated a policy to manage the interest rate risk.

The directors of the Company consider the Group's exposures to cash flow interest rate risk on bank balances as follows:

Plastec International Holdings Limited	33
Financial statements for the year ended 30 April 2010

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)
(a)	Interest rate risk (Continued)
Sensitive analysis
At 30 April 2010, it is estimated that a general increase/decrease of 25 basis points in interest rates, with all other variables held constant, would increase/decrease the Group's profit after tax and retained profits by approximately HK$93,000 (2009: HK$121,000). There would be no impact on other components of consolidated equity in response to the general increase/decrease in interest rates.

The assumed changes in interest rates are considered to be reasonably possible based on observation of current market conditions and represents management's assessment of a reasonably possible change in interest rate over the next twelve month period.

The policies to manage interest rate risk have been followed by the Group since prior years and are considered to be effective.

(b)	Credit risk
Credit risk refers to the risk that the counterparty to a financial instrument would fail to discharge its obligation under the terms of the financial instrument and cause a financial loss to the Group. The Group's exposure to credit risk mainly arises from granting credit to customers in the ordinary course of its operating activities.

The Group's cash and bank balances as at 30 April 2010 are mainly maintained with authorised banks in Hong Kong and the PRC. The Group's management considers the credit risk associated with these bank balances is insignificant.

The carrying amounts of the trade and other receivables included in the consolidated statement of financial position represent the Group's maximum exposure to credit risk in relation to the Group's financial assets. No other financial assets carry a significant exposure to credit risk. The Group has no significant concentration of credit risk due to its large customer base. Further details about the trade receivables are disclosed in Note 16 to the financial statements.

The credit policies have been followed by the Group since prior years and are considered to be effective in limiting the Group's exposure to credit risk to a desirable level.

Plastec International Holdings Limited	34
Financial statements for the year ended 30 April 2010

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)
(c)	Liquidity risk
Liquidity risk relates to the risk that the Group will not be able to meet its obligations associated with its financial liabilities. The Group is exposed to liquidity risk in respect of settlement of trade payables and its financing obligations, and also in respect of its cash flow management. The Group's objective is to maintain an appropriate level of liquid assets and committed lines of funding to meet its liquidity requirements in the short and longer term.

The contractual maturity analysis below is based on the undiscounted cash flows of the financial liabilities:

		As at 30 April 2010
		Total		More than
		contractual	Within	1 year but
	Carrying	undiscounted	1 year or	less than
	amount	cash flow	on demand	5 years
	HK$'000	HK$'000	HK$'000	HK$'000

Trade and other payables and accruals	188,258	188,258	188,258	-
Borrowings	129,308	131,853	126,128	5,725
Dividend payable	60,000	60,000	60,000	-
	377,566	380,111	374,386	5,725

		As at 30 April 2009
		Total		More than
		contractual	Within	1 year but
	Carrying	undiscounted	1 year or	less than
	amount	cash flow	on demand	5 years
	HK$'000	HK$'000	HK$'000	HK$'000

Trade and other payables and accruals	133,166	133,166	133,166	-
Borrowings	80,647	83,409	67,007	16,402
Dividend payable	50,000	50,000	50,000	-
	263,813	266,575	250,173	16,402

The liquidity policies have been followed by the Group since prior years and are considered to be effective in managing liquidity risks.

Plastec International Holdings Limited	35
Financial statements for the year ended 30 April 2010

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)
(d)	Foreign currency risk
Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group does not have significant exposure to foreign currency risk, as the Group’s transactions are mainly dominated in HK$ and US$. As HK$ is pegged to US$ at a fixed exchange rate, the Group does not use derivative financial instruments to hedge its foreign currency risk. The Group reviews its foreign currency exposures regularly and does not consider its foreign exchange risk to be significant.

(e)	Summary of financial assets and liabilities by category
The carrying amounts of the Group’s financial assets and liabilities as recognised at the reporting dates are catergorised as follows. See Notes 2.10 and 2.17 for explanations about how the classification of financial instruments affects their subsequent measurements.

	2010	2009
	HK$'000	HK$'000
Financial assets
Loans and receivables :
- Trade receivables	242,097	173,885
- Other receivables (Note 17)	704	1,525
Cash and cash equivalents	151,304	95,039
	394,105	270,449

	2010	2009
	HK$'000	HK$'000
Financial liabilities
Financial liabilities measured at amortised cost:
- Trade and other payables and accruals	(188,258)	(133,166)
- Borrowings	(129,308)	(80,647)
- Dividend payable	(60,000)	(50,000)
	(377,566)	(263,813)

Plastec International Holdings Limited	36
Financial statements for the year ended 30 April 2010

27.	CAPITAL MANAGEMENT POLICIES AND PROCEDURES
The Group's capital management objectives are to ensure the Group's ability to continue as a going concern and to provide an adequate return to shareholders by pricing goods commensurately with the level of risk.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group, prevailing and projected capital expenditures and projected strategic investment opportunities.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group regards total equity presented on the face of the consolidated statement of financial position as capital, for capital management purpose, which the management considers as optimal having considered the projected capital expenditures and the forecast strategic investment opportunities.

The Group is not subject to externally imposed capital requirements.