Form 20-F
period 2010-10-31
Plastec Technologies, Ltd.
filed 2011-03-24
CIK 1433309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from _________________ to _________________

Commission file number: 000-53826

PLASTEC TECHNOLOGIES, LTD. (formerly GSMSE Acquisition Partners I)
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Units consisting of one Ordinary Share, par value US$0.001 per share, and one Warrant
(Title of Class)

Ordinary Shares, US$0.001 par value per share
(Title of Class)

Warrants to purchase Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 1,200,000 ordinary shares, par value $0.001 per share, as of October 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒  No ☐

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
Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

i

INTRODUCTION

Definitions

“We,” “us” and “our” and the “Company” refer to Plastec Technologies, Ltd. (formerly known as GSME Acquisition Partners I), including its direct and indirect subsidiaries.  Unless otherwise indicated and except where the context otherwise requires, the following terms shall have the following definitions in this annual report on Form 20-F:

“Allied Sun”	Allied Sun Corporation Limited, a company incorporated in Hong Kong on August 20, 2008 and Plastec’s indirect wholly owned subsidiary

“Blu-ray disc”
Blu-ray Disc (official abbreviation BD, colloquially also known as BR or Blu-ray) is an optical disc storage medium designed to supersede the standard DVD format. Its main uses are for storing high-definition video, PlayStation 3 video games, and other data, with up to 25 GB per single-layered, and 50 GB per dual-layered disc. Although these numbers represent the standard storage for Blu-ray Disc drives, the specification is open-ended, with the upper theoretical storage limit left unclear — 200 GB discs are available, and 100 GB discs are readable without extra equipment or modified firmware. The discs have the same physical dimensions as standard DVDs and CDs

“Broadway Industrial (BVI)”	Broadway Industrial Holdings Limited, a company incorporated in BVI on August 17, 2005 and Plastec’s wholly owned subsidiary

“Broadway Industrial (HK)”	Broadway Industrial Holdings Limited, a company incorporated in Hong Kong on March 22, 2006 and Plastec’s indirect wholly owned subsidiary

“Broadway Manufacturing”	Broadway Manufacturing Company Limited, a company incorporated in BVI on August 17, 2005 and Plastec’s wholly owned subsidiary

“BVI”	The British Virgin Islands

“CAGR”	Compound annual growth rate

“China” or “PRC”	The People’s Republic of China excluding, for geographical references only, Taiwan, Hong Kong and Macau for the purpose of this Form 20-F

“Companies Law”	The Companies Law (2010 Revision) of the Cayman Islands

“Dongguan Sun Chuen Manufacturing Plant”	Plastec’s wholly owned manufacturing plant in Dongguan City, Guangdong Province, China

“Dongguan Sun Chuen”	Dongguan Sun Chuen Plastic Products Co., Ltd., a wholly owned foreign enterprise established in China on December 8, 2004 and Plastec’s indirect wholly owned subsidiary

“Dongguan Sun Line Processing Agreement”
The processing agreement dated November 5, 2002, as amended and supplemented, expiring November 4, 2012, between and among Dongguan City External Processing Facility Service Company, as arranger, Dongguan City Dalingshan Township Foreign Economic Development Corporation and Sun Line (HK) in relation to the processing arrangement of Dongguan Sun Line Processing Factory

“Dongguan Sun Line Processing Factory”	The processing factory owned by Dongguan City Dalingshan Township Foreign Economic Development Corporation and located at Dalingshan Township, Dongguan City, Guangdong Province, China

“Dongguan Tenancy Agreements”
Three tenancy agreements relating to Plastec’s operations in Dongguan:

•      10-year tenancy agreement, expiring May 31, 2014, by Dongguan Sun Line Processing Factory, as lessee, with respect to approximately 11,543 square meters of gross floor area at Dongguan Sun Line Processing Factory;

•      10-year tenancy agreement, expiring May 31, 2015, by Dongguan Sun Line Processing Factory, as lessee, with respect to approximately 28,341 square meters of gross floor area at Dongguan Sun Line Processing Factory; and

•      8-year tenancy agreement, expiring November 30, 2015, by Dongguan Sun Chuen, as lessee, with respect to approximately 12,000 square meters of gross floor area at the Dongguan Sun Chuen Manufacturing Plant

“DVD”	Digital video disc, a popular optical disc storage media format used for data storage

“EMS”	Electronic manufacturing services that design, test, manufacture, distribute and provide return/repair services for electronic component and assemblies for OEM, ODM and OBM manufacturers

“EPS”	Earnings per share

“Fast Achieve”	Fast Achieve Enterprises Limited, a company incorporated in BVI on March 10, 2004 and Plastec’s wholly owned subsidiary

“former Plastec shareholders”
Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI), the shareholders of Plastec prior to the merger

“GB”	Gigabytes, a measure of available capacity to store information

“GPS”
Global positioning system, utilizing a constellation of at least 24 medium Earth orbit satellites that transmit precise microwave signals to enable the operator of a GPS receiver such as a car driver to determine his location, speed and direction

“Heyuan Sun Line Industrial”	Heyuan Sun Line Industrial Ltd., a wholly owned foreign enterprise established in China on February 20, 2004 and Plastec’s indirect wholly owned subsidiary

“Heyuan Sun Line Manufacturing Plant”	Plastec’s wholly owned manufacturing plant located at Heyuan City, Guangdong Province, China

“HK$” or “Hong Kong dollar”
The lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$s may be converted to US$ using the current exchange rate of 7.8 HK$ for every 1 US$

“Hong Kong”	The Hong Kong Special Administrative Region of China

“ICTI”	The International Council of Toy Industries, an association of associations, is committed on behalf of its member companies to the operation of toy factories in a lawful, safe, and healthful manner

“IFRS”	International Financial Reporting Standards

“initial shares”	The 1,200,000 ordinary shares issued by us prior to our IPO to our initial shareholders

“initial shareholders”	All of our shareholders prior to our IPO, including all of our officers and directors at the time of our IPO

“insider warrants”	The 3,600,000 warrants purchased by MCK Capital Co., Limited, Eli D. Scher and Larry Wizel simultaneously with the consummation of our IPO

“IPO”	Our initial public offering, consummated on November 25, 2009

“ISO14001”
The standards under the family of ISO14001, a series of international standards developed by the International Organization for Standardization, relating to requirements for an environmental management system to enable an organization to develop and implement a policy and objectives which take into account legal requirements and other requirements to which the organization subscribes

“ISO9001”
The standards under the family of ISO9001, a series of international standards developed by the International Organization for Standardization, on quality management and quality assurance containing guidelines for performance improvements, quality/environmental management systems auditing and the vocabulary, fundamentals and requirements for quality management systems

“just-in-time”
An optimal material requirement planning system for a manufacturing process in which there is little or no manufacturing material inventory on hand at the manufacturing site and little or no incoming inspection

“Kunshan Broadway Manufacturing Plant”	Plastec’s wholly owned manufacturing plant in Kunshan City, Jiangsu Province, China

“Kunshan Broadway”	Broadway Precision Industrial (Kunshan) Ltd., a wholly owned foreign enterprise established in China on August 26, 2008 and Plastec’s indirect wholly owned subsidiary

“Kunshan Tenancy Agreement”
Two tenancy agreements relating to Plastec’s operations in Kunshan:

•      10-year tenancy agreement, expiring August 10, 2018, by Kunshan Broadway, as lessee, with respect to approximately 8,191 square meters of gross floor area at Kunshan Broadway Manufacturing Plant; and

•      9-year tenancy agreement, expiring March 1, 2019, by Kunshan Broadway, as lessee, with respect to approximately 4,500 square meters of gross floor area at Kunshan Broadway Manufacturing Plant

“LCD”	Liquid crystal display, a thin, flat display device made up of any number of color or monochrome pixels arrayed in front of a light source or reflector

“LED”	Light emitting diode, a semiconductor diode that emits light when a voltage is applied to it and that is used especially in electronic devices (as for an indicator light)

“Manufacturing Plants”
Kunshan Broadway Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Dongguan Sun Chuen Manufacturing Plant and Heyuan Sun Line Manufacturing Plant, Plastec’s wholly owned manufacturing facilities

“memorandum and articles”	Our memorandum and articles of association, as amended and restated from time to time

“merger”	The merger, consummated on December 16, 2010, of our merger subsidiary with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours, pursuant to the merger agreement

“merger agreement”	The Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, as amended, between us, our merger subsidiary, Plastec and each of the former Plastec shareholders

“merger proxy statement”
The proxy statement for the extraordinary general meeting, at which our shareholders approved, among other things, the merger with Plastec and which was included as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, filed on October 28, 2010

“merger subsidiary”	GSME Acquisition Partners I Sub Limited, a wholly owned subsidiary of ours, formed solely for the purpose of consummating the merger with Plastec

“MP3”	MPEG-1 or MPEG-2 Audio Layer 3 (or III)

“New Skill”	New Skill Holdings Limited, a company incorporated in Samoa on March 29, 2004 and Plastec’s wholly owned subsidiary

“OBM”	Original brand manufacturers, a type of manufacturer who designs and manufactures products, in whole or in part, and markets the products under its own brand name

“ODM”	Original design manufacturers, a type of manufacturer that designs and manufactures products, in whole or in part, for its customers, for marketing under its customer’s brand name

“OEM”
Original equipment manufacturers, a type of manufacturer that manufactures products, in whole or in part, in accordance with the designs and specifications of its customers, for marketing under its customer’s brand name

“PCAOB”	Public Company Accounting Oversight Board

“Plastec”	Plastec International Holdings Limited

“PRC”	The People’s Republic of China

“Processing Agreements”	Dongguan Sun Line Processing Agreement, and Shenzhen Broadway Processing Agreement

“Processing Factories”	Dongguan Sun Line Processing Factory, and Shenzhen Broadway Processing Factory, two of Plastec’s manufacturing facilities that operate pursuant to the Processing Agreements

“public shares”	The shares included in the units issued in our IPO

“public shareholders”	The holders of the public shares

“Renminbi” or “RMB”	The lawful currency of China

“SAFE”	PRC State Administration of Foreign Exchange

“SEC”	United States Securities and Exchange Commission

“SGS”	SGS United Kingdom Ltd., a provider of inspection, verification, testing and certification services

“Shenzhen Broadway Processing Agreement”
The processing agreement dated December 18, 1996, as amended and supplemented, expiring December 17, 2011, between and among Shenzhen City Baoan District Foreign Economic Development Co., Ltd., as arranger, Shenzhen City Shamin Industrial Co., Ltd. and Broadway Industrial (BVI) in relation to the processing arrangement of Shenzhen Broadway Processing Factory

“Shenzhen Broadway Processing Factory”	The processing factory owned by Shenzhen City Shamin Industrial Co., Ltd. and located at Baoan District, Shenzhen City, Guangdong Province, China

“Shenzhen Shajing Xinqiao”	Shenzhen City Shajing Xinqiao Stock Cooperation Company

“Shenzhen Sun Line Processing Agreement”
The processing agreement dated July 29, 1993, as amended and supplemented, expiring July 30, 2010, between and among Shenzhen City Baoan District Foreign Economic Development Co., Ltd., as arranger, Shenzhen City Tea Tree Stock Cooperation Company and Sun Line (HK) in relation to the processing arrangement of Shenzhen Sun Line Processing Factory; Plastec has subsequently determined not to renew this processing agreement

“Shenzhen Sun Line Processing Factory”	The processing factory owned by Shenzhen City Tea Tree Stock Cooperation Company and located at Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, China

“Shenzhen Sun Ngai Processing Agreement”
The processing agreement dated September 13, 1999, as amended and supplemented, expiring September 12, 2009, between and among Shenzhen City Baoan District Foreign Economic Development Co., Ltd., as arranger, Shenzhen City Xiantaosheng Industrial Development Co., Ltd. and Sun Ngai (BVI) in relation to the processing arrangement of Shenzhen Sun Ngai Processing Factory. Plastec has subsequently determined not to renew this processing agreement

“Shenzhen Sun Ngai Processing Factory”	The processing factory owned by Shenzhen City Xiantaosheng Industrial Development Co., Ltd. and located at Baoan District, Shenzhen City, Guangdong Province, China

“Shenzhen Tenancy Agreement”
A 5-year tenancy agreement, expiring April 2, 2014, by Shenzhen Broadway Processing Factory, as user, with respect to approximately 60,150 square meters of gross floor area at Shenzhen Broadway Processing Factory in Shenzhen

“Sun Line (HK)”	Sun Line Industrial Limited, a company incorporated in Hong Kong on April 27, 1993 and Plastec’s wholly owned subsidiary

“Sun Line (Macau)”	Sun Line (Macao Commercial Offshore) Company Limited, a company incorporated in Macau on August 13, 2004 and Plastec’s wholly owned subsidiary

“Sun Ngai (BVI)”	Sun Ngai Spraying and Silk Print Co., Ltd., a company incorporated in BVI on July 25, 1995 and Plastec’s wholly owned subsidiary

“Sun Ngai (HK)”	Sun Ngai Spraying and Silk Print (HK) Co., Limited, a company incorporated in Hong Kong on March 22, 2006 and Plastec’s indirect wholly owned subsidiary

“Sun Terrace”	Sun Terrace Industries Limited, a company incorporated in BVI on March 2, 2004 and Plastec’s wholly owned subsidiary

“Tenancy Agreements”	Kunshan Broadway Tenancy Agreement, Zhuhai Tenancy Agreement, Dongguan Tenancy Agreements and Shenzhen Tenancy Agreement

“UL”	The Underwriters Laboratories Inc., an independent product safety certification organization

“U.S. GAAP”	Generally accepted accounting principles in the United States

“US$” or “U.S. dollar”	The lawful currency of the United States of America

“VAT”	Value-added tax of China

“VHS”	Video home system, a recording and playing standard for analog video cassette recorders and a standard format for consumer recording and viewing

“Zhuhai Sun Line Manufacturing Plant”	Plastec’s wholly owned manufacturing plant in Zhuhai City, Guangdong Province, China

“Zhuhai Sun Line”	Sun Line Precision Industrial (Zhuhai) Ltd., a wholly owned foreign enterprise established in China on October 10, 2008 and Plastec’s indirect wholly owned subsidiary

“Zhuhai Tenancy Agreement”	10-year tenancy agreement, expiring October 30, 2018, by Zhuhai Sun Line, as lessee, with respect to approximately 24,480 square meters of gross floor area at Zhuhai Sun Line Manufacturing Plant

General

We are a Cayman Islands company organized under the Companies Law on March 27, 2008 as an exempted company with limited liability.  We were originally organized under the name GSME Acquisition Partners I for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the PRC.

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

From the consummation of our IPO until August 6, 2010, we were searching for a suitable target business to acquire.  On August 6, 2010, we entered into an agreement and plan of reorganization with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our merger subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On September 13, 2010, we entered into the merger agreement, which amended certain terms of the original agreement and plan of reorganization between the parties, but continued to provide for our merger subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On December 16, 2010, after the end of the fiscal year to which this Form 20-F relates, we closed the merger.  In connection with the merger, our business became the business of Plastec and we changed our name to Plastec Technologies, Ltd.  We also changed our fiscal year end from October 31 to April 30, in order to coincide with Plastec’s fiscal year end.  We will file a transition report on Form 20-F within three months after April 30, 2011 in order to reflect this change.

For further information, see Item 4, “Information on the Company,” of this Form 20-F.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended October 31, 2010, which are included in Item 18 to this annual report.  Such financial statements do not include the operations of Plastec as the merger did not occur until December 2010.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A.  Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the years ended October 31, 2010 and 2009 and as of October 31, 2010 and 2009. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein.  The financial results should not be construed as indicative of financial results for subsequent periods.  See Item 4, “Information on the Company,” and Item 5, “Operating and Financial Review and Prospects,” of this Form 20-F for further information about our financial results and condition.

Selected Financial Data
(Expressed in United States Dollars)

			Period from March 27, 2008 (inception)
	Year ended	Year ended	to October 31,
	October 31, 2010	October 31, 2009	2010
Consolidated Statement of Operations Data:

Loss from operations	$759,883	$17,979	$786,829

Net loss	$738,317	$17,979	$765,263

Net loss per common share:
Basic and diluted	$(0.16)	$(0.01)

Weighted average common shares outstanding
Basic and diluted	4,644,144	1,380,000

	As at October 31,
	2010	2009
Consolidated Balance Sheet Data:
Total assets	$36,005,060	$492,027
Total liabilities	$31,177,507	$493,973
Total shareholders’ equity	$4,827,553	$(1,946)

See our Shell Company Report on Form 20-F, filed with the SEC on December 22, 2010, for financial information with respect to Plastec.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

An investment in our securities involves a high degree of risk.  You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F before making a decision to invest in our securities.  Certain of the risks described below relate to the business of Plastec, which we acquired after the end of the fiscal year to which this Form 20-F relates.

Risks Relating to Plastec’s Industry and Business

Plastec relies on third parties for significant portions of its business and, in the event that such parties do not properly manage those portions of the business, Plastec’s production would be materially adversely affected.

Although Plastec owns all manufacturing equipment at the Processing Factories, Plastec does not directly hire employees to operate its production lines. Plastec is entirely dependent on contractual arrangements for manufacturing premises and manufacturing labor services pursuant to the Processing Agreements. Plastec also relies on third party PRC counterparties for utilities and supplemental supplies pursuant to the Processing Agreements. Although Plastec’s management team controls the overall manufacturing process, other parties are contractually entitled to designate the plant manager, finance officer and customs liaison officer and have overall responsibility to manage the plant premises. Accordingly, if such parties do not manage the plant premises properly and hire appropriate individuals to supervise such premises, it could have a material adverse effect on Plastec’s business, financial condition and results of operations.

Suitable plant facilities may not be available to Plastec.

Plastec’s Dongguan Sun Line Processing Agreement is currently scheduled to expire in November 2012 and its Shenzhen Broadway Processing Agreement is currently scheduled to expire in December 2011. An extension of the respective terms of the Processing Agreements may not be obtained after the expiration dates upon similar terms or at all. In the event that the Processing Agreements expire or are not extended, and Plastec is unable to locate an alternative facility site or enter into an alternative processing arrangement, Plastec’s production would be materially adversely affected. This could result in a potential loss of Plastec’s customers and a material adverse effect on its results of operations, business prospects and financial condition.

Plastec does not control some of the third parties that actually operate the plants where its business is conducted.

Plastec does not have control over the third party PRC counterparties that operate Plastec’s Processing Factories. To the extent such third parties fail to renew the licenses necessary for their operations, or fail to comply with the various PRC laws and regulations, such as environmental and legal qualification matters, Plastec may not be able to continue to use the Processing Factories and its operations will be materially and adversely affected. In the event that Plastec has to vacate the Processing Factories due to such failures, Plastec would incur significant losses of revenue, would have significant difficulty in performing its obligations under the contracts with its customers to supply its goods and services, and experience significant delays in its attempt to find alternative manufacturing premises and to relocate its production facilities. Plastec would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, Plastec’s business and prospects would be materially adversely affected. In the event that Plastec has to relocate its manufacturing operations from any of the current Processing Factories to another manufacturing facility in either Dongguan or Shenzhen, while maintaining its relationship with the relevant PRC counterparty to the respective Processing Agreement, the relevant Processing Factory will have to update its business license to reflect a change of address at the relevant local Administration of Industry and Commerce. If Plastec has to engage a new PRC counterparty for such relocation, Plastec will have to enter into a new processing agreement (which will need to be approved by the relevant governmental authority) and the new PRC counterparty will have to apply for the relevant business licenses. The relevant PRC counterparties may not cooperate with Plastec diligently in respect of the application process and may not proceed with such applications in a timely manner so as to allow the business licenses to be approved, issued or updated promptly in order to minimize any interruption to Plastec’s operations. This could have a material and adverse effect on Plastec’s financial condition and results of operations.

If the proper certificates of land use rights and building ownership certificates are not maintained or renewed, Plastec could incur significant losses of revenue and have significant difficulty in performing the contracts with its customers to supply its goods and services.

Certain of Plastec’s manufacturing plants rely on the Tenancy Agreements for the use of land and premises that is necessary for the operation of its business. As of the date of the merger proxy statement, certain of those plants have not obtained the required land use rights certificates or building ownership certificates. Although Plastec relies on third party PRC counterparties to ensure that Plastec may properly use the underlying land and has the proper land use rights to lease such land, it is unclear whether such third party PRC counterparties have the right to make the premises available to Plastec for use. Although the Processing Agreements and the Tenancy Agreements constitute separate agreements, termination or invalidity of any Tenancy Agreement could also impact the term or validity of the relevant Processing Agreement.

Additionally, certain of the land used by Plastec in its operations is situated on collectively owned land. Under the PRC laws and regulations, the third party PRC counterparties are responsible for completing the relevant governmental procedures to enable them to lease such land and premises. Currently, the lessors under the Tenancy Agreements have not completed the relevant governmental procedures in order to lease such land and premises to Plastec for its manufacturing use as contemplated under the Tenancy Agreements. As a result, the Tenancy Agreements may not be legally valid and enforceable. Accordingly, it is possible that any of the Tenancy Agreements could be terminated or invalidated prior to its stated maturity. If Plastec has to vacate some or all of its production facilities because of the foregoing, Plastec would incur significant losses of revenue, would have significant difficulty in performing the contracts with its customers to supply its goods and services, and experience significant delays in its attempt to find alternative manufacturing premises and to relocate its production facilities. Plastec would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, Plastec’s results of operations, business prospects and financial condition could be materially and adversely affected.

Potential government restrictions and changes in the availability of PRC government support and incentives could have a negative effect on Plastec’s business and results of operations.

Plastec is an export-oriented processing manufacturer in China. As an export-oriented processing manufacturer, Plastec is currently substantially exempted from the VAT because it imports approximately 94.1% of the raw materials needed for the manufacturing of its products and exports approximately 92.4% of its products for incorporation into goods sold outside China. Recent PRC measures have reduced or attempted to reduce or eliminate certain existing economic support and incentives for export-oriented processing businesses. Any additional reduction or elimination by the PRC government of the various existing economic support and incentives accorded to export-oriented processing enterprises, or imposition by the PRC government of any additional restrictions or operational barriers with respect to export-oriented processing enterprises for political, financial or other reasons, may adversely affect Plastec’s business prospects and results of operations.

The selling prices of Plastec’s products tend to decline over time and, if Plastec does not receive orders for new products in a timely manner, Plastec’s results of operations would be negatively impacted.

A majority of Plastec’s customers are manufacturers of consumer electronics, electrical home appliances, telecommunication products and computer equipment. As is typical in these industries, the selling prices of the end products tend to decline significantly over time. As a result, Plastec’s customers have also placed pricing pressure on its products over the life of their end products. Plastec believes the selling prices of each of its products will continue to decline over time for the foreseeable future. To offset the declining selling prices, Plastec must receive orders for new products that command higher initial selling prices in a timely manner. If Plastec does not receive orders for new products over time and cannot otherwise increase the selling prices of its products, Plastec’s gross margins will decline.

Plastec depends on existing major customers and is exposed to the risk of delays, claims, reductions or cancellations of orders from customers in general.

Plastec depends on approximately five major customers, who, on aggregate, accounted for approximately 41.0%, 50.2%, and 66.2% of its turnover for the years ended April 30, 2008, 2009, and 2010, respectively. Historically, Plastec’s largest customer accounted for approximately 19.3%, 23.5%, and 32.5% of its turnover for the years ended April 30, 2008, 2009 and 2010. Plastec believes that it will continue to be dependent upon these customers for a significant portion of its business. Plastec’s ability to retain these customers, as well as other customers, and to add new customers is important to its ongoing success. The loss of one or more of Plastec’s major customers, or reduced or cancelled orders from any of its major customers, could have a material adverse impact on Plastec’s business, financial condition and results of operations.

Plastec does not own any legally protected intellectual property but instead uses intellectual property owned by its customers. Any infringement claim by third parties may require Plastec to spend significant resources to defend its rights and interests.

As a manufacturing service provider to OBM, ODM and OEM manufacturers, Plastec does not own any legally protected intellectual property but instead uses intellectual property that is owned by its customers. Plastec relies on its customers to ensure that they actually have the right to share that intellectual property with Plastec. However, such intellectual property may be in violation of intellectual property belonging to other parties. Accordingly, Plastec is subject to claims from the ultimate owners of the intellectual property that it is infringing on such owners’ rights. In the event of an infringement claim, Plastec may be required to spend a significant amount of resources, financial and otherwise, to defend itself against such claim. Additionally, Plastec’s customers may have to develop a non-infringing alternative or obtain licenses for Plastec to continue to manufacture the products for them using the existing intellectual property. Such customers may not be successful in developing an alternative or obtaining a license on reasonable terms, if at all. Additionally, Plastec’s customers may not fully indemnify Plastec for losses in such cases. Substantial costs and diversion of Plastec’s resources resulting from any such litigation may adversely affect its business, financial condition and results of operations.

The consumer electronics and electrical home appliance industries are characterized by rapid technological changes and changing consumer preferences.

A majority of Plastec’s customers make and sell consumer electronics and electrical home appliances, which are characterized by rapid technological changes and changing consumer preferences. As a result, a majority of the products that use Plastec’s plastic components tend to have short product life cycles, faster technological obsolescence and constantly evolving industry standards. In order to meet Plastec’s customers’ demand for new products and to ensure operational efficiency, Plastec needs to continually invest in new machines and technologies to upgrade and expand its manufacturing capacity and capabilities, including its know-how and skills. If Plastec is unable to cope with such advances in technology and correspondingly respond to its customers’ requirements on a timely basis, demand for Plastec’s services may decline and its business, financial condition and results of operations would be adversely affected.

Plastec’s business depends on the continued services of its executive officers and key personnel.

Plastec’s success depends on the continued services of its executive officers and key personnel, in particular Mr. Sze-To, who founded Plastec and is now our Chairman and Chief Executive Officer. Mr. Sze-To, together with Plastec’s other executive directors and senior management, have been instrumental in Plastec’s growth and success. Plastec does not maintain key-man life insurance on any of its executive officers and key personnel. If one or more of Plastec’s executive officers and key personnel are unable or unwilling to continue in their present positions, Plastec may not be able to replace them readily, if at all. As a result, Plastec’s business may be severely disrupted and Plastec may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of Plastec’s executives joins a competitor or forms a competing company, Plastec may lose some of its customers.

Plastec may be adversely affected by any shortage of skilled personnel.

Plastec’s continued success depends, to a significant extent, on its ability to attract, train and retain technicians and a skilled labor force for its business. In recent years, there has been a shortage of skilled workers in southern China, especially Guangdong Province. As a result, there exists substantial competition for qualified technicians in the plastics industry, and Plastec may not be able to attract or retain technicians, or recruit, train and retain skilled workers. In addition, compensation for skilled workers has been on the rise in the more affluent coastal regions in China, including Guangdong Province. If Plastec fails to attract and retain qualified employees at reasonable cost, its business and prospects may be materially and adversely affected.

Plastec may fail to implement its expansion strategy successfully.

Plastec intends to expand its existing production capacity and capability by establishing new production bases and offering plastic products to industries other than consumer electronics and electrical home appliances. Plastec’s ability to obtain adequate funds to finance its expansion plans will depend on its financial condition and results of operations, as well as other factors outside Plastec’s control, such as general market conditions, demand for the types of products Plastec offers, success of its competitors and political and economic conditions in China. If additional capital is unavailable, Plastec may be forced to abandon some or all of its expansion plans, as a result of which its business, financial condition and results of operations could be adversely affected.

Plastec is vulnerable to foreign currency exchange risk exposure.

Currently, Renminbi is not a freely convertible currency. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in Plastec’s financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, Plastec’s PRC subsidiaries are able to pay dividends and service debts in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies may not continue in the future. Changes in PRC foreign exchange policies may have a negative impact on the ability of Plastec’s PRC subsidiaries to service their foreign currency-denominated indebtedness and to distribute dividends to Plastec in foreign currencies. In addition, transfer of funds to Plastec’s subsidiaries in China is subject to approval by PRC governmental authorities in case of an increase in its registered capital in these subsidiaries, or subject to registration with PRC governmental authorities in case of a shareholder loan to them. These limitations on the flow of funds between Plastec and its PRC subsidiaries could restrict Plastec’s ability to act in response to changing market conditions.

During the years ended April 30, 2008, 2009 and 2010, approximately 78.9%, 54.7%, and 63.8% of Plastec’s sales were denominated in Hong Kong dollars, respectively, and approximately 17.5%, 42.0%, and 28.6% of Plastec’s sales were denominated in U.S. dollars, respectively. The remaining 3.6%, 3.3%, and 7.6% were denominated in Renminbi during the same periods. In contrast, approximately 66.3%, 54.0%, and 61.5% of Plastec’s purchases were denominated in Hong Kong dollars during the years ended April 30, 2008, 2009 and 2010, respectively, and approximately 27.6%, 41.0%, and 32.6% of Plastec’s purchases were denominated in U.S. dollars, respectively. The remaining 6.1%, 5.0% and 5.9% were denominated in Renminbi during the same periods. All of Plastec’s direct labor costs and factory overheads, including electricity and utility costs, were also denominated in Renminbi. Plastec’s foreign currency exchange risk also arises from the mismatch between the currency of its sales and the currency of its costs of goods sold. In addition, Plastec’s financial statements are expressed in Hong Kong dollars. Its balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and its income statement records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. Plastec’s net foreign exchange losses during the years ended April 30, 2008 and 2009 were HK$5.1 million and HK$2.1 million, respectively, and an exchange gain for the year ended April 20, 2010 was HK$1.0 million. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact Plastec’s business, financial condition and results of operations.

Plastec faces intense competition in its industry with respect to technical and manufacturing capabilities, resources and production scale, range of product offering and pricing, product quality, delivery efficiencies and overall capability of management.

Plastec operates in a competitive environment and it is subject to competition from both existing competitors and new market entrants. Competitive factors in Plastec’s industry include technical and manufacturing capabilities, resources and production scale, range of product offering and pricing, product quality, delivery efficiencies, and overall capability of management. Many of Plastec’s current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to feedstock and raw materials and greater economies of scale than Plastec does. In addition, the entry barriers to the general plastic injection and molding business are moderate as no specialized knowledge is needed. In fact, numerous small-scale enterprises are producing plastic products in China. Plastec’s success depends on its ability to generate and nurture customer patronage and loyalty mainly through consistent offering of quality products and services at competitive prices and reliable delivery times. Should Plastec’s competitors offer any better-quality products or services, better pricing and/or shorter delivery times, Plastec’s sales and market share will be adversely affected. Stiff competition and overall decline in demand for its products and services may also exert a downward pressure on Plastec’s prices and erode its profit margins. Consequently, Plastec’s business, financial condition and results of operations could be adversely affected.

Plastec is exposed to credit risks of its customers and defaults in payment by its customers may adversely affect Plastec’s business, financial condition and results of operations.

Plastec is exposed to credit risks of its customers. Plastec’s trade receivables balances as at April 30, 2008, 2009 and 2010 were approximately HK$241.1 million, HK$173.9 million and HK$242.1 million, respectively. These accounted for approximately 51.8%, 47.8% and 50.5% of its current asset balances as at April 30, 2008, 2009 and 2010, respectively. Plastec’s trade receivables turnover days for the three years ended April 30, 2008, 2009, 2010 were 89 days, 69 days and 91 days, respectively. Plastec calculates its trade receivables turnover day by dividing its trade receivables balances at the end of the period by the turnover during the period, multiplied by actual days in the period (365 days for each year). Plastec made no provisions for doubtful trade receivables as at April 30, 2008, 2009 and 2010 and bad debts written off in the years ended April 30, 2008, 2009 and 2010 amounted to approximately HK$0, HK$0.3 million and HK$0, respectively. Plastec’s customers’ payments may not be made timely and they may not be able to fulfill their payment obligations. Defaults in payment by Plastec’s customers may adversely affect its business, financial condition and results of operations.

Plastec may be exposed to product liability claims.

The products Plastec manufactures for its customers must meet their stringent quality standards. Although Plastec has put in place strict quality control procedures, Plastec’s products may not always satisfy its customers’ quality standards. In addition, as a manufacturing service provider, Plastec does not control the design and structure of the plastic parts and components it manufactures for its customers. Nor does Plastec control the design or structure of the final products containing its parts and components that Plastec’s customers market to end-users. In Plastec’s manufacturing, it strictly follows the chemical formula provided by its customers and sources its principal raw materials from vendors as designated and required by its customers. If there are any quality defects in the products that contain Plastec’s parts and components, Plastec may face claims from its customers or end-users for the damages suffered by them arising from such defects. It may be difficult or impossible to determine who is responsible for such defects or how much responsibility each party should bear for such defects. In addition, Plastec does not maintain any product liability insurance except for a $1 million policy on a particular customer’s products. In the event that Plastec becomes subject to valid product liability claims, it will be liable for them and, as a result, its business, financial condition and results of operations may be adversely affected.

Electricity disruptions may adversely impact Plastec’s production.

Plastec’s manufacturing processes consume substantial amounts of electricity. Plastec depends on the PRC power grid to supply its electricity needs. With the rapid development of the PRC economy, however, demand for electricity has continued to increase. There have been electricity shortages in various regions across China, especially during peak seasons. As a result, Plastec has in the past experienced interruptions of, or limitations on, its electricity supply. To prevent similar occurrences, Plastec has installed backup power generators to provide electricity to its production lines in case of electricity supply interruptions. However, there still may be interruptions or shortages in Plastec’s electricity supply and Plastec may need more electricity in the future to support its requirements at such time. Interruptions or shortages in power supply or increases in electricity costs may disrupt Plastec’s normal operations and adversely affect its profitability.

Plastec is exposed to risk of loss from fire, theft and natural disasters.

Plastec faces the risk of loss or damage to its properties, machinery and inventories due to fire, theft and natural disasters such as earthquakes and floods. Although Plastec has not experienced any such disasters, such events have caused disruptions or cessations in the operations in some of the foreign-owned manufacturing facilities in China in the past and have adversely affected their business, financial condition and results of operations. While Plastec’s insurance policies cover some losses in respect of damage or loss of its properties, machinery and inventories, Plastec’s insurance may not be sufficient to cover all such potential losses. In the event that such loss exceeds Plastec’s insurance coverage or is not covered by its insurance policies, Plastec will be liable for the excess in losses. In addition, even if such losses are fully covered by Plastec’s insurance policies, such fire, theft or natural disaster may cause disruptions or cessations in its operations and adversely affect its financial condition and results of operations.

Changes in global manufacturing outsourcing trends may adversely affect Plastec’s business and prospects.

The EMS industry has undergone rapid change and growth over the last two decades as the capabilities of EMS providers continued to expand. More consumer electronics manufacturers have adopted, and have become more dependent on, manufacturing outsourcing strategies to remain competitive. Plastec believes that the EMS industry has the potential for further growth as many consumer electronics manufacturers continue to favor outsourcing and the market for outsourcing, as a whole, continues to flourish. In recent years, manufacturing outsourcing has been quickly adopted by, and adapted for, other industries involving electrical home appliances, computers and automobiles. However, these trends of adopting manufacturing outsourcing strategies by consumer electronics and other manufacturers may not continue to grow. If the outsourcing trends change, Plastec’s business, financial condition and results of operations could be adversely affected.

Risks Relating to Operations in China

Changes in PRC political and economic policies and conditions could adversely affect Plastec’s business and prospects.

China has been, and will continue to be, Plastec’s primary production base and currently almost all of its assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on Plastec’s operations and its future business development. Plastec’s business, financial condition and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as austerity measures or measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

The uncertain legal environment in China could limit the legal protections available to shareholders.

Plastec’s operating subsidiaries are wholly-owned foreign enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly-owned foreign enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on Plastec’s business, financial condition and results of operations. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors and shareholders.

Plastec’s primary source of funds (in the form of dividends and other distributions from its operating subsidiaries in China) is subject to various legal and contractual restrictions and uncertainties.

Plastec is a holding company established in the British Virgin Islands and it conducts its core business operations through its operating subsidiaries in China. As a result, Plastec’s profits available for distribution to its shareholders are dependent on the profits available for distribution from its PRC operating subsidiaries. If these subsidiaries in China incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit Plastec’s ability to pay dividends on its shares. Under the current PRC laws, because Plastec is incorporated in the British Virgin Islands, its PRC subsidiaries are regarded as wholly-owned foreign enterprises in China. Under the new Enterprise Income Tax Law of the PRC effective from January 1, 2008, dividends paid by foreign-invested enterprises, such as wholly-owned foreign enterprises, are currently subject to a 10% PRC corporate withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under IFRS in significant aspects, such as the use of different principles for recognition of revenue and expenses. In addition, distribution of additional equity interests by Plastec’s PRC subsidiaries to Plastec which are credited as fully paid through capitalizing their undistributed profits requires additional approval of the PRC government due to an increase in the registered capital and total investment in its subsidiaries in China. Under the PRC laws, Plastec’s subsidiaries in China must allocate at least 10% of their respective after-tax profit to their statutory general reserve funds until the balance of the fund reaches 50% of their registered capital. They also have discretion in allocating their after-tax profits to their statutory employee welfare reserve funds. These reserve funds are not distributable as cash dividends. As a result, Plastec’s primary internal source of funds for dividend payments from its subsidiaries in China is subject to these and other legal and contractual restrictions and uncertainties.

Expiration of, or changes to, current PRC tax incentives that Plastec’s business enjoys could have a material adverse effect on its results of operations.

Plastec’s PRC subsidiaries are subject to various PRC taxes and enjoy various PRC tax incentives. The rate of income tax chargeable on companies in China may vary depending on the availability of preferential tax treatment or subsidies based on their industry or location. If Plastec’s current tax benefits expire or otherwise become unavailable to it for any reason, its profitability may be materially and adversely affected.

Compliance with environmental regulations can be expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of Plastec’s business operations.

Plastec is required to comply with all national and local regulations regarding protection of the environment in China. Compliance with environmental regulations is expensive. In addition, if more stringent regulations are adopted by the PRC government in the future, the costs of compliance with PRC environmental protection regulations could increase. If Plastec fails to comply with present or future environmental regulations, Plastec may be subject to substantial fines or damages or suspension of its business operations, and its reputation may be harmed.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect Plastec’s business and results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008, to impose more stringent requirements on employers for entering into labor contracts and dismissal of employees. Further, under the newly promulgated Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year with an employer are entitled to a paid vacation ranging from five to fifteen days, depending on their length of service. Employees who waive such vacation entitlement at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day. As a result of these new protective labor measures, Plastec’s labor costs may increase and Plastec’s future operations may be adversely affected.

In addition, as required by the relevant PRC laws and regulations, Plastec’s PRC subsidiaries must provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance, medical insurance and a housing accumulation fund. Plastec’s PRC subsidiaries are in material compliance with all applicable labor laws and regulations in the PRC and have provided their employees in the PRC with welfare schemes covering above-mentioned insurances. However, the housing accumulation fund scheme has not been fully implemented in a timely manner in certain parts of the PRC, including the places where Plastec’s PRC subsidiaries are located. As of today, Plastec’s PRC subsidiaries have not made contributions to the housing accumulation funds for their employees. Plastec’s PRC subsidiaries will contribute to the housing accumulation funds for the employee once the implementation is carried out. Should any of Plastec’s PRC subsidiaries be considered by relevant local authorities as not in compliance with the requirements in respect of those insurances and the housing accumulation fund scheme, Plastec’s PRC subsidiaries may be ordered by the relevant authorities to make the unpaid contributions or be fined and thus, Plastec’s future operations may be adversely affected.

Risks Related to Us and Our Securities

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our memorandum and articles, the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

There is also uncertainty as to whether the courts of the Cayman Islands would:

(i)
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(ii)	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The uncertainty relates to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.  The courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

We may not declare and/or distribute any dividends.

We intend to declare regular annual cash dividends equal to 30% of Plastec’s yearly net income. However, the actual payment of such future dividends will be entirely within the sole discretion of our board of directors at such times. Accordingly, we may never declare or pay any dividend in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon Plastec’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise warrants and causing the warrants to expire worthless.

Our outstanding public warrants will not be exercisable and we will not be obligated to issue any ordinary shares thereunder unless, at the time a holder seeks to exercise a warrant, we have a registration statement under the Securities Act of 1933, as amended (“Securities Act”), in effect covering the shares issuable upon the exercise of such warrants and a current prospectus relating to such shares. Under the terms of the warrant agreement governing the warrants, we are obligated to use our best efforts to have a registration statement in effect covering shares issuable upon exercise of the warrants as soon as practicable and following such effectiveness to maintain a current and effective prospectus relating to the shares issuable upon exercise of the warrants until the expiration of the warrants. We may not be able to do so. We will not be required to net cash settle the warrants if we do not maintain a current prospectus. In such event, the warrants held by public shareholders may have no value, the market for such warrants may be limited and such warrants may expire worthless.

An investor will only be able to exercise a warrant if the issuance of shares upon the exercise of such warrant has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No public warrants will be exercisable and we will not be obligated to issue any ordinary shares thereunder unless, at the time a holder seeks to exercise a warrant, the shares issuable upon an exercise thereof have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants.  If the shares issuable upon exercise of the warrants are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may be deprived of any value, the market for the warrants may be limited and they may expire worthless if they cannot be sold.

A national securities exchange may not list our securities, or if a national securities exchange does grant such listing, it could thereafter delist our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to apply to have our ordinary shares and warrants listed on a national securities exchange. If a national securities exchange does not list our securities or if it grants such listing and thereafter delists our securities, we could face significant material adverse consequences, including:

•	A limited availability of market quotations for our securities;

•	A reduced liquidity with respect to our securities;

•
A determination that our ordinary shares are “penny stocks” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares;

•	A limited amount of news and analyst coverage for us; and

•	A decreased ability to issue additional securities or obtain additional financing in the future.

If our shareholders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of our securities.

Our initial shareholders are entitled to demand that we register the resale of their initial shares at any time commencing three months prior to the date on which such shares are released from escrow. Additionally, the initial shareholders are entitled to demand that we register the resale of the insider warrants purchased in connection with our IPO at any time. We also granted the former Plastec shareholders registration rights with respect to the securities they were issued in the merger.  We will bear the cost of registering these securities. The presence of these additional securities trading in the public market may have an adverse effect on the market price of our securities.

Our warrants and unit purchase options may be exercised, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our warrants are currently exercisable. There are warrants outstanding to purchase 7,200,000 ordinary shares. In addition, in connection with our IPO, we granted Cohen & Company Securities, LLC (and its designees) options to purchase, at $15.00 per unit, an aggregate of 360,000 units, each consisting of one ordinary share and one warrant (exercisable at $11.50 per share), which units and underlying warrants, if fully exercised would resulting an additional 720,000 ordinary shares being outstanding. To the extent such securities are exercised, additional ordinary shares of ours will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY.

Overview

We are a Cayman Islands company organized under the Companies Law on March 27, 2008 as an exempted company with limited liability.  We were originally organized under the name GSME Acquisition Partners I for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

On November 25, 2009, we closed our IPO of 3,600,000 units with each unit consisting of one ordinary share and one warrant, each to purchase one ordinary share at an exercise price of $11.50 per share.  The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,000,000. Cohen & Company Securities, LLC acted as the managing underwriter for the IPO. The securities sold in the IPO were registered under the Securities Act pursuant to a registration statement on Form F-1 (No. 333-162547) that was declared effective by the SEC on November 19, 2009. Our units began trading on the OTCBB on November 20, 2009. Simultaneously with the consummation of the IPO, we consummated the private sale of 3,600,000 insider warrants at a price of $0.50 per warrant, generating total proceeds of $1,800,000. Holders of the Company’s units have been able to separately trade the ordinary shares and warrants included in such units since on or about December 14, 2009.

From the consummation of our IPO until August 6, 2010, we were searching for a suitable target business to acquire.  On August 6, 2010, we entered into an agreement and plan of reorganization with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our merger subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On September 13, 2010, we entered into the merger agreement, which amended certain terms of the original agreement and plan of reorganization between the parties, but continued to provide for our merger subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the merger and other related proposals.  On December 16, 2010, we closed the merger.  At the closing, we issued to the former shareholders of Plastec an aggregate of 7,054,583 ordinary shares.  In addition, the former shareholders of Plastec will be issued up to an additional 9,723,988 shares if Plastec meets certain performance targets for the years 2011 through 2013.  Also at the closing, 2,615,732 of the public shares were converted into cash and cancelled based on the election of the holders to exercise their conversion rights (see the prospectus for our IPO, dated November 19, 2009, and the merger proxy statement for a description of these rights).  After payment to converting shareholders, approximately $9.8 million was disbursed from the trust account to us.  After payment of transaction related expenses, approximately $7.3 million was made available for our continued working capital requirements and for the settlement of our accrued and deferred transaction related expenses.  In connection with the merger, our business became the business of Plastec and we changed our name to Plastec Technologies, Ltd.  We also changed our fiscal year end from October 31 to April 30, in order to coincide with Plastec’s fiscal year end.

Our principal executive offices are located at Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong and our telephone number at that location is 852-21917155.  The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered agent of the Company is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Our agent for service of process in the United States is Graubard Miller, our U.S. counsel, located at 405 Lexington Avenue, New York, New York 10174.

A description of the business of Plastec, which we acquired after the end of the fiscal year to which this Form 20-F relates, is set forth below.

Business of Plastec

General

Plastec is a vertically integrated plastic manufacturing services provider that provides comprehensive precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. Plastec manufactures a wide range of plastic parts and components for:

•	consumer electronics, such as LCD and LED television sets, DVD players, DVD-VHS combos, Blu-ray disc players, speakers, MP3, remote controls and other consumer audio-visual products;

•	electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners and other home-use electrical products;

•	telecommunication devices, such as modems, set-top boxes, cordless phone handsets, GPS devices and other telecommunication-related parts and components;

•	computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and

•	other industries, such as precision plastic based toys and automobile audio systems.

Plastec manufactures its products solely on the basis of customer orders. Plastec’s major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

The Asia-Pacific region has been Plastec’s principal market, accounting for approximately 96.6%, 91.4% and 83.1% of Plastec’s turnover for the three years ended April 30, 2008, 2009 and 2010, respectively. Other markets, especially Europe and the United States, accounted for approximately 3.4%, 8.6% and 16.9% of Plastec’s turnover for the three years ended April 30, 2008, 2009 and 2010, respectively.

Plastec has six production facilities located in Dongguan, Shenzhen, Zhuhai, and Heyuan cities of Guangdong Province and Kunshan of Jiangsu Province, China. Plastec has carefully selected the locations of its production facilities in order to facilitate timely delivery of its products to customers to accommodate their just-in-time inventory control systems and production schedules. Plastec operates four manufacturing facilities, Heyuan Sun Line Manufacturing Plant, Dongguan Sun Chuen Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Kunshan Broadway Manufacturing Plant, through its four wholly owned PRC subsidiaries. Plastec, together with PRC counterparties, manage the remaining two manufacturing facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to certain Processing Agreements Plastec entered into with the PRC counterparties and the practical arrangements between Plastec and the PRC counterparties.

Plastec’s business has grown significantly over the past few years. Driven by increasing orders from its customers, turnover increased from HK$463.0 million for the year ended April 30, 2005 to HK$966.8 million for the year ended April 30, 2010, representing a CAGR of 15.9%.

History and Development

Plastec’s business operations began in 1993 when its founder, Kin Sun Sze-To, together with a co-investor, an independent third party, established Sun Line (HK). In that same year, Sun Line (HK) entered into the Shenzhen Sun Line Processing Agreement to start its productions at the Shenzhen Sun Line Processing Factory. In November 2002, Sun Line (HK) expanded its operations by entering into the Dongguan Sun Line Processing Agreement to start its productions at the Dongguan Sun Line Processing Factory. In April 2004, Plastec was established by the owners of Sun Line (HK) under its former name, Sunbest Enterprises Limited (incorporated in the British Virgin Islands) to ultimately become the holding company of Sun Line (HK). To this end, in August 2004, all of the outstanding shares of Sun Line (HK) were transferred to Plastec in exchange for shares of Plastec through a restructuring and reorganization and Sun Line (HK) became a wholly owned subsidiary of Plastec.

In February 2004, Sun Line (HK) established Heyuan Sun Line Industrial, as a wholly foreign owned enterprise in China and its wholly owned subsidiary, for the purpose of constructing Heyuan Sun Line Manufacturing Plant, one of Plastec’s wholly owned manufacturing plants in China, to cater to a major customer of Plastec that established a manufacturing plant in Heyuan. The construction of the first phase of Plastec’s Heyuan Sun Line Manufacturing Plant was subsequently completed in December 2005.

In July 2004, Plastec established Fast Achieve (incorporated in the British Virgin Islands) as its wholly owned subsidiary.

In August 2004, Plastec incorporated Sun Line (Macau) under the laws of Macau as a sales center.

In September 2004, Plastec established New Skill (incorporated in Samoa) as its wholly owned subsidiary. Also, in September 2004, Sun Ngai (BVI) (incorporated in the British Virgin Islands, the entity that operated the manufacturing services at Shenzhen Sun Ngai Processing Factory), became Plastec’s wholly owned subsidiary through a share acquisition for the purpose of expanding Plastec’s secondary-process finishing business. Plastec subsequently determined not to renew the Processing Agreement relating to this factory upon its expiration in August 2009.

In December 2004, Plastec established Dongguan Sun Chuen as a wholly foreign owned enterprise in China and wholly owned subsidiary of New Skill, to manage Plastec’s domestic sales in China.

In January 2005, Plastec established Sun Terrace (incorporated in the British Virgin Islands) as its wholly owned subsidiary.

In September 2005, Plastec established Broadway Industrial (BVI) as its wholly owned subsidiary and an overseas holding company to expand its manufacturing operations at Shenzhen Broadway Processing Factory as well as Broadway Manufacturing (incorporated in the BVI) as its wholly owned subsidiary and an overseas holding company to hold certain fixed assets in China.

On September 23, 2005, Plastec changed its name from Sunbest Enterprises Limited to its current name of Plastec International Holdings Limited.

In May 2006, Plastec established Sun Ngai (HK) and Broadway Industrial (HK) as its indirect wholly owned subsidiaries.

In August 2008, Plastec established Kunshan Broadway as a wholly foreign owned enterprise in China and wholly owned subsidiary of Broadway Industrial (HK), in order to expand Plastec’s operations to the Yangtze River delta under Kunshan Broadway Manufacturing Plant. To expedite the approval process for the establishment of Kunshan Broadway as a wholly foreign owned enterprise, there was a momentary transfer of Broadway Industrial (BVI)’s registered shareholding interest in Broadway Industrial (HK) to Plastec’s founder, Kin Sun Sze-To, in September 2008 at par and a re-transfer back of the same registered shareholding interest from Kin Sun Sze-To to Broadway Industrial (BVI), again at par, in October 2008 upon completion of the approval process.

With a view to expanding Plastec’s domestic sales in China, in October 2008 Zuhai Sun Line was established as a wholly foreign owned enterprise in China and wholly owned subsidiary of Allied Sun (incorporated in Hong Kong); which company was established by Plastec in September 2008 in the name of Kin Sun Sze-To.

In November 2008 and upon completion of the approval process for the establishment of Zhuhai Sun Line as a wholly foreign owned enterprise, Kin Sun Sze-To transferred his registered shareholding interest in Allied Sun, at par, to Sun Terrace thereby formally establishing Allied Sun as Plastec’s indirect wholly owned subsidiary.

In December 2009, Plastec determined not to renew the Processing Agreement of Shenzhen Sun Line Processing Factory, whereas its expiration date was July 2010.

Plastec’s Competitive Strengths

Plastec believes that its principal competitive strengths include the following:

Plastec’s ability to provide one-stop integrated manufacturing services

Plastec provides one-stop integrated services for the manufacture of precision plastic components used in various electronic devices, including mold design, precision mold fabrication, plastic injection manufacturing, secondary-process finishing and parts assembly. As an integrated plastic manufacturing services provider, Plastec is able to plan and undertake the entire plastic component manufacturing process for new products launched by its customers. With Plastec’s dedication and expertise in mold design and fabrication, plastic injection manufacturing and secondary-process finishing, Plastec is also able to assist its customers in moving their products from their conceptual design to mass production quickly and economically. Plastec’s integrated manufacturing ability allows its customers to focus on other aspects of the production and marketing of their products.

Plastec’s expertise and capabilities in high-precision mold design and fabrication

Plastec possesses considerable plastic manufacturing expertise and know-how and is able to provide quick and quality services to its customers, especially in high-precision mold design and fabrication. One of the strengths of Plastec’s mold fabrication division is its ability to assist its customers in accurately prototyping their product concepts and in designing and manufacturing precision toolings and molds. Plastec owns advanced design software and equipment necessary for such high-precision mold fabrication, including a fused deposition modeling, or FDM, system, which enhances the efficiency of its mold design and fabrication. Plastec also uses some of the most advanced mold fabrication machines and plastic injection machines available in the industry. Plastec believes its expertise and know-how in high-precision mold design and fabrication shortens the lead time it needs before it mass-produces such products and represents a significant advantage over Plastec’s competitors.

Plastec’s just-in-time delivery service

Plastec’s just-in-time delivery service is designed to meet its customers’ stringent inventory management systems and their demanding delivery schedules. Plastec has strategically established its manufacturing facilities in Dongguan, Shenzhen, Zhuhai and Heyuan of Guangdong Province and Kunshan of Jiangsu Province in order to stay close to its customers’ assembly plants, most of which are located in Guangdong Province of China. Plastec’s locations not only enable it to accommodate its customers’ just-in-time inventory management systems but also reduces its transportation costs and enhances its direct communications with customers.

Plastec’s stringent quality control

Plastec’s customers include major companies in their respective industries who are generally known for their high quality products sold throughout the world, and a majority of Plastec’s products are used in well-known brands. Plastec has imposed stringent quality control measures on each phase of its manufacturing process, including its raw materials, semi-finished products and finished products. Plastec’s quality control procedures are designed to enable it to promptly identify flaws or defects during the production process. The successful implementation of Plastec’s quality control system is demonstrated by the low rate of goods returned, which was approximately 0.89%, 0.57%, and 0.55% during the years ended April 30, 2008, 2009 and 2010, respectively, based on Plastec’s total turnover of HK$986.2 million, HK$913.4 million and HK$966.8 million for the three years, respectively. Both of the Processing Factories have been accredited ISO9001 and ISO14001 certifications. Plastec’s stringent quality control is highly regarded by its customers as one of the most important attributes that enables Plastec to retain its existing customers and to expand its customer base. Plastec’s dedication to the quality of its products and services has also won Plastec numerous certifications of satisfaction from its customers in respect of such products and services.

Plastec’s well established long-term customer relationships

Plastec has successfully established and maintained good long-term business relationships with many of its customers. Most of Plastec’s major customers have been doing business with Plastec for more than five years and some of them for over 10 years. Plastec believes its capability to design and fabricate high-precision mold and tooling, to manufacture high quality plastic components and its strategically located production facilities to accommodate the just-in-time inventory control systems of its customers and their demanding production schedules provide Plastec with a significant competitive advantage over its competitors. Plastec believes that it has earned the trust and confidence of its customers mainly due to its reliability in providing quality products and services at competitive prices on a timely basis.

Plastec’s experienced and dedicated management

Mr. Sze-To, Plastec’s Chairman and founder and our Chairman of the Board and Chief Executive Officer, and Mr. Tan, Plastec’s Executive Director and our Chief Operating Officer, have over 20 years of experience each in the plastic injection and molding industry. Mr. Sze-To leads a professional management team that possesses extensive industry experiences and knowledge in the latest plastic technology. Guided by Plastec’s senior management, Plastec (via its precursor) entered the PRC market in 1993. As more and more global brands started to outsource component manufacturing from their China assembly plants over the years, Plastec has strategically established itself in the PRC market, with a diversified and growing customer base. Plastec believes that its extensive experience accumulated over the past 20 years and its familiarity with the PRC market, coupled with its scale of operations and cutting edge technology and equipment, are key competitive advantages that Plastec has over many of its competitors.

Plastec’s Business Strategy

Plastec’s principal business strategies and future plans include the following:

Expanding its product mix and customer base

As plastic is becoming an increasingly popular material in many industries, Plastec intends to capitalize on this trend by manufacturing plastic casings, components and utensils for products beyond the consumer electronics, electrical home appliances, telecommunication and computer equipment to include, for example, plastic parts used in automobiles and industrial applications. Plastec has already started manufacturing GPS, car audio and photo printer parts for its customers. As most of Plastec’s customers are multinational companies engaged in the production of a variety of products, Plastec believes that its efforts to keep its technology and manufacturing capabilities in line with industry trends and the confidence and trust Plastec has gained from its multinational customers will facilitate the realization of its strategy of seeking new business opportunities and expanding its product mix.

Continue to improve its production facilities and expand its production capacity

Plastec is devoted to continuously improving and expanding its existing production facilities in Guangdong Province while it seeks opportunities to further expand its production capacity in other parts of China. Plastec is planning to acquire additional advanced injection molding and mold fabrication machines and to install clean rooms for its processing services in its existing facilities in order to increase its capability of manufacturing plastic parts and components that demand higher and more stringent specifications. Plastec believes these improvements will enhance its competitiveness in the higher-end plastic production market and will also improve its overall profit margin in the long-run.

In order to provide prompt delivery services to accommodate its customers’ stringent just-in-time inventory control, Plastec intends to establish additional manufacturing facilities near the assembly plants of its major customers in other parts of China. Currently, 5 of the 6 production facilities run by Plastec are located in Guangdong Province to service the needs of its customers in southern China. Since Plastec’s production is entirely customer order based, and in order to meet demands of its customers in other regions of China, as a long-term plan, Plastec is planning to establish additional facilities in other parts of China, including the the Bohai Bay economic region. Well-selected strategic locations of production facilities will allow Plastec to shorten its delivery time, facilitate communications with customers and help customers reduce their inventory carrying costs.

Continue to focus on leading global brands in Plastec’s customer development efforts

Plastec will continue to devote significant marketing efforts to maintaining its existing customers and developing new customers from leading global brands in order to broaden its customer base. As Plastec’s manufacturing facilities are geared for high-end plastic products, Plastec will continue to focus on top global brands that demand higher product quality and more stringent product specifications. Global brands also tend to have a shorter product cycle and generally launch new products and product models to the market at shorter intervals. Plastec believes that it is uniquely positioned to cater to the needs of these customers with its technology, know-how and some of the most advanced production facilities available in the industry. In such pursuit, Plastec not only enjoys generally better profit margins associated with newly launched products and models, but also benefits from the generally better credit standings of such global customers in its efforts to reduce credit risk. Plastec believes that it is crucial for it to stay abreast with the global trend of manufacturing outsourcing and to be able to service needs of international manufacturers that decide to outsource their precision plastic products.

Continue to improve precision molding to cater to higher quality specifications

Capitalizing on Plastec’s expertise in precision mold design and fabrication, Plastec will continue to improve and enhance its high and stringent specification molding production. Plastec plans to purchase additional state-of-the-art computerized design systems and molding equipment so as to further distinguish itself as a precision molding specialist in the industry. Plastec expects that its high-end production approach will avoid or minimize competition from other PRC competitors and will increase its market share in high- precision component manufacturing.

Products and Services

Plastec produces a vast array of plastic casings, components and utensils for use in consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. These high-precision molded plastic products are designed and made for different applications. Plastec also provides mold design and fabrication services, secondary-process finishing and parts assembly services to offer its customers with one-stop-shop services. Plastec’s sales to different categories of customers during the three years ended April 30, 2010 were approximately as follows:

Customer category	Year ended April 30, 2008	Year ended April 30, 2009	Year ended April 30, 2010
Consumer electronics	39.6%	53.7%	51.0%
Electrical home appliances	14.3	7.9	2.3
Telecommunication	9.8	10.7	14.9
Computer peripherals	15.7	6.3	5.5
Others	20.6	21.4	26.3
Total	100.0%	100.0%	100.0%

Plastec categorizes its sales as described in the table above on the basis of the primary industry to which the immediate customers belong, regardless of the actual goods Plastec ships to such customers. For example, if a consumer electronics customer orders goods for computer peripherals, Plastec generally groups such shipments under consumer electronics for the purpose of its sales analysis. While Plastec has maintained sales to its consumer electronics and electrical home appliances customers, Plastec has over the years made increasing amounts of sales to other customers, such as manufacturers of telecommunication devices, computer peripherals and other manufacturers. The foregoing sales analysis information is prepared by management and is not based on IFRS requirements or any other accounting standards.

Production Process

Plastec’s production process currently takes approximately six to eight weeks on average from the design stage to the delivery of products to the customers. Over the years, Plastec has implemented various measures to improve its efficiencies and to shorten lead-time. Accordingly, this time period has been reduced from the approximately 12 to 16 weeks it previously took in 2005. The foregoing timeframes exclude time used or needed by the customer during the interactive design process. Complexity of the product specifications tends to prolong the time needed by Plastec and the customer to finalize the product model. The stages of this production process where Plastec plays a crucial role include mainly:

•	mold design and fabrication;

•	plastic injection manufacturing;

•	secondary-process finishing; and

•	parts assembly.

Mold design and fabrication

Mold design and fabrication, or “tooling,” is a crucial step in the manufacturing process of molded precision plastic products. With Plastec’s sophisticated equipment and substantial experience and know-how relating to mold development, Plastec is capable of fabricating high precision molds for use in plastic injection machines of up to 850 tons in clamping force with parts dimension tolerance of up to 0.01 millimeters, which measures the changes in dimensions of molded plastic products before and after they are cooled. Molds with high precision are necessary for the production of high quality molded plastic products. Plastec’s design engineers closely collaborate with its customers throughout the mold design process in order to develop a mold that optimizes cost-efficiency, capacity and quality. Plastec believes that its mold design and fabrication capability represents a substantial competitive strength over its competitors and constitutes an indispensable part of its core competencies in this precision plastic products business.

Most of Plastec’s customers require it to undertake the entire plastic manufacturing services, including mold design and fabrication, for their products. Occasionally, some customers provide Plastec with their molds for carrying out the plastic injection process.

Mold design and fabrication is an interactive process between Plastec and its customers. Plastec has over 120 skilled design engineers and technicians in Shenzhen and Dongguan, assisted by computer-aided design, or CAD, and computer-aided manufacturing, or CAM, software systems to design the molds. Based on initial product designs and specifications provided by Plastec’s customers, Plastec’s design engineers use FDM to prototype the finished products in accordance with the designs of the customers and prepare detailed specifications for the molds. Through a consultation process known as “co-design” for the molds, Plastec’s design engineers would recommend improvements to the original product design and specifications, such as to increase durability of the molds and to enhance reliability of the products.

When Plastec finalizes the mold designs, it uses CAD to draw up the detailed specifications. Plastec then uses CAM to detail its manufacturing procedures in accordance with the detailed CAD specifications and start to manufacture with the assistance of its advanced machinery such as its computer-numerical controlled, or CNC, machining systems. Plastec’s CNC machining systems commence milling the mold prototypes from graphite or copper electrodes. Once the customers have verified the finished-product prototypes, Plastec commences fabrication of the molds via a combination of precision milling, grinding, wire-cutting and electro-discharge machining, or EDM.

Plastec then polishes, assembles and uses the molds to manufacture an initial batch of the plastic products for the first-article inspection by Plastec’s customers. Plastec also offers chemical treatment process for the molds, at the request of its customers, to produce special textured casings or high-gloss mirror finishing for products, such as LCD and LED television sets or audio-visual products.

Plastec begins mass production of plastic products upon final approval of the mold by the customers.

Plastec’s tooling division is able to produce approximately 100 to 120 molds on a monthly basis with competitive lead time ranging from 20 to 60 days. The length of the lead time primarily depends on the complexity and size requirements of the mold. Plastec produces molds that generally weigh up to 7.5 tons.

Mold design and fabrication requires specialized machines and is capital intensive. As of the date of the merger proxy statement, Plastec owned approximately 84 advanced mold-making machines, including CNCs, FDM system, EDMs and wire-cutting machines.

Plastec’s customers generally bear the costs of designing and producing customer-specific molds. Plastec generally maintains and stores the molds it has fabricated for its customers at its facilities for use in further productions. Sometimes Plastec also owns the molds, in which case it will bear the costs in designing and producing them. Through such additional services to its customers, Plastec seeks to create customer dependence on it to manufacture additional plastic parts and components when need arises.

Plastic injection manufacturing

To manufacture a molded plastic product, the mold is first mounted onto an injection molding machine and is clamped. Resin, in granular form, is then loaded into the machine, to be dehumidified and melted into viscous form. The viscous resin is then injected into the mold at high pressure. Coolant will then pass though the mold to solidify the resin into the shape required. When the plastic has cooled, the mold is unclamped and the product is ejected. Plastec then performs quality checks on the products for flaws and defects before forwarding them for secondary-process finishing or packaging for shipment. The entire injection molding process takes approximately 15 to 60 seconds.

Each of Plastec’s injection molding machines is capable of servicing a variety of applications and product configurations. Plastic injection molding machines are classified according to the clamping force, the maximum force/pressure an injection molding machine is capable of exerting in order to hold a mold in place during the injection molding process. As of the date of the merger proxy statement, Plastec owned over 500 plastic injection machines, with clamping forces between 50 to 1,000 tons.

Secondary-process finishing

Plastec provides a wide range of secondary-process finishing services, including smoothing and polishing, laser marking, silk-screening, pad printing, spraying, painting, ultra-violet coating, anti-fog coating, hot stamping and metallic coating in its production plants in Dongguan, Shenzhen, Heyuan, Zhuhai and Kunshan. Plastec carries out most of these secondary-process finishing services in its controlled environment production areas. Although Plastec automates some of its secondary-process finishing services, such as spray painting, a significant portion of its other secondary-process finishing services is labor-intensive due to the different secondary-process finishing requirements from its customers. Plastec’s secondary-process finishing enhances the appearance or external functionality of molded plastic products.

Parts assembly

In response to increasing demands for integrated manufacturing solutions from Plastec’s customers, Plastec also provides parts assembly services for its molded plastic products as a turn-key solution to its customers. Plastec usually assembles its plastic components into semi-finished parts before their delivery. Plastec’s customers will further incorporate their electronic or electrical components into Plastec’s products to produce their finished products. The parts assembly business has become an important part of Plastec’s integrated manufacturing services desired by its customers. Most of Plastec’s parts assembly services, however, are labor-intensive due to the different assembly requirements from its customers.

Quality Control

Commensurate with Plastec’s competitive capabilities in high-precision plastic product manufacturing, Plastec has established an in-house quality control, or QC, department that maintains stringent quality controls over all of Plastec’s products. Plastec strictly carries out all customer-required QC measures in addition to its routine quality control. Plastec’s fundamental QC principle is to build quality not only into its products and services but also into its processes at the earliest possible stage. Plastec’s QC procedures require quality control checks to be performed at each critical stage of its production process to meet Plastec’s own quality requirements and to conform to its customer’s specifications. Quality control checks are carried out, recorded and monitored by its QC department.

As integrated plastic manufacturing services are relatively labor intensive by nature, Plastec deploys staff members at various control check points to make sure that its customers’ numerous requirements in product designs, appearances and functionalities are properly observed. Plastec’s QC staffs are located at all of its Manufacturing Plants and Processing Factories in China.

In addition to its human quality controllers, Plastec also uses some of the most advanced machines to control and test its product quality. As of the date of the merger proxy statement, Plastec’s QC department also employs the following equipment to monitor its product quality:

•
Coordinate measuring machine.  Plastec’s coordinate measuring machine measures the dimensions of the molds and the manufactured plastic components to ensure their conformance with the requisite specifications. Plastec’s coordinate measuring machine uses an electronic probing system to provide the three-dimensional measurements of the manufactured plastic component. It automates the measuring process and, therefore reduces human errors and manpower in taking measurements of a plastic component. Plastec’s coordinate measuring machine is particularly useful if the plastic component requires very precise dimensional tolerances.

•
Optical measuring system.  Plastec’s optical measuring system utilizes complex optical mechanisms to measure or inspect tooling inserts and plastic components in three-dimensional perspectives. This system is suitable for very complex, small or delicate plastic components that cannot be readily measured or inspected using an electronic probing system.

•
Spectrophotometer.  Plastec’s spectrophotometer is an electronic optical device designed for a broad range of color measurement applications. It measures the coloring and brightness level of incoming materials, in-process parts and painted surfaces of finished products to ensure that the precision plastic components Plastec manufactures are of consistent color quality.

•
RoHS analyzing system.  RoHS is often referred to as the lead-free directive. It restricts the use of the following six substances: lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls, or PBB, and polybrominated diphenyl ether, or PBDE. Plastec’s RoHS analyzing system is an electronic device to measure whether there are any hazardous materials in Plastec’s incoming raw materials, especially resin, and Plastec’s completed products before delivering them to its customers.

•	Paint thickness tester. Plastec use paint thickness testers to test and control the thickness of paint that it uses in the spraying process.

•	UV analyzer. Plastec uses UV analyzers to test and check energy intensity in its curing system.

Plastec procures raw materials, including resins, chemicals, solvent and mold base, used in its productions from suppliers designated by customers. These suppliers are on the approved vendor list of its customers.

To ensure the quality of Plastec’s manufacturing processes, Plastec has subjected its Manufacturing Plants and the Processing Factories to various compliance standards and certifications available in the plastics industry, such as the following:

Award/certification	Award date	Manufacturing facility	Awarding/certifying organization
ISO9001:2000 Certification	October 2003	Dongguan Sun Line Processing Factory	SGS

Certificate of Compliance to Standard for Safety (UL-746D-fabricated parts)	August 2003	Dongguan Sun Line Processing Factory	UL

ISO14001:2004 Certification	October 2005	Dongguan Sun Line Processing Factory	SGS

ISO9001:2000 Certification	May 2009	Zhuhai Sun Line Manufacturing Plant	SGS

ISO9001:2008 Certification	August 2009	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing)

ICTI Code of Business Practices (2009 Version)	Nov. 2009	Shenzhen Broadway Processing Factory	ICTI

ISO9001:2000 Certification	July 2006	Shenzhen Broadway Processing Factory	SGS

ISO14001:2004 Certification	June 2007	Shenzhen Broadway Processing Factory	SGS

For plastic components, Plastec is required by its customers to have the procurement and manufacturing processes certified by UL.

Some of Plastec’s manufacturing processes and quality control systems are subject to semi-annual QC audit by SGS or other internationally recognized organizations. Such audit includes verification of personnel training, proper maintenance and calibration of equipment used in the manufacturing process as well as use of correct procedures for all operations.

Production Facilities and Capacity

As of the date of the merger proxy statement, Plastec had six production facilities to carry out its manufacturing operations:

•	Dongguan Sun Chuen Manufacturing Plant

•	Heyuan Sun Line Manufacturing Plant

•	Zhuhai Sun Line Manufacturing Plant

•	Kunshan Broadway Manufacturing Plant

•	Dongguan Sun Line Processing Factory

•	Shenzhen Broadway Processing Factory

All of these facilities are located in Guangdong Province, China, adjacent to Hong Kong, except for Kunshan Broadway Manufacturing Plant which is located in Jiangsu Province, China. Plastec has carefully selected the locations of its production facilities in order to facilitate timely delivery of its products to customers to accommodate their just-in-time inventory control systems and production schedules. Additionally, Plastec recently commenced construction on an eight-story industrial building at the Shenzhen site. This building would increase floor space by approximately 25,000 square meters upon its expected completion in September 2011. Plastec is also building an extension to its mold design and fabrication center in Shenzhen. This four-story, 9,000 square meter center, commenced construction in April 2010 and is expected to be completed by March 2011. The completion of this expansion in Shenzhen is not dependent on any financing from the merger and is expected to better enable Plastec to service increasing client requirements and attract new customers.

The average annual utilization rates and maximum annual production capacities of Plastec’s four wholly owned Manufacturing Plants and the two contractually based Processing Factories with respect to plastic injection machines and tooling machines over the periods shown below were as follows:

	Year ended April 30, 2008	Year ended April 30, 2009	Year ended April 30, 2010
Plastic injection machines
No. of Injection Machines	517	500	505
Max annual capacities (machine hours in thousand)	3,268	3,248	3,299
Utilisation	67.6%	62.1%	64.5%
Tooling machines
No. of Tooling Machines	76	79	84
Max annual capacities (machine hours in thousand)	483	501	543
Utilisation	101.7%	101.5%	101.0%

Plastec measures its maximum annual production capacities in terms of its machine hours. Plastec has computed its machine hours as follows: Number of machines x 22 hours x Number of working days in a year. Plastec has computed the average annual utilization rates as follows: Number of actual operating hours of machines/maximum annual production capacity of such machines. Factors such as the timing of acquisition and installation of machines during any particular year and the initial ramp-up of machines tend to affect the utilization rates of the machines. When Plastec calculates the average annual utilization rates for its plastic injection machines, Plastec also includes idle time during trial runs, when machines have lower actual operating hours than their normal production days.

Plastec operates four of the manufacturing facilities, Heyuan Sun Line Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Kunshan Broadway Manufacturing Plant and Dongguan Sun Chuen Manufacturing Plant, through its four wholly owned PRC subsidiaries, Heyuan Sun Line Industrial, Zhuhai Sun Line, Kunshan Broadway and Dongguan Sun Chuen, respectively. Together with PRC counterparties, Plastec manages the remaining two production facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to the Processing Agreements and the practical arrangement between itself and the PRC counterparties.

Plastec owns approximately 72,993 square meters in site area at its Heyuan Sun Line Manufacturing Plant as well as the buildings, manufacturing equipment and other movable assets that constitute its Heyuan Sun Line Manufacturing Plant. Plastec also owns the manufacturing equipment and other movable assets of its Dongguan Sun Chuen Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, and Kunshan Broadway Manufacturing Plant and leases its land and premises under the Tenancy Agreements. While Plastec hires its own workers at the four Manufacturing Plants, it substantially relies on the PRC counterparties to provide manufacturing workers, utilities, plant management and other assistance for the two Processing Factories pursuant to the Processing Agreements. For the two Processing Factories, Plastec owns their manufacturing equipment and other movable assets and certain leasehold land lessors lease their land and premises to the PRC counterparties pursuant to three of the Tenancy Agreements. Certain of Plastec’s leasehold land lessors also do not possess the full qualification to lease such land and premises to Plastec. However, all of Plastec’s Manufacturing Plants and Processing Factories have been granted proper business licenses by the relevant PRC governmental authorities and have passed annual examinations and received annual renewals from the relevant PRC government licensing authorities.

The principal terms of Plastec’s Processing Agreements are as follows:

Dongguan Sun Line Processing Agreement.  This Processing Agreement that Sun Line (HK) entered into on November 5, 2002 with Dongguan City Dalingshan Township Foreign Economic Development Corporation was approved by Dongguan City Foreign Trade and Economic Cooperation Bureau on November 6, 2002. The Dongguan Sun Line Processing Factory received and is in possession of the following licenses:

•	business license, from Dongguan City Administration of Industry and Commerce, with a current term of operation from November 8, 2002 to November 5, 2012; and

•	Guangdong Province foreign processing business special permit, from Dongguan City Administration of Industry and Commerce, with a current validity period from November 8, 2002 to November 5, 2012.

This Processing Agreement contemplates a mutually beneficial venture between Sun Line (HK) and the PRC counterparty to this Processing Agreement, Dongguan City Dalingshan Township Foreign Economic Development Corporation, under the following terms:

•
Sun Line (HK) will provide all manufacturing equipment as well as all raw and other materials required in the manufacturing of its products without attributing a monetary value to such contribution by it to the venture;

•	Sun Line (HK) is responsible for transportation, installation, testing and technical management of its equipment;

•	Sun Line (HK) will hire employees through the relevant government-approved labor administrative agencies;

•	the PRC counterparty is responsible for providing the relevant manufacturing premises to the venture;

•	the PRC counterparty is responsible for assisting Sun Line (HK) in completing the necessary governmental approval process and in managing the daily operations of the Processing Factory;

•
the venture is subject to a three-month probation from the effective date of the Processing Agreement during which the parties will evaluate the viability of the venture, including the operating results;

•	Sun Line (HK) is responsible for accepting all products of acceptable quality for export;

•
Sun Line (HK) must pay the PRC counterparty an agreed monthly processing fee on the basis of the labor used, volume of products produced, size of the land parcel and the manufacturing premises involved;

•
any delay by Sun Line (HK) in its payment of the processing fee to the PRC counterparty is subject to interest compensation based on the prevailing interest rates of a Hong Kong bank for each delayed day and subject to suspension of delivery of products from the Processing Factory; and

•	Sun Line (HK)’s contractual counterparty is responsible for paying the rental tax to the relevant PRC taxing authorities with respect to the manufacturing premises used in the venture.

This Processing Agreement does not contain any termination clauses. Should the Dongguan Sun Line Processing Agreement be terminated pre-maturely due to a breach by the PRC counterparty to this Processing Agreement, the PRC counterparty will be required to compensate Sun Line (HK) for all losses and damages arising from such breach available under the PRC contract law.

Shenzhen Broadway Processing Agreement.  This Processing Agreement dated December 18, 1996, as amended and supplemented on June 22, 2006 and July 10, 2006, respectively, that Broadway Industrial (BVI) executed with Shenzhen City Shamin Industrial Co., Ltd. was approved by Shenzhen City Baoan District Economic Development Bureau on December 20, 1996, June 28, 2006 and July 11, 2006, respectively. The Shenzhen Broadway Processing Factory received and is in possession of the following licenses:

•	business license, from Shenzhen City Administration of Industry and Commerce Baoan Branch, with a current term of operation from December 20, 1996 to December 17, 2011; and

•
Guangdong Province foreign processing business special permit, from Shenzhen City Administration of Industry and Commerce Baoan Branch, with a current validity period from December 20, 1996 to December 17, 2011.

This Processing Agreement contemplates a mutually beneficial venture between Broadway Industrial (BVI) and the PRC counterparty to this Processing Agreement, Shenzhen City Shamin Industrial Co., Ltd., under the following terms:

•
Broadway Industrial (BVI) will provide all manufacturing equipment as well as all raw and other materials required in the manufacturing of its products without attributing a monetary value to such contribution by Plastec to the venture;

•	Broadway Industrial (BVI) is responsible for transportation, installation, testing and technical management of its equipment;

•	Broadway Industrial (BVI) will hire and fire employees through its contractual counterparty;

•	the PRC counterparty is responsible for providing the relevant manufacturing premises and manufacturing labor to the venture;

•	the PRC counterparty is responsible for making available water and electricity necessary for the manufacturing needs while Broadway Industrial (BVI) is responsible for paying such utilities;

•	the PRC counterparty is responsible for assisting Broadway Industrial (BVI) in completing the PRC customs clearance for the imports and exports of the venture;

•	the PRC counterparty will provide the factory manager, finance officer, warehouse personnel and other factory administrative personnel;

•	the venture is subject to a three-month probation from the effective date of the Processing Agreement during which the parties will evaluate the viability of the venture;

•	Broadway Industrial (BVI) is responsible for accepting all products of acceptable quality for export;

•
Broadway Industrial (BVI) must pay the PRC counterparty an agreed monthly processing fee on the basis of the labor used, volume of products produced and the land and manufacturing premises provided by its contractual counterparty;

•
any delay over 15 days by Broadway Industrial (BVI) in its payment of the processing fee to the PRC counterparty is subject to interest compensation based on the prevailing interest rates of a Hong Kong bank for each delayed day, and any such delay over 30 days is subject to suspension of delivery of products from the Processing Factory and other measures that its contractual counterparty may take; and

•	any dispute between the parties relating to the Processing Agreement is subject to arbitration by China International Economic and Trade Arbitration Commission Shenzhen Branch.

This Processing Agreement also contains the following termination clauses if:

•	Broadway Industrial (BVI) fails to start production for a continuous six-month period;

•	either party fails to perform its obligations under the Processing Agreement within two months after it came into force;

•	either party may unilaterally terminate the Processing Agreement upon payment by the terminating party of two-month processing fees pursuant to the Processing Agreement;

•	parties to the Processing Agreement mutually agree to terminate; or

•	the Processing Agreement is not extended by either party upon the expiry of the Processing Agreement.

Sales and Marketing

Plastec manufactures its products solely on the basis of customer orders. Plastec’s major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. Plastec markets its manufacturing services largely through specific targeted client developments, rather than large-scale promotion efforts, such as various trade shows organized for the plastic industry. Plastec’s marketing personnel are mostly plastic industry engineers or technicians. They endeavor to identify appropriate potential customers and to qualify Plastec for the approved vendor status at these customers. A vendor qualification process typically takes six to 18 months in the plastics industry for precision plastic manufacturing services. Once a potential customer is identified and has expressed interest in exploring Plastec’s services, it will often involve an initial period of questions and answers, followed by various in-depth interactive investigations by the potential customer, including factory audit, technical capacity and capability audit, QC audit, supplier audit, attention-to-detail evaluation, environmental assessment, financial analysis and general industry reputation investigation.

Plastec’s products are sold principally to leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. Plastec is committed to providing quality products and quality services to its customers. In addition to maintaining the solid working relationship with its current customers principally in Guangdong Province of China, Plastec is actively developing new clientele, not only with respect to leading international OEM, ODM and OBM manufacturers with whom Plastec has not had an opportunity to cooperate, but also with respect to its current multinational customers with operations in regions other than Guangdong Province in China.

Plastec’s marketing and sales staffs are able to understand the business and technical needs of its customers, to engage in in-depth discussions with its customers with respect to their requirements, and to assist its customers in enhancing and materializing the contemplated functionalities of the products they plan to launch. In addition to liaising with customers, securing sales orders and providing after-sales services, Plastec’s marketing and sales professionals also play an important role in promoting Plastec’s corporate image through its dedication and professionalism. In the past, Plastec has also developed important customers and generated significant sales through referrals from existing customers.

Credit Control Policy

Plastec usually requires its customers to pay an advance deposit for production of molds to cover the related development costs. Payment of the balance of the production of molds and manufacturing of plastic products is typically subject to normal credit terms ranging from approximately 60 to 120 days. However, the exact credit term granted to a customer is dependent on a number of criteria such as the length of business relationship, general market standing, past payment record and financial strength of the relevant customer. Plastec’s finance department reviews and approves the credit term of each customer before it is agreed and implemented.

The credit terms extended to Plastec by its trade suppliers are mostly between 30 to 90 days. Occasionally, Plastec’s trade suppliers extend credit terms to it for as long as 180 days.

Inventory Management

As Plastec’s production process is sales driven, it commences production only after it has received confirmation from its customers with respect to their purchase orders. Similarly, Plastec purchases raw materials in accordance with the pre-determined production schedules. Plastec’s production model, therefore, allows it to minimize its inventory level due to the fact that it purchases the majority of its raw materials only when they are needed to fulfill its customers’ orders. Plastec also maintains a minimum inventory of finished goods as it endeavors to manufacture its products in accordance with its customers’ “just-in-time” delivery production schedules.

As at April 30, 2008, 2009 and 2010, Plastec’s inventory level was approximately HK$100.1 million, HK$83.2 million, and HK$74.3 million, respectively. Plastec reviews its inventory level on an ongoing basis. Generally, it makes provision for any slow-moving inventory that is older than six months. Plastec may sell obsolete inventory as scrap and recognize income derived from such sales as part of Plastec’s other income.

Research and Development

Plastec does not have a dedicated research and development department. As a result, Plastec does not separately account for research and development expenditures, as they are included in Plastec’s cost of sales. However, in response to its customers’ technical requirements, Plastec launches various research and development initiatives as a part of its manufacturing process, to focus on enhancing mold design and fabrication, the overall manufacturing process and the secondary-process finishing. Plastec organizes its engineers and other technical personnel to undertake these efforts to improve the quality of its products and services and to widen its manufacturing capabilities and know-how. Plastec will continue to upgrade and expand its capabilities in mold design and fabrication and in its integrated manufacturing services in order to provide higher value-added services to its customers.

Major Customers

Plastec’s major customers consist of some of the leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. Plastec believes that it has maintained good working relationships with its customers. Due to the nature of the plastics industry, Plastec has attached as much importance to customer maintenance as to customer development.

Plastec has five customers which accounted for 5.0% or more of its total turnover, who on aggregate, accounted for approximately 41.0%, 50.2% and 66.2% of Plastec’s turnover for the years ended April 30, 2008, 2009 and 2010, respectively. Historically, Plastec’s largest customer accounted for approximately 19.3%, 23.5% and 32.5% of Plastec’s turnover for the years ended April 30, 2008, 2009 and 2010, respectively.

Except as disclosed in the merger proxy statement in the section entitled “Certain Relationships and Related Transactions,” none of Plastec’s directors, executive officers or significant shareholders or any of their affiliates has any ownership interest, direct or indirect, in any of Plastec’s major customers.

Major Suppliers and Raw Materials

Plastec purchases a variety of raw materials, including resins, chemicals, solvent and mold base, from over 40 suppliers in China and Hong Kong. Plastec’s customers determine the suppliers of specific raw materials to be used in their products. With its customer’s approved suppliers, Plastec negotiates the price and quantity of raw materials with the suppliers. Plastec’s customers typically provide multiple suppliers for any specific raw material. To a significant extent, Plastec’s customers maintain control over the quality and pricing of raw materials used in their products and Plastec is generally allowed to pass through any significant raw material price increases or decreases to them.

Plastec had three suppliers which accounted for 5.0% or more or its total purchases, who on aggregate, accounted for approximately 27.2%, 30.2%, and 38.2% of Plastec’s turnover for the years ended April 30, 2008, 2009 and 2010, respectively. Historically, Plastec’s largest supplier accounted for approximately 16.9%, 18.1% and 22.7% of Plastec’s turnover for the years ended April 30, 2008, 2009 and 2010, respectively.

The settlement for Plastec’s purchases of raw materials are mostly denominated either in Hong Kong dollars or U.S. dollars on an open account basis with credit terms ranging from 30 to 90 days.

As disclosed in the section above titled “Inventory Management,” because Plastec’s production is customer driven, it commences production only upon receipt of a customer’s purchase orders. Similarly, Plastec purchases raw materials according to a pre-determined production schedule. Plastec endeavors to minimize its inventory risk by purchasing the majority of raw materials only when needed to fulfill customers’ orders.

Plastec has not experienced any difficulties in obtaining raw materials from its suppliers. Plastec has generally maintained a good business relationship with its suppliers and does not believe that it will experience any significant difficulties in sourcing raw materials from its existing suppliers or in finding alternative suppliers if necessary in the future.

Except as disclosed in the merger proxy statement in the section entitled “Certain Relationships and Related Transactions,” none of Plastec’s directors, executive officers or significant shareholders or any of their affiliates has any ownership interest, direct or indirect, in any of its major suppliers.

Competition

There are many precision plastic product manufacturing service providers in China and Hong Kong. Plastec’s industry is fragmented and Plastec is not aware of any independent published statistics on market share or industry ranking for its industry.

Plastec believes that its main competitors include the following:

Company	Competing activities

Deswell Industries	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly

Sunningdale Tech Ltd.	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly

Hi-P International Limited	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly

Fu Yu Corp. Ltd.	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly

Fischer Tech Ltd.	Mold design and fabrication; precision plastic injection molding

First Engineering Group	Mold design and fabrication; precision plastic injection molding; secondary-process finishing; parts assembly

Plastec believes that the key factors considered by customers when choosing a vendor for precision plastic products and services include the vendor’s overall capabilities, such as ability to provide integrated manufacturing and finishing services, mold design and fabrication capabilities, products quality, scope and flexibility of product offering, speed of supply, pricing, attention to details, financial strength, as well as the customer’s previous experience and relationships with the vendor. Plastec believes that its in-house mold design and fabrication capability, its integrated precision plastic manufacturing and finishing capability, its in-depth knowledge and know-how in this industry and its advanced machinery and equipment give it a competitive advantage over many of its competitors.

While most of the foreign manufacturers, including Plastec, with production sites in China currently dominate the higher-end sector of the PRC plastic OEM, ODM and OBM market, domestic PRC manufacturers, including various medium- and small-size companies, largely compete in the mid- to lower-end market. Domestic PRC manufacturers, however, often have wider sales networks in the country and lower production costs. In addition, they are quickly catching up in manufacturing technology and overall quality control. In addition, China has lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign imports. Plastec cannot assure that, as more foreign and domestic competitors establish PRC-based manufacturing facilities to lower their production costs, price competition will not further intensify in the marketplace.

Properties

At April 30, 2010, Plastec owned the following land use rights:

Plant	Location	Site area/ sq. m.	Land use rights certificate no.	Expiration	Gross floor area/ sq. m.	Building ownership certificate no.
Heyuan Sun Line Manufacturing Plant	Diaoyutai Hongyue Science & Technology Park, Heyuan City	72,993	He Guo Fu (2004) 555	March 26, 2054	6,912.2 2,726.0	C4074932 C4078389

At April 30, 2010, the Manufacturing Plants and the Processing Factories of Plastec also leased the following land use rights:

Plant	Location	Site area/ sq. m.	Status of Land	Gross floor area/ sq. m.	Leasehold Land and Premises Lessor	Lessee	Activities	Commencement Date	Expiration
Dongguan Sun Chuen Manufacturing Plant	Ailingkan Xiangdong Industrial Zone, Dalingshan Township, Dongguan City, Guanadong Province	N.A.	Collectively owned land	12,000	Dongguan Dalingshan Township Ailingkan Village 10th Economic Cooperation Organization	Dongguan Sun Chuen	Industrial	Dec./07	11/30/2015

Dongguan Sun Line Processing Plant	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	9,333	Collectively owned land	11,543	Yuan Xuemei and Ye Manzhi	Dongguan Sun Line Processing Factory	Industrial	Dec./02	05/31/2014

	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	8,540	State owned land	28,341	Dongguan Dalingshan Guangyi Furniture Factory	Dongguan Sun Line Processing Factory	Industrial	Dec./02	05/31/2015

Shenzhen Broadway Processing Factory	Shajing Township Xinqiao Village Furongmei Area, Bao’an District, Shenzhen City, Guangdong Province	47,190	Collectively owned land	60,150	Broadway Manufacturing Co. Ltd.	Shenzhen Broadway Processing Factory	Industrial	Apr./09	02/02/2014

Plant	Location	Site area/ sq. m.	Status of Land	Gross floor area/ sq. m.	Leasehold Land and Premises Lessor	Lessee	Activities	Commencement Date	Expiration

Kunshan Broadway Manufacturing Plant	88 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	7,142	Collectively owned land	8,191	Kunshan Weixia Metal Products Co. Ltd.	Kunshan Broadway	Industrial	Aug./08	08/10/2018

Kunshan Broadway Manufacturing Plant	168 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	3,500	Collectively owned land	4,500	Kunshan City, Chang Po Town, Jinhua Village Committee	Kunshan Broadway	Industrial	Mar./10	03/01/2019

Zhuhai Sun Line Manufacturing Plant	22 Shinhe No. 2 Road, Baijiao Scientific & Technological Industry Park, Zhuhai City, Guanadong Province	43,017	State owned land	24,480	Zhuhai Kaishinda Investment Co. Ltd.	Zhuhai Sun Line	Industrial	Nov./08	10/31/2018

Employees

As of October 28, 2010, Plastec had an aggregate of 4,696 employees either directly employed by it or employed pursuant to the Processing Agreements. Plastec considers its relationships with its employees to be good and expect that these relationships continue in the future. Plastec has not experienced any strikes or work stoppages by its employees since its inception.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We are a Cayman Islands company organized under the Companies Law on March 27, 2008 as an exempted company with limited liability.  We were originally organized under the name GSME Acquisition Partners I for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

From the consummation of our IPO until August 6, 2010, we were searching for a suitable target business to acquire.  On August 6, 2010, we entered into an agreement and plan of reorganization with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our merger subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On September 13, 2010, we entered into the merger agreement, which amended certain terms of the original agreement and plan of reorganization between the parties, but continued to provide for our merger subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On December 16, 2010, we closed the merger. At the closing, the Company issued to the former shareholders of Plastec an aggregate of 7,054,583 ordinary shares. In addition, the former shareholders of Plastec will be issued up to an additional 9,723,988 shares if Plastec meets certain performance targets for the years 2011 through 2013.  Also at the closing, 2,615,732 of the public shares were converted into cash and cancelled based on the election of the holders to exercise their conversion rights (see the prospectus for our IPO, dated November 19, 2009, and the merger proxy statement for a description of these rights).  After payment to converting shareholders, approximately $9.8 million was disbursed from the trust account to us.  After payment of transaction related expenses, including the payment of an additional $0.30 per share to converting shareholders, approximately $7.3 million was made available for our continued working capital requirements and for the settlement of our accrued and deferred transaction related expenses.  In connection with the merger, our business became the business of Plastec and we changed our name to Plastec Technologies, Ltd.  We also changed our fiscal year end from October 31 to April 30, in order to coincide with Plastec’s fiscal year end.

The discussion below relates to our financial condition prior to the closing of the merger.  For a discussion of our financial condition as of the closing of the merger, see the section entitled “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the merger proxy statement, which is incorporated herein by reference.

The Fiscal Year Ended October 31, 2010 Compared to the Fiscal Year Ended October 31, 2009

For the year ended October 31, 2010, we had a net loss of $738,317 comprised of $759,883 of operating expenses offset by $21,566 in interest earned by the trust account.  For the year ended October 31, 2009, we had a net loss of $17,979 comprised entirely of operating expenses.  For the period from March 27, 2008 (inception) to October 31, 2010, we had a net loss of $765,263 attributable to formation costs and operating expenses.

On November 25, 2009, we consummated our IPO and raised net proceeds of $34,367,806.  On consummation of our IPO, $36,000,000 of the net proceeds (including $1,800,000 we received from the sale of insider warrants) was deposited in trust, with the remaining net proceeds ($200,000) becoming available to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.  We intended to utilize our cash, including the funds held in the trust fund, capital stock, debt or a combination of the foregoing to effect a business combination.  On August 6, 2010, we entered into the agreement and plan of reorganization with Plastec, each of the former Plastec shareholders and our merger subsidiary and on September 13, 2010, we entered into the merger agreement with such parties.  The cash in the trust fund, after payment to holders that sought conversion of their shares, together with our capital stock was used to effect the business combination with Plastec.  After the settlement of the transaction costs in relation to the merger, which include underwriting, consulting, accounting, legal, registration and listing, and all other professional fees, the balance was made available for our continued working capital requirements and for the settlement of our accrued and deferred transaction related expenses.

Prior to the date of our IPO, Eli Scher, our former Chief Executive Officer and our current Non-Executive Vice Chairman of the Board, advanced an aggregate of $125,000 to us for payment of offering expenses on our behalf.  This loan was repaid following our IPO from the proceeds of the offering.

Off-Balance Sheet Arrangements

As of October 31, 2010, we did not have any obligations, assets or liabilities that would be considered off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K. We did not participate in transactions that created relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

As of October 31, 2010, we had not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or acquired any non-financial assets.

Contractual Obligations

As of October 31, 2010, we did not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

Critical Accounting Policies

Our significant accounting policies are more fully described in its financial statements. However, certain accounting policies are particularly important to the portrayal of financial position and results of operations and require the application of significant judgments by management. In applying those policies, management used its judgment to determine the appropriate assumptions to be used in determination of certain estimates. Our accounting policy will be to use estimates based on its historical experience, terms of existing contracts, observance of trends in the industry and information available from outside sources, as appropriate.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Prior to the closing of the merger, our only executive officers were Jing Dong Gao, our Chairman of the Board, Eli D. Scher, our Chief Executive Officer and a member of our Board of Directors and Zhong Wen Lin, our Vice President, Finance.  Upon consummation of the merger, Messrs. Gao and Lin resigned from their positions and Mr. Scher resigned as our Chief Executive Officer.  Since the closing of the merger, our directors, senior management and employees are as follows:

Name	Age	Position
Kin Sun Sze-To	49	Chairman of the Board and Chief Executive Officer
Chin Hien Tan	51	Chief Operating Officer
Ho Leung Ning	50	Chief Financial Officer
Eli D. Scher	30	Non-Executive Vice Chairman of the Board
J. David Selvia	34	Director
Chung Wing Lai	63	Director
Joseph Yiu Wah Chow	50	Director

Kin Sun Sze-To has been the Chairman of Plastec’s Board and an Executive Director since its formation and has been our Chairman of the Board and Chief Executive Officer since the consummation of the merger. Mr. Sze-To founded the precursor of the Plastec group in 1993. Mr. Sze-To is responsible for directing and reviewing Plastec’s long-term business development strategies, as well as establishing its operational objectives and assignments. Mr. Sze-To is also responsible for Plastec’s marketing and business expansion. Prior to founding Plastec, Mr. Sze-To started his career in the specialized field of spraying and silk screening of plastics products, before diversifying and accumulating over 20 years of experience in other areas of the plastic injection and molding industry. Mr. Sze-To graduated from the Third Kaiping High School of China in 1978.

Chin Hien Tan has been Plastec’s Executive Director since November 2005 and has served as our Chief Operating Officer since the consummation of the merger. Mr. Tan joined Plastec’s precursor in 1999 and is responsible for the administration and management of its PRC operations as well as its marketing development. He has over 24 years of experience in the manufacturing industry, with 19 years of experience in three manufacturing entities in Singapore. Mr. Tan graduated from the River Valley High School of Singapore with a General Certificate of Education, Advanced level, in 1977.

Ho Leung Ning has been an Executive Director of Plastec since November 2005 and has served as our Chief Financial Officer since the consummation of the merger. Mr. Ning joined Plastec as a deputy general manager in January 2005. Mr. Ning is responsible for Plastec’s corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry. Prior to joining Plastec, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ Ltd. Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

Eli D. Scher served as GSME’s Chief Executive Officer from its inception until the consummation of the merger and has served as our Non-Executive Vice Chairman of the Board since the consummation of the merger. Since February 2011, Mr. Scher has served as an investment analyst at Perella Weinberg Partners.  From July 2007 to December 2010, Mr. Scher served as chief executive officer of GSME Capital Partners Inc., a principal investment business headquartered in Shanghai founded in July 2007. From July 2007 to February 2008, Mr. Scher served as chief development officer and a director of Media Communication Group, a high-technology, LED media business that is the exclusive operator of LED advertising screens in the subway systems of China’s major cities, and served as its chief financial officer from February 2008 to January 2011.  Additionally, Mr. Scher co-founded Fundamental Films, a film distribution and production company, headquartered in Shanghai, in 2008 and served as a director until January 2011.  From September 2003 to February 2007, Mr. Scher served as a principal at Daroth Capital Advisors LLC, which is involved in investing and advising clients on financings, mergers and acquisitions and restructurings, where he led the firm’s Asian business development efforts. From July 2002 to September 2003, he served as a vice president of Cohen Bros. & Co., a private investment bank. Mr. Scher received an A.B. from Princeton University. Mr. Scher is fluent in Mandarin Chinese.

J. David Selvia has been an Independent Non-Executive Director of Plastec since June 2010 and has served as a Director of ours since the consummation of the merger. Mr. Selvia joined Cathay Plastic Limited (BVI) (“Cathay”) in July 2006 as Vice President and served in such capacity until April 2010 when he was appointed Managing Director. Mr. Selvia is currently responsible for analyzing new investment opportunities and investment execution. Prior to joining Cathay, from 2004 to 2006, Mr. Selvia attended The Wharton School of the University of Pennsylvania and the Lauder Institute at the University of Pennsylvania to obtain his Masters degree in Business Administration and Masters degree in International Relations. Previously, Mr. Selvia served as the Business Development Director for GE Capital (Asia) and Business Development Manager for GE Corporate Initiatives Group, both based in Shanghai, from 2000 to 2004. Mr. Selvia received a Bachelor of Arts degree in Economics and International Relations from Boston University and a Masters degree in Business Administration from The Wharton School of the University of Pennsylvania as well as a Masters degree in International Relations from the Lauder Institute at the University of Pennsylvania. Mr. Selvia speaks Mandarin.

Chung Wing Lai has been a Director of ours since the consummation of the merger. Since 2002, Mr. Lai has been involved in business consultancy and advisory work in the Asia Pacific Region. From 1999 to February 2009, he was an independent non-executive director of Kingboard Copper Foil Holdings Ltd, a public listed company on The Stock Exchange of Singapore. He was previously the managing director of Seaunion Holdings Ltd (now known as South Sea Petroleum Holdings Ltd), an oil and gas company listed on The Stock Exchange of Hong Kong Ltd. He is an independent non-executive director of Kingboard Chemical Holdings Ltd, which is a public listed company on The Stock Exchange of Hong Kong Ltd. Mr. Lai received a Bachelor-of-Laws (Honours) degree from the University of London in 1983.

Joseph Yiu Wah Chow has been a Director of ours since the consummation of the merger. Mr. Chow has over 20 years experience in auditing, accounting, and financial management. He has been a senior partner of JYC & Company, an accounting firm, since 2005 and a practicing director of KTC Partners CPA Ltd. since 2008. Mr. Chow graduated from the University of Ulster with a Bachelor in Arts in 1989. Additionally, Mr. Chow is also admitted as a member of Association of Chartered Certified public Accountants in 1991 and a member of the Hong Kong Institute of Certified Public Accountants in 1992. Additionally, he is an associate member of the Taxation Institute of Hong Kong in 1992, Hong Kong Securities Institute in 1998 and Institute of Chartered Accountants in England and Wales in 2006.

Executive Officer and Director Compensation

As of October 31, 2010, no executive officer had received any cash compensation for services rendered to us. Prior to the merger, no compensation of any kind, including finders, consulting or other similar fees, was paid to any of our initial shareholders, including our directors, or any of their respective affiliates. However, such individuals were reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There was no limit on the amount of these out-of-pocket expenses and there was no review of the reasonableness of the expenses by anyone other than our then-current board of directors, which included persons who might seek reimbursement, or a court of competent jurisdiction if such reimbursement was challenged. Because of the foregoing, we generally did not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement.

For a discussion of our executive officers and directors compensation since the merger, see the section entitled “Management of GSME Following the Merger” in the merger proxy statement and our Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 10, 2011, which are incorporated herein by reference.

Board Practices

As of October 31, 2010, our board of directors was divided into two classes with only one class of directors being elected in each year and each class serving a two-year term. The term of office of the first class of directors, consisting of Jing Dong Gao, was to expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Eli D. Scher, was to expire at the second annual meeting. Pursuant to our memorandum and articles, the number of directors that constituted our board was fixed at two. This provision in our memorandum and articles was not permitted to be amended by shareholders prior to the consummation of our initial business combination except upon approval by the holders of at least 85% of the outstanding ordinary shares. None of the members of the board of directors was entitled to any benefits upon termination of his relationship with us.  We did not have an audit committee or a compensation committee prior to the closing of the merger.

For a discussion of our board practices since the merger, see the section entitled “Management of GSME Following the Merger” in the merger proxy statement and our Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 10, 2011, which are incorporated herein by reference.

Employees

As of October 31, 2010, we had three executive officers. These individuals were not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they devoted in any time period varied based on whether a target business had been selected for the business combination and the stage of the business combination process the company was in. Accordingly, once management located Plastec as a suitable target business to acquire, they spent more time investigating such target business and negotiating and processing the business combination (and consequently spent more time on our affairs) than they did prior to locating Plastec. We did not have any full time employees prior to the closing of the merger.

For a discussion of the employees of Plastec since the merger, see the section entitled “Business of Plastec” in Item 4 of this Form 20-F, which section is incorporated herein by reference.

Share Ownership

For information relating to the share ownership of the individuals listed above (and of the directors and senior management from after the closing of the merger), see section A, “Major Shareholders,” in Item 7 of this Form 20-F.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 22, 2011 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares as of March 22, 2011;

•	each of our founders and our executive officers and directors prior to the merger;

•	each person who became an executive officer or director of ours upon consummation of the merger;

•	all of our founders and our executive officers and directors prior to the merger as a group; and

•	all of our executive officers and directors after the consummation of the merger as a group.

The following information is based on 9,246,351 ordinary shares outstanding and reflects beneficial ownership of our outstanding warrants.  The following information does not give effect to the issuance of an additional 9,723,988 shares if Plastec meets certain performance targets for the years 2011 through 2013.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Major Shareholders:
Cathay Plastic Limited (BVI) (2)	2,326,628	(3)	25.2%
Kwok Wa Hung	548,237	(4)	5.9%
Directors and Senior Management:
Kin Sun Sze-To(5)	3,725,155	(6)	40.3%
Chin Hien Tan(7)	202,356	(8)	2.2%
Eli D. Scher(9)	400,000	(10)	4.2%
Ho Leung Ning(11)	98,342	(12)	1.1%
J. David Selvia(13)	0		*
Chung Wing Lai(14)	0		*
Joseph Yiu Wah Chow(15)	0		*
Jing Dong Gao(16)	4,527,262	(17)	36.4%
Zhong Wen Lin(18)	0		*
All pre-merger directors and executive officers as a group (3 individuals)	4,927,262	(10)(17)	38.9%

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
All post-merger directors and executive officers as a group (7 individuals)	4,425,853	(10)	46.4%

*	Represents less than 1% of outstanding.
(1)
Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.  Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.

(2)	The business address of Cathay Plastic Limited (BVI) is c/o New China Capital Management, Ltd., 14th Floor, St. John’s Building, 33 Garden Road, Central, Hong Kong.
(3)
Each of the following entities and individuals may be considered the beneficial owner of the ordinary shares held by Cathay Plastic Limited (BVI): Cathy Capital Holdings, L.P., as the sole shareholder of Cathay Plastic Limited (BVI); Cathay Master GP, Ltd., as the general partner of Cathay Capital Holdings, L.P.; New China Capital Management, LP, as the investment manager of Cathay Capital Holdings, L.P.; NCCM, LLC and TAM China, LLC, as the general partners of New China Capital Management, LP; Hermann Leung, as an officer or director of Cathay Capital Holdings, L.P.; Paul Wolanksy, as an officer or director of Cathay Capital Holdings, L.P. and Cathay Master GP, Ltd. and sole member of NCCM, LLC; and Donald Sussman, as an officer or director of Cathay Master GP, Ltd. and sole member of TAM China, LLC.  Cathay Plastic Limited (BVI) acquired the shares as merger consideration in December 2010.  Includes an aggregate of 1,570,000 ordinary shares currently held by Cathay Plastic Limited (BVI) which Mr. Sze-To has been given the right to acquire pursuant to a put/call option agreement between the two parties during the period commencing on November 25, 2011 and ending on December 2, 2011.  The foregoing information is derived from a Schedule 13D filed with the Securities and Exchange Commission on February 15, 2011.

(4)
Includes 378,237 ordinary shares held by Top Universe Management Limited (BVI), an entity controlled by Mr. Hung, and 170,000 ordinary shares held by Mr. Hung.  Top Universe Management Limited (BVI) acquired its shares as merger consideration in December 2010.  Mr. Hung purchased the 170,000 shares in a private transaction in December 2010.  The foregoing information is derived from a Schedule 13G filed with the Securities and Exchange Commission on February 24, 2011.

(5)	Mr. Sze-To has been our Chairman of the Board and Chief Executive Officer since the merger.
(6)
Includes 3,174,348 ordinary shares held by Sun Yip Industrial Company Limited (BVI) and 550,807 ordinary shares held by Tiger Power Industries Limited (BVI), each of which is an entity controlled by Mr. Sze-To.  Sun Yip Industrial Company Limited (BVI) and Tiger Power Industries Limited (BVI) acquired the shares as merger consideration in December 2010.  Does not include an aggregate of 1,570,000 ordinary shares currently held by Cathay Plastic Limited (BVI) which Mr. Sze-To has been given the right to acquire pursuant to a put/call option agreement between the two parties during the period commencing on November 25, 2011 and ending on December 2, 2011.  The foregoing information is derived from a Schedule 13D filed with the Securities and Exchange Commission on January 21, 2011.

(7)	Mr. Tan has been our Chief Operating Officer since the merger.
(8)	Includes 202,356 ordinary shares held by Fine Colour Limited (BVI), of which Mr. Tan is a 50% owner.
(9)
Mr. Scher is a founder of the Company, has served as a member of our board of directors since our inception, has served as Non-Executive Vice Chairman since January 2011 and was our Chief Executive Officer from our inception until the merger.

(10)	Includes 300,000 ordinary shares issuable upon the exercise of currently exercisable warrants.
(11)	Mr. Ning has been our Chief Financial Officer since the merger.
(12)	Includes 98,342 ordinary shares held by Expert Rank Limited (BVI), an entity controlled by Mr. Ning.
(13)	Mr. Selvia has been a member of our board of directors since the merger.
(14)	Mr. Lai has been a member of our board of directors since the merger.
(15)	Mr. Chow has been a member of our board of directors since the merger.
(16)	Mr. Gao is a founder of the Company and was our Chairman of the Board from our inception until the merger. The business address for Mr. Gao is 762 West Beijing Road, Shanghai, China 200041.
(17)
Includes 1,335,262 ordinary shares and 3,192,000 ordinary shares issuable upon the exercise of currently exercisable warrants held by MCK Capital Co., Limited, an entity controlled by Mr. Gao.  Mr. Gao acquired 1,044,000 shares in connection with our formation in 2008 and 3,192,000 warrants in connection with our IPO in 2009.  Mr. Gao acquired 291,262 shares in a private transaction in December 2010.  The foregoing information is derived from a Schedule 13D filed with the Securities and Exchange Commission on December 29, 2010.

(18)	Mr. Lin was our Vice President, Finance from our inception until the merger.

In connection with the IPO, the initial shareholders placed the initial shares in escrow pursuant to an escrow agreement with Continental Stock Transfer & Trust Company, as escrow agent.  The escrow agreement is described in Part B, “Related Party Transactions,” which description is incorporated herein by reference.

Upon the closing of the merger, the former Plastec shareholders received an aggregate of 7,054,583 ordinary shares. The former Plastec shareholders will also be entitled to receive up to an additional 9,723,988 ordinary shares as follows:

•
up to an aggregate of 2,944,767 shares will be issued if Plastec’s 2011 “net income” (as described in more detail in the merger proxy statement) equals or exceeds HKD$130,700,000, which is the equivalent of approximately US$16,756,410 based on the exchange rate of 7.8:1 on the date the merger agreement was executed;

•
up to an aggregate of 3,389,610 shares will be issued if Plastec’s 2012 net income equals or exceeds HKD$176,000,000, which is the equivalent of approximately US$22,564,103 based on the exchange rate of 7.8:1; and

•
up to an aggregate of 3,389,611 shares will be issued if Plastec’s 2013 net income equals or exceeds HKD$250,000,000, which is the equivalent of approximately US$32,051,282 based on the exchange rate of 7.8:1.

On December 13, 2010, Kin Sun Sze-To entered into a put/call option agreement (“Put/Call Agreement”) with Cathay Plastic Limited (BVI) (“Cathay”).  Pursuant to the Put/Call Agreement, (i) Cathay granted to Mr. Sze-To the right, but not the obligation (“Call Option”), to purchase from Cathay, and to require Cathay to sell, up to 1,570,000 ordinary shares of the Company at an exercise price per share equal to $12.50, each subject to adjustment as provided in the Put/Call Agreement, and (ii) Mr. Sze-To granted to Cathay the right, but not the obligation (“Put Option”), to sell to Sze-To, and require Sze-To to purchase, up to 1,570,000 ordinary shares of the Company at an exercise price equal to $7.50, each subject to adjustment as provided in the Put/Call Agreement.  The Call Option is exercisable, in whole or in part, at any time commencing November 25, 2011 and expiring on the close of business on December 2, 2011.  If the Call Option is not exercised in full, the Put Option is exercisable, in whole or in part, with respect to the remaining ordinary shares subject to the Put Option, at any time commencing December 3, 2011 and expiring on the close of business on December 10, 2011.

B.  Related Party Transactions

Code of Ethics and Related Person Policy

Our Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee, if one exists). Related-party transactions with respect to smaller reporting companies such as us are defined under SEC rules as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed years, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our shares, or (c) immediate family member of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

We formed an audit committee upon the closing of the merger. Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director will be able to participate in the approval of any transaction in which he is a related party, but that director will be required to provide the audit committee with all material information concerning the transaction. Additionally, we will require each of our directors and executive officers to complete a directors’ and officers’ questionnaire on an annual basis that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Our Related Person Transactions

Prior Issuances

In March 2008, we issued 1,293,750 initial shares to the individuals set forth below for an aggregate of $25,000 in cash, at a purchase price of approximately $0.02 per share, as follows:

Shareholders	Number of Shares
Jing Dong Gao	1,125,563
Eli D. Scher	129,375
Lawrence S. Wizel	38,812

In July 2009, Mr. Gao transferred all his initial shares to MCK Capital Co., Limited, an entity he controls. In September 2009, our board of directors authorized a share dividend of approximately 0.067 shares for each outstanding share.

In connection with the IPO, the underwriters determined not to exercise any of their over-allotment option. As a result, the initial shareholders contributed to us an aggregate of 180,000 initial shares for no consideration. Upon receipt, such shares were immediately cancelled.

Initial Shareholder Escrow

In connection with the IPO, the initial shareholders placed the initial shares in escrow pursuant to an escrow agreement with Continental Stock Transfer & Trust Company, as escrow agent.  In connection with the merger with Plastec, the parties amended the terms of the escrow agreement to include an aggregate of approximately 2,418,000 of the insider warrants and to provide additional restrictions on all of the securities’ release from escrow.  Pursuant to the escrow agreement, as amended, an aggregate of 240,000 ordinary shares were released from escrow upon consummation of the merger.  The remaining ordinary shares in the aggregate of 960,000 will not be released from escrow until (i) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, (ii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination, (iii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $16.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (iv) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $20.00 for any 20 trading days within a 30-trading day period following the consummation of our initial business combination.  However, such shares will only be released from escrow if, in addition to meeting the price targets referred to above, the Company raises in one or more equity financings an aggregate of approximately $20 million by December 16, 2011 (or a pro rata portion of such shares if less than $20 million is raised).  The insider warrants will also not be released from escrow unless the Company raises the required $20 million by December 16, 2011 (or a pro rata portion of such warrants if less than $20 million is raised).  Notwithstanding the foregoing, such shares and warrants may be released from escrow earlier than as described above if, within those time periods, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other property.

Initial Shareholder Warrant Purchase

In connection with the closing of the IPO, we sold an aggregate of 3,600,000 insider warrants to MCK Capital Co., Limited, Eli D. Scher and Larry Wizel at a purchase price of $0.50 per warrant. These purchases took place on a private placement basis simultaneously with the consummation of the IPO. The insider warrants are identical to the warrants underlying the units sold in the IPO except that if we call the warrants for redemption, the insider warrants are not redeemable so long as such warrants are held by the purchasers or their affiliates, including any permitted transferees.

Registration Rights

The holders of the majority of the initial shares and the holders of the majority of the insider warrants (or underlying shares) each will be entitled to make up to two demands that we register such shares or warrants (or underlying shares) pursuant to a registration rights agreement entered into with us in connection with the IPO. The holders of the majority of the initial shares and the holders of a majority of the insider warrants (or underlying shares) can elect to exercise these registration rights at any time commencing 90 days prior to the date these shares are to be released from escrow.  In addition, these holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with the filing of any such registration statements.

Either Cathay Plastic Limited (BVI) (“Cathay”) or one or more persons holding at least an aggregate of 1,000,000 of the ordinary shares issued in the merger, will be entitled to make, at any time, up to two demands that we register all or any portion of such shares (but not less than 500,000 shares) pursuant to a registration rights agreement entered into with us in connection with the merger.  In addition, these holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with the filing of any such registration statements.

Other Transactions

We have entered into indemnification agreement with each of our directors, as described more fully in Section B of Item 10 of this Form 20-F.

Prior to the closing of the merger, we reimbursed our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible target businesses and business combinations.

Prior to the merger, other than reimbursable out-of-pocket expenses payable to our officers and directors, no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, was paid to any of the initial shareholders, including our officers and directors, or to any of their respective affiliates.

Eli D. Scher loaned us an aggregate of $125,000 to cover expenses related to the IPO. The loan was repaid from the proceeds of the IPO not placed in the trust account.

We require that all ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms that we believe to be no less favorable to us than are available from unaffiliated third parties. Such transactions require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who have access, at our expense, to our attorneys or independent legal counsel.

Plastec Related Person Transactions

Personal guarantees provided by Kin Sun Sze-To

Kin Sun Sze-To has been providing personal guarantees to Plastec and its subsidiaries so that they could secure various credit facilities and the financing of its machinery. As at April 30, 2010, the total amount of personal guarantees outstanding for such purposes were HK$293,197,000 (or approximately US$37,589,359 based on the exchange rate of 7.8:1) and HK$15,332,000 (or approximately US$1,965,641 based on the exchange rate of 7.8:1), respectively.

Formation of Subsidiaries

Plastec is in the process of establishing two wholly-owned foreign enterprises in China as subsidiaries of Source Wealth Limited and Broadway Precision Co. Limited, both of which are incorporated in Hong Kong and the registered owner of each is currently Mr. Kin Sun Sze-To and the directors of each are currently Mr. Kin Sun Sze-To and Mr. Ho Leung Ning. These two companies will eventually become subsidiaries of Plastec, at which point in time, Kin Sun Sze-To will transfer his registered shareholding interests in both companies to Plastec at par.

C.  Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.  Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements,” of this Form 20-F for a list of the financial statements filed as part of this Form 20-F.

B.  Significant Changes

On August 6, 2010, we entered into an agreement and plan of reorganization with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our merger subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On September 13, 2010, we entered into the merger agreement, which amended certain terms of the original agreement and plan of reorganization between the parties, but continued to provide for our merger subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On December 16, 2010, we closed the merger.  In connection with the merger, our business became the business of Plastec and we changed our name to Plastec Technologies, Ltd.  For a description of the merger, see Item 4 of this Form 20-F and the merger proxy statement, which description is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A.  Offer and Listing Details

Our units, shares and warrants are quoted on the OTC Bulletin Board under the symbols “PLTEF,” “PLTYF” and “PLTWF,” respectively. Prior to February 4, 2011, our units shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively.  The following table sets forth the range of high and low closing bid prices for the units, shares and warrants for the fiscal year ended October 31, 2010 and the subsequent periods indicated, commencing on November 20, 2009 (the date the units first started trading) and since such shares and warrants commenced public trading on December 14, 2009. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low

FY 2011
Second Quarter *
March*	$9.00	$8.50	$0.40	$0.22	$9.50	$8.25
February	$9.00	$8.00	$0.41	$0.22	$9.50	$8.25
First Quarter
January	$9.00	$8.00	$0.31	$0.24	$9.95	$9.00
December	$10.30	$8.00	$0.35	$0.18	$10.50	$9.95
November	$10.30	$10.00	$0.25	$0.155	$10.50	$10.30

FY 2010
Fourth Quarter	$10.28	$10.05	$0.35	$0.20	$10.48	$10.20
Third Quarter	$10.10	$9.94	$0.38	$0.30	$10.50	$10.20
Second Quarter	$10.10	$9.92	$0.40	$0.30	$10.50	$9.96
First Quarter	$9.67	$9.65	$0.325	$0.25	$10.00	$9.95

*	Through March 22, 2011.

B.  Plan of Distribution

Not applicable.

C.  Markets

Our units, ordinary shares and warrants are quoted under the symbols “PLTEF,” “PLTYF” and “PLTWF,” respectively, on the OTC Bulletin Board.  Prior to February 4, 2011, our units shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

The summary below relates to our memorandum and articles as in effect after the merger, which occurred after the end of the fiscal year to which this Form 20-F relates.  The summary below is of certain key provisions of our memorandum and articles and does not purport to be a summary of all of the provisions of our memorandum and articles or of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Incorporation

The Company was incorporated in the Cayman Islands on March 27, 2008 under the Companies Law with company registration number 207509.  The Company’s authorized share capital is $101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.

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

Subject to their fiduciary duties and our memorandum and articles, directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed in accordance with the procedures under our memorandum and articles. Directors also may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

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

There are no general limitations on the rights to own shares specified by our memorandum and articles.

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

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the directors.

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

Indemnity

Pursuant to the Company’s memorandum and articles, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or willful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or willful default of such director, agent or officer.  Additionally, the Company entered into indemnification agreements with each of its officers and directors in February 2011 whereby the Company agreed to indemnify, and advance expenses to, each officer and director to the fullest extent permitted by applicable law.

C.  Material Contracts

Merger Agreement.  On August 6, 2010, we entered into an agreement and plan of reorganization with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our merger subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On September 13, 2010, we entered into the merger agreement, which amended certain terms of the original agreement and plan of reorganization between the parties, but continued to provide for our merger subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  The material terms of the merger agreement are contained in the sections entitled “The Merger Proposal” and “The Merger Agreement” of the merger proxy statement, which sections are incorporated by reference herein, as well as our Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 9, 2010.

On December 16, 2010, we consummated the merger pursuant to the terms of the merger agreement.  At the closing of the merger, our merger subsidiary merged with and into Plastec with Plastec surviving the merger and becoming a wholly owned subsidiary of ours.  In connection with the merger, we issued to the former Plastec shareholders an aggregate of 7,054,583 ordinary shares.   In addition, the former Plastec shareholders will be issued up to an additional 9,723,988 shares if Plastec meets certain targets for the years 2011 through 2013.  Also at the closing, 2,615,732 of the public shares were converted into cash and cancelled based on the election of the holders to exercise their conversion rights (see the prospectus for our IPO, dated November 19, 2009, and the merger proxy statement for a description of these rights).

After payment to converting shareholders, approximately $9.8 million was disbursed from the trust account to us.  After payment of transaction related expenses, including the payment of an additional $0.30 per share to converting shareholders, approximately $7.3 million was made available for our continued working capital requirements and for the settlement of our accrued and deferred transaction related expenses.  We were supposed to obtain the funds to pay the additional $0.30 per share by drawing down on a letter of credit posted by Cohen & Company Securities, LLC in connection with the Company’s initial public offering.  We were then to issue to Cohen & Company Securities, LLC an interest-bearing promissory note in the amount drawn down.   We determined instead to pay the additional $0.30 per share rather than drawing on the letter of credit to save interest payments that would have been required to be paid to Cohen & Company Securities, LLC under the promissory note.  Additionally, in connection with the closing, we entered into an agreement with the underwriters from our IPO whereby such underwriters agreed that the deferred underwriting discounts and commissions they were entitled to be paid upon consummation of the merger would no longer be owed.

Indemnity Escrow Agreement.  At the closing of the merger, we entered into an escrow agreement with certain of the former Plastec shareholders.  Pursuant to the escrow agreement, 10%, or an aggregate of 472,796, of the shares issued to the former Plastec shareholders (except Cathay Plastic Limited (BVI)) were placed in escrow.  The shares will be held in escrow until thirty days after we have filed our Annual Report on Form 20-F for the fiscal year ending April 30, 2011.  The shares held in the escrow are to be used to indemnify us and Plastec for losses suffered by either resulting from the inaccuracy or breach of any representation or warranty of Plastec or its former shareholders contained in the merger agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of Plastec or its former shareholders contained in the merger agreement.

Amended Initial Shareholders’ Escrow Agreement.  At the closing of the merger, the initial shareholders agreed that a portion of the ordinary shares and warrants held by them would be held in escrow subject to forfeiture and cancellation in the event the Company did not raise up to approximately $20 million in equity financings by December 16, 2011.  The escrow agreement is described in Part B, “Related Party Transactions,” which description is incorporated herein by reference.

Employment Agreements.  At the closing of the merger, amendments to certain employment agreements were entered into between a subsidiary of Plastec and each of Kin Sun Sze-To, the Company’s Chairman of the Board and Chief Executive Officer, Chin Hien Tan, the Company’s Chief Operating Officer, and Ho Leung Ning, the Company’s Chief Financial Officer to provide for their  services to be extended to cover the Company with no additional compensation in terms of base salary.  A description of the material terms of the employment agreements, as amended, are contained in the section entitled “Management of GSME Following the Merger – Executive Compensation” of the merger proxy statement, which description is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.  Taxation

The following is a general summary of certain material Cayman Islands and U.S. federal income tax considerations and tax considerations relating to our business. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Cayman Islands Taxation

The Government of the Cayman Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of ours or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our members or a payment of principal or interest or other sums due under a debenture or other obligation of ours.

United States Taxation

Disclosure regarding United States federal income taxation is contained in the merger proxy statement in the section entitled “The Merger Proposal – Material U.S. Federal Income Tax Considerations,” which disclosure is incorporated herein by reference.

Tax Considerations Relating to Plastec’s Business

Disclosure regarding tax considerations relating to the Plastec’s business is contained in the merger proxy statement in the section entitled “Plastec’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Income Tax,” which disclosure is incorporated herein by reference.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We file annual reports on Form 20-F and furnish certain reports and other information with the SEC as required by the Securities Exchange Act of 1934, as amended, in accordance with our status as a foreign private issuer. You may read and copy any report or other document filed or furnished by us, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Form 20-F. Please direct such requests to us, Attention Kin Sun Sze-To, Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

I.  Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

Market Risks Before the Merger

At the closing of our IPO, $36,000,000 of the proceeds from our IPO and private sale of insider warrants was placed into a trust account at Morgan Stanley Smith Barney, maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in trust were invested in United States “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Thus, we were subject to market risk primarily through the effect of changes in interest rates on government securities.  Upon the closing of the merger, the government securities were liquidated and the funds held in the trust account were released to us.

Market Risks After the Merger

Foreign exchange risk.  Plastec’s sales are mainly denominated in Hong Kong dollars and U.S. dollars. Plastec’s costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollars and Renminbi could have a significant impact on its financial condition and results of operations, affect its gross and operating profit margins and result in foreign exchange and operating losses. Plastec incurred a net foreign currency exchange loss of approximately HK$5,124,000 and HK$2,108,000 for the years ended April 30, 2008 and 2009, and a gain of approximately HK$997,000 for the year ended April 30, 2010, respectively. Plastec currently does not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of its foreign exchange risk exposure. Even if Plastec decides to enter into any such hedging activities in the future, it may not be able to effectively manage its foreign exchange risk exposure. In addition, Plastec’s financial statements are expressed in Hong Kong dollars but the functional currency of its principal operating subsidiaries in China is in Renminbi. To the extent its PRC subsidiaries hold assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to its income statement and decrease the value of Plastec’s foreign currency denominated assets.

Interest rate risk.  Plastec’s exposure to interest rate risk relates to interest expenses incurred by its short-term and long-term borrowings. Plastec has not used any derivative financial instruments to manage its interest rate risk exposure, except a four-year Interest Rate Swap contract for an amount of HK$21.6 million to fix the interest cost for its prevailing long-term bank loan in March 2010. Historically, Plastec has not been exposed to material risks due to changes in interest rates on any third-party debt. However, future interest expenses on Plastec’s borrowings may increase due to changes in interest rates. Plastec is currently not engaged in any interest rate hedging activities.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Our securities trade directly on U.S. markets and do not trade through the use of American depositary receipts.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the merger and other related proposals, including proposals to amend our memorandum and articles to:

•	increase the authorized share capital of GSME to US$101,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each;

•	change of the name of GSME from “GSME Acquisition Partners I” to “Plastec Technologies, Ltd.”; and

•
enable GSME to repurchase ordinary shares in order to facilitate the approval of the merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form.

Except for the foregoing, there have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2010. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company.  Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of October 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of October 31, 2010.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002, as amended.

Changes in Internal Control over Financial Reporting

During the most recently completed fiscal year, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

As of October 31, 2010, we did not have a standing audit committee.  Accordingly, we did not have an audit committee financial expert serving on an audit committee.

Upon the closing of the merger, we established an audit committee, consisting of Joseph Yiu Wah Chow, Chung Wing Lai and Eli D. Scher, with Joseph Yiu Wah Chow serving as chairman. Each is an independent director under the NASDAQ listing standards. The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, a listed company must certify to the exchange that the committee will have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our board of directors has determined that Joseph Yiu Wah Chow satisfies the definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

ITEM 16B.	CODE OF ETHICS.

In November 2009, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries.  We will provide to any person upon request, without charge, a copy of our code of ethics.  Please direct such requests in writing to us, Attention Kin Sun Sze-To, Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following is a summary of the fees billed to us by Crowe Horwath LLP, our independent registered public accounting firm, for professional services rendered for fiscal years ended October 31, 2010 and 2009:

	Fiscal Year Ended October 31,
Service Category	2010	2009
Audit Fees	$51,000	$63,648
Audit-Related Fees	42,319	18,107
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$93,319	$81,755

In the above table, in accordance with the SEC’s definitions and rules, “audit fees” are fees for professional services for the audit and review of our annual financial statements, as well as the audit and review of our financial statements included in our registration statements filed under the Securities Act and issuance of consents and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements except those not required by statute or regulation; “audit-related fees” are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including attestation services that are not required by statute or regulation, due diligence and services related to acquisitions; “tax fees” are fees for tax compliance, tax advice and tax planning; and “all other fees” are fees for any services not included in the first three categories.

Pre-Approval Policies and Procedures

Our board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

We have no plans or programs for the purchase by us of our outstanding securities.  However, in connection with the merger, holders of 2,615,732 of our public shares elected to exercise their conversion rights (see the prospectus for our IPO, dated November 19, 2009, and the merger proxy statement for a description of these rights) and, upon the closing of the merger, such shares were converted into an average $10.30 (including proceeds that were originally to be from a letter of credit provided by Cohen & Company Securities, LLC but were ultimately paid by us) in cash and were cancelled.  Under Cayman Islands law, such conversions are technically considered “repurchases.”

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Plastec Technologies, Ltd.
Kowloon Hong Kong

We have audited the accompanying balance sheets of Plastec Technologies, Ltd. (formally known as GSME Acquisition Partners I) (a development stage company) as of October 31, 2010 and 2009, and the related statements of operations, changes in shareholders’ equity, and cash flows for the years then ended and for the period from March 27, 2008 (inception) through October 31, 2010.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plastec Technologies, Ltd. (a development stage company) as of October 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended and the period from March 27, 2008 (inception) through October 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

New York, New York
March 23, 2011

PLASTEC TECHNOLOGIES, LTD.
(A Development Stage Company)

BALANCE SHEETS

	October 31, 2010	October 31, 2009
ASSETS
Cash and cash equivalent	$5,060	$2,036
Investments held in trust at amortized cost ( fair value $36,000,000)	36,000,000	-
Deferred offering costs	-	489,991
Total assets	$36,005,060	$492,027

LIABILITIES and SHAREHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued liabilities	$577,517	$368,973
Due to related party	-	125,000
Deferred underwriters' commission	1,440,000	-
Total Liabilities	2,017,517	493,973

Common stock, subject to possible conversion, 2,915,999 and 0 shares stated at conversion value, respectivley	29,159,990	-

Shareholders' equity:
Ordinary shares, $.001 par value
Authorized 50,000,000 shares:
4,800,000 and 1,380,000 shares issued and outstanding, respectively	1,884	1,380
Additional Paid-in capital	5,590,932	23,620
Deficit accumulated during the development stage	(765,263)	(26,946)
Total shareholders' equity	4,827,553	(1,946)
Total liabilities and shareholders' equity	$36,005,060	$492,027

The accompanying notes are an integral part of these financial statements

PLASTEC TECHNOLOGIES, LTD.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year ended October 31, 2010	Year ended October 31, 2009	For the period from March 27, 2008 (inception) to October 31, 2010

Formation and operating costs	$-	$17,979	$26,946
General and administrative expenses	759,883	-	759,883

Loss from operations	(759,883)	(17,979)	(786,829)

Interest Income	21,566	-	21,566

Net Loss	$(738,317)	$(17,979)	$(765,263)

Weighted average shares outstanding	4,644,144	1,380,000

Basic and diluted net loss per share	$(0.16)	$(0.01)

The accompanying notes are an integral part of these financial statements

PLASTEC TECHNOLOGIES, LTD.
(A Development Stage Company)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Period from March 27, 2008 (Inception) to October 31, 2010

	Ordinary Shares		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Shareholders' Equity
	Shares	Amount

Ordinary shares issued at inception at $0.02 per share	1,380,000	$1,380	$23,620	$-	$25,000

Net loss for the period from March 27, 2008 (inception) to October 31, 2008	-	-	-	(8,967)	(8,967)

Balance at October 31, 2008	1,380,000	1,380	23,620	(8,967)	16,033

Net loss for the year ended October 31, 2009	-	-	-	(17,979)	(17,979)

Balance at October 31, 2009	1,380,000	1,380	23,620	(26,946)	(1,946)

Sale of 3,600,000 units, net of underwriter's commissions and offering expenses of $1,632,194 (includes 2,915,999 shares subject to possible conversion)	3,600,000	3,600	32,924,206		32,927,806

Proceeds subject to possible conversion of 2,915,999 shares		(2,916)	(29,157,074)		(29,159,990)

Proceeds from issuance of private placement warrants			1,800,000		1,800,000

Forfeiture of Initial Shareholders	(180,000)	(180)	180	-	-

Net loss for the year ended October 31, 2010	-	-	-	(738,317)	(738,317)

Balance at October 31, 2010	4,800,000	$1,884	$5,590,932	$(765,263)	$4,827,553

The accompanying notes are an integral part of these financial statements

GSME ACQUISITION PARTNERS I
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Year ended October 31, 2010	Year ended October 31, 2009	For the period from March 27, 2008 (inception) to October 31, 2010

Cash flows from operating activities
Net loss	$(738,317)	$(17,979)	$(765,263)
Adjustments to reconcile net loss to net cash used in operating activities
Interest earned on cash held in trust	(21,566)	-	(21,566)
Changes in operating assets and liabilities
Deferred offering costs	489,991	(344,474)	-
Accounts payable and accrued liabilities	208,544	348,973	577,517
Net cash used in operating activities	(61,348)	(13,480)	(209,312)

Cash flows from investing activities
Cash withdrawn from tust account for working capital	21,566	-	21,566
Cash placed in Trust	(36,000,000)	-	(36,000,000)
Net cash used in investing activities	(35,978,434)	-	(35,978,434)

Cash flows from financing activities
Proceeds from sale of ordinary shares to Founding Shareholders	-	-	25,000
Proceeds from due to related party	-	-	125,000
Payment of due to related party	(125,000)	-	(125,000)
Proceeds from sale of warrants in private placement	1,800,000	-	1,800,000
Proceeds from initial public offering	36,000,000	-	36,000,000
Payment of underwriters discount and offering costs	(1,632,194)	-	(1,632,194)
Net cash provided by financing activities	36,042,806	-	36,192,806

Net increase (decrease) in cash	3,024	(13,480)	5,060

Cash at beginning of period	2,036	15,516	-
Cash at end of period	$5,060	$2,036	$5,060

Supplemental disclsure of non-cash financing activities
Deferred underwriter commissions included in proceeds from initial public offering	$1,440,000	$-	$1,440,000

The accompanying notes are an integral part of these financial statements

PLASTEC TECHNOLOGIES, LTD.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations
Plastec Technologies, Ltd. (“Plastec,” the “Company,” “us” or “we”) was formerly known as “GSME Acquisition Partners I” and was a special purpose acquisition company, formed under the laws of Cayman Islands on March 27, 2008, to consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses located in the People Republic of China (a “Business Combination”). On December 10, 2010, our stockholders, at an extraordinary general meeting of the stockholders (the “Special Meeting”), approved our merger with Plastec International Holdings Limited, a plastic manufacturing services provider that operates in the People’s Republic of China (qualifying as a Business Combination), along with the Company’s Amended and Restated Agreement and Plan of Reorganization and several other actions, including certain amendments to our amended and restated memorandum and articles of association.

All activity from March 27, 2008 (inception) to November 25, 2009 related to the Company’s formation and the public offering described below. All activity from November 25, 2009 to October 31, 2010 related to the Company’s search for a target business to complete a Business combination.  On November 25, 2009, the Company changed its fiscal year end from December 31 to October 31.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective on November 19, 2009. The Company consummated the Offering on November 25, 2009 and received net proceeds of $34,367,806 and $1,800,000 from the private placement sale of insider warrants (Note 3). Substantially, all of the net proceeds of the Offering were intended to be generally applied toward consummating a Business Combination. The Company’s management had complete discretion in identifying and electing the target business. Management agreed that  $36,000,000 of the gross proceeds from the Offering would be held in a trust account (“Trust Account”) and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The remaining net proceeds (not held in the Trust Account) was used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, any interest earned on the Trust Account was able to be released to the Company to fund working capital and to pay the Company’s tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, was required to submit such transaction for shareholder approval. In the event that shareholders owning more than 80.99% of the total number of shares sold in the Offering exercised their conversion rights, regardless of whether they voted for or against the Business Combination, the Business Combination would not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), agreed to vote their founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination and had agreed to vote any ordinary shares acquired in the Offering or in the aftermarket in favor of any Business Combination. After consummation of a Business Combination, these voting safeguards are no longer applicable.

With respect to a Business Combination which was approved and consummated, any Public Shareholder was entitled to demand that the Company convert his or her shares. If a Public Shareholder voted against a proposed Business Combination, the per share conversion price was to be equal $10.00 per share. Any Public Shareholder also had the right to vote for the proposed Business Combination and demand that such shareholder’s shares be converted into a pro rata share of the Trust Account (which amount, when aggregated with the right to receive an additional $0.30 per eligible share pursuant to the letter of credit was anticipated to be approximately $10.30 per share).

Plastec International Holdings Limited Merger Agreement
On August 6, 2010, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited (“GSME Sub”), Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI) (“Sun Yip”), Tiger Power Industries Limited (BVI) (“Tiger”), Expert Rank Limited (BVI) (“Expert”), Fine Colour Limited (BVI) (“Fine Colour” and together with Sun Yip, Tiger and Expert, collectively the “Insiders”), Cathay Plastic Limited (BVI) (“Cathay”), Greatest Sino Holdings Limited (BVI) (“Greatest”), Colourful Asia International Limited (BVI) (“Colourful”) and Top Universe Management Limited (BVI) (“Top” and together with Greatest and Colourful, collectively the “Investors”).  The Insiders, Cathay and the Investors are the sole shareholders of Plastec (together, the “Plastec Shareholders”).  Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub was to be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of GSME (the “Merger”).

Upon consummation of the Merger, the Plastec Shareholders were entitled to received up to an aggregate of 16,948,053 ordinary shares, par value $0.001 per share, of GSME (“GSME Shares”), valued at $10.00 per share and based on 15 times Plastec’s estimated 2010 Net Income (as defined in the Merger Agreement) as set forth in its draft financial statements provided to GSME prior to the date of the Merger Agreement.

In connection with the Merger, Plastec completed an audit of its financial statements for the fiscal year ended April 30, 2010.  Following completion of the audit, the parties entered into an Amended and Restated Agreement and Plan of Reorganization (the “Amended and Restated Merger Agreement”) to, among other matters, reflect the completion of the audit and to revise the terms of the merger consideration to be paid to the Plastec Shareholders.

Amendment to Merger Agreement
Pursuant to the Amended and Restated Merger Agreement, upon consummation of the Merger, the Plastec Shareholders became entitled to receive up to an aggregate of 16,778,571 GSME ordinary shares (“GSME Shares”), of which 7,054,583 shares were issued to the Plastec Shareholders on the closing of the Merger and the remaining 9,723,988 shares will be issued to the Plastec Shareholders if certain targets are met for the years 2011 through 2013.

At the Special Meeting held on December 10, 2010 all the proposals presented were approved: holders of an aggregate of 4,562,817 shares voted for the Merger Proposal and holders of an aggregate of 2,615,732 shares sought to exercise their conversion rights and validly perfected such exercise. On December 16, 2010, the Company consummated the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, as amended, pursuant to which, among other things, Plastec became a wholly owned subsidiary of the Company. The merger was accounted for as a reverse acquisition with Plastec being considered the accounting acquirer in the merger.

Note 2 — Significant Accounting Policies

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates.

Geographical Risk
The Company’s operations, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Investment Held in Trust
Investments held in trust are comprised of U.S. Treasury Bills and are classified as held to maturity and carried at amortized cost as management has the positive intent and ability to hold them to maturity. Interest income includes amortization of purchase premium or discount on the level-yield basis.

Income Taxes
The Company was incorporated as a Cayman Island exempted company and therefore the Company is not currently subject to income tax. Upon consummation of the Business Combination the Company maybe subject to income tax depending on the jurisdiction of the merged entities operations.

Redeemable Common Stock
The Company accounts for redeemable common stock in accordance with Accounting Standards Codification 480-10-S99 “Classification and Measurement of Redeemable Securities” which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. Accordingly, 2,915,999 shares of common stock sold in the offering are classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

During the Special Meeting held on December 10, 2010, holders of an aggregate of 4,562,817 shares voted for the Merger Proposal, and holders of an aggregate of 2,615,732 shares sought to exercise their conversion rights and validly perfected such exercise for a total of $26,942,040 proceeds from the trust account.

Earnings per Share
Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similarly to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

For all periods presented, potentially dilutive securities are excluded from the computation of fully diluted loss per share as their effect is anti-dilutive. Potentially dilutive securities include warrants to purchase common stock of 7,200,000 and nil for the years ended October 31, 2010 and 2009 respectively.

The 1,380,000 ordinary shares issued to the Company’s Initial Shareholders were issued for $0.02 per share, which is considerably less than the Proposed Offering per share price. Such shares have been assumed to be retroactively outstanding since March 28, 2008, inception.

Recent Accounting Pronouncements

Management does not believe that any of the recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On November 25, 2009, the Company sold 3,600,000 Units at an offering price of $10.00 per Unit. Each Unit consisted of one ordinary share, $.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $11.50 commencing upon the completion of the Business Combination, December 16, 2010 and expiring November 18, 2014. The Company may redeem the Warrants, at a price of $.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.’' In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company agreed to pay the underwriters in the Offering an underwriting discount of 7.0% of the gross proceeds of the Offering. However, the underwriters had agreed that 4.0% of the underwriting discounts would not be payable unless and until the Company completed a Business Combination and had waived their right to receive such payment upon the Company's liquidation if it was unable to complete a Business Combination. The underwriters subsequently agreed to waive their deferred discounts upon consummation of the Business Combination with Plastec described above. The Company also issued a unit purchase option, for $100, to Cohen & Company Securities, LLC (“Cohen Securities”), the representative of the underwriters in the Offering, and its designees to purchase 360,000 Units (10% of the total number of units sold in the Offering) at an exercise price of $15.00 per Unit (150% of the public offering price). The Units issuable upon exercise of this option are identical to the Units sold in the Offering. This option became exercisable on December 16, 2010 expires November 18, 2014. The Company accounted for the fair value of the unit purchase option, net of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimated the fair value of this unit purchase option, as of the date of issuance, was approximately $2.14 per unit using a Black-Scholes option-pricing model.

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

 Note 4 — Related Party Transactions

The Company issued an unsecured promissory note to an officer of the Company in an aggregate principal amount of $125,000. The note did not bear interest. The note was repaid upon consummation of the Offering from the proceeds of the Offering.

Note 5 — Shareholder's Equity

Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share. As of October 31, 2010 and 2009, no shares were issued or outstanding.

Common Stock

The Company issued 1,380,000 shares of common stock to the Initial Stockholders for cash proceeds of $25,000 (the “Founder Shares”). In the event the 540,000 over-allotment Units (Note 2) were not issued, the Initial Stockholders would be required to forfeit 180,000 Founders Shares. The underwriters did not exercise their over-allotment, therefore, as of January 3, 2010, 180,000 shares of the Initial Stockholders’ Founder shares were forfeited and subsequently cancelled.

At October 31, 2010 and 2009 there were 4,800,000 and 1,380,000 shares of common stock issued and outstanding. On December 16, 2010, 2,615,732 shares of common stock were redeemed as a result of the Special Meeting for $26,942,040.

At October 31, 2010 and 2009, there were 7,200,000 and nil shares of common stock reserved for issuance upon exercise of the Company’s outstanding warrants.

Note 6 — Fair Value Measurements

The Company defines fair value as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value estimates presented in the table below are based on information available to the Company as of October 31, 2010.

The accounting standard regarding fair value measurements discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2:  Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company has no assets or liabilities carried at fair value on a recurring basis or assets carried at fair value on a non-recurring basis at October 31, 2010 and 2009, respectively.

As of October 31, 2010, $36,000,000 of the Company’s investment held in trust was invested exclusively in obligations of U.S. Treasury bills issued or guaranteed by the U.S. Treasury. The Company accounts for these investments as Held-to-maturity securities, which are recorded on the balance sheet at amortized cost and classified as either short term or long term based on the contractual maturity. The fair values of the Company’s investments U.S. Treasury bills are determined through observable quoted active markets market and the fair value approximates carrying value due to the short term nature. As of October 31, 2010 there were no unrealized gains or losses on investments held in trust and the securities mature in November 2010.

The carrying amounts reflected in the balance sheets for other current assets and accrued expenses approximate fair value due to their short-term maturities.

 Note 7 — Insider Warrants

The Initial Shareholders executed letter agreements with the Company waiving their rights to receive distributions with respect to their Founder Shares upon the Company's liquidation. The Initial Shareholders and/or their designees purchased 3,600,000 Warrants (“Insider Warrants”) at $0.50 per Warrant (for an aggregate purchase price of $1,800,000) privately from the Company simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Insider Warrants purchased are identical to the Warrants sold in the Offering except that the Insider Warrants may be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as such securities are held by the Initial Shareholders or their affiliates. Furthermore, the purchasers of the Insider Warrants agreed that the Insider Warrants and underlying securities would not be sold or transferred until 60 days after the Company completed its Business Combination.

The Initial Shareholders and the holders of the Insider Warrants  are entitled to registration rights with respect to their Founder Shares pursuant to an agreement that was signed on the effective date of the Offering. The holders of the majority of the Founder Shares and Insider Warrants are entitled to make up to two demands that the Company register such shares. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of the Insider Warrants (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, these holders have certain “piggy-back” registration rights on registration statements filed after the Company's consummation of a Business Combination.

  Note 8 – Letter of Credit

Upon closing of the Offering, Cohen & Company Securities, LLC issued a letter of credit from an internationally recognized bank to the Company in an amount equal to $0.30 per share sold in the Offering. The proceeds of the letter of credit were not held in trust and would not have comprised any portion of any pro-rata distribution of the Company’s Trust Account. The Company was to draw on the letter of credit in order to distribute $0.30 per qualified share to certain of its Public Shareholders, which amount shall be in addition to any pro-rata distribution from the Trust Account. The $0.30 per share amount provided by the letter of credit was to be distributed upon (i) the consummation of a Business Combination to each of the Public Shareholders for each ordinary share voted in favor of the Business Combination and properly converted, (ii) the Company’s liquidation, in the event that a Business Combination was presented to the Company’s Public Shareholders for approval but not consummated, to each of the Public Shareholders for each ordinary share voted in favor of such proposed Business Combination, or (iii) the Company’s liquidation, in the event that no Business Combination is presented to the Public Shareholders for a vote, to each of the Public Shareholders. The Company was entitled to draw on the letter of credit solely to the extent necessary to pay each eligible holder an additional $0.30 per eligible share upon the earlier to occur of a Business Combination or liquidation. After the Company draws on the letter of credit, it was to be cancelled and, in the event the Company completed a Business Combination, the Company would issue to Cohen & Company Securities, LLC a demand secured first priority promissory note in an amount equal to the amount the Company draws on the letter of credit bearing annual interest at the rate of 8%, payable quarterly, with a default interest rate of 13%.

Upon the consummation of the merger, the Company determined instead to pay the additional $0.30 per share rather than drawing on the letter of credit to save interest payments that would have been required to be paid to Cohen & Company Securities, LLC under the promissory note.

ITEM 19.	EXHIBITS.

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Proxy Statement and incorporated herein by reference).
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

4.1
Form of Indemnity Escrow Agreement among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), Kin Sun Sze-To and Ho Leung Ning as the representatives of all the former shareholders of Plastec International Holdings Limited, Jing Dong Gao and Eli D. Scher, acting as the committee representing the interests of the Registrant, and Continental Stock Transfer & Trust Company (included as Exhibit 4.1 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.2
First Amendment to Employment Contract between Sun Line Industrial Limited and Kin Sun Sze-To (included as Exhibit 4.2 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.3
First Amendment to Employment Contract between Sun Line Industrial Limited and Chin Hien Tan (included as Exhibit 4.3 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.4
First Amendment to Employment Contract between Sun Line Industrial Limited and Ho Leung Ning (included as Exhibit 4.4 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.5	[Intentionally omitted.]
4.6
Dongguan Sun Chuen Manufacturing Plant lease (included as Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.7
Dongguan Sun Line Processing Factory lease (included as Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

Exhibit No.	Description
4.8
Shenzhen Broadway Processing Factory lease (included as Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.9
Kunshan Broadway Manufacturing Plant lease (included as Exhibit 4.9 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.10
Zhuhai Sun Line Manufacturing Plant lease (included as Exhibit 4.10 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.11
Zhuhai Sun Line Manufacturing Plant lease (#2) (included as Exhibit 4.11 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.12
Sun Line Industrial Ltd. lease (included as Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.13
Sun Line (Macao Commercial Offshore) Co. Limited lease (included as Exhibit 4.13 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.14
Dongguan Sun Line Processing Agreement (included as Exhibit 4.14 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.15
Shenzhen Broadway Processing Agreement (included as Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.16
Amendment No. 1, dated as of December 16, 2010, to Stock Escrow Agreement, dated as of November 19, 2009, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), MCK Capital Co., Limited, Eli D. Scher, Lawrence S. Wizel, Cohen & Company Securities, LLC and Continental Stock Transfer & Trust Company (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2010 and incorporated herein by reference).

4.17
Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.18
Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.19
Amendment No. 1 to Unit Purchase Options (included as Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.20
Agreement between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and certain Underwriters (included as Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.21
Letter from Grant Thornton to Plastec International Holdings Limited (included as Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

Exhibit No.	Description
4.22
Letter from Dominic K.F. Chan & Co. to Plastec International Holdings Limited (included as Exhibit 4.22 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.23	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference.)
8.1
List of Subsidiaries (included as Exhibit 8.1 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

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

Dated: March 24, 2011

PLASTEC TECHNOLOGIES, LTD.
(formerly GSME Acquisition Partners I)

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Proxy Statement and incorporated herein by reference).
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

4.1
Form of Indemnity Escrow Agreement among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), Kin Sun Sze-To and Ho Leung Ning as the representatives of all the former shareholders of Plastec International Holdings Limited, Jing Dong Gao and Eli D. Scher, acting as the committee representing the interests of the Registrant, and Continental Stock Transfer & Trust Company (included as Exhibit 4.1 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.2
First Amendment to Employment Contract between Sun Line Industrial Limited and Kin Sun Sze-To (included as Exhibit 4.2 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.3
First Amendment to Employment Contract between Sun Line Industrial Limited and Chin Hien Tan (included as Exhibit 4.3 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.4
First Amendment to Employment Contract between Sun Line Industrial Limited and Ho Leung Ning (included as Exhibit 4.4 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.5	[Intentionally omitted.]
4.6
Dongguan Sun Chuen Manufacturing Plant lease (included as Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.7
Dongguan Sun Line Processing Factory lease (included as Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

Exhibit No.	Description
4.8
Shenzhen Broadway Processing Factory lease (included as Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.9
Kunshan Broadway Manufacturing Plant lease (included as Exhibit 4.9 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.10
Zhuhai Sun Line Manufacturing Plant lease (included as Exhibit 4.10 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.11
Zhuhai Sun Line Manufacturing Plant lease (#2) (included as Exhibit 4.11 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.12
Sun Line Industrial Ltd. lease (included as Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.13
Sun Line (Macao Commercial Offshore) Co. Limited lease (included as Exhibit 4.13 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.14
Dongguan Sun Line Processing Agreement (included as Exhibit 4.14 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.15
Shenzhen Broadway Processing Agreement (included as Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).†

4.16
Amendment No. 1, dated as of December 16, 2010, to Stock Escrow Agreement, dated as of November 19, 2009, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), MCK Capital Co., Limited, Eli D. Scher, Lawrence S. Wizel, Cohen & Company Securities, LLC and Continental Stock Transfer & Trust Company (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2010 and incorporated herein by reference).

4.17
Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.18
Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.19
Amendment No. 1 to Unit Purchase Options (included as Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.20
Agreement between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and certain Underwriters (included as Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.21
Letter from Grant Thornton to Plastec International Holdings Limited (included as Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

Exhibit No.	Description
4.22
Letter from Dominic K.F. Chan & Co. to Plastec International Holdings Limited (included as Exhibit 4.22 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

4.23	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference.)
8.1
List of Subsidiaries (included as Exhibit 8.1 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).

†
These exhibits are in Chinese. Summaries of such exhibits are contained in the Proxy Statement in the section entitled “Business of Plastec-Production Facilities and Capacity” beginning on page 83 of the Proxy Statement and the section entitled “Business of Plastec-Properties” beginning on page 89 of the Proxy Statement, all of which information is incorporated herein by reference.