Form 20-F
period 2011-04-30
Plastec Technologies, Ltd.
filed 2011-11-09
CIK 1433309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                               to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number:	000-53826

PLASTEC TECHNOLOGIES, LTD.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Kin Sun Sze-To, Chief Executive Officer, Plastec Technologies, Ltd. Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong Tel.: 852-21917155, Fax: 852-27796001
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Units consisting of one Ordinary Share, par value U.S.$0.001 per share, and one Warrant
(Title of Class)

Ordinary Shares, par value U.S.$0.001 per share
(Title of Class)

Warrants to purchase Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 16,733,196 Ordinary Shares, par value U.S.$0.001 per share, as of April 30, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

i

INTRODUCTION

Definitions

Unless the context indicates otherwise:

•	“we,” “us,” “our” and “our company” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;

•	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands company, our direct wholly owned subsidiary;

•	“BVI” refers to the British Virgin Islands;

•	“PRC subsidiaries” refers to our indirect owned subsidiaries operating in the PRC;

•	“China” or the “PRC” refer to the People’s Republic of China;

•
“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$ may be converted to US$ or $ using the current exchange rate of 7.8 HK$ for every 1 US$ or $;

•	“Renminbi” or “RMB” refer to the lawful currency of China; and

•	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

Our Company

We are a Cayman Islands company organized under the Companies Law (2010 Revision) of the Cayman Islands (the “Companies Law”) on March 27, 2008 as an exempted company with limited liability.  We were originally organized under the name “GSME Acquisition Partners I” for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

On November 25, 2009, we closed our initial public offering (“IPO”) of 3,600,000 units with each unit consisting of one ordinary share, which we sometimes refer to as our “public shares,” and one warrant, each to purchase one ordinary share at an exercise price of $11.50 per share, which we sometimes refer to as our “public warrants.”  The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,000,000.  Simultaneously with the consummation of the IPO, we consummated the private sale of 3,600,000 warrants, which we sometimes refer to as our “insider warrants,” at a price of $0.50 per warrant, generating total proceeds of $1,800,000.

From the consummation of our IPO until August 6, 2010, we were searching for a suitable target business to acquire.  On August 6, 2010, we entered into an agreement and plan of reorganization (as subsequently amended, the “Merger Agreement”) with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our merger subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours (the “Merger”).  The Merger Agreement was subsequently amended in September 2010 and December 2010 but continued to provide for our merger subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the Merger and other related proposals.  On December 16, 2010, we closed the Merger.  At the closing, we issued to the former shareholders of Plastec an aggregate of 7,054,583 ordinary shares and agreed to issue them an aggregate of 9,723,988 earnout shares additionally upon the achievement by Plastec of certain net income targets.  Also at the closing, 2,615,732 of the public shares sold in our IPO were converted into cash and cancelled based on the election of the holders to exercise their conversion rights (for a description of these rights, see the prospectus for our IPO (the “IPO Prospectus”), dated November 19, 2009, and our proxy statement for the extraordinary meeting (the “Merger Proxy Statement”), included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by us with the SEC on October 28, 2010).  In connection with the Merger, our business became the business of Plastec and we changed our name to Plastec Technologies, Ltd.  We also changed our fiscal year end from October 31 to April 30, in order to coincide with Plastec’s fiscal year end.  On April 30, 2011, we further amended the Merger Agreement to remove certain earnout provisions contained within it and to issue an aggregate of 7,486,845 ordinary shares to the former Plastec shareholders.

For further information about our company, see Item 4.A of this Annual Report on Form 20-F (this “Form 20-F”).

Our Business

We are a vertically integrated plastic manufacturing services provider that operates in the PRC through Plastec and our PRC subsidiaries. We provide precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly. We manufacture a wide range of plastic parts and components for:

•	consumer electronics, such as LCD and LED television sets, DVD players, DVD-VHS combos, Blu-ray disc players, speakers, MP3, remote controls and other consumer audio-visual products;

•	electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners and other home-use electrical products;

•	telecommunication devices, such as modems, set-top boxes, cordless phone handsets, global positioning system (“GPS”) devices and other telecommunication-related parts and components;

•	computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and

•	other industries, such as precision plastic toys and automobile audio systems.

We manufacture our products solely on the basis of customer orders.  Our major customers include international original equipment manufacturers (“OEMs”), original design manufacturers (“ODMs”), and original brand manufacturers (“OBMs”), of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

For further information about our business, see Item 4.B of this Form 20-F.

Forward-Looking Statements

This Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form 20-F, or the documents to which we refer you in this Form 20-F, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended April 30, 2011, which are included in Item 18 to this Form 20-F.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A.  Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the years ended and as of April 30, 2011, 2010 and 2009.

 The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein.  The financial results should not be construed as indicative of financial results for subsequent periods.  See Item 5 of this Form 20-F and the financial statements and the accompanying notes thereto included under Item 18 of this Form 20-F for further information about our financial results and condition.

	For the year ended April 30
	2011	2010	2009

	(in HK$’000, except for per share data)
Revenues	1,323,533	966,755	913,444
Cost of revenues	(1,074,880)	(810,187)	(749,649)
Gross profit	248,653	156,568	163,795
Selling, general and administrative expenses	(83,584)	(63,824)	(69,241)
Other income	4,711	4,364	2,102
Write-off of property, plant and equipment	(1,791)	(40,348)	-
Gain/(loss) on disposal of property, plant and equipment	1,315	1,077	(29,031)
Income from operations	169,304	57,837	67,625
Interest income	124	60	240
Interest expense	(3,008)	(2,733)	(5,355)
Income before income tax expense	166,420	55,164	62,510
Income tax expense	(33,106)	(10,857)	(772)
Net income	133,314	44,307	61,738
Net income per share
Basic and diluted income per ordinary share	HK$16.9	HK$6.3	HK$8.8
Basic and diluted weighted average number of ordinary shares	7,891,754	7,054,583	7,054,583

	April 30
	2011	2010	2009

Total assets	1,201,927	977,492	844,097
Total liabilities	455,667	411,400	294,068
Total shareholders’ equity	746,260	566,092	550,029

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on October 28, 2011, which was HKD$7.7364 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the Hong Kong dollar and the U.S. dollar for the periods indicated, in Hong Kong dollars per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

Period(1)	Period End	Average(2)	Maximum	Minimum
October 28, 2011	$7.7634	–	–	–
September 2011	7.7840	$7.7943	7.804	7.783
August 2011	7.7876	$7.7965	7.8087	7.7876
July 2011	7.7942	$7.7892	7.7964	7.7802
June 2011	7.7814	7.7850	7.7976	7.7767
May 2011	7.7777	7.7742	7.7855	7.7652
April 2011	7.7673	7.7716	7.7784	7.7669

2011	7.7673	7.7748	7.7926	7.7515
2010	7.7637	7.7552	7.7665	7.7497
2009	7.7500	7.7693	7.8041	7.7499
2008	7.7950	7.7924	7.8264	7.7502
2007	7.8212	7.7874	7.8212	7.7567

(1)
For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period

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

Risks Relating to Plastec’s Industry and Business

Plastec relies on third parties for significant portions of its business and, in the event that such parties do not properly manage those portions of the business, our production would be materially adversely affected.

Although Plastec owns all manufacturing equipment at the processing factories owned by the Dongguan City Dalingshan Township Foreign Economic Development Corporation and the Shenzhen City Shamin Industrial Co., Ltd., which together we refer to throughout this Form 20-F as the “Processing Factories,” we do not own the Processing Factories or directly hire the employees to operate the production lines. Plastec is entirely dependent on contractual arrangements for manufacturing premises and manufacturing labor services pursuant to our processing agreements referred to below. Plastec also relies on third party PRC counterparties for utilities and supplemental supplies pursuant to our processing agreements. Although our management team controls the overall manufacturing process, other parties are contractually entitled to designate the plant manager, finance officer and customs liaison officer and have overall responsibility to manage the plant premises. Accordingly, if such parties do not manage the plant premises properly and hire appropriate individuals to supervise such premises, it could have a material adverse effect on our business, financial condition and results of operations.

Suitable plant facilities may not be available to us.

Plastec’s processing agreement, dated November 5, 2002, as amended and supplemented, between and among Dongguan City External Processing Facility Service Company, as arranger, Dongguan City Dalingshan Township Foreign Economic Development Corporation and Sun Line Industrial Limited, or the “Dongguan Sun Line Processing Agreement,” that governs our processing arrangement for the processing factory we operate in Dongguan City, or the “Dongguan Sun Line Processing Factory,” is currently scheduled to expire in November 2012.  Plastec’s processing agreement, dated December 18, 1996, as amended and supplemented, between and among Shenzhen City Baoan District Foreign Economic Development Co., Ltd., as arranger, Shenzhen City Shamin Industrial Co., Ltd. and our BVI subsidiary Broadway Industrial Holdings Limited, or the “Shenzhen Broadway Processing Agreement,” that governs our processing arrangement for the processing factory we operate in Shenzhen City, or the “Shenzhen Broadway Processing Factory,” is currently scheduled to expire in December 2012. We refer to the Dongguan Sun Line Processing Agreement and the Shenzhen Broadway Processing Agreement as the “Processing Agreements” throughout this Form 20-F.  An extension of the respective terms of the Processing Agreements may not be obtained after the expiration dates upon similar terms or at all. In the event that any or all of the Processing Agreements expire or are not extended, and we are unable to locate an alternative facility site or enter into an alternative processing arrangement, our production would be materially adversely affected. This could result in a potential loss of customers and a material adverse effect on our results of operations, business prospects and financial condition.

Plastec does not control the third parties that actually own the Processing Factories.

Plastec does not have control over the third party PRC counterparties who own the Processing Factories. To the extent such third parties fail to renew the licenses necessary for their operations, or fail to comply with the various PRC laws and regulations, such as environmental and legal qualification matters, Plastec may not be able to continue to use the Processing Factories and our operations will be materially and adversely affected. In the event that we have to vacate the Processing Factories due to such failures, we would incur significant losses of revenue, we would have significant difficulty in performing our obligations under the contracts with our customers to supply our products and services, and we would experience significant delays in our attempt to find alternative manufacturing premises and to relocate our production facilities. We would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, our business and prospects would be materially adversely affected. In the event that we have to relocate our manufacturing operations from any of the current Processing Factories to another manufacturing facility in either Dongguan or Shenzhen, while maintaining our relationship with the relevant PRC counterparty to the respective Processing Agreement, the relevant Processing Factory will have to update its business license to reflect a change of address at the relevant local Administration of Industry and Commerce. If we have to engage a new PRC counterparty for such relocation, we will have to enter into a new processing agreement (which will need to be approved by the relevant governmental authority) and the new PRC counterparty will have to apply for the licenses. The relevant PRC counterparties may not cooperate with us diligently in respect of the application process and may not proceed with such applications in a timely manner so as to allow the business licenses to be approved, issued or updated promptly in order to minimize any interruption to our operations. This could have a material and adverse effect on our financial condition and results of operations.

Our manufacturing activities are dependent upon the availability of skilled and unskilled labor. If we are unable to retain skilled and unskilled labor, or if labor costs rise, we could experience reduction in profits.

Our manufacturing activities are relatively labor intensive and dependent on availability of skilled and unskilled labor in large numbers. Large labor intensive operations call for good monitoring and maintenance of cordial relations. Non-availability of labor and/or any disputes between the labor and management may result in a reduction in profits. Further, we sometimes rely on contractors who engage on-site laborers for performance of many of our unskilled operations. The scarcity or unavailability of contract laborers may affect our operations and financial performance.

Labor costs in China have been increasing in recent years, as have our labor costs. As a percentage of cost of products sold, our labor costs for the years ended April 30, 2011 and 2010 were 21.1% and 18.0%, respectively. Such costs could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs will likely increase, which may in turn affect the selling prices of our products. We may not be able to pass on these increased costs to customers by increasing the selling prices of our products in light of competitive pressure in the markets where we operate. In such circumstances, our profit margin may decrease.

If the proper certificates of land use rights and building ownership certificates are not obtained or renewed, we could incur significant losses of revenue and have significant difficulty in performing the contracts with our customers to supply our products and services.

Certain of our manufacturing plants in Guangdong Province and Jiangsu Province rely on tenancy agreements (the “Tenancy Agreements”) for the use of land and premises that are necessary for the operation of our business. As of the date of this Form 20-F, the lessors of certain of those plants have not obtained the required land use rights certificates or building ownership certificates. Although we rely on third party PRC counterparties to ensure that we may properly use the underlying land and have the proper land use rights to lease such land, it is unclear whether such third party PRC counterparties have the right to make the premises available to us for use. Although the Processing Agreements and the Tenancy Agreements constitute separate agreements, termination or invalidity of any Tenancy Agreement could also impact the term or validity of the relevant Processing Agreement.

In addition, certain of the land used by us in our operations is situated on collectively-owned land. Under the PRC laws and regulations, if the collectively-owned land does not belong to the collectively-owned land for industrial use category, before such piece of land can be leased for industrial use, prior approval must be granted by competent governmental authorities. The third party PRC counterparties are responsible for completing the relevant governmental procedures to enable them to lease such land and premises.  Currently, the relevant governmental procedures have not been completed in order to lease such land and premises to us for our manufacturing use as contemplated under the Tenancy Agreements. As a result, the Tenancy Agreements may not be legally valid and enforceable, as a matter of PRC laws and regulations. Accordingly, it is possible that any of the Tenancy Agreements could be terminated or invalidated prior to its stated maturity. If we have to vacate some or all of our production facilities because of the foregoing, we would incur significant losses of revenue, we would have significant difficulty in performing the contracts with our customers to supply our products and services, and we would experience significant delays in our attempt to find alternative manufacturing premises and to relocate our production facilities. We would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, our results of operations, business prospects and financial condition could be materially and adversely affected.

Potential government restrictions and changes in the availability of PRC government support and incentives could have a negative effect on our business and results of operations.

Plastec is an export-oriented processing manufacturer in China. As an export-oriented processing manufacturer, Plastec is currently substantially exempted from the value added tax because it imports approximately 94.1% of the raw materials needed for the manufacturing of its products and exports approximately 92.4% of its products for incorporation into goods sold outside China. Recent PRC measures have reduced or attempted to reduce or eliminate certain existing economic support and incentives for export-oriented processing businesses. Any additional reduction or elimination by the PRC government of the various existing economic support and incentives accorded to export-oriented processing enterprises, or imposition by the PRC government of any additional restrictions or operational barriers with respect to export-oriented processing enterprises for political, financial or other reasons, may adversely affect our business prospects and results of operations.

The selling prices of our products tend to decline over time and, if we do not receive orders for new products in a timely manner, our results of operations would be negatively impacted.

A majority of our customers are manufacturers of consumer electronics, electrical home appliances, telecommunication products and computer equipment. As is typical in these industries, the selling prices of the end products tend to decline significantly over time. As a result, our customers have also placed pricing pressure on our products over the life of their end products. We believe the selling prices of each of our products will continue to decline over time for the foreseeable future. To offset the declining selling prices, we must receive orders for new products that command higher initial selling prices in a timely manner. If we do not receive orders for new products over time and cannot otherwise increase the selling prices of our products, our gross margins will decline.

We depend on existing major customers and are exposed to the risk of delays, claims, reductions or cancellations of orders from customers in general.

We depend on approximately five major customers, who collectively accounted for approximately 50.2%, 66.2% and 75.2% of our revenues for the years ended April 30, 2009, 2010 and 2011, respectively. Historically, our largest customer accounted for approximately 23.5%, 32.5% and 33.3% of our revenues for the years ended April 30, 2009, 2010 and 2011, respectively.  We believe that we will continue to be dependent upon these customers for a significant portion of our business. Our ability to retain these customers, as well as other customers, and to add new customers is important to our ongoing success. The loss of one or more of our major customers, or delayed, reduced or cancelled orders or claims from any of our major customers, could have a material adverse impact on our business, financial condition and results of operations.

We sell our products to manufacturers to incorporate them into their consumer electronic products.  We are therefore dependent on our customers to compete effectively.

We do not sell our products directly to the mass consumer market. Instead, we sell products, largely plastic components, to leading international OEM, ODM and OBM manufacturers for them to incorporate into their consumer electronics products, electrical home appliances, telecommunication devices and computer peripherals. Market demand for our products is, therefore, derived from the demand for the products of our customers. Our customers market their products globally and any significant change in the global demand or preference for these consumer electronics products, electrical home appliances, telecommunication devices and computer peripherals will affect our revenue. The ability of our customers to compete successfully to increase their market share will indirectly affect our business prospects and results of operations.

We do not own any legally protected intellectual property. Any infringement claim by third parties may require us to spend significant resources to defend our rights and interests.

As a manufacturing service provider to OBM, ODM and OEM manufacturers, we do not own any legally protected intellectual property. We rely on our customers to ensure that they actually have the right to share that intellectual property with us. However, such intellectual property may be in violation of intellectual property belonging to other parties. Accordingly, we are subject to claims from the ultimate owners of the intellectual property that is being infringed on. In the event of an infringement claim, we may be required to spend a significant amount of resources, financial and otherwise, to defend against such claim. Additionally, our customers may have to develop a non-infringing alternative or obtain licenses for us to continue to manufacture the products for them using the existing intellectual property. Such customers may not be successful in developing an alternative or obtaining a license on reasonable terms, if at all. Additionally, our customers may not fully indemnify us for losses in such cases. Substantial costs and diversion of our resources resulting from any such litigation may adversely affect our business, financial condition and results of operations.

The consumer electronics and electrical home appliance industries are characterized by rapid technological changes and changing consumer preferences. If we do not respond to such changes in tandem, our operations would be adversely affected.

A majority of our customers make and sell consumer electronics and electrical home appliances, which are characterized by rapid technological changes and changing consumer preferences. As a result, a majority of the products that use our plastic components tend to have short product life cycles, faster technological obsolescence and are subject to constantly evolving industry standards. In order to meet our customers’ demand for new products and to ensure operational efficiency, we need to continually invest in new machines and technologies to upgrade and expand our manufacturing capacity and capabilities, including our know-how and skills. If we are unable to cope with such advances in technology and correspondingly respond to our customers’ requirements on a timely basis, demand for our services may decline and our business, financial condition and results of operations would be adversely affected.

We may not be able to upgrade our machinery when and as needed which could adversely affect our operations and profitability.

We need to regularly upgrade the machinery used in our operations in order to keep pace with various technological changes and changing consumer preferences.  Such machinery is imported from other countries into China and then delivered to our local manufacturing facilities.  Approvals from various governmental agencies in the PRC are required to import such machinery due to its high precision and hi-tech nature. If we are unable to obtain the necessary approvals, and therefore are unable to import new machinery, our business, results of operations and profitability would be adversely affected.

Our business depends on the continued services of our executive officers and key personnel, the loss of which could adversely affect our business.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Sze-To, who founded Plastec and is now our Chairman and Chief Executive Officer. Mr. Sze-To, together with Plastec’s other executive directors and senior management, have been instrumental in Plastec’s growth and success. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers.

We may fail to implement our expansion strategy successfully.

We intend to expand our existing production capacity and capability by establishing new production bases and offering plastic products to industries other than consumer electronics and electrical home appliances. Our ability to obtain adequate funds to finance our expansion plans will depend on our financial condition and results of operations, as well as other factors outside our control, such as general market conditions, demand for the types of products we offer, success of our competitors and political and economic conditions in China. If additional capital is unavailable, we may be forced to abandon some or all of our expansion plans, as a result of which our business, financial condition and results of operations could be adversely affected.

We are vulnerable to foreign currency exchange risk exposure.

Currently, Renminbi is not a freely convertible currency. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in Plastec’s financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries are able to pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, the current PRC foreign exchange policies regarding debt service and payment of dividends in foreign currencies may not continue in the future. Changes in PRC foreign exchange policies may have a negative impact on the ability of our PRC subsidiaries to service their foreign currency-denominated indebtedness and to distribute dividends to us in foreign currencies. In addition, transfer of funds to our subsidiaries in China is subject to approval by PRC governmental authorities in case of an increase in our registered capital in these subsidiaries, or subject to registration with PRC governmental authorities in case of a shareholder loan to them. These limitations on the flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions.

During the years ended April 30, 2009, 2010 and 2011, approximately 54.7%, 63.8% and 61.0% of our sales were denominated in Hong Kong dollars, respectively, and approximately 42.0%, 28.6% and 30.3% of our sales were denominated in U.S. dollars, respectively. The remaining 3.3%, 7.6% and 8.7% were denominated in Renminbi during the same periods. In contrast, approximately 54.0%, 61.5% and 64.3% of our purchases were denominated in Hong Kong dollars during the same time periods, and approximately 41.0%, 32.6% and 30.2% of our purchases were denominated in U.S. dollars, respectively. The remaining 5.0%, 5.9% and 5.5% were denominated in Renminbi during the same periods. All of our direct labor costs and factory overheads, including electricity and utility costs, were also denominated in Renminbi. Our foreign currency exchange risk also arises from the mismatch between the currency of our sales and the currency of our costs of goods sold. In addition, our financial statements are expressed in Hong Kong dollars. Our balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and our income statement records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. Our net foreign exchange loss during the year ended April 30, 2009 was HK$2.1 million, an exchange gain for the year ended April 30, 2010 was HK$1.0 million and an exchange loss for the year ended April 30, 2011 was HK$1.2 million, respectively. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact our business, financial condition and results of operations.

We face intense competition in our industry with respect to technical and manufacturing capabilities, resources and production scale, range of product offering and pricing, product quality, delivery efficiencies and overall capability of management.

We operate in a competitive environment and are subject to competition from both existing competitors and new market entrants. Competitive factors in our industry include technical and manufacturing capabilities, resources and production scale, range of product offering and pricing, product quality, delivery efficiencies, and overall capability of management. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to raw materials and greater economies of scale than we do. In addition, the entry barriers to the general plastic injection and molding business are moderate since no specialized knowledge is needed. In fact, numerous small-scale enterprises are producing plastic products in China. Our success depends on our ability to generate and nurture customer patronage and loyalty mainly through consistent offering of quality products and services at competitive prices and reliable delivery times. Should our competitors offer any better-quality products or services, better pricing and/or shorter delivery times, our sales and market share will be adversely affected. Stiff competition and overall decline in demand for our products and services may also exert a downward pressure on our prices and erode our profit margins. Consequently, our business, financial condition and results of operations could be adversely affected.

We are exposed to credit risks of our customers and defaults in payment by our customers may adversely affect our business, financial condition and results of operations.

We are exposed to credit risks of our customers. Our trade receivables balances as at April 30, 2009, 2010 and 2011 were approximately HK$173.9 million, HK$242.1 million and HK$270.8 million, respectively. These accounted for approximately 47.8%, 50.5% and 43.9% of our current asset balances as at April 30, 2009, 2010 and 2011, respectively. Our trade receivables turnover days for the three years ended April 30, 2009, 2010 and 2011 were 69 days, 91 days and 75 days, respectively. We calculate our trade receivables turnover day by dividing our trade receivables balances at the end of the period by the turnover during the period, multiplied by actual days in the period (365 days for each year). We made no provisions for doubtful trade receivables as at April 30, 2009, 2010 and 2011 and bad debts written off in the years ended April 30, 2009, 2010 and 2011 amounted to approximately HK$0.3 million, HK$0 million and HK$0 million, respectively. Our customers’ payments may not be made timely and they may not be able to fulfill their payment obligations. Defaults in payment by our customers may adversely affect our business, financial condition and results of operations.

We may be exposed to product liability claims.

The products we manufacture for our customers must meet their stringent quality standards. Although we have put in place strict quality control procedures, our products may not always satisfy our customers’ quality standards. In addition, as a manufacturing service provider, we do not control the design and structure of the plastic parts and components we manufacture for our customers. Nor do we control the design or structure of the final products containing our parts and components that our customers market to end-users. In our manufacturing, we strictly follow the chemical formulae provided by our customers and source our principal raw materials from vendors as designated and required by our customers. If there are any quality defects in the products that contain our parts and components, we may face claims from our customers or end-users for the damages suffered by them arising from such defects. It may be difficult or impossible to determine who is responsible for such defects or the extent of responsibility each party should bear for such defects. In addition, we do not maintain any product liability insurance except for a $5 million policy on a particular customer’s products. In the event that we become subject to valid product liability claims, we will be liable for them and, as a result, our business, financial condition and results of operations may be adversely affected.

Electricity disruptions may adversely impact our production.

Our manufacturing processes consume substantial amounts of electricity. We depend on the PRC power grid to supply our electricity needs. With the rapid development of the PRC economy, however, demand for electricity has continued to increase. There have been electricity shortages in various regions across China, especially during peak seasons. As a result, we have in the past experienced interruptions of, or limitations on, our electricity supply. To prevent similar occurrences, we have installed backup power generators to provide electricity to our production lines in case of electricity supply interruptions. However, there still may be interruptions or shortages in our electricity supply and we may need more electricity in the future to support our requirements at such time. Interruptions or shortages in power supply or increases in electricity costs may disrupt our normal operations and adversely affect our profitability.

We are exposed to risk of loss from fire, theft and natural disasters.

We face the risk of loss or damage to our properties, machinery and inventories due to fire, theft and natural disasters such as earthquakes and floods. Although we have not experienced any such disasters, such events have caused disruptions or cessations in the operations in some of the foreign-owned manufacturing facilities in China in the past and have adversely affected their business, financial condition and results of operations. While our insurance policies cover some losses in respect of damage or loss of our properties, machinery and inventories, our insurance may not be sufficient to cover all such potential losses. In the event that such loss exceeds our insurance coverage or is not covered by our insurance policies, we will be liable for the excess in losses. In addition, even if such losses are fully covered by our insurance policies, such fire, theft or natural disaster may cause disruptions or cessations in its operations and adversely affect our financial condition and results of operations.

Changes in global manufacturing outsourcing trends may adversely affect our business and prospects.

The electronic manufacturing services, or “EMS,” industry has undergone rapid change and growth over the last two decades as the capabilities of EMS providers continued to expand. More consumer electronics manufacturers have adopted, and have become more dependent on, manufacturing outsourcing strategies to remain competitive. We believe that the EMS industry has the potential for further growth as many consumer electronics manufacturers continue to favor outsourcing and the market for outsourcing, as a whole, continues to flourish. In recent years, manufacturing outsourcing has been quickly adopted by, and adapted for, other industries involving electrical home appliances, computers and automobiles. However, these trends of adopting manufacturing outsourcing strategies by consumer electronics and other manufacturers may not continue to grow. If the outsourcing trends change, our business, financial condition and results of operations could be adversely affected.

We may be subject to potential tax penalty and surcharge for the enterprise income tax payable in PRC following our assessment for uncertainty in income taxes.

During the year, we had engaged an independent tax advisor to assess for uncertainty in income taxes for all open years except for any statute limitation.  We may have uncertainty over non-taxable income benefit in the business of our BVI subsidiary Broadway Industrial Holdings Limited under its processing arrangement in the PRC.  Based on the operation of Broadway Industrial Holdings Limited, the PRC bureau may take the position that it has permanent establishment in the PRC.  In this regard, Broadway Industrial Holdings Limited is subject to enterprise income tax at a rate of 25% on the net profits attributable to the permanent establishment in PRC and additional tax payable had been provided.  We are now in the process to file with the PRC tax bureau to settle the prior years tax position for Broadway Industrial Holdings Limited.  Included in the additional tax payable under enterprise income tax in China, we also provided interest accrued.  We may be subject to tax penalty and surcharge in the PRC while we considered the risk of being penalized would be minimal.  If the PRC tax bureau deemed that we failed to pay tax within the prescribed time limit, it may impose tax penalty from 0.5 to 3 times of the tax undercharged while the final amount is at its discretion, and surcharge at 0.05% of the overdue payment calculated daily with effect from the date on which the obligation to pay tax first arose.

Risks Relating to Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, financial condition and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as austerity measures or measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs which in turn could lead to increases in our costs of doing business.

The consumer price index (CPI), a major gauge of China’s inflation, rose 4.9 % in January 2011 from a year earlier as food prices increased 10.3% due to rising demand and a drought in key grain-growing regions. To combat rising inflation, the central government of China has been encouraging wage hikes in the hope of boosting consumer spending and reducing the economy’s reliance on exports. As a result, we may experience material increases in our cost of labor which will likely increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. The effect of increases in the prices of our products and services would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we do not increase our prices to pass on the effect of increases in our labor costs, our margins and profitability would suffer.

The uncertain legal environment in China could limit the legal protections available to shareholders.

Plastec’s operating subsidiaries are wholly foreign-owned enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business, financial condition and results of operations. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors and shareholders.

Plastec’s primary source of funds (in the form of dividends and other distributions from its operating subsidiaries in China) is subject to various legal and contractual restrictions and uncertainties.

Plastec is a holding company established in the British Virgin Islands and it conducts its core business operations through its operating subsidiaries in China. As a result, our ultimate profits available for distribution to shareholders are dependent on the profits available for distribution from Plastec’s PRC operating subsidiaries. If these subsidiaries in China incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends. Under the current PRC laws, because Plastec is incorporated in the British Virgin Islands, its PRC subsidiaries are regarded as wholly foreign-owned enterprises in China. Under the new Enterprise Income Tax Law of the PRC effective from January 1, 2008, dividends paid by foreign-invested enterprises, such as wholly foreign-owned enterprises, are currently subject to a 10% PRC corporate withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenue and expenses. In addition, distribution of additional equity interests by Plastec’s PRC subsidiaries to Plastec which are credited as fully paid through capitalizing their undistributed profits requires additional approval of the PRC government due to an increase in the registered capital and total investment in its subsidiaries in China. Under the PRC laws, Plastec’s PRC subsidiaries must allocate at least 10% of their respective after-tax profit to their statutory general reserve funds until the balance of the fund reaches 50% of their registered capital. They also have discretion in allocating their after-tax profits to their statutory employee welfare reserve funds. These reserve funds are not distributable as cash dividends. As a result, Plastec’s primary internal source of funds for dividend payments from its PRC subsidiaries is subject to these and other legal and contractual restrictions and uncertainties.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our ability to fund our expansion or operations.

As an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC operating subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC operating subsidiaries or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these actions are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC operating subsidiaries, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts; and

•
loans by us to our PRC operating subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limit, which is the difference between the registered capital and the amount of total investment as approved by the Ministry of Commerce or its local counterparts and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or “SAFE Circular 142”, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert any of our funds into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Expiration of, or changes to, current PRC tax incentives that Plastec’s business enjoys could have a material adverse effect on its results of operations.

Our PRC subsidiaries are subject to various PRC taxes and enjoy various PRC tax incentives. The rate of income tax chargeable on companies in China may vary depending on the availability of preferential tax treatment or subsidies based on their industry or location. If Plastec’s current tax benefits expire or otherwise become unavailable to it for any reason, our profitability may be materially and adversely affected.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”), issued by the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, except for the purchase and sale of equity through a public securities market where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.  There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there has not been any formal declaration by the relevant authority with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our offshore restructuring transactions and any future overseas equity transfers which indirectly involve the transfer of equity interests in PRC resident enterprises, if any of such transactions were determined by the tax authorities to be devoid of reasonable commercial purpose, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 698 as a result and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Compliance with environmental regulations can be expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment in China. Compliance with environmental regulations is expensive. In addition, if more stringent regulations are adopted by the PRC government in the future, the costs of compliance with PRC environmental protection regulations could increase. If we fail to comply with present or future environmental regulations, we may be subject to substantial fines or damages or suspension of our business operations, and our reputation may be harmed.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008, to impose more stringent requirements on employers for entering into labor contracts and dismissal of employees. Further, under the newly promulgated Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year with an employer are entitled to a paid vacation ranging from five to fifteen days, depending on their length of service. Employees who waive such vacation entitlement at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day. As a result of these new protective labor measures, our labor costs may increase and our future operations may be adversely affected.

In addition, as required by the relevant PRC laws and regulations, our PRC subsidiaries must provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance, medical insurance and a housing accumulation fund. Our PRC subsidiaries are in material compliance with all applicable labor laws and regulations in the PRC and have provided their employees in the PRC with welfare schemes covering above-mentioned insurances. However, the housing accumulation fund scheme has not been fully implemented in a timely manner in certain parts of the PRC, including the places where our PRC subsidiaries are located. As of the date of this Form 20-F, our PRC subsidiaries have not made contributions to the housing accumulation funds for their employees but have made provisions for such funds. Our PRC subsidiaries will contribute to the housing accumulation funds for the employee once the implementation is carried out. Should any of our PRC subsidiaries be considered by relevant local authorities as not in compliance with the requirements in respect of those insurances and the housing accumulation fund scheme, our PRC subsidiaries may be ordered by the relevant authorities to make the unpaid contributions or be fined and thus, our future operations may be adversely affected.

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

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

There is also uncertainty as to whether the courts of the Cayman Islands would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

We may qualify as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we would be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 11.E of this Form 20-F) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.  Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries and our current plans of operation, we do not expect to be treated as a PFIC for the current taxable year or in the near future. However, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year.  Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year.  We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.  For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see Item 4.E of this Form 20-F.

We may not declare and/or distribute any dividends.

We intend to declare regular annual cash dividends equal to 30% of Plastec’s yearly net income commencing with the fiscal year ending April 30, 2012.  However, the actual payment of such future dividends will be entirely within the sole discretion of our board of directors at such times. Accordingly, we may never declare or pay any dividend in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon Plastec’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise warrants and causing the warrants to expire worthless.

Public warrants may not be exercisable and we will not be obligated to issue any ordinary shares thereunder unless, at the time a holder seeks to exercise a warrant, we have a registration statement under the Securities Act of 1933, as amended (“Securities Act”), in effect covering the shares issuable upon the exercise of such warrants and a current prospectus relating to such shares. Under the terms of the warrant agreement governing the warrants, we are obligated to use our best efforts to have a registration statement in effect covering shares issuable upon exercise of the warrants as soon as practicable and following such effectiveness to maintain a current and effective prospectus relating to the shares issuable upon exercise of the warrants until the expiration of the warrants. We may not be able to do so. We will not be required to net cash settle the warrants if we do not maintain a current prospectus. In such event, the warrants held by public shareholders may have no value, the market for such warrants may be limited and such warrants may expire worthless.

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

We intend to apply to have our ordinary shares and warrants listed on a national securities exchange. However, there is no assurance that we will be successful in our efforts to have our securities listed.  If a national securities exchange does not list our securities or if it grants such listing and thereafter delists our securities, we could face significant material adverse consequences, including:

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

The holders of the ordinary shares issued by us prior to our IPO, which we sometimes refer to as the “initial shares” and the holders thereof as our “initial shareholders,” and the holders of the insider warrants purchased in connection with our IPO are entitled to demand that we register the resale of their initial shares and insider warrants (and the ordinary shares underlying the insider warrants) at any time. We also granted the former Plastec shareholders registration rights with respect to the securities they were issued in the Merger.  We will bear the cost of registering these securities. The presence of these additional securities trading in the public market may have an adverse effect on the market price of our securities.

Our warrants and unit purchase options may be exercised, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our warrants are currently exercisable. There are warrants outstanding to purchase 7,200,000 ordinary shares. In addition, in connection with our IPO, we granted Cohen & Company Securities, LLC (and its designees) options to purchase, at $15.00 per unit, an aggregate of 360,000 units, each consisting of one ordinary share and one warrant (exercisable at $11.50 per share), which units and underlying warrants, if fully exercised would result in an additional 720,000 ordinary shares being outstanding. To the extent such securities are exercised, additional ordinary shares of ours will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may be adversely affected.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.  We are a relatively young company with limited accounting personnel and other resources with which to address our internal controls and procedures.  In addition, we must implement financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand-alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules.  For example, we will need to further develop accounting and financial capabilities, including the establishment of an internal audit function and development of documentation related to internal control policies and procedures.  Failure to quickly establish the necessary controls and procedures would make it difficult to comply with SEC rules and regulations with respect to internal control and financial reporting.  We will need to take further actions to continue to improve our internal controls.  If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC.  The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer.  In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for U.S. GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under U.S. GAAP.

If we become an “accelerated filer” or a “large accelerated filer” as those terms are defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our auditors will be required to attest to our evaluation of internal controls over financial reporting.  Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404 of the Sarbanes-Oxley Act of 2002.  As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting.  This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

One of our directors and officers controls a significant amount of our ordinary shares and his interests may not align with the interests of our other shareholders.

Kin Sun Sze-To, our Chairman of the Board of Directors, currently has beneficial ownership of approximately 54.8% of our issued and outstanding ordinary shares.  This significant concentration of share ownership may adversely affect the trading price of our ordinary shares because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders.  Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions.  This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ordinary shares.  These actions may be taken even if they are opposed by our other shareholders.

The market price for our shares may be volatile.

The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for plastic products;

•	changes in the economic performance or market valuations of companies specializing in the plastics business in China;

•	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management and key personnel; and

•	fluctuations of exchange rates between the RMB, the Hong Kong dollar and the U.S. dollar.

Volatility in the price of our shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices have been and continue to be extremely volatile. Volatility in the price of our shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

If we do not pay dividends on our shares, shareholders may be forced to benefit from an investment in our shares only if those shares appreciate in value.

We intend to declare regular annual cash dividends equal to 30% of Plastec’s yearly net income commencing with the fiscal year ending April 30, 2012. However, the actual payment of such future dividends will be entirely within the sole discretion of our board of directors at such times. Accordingly, we may never declare or pay any dividend in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.  If we determine not to pay any dividends, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain one or more additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

ITEM 4.	INFORMATION ON THE COMPANY.

A.  History and Development of the Company

Office Location

Our principal executive offices are located at Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong and our telephone number at that location is 852-21917155.  Our registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and our registered agent is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Our agent for service of process in the United States is Graubard Miller, our U.S. counsel, located at 405 Lexington Avenue, New York, New York 10174.  We maintain a website at http://www.plastec.com.hk that contains information about our company, but that information is not part of this Form 20-F.

History and Development of Our Company

We are a Cayman Islands company organized under the Companies Law on March 27, 2008 as an exempted company with limited liability. We were originally organized under the name “GSME Acquisition Partners I” for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

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

From the consummation of our IPO until August 6, 2010, we were searching for a suitable target business to acquire.  On August 6, 2010, we entered into the Merger Agreement with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our merger subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  The Merger Agreement was subsequently amended in September 2010 and December 2010 but continued to provide for our merger subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the Merger and other related proposals.  On December 16, 2010, we closed the Merger.  At the closing, we issued to the former shareholders of Plastec an aggregate of 7,054,583 ordinary shares and agreed to issue them an aggregate of 9,723,988 earnout shares additionally upon the achievement by Plastec of certain net income targets.  Also at the closing, 2,615,732 of the public shares sold in our IPO were converted into cash and cancelled based on the election of the holders to exercise their conversion rights (for a description of these rights, see the IPO Prospectus and our Merger Proxy Statement).  In connection with the Merger, our business became the business of Plastec and we changed our name to Plastec Technologies, Ltd.  We also changed our fiscal year end from October 31 to April 30, in order to coincide with Plastec’s fiscal year end.  On April 30, 2011, we further amended the Merger Agreement to remove certain earnout provisions contained within it and to issue an aggregate of 7,486,845 ordinary shares to the former Plastec shareholders.

History and Development of Plastec

Plastec’s business operations began in 1993 when its founder, Kin Sun Sze-To, together with a co-investor, an independent third party, established Sun Line Industrial Limited, or “Sun Line (HK)”. In that same year, Sun Line (HK) entered into the Shenzhen Sun Line Processing Agreement to start its productions at the Shenzhen Sun Line Processing Factory. In November 2002, Sun Line (HK) expanded its operations by entering into the Dongguan Sun Line Processing Agreement to start its productions at the Dongguan Sun Line Processing Factory. In April 2004, Plastec was established by the owners of Sun Line (HK) under its former name, Sunbest Enterprises Limited to ultimately become the holding company of Sun Line (HK). To this end, in August 2004, all of the outstanding shares of Sun Line (HK) were transferred to Plastec in exchange for shares of Plastec through a restructuring and reorganization and Sun Line (HK) became a wholly owned subsidiary of Plastec.

In February 2004, Sun Line (HK) established Heyuan Sun Line Industrial Ltd., or “Heyuan Sun Line Industrial”, as a wholly foreign-owned enterprise in China and its wholly owned subsidiary, for the purpose of constructing Heyuan Sun Line Manufacturing Plant, one of Plastec’s wholly owned manufacturing plants in China, to cater to a major customer of Plastec that established a manufacturing plant in Heyuan. The construction of the first phase of Plastec’s Heyuan Sun Line Manufacturing Plant was subsequently completed in December 2005.

In July 2004, Plastec established Fast Achieve Enterprises Limited (incorporated in the British Virgin Islands) as its wholly owned subsidiary.  Such company has been re-named Sun Line Precision Ltd. since October 19, 2011 and is currently dormant with no operations.

In August 2004, Plastec incorporated Sun Line (Macao Commercial Offshore) Company Limited, or “Sun Line (Macau)”, under the laws of Macau as a sales center.

In September 2004, Plastec established New Skill Holdings Limited (incorporated in Samoa), or “New Skill”, as its wholly owned subsidiary. Also, in September 2004, Sun Ngai Spraying and Silk Print Co., Ltd., which was incorporated in the British Virgin Islands as the entity that operated the manufacturing services at the Shenzhen Sun Ngai Processing Factory, became Plastec’s wholly owned subsidiary through a share acquisition for the purpose of expanding Plastec’s secondary-process finishing business. Plastec subsequently determined not to renew the processing agreement relating to this factory upon its expiration in August 2009.

In December 2004, Plastec established Dongguan Sun Chuen Plastic Products Co., Ltd., or “Dongguan Sun Chuen”, as a wholly foreign-owned enterprise in China and wholly owned subsidiary of New Skill, to manage Plastec’s domestic sales in China.

In January 2005, Plastec established Sun Terrace Industries Limited (incorporated in the British Virgin Islands), or “Sun Terrace,” as its wholly owned subsidiary.

In September 2005, Plastec established Broadway Industrial Holdings Limited (incorporated in the BVI), or “Broadway Industrial (BVI),” as its wholly owned subsidiary and an overseas holding company to expand its manufacturing operations at Shenzhen Broadway Processing Factory, and established Broadway Manufacturing Company Limited (incorporated in the BVI) as its wholly owned subsidiary and an overseas holding company to hold certain fixed assets in China.

On September 23, 2005, Plastec changed its name from Sunbest Enterprises Limited to its current name of Plastec International Holdings Limited.

In May 2006, Plastec established Sun Ngai Spraying and Silk Print (HK) Co., Limited and Broadway Industrial Holdings Limited, or “Broadway Industrial (HK),” each being its Hong Kong incorporated indirect wholly owned subsidiary.

In August 2008, Plastec established Broadway Precision Industrial (Kunshan) Ltd., or “Kunshan Broadway” as a wholly foreign-owned enterprise in China and wholly owned subsidiary of Broadway Industrial (HK), in order to expand Plastec’s operations to the Yangtze River delta under Kunshan Broadway Manufacturing Plant. To expedite the approval process for the establishment of Kunshan Broadway as a wholly foreign-owned enterprise, there was a momentary transfer of Broadway Industrial (BVI)’s registered shareholding interest in Broadway Industrial (HK) to Plastec’s founder, Kin Sun Sze-To, in September 2008 at par and a re-transfer back of the same registered shareholding interest from Kin Sun Sze-To to Broadway Industrial (BVI), again at par, in October 2008 upon completion of the approval process.

With a view to expanding Plastec’s domestic sales in China, in October 2008 Sun Line Precision Industrial (Zhuhai), or “Zhuhai Sun Line”, was established as a wholly foreign-owned enterprise in China and wholly owned subsidiary of Allied Sun Corporation Limited, or “Allied Sun,” a company incorporated in Hong Kong in August 2008 and was established by Plastec in September 2008 in the name of Kin Sun Sze-To. In November 2008 and upon completion of the approval process for the establishment of Zhuhai Sun Line as a wholly foreign-owned enterprise, Kin Sun Sze-To transferred his registered shareholding interest in Allied Sun, at par, to Sun Terrace thereby formally establishing Allied Sun as Plastec’s indirect wholly owned subsidiary.

In December 2009, Plastec determined not to renew the Processing Agreement of Shenzhen Sun Line Processing Factory, whereas its expiration date was July 2010.

In March 2011, Plastec established a BVI incorporated company, Broadway Precision Technology Ltd. (formerly known as Pan Sino International Limited), or “Broadway Precision (BVI)”, as its wholly owned subsidiary with a view to developing a wholly foreign-owned enterprise in China under the wing of Broadway Precision (BVI) in the long run and succeeding Broadway Industrial (BVI)’s rights and obligations under the Shenzhen Broadway Processing Agreement and with respect to Shenzhen Broadway Processing Factory in the meantime.

In April 2011, Plastec incorporated a HK company by the same name of Broadway Precision Technology Limited, or “Broadway Precision (HK)”, as its wholly owned subsidiary.  Such company is currently dormant with no operations.

In October 2011, Mr. Kin Sun Sze-To transferred his registered shareholding interest in Source Wealth Limited, a Hong Kong incorporated company first disclosed under the section titled “Certain Relationships and Related Transactions – Plastec Related Person Transactions” in the definitive proxy statement to shareholders dated October 28, 2010, at par to Plastec, thereby making Source Wealth Limited a subsidiary of Plastec.

Also in October 2011, Broadway Precision (BVI) obtained approvals from the relevant PRC authorities to become the successor of all rights and obligations under the Shenzhen Broadway Processing Agreement and with respect to Shenzhen Broadway Processing Factory in lieu of Broadway Industrial (BVI).  Unless the context otherwise permits, all references below to Broadway Industrial (BVI) with respect to Shenzhen Broadway Processing Agreement and Shenzhen Broadway Processing Factory shall include references to Broadway Precision (BVI) as successor thereto and thereunder.

B. Business Overview

General

We are a vertically integrated plastic manufacturing services provider.  We provide comprehensive precision plastic manufacturing services from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly through our wholly owned subsidiary, Plastec. We manufacture a wide range of plastic parts and components for:

•	consumer electronics, such as LCD and LED television sets, DVD players, DVD-VHS combos, Blu-ray disc players, speakers, MP3, remote controls and other consumer audio-visual products;

•	electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners and other home-use electrical products;

•	telecommunication devices, such as modems, set-top boxes, cordless phone handsets, GPS devices and other telecommunication-related parts and components;

•	computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and

•	other industries, such as precision plastic-based toys and automobile audio systems.

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

The Asia-Pacific region has been our principal market, accounting for approximately 91.4%, 83.1% and 64.4% of our revenue for the three years ended April 30, 2009, 2010 and 2011, respectively. Other markets, especially Europe and the United States, accounted for approximately 8.6%, 16.9% and 35.6% of our revenue for the three years ended April 30, 2009, 2010 and 2011, respectively.

Plastec has six production facilities located in Dongguan, Shenzhen, Zhuhai, and Heyuan cities of Guangdong Province and Kunshan of Jiangsu Province, China. We have carefully selected the locations of these production facilities in order to facilitate timely delivery of our products to customers to accommodate their “just-in-time” inventory control systems and production schedules.  Plastec operates the following four manufacturing facilities through its four wholly owned PRC subsidiaries:

•	Heyuan Sun Line Manufacturing Plant in Heyuan City, Guangdong Province;

•	Dongguan Sun Chuen Manufacturing Plant in Dongguan City, Guangdong Province;

•	Zhuhai Sun Line Manufacturing Plant in Zhuhai City, Guangdong Province; and

•	Kunshan Broadway Manufacturing Plant in Kunshan City, Jiangsu Province.

Plastec, through Sun Line (HK) and Broadway Industrial (BVI), together with the PRC counterparties, manage the remaining two manufacturing facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to certain Processing Agreements that were entered into with the PRC counterparties and the practical arrangements between Plastec and the PRC counterparties.  The principal terms of Plastec’s Processing Agreements are disclosed under Item 4.C of this Form 20-F.

Our business has grown significantly over the past few years. Driven by increasing orders from our customers, revenues increased from HK$913.4 million for the year ended April 30, 2009 to HK$1,323.5 million for the year ended April 30, 2011, representing a compound annual growth rate, or “CAGR,” of 20.4%.

Our Competitive Strengths

We believe that our principal competitive strengths include the following:

Our ability to provide one-stop integrated manufacturing services

We provide one-stop integrated services for the manufacture of precision plastic components used in various electronic devices, including mold design, precision mold fabrication, plastic injection manufacturing, secondary-process finishing and parts assembly. As an integrated plastic manufacturing services provider, we are able to plan and undertake the entire plastic component manufacturing process for new products launched by our customers. With our dedication and expertise in mold design and fabrication, plastic injection manufacturing and secondary-process finishing, we are also able to assist our customers in moving their products from their conceptual design to mass production quickly and economically. Our integrated manufacturing ability allows our customers to focus on other aspects of the production and marketing of their products.

Our expertise and capabilities in high-precision mold design and fabrication

We possess considerable plastic manufacturing expertise and know-how and are able to provide quick and quality services to our customers, especially in high-precision mold design and fabrication. One of the strengths of our mold fabrication division is our ability to assist our customers in accurately prototyping their product concepts and in designing and manufacturing precision toolings and molds. We own advanced design software and equipment necessary for such high-precision mold fabrication, including a fused deposition modeling, or FDM, system, which enhances the efficiency of its mold design and fabrication. We also use some of the most advanced mold fabrication machines and plastic injection machines available in the industry. We believe our expertise and know-how in high-precision mold design and fabrication shortens the lead time we need before we mass-produce such products and represent a significant advantage over our competitors.

Our just-in-time delivery service

Our just-in-time delivery service is designed to meet our customers’ stringent inventory management systems and their demanding delivery schedules. We have strategically established our manufacturing facilities in Dongguan, Shenzhen, Zhuhai and Heyuan of Guangdong Province and Kunshan of Jiangsu Province in order to stay close to our customers’ assembly plants, most of which are located in Guangdong Province of China. Our locations not only enable us to accommodate our customers’ just-in-time inventory management systems but also reduces our transportation costs and enhances our direct communications with customers.

Our stringent quality control

Our customers include major companies in their respective industries who are generally known for their high quality products sold throughout the world, and a majority of our products are used in well-known brands. We have imposed stringent quality control measures on each phase of our manufacturing process, including our raw materials, semi-finished products and finished products. Our quality control procedures are designed to enable us to promptly identify flaws or defects during the production process. The successful implementation of our quality control system is demonstrated by the low rate of goods returned, which was approximately 0.57%, 0.55% and 0.74% during the years ended April 30, 2009, 2010 and 2011, respectively, based on our total revenues of HK$913.4 million, HK$966.8 million and HK$1,323.5 million for each of the three years, respectively. Both of the Processing Factories have been accredited ISO9001 and ISO14001 certifications which have been developed by the International Organization for Standardization.  Our stringent quality control is highly regarded by our customers as one of the most important attributes that enables us to retain our existing customers and to expand our customer base. Our dedication to the quality of our products and services has also won us numerous certifications of satisfaction from our customers in respect of such products and services.

Our well established long-term customer relationships

We have successfully established and maintained good long-term business relationships with many of our customers. Most of our major customers have been doing business with us for more than five years and some of them for over 10 years. We believe our capability to design and fabricate high-precision mold and tooling, to manufacture high quality plastic components and our strategically located production facilities to accommodate the just-in-time inventory control systems of our customers and their demanding production schedules provide us with a significant competitive advantage over our competitors. We believe that we have earned the trust and confidence of our customers mainly due to our reliability in providing quality products and services at competitive prices on a timely basis.

Our experienced and dedicated management

Kin Sun Sze-To, Plastec’s Chairman and founder and our Chairman of the Board and Chief Executive Officer, and Chin Hien Tan, Plastec’s Executive Director and our Chief Operating Officer, have over 20 years of experience each in the plastic injection and molding industry. Mr. Sze-To leads a professional management team that possesses extensive industry experiences and knowledge in the latest plastic technology. Guided by our senior management, Plastec (via its precursor) entered the PRC market in 1993. As more and more global brands started to outsource component manufacturing from their China assembly plants over the years, we have strategically established ourselves in the PRC market, with a diversified and growing customer base. We believe that our extensive experience accumulated over the past 20 years and our familiarity with the PRC market, coupled with our scale of operations and cutting edge technology and equipment, are key competitive advantages that we have over many of our competitors.

Our Business Strategy

Our principal business strategies and future plans include the following:

Expanding our product mix and customer base

As plastic is becoming an increasingly popular material in many industries, we intend to capitalize on this trend by manufacturing plastic casings, components and utensils for products beyond the consumer electronics, electrical home appliances, telecommunication and computer equipment to include, for example, plastic parts used in automobiles and industrial applications. We have already started manufacturing GPS, car audio and photo printer parts for its customers. As most of our customers are multinational companies engaged in the production of a variety of products, we believe that our efforts to keep our technology and manufacturing capabilities in line with industry trends and the confidence and trust we have gained from our multinational customers will facilitate the realization of our strategy of seeking new business opportunities and expanding our product mix.

Continue to improve our production facilities and expand our production capacity

We are devoted to continuously improving and expanding our existing production facilities in Guangdong Province while we seek opportunities to further expand our production capacity in other parts of China or overseas. We are planning to acquire additional advanced injection molding and mold fabrication machines and to install clean rooms for our processing services in our existing facilities in order to increase our capability of manufacturing plastic parts and components that demand higher and more stringent specifications. We believe these improvements will enhance our competitiveness in the higher-end plastic production market and will also improve our overall profit margin in the long-run.

In order to provide prompt delivery services to accommodate our customers’ stringent just-in-time inventory control, we intend to establish additional manufacturing facilities near the assembly plants of our major customers in other parts of China. Currently, 5 of the 6 production facilities run by Plastec are located in Guangdong Province to service the needs of our customers in southern China. Since our production is entirely customer order based, and in order to meet demands of our customers in other regions of China or other parts of the world, as a long-term plan, we are planning to establish additional facilities in other parts of China or overseas. Well-selected strategic locations of production facilities will allow us to shorten our delivery time, facilitate communications with customers and help customers reduce their inventory carrying costs.

Continue to focus on leading global brands in our customer development efforts

We will continue to devote significant marketing efforts to maintaining our existing customers and developing new customers from leading global brands in order to broaden our customer base. As our manufacturing facilities are geared for high-end plastic products, we will continue to focus on top global brands that demand higher product quality and more stringent product specifications. Global brands also tend to have a shorter product cycle and generally launch new products and product models to the market at shorter intervals. We believe that we are uniquely positioned to cater to the needs of these customers with our technology, know-how and some of the most advanced production facilities available in the industry. In such pursuit, we not only enjoy generally better profit margins associated with newly launched products and models, but also benefit from the generally better credit standings of such global customers in our efforts to reduce credit risk. We believe that it is crucial for us to stay abreast with the global trend of manufacturing outsourcing and to be able to service needs of international manufacturers that decide to outsource their precision plastic products.

Continue to improve precision molding to cater to higher quality specifications

Capitalizing on our expertise in precision mold design and fabrication, we will continue to improve and enhance our high and stringent specification molding production. We plan to purchase additional state-of-the-art computerized design systems and molding equipment so as to further distinguish ourselves as a precision molding specialist in the industry. We expect that our high-end production approach will avoid or minimize competition from other PRC competitors and will increase our market share in high-precision component manufacturing.

Products and Services

We produce a vast array of plastic casings, components and utensils for use in consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. These high-precision molded plastic products are designed and made for different applications. We also provide mold design and fabrication services, secondary-process finishing and parts assembly services to offer our customers with one-stop-shop services. Our sales to different categories of customers during the three years ended April 30, 2009, 2010 and 2011 were approximately as follows:

	Year ending April 30,
Consumer category	2009	2010	2011
Consumer electronics	53.7	51.0	49.7
Electrical home appliances	7.9	2.3	0.7
Telecom devices	10.7	14.9	11.8
Computer peripherals	6.3	5.5	1.6
Others	21.4	26.3	36.2
Total	100.0	100.0	100.0

We categorize our sales as described in the table above on the basis of the primary industry to which the immediate customers belong, regardless of the actual goods we ship to such customers. For example, if a consumer electronics customer orders goods for computer peripherals, we generally group such shipments under consumer electronics for the purpose of our sales analysis. While we have maintained sales to our consumer electronics and electrical home appliances customers, we have over the years made increasing amounts of sales to other customers, such as manufacturers of telecommunication devices, computer peripherals and other manufacturers. The foregoing sales analysis information is prepared by management and is not based on U.S. GAAP requirements or any other accounting standards.

	Year ending April 30,
Revenues by geographic market	2009	2010	2011
Asia-Pacific Region	91.4%	83.1%	64.4%
Europe and United States	8.6%	16.9%	35.6%
Total	100.0%	100.0%	100.0%

Similarly, we categorize our sales by geographic market as described in the table above on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we ship to such customers.

Production Process

Our production process currently takes approximately six to eight weeks on average from the design stage to the delivery of products to the customers. Over the years, we have implemented various measures to improve our efficiencies and to shorten lead-time. Accordingly, this time period has been reduced from the approximately 12 to 16 weeks it previously took in 2005. The foregoing timeframes exclude time used or needed by the customer during the interactive design process. Complexity of the product specifications tends to prolong the time needed by us and the customer to finalize the product model. The stages of this production process where we play a crucial role include mainly:

•	mold design and fabrication;

•	plastic injection manufacturing;

•	secondary-process finishing; and

•	parts assembly.

Mold design and fabrication

Mold design and fabrication, or “tooling,” is a crucial step in the manufacturing process of molded precision plastic products. With our sophisticated equipment and substantial experience and know-how relating to mold development, we are capable of fabricating high precision molds for use in plastic injection machines of up to 850 tons in clamping force with parts dimension tolerance of up to 0.01 millimeters, which measures the changes in dimensions of molded plastic products before and after they are cooled. Molds with high precision are necessary for the production of high quality molded plastic products. Our design engineers closely collaborate with our customers throughout the mold design process in order to develop a mold that optimizes cost-efficiency, capacity and quality. We believe that our mold design and fabrication capability represents a substantial competitive strength over our competitors and constitutes an indispensable part of our core competencies in this precision plastic products business.

Most of our customers require us to undertake the entire plastic manufacturing services, including mold design and fabrication, for their products. Occasionally, some customers provide us with their molds for carrying out the plastic injection process.

Mold design and fabrication is an interactive process between us and our customers. We have over 120 skilled design engineers and technicians in Shenzhen and Dongguan, assisted by computer-aided design, or CAD, and computer-aided manufacturing, or CAM, software systems to design the molds. Based on initial product designs and specifications provided by our customers, our design engineers use FDM to prototype the finished products in accordance with the designs of the customers and prepare detailed specifications for the molds. Through a consultation process known as “co-design” for the molds, our design engineers would recommend improvements to the original product design and specifications, such as to increase durability of the molds and to enhance reliability of the products.

When we finalize the mold designs, we use CAD to draw up the detailed specifications. We then use CAM to detail our manufacturing procedures in accordance with the detailed CAD specifications and start to manufacture with the assistance of our advanced machinery such as our computer-numerical controlled, or CNC, machining systems. Our CNC machining systems commence milling the mold prototypes from graphite or copper electrodes. Once the customers have verified the finished-product prototypes, we commence fabrication of the molds via a combination of precision milling, grinding, wire-cutting and electro-discharge machining, or EDM.

We then polish, assemble and use the molds to manufacture an initial batch of the plastic products for the first-article inspection by our customers. We also offer chemical treatment process for the molds, at the request of our customers, to produce special textured casings or high-gloss mirror finishing for products, such as LCD and LED television sets or audio-visual products.

We begin mass production of plastic products upon final approval of the mold by the customers.

Our tooling division is able to produce approximately 100 to 120 molds on a monthly basis with competitive lead time ranging from 20 to 60 days. The length of the lead time primarily depends on the complexity and size requirements of the mold. We produce molds that generally weigh up to 7.5 tons.

Mold design and fabrication requires specialized machines and is capital intensive. As of the date of this Form 20-F, we owned approximately 90 advanced mold-making machines, including CNCs, FDM system, EDMs and wire-cutting machines.

Our customers generally bear the costs of designing and producing customer-specific molds. We generally maintain and store the molds we have fabricated for our customers at our facilities for use in further productions. Sometimes we also own the molds, in which case we will bear the costs in designing and producing them. Through such additional services to our customers, we seek to create customer dependence on us to manufacture additional plastic parts and components when need arises.

Plastic injection manufacturing

To manufacture a molded plastic product, the mold is first mounted onto an injection molding machine and is clamped. Resin, in granular form, is then loaded into the machine, to be dehumidified and melted into viscous form. The viscous resin is then injected into the mold at high pressure. Coolant will then pass through the mold to solidify the resin into the shape required. When the plastic has cooled, the mold is unclamped and the product is ejected. We then perform quality checks on the products for flaws and defects before forwarding them for secondary-process finishing or packaging for shipment. The entire injection molding process takes approximately 15 to 60 seconds.

Each of our injection molding machines is capable of servicing a variety of applications and product configurations. Plastic injection molding machines are classified according to the clamping force, the maximum force/pressure an injection molding machine is capable of exerting in order to hold a mold in place during the injection molding process. As of the date of this Form 20-F, we own approximately  [590] plastic injection machines, with clamping forces between 50 to 1,000 tons.

Secondary-process finishing

We provide a wide range of secondary-process finishing services, including smoothing and polishing, laser marking, silk-screening, pad printing, spraying, painting, ultra-violet coating, anti-fog coating, hot stamping and metallic coating in our production plants in Dongguan, Shenzhen, Heyuan, Zhuhai and Kunshan. We carry out most of these secondary-process finishing services in our controlled environment production areas. Although we automate some of our secondary-process finishing services, such as spray painting, a significant portion of its other secondary-process finishing services is labor-intensive due to the different secondary-process finishing requirements from our customers. Our secondary-process finishing enhances the appearance or external functionality of molded plastic products.

Parts assembly

In response to increasing demands for integrated manufacturing solutions from our customers, we also provide parts assembly services for our molded plastic products as a turn-key solution to our customers. We usually assemble the plastic components into semi-finished parts before their delivery. Our customers will further incorporate their electronic or electrical components into our products to produce their finished products. The parts assembly business has become an important part of the integrated manufacturing services desired by our customers. Most of our parts assembly services, however, are labor-intensive due to the different assembly requirements from its customers.

Quality Control

Commensurate with our competitive capabilities in high-precision plastic product manufacturing, we have established an in-house quality control, or QC, department that maintains stringent quality controls over all of our products. We strictly carry out all customer-required QC measures in addition to routine quality control. Our fundamental QC principle is to build quality not only into our products and services but also into our processes at the earliest possible stage. Our QC procedures require quality control checks to be performed at each critical stage of our production process to meet our own quality requirements and to conform to our customer’s specifications. Quality control checks are carried out, recorded and monitored by our QC department.

As integrated plastic manufacturing services are relatively labor intensive by nature, we deploy staff members at various control check points to make sure that our customers’ numerous requirements in product designs, appearances and functionalities are properly observed. Our QC staffs are located at all of our manufacturing plants and Processing Factories in China.

In addition to our human quality controllers, we also use some of the most advanced machines to control and test our product quality. As of the date of this Form 20-F, our QC department also employs the following equipment to monitor our product quality:

•
Coordinate measuring machine.  Our coordinate measuring machine measures the dimensions of the molds and the manufactured plastic components to ensure their conformance with the requisite specifications. The coordinate measuring machine uses an electronic probing system to provide the three-dimensional measurements of the manufactured plastic component. It automates the measuring process and, therefore reduces human errors and manpower in taking measurements of a plastic component. It is particularly useful if the plastic component requires very precise dimensional tolerances.

•
Optical measuring system.  Our optical measuring system utilizes complex optical mechanisms to measure or inspect tooling inserts and plastic components in three-dimensional perspectives. This system is suitable for very complex, small or delicate plastic components that cannot be readily measured or inspected using an electronic probing system.

•
Spectrophotometer.  Our spectrophotometer is an electronic optical device designed for a broad range of color measurement applications. It measures the coloring and brightness level of incoming materials, in-process parts and painted surfaces of finished products to ensure that the precision plastic components we manufacture are of consistent color quality.

•
RoHS analyzing system.  RoHS is often referred to as the lead-free directive. It restricts the use of the following six substances: lead, mercury, cadmium, hexavalent chromium, polybrominated biphenyls, or PBB, and polybrominated diphenyl ether, or PBDE. Our RoHS analyzing system is an electronic device to measure whether there are any hazardous materials in our incoming raw materials, especially resin, and our completed products before delivering them to our customers.

•	Paint thickness tester. We use paint thickness testers to test and control the thickness of paint that we use in the spraying process.

•	UV analyzer. We use UV analyzers to test and check energy intensity in its curing system.

We purchase raw materials, including resins, chemicals, solvent and mold base, used in our productions from suppliers designated by customers. These suppliers are on the approved vendor list of our customers.  The raw materials we purchase are based on specific instructions from our customers relating to the quality of the products and which suppliers to purchase from.

To ensure the quality of our manufacturing processes, we have subjected our manufacturing plants and the Processing Factories to various compliance standards and certifications available in the plastics industry, such as the following:
Award/certification	Award date	Manufacturing facility	Awarding/certifying organization
ISO9001:2000 Certification	October 2003	Dongguan Sun Line Processing Factory	SGS United Kingdom Ltd.

Certificate of Compliance to Standard for Safety (UL-746D-fabricated parts)	August 2003	Dongguan Sun Line Processing Factory	The Underwriters Laboratories Inc.

ISO14001:2004 Certification	October 2005	Dongguan Sun Line Processing Factory	SGS United Kingdom Ltd.

ISO9001:2000 Certification	May 2009	Zhuhai Sun Line Manufacturing Plant	SGS United Kingdom Ltd.

ISO9001:2008 Certification	August 2009	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing)

ICTI Code of Business Practices (2009 Version)	Nov. 2009	Shenzhen Broadway Processing Factory	International Council of Toy Industries

ISO9001:2000 Certification	July 2006	Shenzhen Broadway Processing Factory	SGS United Kingdom Ltd.

ISO14001:2004 Certification	June 2007	Shenzhen Broadway Processing Factory	SGS United Kingdom Ltd.

For plastic components, we are required by our customers to have the procurement and manufacturing processes certified by The Underwriters Laboratories Inc.

Some of our manufacturing processes and quality control systems are subject to semi-annual QC audit by SGS United Kingdom Ltd., a provider of inspection, verification, testing and certification services, or other internationally recognized organizations. Such audit includes verification of personnel training, proper maintenance and calibration of equipment used in the manufacturing process as well as use of correct procedures for all operations.

Production Facilities and Capacity

As of the date of this Form 20-F, we have six production facilities to carry out our manufacturing operations:

•	Dongguan Sun Chuen Manufacturing Plant;

•	Heyuan Sun Line Manufacturing Plant;

•	Zhuhai Sun Line Manufacturing Plant;

•	Kunshan Broadway Manufacturing Plant;

•	Dongguan Sun Line Processing Factory; and

•	Shenzhen Broadway Processing Factory.

All of these facilities are located in Guangdong Province, China, adjacent to Hong Kong, except for Kunshan Broadway Manufacturing Plant which is located in Jiangsu Province, China. We have carefully selected the locations of the production facilities in order to facilitate timely delivery of our products to customers to accommodate their just-in-time inventory control systems and production schedules. Additionally, we recently commenced construction on a nine-story industrial building at our Shenzhen site for our plastic injection and assembly operations. This building will increase floor space by approximately 25,000 square meters upon its expected completion in December 2011. We also recently built a four-story, 9,000 square meter extension to our mold design and fabrication center in Shenzhen which was completed end of September 2011. The expansion is expected to better enable us to service increasing client requirements and attract new customers.

The average annual utilization rates and maximum annual production capacities of our four wholly owned manufacturing plants and the two contractually based Processing Factories with respect to plastic injection machines and tooling machines over the periods shown below were as follows:

	Year ended April 30, 2009	Year ended April 30, 2010	Year ended April 30, 2011
Plastic injection machines
No. of Injection Machines	500	505	592
Max annual capacities (machine hours in thousand)	3,248	3,299	3,723
Utilisation	62.1	64.5%	74.9%
Tooling machines
No. of Tooling Machines	79	84	92
Max annual capacities (machine hours in thousand)	501	543	547
Utilisation	101.5%	101.0%	101.0%

We measure our maximum annual production capacities in terms of machine hours. We have computed machine hours as follows: Number of machines x 22 hours x Number of working days in a year. We have computed the average annual utilization rates as follows: Number of actual operating hours of machines/maximum annual production capacity of such machines. Factors such as the timing of acquisition and installation of machines during any particular year and the initial ramp-up of machines tend to affect the utilization rates of the machines. When we calculate the average annual utilization rates for our plastic injection machines, we also include idle time during trial runs, when machines have lower actual operating hours than their normal production days.

Plastec operates four of the manufacturing facilities, Heyuan Sun Line Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, Kunshan Broadway Manufacturing Plant and Dongguan Sun Chuen Manufacturing Plant, through its four wholly owned PRC subsidiaries, Heyuan Sun Line Industrial, Zhuhai Sun Line, Kunshan Broadway and Dongguan Sun Chuen, respectively. Together with PRC counterparties, Plastec manages the remaining two production facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to the Processing Agreements and the practical arrangement between its wholly owned subsidiaries (namely, Sun Line (HK) and Broadway Industrial (BVI) respectively) and the PRC counterparties.

We own approximately 64,551 square meters in site area at the Heyuan Sun Line Manufacturing Plant as well as the buildings, manufacturing equipment and other movable assets that constitute its Heyuan Sun Line Manufacturing Plant. We also own the manufacturing equipment and other movable assets of our Dongguan Sun Chuen Manufacturing Plant, Zhuhai Sun Line Manufacturing Plant, and Kunshan Broadway Manufacturing Plant and lease the land and premises therefor under the Tenancy Agreements. While Plastec hires its own workers at the four Manufacturing Plants, it substantially relies on the PRC counterparties to provide manufacturing workers, utilities, plant management and other assistance for the two Processing Factories pursuant to the Processing Agreements. For the two Processing Factories, Plastec owns their manufacturing equipment and other movable assets and certain leasehold land lessors lease their land and premises to the PRC counterparties pursuant to three of the Tenancy Agreements. Certain of Plastec’s leasehold land lessors also do not possess the full qualification to lease such land and premises to Plastec. However, all of Plastec’s Manufacturing Plants and Processing Factories have been granted proper business licenses by the relevant PRC governmental authorities and have passed annual examinations and received annual renewals from the relevant PRC government licensing authorities.

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

Shenzhen Broadway Processing Agreement.  This Processing Agreement dated December 18, 1996, as amended and supplemented on June 22, 2006 and July 10, 2006, respectively, that Broadway Industrial (BVI) executed with Shenzhen City Shamin Industrial Co., Ltd. was approved by Shenzhen City Baoan District Economic Development Bureau on December 20, 1996, June 28, 2006, July 11, 2006 and January 30, 2011, respectively. The Shenzhen Broadway Processing Factory received and is in possession of the following licenses:

•	business license, from Shenzhen City Administration of Industry and Commerce Baoan Branch, with a current term of operation from December 20, 1996 to December 31, 2012; and

•
Guangdong Province foreign processing business special permit, from Shenzhen City Administration of Industry and Commerce Baoan Branch, with a current validity period from December 20, 1996 to December 31, 2012.

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

Sales and Marketing

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. We market our manufacturing services largely through specific targeted client developments, rather than large-scale promotion efforts, such as various trade shows organized for the plastic industry. Our marketing personnel are mostly plastic industry engineers or technicians. They endeavor to identify appropriate potential customers and to qualify us for the approved vendor status at these customers. A vendor qualification process typically takes six to 18 months in the plastics industry for precision plastic manufacturing services. Once a potential customer is identified and has expressed interest in exploring our services, it will often involve an initial period of questions and answers, followed by various in-depth interactive investigations by the potential customer, including factory audit, technical capacity and capability audit, QC audit, supplier audit, attention-to-detail evaluation, environmental assessment, financial analysis and general industry reputation investigation.

In addition to maintaining the solid working relationship with our current customers principally in Guangdong Province of China, we are actively developing new clientele, not only with respect to leading international OEM, ODM and OBM manufacturers with whom we have not had an opportunity to cooperate, but also with respect to our current multinational customers with operations in regions other than Guangdong Province in China.

Our marketing and sales staffs are able to understand the business and technical needs of our customers, to engage in in-depth discussions with our customers with respect to their requirements, and to assist our customers in enhancing and materializing the contemplated functionalities of the products they plan to launch. In addition to liaising with customers, securing sales orders and providing after-sales services, our marketing and sales professionals also play an important role in promoting our corporate image through our dedication and professionalism. In the past, we have also developed important customers and generated significant sales through referrals from existing customers.

Credit Control Policy

We usually require our customers to pay an advance deposit for production of molds to cover the related development costs. Payment of the balance of the production of molds and manufacturing of plastic products is typically subject to normal credit terms ranging from approximately 60 to 120 days. However, the exact credit term granted to a customer is dependent on a number of criteria such as the length of business relationship, general market standing, past payment record and financial strength of the relevant customer. Our finance department reviews and approves the credit term of each customer before it is agreed and implemented.

The credit terms extended to Plastec by its trade suppliers are mostly between 30 to 90 days. Occasionally, Plastec’s trade suppliers extend credit terms to it for as long as 180 days.

Inventory Management

As our production process is sales driven, we commence production only after we have received confirmation from our customers with respect to their purchase orders. Similarly, we purchase raw materials in accordance with the pre-determined production schedules. Our production model, therefore, allows us to minimize our inventory level due to the fact that we purchase the majority of our raw materials only when they are needed to fulfill our customers’ orders. We also maintain a minimum inventory of finished goods as we endeavor to manufacture our products in accordance with our customers’ “just-in-time” delivery production schedules.

As at April 30, 2009, 2010 and 2011, our inventory level was approximately HK$83.2 million, HK$74.3 million and HK$117.7 million, respectively, and our inventory turnover during these time periods was 40, 33 and 40, respectively (based on 365 days a year).  We review our inventory level on an ongoing basis. Generally, we make provision for any slow-moving inventory that is older than six months. We may sell obsolete inventory as scrap and recognize income derived from such sales as part of our other income.

Research and Development

We do not have a dedicated research and development department. As a result, we do not separately account for research and development expenditures, as they are included in our cost of sales. However, in response to our customers’ technical requirements, we launch various research and development initiatives as a part of our manufacturing process, to focus on enhancing mold design and fabrication, the overall manufacturing process and the secondary-process finishing. We organize our engineers and other technical personnel to undertake these efforts to improve the quality of our products and services and to widen our manufacturing capabilities and know-how. We will continue to upgrade and expand our capabilities in mold design and fabrication and in our integrated manufacturing services in order to provide higher value-added services to our customers.

Major Customers

Our major customers consist of some of the leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals. We believe that we have maintained good working relationships with our customers. Due to the nature of the plastics industry, we have attached as much importance to customer maintenance as to customer development.

We have five customers which accounted for 5.0% or more of our total revenue, who collectively accounted for approximately 50.2%, 66.2% and 75.2% of our revenues for the years ended April 30, 2009, 2010 and 2011, respectively. Historically, our largest customer accounted for approximately 23.5%, 32.5% and 33.3% of our revenues for the years ended April 30, 2009, 2010 and 2011, respectively.

None of our directors, executive officers or significant shareholders or any of their affiliates has any ownership interest, direct or indirect, in any of our major customers. Related party transactions are disclosed in Item 7.B of this Form 20-F.

Major Suppliers and Raw Materials

We purchase a variety of raw materials, including resins, chemicals, solvent and mold base, from over 40 suppliers, of which 94.5% are based in Hong Kong and 5.5% are based in China. Our customers determine the suppliers of specific raw materials to be used in their products. With our customer’s approved suppliers, we negotiate the price and quantity of raw materials with the suppliers. Our customers typically provide multiple suppliers for any specific raw material. To a significant extent, our customers maintain control over the quality and pricing of raw materials used in their products and we are generally allowed to pass through any significant raw material price increases or decreases to them.

We had three suppliers which accounted for 5.0% or more or our total purchases, who collectively accounted for approximately 30.2%, 38.2% and 27.5% of our purchases for the years ended April 30, 2009, 2010 and 2011, respectively. Historically, our largest supplier accounted for approximately 18.1%, 22.7% and 13.7% of our purchases for the years ended April 30, 2009, 2010 and 2011, respectively.

The settlement for our purchase of raw materials are mostly denominated either in Hong Kong dollars or U.S. dollars on an open account basis with credit terms ranging from 30 to 90 days.

As disclosed in the section above titled “Inventory Management,” because our production is customer driven, we commence production only upon receipt of a customer’s purchase orders. Similarly, we purchase raw materials according to a pre-determined production schedule. We endeavor to minimize our inventory risk by purchasing the majority of raw materials only when needed to fulfill customers’ orders.

We have not experienced any difficulties in obtaining raw materials from our suppliers. We have generally maintained a good business relationship with our suppliers and do not believe that we will experience any significant difficulties in sourcing raw materials from our existing suppliers or in finding alternative suppliers if necessary in the future.

None of our directors, executive officers or significant shareholders or any of their affiliates has any ownership interest, direct or indirect, in any of our major suppliers. Related party transactions are disclosed in Item 7.B of this Form 20-F.

Competition

There are many precision plastic product manufacturing service providers in China and Hong Kong. Our industry is fragmented and we are not aware of any independent published statistics on market share or industry ranking for its industry.

We believe that the key factors considered by customers when choosing a vendor for precision plastic products and services include the vendor’s overall capabilities, such as ability to provide integrated manufacturing and finishing services, mold design and fabrication capabilities, products quality, scope and flexibility of product offering, speed of supply, pricing, attention to details, financial strength, as well as the customer’s previous experience and relationships with the vendor. We believe that our in-house mold design and fabrication capability, our integrated precision plastic manufacturing and finishing capability, our in-depth knowledge and know-how in this industry and our advanced machinery and equipment give us a competitive advantage over many of our competitors.

While most of the foreign manufacturers, including us, with production sites in China currently dominate the higher-end sector of the PRC plastic OEM, ODM and OBM market, domestic PRC manufacturers, including various medium- and small-size companies, largely compete in the mid- to lower-end market. Domestic PRC manufacturers, however, often have wider sales networks in the country and lower production costs. In addition, they are quickly catching up in manufacturing technology and overall quality control. In addition, China has lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign imports. We cannot assure that, as more foreign and domestic competitors establish PRC-based manufacturing facilities to lower their production costs, price competition will not further intensify in the marketplace.

Properties

As at April 30, 2011, Plastec owned the following land use rights:

Plant	Location	Site area/ sq. m.	Land use rights certificate no.	Expiration	Gross floor area/ sq. m.	Building ownership certificate no.
Heyuan Sun Line Manufacturing Plant	Diaoyutai Hongyue Science & Technology Park, Heyuan City	64,551	He Guo Fu (2004) 555	March 26, 2054	6,912.2 2,726.0	C4074932 C4078389

As at April 30, 2011, Plastec’s manufacturing plants and the Processing Factories also leased the following land use rights:

Plant	Location	Site area/ sq. m.	Status of Land	Gross floor area/ sq. m.	Leasehold Land and Premises Lessor	Lessee	Activities	Commencement Date	Expiration
Dongguan Sun Chuen Manufacturing Plant	Ailingkan Xiangdong Industrial Zone, Dalingshan Township, Dongguan City, Guangdong Province	N.A.	Collectively owned land	12,000	Dongguan Dalingshan Township Ailingkan Village 10th Economic Cooperation Organization	Dongguan Sun Chuen	Industrial	Dec./07	11/30/2015

Dongguan Sun Line Processing Plant	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	9,333	Collectively owned land	11,543	Yuan Xuemei and Ye Manzhi	Dongguan Sun Line Processing Factory	Industrial	Dec./02	05/31/2014

	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	8,540	State owned land	28,341	Dongguan Dalingshan Guangyi Furniture Factory	Dongguan Sun Line Processing Factory	Industrial	Dec./02	05/31/2015

Shenzhen Broadway Processing Factory	Shajing Township Xinqiao Village Furongmei Area, Bao’an District, Shenzhen City, Guangdong Province	47,190	Collectively owned land	69,178	Broadway Manufacturing Co. Ltd.	Shenzhen Broadway Processing Factory	Industrial	Apr./09	02/02/2014

Kunshan Broadway Manufacturing Plant	88 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	7,142	Collectively owned land	8,191	Kunshan Weixia Metal Products Co. Ltd.	Kunshan Broadway	Industrial	Aug./08	08/10/2018

Kunshan Broadway Manufacturing Plant	168 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	3,500	Collectively owned land	4,500	Kunshan City, Chang Po Town, Jinhua Village Committee	Kunshan Broadway	Industrial	Mar./10	03/01/2019

Zhuhai Sun Line Manufacturing Plant	22 Shinhe No. 2 Road, Baijiao Scientific & Technological Industry Park, Zhuhai City, Guangdong Province	43,017	State owned land	24,480	Zhuhai Kaishinda Investment Co. Ltd.	Zhuhai Sun Line	Industrial	Nov./08	10/31/2018

Employees

As at April 30, 2011, we had an aggregate of approximately 5,500 employees either directly employed by us or employed by the PRC counterparties pursuant to the Processing Agreements. We consider our relationships with our employees to be good and expect that these relationships continue in the future. We have not experienced any strikes or work stoppages by our employees since our inception.

Seasonality

The disclosure set forth under “Seasonality” in Item 5 of this Form 20-F is incorporated herein by reference.

C. Organizational Structure

The disclosure set forth under “History and Development of Plastec” in Item 4.A of this Form 20-F is incorporated herein by reference.

D. Property, Plants and Equipment

The disclosure set forth under “Production Facilities and Capacity” and “Properties” in Item 4.B is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A. Operating Results

Overview

We are a vertically integrated plastic manufacturing services provider.  We provide comprehensive precision plastic manufacturing services from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly through our wholly owned subsidiary, Plastec. We manufacture a wide range of plastic parts and components for:

•	consumer electronics, such as LCD and LED television sets, DVD players, DVD-VHS combos, Blu-ray disc players, speakers, MP3, remote controls and other consumer audio-visual products;

•	electrical home appliances, such as power tools, hair dryers, shavers, vacuum cleaners and other home-use electrical products;

•	telecommunication devices, such as modems, set-top boxes, cordless phone handsets, GPS devices and other telecommunication-related parts and components;

•	computer peripherals, such as LCD monitors, printers and other personal computer parts and components; and

•	other industries, such as precision plastic-based toys and automobile audio systems.

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

The Asia-Pacific region has been our principal market, accounting for approximately 91.4%, 83.1% and 64.4% of our revenue for the three years ended April 30, 2009, 2010 and 2011, respectively. Other markets, especially Europe and the United States, accounted for approximately 8.6%, 16.9% and 35.6% of our revenue for the three years ended April 30, 2009, 2010 and 2011, respectively.

Plastec has six production facilities located in Dongguan, Shenzhen, Zhuhai, and Heyuan cities of Guangdong Province and Kunshan of Jiangsu Province, China. We have carefully selected the locations of these production facilities in order to facilitate timely delivery of our products to customers to accommodate their “just-in-time” inventory control systems and production schedules.  The “just-in-time” model refers to an optimal material requirement planning system for a manufacturing process in which there is little or no manufacturing material inventory on hand at the manufacturing site and little or no incoming inspection.  Plastec operates the following four manufacturing facilities through its four wholly owned PRC subsidiaries:

•	Heyuan Sun Line Manufacturing Plant in Heyuan City, Guangdong Province;

•	Dongguan Sun Chuen Manufacturing Plant in Dongguan City, Guangdong Province;

•	Zhuhai Sun Line Manufacturing Plant in Zhuhai City, Guangdong Province; and

•	Kunshan Broadway Manufacturing Plant in Kunshan City, Jiangsu Province.

Plastec, through Sun Line (HK) and Broadway Industrial (BVI), together with the PRC counterparties, manage the remaining two manufacturing facilities, Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory, pursuant to certain Processing Agreements that were entered into with the PRC counterparties and the practical arrangements between Plastec and the PRC counterparties.

Our business has grown significantly over the past few years. Driven by increasing orders from our customers, revenues increased from HK$913.4 million for the year ended April 30, 2009 to HK$1,323.5 million for the year ended April 30, 2011, representing a compound annual growth rate, or “CAGR,” of 20.4%.

Factors Affecting Our Performance

The following are the key factors that may affect our financial condition and results of operations:

Our ability to stay current with the latest market trends and technology

Continued growth of our business depends to a significant extent on our ability to enhance our existing products and services and to develop new ones in light of the latest market trends and technology. As a majority of our customers make and sell consumer electronics and electrical home appliances, our industry is characterized by rapid technological changes and changing consumer preferences. Most of the consumer electronics and electrical home appliances tend to have short product life cycles, faster technology obsolescence and are subject to constantly evolving industry standards. In order to stay current with the latest market trends and technology, we must continually invest in new machines and technologies to upgrade and expand our manufacturing capabilities and know-how. If we are unable to remain up to date with respect to market trends and technology and correspondingly respond to our customers’ requirements on a timely basis, demand for our products and services will be adversely affected.

Our ability to retain existing customers and compete for additional customers and new businesses

We service principally a limited number of multinational corporations. We depend on approximately five major customers, who collectively accounted for approximately 50.2%, 66.2% and 75.2% of our revenue for the years ended April 30, 2009, 2010 and 2011, respectively. Historically, our largest customer accounted for approximately 23.5%, 32.5% and 33.3% of our revenue for the years ended April 30, 2009, 2010 and 2011, respectively.

Our ability to retain our existing customers, to develop additional customers, and to secure new business opportunities from these existing and new customers is vital to our ongoing success and future expansion. Our industry is competitive, and we expect it to become more competitive as the plastic market becomes more globally integrated and as new entrants enter into this global market. If we lose, or receive reduced or delayed orders from, one or more of our existing major customers, or if we fail to develop additional customers, or if we fail to execute our expansion plan to compete for new business opportunities from these existing or new customers in different jurisdictions or in terms of additional product categories, our results of operations will be adversely affected.

Changes in selling prices and gross margin

A majority of our customers are manufacturers of consumer electronics, electronic home appliances, telecommunication devices or computer peripherals. As is typical in these industries, the selling prices of the end products tend to decline significantly over time. As a result, our customers have also placed pricing pressure on our products over the life of the product. We believe the selling prices of each of our products will continue to decline in the foreseeable future. To offset the declining selling prices, we must receive orders for new products that command higher initial selling prices in a timely manner. In addition, because the higher initial selling prices of a product often result in a higher gross margin, if we receive a large order of a new product or multiple orders of different new products in a short period of time, we may experience an increase in our gross margin. Conversely, if we do not receive orders for new products over time and cannot otherwise increase the selling prices of its products in a timely manner, our gross margins will decline.

Market demand for products made and sold by customers

We do not sell our products directly to the mass consumer market. Instead, we sell products, largely plastic components, to leading international OEM, ODM and OBM manufacturers for them to incorporate into their consumer electronics products, electrical home appliances, telecommunication devices and computer peripherals. Market demand for our products is, therefore, derived from the demand for the products of our customers. Our customers market their products globally and any significant change in the global demand or preference for these consumer electronics products, electrical home appliances, telecommunication devices and computer peripherals will affect our revenue. The ability of our customers to compete successfully to increase their market share will indirectly affect our business prospects and results of operations.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect:

•	the reported amounts of its assets and liabilities;

•	the disclosure of its contingent assets and liabilities at the end of each reporting period; and

•	the reported amounts of revenues and expenses during each reporting period.

We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated financial statements, you should consider:

•	our selection of critical accounting policies;

•	the judgment and other uncertainties affecting the application of such policies; and

•	the sensitivity of reported results to changes in conditions and assumptions.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be 30 years, our leasehold improvements to be three to six years, our plants and machinery to be three to ten years, our furniture, fixture and equipment to be three to six years, our computer equipment to be three to four years, our moulds to be two to five years and our motor vehicles to be five years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in the adjusted remaining useful lives.

Revenues

We derive revenues primarily from the sale of precision plastic parts and components in our role as an integrated plastic manufacturing services provider. Our sales and percentage sales to these different categories of customers for the periods described were approximately as follows:

	Year ended April 30,
	2009		2010		2011
Component	HK$’000%		HK$’000%		HK$’000%
Consumer electronics	490,810	53.7	492,511	51.0	657,392	49.7
Electrical home appliances	72,271	7.9	22,433	2.3	9,925	0.7
Telecom devices	97,463	10.7	144,496	14.9	156,539	11.8
Computer peripherals	57,723	6.3	53,468	5.5	21,030	1.6
Others	195,177	21.4	253,847	26.3	478,647	36.2
Total	913,444	100.0	966,755	100.0	1,323,533	100.0

We categorize our sales as described in the table above on the basis of the primary industry to which our immediate customers belong, regardless of the actual goods we ship to such customers. For example, if a consumer electronics customer orders its goods for computer peripherals, we generally group such shipments under consumer electronics for the purpose of our sales analysis. While we have maintained sales to our consumer electronics and electrical home appliances customers, we have over the years made increasing amount of sales to other customers, such as manufacturers of telecommunication devices, computer peripherals and other manufacturers. Such sales analysis information is not based on U.S. GAAP requirements or any other accounting standards. You should not place undue reliance on such data.

The Asia-Pacific region, primarily including China, Hong Kong, Japan, Korea, Taiwan, Thailand and Vietnam on the basis of the immediate destination of sales, has been Plastec’s principal geographical market, contributing 91.4%, 83.1% and 64.4% for the three years ended April 30, 2009, 2010 and 2011, respectively. Other markets, especially Europe and the United States, contributed 8.6%, 16.9% and 35.6% to our revenues for each of the three years ended April 30, 2009, 2010 and 2011, respectively. We determine the geographical market of our sales based on the immediate destination of our goods shipped.

Cost of Sales

The main components of our cost of sales are raw materials, direct labor costs and factory overheads. Raw materials mainly include mold bases, resins, paints and solvents. Our direct labor cost relates to employees directly hired by Plastec, indirect employees Plastec hired from the PRC counterparties and temporary employees Plastec hires from time to time. Our factory overhead includes machinery depreciation, rental expenses, utility consumed and other indirect factory expenses incurred. Our cost of sales and percentage cost of sales for the periods presented were approximately as follows:

	Year ended April 30,
	2009		2010		2011
Component	HK$’000%		HK$’000%		HK$’000%
Raw materials	371,741	49.6	371,249	45.8	512,593	47.7
Factory overheads	245,192	32.7	293,367	36.2	335,686	31.2
Direct labor costs	132,716	17.7	145,571	18.0	226,601	21.1
Total	749,649	100.0	810,187	100.0	1,074,880	100.0

Approximately 64.3% of our purchases of raw materials in the year ended April 30, 2011 were denominated in Hong Kong dollars, 30.2% in U.S. dollars and 5.5% in Renminbi. The main factor affecting the prices of our raw materials is the supply and demand for resins, mold bases and paints. However, fluctuations in prices of raw materials have not significantly affected our gross margins primarily because our quotations to our customers have been on a “cost-plus” basis that took into account the pre-determined prices of these raw materials as requested by our customers. In addition, our quotations to customers are generally subject to revision in the event of any significant increase in raw material prices.

Gross Margins

In general, factors affecting our revenue and cost of sales will affect our gross profit margin. The following factors tend to have a material effect on our gross margins:

•
Stage of the product life cycle.  Most of the plastic parts and components we manufacture tend to experience price erosion over the life cycle of the end-products that our customers make and sell. Such products, especially consumer electronics and electrical home appliances, generally command a higher premium in the earlier stages of their life cycles and tend to decline toward the end of their life cycles. This life cycle also affects the pricing of our products. The pricing pressure is particularly acute and apparent during the time when products at the end of their life cycles are not replaced with new products, although such decline in margin is often compensated by larger volumes of orders subsequent to the start-up stage of a product.

•
Volume discounts.  Typically, our customers with purchase orders exceeding a certain quantity will request and receive a volume discount. Such volume discounts will lead to a decrease in our unit selling price and lower our profit margin as a result.

•
Market penetration strategy.  From time to time, we may price our products competitively to penetrate deeper into our target markets or to attract new customers. Such strategy will also lead to a decrease in our unit selling price and lower our profit margin as a result.

Operating Costs

Our operating costs mainly comprise of administrative expenses and distribution costs, as well as interest expenses. Our administrative expenses and distribution costs comprise mainly staff costs, including our directors’ fees and remuneration, general administrative expenses, marketing expenses and office expenses, and constituted approximately HK$69.2 million, HK$63.8 million and HK$83.6 million for the years ended April 30, 2009, 2010 and 2011, respectively.  In addition to the administrative expenses and distribution costs, we recorded loss on disposals of and write-off of fixed assets for approximately HK$29.0 million, HK$39.3 million and HK$0.5 million in the years ended April 30, 2009, 2010 and 2011, respectively.

Our interest expenses include mainly bank interest and charges in relation to Plastec’s bank borrowings and finance leases, and constituted approximately HK$5.4 million, HK$2.7 million and HK$3.0 million for the years ended April 30, 2009, 2010 and 2011, respectively.

Income Tax

Due to the various tax incentives available to Plastec, our effective corporate income tax rates for the years ended April 30, 2009, 2010 and 2011 were 1.2%, 19.7% and 19.9%, respectively. The comparatively lower effective tax rate in 2009 was due to a write back of an over-provided income tax provision in prior years.

Hong Kong.  Plastec is subject to income tax on its profits in Hong Kong at the prevailing corporate tax rate of 16.5%. Plastec makes provisions for its Hong Kong profit tax in its combined financial statements in reliance on the Departmental Interpretation and Practice Note No. 21 issued by the Hong Kong Inland Revenue Department regarding processing arrangements. Accordingly, Plastec’s relevant subsidiaries have made provisions at the prevailing Hong Kong profit tax rate on 50% of their estimated assessable profit from their sale of goods manufactured in China under their processing arrangements for each year.

China.  The following are Plastec’s four operating subsidiaries with operations in China:

•	Dongguan Sun Chuen Plastic Products Co., Ltd., or “Dongguan Sun Chuen”;

•	Heyuan Sun Line Industrial Ltd., or “Heyuan Sun Line Industrial”;

•	Sun Line Precision Industrial (Zhuhai) Ltd., or “Zhuhai Sun Line”; and

•	Broadway Precision Industrial (Kunshan) Ltd., or “Kunshan Broadway”.

As a result, Plastec is subject to various PRC taxes as well as the benefits of various PRC tax incentives. The rate of income tax chargeable on companies in China varies depending on the availability of preferential tax treatment or subsidies based on their industry or location. Under PRC laws and regulations, prior to December 31, 2007, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government has provided various incentives to foreign-invested enterprises to encourage foreign investments. Foreign-invested enterprises that are determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years are eligible for:

•
a national enterprise income tax at the rate of 24% on its taxable income if such enterprises are located in coastal economic open zones or in the old urban districts of the Special Economic Zones or the Economic and Technological Development Zones in the PRC;

•	a two-year exemption from the national enterprise income tax beginning with their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise taxation treatment is within the jurisdiction of the local provincial authorities as permitted under the current PRC tax laws relating to foreign-invested enterprises. The local tax authorities decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. Under such PRC laws and regulations, Plastec’s PRC subsidiary, Dongguan Sun Chuen, has been approved by the relevant PRC tax authorities for a reduced enterprise income tax rate of 12.5% from 2009 through 2011. When these tax benefits expire, the effective tax rate of Plastec’s PRC subsidiaries will increase, which will result in an increase in Plastec’s income tax expenses.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008.  In December 2007, the State Council promulgated the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exemptions, and the enterprise income tax will no longer be divided into the national enterprise income tax and the local enterprise income tax. The new PRC tax law also permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. Under the new PRC tax law, Zhuhai Sun Line and Kunshan Broadway (which were incorporated in 2008) are subject to the unified income tax rate of 25% on all sales, while Dongguan Sun Chuen will be subject to half of the unified income tax rate of 25%, i.e. 12.5%, from 2009 through 2011.

Under the PRC tax law effective prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises such as its PRC subsidiaries are exempted from PRC withholding tax. Pursuant to the new PRC tax law, however, dividends payable by a foreign-invested enterprise to its foreign investors is subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Heyuan Sun Line Industrial is directly held by the Hong Kong-incorporated Sun Line Industrial Limited, or “Sun Line (HK),” and Dongguan Sun Chuen is directly held by Samoa-incorporated New Skill Holdings Limited, or “New Skill.” While Hong Kong has a tax treaty with China to reduce such withholding tax to 5% for qualified Hong Kong-incorporated holding companies, Samoa does not have any such treaty with China.

Plastec may have uncertainty over non-taxable income benefit in the business of our BVI subsidiary Broadway Industrial Holdings Limited under its processing arrangement in PRC.  Based on the operation of Broadway Industrial Holdings Limited, the PRC bureau may take the position that it has permanent establishment in the PRC.  In this regard, Broadway Industrial Holdings Limited is subject to enterprise income tax at a rate of 25% on the net profits attributable to the permanent establishment in the PRC.  We are now in the process to file with the PRC tax bureau to settle the prior years tax position for Broadway Industrial Holdings Limited.  Included in the additional tax payable under enterprise income tax in China, we also provided interest accrued.  We may be subject to tax penalty and surcharge in the PRC while we considered the risk of being penalized would be minimal.  If the PRC tax bureau deemed that we failed to pay tax within the prescribed time limit, it may impose tax penalty from 0.5 to 3 times of the tax undercharged while the final amount is at its discretion, and surcharge at 0.05% of the overdue payment calculated daily with effect from the date on which the obligation to pay tax first arose.

Macau.  Under Decree-Law No. 58/59/M, a Macau company incorporated under such 58/59/M law is exempted from Macau complementary tax, or Macau income tax, as long as such 58/59/M company does not sell its products to a Macau resident. Plastec’s subsidiary, Sun Line (Macao Commercial Offshore) Company Limited, or “Sun Line (Macau),” was incorporated in Macau on August 13, 2004 and is qualified as a 58/59/M company.

Review of Results of Operations

Year ended April 30, 2011 v. Year ended April 30, 2010

Revenues.  Our revenues increased by approximately 36.9% to HK$1,323.5 million in the year ended April 30, 2011 from HK$966.8 million in the year ended April 30, 2010. This was due to the increased sales to our major customers supported by our expanded manufacturing capacity.

Cost of sales.  Our cost of sales increased by approximately 32.7% to HK$1,074.9 million in the year ended April 30, 2011 from HK$810.2 million in the year ended April 30, 2010. The increase of cost of sales in the year ended April 30, 2011 resulted from the higher production levels.  The cost of raw materials was HK$512.6 million, or approximately 47.7% of the total cost of sales in the year ended April 30, 2011 compared to HK$371.2 million, or approximately 45.8% in the year ended April 30, 2010.  Our direct labor costs increased to HK$226.6 million, or approximately 21.1% of the cost of sales in the year ended April 30, 2011 compared to HK$145.6 million, or approximately 18.0% in the year ended April 30, 2010.  The increase in direct labor costs was in line with the overall increased level of wages and other workers’ benefits.  Our factory overheads increased to HK$335.7 million, or approximately 31.2% in the year ended April 30, 2011 compared to HK$293.4 million, or approximately 36.2% in the year ended April 30, 2010.

Gross profit.  Our gross profit increased by approximately 58.8% to HK$248.7 million in the year ended April 30, 2011 from HK$156.6 million in the year ended April 30, 2010. Our gross profit margin increased to 18.8% from 16.2% between the two periods. This was primarily due to economies of scale and effective overall cost control.

Other income.   Our other income increased by approximately 6.8% to HK$4.7 million in the year ended April 30, 2011 from HK$4.4 million in the year ended April 30, 2010. This was mainly the result of compensation received from the local government for acquiring a small piece of land owned by Heyuan Sun Line Industrial Limited in China.

Selling, general and administrative expenses.  Our selling, general and administrative expenses increased by approximately 31.0% to HK$83.6 million in the year ended April 30, 2011 from HK$63.8 million in the year ended April 30, 2010.

Interest expenses.  Our interest expenses increased by approximately 11.1% to HK$3.0 million in the year ended April 30, 2011 from HK$2.7 million in the year ended April 30, 2010. The increase was primarily due to higher bank borrowings during the year.

Income before income tax expense.  Our income before income tax expense increased by approximately 201.4% to HK$166.4 million in the year ended April 30, 2011 from HK$55.2 million in the year ended April 30, 2010.

Income tax expense.  Our income tax expenses increased by approximately 203.7% to HK$33.1 million, representing an effective tax rate of 19.9%, in the year ended April 30, 2011 from HK$10.9 million, representing an effective tax rate of 19.7%, in the year ended April 30, 2010.  The increase was due to the additional tax provisions provided following the assessment of our uncertainty in income taxes during the year.

Net income.  Our net income increased by approximately 200.9% to HK$133.3 million in the year ended April 30, 2011 from HK$44.3 million in the year ended April 30, 2010.

Year ended April 30, 2010 v. year ended April 30, 2009

Revenues.  Our revenues increased by approximately 5.8% to HK$966.8 million in the year ended April 30, 2010 from HK$913.4 million in the year ended April 30, 2009. During the year ended April 30, 2010, the global economic environment became more stable compared to the prior year.  We continued to strengthen our production capabilities and capacities to cater to different product requirements of our customers.  Despite some of the sales orders from our customers were reduced due to manufacturing or financial issues impacting such customers, we could still solicit more sales orders from our major customers to balance the effect. Additionally, our Zhuhai and Kushan Manufacturing Plants started to provide contributions during the year ended April 30, 2010.

Cost of sales.  Our cost of sales increased by approximately 8.1% to HK$810.2 million in the year ended April 30, 2010 from HK$749.6 million in the year ended April 30, 2009. The increase of cost of sales in the year ended April 30, 2010 primarily resulted from the increase in factory overheads and labor costs during the fiscal year resulting from higher production levels. The cost of our materials was HK$371.2 million, or approximately 45.8% of its total cost of sales, in the year ended April 30, 2010 compared to HK$371.7 million, or approximately 49.6%, in the year ended April 30, 2009. Our direct labor costs increased to HK$145.6 million, or approximately 18.0% of its cost of sales, in the year ended April 30, 2010 compared to HK$132.7million, or approximately 17.7%, in the year ended April 30, 2009. The increase in direct labor costs was in line with overall increased wages of local labor including other workers' benefits. Our factory overheads increased to HK$293.4 million, or approximately 36.2% of our total cost of sales, in the year ended April 30, 2010 as compared to HK$245.2 million, or approximately 32.7%, in the year ended April 30, 2009, as a result of increase in subcontracting for further processing in production and depreciation.

Gross profit.  Our gross profit decreased by approximately 4.4% to HK$156.6 million in the year ended April 30, 2010 from HK$163.8 million in the year ended April 30, 2009. Our gross profit margin decreased to 16.2% from 17.9% between the two fiscal years. This was primarily due to the increased direct labor costs and factory overheads during the year, which are proportionately more than that of sales.

Other income.  Our other income increased by approximately 109.5% to HK$4.4 million in the year ended April 30, 2010 from HK$2.1 million in the year ended April 30, 2009. The increase was mainly due to net exchange gain and sales of scrap materials.

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by approximately 7.8% to HK$63.8 million in the year ended April 30, 2010 from HK$69.2 million in the year ended April 30, 2009. In addition to the administrative expenses, we incurred loss on write-off of and disposal of fixed assets for a sum of HK$39.3 million in the year ended April 30, 2010 and HK$29.0 million in the year ended April 30, 2009. The one-time write off resulted from the close down of the Shenzhen Sun Line Processing Factory and the Shenzhen Sun Ngai Processing Factory during the year in connection with restructuring our manufacturing capabilities.

Interest expenses.  Our interest expenses decreased by approximately 50.0% to HK$2.7 million in the year ended April 30, 2010 from HK$5.4 million in the year ended April 30, 2009. The decrease was primarily due to the lower balance in our outstanding obligations under Plastec’s finance leases bearing higher interest rate while average balance of its bank borrowings bearing lower interest rate were increased.

Income before income tax expense.  Our income before income tax expense decreased by approximately 11.7% to HK$55.2 million in the year ended April 30, 2010 from HK$62.5 million in the year ended April 30, 2009.

Income tax expense.  Our income tax expenses increased by approximately 1,262.5% to HK$10.9 million, representing an effective tax rate of 19.7%, in the year ended April 30, 2010 from HK$0.8 million, representing an effective tax rate of 1.2%, in the year ended April 30, 2009. As there was a written back of the income tax being over-provided in prior years for the year ended April 30, 2009, our effective tax rate increased for the year ended April 30, 2010.

Net income.  Our net income decreased by approximately 28.2% to HK$44.3 million in the year ended April 30, 2010 from HK$61.7 million in the year ended April 30, 2009.

Liquidity and Capital Resources

Our operations have been generally funded through a combination of net cash generated from its operations, equity capital and borrowings from financial institutions. We believe that we have adequate working capital to finance our operations.

Summary of Cash Flows (in HK dollars thousands)	Year Ended April 30, 2009	Year Ended April 30, 2010	Year Ended April 30, 2011
Net Cash From Operating Activities	219,143	205,113	261,640
Net Cash From Investing Activities	(180,761)	(178,277)	(227,581)
Net Cash From Financing Activities	(58,637)	28,661	34,176
	(20,255)	55,497	68,235

For the year ended April 30, 2011

Net cash generated from operating activities.  In the year ended April 30, 2011, we generated a net cash inflow from operating activities of approximately HK$261.6 million, which comprised operating cash flows before changes in operating assets and liabilities of HK$279.7 million, adjusted for net outflows from changes in operating assets and liabilities of HK$18.1 million.

Net cash used in investing activities.  We recorded a net cash outflow from investing activities of HK$227.6 million, which was primarily attributable to the purchase of property, plant and equipment related to our capacity expansion as well as facilities upgrading.

Net cash generated from financing activities.  We recorded a net cash inflow from financing activities of HK$34.2 million. This was mainly due to the net proceeds of approximately HK$58.2 million from the merger transaction, bank borrowings of HK$55.8 million and after the payment of dividends of HK$70.0 million during the fiscal year.

For the year ended April 30, 2010

Net cash generated from operating activities.  In the year ended April 30, 2010, we generated a net cash inflow from operating activities of approximately HK$205.1 million, which comprised operating cash flows before changes in operating assets and liabilities of HK$210.4 million, adjusted for net outflows from changes in operating assets and liabilities of HK$5.3 million.

Net cash used in investing activities.  We recorded a net cash outflow from investing activities of HK$178.3 million, which was primarily attributable to the purchase of property, plant and equipment related to our capacity expansion including new plants in Zhuhai and Kunshan as well as facilities upgrading.

Net cash generated from financing activities.  We recorded a net cash inflow from financing activities of HK$28.7 million. This was mainly due to the new bank borrowings, including the drawdown of two long term bank loans and after the payment of dividends of HK$20.0 million during the fiscal year.

For the year ended April 30, 2009

Net cash generated from operating activities.  In the year ended April 30, 2009, we generated a net cash inflow from operating activities of approximately HK$219.1 million which comprised operating cash flows before change in operating assets and liabilities of HK$197.8 million, adjusted for net inflows from changes in operating assets and liabilities of HK$21.3 million.

Net cash used in investing activities.  We recorded a net cash outflow from investing activities of HK$180.8 million which was primarily attributable to the acquisition of property, plant and equipment.

Net cash used in financing activities.  We recorded a net cash outflow from financing activities of HK$58.6 million. This was mainly due to the repayment of bank borrowings and finance lease obligations of HK$317.4 million against new bank borrowings of HK$258.8 million.

Working capital

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents, our borrowing capacity and the net proceeds from the Merger, will provide sufficient funds to satisfy our working capital requirements, planned capital expenditures and debt repayments for the period ending 12 months from the date of this Form 20-F.

Indebtedness

The following table shows our indebtedness as of April 30, 2011:

Actual HK$’000
Short-term debt:
Bank loans	169,710
Finance lease liabilities	5,311
Long-term debt:
Finance lease liabilities	303
Total Indebtedness	175,324

Our short-term debts as of April 30, 2011 included short term bank loans of HK$169.7 million and current portion of finance lease liabilities of HK$5.3 million.

Our long-term debts as of April 30, 2011 included long term portion of finance lease liabilities of HK$0.3 million with fixed repayment schedules.

Contractual Obligations and Commitments

The following table sets forth our contractual cash commitments as of April 30, 2011. Amounts for debt obligations are principal amounts only.

	Total	Payment Due Within 1 Year	Within 2 – 5 Years	After 5 Years
	HK$’000	HK$’000	HK$’000	HK$’000
Short-term debt obligations	169,710	169,710	-	-
Finance lease obligations	5,614	5,311	303	-
Operating lease obligations	40,998	14,408	26,590	-
Capital commitments	67,094	67,094	-	-
TOTAL	283,416	256,523	26,893	-

The long-term and short-term debt obligations in the above table included the long-term and short-term debts as disclosed under “Indebtedness” in Item 5.B.

The operating lease obligations in the above table included the rents payable for the leased properties as disclosed under “Properties” in Item 4.B.

The capital commitments in the above table included the contracted but not provided for acquisition of property, plant and equipment.

Orders

As consumer electronics, electrical home appliances and other end products to which we provide our products and services are relatively more sensitive to changes in consumer preference and to the impact of competing products, our customers tend to monitor the market demand and supply of their products and other competing products more closely and to time the introduction and inventorying of their products. These customers generally give us purchase orders one to two months in advance. As a result, we endeavor to maintain our competitive advantage by meeting our customers’ just-in-time inventory control requirements.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

Market Risks

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

Foreign exchange risk.  Plastec’s sales are mainly denominated in Hong Kong dollars and U.S. dollars. Plastec’s costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollars and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. We incurred a net foreign currency exchange loss of approximately HK$2,108,000 for the year ended April 30, 2009, gains of approximately HK$997,000 for the years ended April 30, 2010, and loss of approximately HK$1,164,000 for the year ended April 30, 2011, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage its foreign exchange risk exposure. In addition, Plastec’s financial statements are expressed in Hong Kong dollars but the functional currency of its principal operating subsidiaries in China is in Renminbi. To the extent Plastec’s PRC subsidiaries hold assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to our consolidated statement of income and decrease the value of our foreign currency denominated assets.

Interest rate risk.  Plastec’s exposure to interest rate risk relates to interest expenses incurred by its short-term and long-term borrowings. We have not used any derivative financial instruments to manage our interest rate risk exposure, except two-year Interest Rate Swap contracts for an amount of HK$21.6 million and HK$40.0 million to fix the interest cost for its prevailing long-term bank loans in March and August 2010, respectively. Historically, we have not been exposed to material risks due to changes in interest rates on any third-party debt. However, future interest expenses on our borrowings may increase due to changes in interest rates.

Seasonality

Market demand for our products is derived from the demand for the products of our customers. Our customers market their products globally and any significant change in the global demand or preference for these consumer electronics, electrical home appliances, telecommunication devices and computer peripherals will affect our revenue. We have not been subject to any seasonality in our business operations in any material respect.

Inflation

Inflation in the PRC has not materially impacted our results of operations.

No Subsequent Material Change

There have been no material changes in our financial condition and results of operations subsequent to April 30, 2011.

B. Liquidity and Capital Resources

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

C. Research and Development, Patents and Licenses, Etc.

The disclosure set forth under “Research and Development” in Item 4.B of this Form 20-F is incorporated herein by reference.

D. Trend Information

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To(4)	50	Chairman of the Board and Chief Executive Officer
Chin Hien Tan(4)	52	Chief Operating Officer
Ho Leung Ning(4)	51	Chief Financial Officer
Eli D. Scher(1)(3)	31	Non-Executive Vice Chairman of the Board
J. David Selvia(2)	35	Director
Chung Wing Lai(1)(2)(3)	64	Director
Joseph Yiu Wah Chow(1)(2)(3)	51	Director

(1)	Serves as a member of the audit committee.
(2)	Serves as a member of the compensation committee.
(3)	Serves as a member of the nominating and corporate governance committee.
(4)	Serves as a member of the executive committee.

Kin Sun Sze-To has been our Chairman of the Board and Chief Executive Officer since the consummation of the Merger in December 2010 and has served as the Chairman of Plastec’s Board and an Executive Director since its formation. Mr. Sze-To founded the precursor of the Plastec group in 1993. Mr. Sze-To is responsible for directing and reviewing Plastec’s long-term business development strategies, as well as establishing its operational objectives and assignments. Mr. Sze-To is also responsible for directing and overseeing Plastec’s marketing and business expansion. Prior to founding Plastec, Mr. Sze-To started his career in the specialized field of spraying and silk screening of plastics products, before diversifying and accumulating over 20 years of experience in other areas of the plastic injection and molding industry. We believe Mr. Sze-To’s past business experience in the plastics industry as well as his contacts and relationships make him well qualified to be a member of our board of directors.  Mr. Sze-To graduated from the Third Kaiping High School of China in 1978.

Chin Hien Tan has served as our Chief Operating Officer since the consummation of the Merger in December 2010 and has been Plastec’s Executive Director since November 2005. Mr. Tan joined Plastec’s precursor in 1999 and is responsible for the administration and management of its PRC operations as well as its marketing development. He has over 24 years of experience in the manufacturing industry, with 19 years of experience in three manufacturing entities in Singapore. We believe Mr. Tan’s past business experience in the manufacturing industry makes him well qualified to be a member of our board of directors.  Mr. Tan graduated from the River Valley High School of Singapore with a General Certificate of Education, Advanced level, in 1977.

Ho Leung Ning has served as our Chief Financial Officer since the consummation of the Merger in December 2010 and has been an Executive Director of Plastec since November 2005. Mr. Ning joined Plastec as a deputy general manager in January 2005. Mr. Ning is responsible for Plastec’s corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry. Prior to joining Plastec, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ, Ltd. We believe Mr. Ning’s past business experience and financial knowledge and understanding makes him well qualified to be a member of our board of directors.  Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

Eli D. Scher has served as our Non-Executive Vice Chairman of the Board since January 2011, shortly after the consummation of the Merger in December 2010.  Previously, he served as GSME Acquisition Partners I’s Chief Executive Officer from its inception. Since February 2011, Mr. Scher has served as an investment analyst at Perella Weinberg Partners.  From July 2007 to December 2010, Mr. Scher served as chief executive officer of GSME Capital Partners Inc., a principal investment business headquartered in Shanghai founded in July 2007. From July 2007 to February 2008, Mr. Scher served as chief development officer and a director of Media Communication Group, a high-technology, LED media business that is the exclusive operator of LED advertising screens in the subway systems of China’s major cities, and served as its chief financial officer from February 2008 to January 2011.  Additionally, Mr. Scher co-founded Fundamental Films, a film distribution and production company, headquartered in Shanghai, in 2008 and served as a director until January 2011.  From September 2003 to February 2007, Mr. Scher served as a principal at Daroth Capital Advisors LLC, which is involved in investing and advising clients on financings, mergers and acquisitions and restructurings, where he led the firm’s Asian business development efforts. From July 2002 to September 2003, he served as a vice president of Cohen Bros. & Co., a private investment bank. We believe Mr. Scher’s past business experience and financial contacts and relationships make him well qualified to be a member of our board of directors.  Mr. Scher received an A.B. in East Asia Studies from Princeton University in 2002. Mr. Scher is fluent in Mandarin Chinese.

J. David Selvia has served as a Director of ours since the consummation of the Merger in December 2010 and has been an Independent Non-Executive Director of Plastec since June 2010. Mr. Selvia joined Cathay Plastic Limited (BVI) (“Cathay”) in July 2006 as Vice President and served in such capacity until April 2010 when he was appointed Managing Director. Mr. Selvia is currently responsible for analyzing new investment opportunities and investment execution. Prior to joining Cathay, from 2004 to 2006, Mr. Selvia attended The Wharton School of the University of Pennsylvania and the Lauder Institute at the University of Pennsylvania to obtain his Masters degree in Business Administration and Masters degree in International Relations. Previously, Mr. Selvia served as the Business Development Director for GE Capital (Asia) and Business Development Manager for GE Corporate Initiatives Group, both based in Shanghai, from 2000 to 2004. We believe Mr. Selvia’s past business experience, investment activities and contacts and relationships make him well qualified to be a member of our board of directors.  Mr. Selvia received a Bachelor of Arts degree in Economics and International Relations from Boston University in 1998 and a Masters degree in Finance from The Wharton School of the University of Pennsylvania in 2006 as well as a Masters degree in International Relations from the Lauder Institute at the University of Pennsylvania in 2006. Mr. Selvia speaks Mandarin.

Chung Wing Lai has been a Director of ours since the consummation of the Merger in December 2010. Since July 2002, Mr. Lai has been involved in business consultancy and advisory work in the Asia Pacific region. From 1999 to February 2009, he was an independent non-executive director of Kingboard Copper Foil Holdings Ltd, a public listed company on The Stock Exchange of Singapore. He was previously the managing director of Seaunion Holdings Ltd. (now known as South Sea Petroleum Holdings Ltd), an oil and gas company listed on The Stock Exchange of Hong Kong Ltd. He is an independent non-executive director of Kingboard Chemical Holdings Ltd, which is a public listed company on The Stock Exchange of Hong Kong Ltd. We believe Mr. Lai’s past business experience, including serving as an independent director of a number of publicly listed companies, makes him well qualified to be a member of our board of directors.  Mr. Lai received a Bachelor-of-Laws (Honours) degree from the University of London in 1983.

Joseph Yiu Wah Chow has been a Director of ours since the consummation of the Merger in December 2010. Mr. Chow has over 20 years experience in auditing, accounting, and financial management. He has been a senior partner of JYC & Company, an accounting firm, since January 2006 and a practicing director of KTC Partners CPA Ltd. since May 2008. We believe Mr. Chow’s financial background in auditing, accounting and financial management makes him well qualified to be a member of our board of directors and chairman of our audit committee. Mr. Chow graduated from the University of Ulster in the United Kingdom with a Bachelor degree in Accounting in 1989. Additionally, Mr. Chow is also admitted as a member of Association of Chartered Certified public Accountants in 1991 and a member of the Hong Kong Institute of Certified Public Accountants in 1992. He has also been an associate member of the Taxation Institute of Hong Kong since 1992, Hong Kong Securities Institute since 1998 and Institute of Chartered Accountants in England and Wales since 2006.

Each director serves until our next annual general meeting, if one is called for, and until his successor is elected and qualified.  We have not entered into service or similar contracts with our directors.

B. Compensation

Compensation of Senior Management/Executive Officers

Since we did not have an operating business prior to our Merger in December 2010, our officers did not receive any compensation for their services prior to such date; and since we had no other employees, we did not have any employment agreements, compensation policies, procedures, objectives or programs in place.

Following the consummation of the Merger, our executive officers have continued to be compensated, as has been the case prior to the Merger, at the Plastec subsidiaries level on terms summarized below:

Employment Agreements

Each of Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning are and have been employed by certain of Plastec’s subsidiaries pursuant to certain employment agreements receiving aggregate annual base salary in the sums of HK$3.9 million, HK$1.69 million and HK$1.56 million, respectively. These employment agreements have remained in effect following closing of the Merger and have been amended to provide for their services be extended to cover us with no additional compensation in terms of base salary. The following table and summary set forth certain information about such employment agreements as they were amended upon consummation of our Merger in December 2010:

Executive Officer	Position	Term	Employing entity
Kin Sun Sze-To	Chairman of the Board and Chief Executive Officer of Plastec Technologies, Ltd., Director of Sun Line (HK)	Three Years, commencing December 16, 2010	Sun Line (HK)
Chin Hien Tan	Chief Operating Officer of Plastec Technologies, Ltd. and General Manager of Sun Line (HK)	Three Years, commencing December 16, 2010	Sun Line (HK)
Ho Leung Ning	Chief Financial Officer of Plastec Technologies, Ltd. and Deputy General Manager of Sun Line (HK)	Three Years, commencing December 16, 2010	Sun Line (HK)

Each executive officer is also entitled to paid vacation in accordance with Hong Kong’s Employment Ordinance.

Each employment agreement terminates upon the death or disability (as defined in the agreements) of the executive officer and may be terminated by either Sun Line (HK) or the executive officer with or without “cause” (as defined in the agreements). Upon termination for death, disability, for cause by Sun Line (HK) or without cause by the executive officer, the executive officer is entitled to all accrued and vested amounts due upon termination. Upon termination without cause by Sun Line (HK) or for cause by the executive officer, the executive officer is entitled to his compensation for the remainder of the term of the agreement as if the employment agreement had not been terminated.

The agreements provide that each of the executive officers, during the period of one year following termination of his employment, shall not, for himself or on behalf of, or in conjunction with, any other person, persons, company, partnership, limited liability company, corporation or business of whatever nature, (a) engage (as an officer, director, manager, member, shareholder, owner, partner, joint venturer, trustee, or in a managerial capacity, whether as an employee, independent contractor, agent, consultant or advisor, or as a sales representative) in any entity that designs, researches, develops, markets, sells or licenses products or services that are substantially similar to or competitive with our business and that of our subsidiaries from time to time or at the date of termination of the executive officer’s employment, (b) call upon any person who is at that time, or within the preceding twelve (12) months has been, an employee of ours or our subsidiaries, for the purpose, or with the intent, of enticing such employee away from, or out of, the employ of us or our subsidiaries or for the purpose of hiring such person for the executive officer or any other person or entity, unless any such persons’ employment with respect to us or our subsidiaries was terminated by us more than six (6) months prior thereto, (c) call upon any person or entity who is then or has been within one year prior to that time, a customer of ours or our subsidiaries, for the purpose of soliciting or selling products or services in competition with us or our subsidiaries or (d) call upon any prospective acquisition or investment candidate, on the executive officer’s own behalf or on behalf of any other person or entity, which candidate was known by the executive officer to have, within the previous twelve (12) months, been called upon by us or our subsidiaries or for which we or our subsidiaries made an acquisition or investment analysis or contemplated a joint marketing or joint venture arrangement with, for the purpose of acquiring or investing or enticing such entity into a joint marketing or joint venture arrangement. The employment agreements provide for injunctive relief against the executive officers in the event of a breach of these non-competition provisions, in addition to other available remedies.

Compensation – Base Salary at Plastec subsidiaries level

The following table sets forth the compensation of our executive officers at the Plastec subsidiaries level for the period from December 2010 (after our Merger) through the fiscal year ended April 30, 2011:

Name and Principal Position	Year	Salary (HK$)	Bonus (HK$)	Total (HK$)
Kin Sun Sze-To	2011	$1,850,790	-	$1,850,790
Chairman of the Board and Chief Executive Officer

Chin Hien Tan	2011	$773,394	-	$773,394
Chief Operating Officer

Ho Leung Ning	2011	$720,000	-	$720,000
Chief Financial Officer

Bonus Plan – at the company level

We have also established a bonus plan for our management/executive officers.  Pursuant to the plan, in order for any bonus to be paid, we must achieve an annual net profit (excluding any extraordinary items) of HK$78,000,000 in any fiscal year, which we refer to as the “Net Profit Target.”  If the Net Profit Target is achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target will be set aside to provide bonuses to our management/executive officers.  Of the bonus pool that is created, Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning would currently be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to our remaining officers, subject to adjustment at the discretion of the board.  Payment of any bonuses under the plan will be in cash or our ordinary shares (to be purchased in the open market), at the board’s sole discretion.  The plan has taken effect beginning with the current fiscal year ending April 30, 2011.  Based on our financial results in the year ended April 30, 2011, we had met the Net Profit Target with the net profit after tax of HK$133,314,000 therefore bonuses will be paid under the plan; however, the exact amount of any such bonuses will be determined at a later time.

Compensation of Non-executive Independent Directors

Effective January 6, 2011, each of Eli D. Scher (our non-executive Vice Chairman), J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow, our four non-executive independent directors, is paid HK$39,000, HK$20,000, HK$20,000 and HK$20,000, respectively, for each month that they continue to serve on our board.

C. Board Practices

Each director serves until our next annual general meeting and until his successor is elected and qualified.  We have not entered into service or similar contracts with our directors.

Sun Line (HK) has entered into employment agreements with Kin Sun Tze-To, Chin Hien Tan and Ho Leung Ning that provide for benefits upon termination of their employments, as described above in “Director and Executive Officer Compensation – Employment Agreements” under this Item.

Independence of Directors

Although we are not required to have a majority of independent directors on our board of directors, we have elected to have a majority of independent directors and have determined to utilize the definition of an “independent director” utilized by the NASDAQ Stock Market. Under the listing standards of the NASDAQ Stock Market, an “independent director” is generally defined as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.  Accordingly, consistent with the above-referenced considerations, our board of directors has affirmatively determined that each of Eli D. Scher, J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow is an independent director, constituting a majority of our board of directors.

Board Committees

We have standing executive, audit, compensation and nominating and corporate governance committees. Except for the executive committee, each of these committees is comprised entirely of independent directors, as defined by the listing standards of the NASDAQ Stock Market. Moreover, the compensation committee is composed exclusively of individuals intended to be, to the extent required by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Internal Revenue Code, qualify as outside directors for purposes of Section 162(m) of the Internal Revenue Code.

Executive Committee

Our executive committee is currently comprised of Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning.  While the executive committee does not have a formal written charter, the board has determined that the executive committee’s responsibilities will be to generally manage our business affairs and exercise all powers of the board (other than actions that would require the board to act as a whole or which actions are vested in other committees of the board or require shareholders’ approvals).

Audit Committee Information

Our audit committee is currently comprised of Joseph Yiu Wah Chow, Chung Wing Lai and Eli D. Scher, with Joseph Yiu Wah Chow serving as chairman. The audit committee, pursuant to the audit committee charter, is responsible for engaging independent certified public accountants, preparing audit committee reports, reviewing with the independent certified public accountants the plans and results of the audit engagement, approving professional services provided by the independent certified public accountants, reviewing the independence of the independent certified public accountants, considering the range of audit and non-audit fees, reviewing the adequacy of our internal accounting controls and reviewing all related party transactions.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under listing standards of the NASDAQ Stock Market.  The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, our board of directors has determined that Joseph Yiu Wah Chow satisfies the definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is currently comprised of Chung Wing Lai, Joseph Yiu Wah Chow and Eli D. Scher, with Chung Wing Lai serving as chairman. The nominating and corporate governance committee is responsible for seeking, considering and recommending to the board qualified candidates for election as directors and will approve and recommend to the full board of directors the appointment of each of our executive officers. It also periodically prepares and submits to the board of directors for adoption the committee’s selection criteria for director nominees. It reviews and makes recommendations on matters involving the general operation of the board and our corporate governance, and annually recommends to the board nominees for each committee of the board. In addition, the committee annually facilitates the assessment of the board of directors’ performance as a whole and of the individual directors and report thereon to the board.

Compensation Committee

Our compensation committee currently is comprised of Joseph Yiu Wah Chow, Chung Wing Lai and J. David Selvia, with Joseph Yiu Wah Chow serving as chairman. The principal functions of the compensation committee are to:

•	evaluate the performance of our officers;

•	review any compensation payable to our directors and officers;

•	prepare compensation committee reports; and

•	administer the issuance of any ordinary shares or other equity awards issued to our officers and directors.

D. Employees

The disclosure set forth under “Employees” in Item 4.B of this Form 20-F is incorporated herein by reference.

E. Share Ownership

The disclosure relating to the share ownership of the persons listed in Item 6.B set forth in Item 7.A of this Form 20-F is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.  Major Shareholders

The following table sets forth, as of October 31, 2011, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 16,733,196 shares issued and outstanding as of October 31, 2011.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Major Shareholders:
Jing Dong Gao	4,527,262	(2)	27.0%
Cathay Plastic Limited (3)	2,908,285	(4)	17.4%
Kwok Wa Hung	1,100,651	(5)	6.6%
Directors and Executive Officers:
Kin Sun Sze-To	9,165,751	(6)	54.8%
Chin Hien Tan	497,898	(7)	3.0%
Eli D. Scher	380,000	(8)	2.3%
Ho Leung Ning	241,971	(9)	1.4%
J. David Selvia	0		*
Chung Wing Lai	0		*
Joseph Yiu Wah Chow	0		*
All directors and executive officers as a group (7 individuals)	10,285,620	(8)	61.5%

*	Represents less than 1% of outstanding.
(1)
Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.  Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.

(2)
Includes 1,335,262 ordinary shares and 3,192,000 ordinary shares issuable upon the exercise of currently exercisable insider warrants held by MCK Capital Co., Limited, an entity controlled by Mr. Gao. The business address of each is 762 West Beijing Road, Shanghai, China 200041.  In March 2008, in connection with our formation, Mr. Gao purchased 1,125,563 of our ordinary shares from us.  The foregoing information is derived from a Schedule 13D filed with the SEC on December 29, 2010. All of such ordinary shares were acquired in the last three years.

(3)	The business address of Cathay Plastic Limited is c/o New China Management, Ltd., 14th Floor, St. John’s Building, 33 Garden Road, Central, Hong Kong.
(4)
Each of the following entities and individuals may be considered the beneficial owner of the ordinary shares held by Cathay Plastic Limited: Cathy Capital Holdings, L.P., as the sole shareholder of Cathay Plastic Limited; Cathay Master GP, Ltd., as the general partner of Cathay Capital Holdings, L.P.; New China Capital Management, LP, as the investment manager of Cathay Capital Holdings, L.P.; NCCM, LLC and TAM China, LLC, as the general partners of New China Capital Management, LP; Hermann Leung, as an officer or director of Cathay Capital Holdings, L.P.; Paul Wolanksy, as an officer or director of Cathay Capital Holdings, L.P. and Cathay Master GP, Ltd. and sole member of NCCM, LLC; and Donald Sussman, as an officer or director of Cathay Master GP, Ltd. and sole member of TAM China, LLC.  Includes an aggregate of 1,570,000 ordinary shares currently held by Cathay Plastic Limited which Mr. Sze-To has been given the right to acquire pursuant to a put/call option agreement between the two parties exercisable during the period commencing on November 25, 2011 and ending on December 10, 2011.  The foregoing information is derived from a Schedule 13D filed with the SEC on February 15, 2011. All of such ordinary shares were acquired in the last three years.

(5)
Includes 930,651 ordinary shares held by Top Universe Management Limited, an entity controlled by Mr. Hung, and 170,000 ordinary shares held by Mr. Hung.  The business address of both is 16/F, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong.  The foregoing information is derived from a Schedule 13G/A filed with the SEC on May 12, 2011 and other information known to us. All of such ordinary shares were acquired in the last three years.

(6)
Includes 7,810,490 ordinary shares held by Sun Yip Industrial Company Limited and 1,355,261 ordinary shares held by Tiger Power Industries Limited, each of which is an entity controlled by Mr. Sze-To.  Does not include an aggregate of 1,570,000 ordinary shares currently held by Cathay Plastic Limited which Mr. Sze-To has been given the right to acquire pursuant to a put/call option agreement between the two parties exercisable during the period commencing on November 25, 2011 and ending on December 10, 2011.  The foregoing information is derived from a Schedule 13D/A filed with the SEC on May 12, 2011. All of such ordinary shares were acquired in the last three years.

(7)	Includes 497,898 ordinary shares held by Fine Colour Limited, of which Mr. Tan is a 50% owner. All of such ordinary shares were acquired in the last three years.
(8)	Includes 300,000 ordinary shares issuable upon the exercise of currently exercisable insider warrants. All of such ordinary shares were acquired in the last three years.
(9)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning. All of such ordinary shares were acquired in the last three years.

As of October 31, 2011, there were 24 shareholders of record holding a total of 16,733,196 of our ordinary shares.  To the best of our knowledge there were 2 shareholders of record with addresses in the United States holding approximately 981,749 (5.9%) of our outstanding ordinary shares.  Shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

On December 13, 2010, Kin Sun Sze-To entered into a put/call option agreement (“Put/Call Agreement”) with Cathay Plastic Limited (“Cathay”).  Pursuant to the Put/Call Agreement, (i) Cathay granted to Mr. Sze-To the right, but not the obligation (“Call Option”), to purchase from Cathay, and to require Cathay to sell, up to 1,570,000 of our ordinary shares at an exercise price per share equal to $12.50, each subject to adjustment as provided in the Put/Call Agreement, and (ii) Mr. Sze-To granted to Cathay the right, but not the obligation (“Put Option”), to sell to Sze-To, and require Sze-To to purchase, up to 1,570,000 of our ordinary shares at an exercise price equal to $7.50, each subject to adjustment as provided in the Put/Call Agreement.  The Call Option is exercisable, in whole or in part, at any time commencing November 25, 2011 and expiring on the close of business on December 2, 2011.  If the Call Option is not exercised in full, the Put Option is exercisable, in whole or in part, with respect to the remaining ordinary shares subject to the Put Option, at any time commencing December 3, 2011 and expiring on the close of business on December 10, 2011.

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

Inside Shareholder Escrow

In connection with the IPO, the initial shareholders placed the initial shares in escrow pursuant to an escrow agreement with Continental Stock Transfer & Trust Company, as escrow agent.  In connection with the Merger with Plastec, the parties amended the terms of the escrow agreement to include an aggregate of approximately 2,418,000 of the insider warrants and to provide additional restrictions on all of the securities’ release from escrow.  Pursuant to the escrow agreement, as amended, an aggregate of 240,000 ordinary shares were released from escrow upon consummation of the Merger.  The remaining ordinary shares will not be released from escrow until (i) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger, (ii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger, (iii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $16.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger and (iv) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $20.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger.  However, such shares will only be released from escrow if, in addition to meeting the price targets referred to above, we raise in one or more equity financings an aggregate of approximately $20 million by December 16, 2011 (or a pro rata portion of such shares if less than $20 million is raised).  The insider warrants will also not be released from escrow unless we raise the required $20 million by December 16, 2011 (or a pro rata portion of such warrants if less than $20 million is raised).  Notwithstanding the foregoing, such shares and warrants may be released from escrow earlier than as described above if, within those time periods, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their shares for cash, securities or other property.

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

Registration Rights

The holders of the majority of the initial shares and the holders of the majority of the insider warrants (or underlying shares) each will be entitled to make up to two demands that we register such shares or warrants (or underlying shares) pursuant to a registration rights agreement entered into with us in connection with the IPO. The holders of the majority of the initial shares and the holders of a majority of the insider warrants (or underlying shares) can elect to exercise these registration rights at any time.  In addition, these holders have certain “piggy-back” registration rights on registration statements filed by us in the future. Additionally, either Cathay Plastic Limited (“Cathay”) or one or more persons holding at least an aggregate of 1,000,000 of the ordinary shares issued in the Merger, will be entitled to make, at any time, up to two demands that we register all or any portion of such shares (but not less than 500,000 shares) pursuant to a registration rights agreement entered into with us in connection with the Merger.  In addition, these holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. We have agreed to bear the expenses incurred in connection with the filing of such registration statement.

Reimbursement of Expenses

Prior to the closing of our December 2010 Merger, we reimbursed our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible target businesses and business combinations.

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

Personal guarantees provided by Kin Sun Sze-To

Kin Sun Sze-To has been providing personal guarantees to Plastec and its subsidiaries so that they could secure various credit facilities and the financing of its machinery. As at April 30, 2011, the total amount of personal guarantees outstanding for such purposes was approximately HK$434,197,000.

Formation of Subsidiaries

Plastec is in the process of establishing two subsidiaries by the names of Broadway Precision Co. Limited, which is incorporated in Hong Kong and of which the registered owner is currently Mr. Kin Sun Sze-To and the directors are currently Mr. Kin Sun Sze-To and Mr. Ho Leung Ning, and Broadway Industries (Thailand) Co., Ltd, which is incorporated in Thailand and of which the registered owners and directors are currently Mr. Kin Sun Sze-To, Mr. Chin Hien Tan and Mr. Ho Leung Ning. These two companies will eventually become subsidiaries of Plastec, at which point in time, the registered owners of which will transfer their respective registered shareholding interests in both companies to Plastec at par.

Bonus Plan for Management/Executive Officers

The disclosure sets forth under “Compensation” in Item 6.B of this Form 20-F is incorporated herein by reference.

Amendment to Merger Agreement

On April 30, 2011, we entered into an amendment to the Merger Agreement (and to the related registration rights agreement that was entered into by the former Plastec shareholders in connection with the Merger Agreement) to remove the earnout provision (which originally provided for the issuance to such shareholders of up to an additional 9,723,988 ordinary shares upon achievement by Plastec of certain net income targets for the years ended April 30, 2011, 2012 and 2013) and to issue an aggregate of 7,486,845 ordinary shares to the former Plastec shareholders on the date of the amendment.  The parties determined to enter into the amendment to the merger amendment to simplify the structure of the transaction based on feedback from our current and potential investors.

Other Transactions

We entered into an indemnification agreement with each of our officers and directors in February 2011 whereby we agreed to indemnify, and advance expenses to, each officer and director to the fullest extent permitted by applicable law.

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

A.  Consolidated Statements and Other Financial Information

List of Financial Statements

See Item 18 of this Form 20-F for a list of the financial statements filed as part of this Form 20-F.

Export Sales

We categorize our sales by geographic market as described in the table below on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we ship to such customers.

	Year ending April 30,
Revenues by geographic market	2009	2010	2011
Asia-Pacific Region	91.4%	83.1%	64.4%
Europe and United States	8.6%	16.9%	35.6%
Total	100.0%	100.0%	100.0%

Dividend Policy

We have never declared or paid any cash dividends on our shares. We intend to declare regular annual cash dividends equal to 30% of the yearly net income of Plastec, our wholly owned subsidiary, commencing with the fiscal year ending April 30, 2012. However, the actual payment of such future dividends will be entirely within the sole discretion of our board of directors at such times. Accordingly, we may never declare or pay any dividend in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon Plastec’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

B.  Significant Changes

See the notes to the financial statements included under Item 18 of this Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.  Offer and Listing Details

Our units, shares and warrants are quoted on the OTC Bulletin Board under the symbols “PLTEF,” “PLTYF” and “PLTWF,” respectively. Prior to February 4, 2011, our units shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively.  The following table sets forth the range of high and low closing bid prices for the units, shares and warrants for our last two full fiscal years, each full fiscal quarter in our last two fiscal years and any subsequent period, and each of the most recent six months, in each case, commencing on November 20, 2009 (the date the units first started trading) or December 14, 2009 (the date the shares and warrants commenced public trading separately), as applicable. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Ordinary Shares		Warrants		Units
Period*	High	Low	High	Low	High	Low

October 2011**	$9.000	$9.000	$0.210	$0.170	$9.850	$9.850
September 2011	$9.000	$6.300	$0.350	$0.170	$9.850	$9.850
August 2011	$6.600	$6.400	$0.350	$0.290	$9.850	$9.850
July 2011	$7.000	$6.500	$0.300	$0.200	$9.850	$9.850
June 2011	8.000	6.500	0.300	0.150	9.850	9.850
May 2011	9.000	6.750	0.400	0.210	9.850	9.500
April 2011	9.000	9.000	0.400	0.400	9.500	9.500
March 2011	9.000	8.500	0.400	0.220	9.500	8.250

	Ordinary Shares		Warrants		Units
Period*	High	Low	High	Low	High	Low

February 2011	9.000	8.000	0.410	0.220	9.500	8.250
January 2011	9.000	8.000	0.310	0.240	9.950	9.000

FY 2011:
Fourth Quarter	$9.000	$8.000	$0.410	$0.220	$9.500	$8.250
Third Quarter	10.300	8.000	0.350	0.155	10.500	9.000
Second Quarter	10.280	10.050	0.350	0.200	10.480	10.200
First Quarter	10.100	9.940	0.380	0.300	10.300	10.200
FY 2010:
Fourth Quarter	$10.100	$9.920	$0.380	$0.330	$10.500	$10.250
Third Quarter	9.920	9.650	0.400	0.250	10.300	9.950

FY 2011	$10.300	$8.000	$0.410	$0.155	$10.500	$8.250
FY 2010	10.100	9.650	0.400	0.250	10.500	9.950

*
For the purposes of this table, we assume that our fiscal year end had been April 30 during all periods presented. On December 16, 2010, in connection with the Merger, we changed our fiscal year end from October 31 to April 30.

**	Through October 31, 2011.

B.  Plan of Distribution

Not applicable.

C.  Markets

Our units, ordinary shares and warrants are quoted under the symbols “PLTEF,” “PLTYF” and “PLTWF,” respectively, on the OTC Bulletin Board.  Prior to February 4, 2011, our units shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively.

We intend to apply to have our ordinary shares, warrants and units listed on a national securities exchange. We can provide no assurance, however, that we will so apply, that any such exchange will approve our application or that our ordinary shares, warrants and units will ever become so listed.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

The summary below is of certain key provisions of our second amended and restated memorandum and articles and does not purport to be a summary thereof or of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Incorporation

The Company was incorporated in the Cayman Islands on March 27, 2008 under the Companies Law with company registration number 207509.  The Company’s authorized share capital is $101,000 divided into 100,000,000 ordinary shares of a par value of U.S.$0.001 each and 1,000,000 preferred shares of a par value of U.S.$0.001 each.

Objects and Purposes

The Company’s second amended and restated memorandum and articles grants the Company full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

The Company has seven directors with each director serving until the Company’s next annual general meeting and until his successor is elected and qualified.  There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Subject to their fiduciary duties and our second amended and restated memorandum and articles, directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed in accordance with the procedures under our second amended and restated memorandum and articles. Directors also may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

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

There are no general limitations on the rights to own shares specified by our second amended and restated memorandum and articles.

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

Notice of a general meeting is to be given to all shareholders.  All business transacted at an extraordinary general meeting or an annual general meeting is considered special business except:

•	the declaration and sanctioning of dividends;

•	consideration and adoption of the accounts and balance sheet and the reports of directors and auditors and other documents required to be annexed to the balance sheet;

•	the election of directors;

•	appointment of auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;

•	the fixing of remuneration of the auditors, and the voting of remuneration or extra remuneration to the directors;

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

Indemnity

Pursuant to the Company’s second amended and restated memorandum and articles, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or willful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or willful default of such director, agent or officer.  Additionally, the Company entered into an indemnification agreement with each of its officers and directors in February 2011 whereby the Company agreed to indemnify, and advance expenses to, each officer and director to the fullest extent permitted by applicable law.

C.  Material Contracts

Merger Agreement.  On August 6, 2010, we entered into the Merger Agreement with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our merger subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  The Merger Agreement was subsequently amended on September 13, 2010 and December 9, 2010, but continued to provide for our merger subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours.  The material terms of the Merger Agreement are contained in the sections entitled “The Merger Proposal” and “The Merger Agreement” of the Merger Proxy Statement, and such sections are incorporated by reference herein, as well as our Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 9, 2010.

On December 16, 2010, we consummated the Merger pursuant to the terms of the Merger Agreement.  At the closing of the Merger, our merger subsidiary merged with and into Plastec with Plastec surviving the merger and becoming a wholly owned subsidiary of ours.  In connection with the Merger, we issued to the former Plastec shareholders an aggregate of 7,054,583 ordinary shares.   Also at the closing, 2,615,732 of the public shares were converted into cash and cancelled based on the election of the holders to exercise their conversion rights (for a description of these rights, see the IPO Prospectus, dated Nov 19, 2009, and the Merger Proxy Statement).

After payment to converting shareholders, approximately $9.8 million was disbursed from the trust account to us.  After payment of transaction related expenses, including the payment of an additional $0.30 per share to converting shareholders, approximately $7.3 million was made available for our continued working capital requirements.  We were supposed to obtain the funds to pay the additional $0.30 per share by drawing down on a letter of credit posted by Cohen & Company Securities, LLC in connection with the IPO.  We were then to issue to Cohen & Company Securities, LLC an interest-bearing promissory note in the amount drawn down.   We determined instead to pay the additional $0.30 per share rather than drawing on the letter of credit to save interest payments that would have been required to be paid to Cohen & Company Securities, LLC under the promissory note.  Additionally, in connection with the closing, we entered into an agreement with the underwriters from our IPO whereby such underwriters agreed that the deferred underwriting discounts and commissions they were entitled to be paid upon consummation of the Merger would no longer be owed.

Under the Merger Agreement, we had agreed to issue to the former Plastec shareholders up to an additional 9,723,988 shares as an earnout if certain net income targets were met for the years 2011 through 2013. On April 30, 2011, we entered into a further amendment to the Merger Agreement to remove the earnout provisions contained within it and to immediately issue an aggregate of 7,486,845 ordinary shares to the former Plastec shareholders.  We determined to enter into the amendment to simplify the structure of the transaction based on feedback from our current and potential investors.  Although we believe that Plastec would have reasonably likely met all three of the applicable net income targets set forth in the Merger Agreement, we determined to discount the number of shares issued to the Plastec Shareholders representing the 2013 net income target by more than 50% from the amount that was originally contemplated under the Merger Agreement for time value, as well as due to the uncertainty of Plastec actually achieving the 2013 net income target since it was so far in the future and macroeconomic conditions are always subject to change based on factors outside of our control.

Indemnity Escrow Agreement.  At the closing of the Merger, we entered into an escrow agreement with certain of the former Plastec shareholders.  Pursuant to the escrow agreement, 10%, or an aggregate of 472,796, of the shares issued to the former Plastec shareholders (except Cathay Plastic Limited) were placed in escrow.  The shares will be held in escrow until thirty days after we have filed this Form 20-F.  The shares held in the escrow are to be used to indemnify us and Plastec for losses suffered by either resulting from the inaccuracy or breach of any representation or warranty of Plastec or its former shareholders contained in the Merger Agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of Plastec or its former shareholders contained in the Merger Agreement.

Amended Initial Shareholders’ Escrow Agreement.  At the closing of the Merger, the initial shareholders agreed that a portion of the ordinary shares and insider warrants held by them would be held in escrow subject to forfeiture and cancellation in the event the Company did not raise up to approximately $20 million in equity financings by December 16, 2011.  The escrow agreement is described in Item 7.B of this Form 20-F, which description is incorporated herein by reference.

Employment Agreements.  At the closing of the Merger, amendments to certain employment agreements were entered into between a subsidiary of Plastec and each of Kin Sun Sze-To, the Company’s Chairman of the Board and Chief Executive Officer, Chin Hien Tan, the Company’s Chief Operating Officer, and Ho Leung Ning, the Company’s Chief Financial Officer to provide for their services to be extended to cover the Company with no additional compensation in terms of base salary.  A description of the material terms of the employment agreements, as amended, are contained in Item 6.B of this Form 20-F, which description is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.  Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “the company,” “we,” “our” or “us” refer only to Plastec Technologies, Ltd.

Cayman Islands Taxation

The government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties that are applicable to payments made to or by us.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the ordinary shares, or on the debentures or other obligations, of the company or (ii) by way of the withholding in whole or in part on a payment of a dividend or other distribution of income or capital by the company to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

PRC Taxation

The following is a summary of the material PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares.  You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular circumstances.

Dividends From Our PRC Operating Companies

If we and/or our non-PRC subsidiaries are not treated as resident enterprises under the EIT Law, then dividends that we and/or our non-PRC subsidiaries receive may be subject to PRC withholding tax.  The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% normally will be applicable to “non-resident enterprises” that (i) have an establishment or place of business inside the PRC, and (ii) have income in connection with their establishment or place of business that is sourced from the PRC or is earned outside the PRC but has an actual connection with their establishment or place of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to non-resident enterprises that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Each of our non-PRC subsidiaries is a holding company, some of the income of which may be derived from dividends. As our non-PRC subsidiaries are “non-resident enterprises” under the EIT Law and the dividends paid to our non-PRC subsidiaries are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC or a tax treaty between China and the jurisdiction in which the non-resident enterprise resides may reduce such income or withholding tax, with respect to such non-resident enterprise. For instance, pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (“PRC-Hong Kong Tax Treaty”) and relevant circulars issued by the SAT, if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interests in a PRC resident enterprise, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from the PRC resident enterprise is reduced to 5%.

We are a Cayman Islands holding company, and we have subsidiaries in Hong Kong which in turn own equity interests in three of the four PRC operating subsidiaries. As a result, if our Hong Kong subsidiaries were treated as “non-resident enterprises” under the EIT Law, then dividends that such subsidiaries receive from our PRC operating subsidiaries (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem such Hong Kong subsidiaries to be conduits not entitled to treaty benefits), may be subject to a 10% PRC withholding tax.

Furthermore, the SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009 (“Circular 601”), which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. If we are not considered a resident enterprise, we cannot assure you that any dividends distributed to us from our PRC operating subsidiaries will be eligible for a reduced withholding tax rate under the applicable treaty. In addition, we cannot assure you that any dividends to be distributed by us to our non-PRC shareholders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement if we are considered a resident enterprise.

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC income tax on any gain realized from the sale or transfer of our ordinary shares, if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-Resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of our ordinary shares, is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares.

Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder.”  If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), although we do not intend to calculate such earnings and profits. Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”),  (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board. Because our ordinary shares currently are quoted only on the OTC Bulletin Board and will not, therefore, be treated as readily tradable on an established securities market in the United States, any cash dividends paid on our ordinary shares currently will not qualify for the lower rate unless we are deemed to be a Chinese “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Treaty.  U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid in respect to our ordinary shares. For taxable years beginning on or after January 1, 2013, the regular U.S. federal income tax rate applicable to such dividends currently is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries and our current plans of operation, we do not expect to be treated as a PFIC for our current taxable year or in the near future. However, our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance in respect to our status as a PFIC for our current taxable year or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules in respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ordinary shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a “purging election” in respect to such ordinary shares. A purging election generally creates a deemed sale of such ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the gain recognized and also will have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  The OTC Bulletin Board currently is not considered to be a national securities exchange that would allow a U.S. Holder to make a mark-to-market election. Because our ordinary shares are currently quoted only on the OTC Bulletin Board, such shares currently would not qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election would not be available in respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

Under recently enacted legislation, a U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) and any other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on net investment income, including, among other things, cash dividends, and capital gains from the sale or other taxable disposition of our ordinary shares, subject to certain limitations and exceptions.  U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

This section is addressed to Non-U.S. Holders of our ordinary shares.

Cash dividends paid (or deemed paid) to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other taxable disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Recently enacted legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. equity interests, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied.  Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in our ordinary shares.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We file annual reports on Form 20-F and furnish certain reports and other information with the SEC as required by the Exchange Act in accordance with our status as a foreign private issuer. You may read and copy any report or other document filed or furnished by us, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Form 20-F. Please direct such requests to us, Attention Kin Sun Sze-To, Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

I.  Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The disclosure set forth under “Market Risk” in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Our securities trade directly on U.S. markets and do not trade through the use of American depositary receipts.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

There has been no default in the payment of principal, interest or sinking or purchase fund installments, or any other default relating to indebtedness, nor has there been any arrearage in the payment of dividends on any class of our preferred shares or the preferred shares of our subsidiaries.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the Merger and other related proposals, including proposals to amend our memorandum and articles to:

•	increase our authorized share capital to U.S.$101,000 divided into 100,000,000 ordinary shares of a par value of U.S.$0.001 each and 1,000,000 preferred shares of a par value of U.S.$0.001 each;

•	change our name from “GSME Acquisition Partners I” to “Plastec Technologies, Ltd.”; and

•
enable us to repurchase ordinary shares in order to facilitate the approval of the Merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form.

Except for the foregoing, there have been no changes to the instruments defining the rights of the holders of any class of our registered securities, and the rights of holders of our registered securities have not been altered by the issuance or modification of any other class of our securities. There has been no removal or substitution of assets securing any class of our registered securities. None of our registered securities have a trustee or paying agent.

On November 19, 2009, the SEC declared effective our registration statement on Form F-1 (File No. 333-162547) covering our IPO of 3,600,000 units at $10.00 per unit, in a firm commitment underwriting through Cohen & Company Securities, LLC, as representative of the underwriters. On November 25, 2009, we consummated the sale of all 3,600,000 units, generating gross proceeds of $36,000,000. Each unit consisted of one ordinary share and one warrant, each to purchase one ordinary share. Simultaneously with the consummation of the IPO, the Company consummated the private sale of 3,600,000 insider warrants at a price of $0.50 per warrant, generating total proceeds of $1,800,000. Of the proceeds received from the consummation of the IPO and private sale, $36,000,000 was placed in a trust account at Morgan Stanley Smith Barney in London, maintained by Continental Stock Transfer & Trust Company acting as trustee and $200,000 was made available to us for our working capital requirements. On December 16, 2010, at the closing of the Merger, after payment to converting shareholders (for a description of these conversion rights, see the IPO Prospectus and the Merger Proxy Statement), approximately $9.8 million was disbursed from the trust account to us.  After payment of transaction related expenses, including the payment of an additional $0.30 per share to converting shareholders, approximately $7.3 million was made available for our continued working capital requirements.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of April 30, 2011. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of April 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of April 30, 2011.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. An attestation report is not required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the SEC.

Changes in Internal Control over Financial Reporting

During the most recently completed fiscal year, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

As of December 16, 2010, we have had a standing audit committee, consisting of Joseph Yiu Wah Chow, Chung Wing Lai and Eli D. Scher, with Joseph Yiu Wah Chow serving as chairman. Each is an independent director under the NASDAQ listing standards. The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, our board of directors has determined that Joseph Yiu Wah Chow satisfies the definition of financial sophistication under the NASDAQ listing standards and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

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

The following is a summary of the fees billed to us by Crowe Horwath LLP (“Crowe”), our former independent registered public accounting firm, for professional services rendered for fiscal years ended October 31, 2010and 2009:

	Fiscal Year Ended October 31,
Service Category	2010	2009
Audit Fees	$51,000	$63,648
Audit-Related Fees	$42,319	$18,107
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$93,319	$81,755

On December 16, 2010, in connection with the Merger, we changed our fiscal year end to April 30. The following is a summary of the aggregate fees for professional services and other services rendered by our former independent registered public accounting firm, BDO Limited (“BDO”), for the professional services rendered for fiscal year ended April 30, 2011:

	Fiscal Year Ended April 30,
Service Category	2011
Audit Fees	HK$	1,780,000
Audit-Related Fees	HK$	647,000
Tax Fees		—
All Other Fees		—
Total Fees	HK$	2,427,000

The following table presents the aggregate fees for professional services and other services rendered by Dominic K. F. Chan & Co., our current independent registered public accounting firm, for fiscal years ended April 30, 2010 and 2011:

	Fiscal Year Ended April 30,
Service Category	2011		2010
Audit Fees	HK$	900,000	HK$	350,000
Audit-Related Fees		—	HK$	50,000
Tax Fees		—		—
All Other Fees		—		—
Total Fees	HK$	900,000	HK$	400,000

In the above tables, in accordance with the SEC’s definitions and rules, “audit fees” are fees for professional services for the audit and review of our annual financial statements, as well as the audit and review of our financial statements included in our registration statements filed under the Securities Act and issuance of consents and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements except those not required by statute or regulation; “audit-related fees” are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including attestation services that are not required by statute or regulation, due diligence and services related to acquisitions; “tax fees” are fees for tax compliance, tax advice and tax planning; and “all other fees” are fees for any services not included in the first three categories.

Pre-Approval Policies and Procedures

Our audit committee of the board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Our securities are not listed on a national securities exchange.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

We have no plans or programs for the purchase by us of our outstanding securities.  However, in connection with the Merger, holders of 2,615,732 of our public shares elected to exercise their conversion rights (for a description of these rights, see the IPO Prospectus and the Merger Proxy Statement) and, upon the closing of the Merger, such shares were converted into an average $10.30 (including proceeds that were originally to be from a letter of credit provided by Cohen & Company Securities, LLC but were ultimately paid by us) in cash and were cancelled.  Under Cayman Islands law, such conversions are technically considered “repurchases.”

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On October 27, 2011, our audit committee approved the dismissal of BDO as our independent registered accounting firm and the engagement of Dominic K. F. Chan & Co. as the principal accountant to audit our financial statements.

BDO was engaged as our independent registered accounting firm as of April 13, 2011.  At the time of BDO’s dismissal, BDO had not completed the audit of our financial statements for the fiscal year ended April 30, 2011 and had not issued any report on our financial statements.  BDO has issued an audited report on the financial statements of Plastec International Holdings Limited, a subsidiary of ours, for the year ended April 30, 2010 and the financial statements were prepared in accordance with International Financial Reporting Standards.  There was no BDO’s report on our financial statements which contained an adverse opinion or a disclaimer of opinion of BDO, or was  qualified or modified as to uncertainty, audit scope, or accounting principles.

During BDO’s engagement through October 27, 2011, (a) there were no disagreements, as defined in paragraph (a)(1)(vi) of Item 304 of Regulation S-K, with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreements in connection with its report, and (b) there were no reportable events as defined in paragraph (a)(1)(v) of Item 304 of Regulation S-K, except as described in the following paragraph.

During BDO’s engagement through October 27, 2011, BDO discussed with the management and audit committee chair on certain tax treatments of one of our subsidiaries.  In this connection, BDO requested certain tax information and documentation, including, but not limited to, tax filing documents and other documents to be filed to support the proposed tax position, for that subsidiary.  Up to the date of their dismissal, we were still in the progress of gathering the relevant information and documents, and we had not yet provided BDO with the requested information and documentation.  BDO believes the requested information and documentation is important in determining a proper tax treatment, which has a material impact on the fairness or reliability of our financial statements.  Since this matter was not resolved prior to BDO’s dismissal, this matter is considered a reportable event under paragraph (a)(1)(v)(D) of Item 304 of Regulation S-K. We provided BDO with the foregoing disclosure and requested BDO to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agreed with such disclosure, and, if not, stating the respects in which it did not agree.  A copy of letter furnished by BDO in response to that request is attached as Exhibit 15.2 to this Form 20-F.

During the two most recent fiscal years and the interim period preceding the engagement of Dominic K. F. Chan & Co., the Company did not consult Dominic K. F. Chan & Co. regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and either a written report was provided to the Company or oral advice was provided that Dominic K. F. Chan & Co. concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or a “reportable event” (as described in paragraph 304(a)(1)(v) of Regulation S-K).

On April 13, 2011, our audit committee approved the dismissal of Crowe and the engagement of BDO as the principal accountant to audit our financial statements.

Crowe’s report on the financial statements for the years ended October 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through April 13, 2011, there were no disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe, would have caused Crowe to make reference to the subject matter of the disagreements in connection with its report.

During the two most recent fiscal years and through April 13, 2011, there were no “reportable events” (as described in paragraph 304(a)(1)(v) of Regulation S-K).

We provided Crowe with a copy of the disclosure made in the Report of Foreign Private Issuer on Form 6-K prior to its filing, on April 13, 2011.  We requested Crowe at the time to furnish a letter addressed to the Commission, which is attached to the Report of Foreign Private Issuer as Exhibit 15.1 and incorporated by reference herein, stating whether it agreed with such disclosure, and, if not, stating the respects in which it did not agree.

ITEM 16G.	CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report.

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements
For the Years Ended April 30, 2010 and 2011

CONTENT

Page

Report of Independent Registered Public Accounting Firm	F–1

Consolidated Balance Sheets	F–2

Consolidated Statements of Income and Comprehensive Income	F–3

Consolidated Statements of Shareholders’ Equity	F–4

Consolidated Statements of Cash Flows	F–5

Notes to Consolidated Financial Statements	F–6 – F–23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Plastec Technologies, Ltd.

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the “Company”, formerly known as GSME Acquisition Partners I) and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as the ”Group”) as of April 30, 2011 and 2010, and the related statements of operations, stockholders’ equity and comprehensive income, and cash flows for the years ended April 30, 2011, 2010 and 2009. The preparation of these consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of April 30, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years ended April 30, 2011, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co

Dominic K.F. Chan & Co
Certified Public Accountants
Hong Kong
Date: Nov 9, 2011

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	April 30,
	2010	2011
	HK$	HK$
ASSETS

Current assets
Cash and cash equivalents	151,304	219,757
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of April 30, 2010 and 2011, respectively	242,097	270,763
Inventories (note 3)	74,298	117,733
Deposits, prepayment and other receivables (note 4)	11,739	8,357
Total current assets	479,438	616,610

Property, plant and equipment, net (note 5)	458,725	551,079
Prepaid lease payments, net (note 6)	27,909	26,237
Other assets	11,420	8,001
Total assets	977,492	1,201,927

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings (note 7)	113,976	169,710
Capital lease obligations (note 8)	9,762	5,311
Trade payables	136,014	127,987
Other payables and accruals (note 9)	52,244	80,811
Tax payable	18,678	56,389
Dividend payable	60,000	-
Total current liabilities	390,674	440,208

Capital lease obligations (note 8)	5,570	303
Deferred tax liabilities (note 10)	15,156	15,156
Total liabilities	411,400	455,667

Commitments and contingencies (note 12)	-	-

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 100,000,000 authorized, 7,054,583 and 16,733,196 shares issued and outstanding as of April 30, 2010 and 2011, respectively)	55	131
Additional paid-in capital	113,413	169,973
Accumulated other comprehensive income	7,888	8,106
Retained earnings	444,736	568,050
Total shareholders’ equity	566,092	746,260

Total liabilities and shareholders’ equity	977,492	1,201,927

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,
	2009		2010		2011
	HK$		HK$		HK$

Revenues		913,444		966,755		1,323,533
Cost of revenues		(749,649)		(810,187)		(1,074,880)
Gross profit		163,795		156,568		248,653

Operating expenses, net
Selling, general and administrative expenses		(69,241)		(63,824)		(83,584)
Other income		2,102		4,364		4,711
Write-off of property, plant and equipment		-		(40,348)		(1,791)
Gain (loss) on disposal of property, plant and equipment		(29,031)		1,077		1,315
Total operating expenses, net		(96,170)		(98,731)		(79,349)

Income from operations		67,625		57,837		169,304

Interest income		240		60		124
Interest expense		(5,355)		(2,733)		(3,008)
Income before income tax expense		62,510		55,164		166,420

Income tax expense (note 10)		(772)		(10,857)		(33,106)
Net income		61,738		44,307		133,314

Other comprehensive income Foreign currency translation adjustment		(58)		1,756		218
Comprehensive income attributable to Plastec Technologies, Ltd.		61,680		46,063		133,532

Net income per share (note 11):

Weighted average number of ordinary shares		7,054,583		7,054,583		7,891,754

Weighted average number of diluted ordinary shares		7,054,583		7,054,583		7,891,754

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	8.8	HK$	6.3	HK$	16.9

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	8.8	HK$	6.3	HK$	16.9

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at May 1, 2009	7,054,583	55	113,413	6,132	430,429	550,029

Net income for the year	-	-	-	-	44,307	44,307
Dividends declared and approved	-	-	-	-	(30,000)	(30,000)
Cumulative translation adjustment	-	-	-	1,756	-	1,756

Balance at April 30, 2010 and at May 1, 2010	7,054,583	55	113,413	7,888	444,736	566,092

Recapitalization in connection with the reverse merger	2,191,768	17	56,619	-	-	56,636
Issuance of ordinary shares	7,486,845	59	(59)	-	-	-
Net income for the year	-	-	-	-	133,314	133,314
Dividends declared and approved	-	-	-	-	(10,000)	(10,000)
Cumulative translation adjustment	-	-	-	218	-	218

Balance at April 30, 2011	16,733,196	131	169,973	8,106	568,050	746,260

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,
	2009	2010	2011
	HK$	HK$	HK$

Operating activities
Net income	61,738	44,307	133,314
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	103,187	120,875	143,640
Bad debt expenses	324	-	-
Net loss (gain) on disposal of property, plant and equipment	29,031	(1,077)	(1,315)
Net loss (gain) on disposal of prepaid leases	-	-	(3,799)
Write-off of property, plant and equipment	-	40,348	1,791
Impairment on inventories	-	5,571	6,095
Deferred tax charge	3,527	358	-
Changes in operating assets and liabilities:
Trade receivables	66,850	(68,212)	(28,666)
Inventories	16,977	3,294	(49,530)
Deposits, prepayment and other receivables	(31,349)	1,336	3,382
Trade payables	(20,126)	49,533	(8,027)
Other payables and accruals	363	5,559	27,044
Tax payables	(11,379)	3,221	37,711

Net cash provided by operating activities	219,143	205,113	261,640

Investing activities
Purchase of property, plant and equipment	(183,602)	(173,313)	(225,904)
Proceeds from disposal of property, plant and equipment	3,850	6,456	2,405
Proceeds from disposal of prepaid leases	-	-	3,919
Deposits for purchase of property, plant and equipment	(1,009)	(11,420)	(8,001)

Net cash used in investing activities	(180,761)	(178,277)	(227,581)

Financing activities
Net cash inflow from the merger transaction	-	-	58,160
Proceeds from bank borrowings	258,809	254,656	464,651
Repayment of bank borrowings	(293,620)	(187,321)	(408,917)
Repayment of capital lease obligations	(23,826)	(18,674)	(9,718)
Dividends paid	-	(20,000)	(70,000)

Net cash provided by (used in) financing activities	(58,637)	28,661	34,176

Effect of exchange rate changes on cash and cash equivalents	(56)	768	218

Net increase (decrease) in cash and cash equivalents	(20,255)	55,497	68,235
Cash and cash equivalents, beginning of year	115,350	95,039	151,304
Cash and cash equivalents, end of year	95,039	151,304	219,757

Supplementary disclosures of cash flow information:

Interest paid	5,491	2,733	2,883

Income taxes paid	8,624	7,278	(4,605)

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background

Plastec Technologies, Ltd. (“Company”) (formerly known as “GSME Acquisition Partners I”), incorporated under the laws of Cayman Islands on March 27, 2008, and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as a group) are principally engaged in the provision of integrated plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly.  The Company’s manufacturing activities are performed in the People’s Republic of China (the “PRC” or “China”).  The selling and administrative activities are mainly performed in China, and in Hong Kong.

As of April 30, 2011, details of the Company’s subsidiaries are as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Allied Sun Corporation Limited	August 20, 2008	Hong Kong	100%	Investment holding

Broadway Industrial Holdings Limited	August 17, 2005	BVI	100%	Manufacturing of plastic parts of electronic appliances

Broadway Industrial Holdings Limited	March 22, 2006	Hong Kong	100%	Investment holding

Broadway Manufacturing Company Limited	August 17, 2005	BVI	100%	Property investment

Broadway Precision Industrial (Kunshan) Ltd.	August 26, 2008	PRC	100%	Manufacturing of plastic parts of electronic appliances
昆山海汇精密模具工业 有限公司

Broadway Precision Technology Limited	April 28, 2011	Hong Kong	100%	Dormant

Broadway Precision Technology Ltd.	February 8, 2011	BVI	100%	Dormant

Dongguan Sun Chuen Plastic Products Co., Ltd. (“Dongguan Sun Chuen”)	December 8, 2004	PRC	100%	Manufacturing of plastic parts of electronic appliances
东莞新川塑胶制品有限公司

Sun Line Precision Ltd. (previously named, “Fast Achieve Enterprises Ltd.”)	March 10, 2004	BVI	100%	Dormant

Heyuan Sun Line Industrial Ltd. (“Heyuan Sun Line”)	February 20, 2004	PRC	100%	Manufacturing of plastic parts of electronic appliances
河源新丽工业有限公司

New Skill Holdings Limited	March 29, 2004	Samoa	100%	Investment holding

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Plastec International Holdings Limited	February 18, 2004	BVI	100%	Investment holding

Sun Line Industrial Limited	April 27, 1993	Hong Kong	100%	Manufacturing of plastic products and provision of silk printing service

Sun Line (Macao Commercial Offshore) Company Limited	August 13, 2004	Macau	100%	Trading of plastic products

Sun Line Precision Industrial (Zhuhai) Ltd.	October 10, 2008	PRC	100%	Manufacturing of plastic parts of electronic appliances
珠海新丽模具有限公司

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Provision of spraying and silk printing services

Sun Ngai Spraying and Silk Print (HK) Co., Ltd.	March 22, 2006	Hong Kong	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Investment holding

The Merger Transaction with Plastec International Holdings Limited

On March 27, 2008, Company was established as a special purpose acquisition company whose objective is to consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses located in the PRC.

On August 6, 2010, Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited (“GSME Sub”), Plastec International Holdings Limited (“Plastec”) and all shareholders of Plastec (“Plastec Shareholders”) (together, the “Parties”).  Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub was to be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of the Company (the “Merger”).  The Plastec Shareholders were then entitled to receive up to an aggregate of 16,948,053 ordinary shares, par value US$0.001 per share, of the Company.

On September 13, 2010, in connection with the Merger, the Parties entered into an Amended and Restated Agreement and Plan of Reorganization (the “Amended and Restated Merger Agreement”) to, amongst other matters, revise the terms of the merger consideration to be paid to the Plastec Shareholders.  Pursuant to the Amended and Restated Merger Agreement, upon consummation of the Merger, the Plastec Shareholders became entitled to receive up to an aggregate of 16,778,571 ordinary shares of the Company, of which 7,054,583 shares were issued to the Plastec Shareholders on the closing of the Merger and the remaining of up to 9,723,988 shares (2,944,767, 3,389,610 and 3,389,611 shares for 2011, 2012 and 2013 respectively) (the “Earnout Shares”) will be issued to the Plastec Shareholders, if Plastec has net income as defined in the Amended and Restated Merger Agreement in the following amounts for the indicated years ending April 30 below:

Year ending April 30,	Net Income
HK$

2011	130,700
2012	176,000
2013	250,000

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

The Merger Transaction with Plastec International Holdings Limited - Continued

At the Special Meeting held on December 10, 2010, the merger proposal was approved by the shareholders.  On December 16, 2010, the Company consummated the transactions contemplated by the Amended and Restated Merger Agreement, pursuant to which, amongst other things, Plastec became a wholly owned subsidiary of the Company (the “Merger Transaction”).  The Merger Transaction was accounted for as a reverse acquisition with Plastec being considered the accounting acquirer in the Merger.

The completion of the Merger enabled the Plastec Shareholders to obtain a majority voting interest in the Company.  Generally accepted accounting principles in the United States require that a company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes.  Accordingly, the aforementioned Merger Transaction was accounted for as a reverse acquisition of a private operating company (Plastec) with a non-operating public company (the Company) with significant amount of cash.  The reverse acquisition process utilizes the capital structure of the Company and the assets and liabilities of Plastec are recorded at historical cost.  The transaction was recorded as a recapitalization of Plastec and thus was reflected retrospectively in Plastec’s historical financial statements. Although Plastec is deemed to be the accounting acquirer for financial accounting and reporting purposes, the legal status of Plastec as the surviving company did not change.

Under the reverse acquisition accounting, the historical consolidated financial statements of the Company for the periods prior to December 16, 2010 are those of Plastec and its subsidiaries.  Since Plastec is deemed as accounting acquirer, Plastec’s fiscal year replaced the Company’s fiscal year.  The fiscal year end is changed from October 31 to April 30.  The financial statements of the Company reflect the aforementioned Merger Transaction in the consolidated statement of shareholders’ equity through a line of “Recapitalization in connection with the reverse merger” to present the net assets of the Company as of December 16, 2010.  The net assets of the Company as of December 16, 2010 were as follows:

Net assets acquired:	HK$

Cash	58,160
Accounts payable and accrued liabilities	(1,524)
56,636

On April 30, 2011, the Parties entered into an amendment to the Amended and Restated Merger Agreement to remove the provisions of Earnout Shares and issued an aggregate of 7,486,845 ordinary shares of the Company to the Plastec Shareholders on April 30, 2011.

2.	Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”), include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries.  All significant intercompany balances, transactions and cash flows are eliminated on consolidation.

Foreign currency translation

The functional currency of the Company is United States Dollar.  The functional currency of the subsidiaries other than the PRC subsidiaries is Hong Kong dollar. The subsidiaries in the PRC have their local currency, Renminbi, as their functional currency.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions.  At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain (loss) included in other income were (HK$2,108), HK$998 and (HK$1,164) for the years ended April 30, 2009, 2010 and 2011, respectively.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined and are reported as part of the fair value gain or loss.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Foreign currency translation - Continued

In the consolidated financial statements, all individual financial statements originally presented in a currency different from the Company’s reporting currency have been converted into Hong Kong dollars.  Assets and liabilities have been translated into Hong Kong dollars at the closing rates at the reporting date.  Income and expenses have been converted into the Hong Kong dollars at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly.  Any differences arising from this procedure have been recognized in other comprehensive income and accumulated separately in the shareholders’ equity.

Use of estimates

The preparation of consolidated financial statements in conformity with the US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.  The most significant estimates relate to allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, valuation allowance for deferred tax assets and contingencies. Actual results could differ from those estimates made by management.

Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand and demand deposits with banks with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade receivables

Trade receivables are stated at the amount management expects to collect from balances outstanding at reporting period end. Based on management’s assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at reporting period end will be immaterial.

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers’ financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Trade receivables are written off if reasonable collection efforts are not successful.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on using the first-in first-out method. Work-in-progress and finished goods comprises of raw materials, direct labour and overhead associated with the manufacturing process.  Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at acquisition cost less accumulated depreciation and impairment losses.  The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Property, plant and equipment - Continued

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	5%
Plant and machineries	10%-33.5%
Furniture, fixtures and equipment	5%-20%
Leasehold improvements	15%-20%
Computer equipment	20%-33.33%
Motor vehicles	20%
Moulds	20%-50%

The assets’ estimated residual values, depreciation methods and estimated useful lives are reviewed, and adjusted if appropriate, at each reporting date.

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

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated statement of income.

All other costs, such as repairs and maintenance are charged to the operations during the financial period in which they are incurred.

Prepaid lease payments

Upfront payments made to acquire land held under an operating lease are stated at costs less accumulated amortization and any accumulated impairment losses.  The determination if an arrangement is or contains a lease and the lease is an operating lease is detailed as below.   Amortization is calculated on a straight line basis over the term of the lease/right of use except where an alternative basis is more representative of the time pattern of benefits to be derived by the Company from use of the land.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease.  For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.  A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.  All other leases are accounted for as operating leases.  The Company has both capital leases and operating leases in the periods presented.

Valuation of long-lived assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value.  In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Revenue recognition

Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectability is reasonably assured.  Customers do not have a general right of return on products shipped.  The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales. Products returns to the Company were insignificant during past years.

Comprehensive income

The Company presents comprehensive income in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 220 “Comprehensive Income”.  FASB ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the periods and the foreign currency translation adjustments.

Shipping and handling cost

Shipping and handling costs related to the delivery of finished goods are included in selling, general and administrative expenses. For the years ended April 30, 2009, 2010 and 2011, shipping and handling costs were HK$10,092, HK$11,091 and HK$15,549, respectively.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740 “Income taxes”, which requires an entity to recognize deferred tax assets and liabilities using the asset and liability method.  Under this method, deferred income taxes are recognized for all temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated financial statements.  A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest or penalties, accounting in interim periods, disclosure and transition. Interest and penalties from tax assessments, if any, are included in income taxes in the consolidated statement of income.

Post-retirement and post-employment benefits

The Company contributes to a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance for all of its Hong Kong employees who are eligible to participate in the Mandatory Provident Fund (“MPF”) Scheme. Contributions are made based on a percentage of the employees’ basic salaries.

The employees of the Company’s subsidiaries which operate in the PRC are required to participate in a central pension scheme operated by the local municipal government. PRC subsidiaries are required to contribute certain percentage of its payroll costs to the central pension scheme.

Contributions are recognized as an expense in consolidated statement of income as employees render services during the period. The Company's obligations under these plans are limited to the fixed percentage contributions payable.

Net income per share

Basic net income per share is computed by dividing net income available to ordinary shares by the weighted average number of ordinary shares outstanding during the period.  Diluted net income per share gives effect to all dilutive potential ordinary shares outstanding during the period.  The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued.  In computing the dilutive effect of potential ordinary shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Derivatives

Derivatives are carried at fair value and are reported as other current assets when the Company has a contractual right to receive cash from the counterparty that are potentially favorable to the Company and as accrued and other current liabilities where the Company has a contractual obligation to deliver cash to a counterparty that are potentially unfavorable to the Company.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in the consolidated statement of income and comprehensive income. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the consolidated statement of income and comprehensive income when the hedged item affects net income. If a derivative does not qualify as a hedge, it is marked to fair value through the consolidated statement of income and comprehensive income.

Fair Value Measurements

The Company has adopted FASB ASC 820 “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value in the US GAAP, and expands disclosures about fair value measurements.  It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

Its establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Recently issued accounting pronouncements

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force), which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  ASU No. 2010-29 is effective for business combinations for which the acquisition date is after the annual periods ending after December 15, 2010 and which early adoption is permitted.  The Company believes that the adoption of ASU No. 2010-29 may impact future business combinations.

The FASB has issued Accounting Standards Update (ASU) No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The FASB believes the guidance in this ASU will improve financial reporting by creating greater consistency in the way GAAP is applied for various types of debt restructurings. The ASU clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings.

In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. The amendments to FASB Accounting Standards Codification™ (Codification) Topic 310, Receivables, clarify the guidance on a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. ASU No. 2011-02 is effective for interim and annual periods beginning on or after June 15, 2011, and the adoption did not have a material impact on the Company’s financial position, results of operations and cash.

The FASB has issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011.

The FASB has issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Accounting Standards CodificationTM (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and the adoption did not have a material impact on the Company’s financial position, results of operations and cash.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.	Inventories

Inventories consist of the following:

	April 30,
	2010	2011
	HK$	HK$

Raw materials	32,785	45,419
Work in progress	23,804	43,127
Finished goods	17,709	29,187
	74,298	117,733

The Company made allowances of HK$nil, HK$5,571 and HK$6,095 against the cost of inventories during the years ended April 30, 2009, 2010 and 2011 respectively based on the assessment of the lower of cost or market.

4.	Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:
	April 30,
	2010	2011
	HK$	HK$

Prepaid rent	2,094	2,038
Prepaid insurance	266	664
Prepaid electricity	315	622
Rental deposit	4,121	3,478
Deposit for the import processing arrangement	366	297
Others	4,577	1,258
	11,739	8,357

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:
	April 30,
	2010	2011
	HK$	HK$

Property, plant and equipment:
Buildings	20,940	21,148
Plant and machineries	683,607	753,866
Furniture, fixtures and equipment	93,558	125,106
Leasehold improvements	10,724	8,070
Computer equipment	9,025	12,983
Motor vehicles	10,018	9,406
Moulds	33,246	23,477
	861,118	954,056
Accumulated depreciation and amortization	(407,096)	(497,971)
Construction in progress	4,703	94,994
Property, plant and equipment, net	458,725	551,079

As of April 30, 2010 and 2011, construction in progress mainly represents the new factory building and the staff dormitory located in Shenzhen under construction.

Depreciation and amortization of property, plant and equipment were HK$103,162, HK$120,850 and HK$142,089 during the years ended April 30, 2009, 2010 and 2011, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

5.	Property, Plant and Equipment - Continued

Property, plant and equipment recorded under capital leases consist of the following:

	April 30,
	2010	2011
	HK$	HK$

Property, plant and equipment recorded under capital leases:
Plant and machineries	83,562	32,803
Accumulated depreciation and amortization	(32,661)	(14,827)
Property, plant and equipment recorded under capital leases, net	50,901	17,976

Depreciation and amortization of property, plant and equipment recorded under capital leases were HK$9,652, HK$9,251 and HK$4,725 for the years ended April 30, 2009 and 2010 and 2011 respectively.

6.	Prepaid Lease Payments

As of April 30, 2010 and 2011, prepaid lease payments represented the prepayment of land use right for land located in Heyuan with an expiry date on March 26, 2054, and for another three pieces of lands located in Shenzhen with an expiry date on December 31, 2037, December 31, 2037 and February 28, 2040, respectively.

Amortization of prepaid lease payments were HK$152, HK$1,552 and HK$1,551 for the years ended April 30, 2009, 2010, and 2011, respectively.

7.	Bank Borrowings and Banking Facilities

The subsidiaries of the Company have credit facilities with various banks representing import loans, hire purchase, trust receipt, documentary credits, loans and overdraft.  As of April 30, 2010 and 2011, these facilities totaled HK$259,197 and HK$365,501, of which HK$145,221 and HK$195,791 were unused as of April 30, 2010 and 2011, respectively. These facilities are granted with the provision of corporate and personal guarantees jointly by the Company and a director of the Company to the banks.

As of April 30, 2010 and 2011, bank borrowings consist of HK$53,676 import loans and HK$60,300 bank loans as of April 30, 2010, and HK$101,974 import loans and HK$67,736 bank loans, respectively. All of the outstanding balances were supported by the facilities mentioned above.  Import loans were granted from six banks as of April 30, 2010 and 2011 as a kind of invoice financing with terms ranged from 3 to 6 months on top of the suppliers’ credit terms or invoice date. The interest rate thereon ranged from 1.20% to 1.45% per annum.  Details of the bank loans were set out as follows:

During the year ended April 30, 2010, CITIC Bank International Limited provided the Company a term loan with an outstanding of HK$3,125 which is repayable by 5 quarterly installments of HK$625 commencing on April 19, 2010. The interest thereon is calculated based on 2.00% per annum over HIBOR. As of April 30, 2010, an amount of HK$2,500 was outstanding which had been fully paid on April 17, 2011.

During the years ended 2010 and 2011, Hongkong and Shanghai Banking Corporation Limited granted the Company five loans including:

(i)
A term loan of HK$12,000 which is repayable by 20 quarterly installments of HK$600 commencing on December 1, 2009 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2010 and 2011, an amount of HK$10,800 and HK$8,400 was outstanding, respectively, which will be fully repaid on August 22, 2014.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.	Bank Borrowings and Banking Facilities - Continued

(ii)
A term loan of HK$12,000 which is repayable by 17 quarterly installments of HK$666 and a final installment of HK$678 commencing on May 28, 2010 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2010 and 2011, an amount of HK$12,000 and HK$9,336 was outstanding, respectively, which will be fully repaid on August 25, 2014.

(iii)
A term loan of HK$3,800 which is repayable by 16 quarterly installments of HK$238 commencing on July 31, 2010 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2010 and 2011, an amount of HK$3,800 and HK$2,850 was outstanding, respectively, which will be fully repaid on April 30, 2014.

(iv)
A term loan of HK$16,200 which is repayable by 16 quarterly installments of HK$1,013 commencing on July 31, 2010 with repayment on demand clauses.  The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2010 and 2011, an amount of HK$16,200 and HK$12,150 was outstanding, respectively, which will be fully repaid on April 30, 2014.

(v)
A revolving loan of HK$15,000 bearing an interest of 1.25% per annum over HIBOR or LIBOR until May 23, 2010, and 1.875% afterwards. The aforesaid amount was outstanding as of April 30, 2010 and had been fully repaid as of April 30, 2011.

During the year ended April 30, 2011, Hang Seng Bank Limited granted the Company a term loan of HK$40,000 which is repayable by 16 quarterly installments of HK$2,500 commencing on September 7, 2010. The interest thereon is calculated based on 3.32% per annum (with interest rate swap selected). As of April 30, 2011, an amount of HK$35,000 was outstanding which will be fully paid on September 8, 2014.

The weighted average interest rates on the bank loans for the years ended April 30, 2009, 2010 and 2011 were 3.50%, 1.59% and 2.58% per annum, respectively

8.	Capital Lease Obligations

The Company entered into capital leases for items of machinery.  The Company has the option to purchase the leased machineries at prices that are expected to be sufficiently lower than the fair values of the leased assets at the end of the lease.  The lease terms are for 4 to 5 years.

The Company recorded these equipments at the present value of the total lease payments using discount rates ranging from 4.47% to 7.12% and 5.46% to 6.77% as of April 30, 2010 and 2011.

Future minimum lease payments under these leases are as follows:

	April 30,	April 30,
	2010	2011
	HK$	HK$

Year ended April 30, 2011	10,404	-
Years ending April 30,
2012	5,418	5,463
2013	307	307
	16,129	5,770
Less: Imputed interest	797	156
	15,332	5,614
Less: Current portion of capital lease obligations	9,762	5,311
Non-current portion of capital lease obligations	5,570	303

The Company recorded interest expense of HK$2,816, HK$1,631 and HK$609 for the years ended April 30, 2009, 2010 and 2011, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.	Other Payables and Accruals

Other payables and accruals consist of the following:

	April 30,
	2010	2011
	HK$	HK$

Accrued salaries, wages and bonus	20,886	31,855
Accrued electricity and water	4,992	5,627
Deposit received	4,357	2,875
Provision for employees’ retirement benefit	2,895	7,290
Accrued commission and bonus	2,882	6,559
Accrued transportation expense	2,073	1,117
Accrued audit fee	1,084	3,113
Accrued rent	308	51
Accrued professional fee	728	382
Accrued sundries expenses	7,304	15,152
Other payables	3,678	2,942
Derivative liabilities	-	1,540
Others	1,057	2,308
	52,244	80,811

10.	Income Taxes

The Company and its subsidiaries are subject to taxation in various jurisdictions including Hong Kong and PRC. Pursuant to the rules and regulations of the Cayman Islands, the Company is not subject to any income tax in the Cayman Islands. The income of its subsidiaries which are incorporated in the BVI is not subject to taxation in the BVI under the current BVI law. Under the current Samoa law, subsidiary incorporated in Samoa is not subject to income tax as it has no business operations in Samoa. The subsidiary operating in Macao is exempted from income taxes as it is a qualified 58/99/M company.  The subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5% and 16.5% for the years ended April 30, 2009, 2010 and 2011 to the estimated income earned in or derived from Hong Kong if applicable.

Enterprise income tax in the PRC was generally charged at 33% of the assessable profit prior to January 1, 2008. From January 1, 2008, with the effect of the new PRC Enterprise Income Tax Law and Implementation Rules (“EIT Law”), the enterprise income tax rate on all domestic-invested enterprises and foreign investment enterprises in the PRC has been reduced from the rate of 33% to 25%, unless they qualify for certain exemptions.

Two of the PRC subsidiaries, Dongguan Sun Chuen and Heyuan Sun Line, were granted with a five-year grandfather period in accordance with the PRC tax regulation, “GuoShuiFa (2007) No. 39” issued in 2007.  Under the new EIT Law, they continued to entitle to a full exemption for two years starting from the first profit-making year followed by a 50% exemption for the next three years. For Dongguan Sun Chuen, the grandfather period started from January 1, 2007 as this was the first profit-making year.  However, Heyuan Sun Line has not been making profit so far, under the new EIT Law, the five-year grandfather period will be deemed started on January 1, 2008.

The Company also operates two processing factories in China for its manufacturing operations. Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory which are located in Dongguan and Shenzhen respectively.

Dongguan Sun Line Processing Factory is conducted pursuant to the processing agreement entered into between Sun Line Industrial Limited, which is incorporated in Hong Kong, and the PRC counterparty approved by Dongguan City Foreign Trade and Economic Cooperation Bureau.

Under the processing agreement, Sun Line Industrial Limited is not considered by local tax authorities to be doing business in China; accordingly, it is not subject to local taxes in China. The PRC company is responsible for paying taxes it incur as a result of its operation under the processing agreement.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Income Taxes - Continued

In accordance with the Hong Kong Inland Revenue Departmental (“IRD”) Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong under the processing agreement has been determined is not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been based on such tax relief.

Shenzhen Broadway Processing Factory is conducted pursuant to the processing agreement entered into between Broadway Industrial Holdings Limited, which is incorporated in BVI, and the PRC counterparty approved by Shenzhen City Baoan District Economic Development Bureau.

Due to the complexity involved with certain tax matters, the Company has engaged an independent tax advisor to perform assessment in accordance with FASB ASC 740 “Income Taxes” during the year. The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest and penalty as estimated which relate to tax years still subject to review by taxing authorities.  Review periods remain open until the statute of limitations has passed.

Based on the operation of the BVI incorporated Broadway Industrial Holdings Limited (“Broadway Industrial (BVI)”), the PRC tax bureau may take the position that it has a permanent establishment in the PRC.  Accordingly, Broadway Industrial (BVI) is subject to enterprise income tax at a rate of 25% on the net profits attributable to the permanent establishment in the PRC.  As such, Broadway Industrial (BVI) provided income tax provisions at 25%.

Similarly, the PRC tax bureau may also take the position that New Skill Holdings Limited has a permanent establishment in the PRC through its import processing arrangement with its subsidiary, Dongguan Sun Chuen.  Accordingly, New Skill Holdings Limited provided income tax provisions at 25% on the net profits attributable to the permanent establishment in the PRC.

Uncertain tax positions of all PRC subsidiaries have been also assessed and in the opinion of the independent tax advisor there are no significant uncertain tax positions except for the transactions in between the PRC subsidiaries and their holding companies being subject to transfer pricing rulings in the PRC. The Company has evaluated the possibility of being charged with the under pricing arrangement by the relevant authorities. Accordingly, provision has been made for the estimated transfer pricing tax liabilities.

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. For the fiscal years ended April 30, 2009, 2010 and 2011, we had accrued interest or penalties on the consolidated balance sheets of HK$2,237, HK$650 and HK$1,052 respectively on the consolidated balance sheets as at April 30, 2011. The Company had no significant unrecognized tax benefits at April 2009, 2010 and 2011.

As of April 30, 2010 and 2011, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future.  The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended April 30,
	2009	2010	2011
	HK$	HK$	HK$

Current tax
- Hong Kong	(2,779)	10,499	2,695
- PRC	24	-	30,411
Deferred tax	3,527	358	-
	772	10,857	33,106

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Income Taxes - Continued

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended April 30,
	2009	2010	2011
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	1,059	(3,795)	3,842
Effect of different tax rates in other jurisdictions	8,501	11,625	42,800
Effect of income not chargeable for tax purpose	(6,369)	(12,192)	(70,292)
Effect of expenses not deductible for tax purpose	3,821	16,797	56,740
Tax effect of unused tax losses not recognized	1,771	(1,578)	16
Other temporary difference not recognized	(1,947)	-	-
Over provision in previous years	(6,064)	-	-
Net change in valuation allowances	-	-	-
	772	10,857	33,106

The components of deferred tax asset (liability) recognized are as follows:

	April 30,	April 30,
	2010	2011
	HK$	HK$

Deferred tax asset (liability):
Net operating loss carry forwards	3,153	(15,156)
Depreciation and amortization	(15,156)	-
Others	3,730	-
	(8,273)	(15,156)
Less: Valuation allowance	(6,883)	-
Net deferred tax asset (liability)	(15,156)	(15,156)

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years.  Tax losses of non-PRC entities can be carried forward indefinitely.  The unused tax losses, amounted to HK$1,632, HK$1,838 and HK$5,008, will be expired in calendar year ending 2012, 2013 and 2014 respectively.

11.	Net Income Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended April 30,
	2009		2010		2011
	HK$		HK$		HK$

Basic and diluted income per share
Net income for the year – numerator		61,738		44,307		133,314
Weighted average number of basic and diluted ordinary shares outstanding - denominator		7,054,583		7,054,583		7,891,754

Basic and diluted income per share	HK$	8.8	HK$	6.3	HK$	16.9

In connection with the reverse acquisition and recapitalization, all share and per share amounts have been retroactively restated.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

12.	Commitments and Contingencies

Operating lease

The Company leases a number of properties under operating leases. Rental expenses under operating leases for the years ended April 30, 2009, 2010 and 2011 were HK$21,226, HK$19,020 and HK$19,639, respectively.

As of April 30, 2011, the Company was obligated under non-cancellable operating leases minimum rentals as follows:

HK$

Years ending April 30,
2012	14,408
2013	11,995
2014	9,103
2015	4,704
Thereafter	788
Total minimum lease payments	40,998

Capital commitment

As of April 30, 2011, the Company had capital commitments for constructing factory building and purchase of plant and machineries totaling HK$67,094, which are expected to be disbursed during the year ending April 30, 2012.

Bonus Plan

The Company has established a bonus plan for the management/executive officers. Pursuant to the plan, in order for any bonus to be paid, the Company must achieve an annual net profit (excluding any extraordinary items) of HK$78,000 in any fiscal year, which is refer to as the “Net Profit Target”. If the Net Profit Target is achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target will be set aside to provide bonuses to the management/executive officers. Of the bonus pool that is created, Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning would currently be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to the remaining officers, subject to adjustment at the discretion of the board. Payment of any bonuses under the plan will be in cash or ordinary shares (to be purchased in the open market), at the board’s sole discretion. The plan had taken effect beginning with the current fiscal year ending April 30, 2011. Based on the financial results in the year ended April 30, 2011, the Company had met the Net Profit Target with the net profit after tax of HK$133,314 therefore bonuses will be paid under the plan; however, the exact amount of any such bonuses will be determined at a later time.

13.	Employee Benefits

The Company contributes to a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its employees who are eligible to participate in the MPF Scheme. The total MPF contributions were HK$355, HK$379 and HK$418 for the years ended April 30, 2009, 2010 and 2011, respectively.

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The total provisions for such employee benefits were HK$12,138, HK$12,043 and HK$21,249 for the years ended April 30, 2009, 2010 and 2011, respectively.

14.	Statutory Reserve Appropriation for PRC Subsidiaries

Pursuant to the laws and regulations applicable to the PRC, the Company’s wholly foreign owned subsidiaries must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund.  Subject to the law applicable to foreign invested enterprises in the PRC, they were required annual appropriations of the general reserve fund no less than 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end).  These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. Dongguan Sun Chuen has made appropriation at 10% of its accumulated after-tax profit upto its PRC year ended December 31, 2009 in May 31, 2011, while it has been operating at loss thereafter.  For other PRC subsidiaries, there is no appropriation be made as a result of their after-tax losses incurred in these periods.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

15.	Warrants and Unit Purchase Options

As of April 30, 2010 and 2011, there were 7,200,000 warrants outstanding. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of US$11.50 commencing upon the consummation of the Merger, that is December 16, 2010 and expiring November 18, 2014.  Among the outstanding warrants, the Company has the option to redeem 3,600,000 units of warrants at a price of US$0.01 per warrant upon 30 days notice while the warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least US$17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.  No warrant was exercised before the end of the reporting period.

Unit Purchase Options (“UPOs”) were granted to Cohen & Company Securities, LLC and its designees to purchase 360,000 units at an exercise price of US$15.00 per unit.  Each unit issuable upon exercise of the UPOs consists of one ordinary share and one warrant.  The UPOs became exercisable on December 16, 2010 expires November 18, 2014.  The UPOs may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPOs to exercise the unit purchase option without the payment of cash.  No UPOs were converted before the end of the reporting period. As of April 30, 2010 and 2011, there were 360,000 units of UPOs outstanding.

For the years ended April 30, 2009, 2010 and 2011, potential ordinary shares of 7,200,000, 7,200,000 and 7,200,000 shares related to warrants and 360,000, 360,000 and 360,000 shares related to UPOs, retroactively and respectively are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

16.	Financial Instruments and Derivatives

The Company adopted FASB ASC 820 “Fair Value Measurements and Disclosures” to measure its assets and liabilities. The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Except for the interest rate swap contracts described below, the carrying amounts of financial assets and liabilities, such as cash and cash equivalents, trade receivables, deposits, prepayment and other receivables, other current assets, trade payables, and other current liabilities, approximate at their fair values because of the short maturity of these instruments and market rates of interest.

As a result of the various floating rate bank borrowings being obtained during the period to support the Company's expansion, the Company entered into two interest rate swap contracts with two commercial banks to reduce the exposure to variability in future cash flows attributable to a portion of its borrowings.  The Company did not use these derivative financial instruments for speculative or trading purpose, nor did it hold or issue leveraged derivative financial instruments. As of April 30, 2011, the fair value of the two interest rate swap contracts amounted to HK$1,540 was included in other payables and accruals in current liabilities. The two respective interest rate swap contracts will be expired on August 29, 2014 and September 8, 2014, with their notional amounts as of April 30, 2011, HK$17,736 and HK$35,000 respectively. The provisions of the contracts provide that the Company will pay the commercial banks a fixed rate of 2.65% p.a. and 2.07% p.a. respectively and the commercial banks will pay the Company a variable rate equal to three-month HIBOR, which was 0.25% at April 30, 2011. The interest rate swap contracts were not designated as a hedging instrument under derivative accounting guidance, and gains and losses from changes in its fair value were therefore included in interest expenses. These interest rate swap contracts are classified as Level 2 in the fair value hierarchy under FASB ASC 820. The fair value of the interest rate swap contracts is arrived at by discounting the present value of the difference between the contractual swap rate and the current market swap rates on April 30, 2011, utilizing the notional amounts and the remaining terms of the swap contracts.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

16.	Financial Instruments and Derivatives - Continued

The following table summarizes the Company’s fair value of outstanding derivatives:

	Consolidated	April 30,
	Balance Sheet Presentation	2010	2011
		HK$	HK$
Derivatives not designated as hedging instruments
Fair value of interest rate swap contracts	Other payables and accruals	-	1,540

The impact on net income from derivatives activity for the years ended April 30, 2009, 2010 and 2011 are as follows:

	Presentation of gain or	Year ended April 30,
	loss recognized on derivatives	2009	2010	2011
		HK$	HK$	HK$
Derivatives not designated as hedging instruments
Interest rate swap contracts	Changes in fair value of derivatives included in administrative expenses			2,254

17.	Operating risks

Concentrations of Processing Factories

The Company operates two of its processing factories through contractual arrangements for manufacturing premises and manufacturing labour services pursuant to the processing agreements, with expiry dates of December 17, 2011 and November 5, 2012 respectively. On January 30, 2011, an agreement was signed with the PRC counterparty and was approved by Shenzhen City Baoan District Economic Development Bureau to extend the contractual arrangement dated December 17, 2011 for a year further, with a new expiry date of December 31, 2012. These processing factories represent significant portion of the Company's production facilities. Should the Company be unable to extend the processing agreements, or to locate an alternative facility site or enter into an alternative processing arrangement, the Company’s production would be adversely affected. This could result in a material adverse effect on the Company’s results of operations and financial condition.

Concentrations of Major Suppliers

Three major suppliers provided approximately 30.2%, 38.2% and 27.5% of the Company’s purchases of raw materials which are mainly resins for the years ended April 30, 2009, 2010 and 2011 respectively. A substantial percentage of the Company’s trade payables are due to these suppliers which accounted for 38.2% and 28.0% of the total accounts payables as of April 30, 2010 and 2011.

Concentrations of Major Customers

A substantial percentage of the Company’s sales are made to two customers and are typically sold on an open account basis. The sales to these two customers accounted for 23.5%, 32.5% and 23.4% and 5.4%, 14.9% and 33.3% of the total net sales for the years ended April 30, 2009, 2010 and 2011, respectively.

Concentrations of Credit Risk

The largest trade receivables balances from the five customers as of April 30, 2010 and 2011 respectively accounted for 68.1% and 73.7% of total trade receivables of the time. The Company has not experienced any significant difficulty in collecting its trade receivables in the past and is not aware of any financial difficulties being experienced by it major customers. There were bad debt expenses of HK$324, HK$nil and HK$nil for the years ended April 30, 2009, 2010 and 2011, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

18.	Operating Segment and Geographical Information

The Company uses the management approach model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. The Company consists of one reportable business segment which is provision of integrated plastic manufacturing services. All of the Company’s sales are from the manufacturing processes which are conducted in PRC. The Company’s sales to customers by geographic destination are analyzed as follows:

	Year ended April 30,
	2009	2010	2011
	HK$	HK$	HK$

Asia-Pacific Region	835,135	802,953	852,062
Europe and the United States	78,309	163,802	471,471
	913,444	966,755	1,323,533

The location of the Company’s identifiable assets is as follows:
	April 30,
	2010	2011
	HK$	HK$

PRC	596,476	738,410
Hong Kong	377,976	459,557
Macau	3,040	3,960
	977,492	1,201,927

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: November 9, 2011

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).

2.1	Specimen Unit Certificate (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).

2.2	Specimen Warrant Certificate (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).

2.3	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).

2.4
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (included as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).

2.5	Form of Representative’s Unit Purchase Option (included as Exhibit 4.5 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).

2.6
Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Annex A to the Merger Proxy Statement and incorporated herein by reference).

2.7
Amendment No. 1, dated as of December 9, 2010, to Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 9, 2010 and incorporated herein by reference).

Exhibit No.	Description

2.8
Amendment No. 2, dated as of April 30, 2011, to Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

4.1
Form of Indemnity Escrow Agreement among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), Kin Sun Sze-To and Ho Leung Ning as the representatives of all the former shareholders of Plastec International Holdings Limited, Jing Dong Gao and Eli D. Scher, acting as the committee representing the interests of the Registrant, and Continental Stock Transfer & Trust Company (included as Exhibit 4.1 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.2
First Amendment to Employment Contract between Sun Line Industrial Limited and Kin Sun Sze-To (included as Exhibit 4.2 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.3
First Amendment to Employment Contract between Sun Line Industrial Limited and Chin Hien Tan (included as Exhibit 4.3 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.4
First Amendment to Employment Contract between Sun Line Industrial Limited and Ho Leung Hing (included as Exhibit 4.4 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.5	[Intentionally omitted.]

4.6	Dongguan Sun Chuen Manufacturing Plant lease (included as Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.7	Dongguan Sun Line Processing Factory lease (included as Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.8	Shenzhen Broadway Processing Factory lease (included as Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.9	Kunshan Broadway Manufacturing Plant lease (included as Exhibit 4.9 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.10	Zhuhai Sun Line Manufacturing Plant lease (included as Exhibit 4.10 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

Exhibit No.	Description

4.11
Zhuhai Sun Line Manufacturing Plant lease (#2) (included as Exhibit 4.11 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.12	Sun Line Industrial Ltd. lease (included as Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.13
Sun Line (Macao Commercial Offshore) Co. Limited lease (included as Exhibit 4.13 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.14	Dongguan Sun Line Processing Agreement (included as Exhibit 4.14 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.15	Shenzhen Broadway Processing Agreement (included as Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.16
Amendment No. 1, dated as of December 16, 2010, to Stock Escrow Agreement, dated as of November 19, 2009, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), MCK Capital Co., Limited, Eli D. Scher, Lawrence S. Wizel, Cohen & Company Securities, LLC and Continental Stock Transfer & Trust Company (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 9, 2010 and incorporated herein by reference).

4.17	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.18
Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.19	Amendment No. 1 to Unit Purchase Options (included as Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.20
Agreement between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and certain Underwriters (included as Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.23
Amendment No.1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

4.24	Form of Indemnification Agreement (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 16, 2011 and incorporated herein by reference).

Exhibit No.	Description

8.1	List of Subsidiaries.

15.1
Letter from Crowe Horwath LLP Relating to Change in Accountant (included as Exhibit 15.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 13, 2011 and incorporated herein by reference).

15.2	Letter from BDO Limited Relating to Change in Accountant

†	These exhibits are in Chinese. Summaries of such exhibits are contained in this Form 20-F in the sections entitled “Production Facilities and Capacity” and “Properties” in Item 4.C.