Form 20-F
period 2012-04-30
Plastec Technologies, Ltd.
filed 2012-07-27
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2012

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

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 14,352,903 Ordinary Shares, par value U.S.$0.001 per share, as of April 30, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

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

Yes ☐ No ☒

i

INTRODUCTION

Definitions

Unless the context indicates otherwise:

•	“we,” “us,” “our” and “our company” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;

•	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands company, our direct wholly owned subsidiary;

•	“BVI” refers to the British Virgin Islands;

•	“PRC subsidiaries” refers to our indirect owned subsidiaries operating in the PRC;

•	“China” or the “PRC” refer to the People’s Republic of China;

•	“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$ may be converted to U.S.$ or $ using the exchange rate of 7.8 HK$ for every 1 U.S.$ or $;

•	“Renminbi” or “RMB” refer to the lawful currency of China; and

•	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

Forward-Looking Statements

This Annual Report on Form 20-F (this “Form 20-F”) contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended April 30, 2012, which are included in Item 18 to this Form 20-F.

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.                KEY INFORMATION.

A. Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the years ended as of April 30, 2012, 2011, 2010 and 2009.

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

	For the year ended April 30
	2012		2011		2010		2009
	(in HK$’000, except for per share data)

Revenues		1,291,223		1,323,533		966,755		913,444
Cost of revenues		(1,142,653)		(1,074,880)		(810,187)		(749,649)
Gross profit		148,570		248,653		156,568		163,795
Selling, general and administrative expenses		(81,557)		(83,584)		(63,824)		(69,241)
Other income		2,431		4,711		4,364		2,102
Write-off of property, plant and equipment		(690)		(1,791)		(40,348)		—
Gain/(loss) on disposal of property, plant and equipment		938		1,315		1,077		(29,031)
Income from operations		69,692		169,304		57,837		67,625
Interest income		218		124		60		240
Interest expense		(2,695)		(3,008)		(2,733)		(5,355)
Income before income tax expense		67,215		166,420		55,164		62,510
Income tax expense		(16,811)		(33,106)		(10,857)		(772)
Net income		50,404		133,314		44,307		61,738
Net income per share
Basic and diluted income per ordinary share	HK$	3.2	HK$	16.9	HK$	6.3	HK$	8.8
Basic and diluted weighted average number of ordinary shares		15,944,233		7,891,754		7,054,583		7,054,583

	April 30
	2012	2011	2010	2009

Total assets	1,193,729	1,201,927	977,492	844,097
Total liabilities	481,682	455,667	411,400	294,068
Total shareholders’ equity	712,047	746,260	566,092	550,029

We have omitted the selected financial data as of and for the year ended April 30, 2008, as such information is not available on a basis that is consistent with the consolidated financial data as of and for the years ended April 30, 2012, 2011, 2010 and 2009 and cannot be provided on a U.S. GAAP basis without unreasonable effort and expense.

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on July 20, 2012, which was HK$7.7566 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

Period(1)	Period End	Average(2)	Maximum	Minimum
July 20, 2012	7.7566	—	—	—
June 2012	7.7572	7.7590	7.7610	7.7572
May 2012	7.7616	7.7640	7.7699	7.7583
April 2012	7.7587	7.7621	7.7660	7.7580
March 2012	7.7656	7.7620	7.7678	7.7551
February 2012	7.7551	7.7544	7.7559	7.7532
January 2012	7.7555	7.7622	7.7674	7.7538

FY 2012	7.7587	7.7719	7.7942	7.7551
FY 2011	7.7673	7.7748	7.7926	7.7515
FY 2010	7.7637	7.7552	7.7665	7.7497
FY 2009	7.7500	7.7693	7.8041	7.7499
FY 2008	7.7950	7.7924	7.8264	7.7502

_________________________

(1)	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Although Plastec owns all manufacturing equipment at the processing factories owned by third party PRC counterparties, which together we refer to throughout this Form 20-F as the “Processing Factories,” we do not own the Processing Factories or directly hire the employees to operate the production lines. Plastec is entirely dependent on contractual arrangements for manufacturing premises and manufacturing labor services pursuant to our processing agreements referred to below. Plastec also relies on third party PRC counterparties for utilities and supplemental supplies pursuant to our processing agreements. Although our management team controls the overall manufacturing process, other parties are contractually entitled to designate the plant manager, finance officer and customs liaison officer and have overall responsibility to manage the plant premises. Accordingly, if such parties do not manage the plant premises properly and hire appropriate individuals to supervise such premises, it could have a material adverse effect on our business, financial condition and results of operations.

Suitable plant facilities may not be available to us.

Plastec’s processing agreement, dated November 5, 2002, as amended and supplemented, between and among a third party PRC counterparty and our subsidiary that governs our processing arrangement for the processing factory we operate in Dongguan City is currently scheduled to expire in November 2012. Plastec’s processing agreement, dated December 18, 1996, as amended and supplemented, between and among another third party PRC counterparty and another subsidiary of ours that governs our processing arrangement for the processing factory we operate in Shenzhen City, is currently scheduled to expire in December 2012, which processing agreements shall individually and collectively be referred throughout this Form 20-F as the “Processing Agreements”. We are currently in the process of transforming the Processing Factories into two wholly foreign-owned enterprises going forward. We anticipate relevant approvals and licenses will be granted by and obtained from relevant PRC authorities on or before December 2012, failing which, a timely application for an extension of the respective terms of the Processing Agreements will have to be made prior to their expiry but an extension may not be obtained timely or upon similar terms or at all. In the event that we are not able to transform the Processing Factories into two wholly foreign-owned enterprises in time and/or any or all of the Processing Agreements expire or are not extended, and we are unable to locate an alternative facility site or enter into an alternative processing arrangement, our production would be materially adversely affected. This could result in a potential loss of customers and a material adverse effect on our results of operations, business prospects and financial condition.

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

Labor costs in China have been increasing in recent years, as have our labor costs. As a percentage of cost of products sold, our labor costs for the years ended April 30, 2012 and 2011 were 24.2% and 21.1%, respectively. Such costs could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs will likely increase, which may in turn affect the selling prices of our products. We may not be able to pass on these increased costs to customers by increasing the selling prices of our products in light of competitive pressure in the markets where we operate. In such circumstances, our profit margin may decrease.

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

In addition, certain of the land used by us in our operations is situated on collectively-owned land. Under the PRC laws and regulations, if the collectively-owned land does not belong to the collectively-owned land for industrial use category, before such piece of land can be leased for industrial use, prior approval must be granted by competent governmental authorities. The third party PRC counterparties are responsible for completing the relevant governmental procedures to enable them to lease such land and premises. To this date, the relevant governmental procedures have not been completed in order to lease such land and premises to us for our manufacturing use as contemplated under the Tenancy Agreements. As a result, the Tenancy Agreements may not be legally valid and enforceable, as a matter of PRC laws and regulations. Accordingly, it is possible that any of the Tenancy Agreements could be terminated or invalidated prior to its stated maturity. If we have to vacate some or all of our production facilities because of the foregoing, we would incur significant losses of revenue, we would have significant difficulty in performing the contracts with our customers to supply our products and services, and we would experience significant delays in our attempt to find alternative manufacturing premises and to relocate our production facilities. We would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, our results of operations, business prospects and financial condition could be materially and adversely affected.

Potential government restrictions and changes in the availability of PRC government support and incentives could have a negative effect on our business and results of operations.

Plastec is an export-oriented processing manufacturer in China. As an export-oriented processing manufacturer, Plastec is currently substantially exempted from the value added tax because it imports approximately 95.1% of the raw materials needed for the manufacturing of its products and exports approximately 93.2% of its products for incorporation into goods sold outside China. Recent PRC measures have reduced or attempted to reduce or eliminate certain existing economic support and incentives for export-oriented processing businesses. Any additional reduction or elimination by the PRC government of the various existing economic support and incentives accorded to export-oriented processing enterprises, or imposition by the PRC government of any additional restrictions or operational barriers with respect to export-oriented processing enterprises for political, financial or other reasons, may adversely affect our business prospects and results of operations.

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

We depend on approximately five major customers, who collectively accounted for approximately 66.2%, 75.2% and 77.1% of our revenues for the years ended April 30, 2010, 2011 and 2012, respectively. Historically, our largest customer accounted for approximately 32.5%, 33.3% and 35.6% of our revenues for the years ended April 30, 2010, 2011 and 2012, respectively. We believe that we will continue to be dependent upon these customers for a significant portion of our business. Our ability to retain these customers, as well as other customers, and to add new customers is important to our ongoing success. The loss of one or more of our major customers, or delayed, reduced or cancelled orders or claims from any of our major customers, could have a material adverse impact on our business, financial condition and results of operations.

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

During the years ended April 30, 2010, 2011 and 2012, approximately 63.8%, 61.0% and 56.9% of our sales were denominated in Hong Kong dollars, respectively, and approximately 28.6%, 30.3% and 36.2% of our sales were denominated in U.S. dollars, respectively. The remaining 7.6%, 8.7% and 6.9% were denominated in Renminbi during the same periods. In contrast, approximately 61.5%, 64.3% and 62.2% of our purchases were denominated in Hong Kong dollars during the same time periods, and approximately 32.6%, 30.2% and 32.9% of our purchases were denominated in U.S. dollars, respectively. The remaining 5.9%, 5.5% and 4.9% were denominated in Renminbi during the same periods. All of our direct labor costs and factory overheads, including electricity and utility costs, were also denominated in Renminbi. Our foreign currency exchange risk also arises from the mismatch between the currency of our sales and the currency of our costs of goods sold. In addition, our financial statements are expressed in Hong Kong dollars. Our balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and our income statement records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. Our net foreign exchange gain during the year ended April 30, 2010 was approximately HK$1.0 million, an exchange loss for the year ended April 30, 2011 was approximately HK$1.2 million and an exchange gain for the year ended April 30, 2012 was HK$10.1 million, respectively. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact our business, financial condition and results of operations.

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

We are exposed to credit risks of our customers. Our trade receivables balances as at April 30, 2010, 2011 and 2012 were approximately HK$242.1 million, HK$270.8 million and HK$282.9 million, respectively. These accounted for approximately 50.5%, 43.9% and 44.8% of our current asset balances as at April 30, 2010, 2011 and 2012, respectively. Our trade receivables turnover days for the three years ended April 30, 2010, 2011 and 2012 were 91 days, 75 days and 80 days, respectively. We calculate our trade receivables turnover day by dividing our trade receivables balances at the end of the period by the turnover during the period, multiplied by actual days in the period (365 days for each year). We made no provisions for doubtful trade receivables as at April 30, 2010, 2011 and 2012 and bad debts written off in the years ended April 30, 2010, 2011 and 2012 amounted to HK$0 million, HK$0 million and HK$0 million, respectively. Our customers’ payments may not be made timely and they may not be able to fulfill their payment obligations. Defaults in payment by our customers may adversely affect our business, financial condition and results of operations.

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

During the year, we had engaged an independent tax advisor to assess for uncertainty in income taxes for all open years subject to any statute of limitations. We may have uncertainty over non-taxable income benefit in the business of certain of our subsidiaries under their processing arrangement in the PRC. Based on the processing factories operation of the relevant subsidiaries, the PRC tax bureau may take the position that they have permanent establishment in the PRC. In this regard, the relevant subsidiaries may be subject to enterprise income tax at a rate of 25% on the net profits attributable to their permanent establishment in the PRC. While we have made provision for additional tax payable plus interest thereon, if the PRC tax bureau were to deem the relevant subsidiaries to have failed to pay enterprise income tax within the prescribed time limit, a tax penalty equivalent to 0.5 to 3 times of the tax undercharged might be imposed subject to the PRC tax bureau’s discretion plus an additional daily surcharge might be levied at 0.05% of the overdue payment from the date on which the obligation to pay the enterprise income tax first arose.

Risks Relating to Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently a majority of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, financial condition and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as austerity measures or measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs which in turn could lead to increases in our costs of doing business.

Inflation in China soared for a large part of fiscal year ended April 30, 2012, exacerbated by rising wages and increasing minimum wage levels and factory overhead including utilities. As a result, we may experience material increases in our cost of labor which will likely increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. The effect of increases in the prices of our products and services would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we do not increase our prices to pass on the effect of increases in our labor costs, our margins and profitability would suffer.

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

In addition, as required by the relevant PRC laws and regulations, our PRC subsidiaries must provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance, medical insurance and a housing accumulation fund. Our PRC subsidiaries are in material compliance with all applicable labor laws and regulations in the PRC and have provided their employees in the PRC with welfare schemes covering above-mentioned insurances. However, the housing accumulation fund scheme has not been fully implemented in a timely manner in certain parts of the PRC, including the places where some of our PRC subsidiaries are located. As of the date of this Form 20-F, where the housing accumulation fund scheme has been implemented in places our PRC subsidiaries are located, full contributions thereto have been made and where the housing accumulation fund scheme has not been implemented in places our PRC subsidiaries are located, full provisions thereto have been made for contributions once the implementation is carried out. Should any of our PRC subsidiaries be considered by relevant local authorities as not in compliance with the requirements in respect of those insurances and the housing accumulation fund scheme, our PRC subsidiaries may be ordered by the relevant authorities to make the unpaid contributions or be fined and thus, our future operations may be adversely affected.

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

We may be treated as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

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

Public warrants may not be exercisable and we will not be obligated to issue any ordinary shares thereunder unless, at the time a holder seeks to exercise a warrant, we have a registration statement under the Securities Act of 1933, as amended (“Securities Act”), in effect covering the shares issuable upon the exercise of such warrants and a current prospectus relating to such shares. Under the terms of the warrant agreement governing the warrants, we are obligated to use our best efforts to have a registration statement in effect covering shares issuable upon exercise of the warrants as soon as practicable and following such effectiveness to maintain a current and effective prospectus relating to the shares issuable upon exercise of the warrants until the expiration of the warrants. We may not be able to do so. We will not be required to net cash settle the warrants if we do not maintain a current prospectus. In such event, the warrants held by public investors may have no value, the market for such warrants may be limited and such warrants may expire worthless.

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

We intend to apply to have our ordinary shares and warrants listed on a national securities exchange at an opportune time. However, there is no assurance that we will be successful in our efforts to have our securities listed. If a national securities exchange does not list our securities or if it grants such listing and thereafter delists our securities, we could face significant material adverse consequences, including:

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

Our warrants are currently exercisable. There are warrants outstanding to purchase 4,781,122 ordinary shares. In addition, in connection with our IPO, we granted Cohen & Company Securities, LLC (and its designees) options to purchase, at $15.00 per unit, an aggregate of 360,000 units, each consisting of one ordinary share and one warrant (exercisable at $11.50 per share). There are currently 289,625 unit purchase options outstanding, which options and underlying warrants, if fully exercised, would result in an additional 579,250 ordinary shares being outstanding. To the extent such securities are exercised, additional ordinary shares of ours will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

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

Kin Sun Sze-To, our Chairman of the Board of Directors, currently has beneficial ownership of approximately 64.1% of our issued and outstanding ordinary shares. This significant concentration of share ownership may adversely affect the trading price of our ordinary shares because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

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

A. Development of Our Company

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

Plastec

Plastec’s business operations began in 1993 in Hong Kong. It established its Shenzhen plant in the same year, while it expanded its capacity by establishing another plant in Dongguan Guangdong Province, China in 2002. Operation was branched out to Heyuan Guangdong Province in 2004, and further expand the capacity of Shenzhen in 2005. In 2008, further expansion of operation was noted, as it established plants in Zhuhai Guangdong Province and Kunshan Jiangsu Province.

B. Business Overview

General

We are a vertically integrated plastic manufacturing services provider. We provide comprehensive precision plastic manufacturing services from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly through our wholly owned subsidiary, Plastec. We manufacture a wide range of plastic parts and components for our customers which are engaged in the industry of consumer electronics, telecommunication devices, computer peripheral and precision plastic toys.

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices and computer peripherals.

The Asia-Pacific region has been our principal market, accounting for approximately 83.1%, 64.4% and 57.5% of our revenue for the three years ended April 30, 2010, 2011 and 2012, respectively. Europe ranks the second and accounted for approximately 16.3%, 35.2% and 42.0% of our revenue for the three years ended April 30, 2010, 2011 and 2012 respectively. The United States accounted for the balance for approximately 0.6%, 0.4% and 0.5% of our revenue for the three years ended April 30, 2010, 2011 and 2012, respectively.

Plastec has six production facilities located in Dongguan, Shenzhen, Zhuhai, and Heyuan cities of Guangdong Province and Kunshan of Jiangsu Province, China. Plastec is also preparing to establish a production plant in Ampere Bangbuathong City of Saraburi Province, Thailand. We have carefully selected the locations of these production facilities in order to facilitate timely delivery of our products to customers to accommodate their “just-in-time” inventory control systems and production schedules.

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

Our just-in-time delivery service

Our just-in-time delivery service is designed to meet our customers’ stringent inventory management systems and their demanding delivery schedules. We have strategically established our manufacturing facilities in Dongguan, Shenzhen, Zhuhai and Heyuan of Guangdong Province and Kunshan of Jiangsu Province, China in order to stay close to our customers’ assembly plants there, which strategic positioning not only enables us to accommodate our customers’ just-in-time inventory management systems but also reduces our transportation costs and enhances our direct communications with customers.

Our stringent quality control

Our customers include major companies in their respective industries who are generally known for their high quality products sold throughout the world, and a majority of our products are used in well-known brands. We have imposed stringent quality control measures on each phase of our manufacturing process, including our raw materials, semi-finished products and finished products. Our quality control procedures are designed to enable us to promptly identify flaws or defects during the production process. The successful implementation of our quality control system is demonstrated by the low rate of goods returned, which was approximately 0.55%, 0.74% and 0.34% during the years ended April 30, 2010, 2011 and 2012, respectively, based on our total revenues of HK$966.8 million, HK$1,323.5 million and HK$1,291.2 for each of the three years, respectively. Both of the Processing Factories have been accredited certifications which have been developed by the International Organization for Standardization. Our stringent quality control is highly regarded by our customers as one of the most important attributes that enables us to retain our existing customers and to expand our customer base. Our dedication to the quality of our products and services has also won us numerous certifications of satisfaction from our customers in respect of such products and services.

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

Our experienced and dedicated management

Kin Sun Sze-To, Plastec’s Chairman and founder and our Chairman of the Board and Chief Executive Officer, and Chin Hien Tan, Plastec’s Executive Director and our Chief Operating Officer, have over 20 years of experience each in the plastic injection and molding industry. Mr. Sze-To leads a professional management team that possesses extensive industry experiences and knowledge in the latest plastic technology. Guided by our senior management, Plastec (via its precursor) entered the PRC market in 1993. As more and more global brands started to outsource component manufacturing from their China assembly plants over the years, we have strategically and principally established ourselves in the PRC market, with a diversified and growing customer base. We believe that our extensive experience accumulated over the past 20 years and our familiarity with the PRC market in particular, coupled with our scale of operations and cutting edge technology and equipment, are key competitive advantages that we have over many of our competitors.

Our Business Strategy

Our principal business strategies and future plans include the following:

Expanding our product mix and customer base

As plastic is becoming an increasingly popular material in many industries, we intend to capitalize on this trend by manufacturing plastic casings, components and utensils for products beyond the current categories. As most of our customers are multinational companies engaged in the production of a variety of products, we believe that our efforts to keep our technology and manufacturing capabilities in line with industry trends and the confidence and trust we have gained from our multinational customers will facilitate the realization of our strategy of seeking new business opportunities and expanding our product mix.

Continue to improve our production facilities and expand our production capacity

We are devoted to continuously improving and expanding our existing production facilities principally in Guangdong Province while we seek opportunities to further expand our production capacity in other parts of China or overseas, as what is going to be developed in Ampere Bangbuathong City of Saraburi Province, Thailand. We believe these improvements will enhance our competitiveness in the higher-end plastic production market and will also improve our overall profit margin in the long-run.

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

Products and Services

We produce a vast array of plastic casings, components and utensils. These high-precision molded plastic products are designed and made for different applications. We also provide mold design and fabrication services, secondary-process finishing and parts assembly services to offer our customers with one-stop-shop services. As an industrial practice, customers are not required to inform us the final products; it would be hard for us to provide an accurate statistic of the segment for the plastic casings, components and utensils we produced. Based on the nature of our customers, we estimated that most of our products are used in the consumer electronics and telecommunication industry.

We categorize our sales by geographic market on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we ship to such customers, as follows:

	Year ending April 30,
Revenues by geographic market	2010	2011	2012
Asia-Pacific Region	83.1%	64.4%	57.5%
Europe	16.3%	35.2%	42.0%
United States	0.6%	0.4%	0.5%
Total	100.0%	100.0%	100.0%

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

We then polish, assemble and use the molds to manufacture an initial batch of the plastic products for the first-article inspection by our customers. We also offer chemical treatment process for the molds, at the request of our customers, to produce special textured casings or high-gloss mirror finishing for products.

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

Secondary-process finishing

We provide a wide range of secondary-process finishing services, including smoothing and polishing, laser marking, silk-screening, pad printing, spraying, painting, ultra-violet coating, anti-fog coating, hot stamping and metallic coating in our production plants. We carry out most of these secondary-process finishing services in our controlled environment production areas. Although we automate some of our secondary-process finishing services, such as spray painting, a significant portion of its other secondary-process finishing services is labor-intensive due to the different secondary-process finishing requirements from our customers. Our secondary-process finishing enhances the appearance or external functionality of molded plastic products.

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

In addition to our human quality controllers, we also use some of the most advanced machines to control and test our product quality. As of the date of this Form 20-F, our QC department also employs the following equipment to monitor our product quality:

•	Coordinate measuring machine.

•	Optical measuring system.

•	Spectrophotometer.

•	RoHS analyzing system.

•	Paint thickness tester.

•	UV analyzer.

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

Production Facilities and Capacity

As of the date of this Form 20-F, we have six production facilities in China to carry out our manufacturing operations, all of which are located in Guangdong Province, China, adjacent to Hong Kong, except the one located in Jiangsu Province, China. We are also preparing to establish a production plant in Ampere Bangbuathong City of Saraburi Province, Thailand. As at the end of the fiscal year April 30, 2012, the plant and machinery accounted for approximately 55.9% of our total assets in terms of net book values.

During the fiscal year ended April 30, 2012, we had completed the construction of a four-story extension to our mold design and fabrication center at our Shenzhen plant with an increased in floor space by approximately 9,000 square meters, as a result our capacities and capabilities both in terms of better serving stringent customers requirements and attracting new customers have been greatly enhanced. Another 9-story industrial building for our plastic injection and assemble operations in Shenzhen China was still under construction as at April 30 2012, while it is at the final stage of completion.

Although we own all of the manufacturing equipment at our production facilities, our subsidiaries are party to Processing Agreements with PRC third parties for the use of the premises where our production facilities are located and manufacturing labor services. Under each Processing Agreement, our operating subsidiaries have agreed to a monthly processing fee calculated on the basis of the labor used, volume of products produced, size of the land parcel and the manufacturing premises involved. Other principal terms of the Processing Agreements are as follows:

Dongguan Processing Agreement.  This Processing Agreement that our subsidiary, entered into on November 5, 2002 with a PRC third party was approved by the PRC government, with the current term of operation upto Novermber 5, 2012.

This Processing Agreement does not contain any termination clauses. Should the Dongguan Processing Agreement be terminated pre-maturely due to a breach by the PRC counterparty to this Processing Agreement, the PRC counterparty will be required to compensate our subsidiary for all losses and damages arising from such breach available under the PRC contract law.

Shenzhen Processing Agreement.  This Processing Agreement dated December 18, 1996, as amended and supplemented on June 22, 2006 and July 10, 2006, respectively, that our subsidiary, executed with a PRC third party was approved with a current term of operation up to December 31, 2012. This Processing Agreement also contains the following termination clauses if:

•	our subsidiary fails to start production for a continuous six-month period;

•	either party fails to perform its obligations under the Processing Agreement within two months after it came into force;

•	either party may unilaterally terminate the Processing Agreement upon payment by the terminating party of two-month processing fees pursuant to the Processing Agreement;

•	parties to the Processing Agreement mutually agree to terminate; or

•	the Processing Agreement is not extended by either party upon the expiry of the Processing Agreement.

Sales and Marketing

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys. We market our manufacturing services largely through specific targeted client developments, rather than large-scale promotion efforts, such as various trade shows organized for the plastic industry. Our marketing personnel are mostly plastic industry engineers or technicians. They endeavor to identify appropriate potential customers and to qualify us for the approved vendor status at these customers. A vendor qualification process typically takes six to 18 months in the plastics industry for precision plastic manufacturing services. Once a potential customer is identified and has expressed interest in exploring our services, it will often involve an initial period of questions and answers, followed by various in-depth interactive investigations by the potential customer, including factory audit, technical capacity and capability audit, QC audit, supplier audit, attention-to-detail evaluation, environmental assessment, financial analysis and general industry reputation investigation.

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

As at April 30, 2010, 2011 and 2012, our inventory level was approximately HK$74.3 million, HK$117.7 million and HK$128.4 million, respectively, and our inventory turnover during these time periods was 33, 40 and 41, respectively (based on 365 days a year). We review our inventory level on an ongoing basis. Generally, we make provision for any slow-moving inventory that is older than six months. We may sell obsolete inventory as scrap and recognize income derived from such sales as part of our other income.

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

Major Customers

Our major customers consist of some of the leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys. We believe that we have maintained good working relationships with our customers. Due to the nature of the plastics industry, we have attached as much importance to customer maintenance as to customer development.

We have five customers which accounted for 5.0% or more of our total revenue, who collectively accounted for approximately 66.2%, 75.2% and 77.1% of our revenues for the years ended April 30, 2010, 2011 and 2012, respectively. Historically, our largest customer accounted for approximately 32.5%, 33.3% and 35.6% of our revenues for the years ended April 30, 2010, 2011 and 2012, respectively.

None of our directors, executive officers or significant shareholders or any of their affiliates has any ownership interest, direct or indirect, in any of our major customers. Related party transactions are disclosed in Item 7.B of this Form 20-F.

Major Suppliers and Raw Materials

We purchase a variety of raw materials, including resins, chemicals, solvent and mold base, from over 40 suppliers, of which 95.1% are based in Hong Kong and 4.9% are based in China. Our customers determine the suppliers of specific raw materials to be used in their products. With our customer’s approved suppliers, we negotiate the price and quantity of raw materials with the suppliers. Our customers typically provide multiple suppliers for any specific raw material. To a significant extent, our customers maintain control over the quality and pricing of raw materials used in their products and we are generally allowed to pass through any significant raw material price increases or decreases to them.

We had three suppliers which accounted for 5.0% or more of our total purchases for the year ended April 30, 2010, who collectively accounted for approximately 38.2% of our purchases in that year. We had two suppliers which accounted for 5.0% or more of our total purchases for the years ended April 30, 2011 and 2012, who collectively accounted for approximately 23.4% and 24.1% of our purchases in those two years respectively. Historically, our largest supplier accounted for approximately 22.7%, 13.7% and 13.7% of our purchases for the years ended April 30, 2010, 2011 and 2012, respectively.

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

Properties

As at April 30, 2012, Plastec owned the following land use rights:

Plant	Location	Site area/ sq. m.	Land use rights certificate no.	Expiration	Gross floor area/ sq. m.	Building ownership certificate no.
Heyuan Sun Line Manufacturing Plant	Diaoyutai Hongyue Science & Technology Park, Heyuan City	64,551	He Guo Fu (2004) 555	March 26, 2054	6,912.2 2,726.0	C4074932 C4078389

As at April 30, 2012, Plastec’s manufacturing plants and the Processing Factories were subject to the following leases:

Plant	Location	Site area/ sq. m.	Status of Land	Gross floor area/ sq. m.	Commencement Date	Expiration
Dongguan Sun Chuen Manufacturing Plant	Ailingkan Xiangdong Industrial Zone, Dalingshan Township, Dongguan City, Guangdong Province	N.A.	Collectively owned land	12,000	Dec./07	11/30/2015

Dongguan Sun Line Processing Plant	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	9,333	Collectively owned land	11,543	Dec./02	05/31/2014

	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	8,540	State owned land	28,341	Dec./02	05/31/2015

Shenzhen Broadway Processing Factory	Shajing Township Xinqiao Village Furongmei Area, Bao’an District, Shenzhen City, Guangdong Province	47,190	Collectively owned land	78,206	Apr./09	02/02/2014

Kunshan Broadway Manufacturing Plant	88 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	7,142	Collectively owned land	8,191	Aug./08	08/10/2018

Kunshan Broadway Manufacturing Plant	168 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	3,500	Collectively owned land	4,500	Mar./10	03/01/2019

Zhuhai Sun Line Manufacturing Plant	22 Shinhe No. 2 Road, Baijiao Scientific & Technological Industry Park, Zhuhai City, Guangdong Province	43,017	State owned land	24,480	Nov./08	10/31/2018

Employees

As at April 30, 2012, we had an aggregate of approximately 5,500 employees either directly employed by us or employed by the PRC counterparties pursuant to the Processing Agreements. We consider our relationships with our employees to be good and expect that these relationships continue in the future. We have not experienced any strikes or work stoppages by our employees since our inception.

Seasonality

The disclosure set forth under “Seasonality” in Item 5 of this Form 20-F is incorporated herein by reference.

C. Organizational Structure

The following chart illustrates the organizational structure of us and our active subsidiaries as at April 30, 2012.

D. Property, Plants and Equipment

The disclosure set forth under “Properties” in Item 4.B is incorporated herein by reference.

ITEM 4A.           UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A. Operating Results

Overview

We are a vertically integrated plastic manufacturing services provider. We provide comprehensive precision plastic manufacturing services from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly.

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEM, ODM and OBM manufacturers of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys.

The Asia-Pacific region has been our principal market, accounting for approximately 83.1%, 64.4% and 57.5% of our revenue for the three years ended April 30, 2010, 2011 and 2012, respectively. Europe ranks the second and accounted for approximately 16.3%, 35.2% and 42.0% of our revenue for the three years ended April 30, 2010, 2011 and 2012, respectively. The United States accounted for the balance for approximately 0.6%, 0.4% and 0.5% of our revenue for the three years ended April 30, 2010, 2011 and 2012, respectively.

Plastec has production facilities in Guangdong Province and Jiangsu Province, China.

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

Our ability to retain existing customers and compete for additional customers and new businesses

We service principally a limited number of multinational corporations. We depend on approximately five major customers, who collectively accounted for approximately 66.2%, 75.2% and 77.1% of our revenue for the years ended April 30, 2010, 2011 and 2012, respectively. Historically, the largest customer accounted for approximately 32.5%, 33.3% and 35.6% of our revenue for the years ended April 30, 2010, 2011 and 2012, respectively.

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

Changes in selling prices and gross margin

A majority of our customers are manufacturers, the selling prices of the end products of which typically tend to decline significantly over time. As a result, our customers have also placed pricing pressure on our products over the life of the product. We believe the selling prices of each of our products will continue to decline in the foreseeable future. To offset the declining selling prices, we must receive orders for new products that command higher initial selling prices in a timely manner. In addition, because the higher initial selling prices of a product often result in a higher gross margin, if we receive a large order of a new product or multiple orders of different new products in a short period of time, we may experience an increase in our gross margin. Conversely, if we do not receive orders for new products over time and cannot otherwise increase the selling prices of its products in a timely manner, our gross margins will decline.

Market demand for products made and sold by customers

We do not sell our products directly to the mass consumer market. Instead, we sell products, largely plastic components, to leading international OEM, ODM and OBM manufacturers for them to incorporate into their consumer electronics products, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys. Market demand for our products is, therefore, derived from the demand for the products of our customers. Our customers market their products globally and any significant change in the global demand or preference for these consumer electronics products, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys will affect our revenue. The ability of our customers to compete successfully to increase their market share will indirectly affect our business prospects and results of operations.

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

The Asia-Pacific region, primarily including China, Hong Kong, Japan, Korea, Taiwan, Thailand and Vietnam on the basis of the immediate destination of sales, has been Plastec’s principal geographical market, contributing 83.1%, 64.4% and 57.5% for the three years ended April 30, 2010, 2011 and 2012, respectively. Europe ranks the second and accounted for approximately 16.3%, 35.2% and 42.0% of our revenue for the three years ended April 30, 2010, 2011 and 2012, respectively. The United States accounted for the balance for approximately 0.6%, 0.4% and 0.5% of our revenue for the three years ended April 30, 2010, 2011 and 2012, respectively. We determine the geographical market of our sales on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we shipped.

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

	Year ended April 30,
	2010		2011		2012
Component	HK$’000%		HK$’000%		HK$’000%
Raw materials	371,249	45.8	512,593	47.7	459,104	40.2
Factory overheads	293,367	36.2	335,686	31.2	406,959	35.6
Direct labor costs	145,571	18.0	226,601	21.1	276,590	24.2
Total	810,187	100.0	1,074,880	100.0	1,142,653	100.0

Approximately 62.2% of our purchases of raw materials in the year ended April 30, 2012 were denominated in Hong Kong dollars, 32.9% in U.S. dollars and 4.9% in Renminbi. The main factor affecting the prices of our raw materials is the supply and demand for resins, mold bases and paints. However, fluctuations in prices of raw materials have not significantly affected our gross margins primarily because our quotations to our customers have been on a “cost-plus” basis that took into account the pre-determined prices of these raw materials as requested by our customers. In addition, our quotations to customers are generally subject to revision in the event of any significant increase in raw material prices.

The level of direct labor costs has been escalating under the prevailing market condition in China, as well as the other fringe benefits for labor.

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

Operating Costs

Our operating costs mainly comprise of administrative expenses and distribution costs, as well as interest expenses. Our administrative expenses and distribution costs comprise mainly staff costs, including our directors’ fees and remuneration, general administrative expenses, marketing expenses and office expenses, and constituted approximately HK$63.8 million, HK$83.6 million and HK$81.6 million for the years ended April 30, 2010, 2011 and 2012, respectively. In addition to the administrative expenses and distribution costs, on the disposals and write-off of fixed assets we recorded loss of approximately HK$39.3 million and HK$0.5 million in the years ended April 30, 2010 and 2011 respectively and a gain of approximately HK$0.2 million in the year ended April 30, 2012.

Our interest expenses include mainly bank interest and charges in relation to Plastec’s bank borrowings and finance leases, and constituted approximately HK$2.7 million, HK$3.0 million and HK$2.7 million for the years ended April 30, 2010, 2011 and 2012, respectively.

Income Tax

Due to the various tax incentives available to Plastec, our effective corporate income tax rates for the years ended April 30, 2010, 2011 and 2012 were 19.7%, 19.9% and 25.0%, respectively.

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

China.   Plastec has four operating subsidiaries with operations in China:

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

Plastec may have uncertainty over non-taxable income benefit in the business of certain of our subsidiaries under its processing arrangement in PRC. Based on the processing factories operation of the relevant subsidiaries, the PRC tax bureau may take the position that they have permanent establishment in the PRC. In this regard, the relevant subsidiaries may be subject to enterprise income tax at a rate of 25% on the net profits attributable to their permanent establishment in PRC, for which provision for additional tax payable plus interest thereon have already been made.

Macau.  Under Decree-Law No. 58/59/M, a Macau company incorporated under such 58/59/M law is exempted from Macau complementary tax, or Macau income tax, as long as such 58/59/M company does not sell its products to a Macau resident. A Plastec subsidiary was incorporated in Macau on August 13, 2004 and is qualified as a 58/59/M company.

Review of Results of Operations

Year ended April 30, 2012 v. Year ended April 30, 2011

Revenues.  Our revenues decreased by approximately 2.4% to HK$1,291.2 million in the year ended April 30, 2012 from HK$1,323.5 million in the year ended April 30, 2011. The decrease was due to the interruption in the supply chain in the industry by the earthquake in East Japan and floods in Thailand. Our customers reduced their purchases from us, and delayed their new product launch and development under the prevailing market sentiments.

Cost of sales.  Our cost of sales increased by approximately 6.3% to HK$1,142.7 million in the year ended April 30, 2012 from HK$1,074.9 million in the year ended April 30, 2011. The cost of raw materials decreased to HK$459.1 million, or approximately 40.2% of the total cost of sales in the year ended April 30, 2012 compared to HK$512.6 million, or approximately 47.7% in the year ended April 30, 2011 for less raw materials consumed for the product mix during the year. Our direct labor costs increased to HK$276.6 million, or approximately 24.2% of the cost of sales in the year ended April 30, 2012 compared to HK$226.6 million, or approximately 21.1% in the year ended April 30, 2011. This resulted from the increased prevailing level of wages and other workers’ benefits in China. Our factory overheads increased to HK$407.0 million, or approximately 35.6% in the year ended April 30, 2012, compared to HK$335.7 million, or approximately 31.2% in the year ended April 30, 2011 because of high inflation in China experienced during the period.

Gross profit.  Our gross profit decreased by approximately 40.3% to HK$148.6 million in the year ended April 30, 2012 from HK$248.7 million in the year ended April 30, 2011. Our gross profit margin decreased to 11.5% from 18.8% between the two periods. Our profit margin had been dampened during the period by the delay in new models launch by our customers, despite our efforts in controlling factory overheads and direct labor costs.

Other income.   Our other income decreased by approximately 48.4% to HK$2.4 million in the year ended April 30, 2012 from HK$4.7 million in the year ended April 30, 2011.

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by approximately 2.4% to HK$81.6 million in the year ended April 30, 2012 from HK$83.6 million in the year ended April 30, 2011.

Interest expenses.  Our interest expenses decreased by approximately 10.4% to HK$2.7 million in the year ended April 30, 2012 from HK$3.0 million in the year ended April 30, 2011. The decrease was primarily due to lower bank borrowings during the year.

Income before income tax expense.  Our income before income tax expense decreased by approximately 59.6% to HK$67.2 million in the year ended April 30, 2012 from HK$166.4 million in the year ended April 30, 2011.

Income tax expense.  Our income tax expenses decreased by approximately 49.2% to HK$16.8 million, representing an effective tax rate of 25.0%, in the year ended April 30, 2012 from HK$33.1 million, representing an effective tax rate of 19.9%, in the year ended April 30, 2011. This was due to the decreased income during the year.

Net income.  Our net income decreased by approximately 62.2% to HK$50.4 million in the year ended April 30, 2012 from HK$133.3 million in the year ended April 30, 2011.

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

Other income.   Our other income increased by approximately 6.8% to HK$4.7 million in the year ended April 30, 2011 from HK$4.4 million in the year ended April 30, 2010. The other income in the year ended April 30, 2011 included a one-off compensation received from the local government for acquiring a small piece of land owned by Heyuan Sun Line Industrial Limited in China.

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

Summary of Cash Flows (in HK dollars thousands)	Year Ended April 30, 2010	Year Ended April 30, 2011	Year Ended April 30, 2012
Net Cash From Operating Activities	205,113	261,640	216,628
Net Cash From Investing Activities	(178,277)	(227,581)	(133,728)
Net Cash From Financing Activities	28,661	34,176	(110,180)
	55,497	68,235	(27,280)

For the year ended April 30, 2012

Net cash generated from operating activities.  In the year ended April 30, 2012, we generated a net cash inflow from operating activities of approximately HK$216.6 million, which comprised operating cash flows before changes in operating assets and liabilities of HK$213.6 million, adjusted for net inflows from changes in operating assets and liabilities of HK$3.0 million.

Net cash used in investing activities.  We recorded a net cash outflow from investing activities of HK$133.7 million, which was primarily attributable to the purchase of property, plant and equipment related to our capacity expansion as well as facilities upgrading.

Net cash generated from financing activities.  We recorded a net cash outflow from financing activities of HK$110.2 million. This was mainly due to the cash outflow of HK$92.0 million for the shares re-purchase transactions, and approximately HK$18.2 million for the repayment of bank borrowings and capital lease obligations during the fiscal year.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents, our borrowing capacity and the net proceeds from the Merger, will provide sufficient funds to satisfy our working capital requirements, planned capital expenditures and debt repayments for the period ending 12 months from the date of this Form 20-F. As at the year ended April 30, 2012, we had a cash and bank balance of approximately HK$199,818,000, of which approximately HK$127,444,000 was denominated in Hong Kong Dollars, approximately HK$49,412,000 equivalent was denominated in US Dollars, approximately HK$21,472,000 equivalent was denominated in Renminbi, while the balance of approximately HK$1,490,000 equivalent were denominated in other currencies respectively.

Indebtedness

The following table shows our indebtedness as of April 30, 2012:

Actual HK$’000
Short-term debt:
Bank loans	156,866
Finance lease liabilities	303
Total Indebtedness	157,169

Our short-term debts as of April 30, 2012 included short-term bank loans of HK$156.9 million and current portion of finance lease liabilities of HK$0.3 million.

Contractual Obligations and Commitments

The following table sets forth our contractual cash commitments as of April 30, 2012. Amounts for debt obligations are principal amounts only.

		Payment Due
	Total	Within 1 Year	Within 2-3 Years	Within 4-5 Years	After 5 Years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Short-term debt obligations	156,866	156,866	-	-	-
Finance lease obligations	303	303	-	-	-
Operating lease obligations	45,569	19,694	24,206	1,669	-
Capital commitments	14,137	14,137	-	-	-
TOTAL	216,875	191,000	24,206	1,669	-

We had no long-term debt obligations as of April 30, 2012. The short-term debt obligations in the above table included the short-term debts as disclosed under “Indebtedness” in Item 5.A.

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

Foreign exchange risk.  Plastec’s sales are mainly denominated in Hong Kong dollars and U.S. dollars. Plastec’s costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollars and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. We made a net foreign currency exchange gain of approximately HK$997,000 for the years ended April 30, 2010, incurred a loss of approximately HK$1,164,000 for the year ended April 30, 2011 and made a gain of approximately HK$10,127,000 for the year ended April 30, 2012 respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage our foreign exchange risk exposure. In addition, Plastec’s financial statements are expressed in Hong Kong dollars but the functional currency of its principal operating subsidiaries in China is in Renminbi. To the extent Plastec’s PRC subsidiaries hold assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to our consolidated statement of income and decrease the value of our foreign currency denominated assets.

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

Inflation

Historically, inflation in the PRC has not materially impacted our results of operations. However, the soaring inflation in China underpinned by rising labor costs and overheads we experienced during a large part of fiscal year ended April 30, 2012, if continued, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and operating results.

No Subsequent Material Change

There have been no material changes in our financial condition and results of operations subsequent to April 30, 2012.

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To(4)	50	Chairman of the Board and Chief Executive Officer
Chin Hien Tan(4)	53	Chief Operating Officer
Ho Leung Ning(4)	51	Chief Financial Officer
Eli D. Scher(1)(3)	32	Non-Executive Vice Chairman of the Board
J. David Selvia(2)	36	Director
Chung Wing Lai(1)(2)(3)	65	Director
Joseph Yiu Wah Chow(1)(2)(3)	52	Director

(1)	Serves as a member of the audit committee.
(2)	Serves as a member of the compensation committee.
(3)	Serves as a member of the nominating and corporate governance committee.
(4)	Serves as a member of the executive committee.

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

Eli D. Scher has served as our Non-Executive Vice Chairman of the Board since January 2011, shortly after the consummation of the Merger in December 2010.  Previously, he served as GSME Acquisition Partners I’s Chief Executive Officer from its inception. From February 2011 to April 2012, Mr. Scher served as an investment analyst at Perella Weinberg Partners.  From July 2007 to December 2010, Mr. Scher served as chief executive officer of GSME Capital Partners Inc., a principal investment business headquartered in Shanghai founded in July 2007. From July 2007 to February 2008, Mr. Scher served as chief development officer and a director of Media Communication Group, a high-technology, LED media business that is the exclusive operator of LED advertising screens in the subway systems of China’s major cities, and served as its chief financial officer from February 2008 to January 2011.  Additionally, Mr. Scher co-founded Fundamental Films, a film distribution and production company, headquartered in Shanghai, in 2008 and served as a director until January 2011.  From September 2003 to February 2007, Mr. Scher served as a principal at Daroth Capital Advisors LLC, which is involved in investing and advising clients on financings, mergers and acquisitions and restructurings, where he led the firm’s Asian business development efforts. We believe Mr. Scher’s past business experience and financial contacts and relationships make him well qualified to be a member of our board of directors.  Mr. Scher received an A.B. in East Asia Studies from Princeton University in 2002. Mr. Scher is fluent in Mandarin Chinese.

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

B. Compensation

Compensation of Senior Management/Executive Officers

Our executive officers are currently compensated at the Plastec subsidiaries level on terms summarized below:

Employment Agreements

Each of Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning are and have been employed by certain of Plastec’s subsidiaries pursuant to certain employment agreements receiving aggregate annual base salary in the sums of HK$3.9 million, HK$1.69 million and HK$1.56 million, respectively. These employment agreements have been amended to provide for their services to be extended to cover us with no additional compensation in terms of base salary. The following table and summary set forth certain key information about such employment agreements as they relate to us:

Executive Officer	Position	Term	Employing entity
Kin Sun Sze-To	Chairman of the Board and Chief Executive Officer of Plastec Technologies, Ltd., Director of Sun Line (HK)	Three Years, commencing December 16, 2010	Sun Line Industrial Limited (“Sun Line (HK)”)

Chin Hien Tan	Chief Operating Officer of Plastec Technologies, Ltd. and Sales Manager of Sun Line (Macao)	Eighteen months commencing June 1, 2012	Sun Line (Macao Commercial Offshore) Company Limited (“Sun Line (Macao)”)

Ho Leung Ning	Chief Financial Officer of Plastec Technologies, Ltd. and Deputy General Manager of Sun Line (HK)	Three Years, commencing December 16, 2010	Sun Line (HK)

 Each employment agreement terminates upon the death or disability (as defined in the agreements) of the executive officer and may be terminated by either Sun Line (HK)/Sun Line (Macao) (as the case may be) or the executive officer with or without “cause” (as defined in the agreements). Upon termination for death, disability, for cause by Sun Line (HK)/Sun Line (Macao) (as the case may be) or without cause by the executive officer, the executive officer is entitled to all accrued and vested amounts due upon termination. Upon termination without cause by Sun Line (HK)/Sun Line (Macao) (as the case may be) or for cause by the executive officer, the executive officer is entitled to his compensation for the remainder of the term of the agreement as if the employment agreement had not been terminated.

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

Compensation

Base Salary at Plastec subsidiaries level

The aggregate amount of base salary paid by Plastec’s subsidiaries during the year ended April 30, 2012 to our executive officers as a group for services in all service capacities was approximately HK$7.0 million.

Bonus Plan for Management/Executive Officers at the company level

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

We had met the Net Profit Target for the year ended April 30, 2011 and accordingly paid bonuses in the total sum of HK$1,770,000 under the plan to our executive officers. As, however, our net profit after tax for the year ended April 30, 2012 fell short of the Net Profit Target, no bonuses will be paid to any of our executive officers with respect to financial year ended April 30, 2012.

The following table sets forth the compensation paid to our executive officers during the fiscal year ended April 30, 2012:

Name and Principal Position	Year	Salary (HK$)	Bonus(1) (HK$)	Total (HK$)
Kin Sun Sze-To	2012	3,910,484	708,000	4,618,484
Chairman of the Board and Chief Executive Officer

Chin Hien Tan	2012	1,589,100	531,000	2,120,100
Chief Operating Officer

Ho Leung Ning	2012	1,500,000	531,000	2,031,000
Chief Financial Officer

(1)	Bonus paid during the financial year ended April 30, 2012 is based on our financial results in the year ended April 30, 2011.

Compensation of Non-executive Independent Directors

During the year ended April 30, 2012, each of Eli D. Scher (our non-executive Vice Chairman), J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow, our four non-executive independent directors, is paid HK$39,000, HK$20,000, HK$20,000 and HK$20,000, respectively, for each month that they continue to serve on our board. We also made a one-time cash payment in the sum of HK$150,000 to Joseph Yiu Wah Chow on the approval of the compensation committee (with Mr. Chow abstained from voting) in November 2012 in recognition of additional services he performed for us during May and October 2011 as the audit chair. The aggregate amount of compensation paid to our non-executive independent directors during the year ended April 30, 2012 was HK$1,338,000.

C. Board Practices

Each director serves until our next annual general meeting, if one is called for, and until his successor is elected and qualified. We have not entered into service or similar contracts with our directors.

Currently Sun Line (HK) has entered into employment agreements with Kin Sun Sze-To and Ho Leung Ning, whereas Sun Line (Macao) has entered into employment agreement with Chin Hien Tan that provide for benefits upon termination of their employments, as described above in “Director and Executive Officer Compensation – Employment Agreements” under this Item.

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth, as of July 19, 2012, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 14,292,228 shares issued and outstanding as of July 19, 2012.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Major Shareholders:
Jing Dong Gao	1,681,048	(2)	11.8%
Cathay Plastic Limited (3)	1,338,285	(4)	9.4%
Kwok Wa Hung	1,100,651	(5)	7.7%
Directors and Executive Officers:
Kin Sun Sze-To	9,165,751	(6)	64.1%
Chin Hien Tan	497,898	(7)	3.5%
Eli D. Scher	114,596	(8)	* %
Ho Leung Ning	241,971	(9)	1.7%
J. David Selvia	0		-
Chung Wing Lai	0		-
Joseph Yiu Wah Chow	0		-
All directors and executive officers as a group (7 individuals)	10,020,216	(8)	70.1%

*	Represents less than 1% of outstanding.
(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.
(2)	Consists of 633,787 ordinary shares (being the aggregate of (i) 291,262 ordinary shares purchased in a private transaction on December 8, 2010, an information derived from a Schedule 13D filed with the SEC on December 29, 2010, (ii) 208,800 ordinary shares released upon consummation of the Merger pursuant to the terms of Amendment No.1 to Stock Escrow Agreement dated as of December 16, 2010 plus (iii) 133,725 initial shares continue to be held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011) and 1,047,261 ordinary shares issuable upon the exercise of currently exercisable insider warrants held by MCK Capital Co., Limited, an entity controlled by Mr. Gao. The business address of each is 762 West Beijing Road, Shanghai, China 200041. All of such ordinary shares were acquired in the last three years.
(3)	The business address of Cathay Plastic Limited is c/o New China Management, Ltd., 14th Floor, St. John’s Building, 33 Garden Road, Central, Hong Kong.
(4)	Each of the following entities and individuals may be considered the beneficial owner of the ordinary shares held by Cathay Plastic Limited: Cathay Capital Holdings, L.P., as the sole shareholder of Cathay Plastic Limited; Cathay Master GP, Ltd., as the general partner of Cathay Capital Holdings, L.P.; New China Capital Management, LP, as the investment manager of Cathay Capital Holdings, L.P.; NCCM, LLC and TAM China, LLC, as the general partners of New China Capital Management, LP; Hermann Leung, as an officer or director of Cathay Capital Holdings, L.P.; Paul Wolanksy, as an officer or director of Cathay Capital Holdings, L.P. and Cathay Master GP, Ltd. and sole member of NCCM, LLC; and Donald Sussman, as an officer or director of Cathay Master GP, Ltd. and sole member of TAM China, LLC. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 23, 2012. All of such ordinary shares were acquired in the last three years.
(5)	Consists of 930,651 ordinary shares held by Top Universe Management Limited, an entity controlled by Mr. Hung, and 170,000 ordinary shares held by Mr. Hung. The business address of both is 16/F, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on May 12, 2011 and other information known to us. All of such ordinary shares were acquired in the last three years.

(6)	Consists of 7,810,490 ordinary shares held by Sun Yip Industrial Company Limited and 1,355,261 ordinary shares held by Tiger Power Industries Limited, each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on December 22, 2011. All of such ordinary shares were acquired in the last three years.
(7)	Consists of 497,898 ordinary shares held by Fine Colour Limited, of which Mr. Tan is a 50% owner. All of such ordinary shares were acquired in the last three years.
(8)	Consists of 16,169 ordinary shares (being the aggregate of (i) 4,000 outstanding balance of ordinary shares released upon consummation of the Merger pursuant to the terms of Amendment No.1 to Stock Escrow Agreement dated as of December 16, 2010 plus (ii) 12,169 initial shares continue to be held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011) and 98,427 ordinary shares issuable upon the exercise of currently exercisable insider warrants. The foregoing information is derived from other information known to us. All of such ordinary shares were acquired in the last three years.
(9)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning. All of such ordinary shares were acquired in the last three years.

As of July 19, 2012, there were 24 shareholders of record holding a total of 14,292,228 of our ordinary shares. To the best of our knowledge there were 3 shareholders of record with addresses in the United States holding approximately 947,093 (6.6%) of our outstanding ordinary shares and 2 warrant holders of record with addresses in the United States holding approximately 3,600,000 (75.3%) of our outstanding warrants. Each of the foregoing calculations includes 1 unit holder with a United States address holding 28,785 units, each consisting of 1 ordinary share and 1 warrant. Shares and warrants held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

Initial Shareholders Escrow

In connection with the IPO, the initial shareholders placed a total of 1,200,000 ordinary shares, or “initial shares”, in escrow pursuant to an escrow agreement dated as of November 19, 2009 with Continental Stock Transfer & Trust Company, as escrow agent.

In connection with the Merger with Plastec, the parties amended the terms of the escrow agreement on December 16, 2010 to include an aggregate of 2,418,878 of the insider warrants and to provide additional restrictions on all of the securities’ release from escrow. Pursuant to the escrow agreement, as amended, an aggregate of 240,000 ordinary shares were released to the initial shareholders from escrow upon consummation of the Merger. The remaining ordinary shares will not be released from escrow until (i) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger, (ii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger, (iii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $16.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger and (iv) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $20.00 for any 20 trading days within a 30-trading day period following the consummation of the Merger. However, such shares will only be released from escrow if, in addition to meeting the price targets referred to above, we raise in one or more equity financings an aggregate of approximately $20 million by December 16, 2011, or “the required financing date”, (or a pro rata portion of such shares if less than $20 million is raised). The insider warrants will also not be released from escrow unless we raise the required $20 million equity financings by the required financing date (or a pro rata portion of such warrants if less than $20 million is raised). Notwithstanding the foregoing, such shares and warrants may be released from escrow earlier than as described above if, within those time periods, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their shares for cash, securities or other property.

On December 16, 2011, the escrow agreement was again amended and the required financing date was extended to March 16, 2012.

No funds were able to be raised by the extended required financing date of March 16, 2012 and as a result, a total of 806,293 initial shares and the entire 2,418,878 insider warrants held in escrow were automatically repurchased by us at an aggregate consideration of $0.01 and cancelled.

Personal guarantees provided by Kin Sun Sze-To

Kin Sun Sze-To has been providing personal guarantees as collateral to secure various credit facilities and the financing of machineries for Plastec and certain of its subsidiaries. As at April 30, 2012, the total amount of personal guarantees outstanding for such purposes was approximately HK$413.2 million.

Formation of Subsidiaries

Consistent with disclosure made under Item 7.B of our annual report on Form 20-F filed in November 2011, we completed the transfers of shareholding interests in Broadway Precision Co. Limited, which is incorporated in Hong Kong, and Broadway Industries (Thailand) Co., Ltd, which is incorporated in Thailand, from Mr. Kin Sun Sze-To, Mr. Chin Hien Tan and Mr. Ho Leung Ning (as the case may be) at par on November 15, 2011 and November 8, 2011 respectively, thereby establishing both entities as our subsidiaries.

Bonus Plan for Management/Executive Officers

The disclosure sets forth under “Compensation” in Item 6.B of this Form 20-F is incorporated herein by reference.

Other Transactions

We entered into a share purchase agreement with Sun Yip Industrial Company Limited (an entity controlled by Mr. Sze-To) on December 1, 2011 upon prior approval of the uninterested members of our board, pursuant to which 1,570,000 ordinary shares were repurchased by us at a price of $ 7.5 per share or approximately $11.8 million in cash.

On June 1, 2012, Sun Line (Macao), an indirect subsidiary of ours, entered into an amendment to its employment agreement with Mr. Tan to cover his services as our Chief Operating Officer on like terms as those covered under an employment agreement between Mr. Tan and Sun Line (HK), another indirect subsidiary of ours, which was superseded thereby and terminated by mutual consent on June 1, 2012.

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

	Year ending April 30,
Revenues by geographic market	2010	2011	2012
Asia-Pacific Region	83.1%	64.4%	57.5%
Europe	16.3%	35.2%	42.0%
United States	0.6%	0.4%	0.5%
Total	100.0%	100.0%	100.0%

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

ITEM 9.           THE OFFER AND LISTING

A. Offer and Listing Details

Our units, shares and warrants are quoted on the OTC Bulletin Board under the symbols “PLTEF,” “PLTYF” and “PLTWF,” respectively. Prior to February 4, 2011, our units shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively. The following table sets forth the range of high and low closing sale prices for the units, shares and warrants for each full fiscal year since our units commenced trading on November 20, 2009 and our shares and warrants commenced trading on December 14, 2009, each full fiscal quarter in our last two fiscal years and any subsequent period, and each of the most recent six months.

	Ordinary Shares		Warrants		Units
Period*	High	Low	High	Low	High	Low

July 2012**	$9.90	$6.30	$0.120	$0.060	$6.50	$6.50
June 2012	$6.30	$5.50	$0.080	$0.060	$6.50	$6.50
May 2012	$5.55	$5.55	$0.080	$0.080	$6.50	$6.50
April 2012	$5.55	$5.55	$0.080	$0.080	$6.50	$6.50
March 2012	$5.79	$5.46	$0.105	$0.080	$6.50	$6.50
February 2012	$6.00	$5.25	$0.105	$0.105	$6.50	$6.50
January 2012	$6.51	$6.00	$0.150	$0.105	$6.50	$6.50

FY 2012:
Fourth Quarter	$6.00	$5.25	$0.105	$0.080	$6.50	$6.50
Third Quarter	$9.00	$6.00	$0.200	$0.105	$9.85	$6.25
Second Quarter	$9.00	$6.30	$0.350	$0.120	$9.85	$9.85
First Quarter	$9.00	$6.50	$0.400	$0.150	$9.85	$9.50
FY 2011:
Fourth Quarter	$9.00	$8.00	$0.410	$0.220	$9.50	$8.25
Third Quarter	$10.30	$8.00	$0.350	$0.155	$10.50	$9.00
Second Quarter	$10.28	$10.05	$0.350	$0.200	$10.48	$10.20
First Quarter	$10.10	$9.94	$0.380	$0.300	$10.30	$10.20

FY 2012	$9.00	$5.25	$0.400	$0.080	$9.85	$6.25
FY 2011	$10.30	$8.00	$0.410	$0.155	$10.50	$8.25
FY 2010	$10.28	$9.65	$0.400	$0.200	$10.50	$9.95

*	For the purposes of this table, we assume that our fiscal year end had been April 30 during all periods presented. On December 16, 2010, in connection with the Merger, we changed our fiscal year end from October 31 to April 30.
**	Through July 26, 2012.

B. Plan of Distribution

Not applicable.

C. Markets

Our units, ordinary shares and warrants are quoted under the symbols “PLTEF,” “PLTYF” and “PLTWF,” respectively, on the OTC Bulletin Board. Prior to February 4, 2011, our units shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively.

We intend to apply to have our ordinary shares, warrants and units listed on a national securities exchange at an opportune time. We can provide no assurance, however, that we will so apply, that any such exchange will approve our application, if made, or that our ordinary shares, warrants and units will ever become so listed.

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

Directors

The Company has seven directors with each director serving until the Company’s next annual general meeting, if one is called for, and until his successor is elected and qualified. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

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

C. Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any subsidiary of ours is a party for the two years immediately preceding the filing of this Form 20-F.

Processing Agreements. Each of the Processing Agreements is summarized under “Production Facilities and Capacity” in Item 4.B of this Form 20-F and is incorporated herein by reference.

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

Under the Merger Agreement, we had agreed to issue to the former Plastec shareholders up to an additional 9,723,988 shares as an earnout if certain net income targets were met for the years 2011 through 2013. On April 30, 2011, we entered into a further amendment to the Merger Agreement to remove the earnout provisions contained within it and to immediately issue an aggregate of 7,486,845 ordinary shares to the former Plastec shareholders. We determined to enter into the amendment to simplify the structure of the transaction based on feedback from our current and potential investors. Although we believe that Plastec would have reasonably likely met all three of the applicable net income targets set forth in the Merger Agreement, we determined to discount the number of shares issued to the former Plastec shareholders representing the 2013 net income target by more than 50% from the amount that was originally contemplated under the Merger Agreement for time value, as well as due to the uncertainty of Plastec actually achieving the 2013 net income target since it was so far in the future and macroeconomic conditions are always subject to change based on factors outside of our control.

Indemnity Escrow Agreement. At the closing of the Merger, we entered into an escrow agreement with certain of the former Plastec shareholders. Pursuant to the escrow agreement, 10%, or an aggregate of 472,796, of the shares issued to the former Plastec shareholders (except Cathay Plastic Limited) were placed and held in escrow until thirty days after our filing of an annual report on Form 20-F for the year ended April 30, 2011. The shares held in the escrow were used to indemnify us and Plastec for losses suffered by either resulting from the inaccuracy or breach of any representation or warranty of Plastec or its former shareholders contained in the Merger Agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of Plastec or its former shareholders contained in the Merger Agreement. We filed our annual report on Form 20-F for the year ended April 30, 2011 with the SEC on November 9, 2011 and the entire 472,796 shares issued to the former Plastec shareholders (except Cathay Plastic Limited) held in escrow were released to them in December 2011.

Amended Initial Shareholders’ Escrow Agreement. At the closing of the Merger on December 16, 2010, the initial shareholders agreed that a portion of the ordinary shares and insider warrants held by them would be held in escrow subject to forfeiture and cancellation in the event the Company did not raise up to approximately $20 million in equity financings by the required financing date, as extended by a further amendment dated December 16, 2011, to March, 2012. The escrow agreement is described in Item 7.B of this Form 20-F, which description is incorporated herein by reference.

Employment Agreements. At the closing of the Merger, amendments to certain employment agreements were entered into between a subsidiary of Plastec and each of Kin Sun Sze-To, our Chairman of the Board and Chief Executive Officer, Chin Hien Tan, our Chief Operating Officer, and Ho Leung Ning, our Chief Financial Officer, to provide for their services to be extended to cover us with no additional compensation in terms of base salary. On June 1, 2012, Sun Line (Macao), an indirect subsidiary of ours, entered into an amendment to its employment agreement with Mr. Tan to cover his services as our Chief Operating Officer on like terms as those covered under an employment agreement between him and Sun Line (HK), another indirect subsidiary of ours, which is superseded thereby and terminated by mutual consent on June 1, 2012. A description of the material terms of the employment agreements, as amended, are contained in Item 6.B of this Form 20-F, which description is incorporated herein by reference.

Repurchase 1.57 million shares. A description of such repurchase from Sun Yip Industrial Company Limited, which is incorporated herein by reference, is contained in Item 7.B of this Form 20-F and the purchase agreement is exhibited to a Schedule 13D/A filed with the SEC on December 22, 2011.

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

U.S. and Cayman Islands Taxation

The following is a general summary of the material U.S. federal income tax and Cayman Island tax consequences to you of acquiring, holding or disposing of our ordinary shares. It does not address all aspects of U.S. and Cayman Island tax laws that may be relevant to you in light of your particular situation. It is based on the applicable tax laws, regulations and judicial decisions as of the date of this annual report, all of which are subject to change, possibly with retroactive effect, or different interpretations.

With respect to the U.S. tax matters discussed, this summary only applies to you if all of the following three points apply to you:

•	You own, directly or indirectly less than 10% of our capital stock;
•	You are any one of (a), (b), (c) or (d) below:
(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes,
(b)	a corporation, or other entity taxable as a corporation that is created in or organized under the laws of the United States or any political subdivision thereof,
(c)	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or
(d)	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or certain electing trusts that were in existence on August 20, 1996 and were treated as domestic trusts on August 19, 1996;
•	you hold our ordinary shares as capital assets.

The following description of tax consequences should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of owning or disposing of our ordinary shares. Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for the securities’ holdings, and persons holding their ordinary shares as part of a hedging , straddle, conversion transaction or other integrated investment, among others. Those special rules are not discussed in this annual report. This summary does not address all potential tax implications that may be relevant to you as a holder, in light of your particular circumstances. You should consult your tax advisor concerning the overall U.S. federal, state and local tax consequences, of your ownership of our ordinary shares.

Taxation of Dividends

The government of the Cayman Islands will not, under existing legislation, impose any income, corporation or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties that are applicable to payments made to or by us.

For U.S. federal income tax purposes, the gross amount of any dividend we pay on our ordinary shares will be included in your gross income as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include the gross amount treated as a dividend in income in the year the dividend is paid to you. Cash dividends paid on our ordinary shares will be taxable at ordinary U.S. federal income tax rates. Dividends paid on our ordinary shares do not qualify for the lower rates of federal income tax applicable to non-corporate U.S. Holders because our shares are currently quoted only on the OTC Bulletin Board and are not treated as readily tradable on an established securities market in the United States.

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•	First, as a tax-free return of capital to the extent of your basis (determined for U.S. federal income tax purposes) in your ordinary shares which will reduce your adjusted tax basis of your ordinary shares. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those ordinary shares.
•	Second, the balance of the distribution in excess of your adjusted tax basis will be taxed as capital gain.

Dividends paid by us will not give rise to any dividends-received deduction generally allowed to a U.S. corporation under Section 243 of the Internal Revenue Code of 1986, as amended (the “Code”).

Taxation of Capital Gains

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares based on the difference between the amount realized on the disposition and your adjusted tax basis in the ordinary shares. Any gain or loss generally will be U.S. source gain or loss. If you are a non-corporate holder, and you satisfy certain minimum holding period requirements, any capital gain generally will be treated as long-term capital gain that generally is subject to U.S. federal income tax at preferential rates under current law. Long-term capital gains realized upon a sale or other disposition of the ordinary shares before the end of a taxable year which begins before January 1, 2013 generally will be subject to a minimum U.S. federal income tax rate of 15%.

U.S. Information Reporting and Backup Withholding

In general, if you are a non-corporate U.S. holder of our ordinary shares (or do not come within certain other exempt categories), information reporting requirements will apply to distributions paid to you and proceeds from the sale, exchange redemption or disposal of your ordinary shares. U.S. holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Additionally, if you are a non-corporate U.S. holder of our ordinary shares (or do not come within certain other exempt categories) you may be subject to backup withholding at the current applicable rate with respect to such payments, unless you provide a correct taxpayer identification number (your social security number or employer identification number), and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification) or a substitute Form W-9.

If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service, as well as backup withholding. Backup withholding is not an additional tax. In general, any amount withheld under the backup withholding rules should be allowable as a credit against your U.S. federal income tax liability (which might entitle you to a refund), provided that you timely furnish the required information to the Internal Revenue Service.

Disclosure of Information with Respect to Foreign Financial Assets

Certain U.S. holders are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the Internal Revenue Service. In general, U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares) with an aggregate value exceeding $50,000 will report information about those assets on new IRS Form 8938, which must be attached to the taxpayer’s annual income tax return. Higher asset thresholds apply to U.S. taxpayers who file a joint tax return or who reside abroad. Investors who fail to report required information could become subject to substantial penalties. These new disclosure requirements are effective for taxable years beginning after March 18, 2010 (which, for a U.S. individual taxpayer who has a calendar taxable year, would include the taxable year ending December 31, 2011). You should consult your own tax advisor concerning the effect, if any, of holding your ordinary shares on your obligation to file new Form 8938.

Medicare Contributions Tax on Unearned Income

Legislation enacted in 2010 will require certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale, retirement or other taxable disposition of our ordinary shares for taxable years beginning after December 31, 2012. You should consult your own tax advisor concerning the effect, if any, of this legislation on holding your ordinary shares.

U.S. State and Local Taxes

In addition to U.S. federal income tax, you may be subject to U.S. state and local taxes with respect to your ordinary shares. You should consult your own tax advisor concerning the U.S. state and local tax consequences of holding your ordinary shares.

Passive Foreign Investment Company

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

The above discussion of U.S. tax matters assumes that we will not be treated as a PFIC because we do not expect to be treated as a PFIC for the current taxable year or in the near future based on the current nature of our assets and income and current plans of operation. However, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of April 30, 2012. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of April 30, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of April 30, 2012.

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

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT.

Since December 16, 2010, we have had a standing audit committee, consisting of Joseph Yiu Wah Chow, Chung Wing Lai and Eli D. Scher, with Joseph Yiu Wah Chow serving as chairman. Each is an independent director under the NASDAQ listing standards. The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, our board of directors has determined that Joseph Yiu Wah Chow satisfies the definition of financial sophistication under the NASDAQ listing standards and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our independent registered public accounting firm for the audit of our financial statements for each of the two years in the period ended April 30, 2012 was Dominic K. F. Chan & Co.

The following table presents the aggregate fees for professional services and other services rendered by Dominic K. F. Chan & Co. to us for fiscal years ended April 30, 2011 and 2012:

	Fiscal Year Ended April 30,
Service Category	2012		2011
Audit Fees	HK$	960,000	HK$	900,000
Audit-Related Fees		—		—
Tax Fees		—		—
All Other Fees		—		—
Total Fees	HK$	960,000	HK$	900,000

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

ITEM 16E.           PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Prior to November 2011, we had no plans or programs for the purchase by us of our outstanding securities. However, in connection with the Merger, holders of 2,615,732 of our public shares elected to exercise their conversion rights (for a description of these rights, see the IPO Prospectus and the Merger Proxy Statement) and, upon the closing of the Merger, such shares were converted into an average $10.30 (including proceeds that were originally to be from a letter of credit provided by Cohen & Company Securities, LLC but were ultimately paid by us) in cash and were cancelled. Under Cayman Islands law, such conversions are technically considered “repurchases.”

The following table summarizes our repurchases of our ordinary shares from the beginning of the last completed fiscal year to date:

Period*	Total number of ordinary shares purchased		Average price paid per ordinary share		Total number of ordinary shares purchased as part of publicly announced repurchase plan (1)	Approximate dollar value of ordinary shares that may yet be purchased under the plan
December 2011	1,570,000	(2)	$7.50		0	$5,000,000
February 2012	4,000		$5.79		4,000	$4,976,840
March 2012	806,293	(3)		(4)	0	$4,976,840
June 2012	60,675		$6.00		60,675	$4,612,790

* Each period covers the full calendar month indicated. There were no repurchases made in omitted months.

(1) In November 2011, our Board of Directors approved a $5 million share repurchase program expiring initially in June 2012 but now extended through December 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, we may make share repurchases from time to time in open market or in privately negotiated transactions. The timing of repurchases under this program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

(2) We repurchased 1,570,000 ordinary shares held by Sun Yip Industrial Company Limited, an entity controlled by Mr. Sze-To, pursuant to a purchase agreement on December 1, 2011 at a price of $7.50 per share or approximately $11.8 million in cash, which shares were cancelled.

(3) Pursuant to the terms of the escrow agreement with our initial shareholders, a total of 806,293 ordinary shares held in escrow on account of our initial shareholders were automatically repurchased by us at the close of business on March 16, 2012, which shares were likewise cancelled.

(4) Pursuant to the terms of the escrow agreement, we paid an aggregate consideration of $0.01 for the 806,293 shares repurchased from our initial shareholders.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

As previously disclosed in our Annual Report on Form 20-F for fiscal year ended April 30, 2011, in October 2011 we dismissed BDO as our independent registered accounting firm and engaged Dominic K. F. Chan & Co. as the principal accountant to audit our financial statements. The information required by this Item has been previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, and we incorporate by reference to the disclosure contained in our Annual Report on Form 20-F for fiscal year ended April 30, 2011.

ITEM 16G.           CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

ITEM 16H.           MINE SAFFETY DISCLOSURES.

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.         FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F–1

Consolidated Balance Sheets	F–2

Consolidated Statements of Income and Comprehensive Income	F–3

Consolidated Statements of Shareholders’ Equity	F–4

Consolidated Statements of Cash Flows	F–5

Notes to Consolidated Financial Statements	F–6 – F–25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Plastec Technologies, Ltd.

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the “Company”, formerly known as GSME Acquisition Partners I) and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as the “Group”) as of April 30, 2012 and 2011, and the related statements of operations, stockholders’ equity and comprehensive income, and cash flows for the years ended April 30, 2012, 2011 and 2010. The preparation of these consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of April 30, 2012 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of April 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years ended April 30, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co

Certified Public Accountants

Hong Kong

Date: July 16, 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	April 30,
	2011	2012
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	219,757	199,818
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of April 30, 2011 and 2012, respectively	270,763	282,869
Inventories (note 3)	117,733	128,387
Deposits, prepayment and other receivables (note 4)	8,357	20,514
Total current assets	616,610	631,588

Property, plant and equipment, net (note 5)	551,079	524,137
Prepaid lease payments, net (note 6)	26,237	24,753
Other assets	8,001	12,813
Intangible assets	-	438
Total assets	1,201,927	1,193,729

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings (note 7)	169,710	156,866
Capital lease obligations (note 8)	5,311	303
Trade payables	127,987	121,964
Other payables and accruals (note 9)	80,811	115,109
Tax payable	56,389	72,936
Total current liabilities	440,208	467,178

Capital lease obligations (note 8)	303	-
Deferred tax liabilities (note 10)	15,156	14,504
Total liabilities	455,667	481,682

Commitments and contingencies (note 12)	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 16,733,196 and 14,352,903 shares issued and outstanding as of April 30, 2011 and 2012, respectively)	131	112
Additional paid-in capital	169,973	77,967
Accumulated other comprehensive income	8,106	15,514
Retained earnings	568,050	618,454
Total shareholders’ equity	746,260	712,047

Total liabilities and shareholders’ equity	1,201,927	1,193,729

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,
	2010		2011		2012
	HK$		HK$		HK$

Revenues		966,755		1,323,533		1,291,223
Cost of revenues		(810,187)		(1,074,880)		(1,142,653)
Gross profit		156,568		248,653		148,570

Operating expenses, net
Selling, general and administrative expenses		(63,824)		(83,584)		(81,557)
Other income		4,364		4,711		2,431
Write-off of property, plant and equipment		(40,348)		(1,791)		(690)
Gain on disposal of property, plant and equipment		1,077		1,315		938
Total operating expenses, net		(98,731)		(79,349)		(78,878)

Income from operations		57,837		169,304		69,692

Interest income		60		124		218
Interest expense		(2,733)		(3,008)		(2,695)
Income before income tax expense		55,164		166,420		67,215

Income tax expense (note 10)		(10,857)		(33,106)		(16,811)
Net income		44,307		133,314		50,404

Other comprehensive income
Foreign currency translation adjustment		1,756		218		7,408
Comprehensive income attributable to Plastec Technologies, Ltd.		46,063		133,532		57,812

Net income per share (note 11):

Weighted average number of ordinary shares		7,054,583		7,891,754		15,944,233

Weighted average number of diluted ordinary shares		7,054,583		7,891,754		15,944,233

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	6.3	HK$	16.9	HK$	3.2

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	6.3	HK$	16.9	HK$	3.2

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	Other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at May 1, 2010	7,054,583	55	113,413	7,888	444,736	566,092

Recapitalization in connection with the reverse merger	2,191,768	17	56,619	-	-	56,636
Issuance of ordinary shares	7,486,845	59	(59)	-	-	-
Net income for the year	-	-	-	-	133,314	133,314
Dividends declared and approved	-	-	-	-	(10,000)	(10,000)
Cumulative translation adjustment	-	-	-	218	-	218

Balance at April 30, 2011 and at May 1, 2011	16,733,196	131	169,973	8,106	568,050	746,260

Net income for the year	-	-	-	-	50,404	50,404
Share repurchases	(1,574,000)	(13)	(92,012)	-	-	(92,025)
Share redeemed and cancelled	(806,293)	(6)	6	-	-	-
Cumulative translation adjustment	-	-	-	7,408	-	7,408

Balance at April 30, 2012	14,352,903	112	77,967	15,514	618,454	712,047

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,
	2010	2011	2012
	HK$	HK$	HK$

Operating activities
Net income	44,307	133,314	50,404
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	120,875	143,640	157,219
Net loss (gain) on disposal of property, plant and equipment	(1,077)	(1,315)	(938)
Net loss (gain) on disposal of prepaid leases	-	(3,799)	-
Write-off of property, plant and equipment	40,348	1,791	690
Impairment on inventories	5,571	6,095	6,920
Deferred tax charge	358	-	(652)
Changes in operating assets and liabilities:
Trade receivables	(68,212)	(28,666)	(12,106)
Inventories	3,294	(49,530)	(17,574)
Deposits, prepayment and other receivables	1,336	3,382	(12,158)
Trade payables	49,533	(8,027)	(6,023)
Other payables and accruals	5,559	27,044	34,299
Tax payables	3,221	37,711	16,547

Net cash provided by operating activities	205,113	261,640	216,628

Investing activities
Purchase of property, plant and equipment	(173,313)	(225,904)	(126,167)
Proceeds from disposal of property, plant and equipment	6,456	2,405	5,252
Proceeds from disposal of prepaid leases	-	3,919	-
Deposits for purchase of property, plant and equipment	(11,420)	(8,001)	(12,813)

Net cash used in investing activities	(178,277)	(227,581)	(133,728)

Financing activities
Net cash inflow from the merger transaction	-	58,160	-
Repurchases of shares	-	-	(92,025)
Proceeds from bank borrowings	254,656	464,651	379,465
Repayment of bank borrowings	(187,321)	(408,917)	(392,309)
Repayment of capital lease obligations	(18,674)	(9,718)	(5,311)
Dividends paid	(20,000)	(70,000)	-

Net cash provided by (used in) financing activities	28,661	34,176	(110,180)

Effect of exchange rate changes on cash and cash equivalents	768	218	7,341

Net increase (decrease) in cash and cash equivalents	55,497	68,235	(27,280)
Cash and cash equivalents, beginning of year	95,039	151,304	219,757
Cash and cash equivalents, end of year	151,304	219,757	199,818

Supplementary disclosures of cash flow information:

Interest paid	2,733	2,883	2,477

Income taxes paid	7,278	(4,605)	916

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

As of April 30, 2012, details of the Company’s subsidiaries are as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Allied Sun Corporation Limited	August 20, 2008	Hong Kong	100%	Investment holding

Broadway Industrial Holdings Limited	August 17, 2005	BVI	100%	Manufacturing of plastic parts of electronic appliances

Broadway Industrial Holdings Limited	March 22, 2006	Hong Kong	100%	Investment holding

Broadway Industries (Thailand) Co., Ltd.	August 2, 2011	Thailand	100%	Investment holding

Broadway Manufacturing Company Limited	August 17, 2005	BVI	100%	Property investment

Broadway Precision Co. Limited (previously named, Sun Luck Trading Limited)	March 18, 2010	Hong Kong	100%	Investment holding

Broadway Precision Industrial (Kunshan) Ltd. 昆山海汇精密模具工业有限公司	August 26, 2008	PRC	100%	Manufacturing of plastic parts of electronic appliances

Broadway Precision Technology Limited	April 28, 2011	Hong Kong	100%	Dormant

Broadway Precision Technology Ltd. 百汇精密科技有限公司 (previously named, Pan Sino International Limited)	February 8, 2011	BVI	100%	Manufacturing of plastic parts of electronic appliances

Dongguan Sun Chuen Plastic Products Co., Ltd. (“Dongguan Sun Chuen”) 东莞新川塑胶制品有限公司	December 8, 2004	PRC	100%	Manufacturing of plastic parts of electronic appliances

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.     Organization and Business Background - Continued

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Heyuan Sun Line Industrial Ltd. (“Heyuan Sun Line”) 河源新丽工业有限公司	February 20, 2004	PRC	100%	Manufacturing of plastic parts of electronic appliances

New Skill Holdings Limited	March 29, 2004	Samoa	100%	Investment holding

Plastec International Holdings Limited	February 18, 2004	BVI	100%	Investment holding

Source Wealth Limited	March 18, 2010	Hong Kong	100%	Investment holding

Sun Line Industrial Limited	April 27, 1993	Hong Kong	100%	Manufacturing of plastic products and provision of silk printing service

Sun Line (Macao Commercial Offshore) Company Limited	August 13, 2004	Macau	100%	Trading of plastic products

Sun Line Precision Industrial (Zhuhai) Ltd. 珠海新丽模具有限公司	October 10, 2008	PRC	100%	Manufacturing of plastic parts of electronic appliances

Sun Line Precision Ltd. (previously named, “Fast Achieve Enterprises Ltd.”)	March 10, 2004	BVI	100%	Dormant

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Provision of spraying and silk printing services

Sun Ngai Spraying and Silk Print (HK) Co., Limited	March 22, 2006	Hong Kong	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Investment holding

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

On August 6, 2010, Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited (“GSME Sub”), Plastec International Holdings Limited (“Plastec”) and all former shareholders of Plastec (“Plastec Shareholders”) (together, the “Parties”). Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub was to be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of the Company (the “Merger”). The Plastec Shareholders were then entitled to receive up to an aggregate of 16,948,053 ordinary shares, par value US$0.001 per share, of the Company.

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.     Organization and Business Background - Continued

Purchase of equity securities by the issuer

Prior to November 2011, Company has no plans or programs for the purchase of its outstanding securities.  However, in connection with the Merger, holders of 2,615,732 of Company public shares elected to exercise their conversion rights (for a description of these rights, see the IPO Prospectus and the Merger Proxy Statement) and, upon the closing of the Merger, such shares were converted into an average $10.30 (including proceeds that were originally to be from a letter of credit provided by Cohen & Company Securities, LLC but were ultimately paid by Company) in cash and were cancelled.  Under Cayman Islands law, such conversions are technically considered “repurchases.”

In November 2011, Board of Directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but now extended through December 2012 (“2011 Repurchase Program”).  Under the 2011 Repurchase Program, Company may make share repurchases from time to time in open market or in privately negotiated transactions.  The timing of repurchases under this program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

The following table summarizes the Company’s repurchases of its ordinary shares to date under our 2011 Repurchase Program:

Period	Total number of ordinary shares purchased	Total number of ordinary shares purchased as part of the publicly announced repurchase plan

Feb 2012	4,000	4,000

June 2012	60,675	60,675

In addition to the purchases made pursuant to the 2011 Repurchase Program, Company also repurchased 1,570,000 ordinary shares held by Sun Yip Industrial Company Limited, an entity controlled by Mr. Sze-To, pursuant to a purchase agreement on December 1, 2011 at a price of U.S.$7.5 per share or approximately U.S.$11.8 million in cash, which shares were cancelled.

Further, pursuant to the mandatory redemption terms of an escrow agreement (as amended on December 16, 2011), a total of 806,293 ordinary shares held in escrow on account of our initial shareholders were automatically repurchased by us at the close of business on March 16, 2012 for an aggregate consideration of U.S.$0.01, which redeemed shares were likewise cancelled.

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain (loss) included in other income were HK$998, (HK$1,164) and HK$10,127 for the years ended April 30, 2010, 2011 and 2012, respectively.

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

Shipping and handling cost

Shipping and handling costs related to the delivery of finished goods are included in selling, general and administrative expenses. For the years ended April 30, 2010, 2011 and 2012, shipping and handling costs were HK$11,091, HK$15,549 and HK$17,421, respectively.

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

The FASB has issued Accounting Standards Update (ASU) No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The amendments in this Update are intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihoodof goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The amendments also improve previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Also, the amendments improve the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption did not have a material impact on the Company’s financial position, results of operations and cash.

The FASB has issued Accounting Standards Update (ASU) No. 2011-11 Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities. The amendments in this Update will enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.     Summary of Significant Accounting Policies - Continued

Recently issued accounting pronouncements - continued

The FASB has issued Accounting Standards Update (ASU) No. 2011-12 Comprehensive Income (Topic 220). Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. Under the amendments in Update 2011-05, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments in Update 2011-05 require that reclassification adjustments be presented in interim financial periods. The amendments in this Update supersede changes to those paragraphs in Update 2011-05 that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.

3.     Inventories

Inventories consist of the following:

	April 30,
	2011	2012
	HK$	HK$

Raw materials	45,419	35,519
Work in progress	43,127	60,241
Finished goods	29,187	32,627
	117,733	128,387

The Company made allowances of HK$5,571, HK$6,095 and HK$6,920 against the cost of inventories during the years ended April 30, 2010, 2011 and 2012 respectively based on the assessment of the lower of cost or market.

4.     Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	April 30,
	2011	2012
	HK$	HK$

Prepaid insurance	664	1,067
Prepaid electricity	622	380
Prepaid renovation	-	1,188
Rental deposits / prepaid rent	5,516	7,825
Deposit for the import processing arrangement	297	314
Loans to workers	-	5,506
Other receivables	-	2,181
Others	1,258	2,053
	8,357	20,514

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

5.     Property, Plant and Equipment

Property, plant and equipment consist of the following:

	April 30,
	2011	2012
	HK$	HK$

Property, plant and equipment:
Buildings	21,148	55,680
Plant and machineries	753,866	793,044
Furniture, fixtures and equipment	125,106	143,837
Leasehold improvements	8,070	8,379
Computer equipment	12,983	16,828
Motor vehicles	9,406	11,018
Moulds	23,477	22,714
	954,056	1,051,500
Accumulated depreciation and amortization	(497,971)	(634,642)
Construction in progress	94,994	107,279
Property, plant and equipment, net	551,079	524,137

As of April 30, 2011 and 2012, construction in progress mainly represents the new factory building and the staff dormitory located in Shenzhen under construction.

Depreciation and amortization of property, plant and equipment were HK$120,850, HK$142,089 and HK$155,668 during the years ended April 30, 2010, 2011 and 2012, respectively.

Property, plant and equipment recorded under capital leases consist of the following:

	April 30,
	2011	2012
	HK$	HK$

Property, plant and equipment recorded under capital leases:
Plant and machineries	32,803	5,362
Accumulated depreciation and amortization	(14,827)	(3,915)
Property, plant and equipment recorded under capital leases, net	17,976	1,447

Depreciation and amortization of property, plant and equipment recorded under capital leases were HK$9,251, HK$4,725 and HK$1,072 for the years ended April 30, 2010 and 2011 and 2012 respectively.

6.     Prepaid Lease Payments

As of April 30, 2011 and 2012, prepaid lease payments represented the prepayment of land use right for land located in Heyuan with an expiry date on March 26, 2054, and for another three pieces of lands located in Shenzhen with an expiry date on December 31, 2037, December 31, 2037 and February 28, 2040, respectively.

Amortization of prepaid lease payments were HK$1,552, HK$1,551 and HK$1,551 for the years ended April 30, 2010, 2011 and 2012, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.     Bank Borrowings and Banking Facilities

The subsidiaries of the Company have credit facilities with various banks representing import loans, hire purchase, trust receipt, documentary credits, loans and overdraft. As of April 30, 2011 and 2012, these facilities totaled HK$365,501 and HK$414,221, of which HK$195,791 and HK$257,355 were unused as of April 30, 2011 and 2012, respectively. These facilities are granted with the provision of corporate and personal guarantees jointly by the Company and a director of the Company to the banks.

As of April 30, 2011 and 2012, bank borrowings consist of HK$101,974 import loans and HK$67,736 bank loans, and HK$79,194 import loans and HK$77,672 bank loans, respectively. All of the outstanding balances were supported by the facilities mentioned above. Import loans were granted from six and seven banks as of April 30, 2011 and 2012 respectively as a kind of invoice financing with terms ranged from 3 to 6 months on top of the suppliers’ credit terms or invoice date. The interest margin thereon ranged from 1.25% to 2.20% per annum. Details of the bank loans were set out as follows:

During the years ended 2011 and 2012, Hongkong and Shanghai Banking Corporation Limited granted the Company five loans including:

(i)     A term loan of HK$12,000 which is repayable by 20 quarterly installments of HK$600 commencing on December 1, 2009 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2011 and 2012, an amount of HK$8,400 and HK$6,000 was outstanding, respectively, which will be fully repaid on August 22, 2014.

(ii)    A term loan of HK$12,000 which is repayable by 17 quarterly installments of HK$666 and a final installment of HK$678 commencing on May 28, 2010 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2011 and 2012, an amount of HK$9,336 and HK$6,672 was outstanding, respectively, which will be fully repaid on August 25, 2014.

(iii)   A term loan of HK$3,800 which is repayable by 16 quarterly installments of HK$238 commencing on July 31, 2010 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2011 and 2012, an amount of HK$2,850 and HK$1,900 was outstanding, respectively, which will be fully repaid on April 30, 2014.

(iv)   A term loan of HK$16,200 which is repayable by 16 quarterly installments of HK$1,013 commencing on July 31, 2010 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2011 and 2012, an amount of HK$12,150 and HK$8,100 was outstanding, respectively, which will be fully repaid on April 30, 2014.

During the years ended 2011 and 2012, Hang Seng Bank Limited granted the Company a term loan of HK$40,000 which is repayable by 16 quarterly installments of HK$2,500 commencing on September 7, 2010. The interest thereon is calculated based on 3.32% per annum (with interest rate swap selected). As of April 30, 2011 and 2012, an amount of HK$35,000 and HK$25,000 was outstanding, respectively, which will be fully paid on September 8, 2014.

During the year ended April 30, 2012, The Bank of Tokyo-Mitsubishi UFJ, Ltd. granted the Company a revolving loan of HK$30,000, bearing an interest rate of 1.25% per annum above cost of funds. As of April 30, 2012, an amount of HK$30,000 was outstanding with HK$15,000 repaid on May 4, 2012 and balance of HK$15,000 repaid on June 18, 2012, respectively.

The weighted average interest rates on the bank loans for the years ended April 30, 2010, 2011 and 2012 were 1.59%, 2.58% and 1.75% per annum, respectively.

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

The Company recorded these equipments at the present value of the total lease payments using discount rates ranging from 5.46% to 6.77% and 4.47% to 6.31% as of April 30, 2011 and 2012.

Future minimum lease payments under these leases are as follows:

	April 30,	April 30,
	2011	2012
	HK$	HK$

Year ended April 30, 2012	5,463	306
Years ending April 30, 2013	307	-
	5,770	306
Less: Imputed interest	156	3
	5,614	303
Less: Current portion of capital lease obligations	5,311	303
Non-current portion of capital lease obligations	303	-

The Company recorded interest expense of HK$1,631, HK$609 and HK$153 for the years ended April 30, 2010, 2011 and 2012, respectively.

9.     Other Payables and Accruals

Other payables and accruals consist of the following:

	April 30,
	2011	2012
	HK$	HK$

Accrued salaries, wages and bonus	31,855	37,353
Accrued electricity and water	5,627	5,868
Deposit received	2,875	21,446
Provision for employees’ retirement benefit	7,290	12,175
Accrued commission and bonus	6,559	7,354
Accrued transportation expense	1,117	2,204
Accrued audit and professional fees	3,495	3,395
Accrued sundries expenses	15,203	16,201
Other payables	2,942	4,010
Derivative liabilities	1,540	811
Others	2,308	4,292
	80,811	115,109

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5% and 16.5% for the years ended April 30, 2010, 2011 and 2012 to the estimated income earned in or derived from Hong Kong if applicable.

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

Shenzhen Broadway Processing Factory is conducted pursuant to the processing agreement entered into between Broadway Industrial Holdings Limited, which is incorporated in BVI, and the PRC counterparty approved by Shenzhen City Baoan District Economic Development Bureau. During the year, Broadway Precision Technology Limited, incorporated in BVI, took up the role of Broadway Industrial Holdings Limited under the processing agreement in December 2011.

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

Uncertain tax positions of all PRC subsidiaries have been also assessed and in the opinion of the independent tax advisor, there are no significant uncertain tax positions except for the transactions in between the PRC subsidiaries and their holding companies being subject to transfer pricing rulings in the PRC. The Company has evaluated the possibility of being charged with the under pricing arrangement by the relevant authorities. Accordingly, provision has been made for the estimated transfer pricing tax liabilities.

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. The sum of accrued interest or penalties accrued on the consolidated balance sheets accumulated of HK$7,180 on the consolidated balance sheets as at April 30, 2012. The Company had no significant unrecognized tax benefits at April 2010, 2011 and 2012.

As of April 30, 2011 and 2012, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended April 30,
	2010	2011	2012
	HK$	HK$	HK$

Current tax
- Hong Kong	10,499	2,695	2,985
- PRC	-	30,411	13,826
Deferred tax	358	-	-
	10,857	33,106	16,811

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended April 30,
	2010	2011	2012
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	(3,795)	3,842	2,990
Effect of different tax rates in other jurisdictions	11,625	42,800	13,676
Effect of income not chargeable for tax purpose	(12,192)	(70,292)	(21)
Effect of expenses not deductible for tax purpose	16,797	56,740	818
Tax effect of unused tax losses not recognized	(1,578)	16	-
Over provision in previous years	-	-	(652)
	10,857	33,106	16,811

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.   Income Taxes - continued

The components of deferred tax asset (liability) recognized are as follows:

	April 30,	April 30,
	2011	2012
	HK$	HK$

Deferred tax asset (liability):
Accelerated tax depreciation	(15,156)	(15,156)
Others	-	652

Net deferred tax asset (liability)	(15,156)	(14.504)

11.   Net Income Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended April 30,
	2010		2011		2012
	HK$		HK$		HK$

Basic and diluted income per share
Net income for the year – numerator		44,307		133,314		50,404
Weighted average number of basic and diluted ordinary shares outstanding - denominator		7,054,583		7,891,754		15,944,233

Basic and diluted income per share	HK$	6.3	HK$	16.9	HK$	3.2

In connection with the reverse acquisition and recapitalization, all share and per share amounts have been retroactively restated.

12.   Commitments and Contingencies

Operating lease

The Company leases a number of properties under operating leases. Rental expenses under operating leases for the years ended April 30, 2010, 2011 and 2012 were HK$19,020, HK$19,639 and HK$21,728 respectively.

As of April 30, 2012, the Company was obligated under non-cancellable operating leases minimum rentals as follows:

HK$

Years ending April 30,
2013	19,694
2014	16,507
2015	7,699
2016	1,669
Thereafter	-
Total minimum lease payments	45,569

Capital commitment

As of April 30, 2012, the Company had capital commitments for constructing factory building and purchase of plant and machineries totaling HK$14,137, which are expected to be disbursed during the year ending April 30, 2013.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

12.   Commitments and Contingencies - continued

Bonus Plan

The Company has established a bonus plan for the management/executive officers. Pursuant to the plan, in order for any bonus to be paid, the Company must achieve an annual net profit (excluding any extraordinary items) of HK$78,000 in any fiscal year, which is referred to as the “Net Profit Target”. If the Net Profit Target is achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target will be set aside to provide bonuses to the management/executive officers. Of the bonus pool that is created, Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning would currently be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to the remaining officers, subject to adjustment at the discretion of the board. Payment of any bonuses under the plan will be in cash or ordinary shares (to be purchased in the open market), at the board’s sole discretion. The plan had taken effect beginning with the current fiscal year ending April 30, 2011. Based on the financial results in the year ended April 30, 2012, the Company had not met the Net Profit Target with the net profit after tax of HK$50,404 therefore bonuses will not be provided under the plan.

13.   Employee Benefits

The Company contributes to a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its employees who are eligible to participate in the MPF Scheme. The total MPF contributions were HK$379, HK$418 and HK$429 for the years ended April 30, 2010, 2011 and 2012, respectively.

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The total provisions for such employee benefits were HK$12,043, HK$21,249 and HK$32,928 for the years ended April 30, 2010, 2011 and 2012, respectively.

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

15.   Warrants and Unit Purchase Options

As of April 30, 2010 and 2011, there were 7,200,000 warrants outstanding. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of US$11.50 commencing upon the consummation of the Merger, that is December 16, 2010 and expiring November 18, 2014. Among the outstanding warrants, the Company has the option to redeem 3,600,000 units of warrants at a price of US$0.01 per warrant upon 30 days notice while the warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least US$17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. No warrant was exercised before the end of the reporting period. At the close of business of March 16, 2012, 2,418,878 out of 7,200,000 warrants outstanding held in escrow on account of our initial shareholders were automatically repurchased and cancelled pursuant to Amendment No.2 to the Stock Escrow Agreement dated as of December 16, 2011. As of April 30, 2012, there were 4,781,122 warrants outstanding.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

15.   Warrants and Unit Purchase Options - continued

Unit Purchase Options (“UPOs”) were granted to Cohen & Company Securities, LLC and its designees to purchase 360,000 units at an exercise price of US$15.00 per unit. Each unit issuable upon exercise of the UPOs consists of one ordinary share and one warrant. The UPOs became exercisable on December 16, 2010 expiring on November 18, 2014. The UPOs may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPOs to exercise the unit purchase option without the payment of cash. No UPOs were converted before the end of the reporting period. As of April 30, 2010 and 2011, there were 360,000 units of UPOs outstanding. During the year, 70,375 UPOs were repurchased on April 23, 2012, therefore, outstanding UPOs as of April 30, 2012 were 289,625.

For the years ended April 30, 2010, 2011 and 2012, potential ordinary shares of 7,200,000, 7,200,000 and 4,781,122 shares related to warrants and 720,000, 720,000 and 579,250 shares related to UPOs, retroactively and respectively are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

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

As a result of the various floating rate bank borrowings being obtained during the period to support the Company's expansion, the Company entered into two interest rate swap contracts with two commercial banks to reduce the exposure to variability in future cash flows attributable to a portion of its borrowings. The Company did not use these derivative financial instruments for speculative or trading purpose, nor did it hold or issue leveraged derivative financial instruments. As of April 30, 2011 and 2012, the fair value of the two interest rate swap contracts amounted to HK$1,540 and 811, respectively, was included in other payables and accruals in current liabilities. The two respective interest rate swap contracts will expire on August 29, 2014 and September 8, 2014, with their notional amounts as of April 30, 2011, HK$17,736 and HK$35,000 respectively. The provisions of the contracts provide that the Company will pay the commercial banks a fixed rate of 2.65% p.a. and 2.07% p.a. respectively and the commercial banks will pay the Company a variable rate equal to three-month HIBOR, which was 0.25% at April 30, 2011 and 2012. The interest rate swap contracts were not designated as a hedging instrument under derivative accounting guidance, and gains and losses from changes in its fair value were therefore included in interest expenses. These interest rate swap contracts are classified as Level 2 in the fair value hierarchy under FASB ASC 820. The fair value of the interest rate swap contracts is arrived at by discounting the present value of the difference between the contractual swap rate and the current market swap rates on April 30, 2011 and 2012, respectively, utilizing the notional amounts and the remaining terms of the swap contracts.

The following table summarizes the Company’s fair value of outstanding derivatives:

	Consolidated	April 30,
	Balance Sheet Presentation	2011	2012
		HK$	HK$
Derivatives not designated as hedging instruments
Fair value of interest rate swap contracts	Other payables and accruals	1,540	811

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

16.   Financial Instruments and Derivatives - Continued

The impact on net income from derivatives activity for the years ended April 30, 2010, 2011 and 2012 are as follows:

	Presentation of gain or	Year ended April 30,
	loss recognized on derivatives	2010	2011	2012
		HK$	HK$	HK$
Derivatives not designated as hedging instruments
Interest rate swap contracts	Changes in fair value of derivatives included in administrative expenses	-	2,254	215

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

Concentrations of Major Suppliers

Three major suppliers provided approximately 38.2%, 27.5% and 27.4% of the Company’s purchases of raw materials which are mainly resins for the years ended April 30, 2010, 2011 and 2012 respectively. A substantial percentage of the Company’s trade payables are due to these suppliers which accounted for 28.0% and 21.74% of the total accounts payables as of April 30, 2011 and 2012.

Concentrations of Major Customers

A substantial percentage of the Company’s sales are made to two customers and are typically sold on an open account basis. The sales to these two customers accounted for 32.5%, 23.4% and 18.7%, and 14.9%, 33.3% and 35.6% of the total net sales for the years ended April 30, 2010, 2011 and 2012, respectively.

Concentrations of Credit Risk

The largest trade receivables balances from the five customers as of April 30, 2011 and 2012 respectively accounted for 73.7% and 65.3% of total trade receivables of the time. The Company has not experienced any significant difficulty in collecting its trade receivables in the past and is not aware of any financial difficulties being experienced by it major customers. There were bad debt expenses of HK$nil and HK$nil and HK$nil for the years ended April 30, 2010, 2011 and 2012, respectively.

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

	Year ended April 30,
	2010	2011	2012
	HK$	HK$	HK$

Asia-Pacific Region	802,953	852,062	742,327
Europe	157,552	466,315	542,410
The United States	6,250	5,156	6,486
	966,755	1,323,533	1,291,223

The location of the Company’s identifiable assets is as follows:

	April 30,
	2011	2012
	HK$	HK$

PRC	738,410	723,210
Hong Kong	459,557	459,029
Macau	3,960	8,348
Thailand	-	3,142
	1,201,927	1,193,729

19.   Subsequent Events

The Company has evaluated all other subsequent events through July 16, 2012, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transactions that require recognition or disclosures in the financial statements.

ITEM 19.         EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

72

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: July 27, 2012

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).

2.1	Specimen Unit Certificate (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).

2.2	Specimen Warrant Certificate (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).

2.3	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).

2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (included as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).

2.5	Form of Representative’s Unit Purchase Option (included as Exhibit 4.5 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).

2.6	Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Annex A to the Merger Proxy Statement and incorporated herein by reference).

2.7	Amendment No. 1, dated as of December 9, 2010, to Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 9, 2010 and incorporated herein by reference).

Exhibit No.	Description

2.8	Amendment No. 2, dated as of April 30, 2011, to Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

4.1	Form of Indemnity Escrow Agreement among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), Kin Sun Sze-To and Ho Leung Ning as the representatives of all the former shareholders of Plastec International Holdings Limited, Jing Dong Gao and Eli D. Scher, acting as the committee representing the interests of the Registrant, and Continental Stock Transfer & Trust Company (included as Exhibit 4.1 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.2	First Amendment to Employment Contract between Sun Line Industrial Limited and Kin Sun Sze-To (included as Exhibit 4.2 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.3	First Amendment to Employment Contract between Sun Line Industrial Limited and Chin Hien Tan (included as Exhibit 4.3 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.4	First Amendment to Employment Contract between Sun Line Industrial Limited and Ho Leung Hing (included as Exhibit 4.4 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.5	[Intentionally omitted.]

4.6	Dongguan Sun Chuen Manufacturing Plant lease (included as Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.7	Dongguan Sun Line Processing Factory lease (included as Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.8	Shenzhen Broadway Processing Factory lease (included as Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.9	Kunshan Broadway Manufacturing Plant lease (included as Exhibit 4.9 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.10	Zhuhai Sun Line Manufacturing Plant lease (included as Exhibit 4.10 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

Exhibit No.	Description

4.11	Zhuhai Sun Line Manufacturing Plant lease (#2) (included as Exhibit 4.11 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.12	Sun Line Industrial Ltd. lease (included as Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.13	Sun Line (Macao Commercial Offshore) Co. Limited lease (included as Exhibit 4.13 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.14	Dongguan Sun Line Processing Agreement (included as Exhibit 4.14 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.15	Shenzhen Broadway Processing Agreement (included as Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).†

4.16	Amendment No. 1, dated as of December 16, 2010, to Stock Escrow Agreement, dated as of November 19, 2009, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), MCK Capital Co., Limited, Eli D. Scher, Lawrence S. Wizel, Cohen & Company Securities, LLC and Continental Stock Transfer & Trust Company (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 9, 2010 and incorporated herein by reference).

4.17	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.18	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.19	Amendment No. 1 to Unit Purchase Options (included as Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.20	Agreement between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and certain Underwriters (included as Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F filed with the SEC on December 22, 2010 and incorporated herein by reference).

4.21	Amendment No.1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

4.22	Form of Indemnification Agreement (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 16, 2011 and incorporated herein by reference).

Exhibit No.	Description

4.23	Amendment No. 2 to Stock Escrow Agreement, dated as of November 19, 2009, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), MCK Capital Co., Limited, Eli D. Scher, Lawrence S. Wizel, Cohen & Company Securities, LLC and Continental Stock Transfer & Trust Company (included as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2012 and incorporated herein by reference).

4.24	First Amendment to Employment Contract between Sun Line (Macao) and Chin Hien Tan dated June 1, 2012.

4.25	Stock Purchase Agreement between Plastec Technologies, Ltd. (as purchaser), Sun Yip Industrial Holdings Limited (as seller) and Graubard Miller (as escrow agent) dated December 1, 2011 (included as Exhibit 9 to a Schedule 13 D/A filed with the SEC on December 22, 2011 and incorporated herein by reference).

8.1	List of Subsidiaries as of April 30, 2012.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	These exhibits are in Chinese. Summaries of such exhibits are contained in this Form 20-F in the sections entitled “Production Facilities and Capacity” and “Properties” in Item 4.B.

