Form 20-F
period 2012-12-31
Plastec Technologies, Ltd.
filed 2013-04-30
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   May 1, 2012         to   December 31, 2012

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:	000-53826

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

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 14,292,228 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒

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

Forward-Looking Statements

This Transition Report on Form 20-F (this “Form 20-F”) contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the 8-month period ended December 31, 2012, which are included in Item 18 to this Form 20-F.

Change in Fiscal Year

On September 11, 2012, we determined to change our fiscal year end from April 30 to December 31. The change in fiscal year end was made so that our fiscal year end would coincide with all our operating subsidiaries in the People’s Republic of China. In connection with our change in fiscal year end, we are filing this Form 20-F and the accompanying consolidated financial statements which cover the 8-month period beginning May 1, 2012 and ending December 31, 2012 and the historical activities of the years ended April 30, 2010, 2011 and 2012. Our next fiscal year will cover the period from January 1, 2013 through December 31, 2013. For a comparison of our operating results for the 8-month periods ended December 31, 2011 and 2012, see note 20 to the Consolidated Financial Statements. Financial information presented in note 20 and elsewhere in this Form 20-F for the 8-month period ended December 31, 2011 has not been audited and is presented for comparative purposes only.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.               KEY INFORMATION.

A. Selected Financial Data

Our fiscal year end date had been April 30 since the closing of our merger (discussed in Item 4 of this Form 20-F) until September 11, 2012, when we changed our fiscal year end date to December 31. The selected financial information set forth below has been derived from our audited financial statements for the 8-month period ended December 31, 2012 and for the years ended April 30, 2012, 2011, 2010 and 2009. We are omitting our summary financial information for the year 2008 because we do not have audited financial statements for that year and such information cannot be provided in accordance with US GAAP without unreasonable effort or expense.

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

	For the 8-month period ended December 31		For the year ended April 30
	2012		2012		2011		2010		2009

			(HK$’000, except for per share data)
Revenues		933,888		1,291,223		1,323,533		966,755		913,444
Cost of revenues		(807,104)		(1,142,653)		(1,074,880)		(810,187)		(749,649)
Gross profit		126,784		148,570		248,653		156,568		163,795
Selling, general and administrative expenses		(66,330)		(81,557)		(83,584)		(63,824)		(69,241)
Other income		6,266		2,431		4,711		4,364		2,102
Write-off of property, plant and equipment		(4,058)		(690)		(1,791)		(40,348)		—
Gain/(loss) on disposal of property, plant and equipment		1,898		938		1,315		1,077		(29,031)
Income from operations		64,560		69,692		169,304		57,837		67,625
Interest income		166		218		124		60		240
Interest expense		(1,559)		(2,695)		(3,008)		(2,733)		(5,355)
Income before income tax expense		63,167		67,215		166,420		55,164		62,510
Income tax expense		(3,344)		(16,811)		(33,106)		(10,857)		(772)
Net income		59,823		50,404		133,314		44,307		61,738
Net income per share
Basic and diluted income per ordinary share	HK$	4.2	HK$	3.2	HK$	16.9	HK$	6.3	HK$	8.8
Basic and diluted weighted average number of ordinary shares		14,303,544		15,944,233		7,891,754		7,054,583		7,054,583

	December 31	April 30
	2012	2012	2011	2010	2009

Total assets	1,179,142	1,193,729	1,201,927	977,492	844,097
Total liabilities	400,897	481,682	455,667	411,400	294,068
Total shareholders’ equity	778,245	712,047	746,260	566,092	550,029

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 19, 2013, which was HK$7.7637 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

Period	Period End	Average(1)	Maximum	Minimum
April 19, 2013	7.7637	-	-	-
March 2013	7.7629	7.7592	7.7640	7.7551
February 2013	7.7546	7.7552	7.7580	7.7531
January 2013	7.7560	7.7530	7.7585	7.7503
December 2012	7.7523	7.7501	7.7518	7.7493
November 2012	7.7501	7.7505	7.7518	7.7493
October 2012	7.7494	7.7515	7.7549	7.7494

8 Months Ended Dec. 31, 2012	7.7507	7.7541	7.7699	7.7493

Period	Period End	Average(1)	Maximum	Minimum
FY Ended April 30,
2012	7.7587	7.7719	7.7942	7.7551
2011	7.7673	7.7748	7.7926	7.7515
2010	7.7637	7.7552	7.7665	7.7497
2009	7.7500	7.7693	7.8041	7.7499
2008	7.7950	7.7924	7.8264	7.7502

Source:  For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board

(1)	Annual and quarterly averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Our manufacturing activities are relatively labor intensive and dependent on availability of skilled and unskilled labor in large numbers. Large labor-intensive operations call for good monitoring and maintenance of cordial relations. Non-availability of labor and/or any disputes between the labor and management may result in a reduction in profits. Further, we sometimes rely on contractors who engage on-site laborers for performance of many of our unskilled operations. The scarcity or unavailability of contract laborers may affect our operations and financial performance.

Labor costs in China have been increasing in recent years. As a percentage of cost of products sold, our labor costs for the 8-month period ended December 31, 2012 and the year ended April 30, 2012 were 23.2% and 24.2%, respectively. Such costs could increase in the future. If labor costs in the PRC increase, our production costs will likely increase, which may in turn affect the selling prices of our products. We may not be able to pass on these increased costs to customers by increasing the selling prices of our products in light of competitive pressure in the markets where we operate. In such circumstances, our profit margin may decrease.

If the proper certificates of land use rights and building ownership certificates are not obtained or renewed, we could incur significant losses of revenue and have significant difficulty in performing the contracts with our customers to supply our products and services.

Certain of our manufacturing plants in Guangdong Province and Jiangsu Province rely on Tenancy Agreements, (as described on page 36 of this Form 20-F) for the use of land and premises that are necessary for the operation of our business, including the three pieces of land leased for use by our Shenzhen Broadway manufacturing plant. As of the date of this Form 20-F, the lessors of certain of those plants have not obtained the required land use rights certificates or building ownership certificates. Although we rely on the lessors to ensure that we may properly use the underlying land and have the proper land use rights to lease such land, it is unclear whether such lessors have the right to make the premises available to us for use.

In addition, certain of the land used by us in our operations is situated on collectively-owned land. Under the PRC laws and regulations, if the collectively-owned land does not belong to the collectively-owned land for non-agricultural use category, before such piece of land can be leased for industrial use, prior approval must be granted by competent governmental authorities. The lessors are responsible for completing the relevant governmental procedures to enable them to lease such land and premises. To this date, the relevant governmental procedures have not been completed in order to lease such land and premises to us for our manufacturing use as contemplated under the Tenancy Agreements, nor can we foresee the specific date of the completion of such governmental procedures. As a result, the Tenancy Agreements may not be legally valid and enforceable, as a matter of PRC laws and regulations due to lack of proper government approvals or title certificates. Accordingly, it is possible that any of the Tenancy Agreements could be terminated or invalidated prior to its stated maturity. If we have to vacate some or all of our production facilities because of the foregoing, we would incur significant losses of revenue, we would have significant difficulty in performing the contracts with our customers to supply our products and services, and we would experience significant delays in our attempt to find alternative manufacturing premises and to relocate our production facilities. We would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, our results of operations, business prospects and financial condition could be materially and adversely affected.

Potential government restrictions and changes in the availability of PRC government support and incentives could have a negative effect on our business and results of operations.

Plastec is an export-oriented processing manufacturer in China. As an export-oriented processing manufacturer, Plastec is currently substantially exempted from the value added tax because it imports approximately 84.5% of the raw materials needed for the manufacturing of its products and exports approximately 92.1% of its products for incorporation into goods sold outside China. Recent PRC measures have reduced or attempted to reduce or eliminate certain existing economic support and incentives for export-oriented processing businesses. Any additional reduction or elimination by the PRC government of the various existing economic support and incentives accorded to export-oriented processing enterprises, or imposition by the PRC government of any additional restrictions or operational barriers with respect to export-oriented processing enterprises for political, financial or other reasons, may adversely affect our business prospects and results of operations.

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

We depend on approximately five major customers, who collectively accounted for approximately 66.2%, 75.2%, 77.1%, 77.3% and 74.0% of our revenues for the years ended April 30, 2010, 2011 and 2012 and for the 8-month periods ended December 31, 2011 and 2012, respectively. Historically, our largest customer accounted for approximately 32.5%, 33.3%, 35.6%, 35.5% and 36.4% of our revenues for the years ended April 30, 2010, 2011 and 2012 and for the 8-month periods ended December 31, 2011 and 2012, respectively. We believe that we will continue to be dependent upon these customers for a significant portion of our business. Our ability to retain these customers, as well as other customers, and to add new customers is important to our ongoing success. The loss of one or more of our major customers, or delayed, reduced or cancelled orders or claims from any of our major customers, could have a material adverse impact on our business, financial condition and results of operations.

We sell our products to manufacturers to incorporate them into their consumer electronic products. We are therefore dependent on our customers to compete effectively.

We do not sell our products directly to the mass consumer market. Instead, we sell products, largely plastic components, to leading international original equipment manufacturers (“OEMs”), original design manufacturers (“ODMs”) and original brand manufacturers (“OBMs”) for them to incorporate into their consumer electronics products, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys. Market demand for our products is, therefore, derived from the demand for the products of our customers. Our customers market their products globally and any significant change in the global demand or preference for these consumer electronics products, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys will affect our revenue. The ability of our customers to compete successfully to increase their market share will indirectly affect our business prospects and results of operations.

We do not own any legally protected intellectual property. Any infringement claim by third parties may require us to spend significant resources to defend our rights and interests.

As a manufacturing service provider to OBMs, ODMs and OEMs, we do not own any legally protected intellectual property. We rely on our customers to ensure that they actually have the right to share that intellectual property with us. However, such intellectual property may be in violation of intellectual property belonging to other parties. Accordingly, we are subject to claims from the ultimate owners of the intellectual property that it is being infringed on. In the event of an infringement claim, we may be required to spend a significant amount of resources, financial and otherwise, to defend against such claim. Additionally, our customers may have to develop a non-infringing alternative or obtain licenses for us to continue to manufacture the products for them using the existing intellectual property. Such customers may not be successful in developing an alternative or obtaining a license on reasonable terms, if at all. Additionally, our customers may not fully indemnify us for losses in such cases. Substantial costs and diversion of our resources resulting from any such litigation may adversely affect our business, financial condition and results of operations.

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

We intend to expand our existing production capacity and capability by establishing new production bases and offering plastic products to industries other than consumer electronics and electrical home appliances. Our ability to obtain adequate funds to finance our expansion plans will depend on our financial condition and results of operations, as well as other factors outside our control, such as general market conditions, demand for the types of products we offer, success of our competitors and political and economic conditions in China or other parts of the world. If additional capital is unavailable, we may be forced to abandon some or all of our expansion plans, as a result of which our business, financial condition and results of operations could be adversely affected.

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

During the years ended April 30, 2010, 2011 and 2012 and for the 8-month period ended December 31, 2011 and 2012, approximately 63.8%, 61.0%, 56.9%, 59.9% and 49.9% of our sales were denominated in Hong Kong dollars, respectively, and approximately 28.6%, 30.3%, 36.2%, 31.0% and 43.1% of our sales were denominated in U.S. dollars, respectively. The remaining 7.6%, 8.7%, 6.9%, 9.1% and 7.0% were denominated in Renminbi during the same periods. In contrast, approximately 61.5%, 64.3, 62.2%, 64.3% and 57.9% of our purchases were denominated in Hong Kong dollars during the same time periods, and approximately 32.6%, 30.2%, 32.9%, 30.5% and 27.6% of our purchases were denominated in U.S. dollars, respectively. The remaining 5.9%, 5.5%, 4.9%, 5.1% and 14.5% were denominated in Renminbi during the same periods. All of our direct labor costs and factory overheads, including electricity and utility costs, were also denominated in Renminbi. Our foreign currency exchange risk also arises from the mismatch between the currency of our sales and the currency of our costs of goods sold. In addition, our financial statements are expressed in Hong Kong dollars. Our balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and our income statement records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. Our net foreign exchange loss for the year ended April 30, 2011 was approximately HK$1.2 million, an exchange gain for the year ended April 30, 2012 was HK$10.1 million and an exchange gain for the 8-month period ended December 31, 2012 was HK$2.1 million, respectively. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact our business, financial condition and results of operations.

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

We are exposed to credit risks of our customers. Our trade receivables balances as at April 30, 2011 and 2012 and the 8-month period ended December 31, 2012 were approximately HK$270.8 million, HK$282.9 million and HK$257.3 million, respectively. These accounted for approximately 43.9%, 44.8% and 36.8% of our current asset balances as at April 30, 2011 and 2012 and the 8-month period ended December 31, 2012, respectively. Our trade receivables turnover days for the years ended April 30, 2011 and 2012 and the 8-month period ended December 31, 2012 were 75 days, 80 days and 68 days, respectively. We calculate our trade receivables turnover day by dividing our trade receivables balances at the end of the period by the turnover during the period, multiplied by actual days in the period (365 days for each year and 245 days for the 8-month period ended December 31, 2012). We made no provisions for doubtful trade receivables as at April 30, 2011 and 2012 and the 8-month period ended December 31, 2012 and no amounts of bad debts were written off in the years ended April 30, 2011 and 2012 and the 8-month period ended December 31, 2012. Our customers’ payments may not be made timely and they may not be able to fulfill their payment obligations. Defaults in payment by our customers may adversely affect our business, financial condition and results of operations.

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

Our operations could be disrupted by natural disasters even when such events do not directly affect our manufacturing and processing facilities.

Our operations may be disrupted by natural disasters even when such events do not directly affect our manufacturing and processing facilities. Our operations are dependent upon the stability of our supply chain, including our ability to acquire necessary materials from our suppliers and our customers’ demand for our products and services. For example, as a result of the then market sentiments following the earthquake in East Japan and floods in Thailand prevailing in 2011, many of our customers delayed their new product launches and development, and reduced their purchases from us. Consequently, we experienced a revenue decrease of 2.4% in the year ended April 30, 2012 from the year ended April 30, 2011. To the extent a natural disaster has an adverse effect on some aspect of our supply chain, our revenues and results of operations may be materially and adversely affected.

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

During the fiscal year ended April 30, 2012, we had engaged an independent tax advisor to assess for uncertainty in income taxes for all open years subject to any statute of limitations. We may have uncertainty over non-taxable income benefit in the business of certain of our subsidiaries under their processing arrangement in the PRC. Based on the processing factories operation of the relevant subsidiaries, the PRC tax bureau may take the position that they have permanent establishment in the PRC. In this regard, the relevant subsidiaries may be subject to enterprise income tax at a rate of 25% on the net profits attributable to their permanent establishment in the PRC. While we have made provision for additional tax payable plus interest thereon, if the PRC tax bureau were to deem the relevant subsidiaries to have failed to pay enterprise income tax within the prescribed time limit, a tax penalty equivalent to 0.5 to 5 times of the tax undercharged might be imposed subject to the PRC tax bureau’s discretion plus an additional daily surcharge might be levied at 0.05% of the overdue payment from the date on which the obligation to pay the enterprise income tax first arose. Beginning January 2013, our wholly foreign-owned enterprise subsidiaries have taken over the processing factories. Accordingly, we do not expect the uncertainty described herein to materially affect our results for taxable years beginning after December 31, 2012.

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

Exacerbated by rising wages and increasing minimum wage levels and factory overhead including utilities, inflation in China soared for a large part of fiscal year ended April 30, 2012 and showed no obvious sign of dampening during the 8-month period ended December 31, 2012. As a result, we may experience material increases in our cost of labor which will likely increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. The effect of increases in the prices of our products and services would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we do not increase our prices to pass on the effect of increases in our labor costs, our margins and profitability would suffer.

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

Plastec’s primary source of funds (in the form of dividends and other distributions from its operating subsidiaries in China and Thailand) is subject to various legal and contractual restrictions and uncertainties.

Plastec is a holding company established in the British Virgin Islands and it conducts its core business operations through its operating subsidiaries in China and Thailand. As a result, our ultimate profits available for distribution to shareholders are dependent on the profits available for distribution from Plastec’s PRC and Thai operating subsidiaries. If these subsidiaries incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends.

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

Under current laws in Thailand, each of our Thailand operating subsidiaries must appropriate at least 5% of its distributable profits arising from its business to a reserve fund before making distribution of dividends, until the reserve fund reaches a level equivalent to at least 10% of the capital of the company. Distributions that we receive from the Thailand operating subsidiaries are subject to a withholding tax at a rate of up to 15%.

As a result, Plastec’s primary internal source of funds for dividend payments from its operating subsidiaries is subject to these and other legal and contractual restrictions and uncertainties.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”), issued by the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, except for the purchase and sale of equity through a public securities market where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there has not been any formal declaration by the relevant authority with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our offshore restructuring transactions and any future overseas equity transfers which indirectly involve the transfer of equity interests in PRC resident enterprises, if any of such transactions were determined by the tax authorities to be devoid of reasonable commercial purpose, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 698 as a result and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

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

In addition, as required by the relevant PRC laws and regulations, our PRC subsidiaries must provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance, medical insurance and a housing accumulation fund. Our PRC subsidiaries are in material compliance with all applicable labor laws and regulations in the PRC and have provided their employees in the PRC with welfare schemes covering above-mentioned insurances. However, the housing accumulation fund scheme has not been fully implemented in a timely manner in certain parts of the PRC, including places where some of our PRC subsidiaries are located. As of the date of this Form 20-F, where the housing accumulation scheme has been implemented, full contributions thereto have been made. Where the housing accumulation scheme has not been implemented, full provisions thereto have been made for contributions once the implementation is carried out. Should any of our PRC subsidiaries be considered by relevant local authorities as not in compliance with the requirements in respect of those insurances and the housing accumulation fund scheme, our PRC subsidiaries may be ordered by the relevant authorities to make the unpaid contributions or be fined and thus, our future operations may be adversely affected.

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

In general, we would be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, the U.S. holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries and our current plans of operation, we do not expect to be treated as a PFIC for the current taxable year or in the near future. However, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

We may not declare and/or distribute any dividends.

We have never declared or paid any cash dividends on our shares. The payment of dividends in the future will be entirely within the sole discretion of our board of directors at such times. Accordingly, we may never declare or pay any dividend in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon Plastec’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

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

Our warrants are currently exercisable. There are warrants outstanding to purchase 4,781,122 ordinary shares. In addition, in connection with our IPO, we granted to the underwriters in the IPO (and their designees) options to purchase, at $15.00 per unit, an aggregate of 360,000 units, each consisting of one ordinary share and one warrant (exercisable at $11.50 per share). There are currently 289,625 unit purchase options outstanding, which options and underlying warrants, if fully exercised, would result in an additional 579,250 ordinary shares being outstanding. To the extent such securities are exercised, additional ordinary shares of ours will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

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

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal controls over financial reporting and file annual management assessments of their effectiveness with the SEC. The management assessment to be filed is required to include a certification of our internal controls by our chief executive officer and chief financial officer. In addition to satisfying requirements of Section 404, we may also make improvements to our management information system to computerize certain manual controls, establish a comprehensive procedures manual for US GAAP financial reporting, and increase the headcount in the accounting and internal audit functions with professional qualifications and experience in accounting, financial reporting and auditing under US GAAP.

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

Our executive officers do not have prior experience managing a public company subject to United States securities laws and preparing financial statements in U.S. GAAP.

Our chief executive officer and chief financial officer, who are primarily responsible for the disclosure contained in our annual reports and financial statements filed with the SEC, do not have prior experience as officers of a public company subject to United States securities laws. As a result, our executive officers chiefly in charge of our disclosure have limited experience with United States securities laws and U.S. GAAP. Accordingly, they may not have sufficient knowledge to properly interpret the extensive SEC financial reporting and disclosure rules or all relevant U.S. GAAP accounting standards and guidance, and may have to rely on third party advisers for compliance. If we are unable to engage knowledgeable third party advisers or our executive officers improperly interpret SEC financial reporting and disclosure rules and U.S. GAAP accounting standards and guidance, investor confidence and the market price of our securities may be adversely impacted.

One of our directors and officers controls a significant amount of our ordinary shares and his interests may not align with the interests of our other shareholders.

Kin Sun Sze-To, our Chairman of the Board of Directors, currently has beneficial ownership of approximately 63.9% of our issued and outstanding ordinary shares. This significant concentration of share ownership may adversely affect or reduce the trading price of our ordinary shares because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

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

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices have been and continue to be extremely volatile. Volatility in the price of our shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against such company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

If we do not pay dividends on our shares, shareholders may be forced to benefit from an investment in our shares only if those shares appreciate in value.

The payment of dividends in the future will be entirely within the sole discretion of our board of directors at such times. Accordingly, we may never declare or pay any dividend in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant. If we determine not to pay any dividends, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

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

Principal Legal Advisers

Our principal legal adviser in the United States is Graubard Miller, located at 405 Lexington Avenue, New York, New York 10174. Our principal legal adviser in the Cayman Islands is Maples and Calder, located at PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands. Our principal legal adviser in the People’s Republic of China is Jingtian & Gongcheng, located at 34/F, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing 100025 People’s Republic of China.

History and Development

We are a Cayman Islands company organized under the Companies Law (2012 Revision) of the Cayman Islands, or the “Companies Law,” on March 27, 2008 as an exempted company with limited liability. We were originally organized under the name “GSME Acquisition Partners I” for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

On November 25, 2009, we closed our initial public offering, or “IPO,” of 3,600,000 units with each unit consisting of one ordinary share and one warrant, each to purchase one ordinary share at an exercise price of $11.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,000,000. We also issued to the underwriters in the IPO an aggregate of 360,000 unit purchase options, each to purchase a unit identical to the units sold in the IPO, at an exercise price of $15.00 per unit, of which 70,375 unit purchase options were subsequently repurchased by us in April 2012. Simultaneously with the consummation of the IPO, we consummated the private sale of 3,600,000 warrants, or “insider warrants,” at a price of $0.50 per warrant, generating total proceeds of $1,800,000. In connection with the IPO, our initial shareholders placed a total of 1,200,000 ordinary shares, or “initial shares”, in escrow pursuant to an escrow agreement with Continental Stock Transfer & Trust Company, as escrow agent.

From the consummation of our IPO until August 6, 2010, we were searching for a suitable target business to acquire. On August 6, 2010, we entered into an agreement and plan of reorganization, or “Merger Agreement,” with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our wholly owned subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours. The Merger Agreement was subsequently amended in September 2010 and December 2010 but continued to provide for our wholly owned subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours. On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the merger and other related proposals. On December 16, 2010, we closed the merger. At the closing, we issued to the former shareholders of Plastec an aggregate of 7,054,583 ordinary shares and agreed to issue the former Plastec shareholders an aggregate of 9,723,988 earnout shares additionally upon the achievement by Plastec of certain net income targets. Also at the closing, 2,615,732 of the public shares sold in our IPO were converted into cash and cancelled based on the election of the holders to exercise their conversion rights. In connection with the merger, our business became the business of Plastec and we changed our name to “Plastec Technologies, Ltd.” On April 30, 2011, we further amended the Merger Agreement to remove certain earnout provisions contained within it and to issue an aggregate of 7,486,845 ordinary shares to the former Plastec shareholders. We subsequently repurchased from one of the former Plastec shareholders an aggregate of 1,570,000 shares.

In connection with the merger with Plastec, we amended the terms of the escrow agreement with the initial shareholders to include in escrow an aggregate of 2,418,878 of the insider warrants and to provide additional restrictions on the release from escrow of all of the securities, including the requirement to raise certain financing by December 16, 2011. On December 16, 2011, the escrow agreement was again amended and the date on which the required financing was needed by was extended to March 16, 2012. No funds were ultimately raised and as a result, a total of 806,293 initial shares and the entire 2,418,878 insider warrants held in escrow were automatically repurchased by us at an aggregate consideration of $0.01 and cancelled.

As noted in the Introduction to this Form 20-F, on September 11, 2012, the Company determined to change its fiscal year end from April 30 to December 31. The change in fiscal year end was made so that the Company’s fiscal year end would coincide with all the Company’s operating subsidiaries in the People’s Republic of China.

B. Business Overview

General

We are a vertically integrated plastic manufacturing services provider. We provide comprehensive precision plastic manufacturing services from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly through our wholly owned subsidiary, Plastec. For more information concerning our organizational structure, please refer to our chart of operating subsidiaries on page 39 of this Form 20-F.

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys.

The Asia-Pacific region has been our principal market, accounting for approximately 83.1%, 64.4%, 57.5%, 58.3% and 49.6% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively. Europe ranks the second and accounted for approximately 16.3%, 35.2%, 42.0%, 41.0% and 40.7% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively. The United States accounted for the balance for approximately 0.6%, 0.4%, 0.5%, 0.7% and 9.7% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively.

Plastec has production facilities in Guangdong Province and Jiangsu Province, China. Also, its newly established production plant in Saraburi Province, Thailand (the “Broadway Thailand Manufacturing Plant”) has been undergoing trial production runs since January 2013.

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

Our expertise and capabilities in high-precision mold design and fabrication

We possess considerable plastic manufacturing expertise and know-how and are able to provide quick and quality services to our customers, especially in high-precision mold design and fabrication. One of the strengths of our mold fabrication division is our ability to assist our customers in accurately prototyping their product concepts and in designing and manufacturing precision toolings and molds. We own advanced design software and equipment necessary for such high-precision mold fabrication, which enhances the efficiency of its mold design and fabrication. We also use some of the most advanced mold fabrication machines and plastic injection machines available in the industry. We believe our expertise and know-how in high-precision mold design and fabrication shortens the lead time we need before we mass-produce such products and represent a significant advantage over our competitors.

Our just-in-time delivery service

Our just-in-time delivery service is designed to meet our customers’ stringent inventory management systems and their demanding delivery schedules. We have strategically established our manufacturing facilities in Dongguan, Shenzhen, Zhuhai and Heyuan of Guangdong Province and Kunshan of Jiangsu Province, China as well as in Bangkok of Thailand in order to stay close to our customers’ assembly plants there, which strategic positioning not only enables us to accommodate our customers’ just-in-time inventory management systems but also reduces our transportation costs and enhances our direct communications with customers.

Our stringent quality control

Our customers include major companies in their respective industries who are generally known for their high quality products sold throughout the world, and a majority of our products are used in well-known brands. We have imposed stringent quality control measures on each phase of our manufacturing process, including our raw materials, semi-finished products and finished products. Our quality control procedures are designed to enable us to promptly identify flaws or defects during the production process. The successful implementation of our quality control system is demonstrated by the low rate of goods returned, which was approximately 0.55%, 0.74%, 0.34%, 0.36% and 0.09% during the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively, based on our total revenues of HK$966.8 million, HK$1,323.5 million, HK$1,291.2 million, HK$911.3 million and HK$933.9 million for each of the three years and two 8-month periods, respectively.

To ensure the quality of Plastec's manufacturing processes, Plastec has subjected its manufacturing facilities to various compliance standards and certifications available in the plastics industry. The most recent awards and certifications for each facility are presented in the following table:

Award/Certification	Award Date	Manufacturing Facility	Certifying Organization
ISO9001:2008 Certification	July 2012	Dongguan Sun Line Processing Factory (operations taken over by Dongguan Sun Chuen Manufacturing Plant)	SGS United Kingdom Ltd. (“SGS'')
ISO14001:2004 Certification	October 2011	Dongguan Sun Line Processing Factory (operations taken over by Dongguan Manufacturing Plant)	SGS
Certificate of Compliance to Standard for Safety (Component-fabricated parts)	January 2013	Dongguan Sun Chuen Manufacturing Plant	Underwriter Laboratories Inc. (“UL'')
ISO9001:2008 Certification	May 2012	Zhuhai Sun Line Manufacturing Plant	SGS
ISO9001:2008 Certification	August 2012	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing)
ISO14001:2004 Certification	August 2012	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing)
ICTI Code of Business Practices (2009 Version)	April 2012	Shenzhen Broadway Processing Factory (operations taken over by Shenzhen Broadway Manufacturing Plant)	ICTI Care Foundation (“ICTI'')
ISO9001:2008 Certification	April 2011	Shenzhen Broadway Processing Factory (operations taken over by Shenzhen Broadway Manufacturing Plant)	SGS
ISO14001:2004 Certification	June 2010	Shenzhen Broadway Processing Factory (operations taken over by Shenzhen Broadway Manufacturing Plant)	SGS

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

Continue to improve our production facilities and expand our production capacity

We are devoted to continuously improving and expanding our existing production facilities principally in Guangdong Province while we seek opportunities to further expand our production capacity in other parts of China or overseas, like establishing production facilities in Saraburi Province, Thailand. We believe these improvements will enhance our competitiveness in the higher-end plastic production market and will also improve our overall profit margin in the long-run.

Since our production is entirely customer order based, in order to meet demands of our customers in other regions of China or other parts of the world, and as a long-term plan, we may establish additional facilities in other parts of China or overseas where circumstances and demand justify. Well-selected strategic locations of production facilities will allow us to shorten our delivery time, facilitate communications with customers and help customers reduce their inventory carrying costs.

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

We categorize our sales by geographic market on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we ship to such customers, as follows:

	Year ended April 30,			8 months ended December 31,
Revenues by geographic market	2010	2011	2012	2011	2012
Asia-Pacific Region	83.1%	64.4%	57.5%	58.3%	49.6%
Europe	16.3%	35.2%	42.0%	41.0%	40.7%
United States	0.6%	0.4%	0.5%	0.7%	9.7%
Total	100.0%	100.0%	100.0%	100.0%	100%

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

Mold design and fabrication is an interactive process between us and our customers. We have over 120 skilled design engineers and technicians in Shenzhen and Dongguan, assisted by computer-aided design, or “CAD,” and computer-aided manufacturing, or “CAM,” software systems to design the molds. Based on initial product designs and specifications provided by our customers, our design engineers use fused deposition modeling, or “FDM,” technology to prototype the finished products in accordance with the designs of the customers and prepare detailed specifications for the molds. Through a consultation process known as “co-design” for the molds, our design engineers would recommend improvements to the original product design and specifications, such as to increase durability of the molds and to enhance reliability of the products.

When we finalize the mold designs, we use CAD to draw up the detailed specifications. We then use CAM to detail our manufacturing procedures in accordance with the detailed CAD specifications and start to manufacture with the assistance of our advanced machinery such as our computer-numerical controlled, or “CNC,” machining systems. Our CNC machining systems commence milling the mold prototypes from graphite or copper electrodes. Once the customers have verified the finished-product prototypes, we commence fabrication of the molds via a combination of precision milling, grinding, wire-cutting and electro-discharge machining, or “EDM.”

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

Parts assembly

In response to increasing demands for integrated manufacturing solutions from our customers, we also provide parts assembly services for our molded plastic products as a turn-key solution to our customers. We usually assemble the plastic components into semi-finished parts before their delivery. Our customers will further incorporate their electronic or electrical components into our products to produce their finished products. The parts assembly business has become an important part of the integrated manufacturing services desired by our customers. Most of our parts assembly services, however, are labor-intensive due to the different assembly requirements from our customers.

Quality Control

Commensurate with our competitive capabilities in high-precision plastic product manufacturing, we have established an in-house quality control, or “QC,” department that maintains stringent quality controls over all of our products. We strictly carry out all customer-required QC measures in addition to routine quality control. Our fundamental QC principle is to build quality not only into our products and services but also into our processes at the earliest possible stage. Our QC procedures require quality control checks to be performed at each critical stage of our production process to meet our own quality requirements and to conform to our customer’s specifications. Quality control checks are carried out, recorded and monitored by our QC department.

As integrated plastic manufacturing services are relatively labor intensive by nature, we deploy staff members at various control check points to make sure that our customers’ numerous requirements in product designs, appearances and functionalities are properly observed. Our QC staffs are located at all of our manufacturing plants in China.

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

Production Facilities and Capacity

As of the date of this Form 20-F, we have production facilities in China to carry out our manufacturing operations, all of which are located in Guangdong Province, China, adjacent to Hong Kong, except the one located in Jiangsu Province, China. Our newly established production plant in Saraburi Province, Thailand has been undergoing trial production runs since January 2013. As at the 8-month period ended December 31, 2012, the plant and machinery accounted for approximately 37.3% of our total assets in terms of net book values.

During the fiscal year ended April 30, 2012, we had completed the construction of a four-story extension to our mold design and fabrication center at our Shenzhen plant. By August 2012, the construction of another 9-story industrial building for our plastic injection and assemble operations at our Shenzhen plant was also completed. As a result of all these expansions, which boost operating floor space at our Shenzhen plant by approximately 37,000 square meters, our capacities and capabilities both in terms of better serving stringent customers requirements and attracting new customers have been enhanced.

Sales and Marketing

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys. We market our manufacturing services largely through specific targeted client developments, rather than large-scale promotion efforts, such as various trade shows organized for the plastic industry. Our marketing personnel are mostly plastic industry engineers or technicians. They endeavor to identify appropriate potential customers and to qualify us for the approved vendor status at these customers. A vendor qualification process typically takes 6 to 18 months in the plastics industry for precision plastic manufacturing services. Once a potential customer is identified and has expressed interest in exploring our services, it will often involve an initial period of questions and answers, followed by various in-depth interactive investigations by the potential customer, including factory audit, technical capacity and capability audit, QC audit, supplier audit, attention-to-detail evaluation, environmental assessment, financial analysis and general industry reputation investigation.

In addition to maintaining the solid working relationship with our current customers principally in Guangdong Province of China, we are actively developing new clientele, not only with respect to leading international OEMs, ODMs and OBMs with whom we have not had an opportunity to cooperate, but also with respect to our current multinational customers with operations in regions other than Guangdong Province in China.

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

As at April 30, 2010, 2011 and 2012 and the 8-month period ended December 31, 2012, our inventory level was approximately HK$74.3 million, HK$117.7 million, HK$128.4 million, and HK$97.5 million, respectively, and our inventory turnover during these time periods was 33, 40, 41, and 30, respectively (based on 365 days a year and 245 days for an 8-month period ended December 31). We review our inventory level on an ongoing basis. Generally, we make provision for any slow-moving inventory that is older than six months. We may sell obsolete inventory as scrap and recognize income derived from such sales as part of our other income.

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

Major Customers

Our major customers consist of some of the leading international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys. We believe that we have maintained good working relationships with our customers. Due to the nature of the plastics industry, we have attached as much importance to customer maintenance as to customer development.

We have five customers which accounted for 5.0% or more of our total revenue, who collectively accounted for approximately 66.2%, 75.2%, 77.1%, 77.3% and 74.0% of our revenues for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively. Historically, our largest customer accounted for approximately 32.5%, 33.3%, 35.6%, 35.5% and 36.4%% of our revenues for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively.

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

We had three suppliers which accounted for 5.0% or more of our total purchases for the year ended April 30, 2010, who collectively accounted for approximately 38.2% of our purchases in that year. We had two suppliers which accounted for 5.0% or more of our total purchases for the years ended April 30, 2011 and 2012 and the 8-month period ended December 31, 2011, who collectively accounted for approximately 23.4%, 24.1% and 23.7% of our purchases, respectively. We had three suppliers which accounted for 5.0% or more of our purchases for the 8-month period ended December 31, 2012, who collectively accounted for approximately 23.3% of our purchases in this 8-month period. Historically, our largest supplier accounted for approximately 22.7%, 13.7%, 13.7%, 12.3% and 10.5% of our purchases for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively.

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

Competition

There are many precision plastic product manufacturing service providers in China, Hong Kong and Thailand. Our industry is fragmented and we are not aware of any independent published statistics on market share or industry ranking for its industry.

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

Government Regulations

Our operations are subject to the following laws and regulations.

Wholly-Foreign Owned Enterprises.   Our PRC subsidiaries are all wholly foreign-owned enterprises, which are subject to foreign investment laws of the PRC. The wholly foreign-owned enterprises are governed by the Law of the People’s Republic of China on Foreign-Capital Enterprises and its amendment, which were promulgated on April 12, 1986 and October 31, 2000 respectively, and its Implementation Regulations promulgated on December 12, 1990 and April 12, 2001 (together the “Foreign Enterprises Law”), which regulate all the matters as to establishment procedures, approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation, employment and all other relevant matters.

The Ministry of Commerce or its delegated authorities (together the “MOC”) is the examining and approving body for the establishment of a wholly foreign-owned enterprise, and will issue a certificate of approval after an application has been examined and approved. Following MOC’s approval, a wholly foreign-owned enterprise shall also obtain a business license from the local industrial and commercial administrative authorities before it can commence business. The date of issue of the business license of a wholly foreign-owned enterprise is the date of its establishment. In the event of division, merger or other major changes, a wholly foreign-owned enterprise shall also report to, and seek approval from the MOC and carry out procedures for registration of such changes with the industrial and commercial administrative authorities. All of our PRC subsidiaries currently hold valid and most updated certificates of approval for establishment of enterprises with foreign investment and business licenses respectively.

Further, any investments conducted by foreign investors and foreign enterprises in the PRC shall be subject to the Guidance Catalogue of Industries for the Foreign Investment (the “Guidance Catalogue”), the latest version of which was promulgated by the MOC and the National Development and Reform Commission on December 24, 2011 and came into effect January 30, 2012. The Guidance Catalogue set out categories of foreign investment industries, namely, the Encouraged Foreign Investment Industries, the Restricted Foreign Investment Industries and the Prohibited Foreign Investment Industries. Any industry not listed in the Guidance Catalogue is classified as the Permitted Foreign Investment Industries. Under the Guidance Catalogue, our business does not fall under the prohibited or the restricted categories for foreign investments.

Processing Industry Regulation.   Until December 2012, we operated two processing factories in Guangdong and Shenzhen, China for our manufacturing operations pursuant to two processing agreements entered into between our subsidiaries and the relevant Chinese counterparties respectively. Our wholly foreign-owned enterprise subsidiaries have since taken over these operations so that we are no longer reliant upon such processing agreements or subject to the processing industry regulations described in this section. Pursuant to the Provisional Regulations on the Examination, Approval and Management of the Processing Industry (the “Processing Industry Provisional Regulations”), which was promulgated by the MOC on May 27, 1999 and formally implemented on June 1, 1999, “processing trade” means the business activity of bonded import from abroad of all or some raw and secondary materials, components, parts, mechanical components and packing materials (“Imported Materials and Parts”) and the re-export thereof as finished products after processing or assembling by an enterprise in China. It includes processing of supplied materials and processing of purchased materials. “Operating enterprise” means any type of import and export enterprise or foreign-invested enterprise which is responsible for entering into a foreign processing trade import and export contract as well as export processing and assembling service companies which have been approved and have obtained permission to engage in the business of processing business. Operating enterprises engaging in processing trade must first be examined and receive the approval of the authority for foreign economic relations and trade (presently, the MOC). “Processing enterprise” means a production enterprise with legal person status which accepts the entrustment of an operating enterprise and is responsible for processing or assembling Imported Materials and Parts, as well as factories established by operating enterprises which, although lacking legal person status, keep relatively independent accounts and have obtained a business permit. A processing enterprise must have appropriate production capability. The MOC is in charge of the administration and approval of the processing trade business. According to the Regulation of Guangdong Province on the Foreign Processing and Assembling Business (2012 Amendment), the processing agreement must be approved by the MOC at the municipal or county level. The approved processing agreement is the necessary evidence for the enterprise to register at the local taxation department and registration and archival-filing formalities at customs and to apply for opening an account to the local bank operating foreign exchange businesses. Both the Dongguan Sun Line processing agreement and Shenzhen Broadway processing agreement (discussed below at pages 69 to 70) (including their respective amendments and extensions) were properly approved by Dongguan and Shenzhen MOCs respectively.

According to the Supervisory Guidelines on the Processing Industry promulgated by the PRC Customs Department on February 26, 2004, last amended on 2010, operating enterprises and processing enterprises shall, in accordance with the Accounting Law of the PRC and other relevant laws, administrative regulations, and rules of the State, establish account books, statements, and other relevant documents that comply with the requirements of Customs supervision to record the information of import, storage, assignment, transfer, sale, processing, use, wearing-off, export, and etc. relating to its processing trade goods, keep accounts and make assessments on the basis of legal and valid certificates. Further, operating enterprises and processing enterprises shall, pursuant to the provisions, submit the annual statements of the business operations of the previous year to Customs along with other relevant documents. An operating enterprise must complete the formalities for putting processing trade goods on file with Customs in the area where the processing enterprise is located, in order to obtain the Manual for Processing Industries, and shall also submit an import and export declaration of processing trade goods to Customs and include such relevant documents as the manual of processing trade, the special Customs declaration form for import and export processing trade goods, and etc.

Imports and Exports.   Most of our products manufactured in China are exported to foreign countries. Therefore we are subject to the laws and regulations in relation to import and exports. According to the PRC Foreign Trade Law, which was promulgated on May 12, 1994 and revised on April 6, 2004, a foreign trade operator who is engaged in the import and export of goods or technologies shall process the filing and registration with the department of foreign trade under the State Council or its authorized institute, unless otherwise provided by the laws and regulations. The specific method for filing and registration shall be formulated by the department of foreign trade under the State Council (presently, the MOC). For the foreign trade operators who fail to register in accordance with the provisions of the regulations, Customs will not process the import and export goods declaration and clearance procedure. According to the Import and Export Regulations, which were promulgated by the State Council on December 10, 2001 and implemented on January 1, 2002, the government can prohibit and restrict the import and export of goods under certain circumstances. No goods may be imported and exported when the government prohibits the import and export. The goods under national restriction on import quantity are subject to quota administration. The goods under other import restriction are subject to permit administration. No restriction is imposed on goods of free import.

Further, the Foreign Trade Law and the Measures for the Archival Filing and Registration of Foreign Trade Operators, which were promulgated by the MOC on June 25, 2004, require enterprises engaged in foreign trade to register with the relevant authorities in charge of foreign trade under the State Council presently, the MOC) and obtain permission for their foreign trade operations, if necessary. All of our PRC subsidiaries who are engaged in the export business have obtained such permissions and currently hold valid Customs Declaration Registration Certificates for Consignors and Consignees of Import and Export Goods.

Environmental Regulations.   The Ministry of Environmental Protection of the PRC (the “MEP”) is responsible for the overall supervision and administration of the environmental protection work in the PRC and is the principal department in this discipline. The Environmental Protection Law of the PRC, approved and implemented by the Standing Committee of the National People’s Congress on December 26, 1989, was enacted to protect and improve the living environment and ecological environment, prevent and administer pollution and other public hazards in order to safeguard human health. According to this law, enterprises causing environmental pollution and other public hazards must incorporate the environmental protection works into their plans and establish an accountability system in environmental protection. In constructing the projects that may cause environmental pollution, such enterprises must comply with the requirements of environmental protection administration for the respective construction projects. The prevention pollution facilities of the construction project must be designed, constructed and put into production at the same time with the main subject work. The construction project cannot be put into production or use until the environmental protection facilities have obtained the inspection and approval from the environmental protection administration authority approving the original report on environmental impact.

Particularly, the Regulations on Administration of Construction Project Environmental Protection and the Administration Measures of Inspection and Acceptance of the Environmental Protection of the Construction Projects, implemented on November 29, 1998 and February 1, 2002 respectively, have detailed the requirements in different levels of environmental protection, pursuant to which, for development projects (including but not limited to alteration, expansion and technology re-engineering projects) that affect the environment, environment impact evaluation shall be conducted according to the impact level. The developer shall submit such environment impact evaluation report, report form or registration form at the feasibility study stage for approval. Any commencement of development work without prior approval may be subject to cease work order, reinstatement order or a fine of not more than RMB100,000. After the construction project is completed, the construction enterprise shall apply for the inspection and acceptance of the environmental protection of the construction project from the environmental protection administration authority. All of our PRC subsidiaries have complied with the relevant environmental requirements, and we have not received any administrative penalties by the relevant governmental authorities.

Production Safety.   On June 29, 2002, the Standing Committee of the National People’s Congress passed the Production Safety Law of the PRC (implemented on November 1, 2002), pursuant to which, enterprises engaging in production and business operation activities shall observe the relevant laws, regulations concerning production safety, strengthen the administration of production safety, establish and perfect the accountability system for production safety, perfect the conditions for production safety, and ensure the safety in production. They shall also set up apparent safety warning signs at the production or business operation sites or on the relevant facilities or equipment that have substantial dangerous elements. For production and business operation enterprises with more than 300 employees, they shall establish an administrative organization for production safety or have full-time personnel for the administration of production safety. For production and business operation enterprises with not more than 300 employees, they shall have full or part time personnel for the administration of production safety. The safety facilities of the newly built or rebuilt or expanded engineering projects shall be designed, built and put into production and use at the same time with the main subject of the projects. The State Administration of Work Safety (“Work Safety Administration”) shall implement comprehensive supervision and administration of the work of work safety of the whole country. The Work Safety Administration’s local branches at the county level and above in charge of the supervision and administration of work safety shall implement comprehensive supervision and administration of the work of work safety within their respective administrative jurisdictions according to the present Law. All of our PRC subsidiaries have strictly applied the relevant safety requirements and adhered to our internal policies and procedures to ensure safety on the manufacturing premises, and we have not received any administrative penalties by the relevant governmental authorities.

According to the Fire Control Law of the PRC promulgated on September 1, 1998 and amended on October 28, 2008, we are required to submit the design and drawings of a construction project to the relevant fire control bureau for approval before commencement of the construction. Also upon completion of a construction project, fire prevention mechanisms of the construction project should be evaluated and approved by the relevant fire control bureau before commencement of operation. All of our PRC subsidiaries had passed the evaluation and approval procedure conducted by the relevant fire control bureau before they commence manufacturing operations.

Dividends and Distributions.   Our operating subsidiaries are subject to certain government restrictions on their ability to pay dividends and make certain distributions to us, as their sole owner. Under PRC laws, the PRC subsidiaries must allocate at least 10% of their respective after-tax profit to their statutory general reserve funds until the balance of the fund reaches 50% of their registered capital, and certain amount of statutory employee welfare reserve funds and bonus. These reserve funds are also not distributable as cash dividends. Further, no dividends shall be distributed unless the losses of previous years have been made up. In addition, in the case of distribution of additional equity interests by the PRC subsidiaries to Plastec which are credited as fully paid through capitalizing their undistributed profits, governmental approval is required as it is a form of an increase in the registered capital and total investment in its subsidiaries in China. Each of our Thailand operating subsidiaries must appropriate at least one-twentieth (or 5%) of the distributable profits arising from its business to a reserve fund before making distribution of dividends, until the reserve fund reaches one-tenth of the capital of the company. Distributions that we receive from the Thailand operating subsidiaries are subject to a withholding tax at a rate of up to 15%.

Properties

As at December 31, 2012, Plastec owned the following land use rights:

Plant	Location	Site area/ sq. m.	Land use rights certificate no.	Expiration	Gross floor area/ sq. m.	Building ownership certificate no.
Heyuan Sun Line Manufacturing Plant	Diaoyutai Hongyue Science & Technology Park, Heyuan City	64,551	He Guo Yong (2004) 555	March 26, 2054	6,912.2 2,726.0	Yue Fang Di Zheng Zi C4074932/ C4078389

As at December 31, 2012, Plastec’s manufacturing plants were subject to the following leases (referred to also as “Tenancy Agreements”):

Plant/ Subsidiary Lessee	Location	Lessor	Site area/Gross floor area (sq. m.)	Status of Land	Term of Lease	Fees
Dongguan Sun Chuen Manufacturing Plant/Dongguan Sun Chuen Plastic Products Co., Ltd.	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	Dongguan Fuxing Property Management Co., Ltd.	9,333/25,137	Collectively owned land	1/1/2013 to 12/31/2019 (1)	RMB 228,895 per month for the first two years, RMB 251,781 per month for the remaining five-year period

	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	Zhang Shixiu	8,540/28,212	State owned land	1/1/2013 to 12/31/2019 (1)	RMB 263,977 per month for the first two years, subject to a 10% increase for the remaining five-year period

Plant/ Subsidiary Lessee	Location	Lessor	Site area/Gross floor area (sq. m.)	Status of Land	Term of Lease	Fees
Shenzhen Broadway Manufacturing Plant/Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Precision Technology Limited	47,190/81,251	Collectively owned land	12/1/2012 to 11/30/2015	RMB 731,259 per month

Kunshan Broadway Manufacturing Plant/Broadway Precision Industrial (Kunshan) Ltd.	88 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	Kunshan Huixia Metals Manufacturing Co., Ltd.	7,142/8,191	Collectively owned land	8/10/2008 to 8/20/2018 (2)	RMB 72,275/month for first five years, subject to a 10% increase for the second five-year period

	168 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	Village Committee of Jinhua Village, Zhangpu Town, Kunshan City	3,500/4,500	Collectively owned land	3/1/2010 to 3/1/2019 (3)	RMB 648,000/year for first four years, (4) RMB 712.800/year for the next five years

Zhuhai Sun Line Manufacturing Plant/Sun Line Precision Industrial Ltd.	22 Shinhe No. 2 Road, Baijiao Scientific & Technological Industry Park, Zhuhai City, Guangdong Province	Zhuhai Kaixinda Investment Planning Co., Ltd.	43,017/24,480	State owned land	11/1/2008 to 10/31/2018 (5)	RMB 119,854 per month (6)

Broadway Thailand Manufacturing Plant/Broadway Industries (Thailand) Co., Ltd./Broadway Precision (Thailand) Co., Ltd.	39/1 Moo 5 Phaholyothin Road Tambui Nongyao, Ampere Mueng at Saraburi Province (18000), Thailand	PIAM Manufacturing Co., Ltd.	22,400/5,952	Privately owned land	5/1/2012 to 4/30/2021 (7)	1,101,120 baht per month (8)

(1)	The rental period for this lease is split into two terms. The first two-year period is the mandatory period. The next five-year period is the optional period.

(2)	The rental period for this lease is split into two five-year terms. The first five years of the period is the mandatory rental period. The second five years of the period is the optional rental period.

(3)	The rental period for this lease is split into two terms. The first four years of the period is the mandatory rental period. The second five years of the period is the optional rental period.

(4)	In the first year of the lease, the lessee subsidiary received a deduction of one month’s rent.

(5)	The rental period for this lease is split into two five-year terms. The first five years of the period is the mandatory rental period. The second five years of the period is the optional rental period. Under the original agreement, the lessee subsidiary had the option of renting a second workshop at the same location. By supplemental agreement, our subsidiary and the lessor agreed to terms under which the second workshop would be rented. The term of lease for such space began on August 1, 2009 and continues through the same date as the original agreement.

(6)	Includes RMB 50,000 per month under the initial agreement and RMB 69,854 per month for the second workshop’s maintenance and management fee. The monthly fee for the second workshop is subject to a 10% increase or decrease during the second five-year period as determined by negotiations between the parties.

(7)	The initial term of the lease is through April 30, 2015. At the option of the lessee subsidiary, the lease may be renewed for two subsequent three-year terms following the expiration of the initial term.

(8)	The lessor agreed to waive the first two months’ rent.

We also lease office space (through one of our subsidiaries) from Guan Shaohong, pursuant to an agreement for 653 square feet of space located at Alameda Dr. Carlos D’Assumpcao, No. 181-187, 12 Andar, B12, Edif. Centro Comercial do Grupo Brilhantismo, Macao. The lease commenced September 15, 2011 and expires September 14, 2013. Pursuant to the rental agreement, our subsidiary pays HK$7,200 per month.

Employees

As of December 31, 2012, we had an aggregate of 5,374 employees either directly employed by us or employed by the PRC counterparties pursuant to the processing agreements. We consider our relationships with our employees to be good and expect that these relationships continue in the future. We have not experienced any strikes or work stoppages by our employees since our inception.

The tables below show our employees by geographic area and function as of December 31, 2012.

Employees by geographic area

China	5,327
Hong Kong	16
Macau	3
Thailand	28
Total:	5,374

Employees by function

Management	45
Marketing and support functions	15
Engineering	49
Production	4,726
General administration	539
Total:	5,374

Seasonality

The disclosure set forth under “Seasonality” in Item 5 of this Form 20-F is incorporated herein by reference.

C. Organizational Structure

The following chart illustrates the organizational structure of us and our active subsidiaries as at December 31, 2012.

Plastec Technologies, Ltd.
(incorporated in Cayman Islands)
100%
Plastec International Holdings Ltd.
(incorporated in BVI)
100%
100%
Broadway Precision Technology Ltd.
(BVI)
100%
Broadway Precision (Shenzhen) Co. Ltd.
(PRC)
100%
Broadway (Macao Commercial Offshore) Company Limited **
(Macau)
100%
Source Wealth Limited
(HK)
100%
Broadway Industries (Thailand) Co. Ltd.
(Thailand)
100%
Broadway Precision (Thailand) Co. Ltd.
(Thailand)
100%
Broadway Industrial Holdings Limited
(HK)
100%
Broadway Precision Industrial (Kunshan) Ltd.
(PRC)
100%
Sun Line Industrial Limited
(HK)
100%
Heyuan Sun Line Industrial Ltd
(PRC)
100%
Sun Line Precision Ltd. @@
(BVI)
100%
Dongguan Sun Chuen Plastic Products Co., Ltd.
(PRC)
100%
Sun Terrace Industries Limited
(BVI)
100%
Allied Sun Corporation Limited
(HK)
100%
Sun Line Precision Industrial (Zhuhai) Ltd
(PRC)

** formerly known as Sun Line (Macao Commercial Offshore) Company Limited

@@ formerly known as Fast Achieve Enterprises Ltd.

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

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys.

The Asia-Pacific region has been our principal market, accounting for approximately 83.1%, 64.4%, 57.5%, 58.3% and 49.6% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively. Europe ranks the second and accounted for approximately 16.3%, 35.2%, 42.0%, 41.0% and 40.7% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively. The United States accounted for the balance for approximately 0.6%, 0.4%, 0.5%, 0.7% and 9.7% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively.

Plastec has production facilities in Guangdong Province and Jiangsu Province, China and Saraburi Province, Thailand.

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

Our ability to retain existing customers and compete for additional customers and new businesses

We service principally a limited number of multinational corporations. We depend on approximately five major customers, who collectively accounted for approximately 66.2%, 75.2%, 77.1%, 77.3% and 74.0% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively. Historically, the largest customer accounted for approximately 32.5%, 33.3%, 35.6%, 35.5% and 36.4% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively.

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

Market demand for products made and sold by customers

We do not sell our products directly to the mass consumer market. Instead, we sell products, largely plastic components, to leading international OEMs, ODMs and OBMs for them to incorporate into their consumer electronics products, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys. Market demand for our products is, therefore, derived from the demand for the products of our customers. Our customers market their products globally and any significant change in the global demand or preference for these consumer electronics products, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys will affect our revenue. The ability of our customers to compete successfully to increase their market share will indirectly affect our business prospects and results of operations.

Our ability to continue to rely on our existing Tenancy Agreements for certain of our manufacturing plants

We rely on Tenancy Agreements (the terms of which are described in greater detail under the section titled “Properties” in Item 4.B of this Form 20-F) for the use of land and premises that are necessary for the operation of our business for certain of our manufacturing plants. They are either with a fixed duration of lease or with an option to further extend at our discretion within the pre-determined period. It is possible that any of the Tenancy Agreements could be terminated or invalidated prior to its stated maturity if these Tenancy Agreements may not be legally valid and enforceable, as a matter of applicable laws and regulations in the event that the land use rights certificates or building ownership certificates or prior approval by competent governmental authorities are not obtained. The lessors in the Tenancy Agreements do not undertake to compensate us for losses arising from such deficiencies. If we have to vacate some or all of our production facilities because of the foregoing, we would incur significant losses of revenue, we would have significant difficulty in performing the contracts with our customers to supply our products and services, and we would experience significant delays in our attempt to find alternative manufacturing premises and to relocate our production facilities. We would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, our results of operations, business prospects and financial condition could be materially and adversely affected.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be 30 years, our leasehold improvements to be three to six years, our plants and machinery to be three to ten years, our furniture, fixture and equipment to be three to six years, our computer equipment to be three to four years, our molds to be two to five years and our motor vehicles to be five years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in the adjusted remaining useful lives.

Revenues

We derive revenues primarily from the sale of precision plastic parts and components in our role as an integrated plastic manufacturing services provider.

The Asia-Pacific region has been our principal market, accounting for approximately 83.1%, 64.4%, 57.5%, 58.3% and 49.6% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively. Europe ranks the second and accounted for approximately 16.3%, 35.2%, 42.0%, 41.0% and 40.7% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively. The United States accounted for the balance for approximately 0.6%, 0.4%, 0.5%, 0.7% and 9.7% of our revenue for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively. We determine the geographical market of our sales on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we shipped.

Cost of Sales

The main components of our cost of sales are raw materials, direct labor costs and factory overheads. Raw materials mainly include mold bases, resins, paints and solvents. Our direct labor cost relates to employees directly hired by our PRC subsidiaries, indirect employees they hired from the PRC counterparties and temporary employees they hire from time to time. Our factory overhead includes machinery depreciation, rental expenses, utility consumed and other indirect factory expenses incurred. Our cost of sales and percentage cost of sales for the periods presented were approximately as follows:

	Year ended April 30,						8-month period ended December 31,
	2010		2011		2012		2011		2010
Component	(HK$’000)%		(HK$’000)%		(HK$’000)%		(HK$’000)%		(HK$’000)%
Raw materials	371,249	45.8	512,593	47.7	459,104	40.2	332,465	41.5	291,606	36.1
Factory overheads	293,367	36.2	335,686	31.2	406,959	35.6	269,084	33.6	328,294	40.7
Direct labor costs	145,571	18.0	226,601	21.1	276,590	24.2	199,864	24.9	187,204	23.2
Total	810,187	100.0	1,074,880	100.0	1,142,653	100.0	801,413	100.0	807,104	100.0

Approximately 49.9% of our purchases of raw materials in the 8-month period ended December 31, 2012 were denominated in Hong Kong dollars, 43.1% in U.S. dollars and 7.0% in Renminbi. The main factor affecting the prices of our raw materials is the supply and demand for resins, mold bases and paints. However, fluctuations in prices of raw materials have not significantly affected our gross margins primarily because our quotations to our customers have been on a “cost-plus” basis that took into account the pre-determined prices of these raw materials as requested by our customers. In addition, our quotations to customers are generally subject to revision in the event of any significant increase in raw material prices.

The level of direct labor costs has been escalating under the prevailing market condition in China, as well as the other fringe benefits for labor.

Gross Margins

In general, factors affecting our revenue and cost of sales will affect our gross profit margin. The following factors tend to have a material effect on our gross margins:

•	Stage of the product life cycle. Most of the plastic parts and components we manufacture tend to experience price erosion over the life cycle of the end-products that our customers make and sell. Such products, especially consumer electronics and electrical home appliances, generally command a higher premium in the earlier stages of their life cycles and tend to decline toward the end of their life cycles. This life cycle also affects the pricing of our products. The pricing pressure is particularly acute and apparent during the time when products at the end of their life cycles are not replaced with new products, although such decline in margin is often compensated by larger volumes of orders subsequent to the start-up stage of a product.

•	Volume discounts. Typically, our customers with purchase orders exceeding a certain quantity will request and in certain circumstances, we may grant, a volume discount. A volume discount means the customer would receive a reduced unit selling price in exchange for an increased total order. Such discounts, when offered, result in a lower profit margin per unit in such sales.

•	Market penetration strategy. From time to time, we may price our products competitively to penetrate deeper into our target markets or to attract new customers. Such strategy will also lead to a decrease in our unit selling price and lower our profit margin as a result.

•	Prevailing direct labor costs and production costs. Our direct labor costs relate to employees directly hired by our PRC subsidiaries, temporary employees they hire from time to time and indirect employees they previously hired through PRC counterparties to processing agreements described on page 69 of this Form 20-F. Production costs include machinery depreciation, rental expenses, utility consumed and other indirect factory expenses incurred. The prevailing level of wages and other employees’ benefits and the inflation in PRC have increased in recent years, which affects our gross profit margin.

Operating Costs

Our operating costs are mainly comprised of administrative expenses and distribution costs, as well as interest expenses. Our administrative expenses and distribution costs comprise mainly staff costs, including our directors’ fees and remuneration, general administrative expenses, marketing expenses and office expenses, and constituted approximately HK$63.8 million, HK$83.6 million, HK$81.6 million, HK$56.5 million and HK$66.3 million for the years ended April 30, 2010, 2011 and 2012 and the 8-month period ended December 31, 2011 and 2012, respectively. In addition to the administrative expenses and distribution costs, on the disposals and write-off of fixed assets we recorded loss of approximately HK$39.3 million and HK$0.5 million in the years ended April 30 2010 and 2011, respectively, a gain of approximately HK$0.2 million in the year ended April 30, 2012, a gain of approximately HK$0.1 million and a loss of approximately HK$2.2 million in the 8-month periods ended December 31, 2011 and 2012, respectively.

Our interest expenses include mainly bank interest and charges in relation to Plastec’s bank borrowings and finance leases, and constituted approximately HK$2.7 million, HK$3.0 million, HK$2.7 million, HK$1.9 million and HK$1.6 million for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012, respectively.

Income Tax

Due to the various tax incentives available to Plastec, our effective corporate income tax rates for the years ended April 30, 2010, 2011 and 2012 and the 8-month periods ended December 31, 2011 and 2012 were 19.7%, 19.9%, 25.0%, 25.0% and 5.3%, respectively. The smaller effective corporate income tax rates for the 8-month period ended December 31, 2012 was the result of changes of profit contributions from our operations in different tax jurisdictions as described below.

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

China.  Plastec has, as of the date of this Form 20-F, five operating subsidiaries with operations in China:

As a result, Plastec is subject to various PRC taxes as well as the benefits of various PRC tax incentives. The rate of income tax chargeable on companies in China varies depending on the availability of preferential tax treatment or subsidies based on their industry or location. Under PRC laws and regulations, prior to December 31, 2007, a company established in China in the form of a foreign-invested enterprise was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government has provided various incentives to foreign-invested enterprises to encourage foreign investments. Foreign-invested enterprises that are determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years are eligible for:

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

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. In December 2007, the State Council promulgated the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exemptions, and the enterprise income tax will no longer be divided into the national enterprise income tax and the local enterprise income tax. The new PRC tax law also permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. Our PRC preferential tax treatment has expired, with the last of such treatment expiring on December 31, 2012. We will be subject, going forward, to the unified income tax rate of 25% for all of our PRC subsidiaries. Accordingly, we will be subject to higher income tax expenses for our PRC operations.

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

Plastec may have uncertainty over non-taxable income benefit in the business of certain of our subsidiaries under its processing arrangement in PRC. Based on the processing factories operation of the relevant subsidiaries, the PRC tax bureau may take the position that they have permanent establishment in the PRC. In this regard, the relevant subsidiaries may be subject to enterprise income tax at a rate of 25% on the net profits attributable to their permanent establishment in PRC, for which provision for additional tax payable plus interest thereon have already been made. Beginning January 2013, our wholly foreign-owned enterprise subsidiaries have taken over the operations of the processing factories. Accordingly, we do not expect the uncertainty described in this paragraph to materially affect our results of operation for taxable years beginning after December 31, 2012.

Macau.  Under Decree-Law No. 58/59/M, a Macau company incorporated under such 58/59/M law is exempted from Macau complementary tax, or Macau income tax, as long as such 58/59/M company does not sell its products to a Macau resident. A Plastec subsidiary was incorporated in Macau on August 13, 2004 and is qualified as a 58/59/M company.

Thailand. The two subsidiaries of Plastec in Thailand are subject to corporate income tax. Under Board of Investment, one subsidiary is subject to a tax rate of 23%, while the other subsidiary is exempted from corporate income tax for six years for the tax privilege.

Review of Results of Operations

For the 8-month period ended December 31, 2012 compared to the 8-month period ended December 31, 2011

Revenue. Our revenue for the 8-month period ended December 31, 2012 increased by HK$22.6 million or 2.5% to HK$933.9 million from HK$911.3 in the 8-month period ended December 31, 2011. The increase was mainly contributed from sales orders received from existing customers for their new products launchings, and new sales orders solicited from new customers.

Cost of sales. Cost of sales for the 8-month period ended December 31, 2012 increased by HK$5.7 million or 0.7% to HK$807.1 million from HK$801.4 million in the 8-month period ended December 31, 2011. Our cost of sales is comprised mainly of cost of raw materials, direct labor costs and factory overheads. Our cost of raw materials decreased to HK$291.6 million, or approximately 36.1% of the total cost of sales in the 8-month period ended December 31, 2012 compared to HK$332.5 million, or approximately 41.5% in the 8-month period ended December 31, 2011 as less raw materials had been consumed according to the product mix requirements during the period. Our direct labor costs decreased to HK$187.2 million, or approximately 23.2% of the cost of sales in the period ended December 31, 2012 compared to HK$199.9 million, or approximately 24.9% in the year ended April 30, 2011, which decrease is attributable to our efforts in further streamlining the manufacturing process and controlling direct wages and other workers’ benefits. Our factory overheads increased to HK$328.3 million, or approximately 40.7% in the 8-month period ended December 31, 2012, compared to HK$269.1 million, or approximately 33.6% in the year ended April 30, 2011 because of inflationary factory overheads and also increased sub-contracting expenses during the period.

Gross profit.  Our gross profit increased by approximately 15.4% to HK$126.8 million in the 8-month period ended December 31, 2012 from HK$109.9 million in the 8-month period ended December 31, 2011. Our gross profit margin increased to 13.6% from 12.1% between the two periods. The improvement of our profit margin was resulted from better margins for those new products launched by our customers and also more value added services rendered for the product mix during the period.

Other income.  Our other income increased by approximately 293.8% to HK$6.3 million in the 8-month period ended December 31, 2012 from HK$1.6 million in the 8-month period ended December 31, 2011 arising from cancellation of certain accrued expenses related to our processing factories when their operations were being taken over by our wholly foreign-owned enterprise subsidiaries.

Selling, general and administrative expenses.  Total selling, general and administrative expenses increased by approximately 17.4% to HK$66.3 million in the 8-month period ended December 31, 2012 from HK$56.5 million in the 8-month period ended December 31, 2011 mainly due to increased salary and allowances for management and administration staff during the period.

Interest expenses.  Our interest expenses decreased by approximately 15.8% to HK$1.6 million in the 8-month period ended December 31, 2012 from HK$1.9 million in the 8-month period ended December 31, 2011. The decrease was primarily due to lower bank borrowings during the year.

Income before income tax expense.  Our income before income tax expense increased by approximately 18.3% to HK$63.2 million in the 8-month period ended December 31, 2012 from HK$53.4 million in the 8-month period ended December 31, 2011.

Income tax expense.  Our income tax expenses decreased by approximately 75.4% to HK$3.3 million, representing an effective tax rate of 5.3%, in the 8-month ended December 31, 2012 from HK$13.4 million, representing an effective tax rate of 25.0%, in the 8-month period ended December 31, 2011. The lower effective tax rate was due to more profit contributions by our operations in the jurisdictions of lower tax rate proportionally during the period.

Net income.  Our net income increased by approximately 49.5% to HK$59.8 million in the 8-month period ended December 31, 2012 from HK$40.0 million in the 8-month period ended April 30, 2011.

For the year ended April 30, 2012 compared to the year ended April 30, 2011

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

For the year ended April 30, 2011 compared to the year ended April 30, 2010

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

Summary of Cash Flows

	Year Ended April 30,			8-month Period Ended December 31,
	2010	2011	2012	2011	2012
		(HK$’000)
Net Cash From Operating Activities	205,113	261,640	216,628	178,991	247,566
Net Cash From Investing Activities	(178,277)	(227,581)	(133,728)	(102,952)	(73,414)
Net Cash From Financing Activities	28,661	34,176	(110,180)	(115,785)	(63,118)
	55,497	68,235	(27,280)	(39,746)	111,034

For the 8-month period ended December 31, 2012 compared to the 8-month period ended December 31, 2011

Net cash generated from operating activities. For the 8-month period ended December 31, 2012, we generated a net cash inflow from operating activities of approximately HK$247.6 million, which comprised operating cash flow before changes in operating assets and liabilities of HK$166.9 million, adjusted for net inflows from changes in operating assets and liabilities of HK$80.7 million. The net cash inflow increased by 38.3%, or HK$68.6 million, from HK$179.0 million for the 8-month period ended December 31, 2011, which was mainly contributed by the increased net inflows from changes in operating assets.

Net cash used in investing activities.  We recorded a net cash outflow from investing activities of HK$73.4 million for the 8-month period ended December 31, 2012, which was primarily attributable to the purchase of property, plant and equipment related to our capacity expansion as well as facilities upgrading during the period. Compared to the net cash outflow from investing activities of HK$103.0 million for the 8-month period ended December 31, 2011, the net cash used in investing activities, primarily for the purchase of property, plant and equipment was reduced by 28.7%, or HK$29.6 million.

Net cash generated from financing activities.  We recorded a net cash outflow from financing activities of HK$63.1 million for the 8-month period ended December 31, 2012. This was mainly due to approximately HK$60.0 million for the net repayment of bank borrowings and capital lease obligations, and approximately HK$2.8 million for the repurchases of shares during the period. Compared to the net cash outflow of HK$115.8 million from financing activities for the 8-month period ended December 31, 2011, the net cash outflow was reduced by 45.5% or HK$52.7 million. This was mainly because we used approximately HK$91.8 million to repurchase 1.57 million ordinary shares in December 2011.

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

Net cash generated from financing activities.  We recorded a net cash inflow from financing activities of HK$34.2 million. This was mainly due to the net proceeds of approximately HK$58.2 million from the merger transaction, net bank borrowings and capital lease obligations of HK$46.0 million and after the payment of dividends of HK$70.0 million to former Plastec shareholders during the fiscal year prior to the consummation of the merger.

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

Net cash generated from financing activities.  We recorded a net cash inflow from financing activities of HK$28.7 million. This was mainly due to the new bank borrowings, including the drawdown of two long term bank loans and after the payment of dividends of HK$20.0 million to former Plastec shareholders during the fiscal year.

Working capital

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents, our borrowing capacity and the net proceeds from the merger, will provide sufficient funds to satisfy our working capital requirements, planned capital expenditures and debt repayments for the period ending 12 months from the date of this Form 20-F. As at the 8-month period ended December 31, 2012, we had a cash and bank balance of approximately HK$309.9 million, of which approximately HK$161.9 million was denominated in Hong Kong Dollars, approximately HK$99.2 million equivalent was denominated in US Dollars, approximately HK$34.0 million equivalent was denominated in Renminbi, while the balance of approximately HK$14.8 million equivalent were denominated in other currencies, respectively.

Indebtedness

The following table shows our indebtedness as of December 31, 2012:

Actual (HK$’000)
Short-term debt:
Bank loans	96,892
Total Indebtedness	96,892

Our short-term debts as of December 31, 2012 comprised short-term bank loans of HK$96.9 million. As of December 31, 2012, we had available to us under various credit facilities an aggregate of approximately HK$340.1 million, of which HK$243.2 million was unused.

Contractual Obligations and Commitments

The following table sets forth our contractual cash commitments as of December 31, 2012. Amounts for debt obligations are principal amounts only.

	Payment by Period
	Total	Within 1 Year	Within 2 – 3 Years	Within 4 – 5 Years	After 5 Years
	(HK$’000)
Short-term debt obligations	96,892	96,892	—	—	—
Operating lease obligations	28,784	16,267	11,032	1,485	—
Capital commitments	10,955	10,955	—	—	—
TOTAL	136,631	124,114	11,032	1,485	—

We had no long-term debt obligations as of December 31, 2012. The short-term debt obligations in the above table included the short-term debts as disclosed under the section titled “Indebtedness” in Item 5.A of this Form 20-F.

The interest commitments for the short-term debt obligations to be paid within one year are estimated to be approximately HK$628,000, which amount is not included in the total amount of short-term debt obligations in the above table. This estimate is based on the terms of the short term debts with two assumptions: We used three months HIBOR quoted as of December 31, 2012, and estimated an average tenor of 45 days for the trade related import loans amongst the bank borrowings.

We entered into two interest rate swap contracts with two commercial banks to a portion of our borrowings which will expire on August 29, 2014 and September 8, 2014, respectively. For the remaining tenors of these two interest swaps, we estimated that we are obligated to pay a net cash of approximately HK$418,000.

The operating lease obligations in the above table included the rents payable for the leased properties as disclosed under the section titled “Properties” in Item 4.B of this Form 20-F.

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

Quantitative and Qualitative Disclosures About Market Risks

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

Foreign exchange risk.  Plastec’s sales are mainly denominated in Hong Kong dollars and U.S. dollars. Plastec’s costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. We made a net foreign currency exchange gain of approximately HK$997,000 for the year ended April 30, 2010, incurred a loss of approximately HK$1,164,000 for the year ended April 30, 2011, made a gain of approximately HK$10,127,000 for the year ended April 30, 2012, made a gain of approximately 5,470,000 for the 8-months period ended December 31, 2011 and made a gain of approximately HK$2,102,000 for the 8-month period ended December 31, 2012, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage our foreign exchange risk exposure. In addition, Plastec’s financial statements are expressed in Hong Kong dollars but the functional currency of its principal operating subsidiaries in China is in Renminbi. To the extent Plastec’s PRC subsidiaries hold assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to our consolidated statement of income and decrease the value of our foreign currency denominated assets.

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

Inflation

Historically, inflation in the PRC has not materially impacted our results of operations. However, the soaring inflation in China underpinned by rising labor costs and overheads we experienced during a large part of fiscal year ended April 30, 2012 and during the 8-month period ended December 31, 2012, if continued, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and operating results.

No Subsequent Material Change

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2012.

B. Liquidity and Capital Resources

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

C. Research and Development, Patents and Licenses, Etc.

The disclosure set forth under the section titled “Research and Development” in Item 4.B of this Form 20-F is incorporated herein by reference.

D. Trend Information

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	51	Chairman of the Board and Chief Executive Officer
Chin Hien Tan (4)	53	Chief Operating Officer
Ho Leung Ning (4)	52	Chief Financial Officer
Eli D. Scher (1) (3)	33	Non-Executive Vice Chairman of the Board
J. David Selvia (2)	37	Director
Chung Wing Lai (1) (2) (3)	65	Director
Joseph Yiu Wah Chow (1) (2) (3)	53	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

Chin Hien Tan has served as our Chief Operating Officer since the consummation of the merger in December 2010 and has been Plastec’s Executive Director since January 2005. Mr. Tan joined Plastec’s precursor in 1999 and is responsible for the administration and management of its PRC operations as well as its marketing development. He has over 24 years of experience in the manufacturing industry, with 19 years of experience in three manufacturing entities in Singapore. We believe Mr. Tan’s past business experience in the manufacturing industry makes him well qualified to be a member of our board of directors. Mr. Tan graduated from the River Valley High School of Singapore with a General Certificate of Education, Advanced level, in 1977.

Ho Leung Ning has served as our Chief Financial Officer since the consummation of the merger in December 2010 and has been an Executive Director of Plastec since January 2005. Mr. Ning joined Plastec as a deputy general manager in January 2005. Mr. Ning is responsible for Plastec’s corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry. Prior to joining Plastec, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ Ltd. We believe Mr. Ning’s past business experience and financial knowledge and understanding makes him well qualified to be a member of our board of directors. Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

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

B. Compensation

Compensation of Senior Management/Executive Officers

Our executive officers are currently compensated at the Plastec subsidiaries level on terms summarized below:

Employment Agreements

Each of Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning are and have been employed by certain of Plastec’s subsidiaries pursuant to certain employment agreements receiving aggregate annual base salary in the sums of HK$3.9 million, HK$1.69 million and HK$1.56 million, respectively. These employment agreements have been amended to provide for their services to be extended to cover us with no additional compensation in terms of base salary. The following table and summary set forth certain key information about such employment agreements as they currently relate to us:

Executive Officer	Position	Term	Employing entity
Kin Sun Sze-To	Chairman of the Board and Chief Executive Officer of Plastec Technologies, Ltd., General Manager of Broadway Precision (HK)	Until December 16, 2013, being third anniversary of closing of the merger	Broadway Precision Co. Limited (“Broadway Precision (HK)”) (1)
Chin Hien Tan	Chief Operating Officer of Plastec Technologies, Ltd. and Sales Manager of Broadway (Macao)	Until December 16, 2013, being third anniversary of closing of the merger	Broadway (Macao Commercial Offshore) Company Limited (“Broadway (Macao)”)
Ho Leung Ning	Chief Financial Officer of Plastec Technologies, Ltd. and Deputy General Manager of Broadway Precision (HK)	Until December 16, 2013, being third anniversary of closing of the merger	Broadway Precision (HK) (1)

(1)	On March 28, 2013, Broadway Precision (HK), our indirect wholly-owned subsidiary, entered into employment agreements with Kin Sun Sze-To and Ho Leung Ning to take effect from April 1, 2013, on which date their respective employment agreements with Sun Line Industrial Limited (“Sun Line (HK)”) (as amended at the closing of the merger on December 16, 2010) were terminated by mutual consents. On April 1, 2013, Broadway Precision (HK) entered into amendments to its employment agreements with Kin Sun Sze-To and Ho Leung Ning to cover their services as the Company’s Chairman of the Board-cum-Chief Executive Officer and Chief Financial Officer, respectively on like terms as those covered under their previous employment agreements with Sun Line (HK) (as amended).

Each employment agreement terminates upon the death or disability (as defined in the agreements) of the executive officer and may be terminated by either Broadway Precision (HK)/Broadway (Macao) (as the case may be) or the executive officer with or without “cause” (as defined in the agreements). Upon termination for death, disability, for cause by Broadway Precision (HK)/Broadway (Macao) (as the case may be) or without cause by the executive officer, the executive officer is entitled to all accrued and vested amounts due upon termination. Upon termination without cause by Broadway Precision (HK)/Broadway (Macao) (as the case may be) or for cause by the executive officer, the executive officer is entitled to his compensation for the remainder of the term of the agreement as if the employment agreement had not been terminated.

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

Compensation

Base Salary at Plastec subsidiaries level

The aggregate amount of base salary paid by Plastec’s subsidiaries during the 8-month period ended December 31, 2012 to our executive officers as a group for services in all service capacities was approximately HK$4.3 million.

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

We had met the Net Profit Target for the year ended April 30, 2011 and accordingly paid bonuses in the total sum of HK$1,770,000 under the plan to our executive officers (see table immediately below). No bonuses were paid to any of our executive officers with respect to the year ended April 30, 2012 as our net profit after tax for that year fell short of the Net Profit Target. No bonuses were provided for the 8-month period ended December 31, 2012.

Summary Executive Compensation Table

The following table sets forth the compensation of our executive officers for the 8-month period ended December 31, 2012:

Name and Principal Position	8 months ended December 31,	Salary (HK$)	Bonus (HK$)	Total (HK$)
Kin Sun Sze-To	2012	2,360,000	-	2,360,000
Chairman of the Board and Chief Executive Officer
Chin Hien Tan	2012	949,150	-	949,150
Chief Operating Officer
Ho Leung Ning	2012	960,000	-	960,000
Chief Financial Officer

The following table sets forth the compensation of our executive officers for the year ended April 30, 2012:

Name and Principal Position	Year ended April 30,	Salary (HK$)	Bonus (1) (HK$)	Total (HK$)
Kin Sun Sze-To	2012	3,910,484	708,000	4,618,484
Chairman of the Board and Chief Executive Officer
Chin Hien Tan	2012	1,589,100	531,000	2,120,100
Chief Operating Officer
Ho Leung Ning	2012	1,500,000	531,000	2,031,000
Chief Financial Officer

(1)	Bonus paid during the financial year ended April 30, 2012 is based on and attributable to our financial results in the year ended April 30, 2011.

Compensation of Non-Executive Independent Directors

During the year ended April 30, 2012 and 8-month period ended December 31, 2012, each of Eli D. Scher (our non-executive Vice Chairman), J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow, our four non-executive independent directors, was paid HK$39,000, HK$20,000, HK$20,000 and HK$20,000, and HK$39,000, HK$20,000, HK$20,000 and HK$20,000, respectively, for each month that they continue to serve on our board. We also made a one-time cash payment in the sum of HK$150,000 to Joseph Yiu Wah Chow on the approval of the compensation committee (with Mr. Chow abstained from voting) in November 2011 in recognition of additional services he performed for us during May and October 2011 as the audit chair. The aggregate amount of compensation paid to our non-executive independent directors during the year ended April 30, 2012 and the 8-month period ended December 31, 2012 were HK$1,338,000 and HK$792,000, respectively.

C. Board Practices

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

A. Major Shareholders

The following table sets forth, as of April 26, 2013, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 13,692,228 shares issued and outstanding as of April 26, 2013.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Major Shareholders:
Jing Dong Gao	1,681,048	(2)	11.4%
Cathay Plastic Limited (3)	1,276,382	(4)	9.3%
Kwok Wa Hung	1,057,603	(5)	7.7%
Directors and Executive Officers:
Kin Sun Sze-To	8,741,784	(6)	63.9%
Chin Hien Tan	474,868	(7)	3.5%
Eli D. Scher	110,596	(8)	*
Ho Leung Ning	241,971	(9)	1.8%
J. David Selvia	0
Chung Wing Lai	0
Joseph Yiu Wah Chow	0
All directors and executive officers as a group (7 individuals)	9,569,219	(10)	69.4%

*	Represents less than 1% of outstanding.

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.

(2)	Consists of 633,787 ordinary shares (being the aggregate of (i) 291,262 ordinary shares purchased in a private transaction on December 8, 2010, as disclosed on Schedule 13D filed with the SEC on December 29, 2010, (ii) 208,800 ordinary shares released upon consummation of the merger with Plastec pursuant to the terms of Amendment No.1 to Stock Escrow Agreement dated as of December 16, 2010 plus (iii) 133,725 initial shares continue to be held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011) and 1,047,261 ordinary shares issuable upon the exercise of currently exercisable insider warrants held by MCK Capital Co., Limited, an entity controlled by Mr. Gao. The business address of each is 762 West Beijing Road, Shanghai, China 200041.

(3)	The business address of Cathay Plastic Limited is c/o New China Management, Ltd., 14th Floor, St. John’s Building, 33 Garden Road, Central, Hong Kong.

(4)	Each of the following entities and individuals may be considered the beneficial owner of the ordinary shares held by Cathay Plastic Limited: Cathay Capital Holdings, L.P., as the sole shareholder of Cathay Plastic Limited; Cathay Master GP, Ltd., as the general partner of Cathay Capital Holdings, L.P.; New China Capital Management, LP, as the investment manager of Cathay Capital Holdings, L.P.; NCCM, LLC and TAM China, LLC, as the general partners of New China Capital Management, LP; Hermann Leung, as an officer or director of Cathay Capital Holdings, L.P.; Paul Wolanksy, as an officer or director of Cathay Capital Holdings, L.P. and Cathay Master GP, Ltd. and sole member of NCCM, LLC; and Donald Sussman, as an officer or director of Cathay Master GP, Ltd. and sole member of TAM China, LLC. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 23, 2012.

(5)	Consists of 887,603 ordinary shares held by Top Universe Management Limited, an entity controlled by Mr. Hung, and 170,000 ordinary shares held by Mr. Hung. The business address of both is 16/F, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on May 12, 2011 and other information known to us.

(6)	Consists of 7,386,523 ordinary shares held by Sun Yip Industrial Company Limited and 1,355,261 ordinary shares held by Tiger Power Industries Limited, each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on December 22, 2011.

(7)	Consists of 474,868 ordinary shares held by Fine Colour Limited, of which Mr. Tan is a 50% owner.

(8)	Consists of 12,169 ordinary shares (representing Mr. Scher’s initial shares held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011) and 98,427 ordinary shares issuable upon the exercise of currently exercisable insider warrants. The foregoing information is derived from other information known to us.

(9)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning.

(10)	Includes 98,427 ordinary shares issuable upon the exercise of currently exercisable insider warrants.

There have been no significant changes in the percentage ownership of the individuals and entities above except as a result of their acquisition of the securities disclosed above.

As of April 26, 2013, there were 24 shareholders of record holding a total of 13,692,228 of our ordinary shares. To the best of our knowledge there were 6 shareholders of record with addresses in the United States holding approximately 2,217,877 (16.1%) of our outstanding ordinary shares and 2 warrant holders of record with addresses in the United States holding approximately 3,600,000 (75.3%) of our outstanding warrants. Each of the foregoing calculations includes 1 unit holder with a United States address holding 13,785 units, each consisting of 1 ordinary share and 1 warrant. Shares and warrants held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

B. Related Party Transactions

Our Code of Ethics and Related Person Policy

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

In connection with the merger with Plastec, the parties amended the terms of the escrow agreement on December 16, 2010 to include in escrow an aggregate of 2,418,878 of the insider warrants and to provide additional restrictions on the release from escrow of all of the securities. Pursuant to the escrow agreement, as amended, an aggregate of 240,000 ordinary shares were released to the initial shareholders from escrow upon consummation of the merger. The remaining ordinary shares will not be released from escrow until (i) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the merger, (ii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of the merger, (iii) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $16.00 for any 20 trading days within a 30-trading day period following the consummation of the merger and (iv) with respect to 25% of such shares, when the closing price of our ordinary shares exceeds $20.00 for any 20 trading days within a 30-trading day period following the consummation of the merger. However, such shares will only be released from escrow if, in addition to meeting the price targets referred to above, we raise in one or more equity financings an aggregate of approximately $20 million by December 16, 2011, or “the required financing date”, (or a pro rata portion of such shares if less than $20 million is raised). The insider warrants will also not be released from escrow unless we raise the required $20 million equity financings by the required financing date (or a pro rata portion of such warrants if less than $20 million is raised). Notwithstanding the foregoing, such shares and warrants may be released from escrow earlier than as described above if, within those time periods, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their shares for cash, securities or other property.

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

Personal guarantees provided by Kin Sun Sze-To

Kin Sun Sze-To has been providing personal guarantees as collateral to secure various credit facilities and the financing of machineries for Plastec and certain of its subsidiaries. As at December 31, 2012, the total amount of personal guarantees outstanding for such purposes was approximately HK$380.2 million.

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

Bonus Plan for Management/Executive Officers

The disclosure on the bonus plan sets forth under the section titled “Directors, Senior Management and Employees — Compensation” in Item 6.B of this Form 20-F is incorporated herein by reference.

Other Transactions

We entered into a share purchase agreement with Sun Yip (an entity controlled by Mr. Sze-To) on December 1, 2011 upon prior approval of the uninterested members of our board, pursuant to which 1,570,000 ordinary shares were repurchased by us at a price of $7.5 per share or approximately $11.8 million in cash.

On June 1, 2012, Broadway (Macao) entered into an amendment to its employment agreement with Mr. Tan to cover his services as our Chief Operating Officer on like terms as those covered under an employment agreement between Mr. Tan and Sun Line (HK), which was superseded thereby and terminated by mutual consent on June 1, 2012.

On January 15, 2013 upon prior approval of the uninterested members of our board, we entered into share purchase agreements with certain related shareholders for the repurchase of an aggregate of 508,900 ordinary shares at a price per share of $6.00 (an additional 91,100 ordinary shares were repurchased under separate share purchase agreements with three unrelated shareholders). Of this amount, Sun Yip (an entity controlled by Mr. Sze-To) sold to us 423,967 ordinary shares for an aggregate price of $2,543,802; Fine Colour Limited (an entity controlled by Mr. Tan) sold to us 23,030 ordinary shares for an aggregate price of $138,180, and; Cathay Plastic Limited (an entity related to one of our board members) sold to us 61,903 ordinary shares for an aggregate price of $371,418.

On March 28, 2013, Broadway Precision (HK), our indirect wholly-owned subsidiary, entered into employment agreements with Kin Sun Sze-To and Ho Leung Ning to take effect from April 1, 2013, on which date their respective employment agreements with Sun Line Line (HK) (as amended at the closing of the merger on December 16, 2010) were terminated by mutual consents. On April 1, 2013, Broadway Precision (HK) entered into amendments to its employment agreements with Kin Sun Sze-To and Ho Leung Ning to cover their services as the Company’s Chairman of the Board-cum-Chief Executive Officer and Chief Financial Officer, respectively on like terms as those covered under their previous employment agreements with Sun Line (HK) (as amended).

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

Revenues by	Year ended April 30,			8-month period ended December 31,
geographic market	2010	2011	2012	2011	2012
Asia-Pacific Region	83.1%	64.4%	57.5%	58.3%	49.6%
Europe	16.3%	35.2%	42.0%	41.0%	40.7%
United States	0.6%	0.4%	0.5%	0.7%	9.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Dividend Policy

We have never declared or paid any cash dividends on our shares. The payment of dividends in the future will be entirely within the sole discretion of our board of directors at such times. Accordingly, we may never declare or pay any dividend in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon Plastec’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

B. Significant Changes

See the notes to the financial statements included under Item 18 of this Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our units, ordinary shares and warrants are quoted on the OTC Bulletin Board under the symbols “PLTEF,” “PLTYF” and “PLTWF,” respectively. Prior to February 4, 2011, our units, shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively. The following table sets forth the range of high and low closing sale prices for the units, shares and warrants for each full fiscal year since our units commenced trading on November 20, 2009 and our shares and warrants commenced trading on December 14, 2009, each full fiscal quarter during the last two full fiscal years ended April 30 and the transition period ended December 31, 2012, and each of the most recent six months. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Ordinary Shares		Warrants		Units
Period	High	Low	High	Low	High	Low
April 2013(1)	$6.25	$6.25	$0.060	$0.060	$6.50	$6.50
March 2013	$6.25	$6.25	$0.060	$0.060	$6.50	$6.50
February 2013	$6.25	$6.15	$0.100	$0.060	$6.50	$6.50
January 2013	$6.45	$6.15	$0.100	$0.100	$6.50	$6.50
December 2012	$6.45	$6.45	$0.100	$0.100	$6.50	$6.50
November 2012	$6.45	$6.45	$0.100	$0.100	$6.50	$6.50
October 2012	$7.00	$6.45	$0.100	$0.100	$6.50	$6.50

Fiscal Quarter for
Period Ended Dec. 31, 2012:
Fourth Quarter	$7.00	$6.45	$0.100	$0.100	$6.50	$6.50
Third Quarter	$9.90	$6.30	$0.120	$0.060	$6.50	$6.50
Second Quarter	$6.30	$5.50	$0.080	$0.060	$6.50	$6.50
FY Ended April 30, 2012:
Fourth Quarter	$6.00	$5.25	$0.105	$0.080	$6.50	$6.50
Third Quarter	$9.00	$6.00	$0.200	$0.105	$9.85	$6.25
Second Quarter	$9.00	$6.30	$0.350	$0.120	$9.85	$9.85
First Quarter	$9.00	$6.50	$0.400	$0.150	$9.85	$9.50
FY Ended April 30, 2011:
Fourth Quarter	$9.00	$8.00	$0.410	$0.220	$9.50	$8.25
Third Quarter	$10.30	$8.00	$0.350	$0.155	$10.50	$9.00
Second Quarter	$10.28	$10.05	$0.350	$0.200	$10.48	$10.20
First Quarter	$10.10	$9.94	$0.380	$0.300	$10.30	$10.20

Period Ended Dec 31, 2012	$9.90	$5.25	$0.150	$0.060	$6.50	$6.50
FY Ended April 30,
2012	$9.00	$5.25	$0.400	$0.080	$9.85	$6.25
2011	$10.30	$8.00	$0.410	$0.155	$10.50	$8.25
2010	$10.28	$9.65	$0.400	$0.200	$10.50	$9.95

(1)	Through April 26, 2013.

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

B. Memorandum and Articles of Association

The summary below relates to our second amended and restated memorandum and articles of association as currently in effect. The summary below is of the key provisions of our second amended and restated memorandum and articles of association and does not purport to be a summary of all of the provisions thereof or of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Incorporation

We were incorporated in the Cayman Islands on March 27, 2008 under the Companies Law with company registration number 207509.

We are an exempted company incorporated in the Cayman Islands. A Cayman Islands company qualifies for exempted status if its operations will be conducted mainly outside of the Cayman Islands. Exempted companies are exempted from complying with certain provisions of the Cayman Islands Companies Law. An exempted company is not required to obtain prior approval for registration or to hold an annual general meeting and the annual return that must be filed with the Registrar is considerably more simple than for non-exempted Cayman Islands companies. Names of shareholders are not required to be filed with the Registrar of Companies in the Cayman Islands. While there are currently no forms of direct taxation, withholding or capital gains tax in the Cayman Islands, an exempted company is entitled to apply for a tax exemption certificate from the Governor in Cabinet which provides written confirmation that, amongst other things, should the laws of the Cayman Islands change, the company will not be subject to taxes for the period during which the certificate is valid (usually 20 years) (see the section titled “Taxation — Cayman Islands Taxation” below).

Objects and Purposes

Our second amended and restated memorandum and articles of association grants us full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

We have seven directors with each director serving until the Company’s next annual general meeting, if one is called for, and until his successor is elected and qualified. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Cayman Islands law imposes duties on directors of Cayman Islands companies. These duties can be summarised as comprising (i) fiduciary duties of loyalty, honesty and good faith owed to the company, which in practical terms means that directors must act bona fide in what they consider to be the best interests of the company as a whole, exercising their powers for a proper purpose, using unfettered discretion in their decision making and avoiding positions where there is a conflict between their duty to the company and their personal interests; and (ii) duties of care, diligence and skill owed to the company.

Our second amended and restated articles of association provide that no person shall be disqualified from the office of director or prevented by such office from contracting with us, nor shall any such contract or any contract or transaction entered into by or on our behalf in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to us for any profit realised by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established. A director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

Subject to their fiduciary duties and our second amended and restated memorandum and articles of association (described above), directors may engage in transactions with us and vote on such transactions, provided the nature of the interest is disclosed in accordance with the procedures under our second amended and restated memorandum and articles of association. Directors also may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

Rights and Obligations of Shareholders

Dividends

Subject to the Companies Law (see summary below), directors may declare dividends and distributions on our ordinary shares in issue and authorize payment on the dividends or distributions out of lawfully available funds. No dividend or distribution may be paid except out of our realized or unrealized profits, or out of the share premium account or as otherwise permitted by the Companies Law. The Companies Law provides that a Cayman Islands company may declare and pay a dividend on its shares out of either profit or share premium account. Subscription monies received by the company by way of pure share capital (i.e. the par value of the shares) may not be used for the payment of dividends. A dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Subject to any rights or restrictions attached to any shares (our second amended and restated memorandum and articles of association do not contain any special voting right or restrictions on our ordinary shares), every member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or proxy has one vote for every share of which he is the holder.

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

Change to Rights of Shareholders

Shareholders may change the rights of their class of shares by:

•	getting the written consent of not less than two-thirds of the shareholders of that class; or

•	passing a special resolution at a general meeting of the shareholders of that class.

There are no general limitations on the rights to own shares specified by our second amended and restated memorandum and articles of association.

General Meetings

A general meeting may be convened by a majority of directors at any time. Additionally, the directors shall convene an extraordinary general meeting upon a members’ requisition (a requisition of members holding at the date of deposit of the requisition not less than 10% in par value of our capital which as at that date carries the right of voting at general meetings). The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

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

Indemnity

Pursuant to our second amended and restated memorandum and articles of association, every director, agent or officer of our company shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own actual fraud or willful default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or willful default of such director, agent or officer. Additionally, we entered into an indemnification agreement with each of our officers and directors in February 2011 whereby we agreed to indemnify, and advance expenses to, each officer and director to the fullest extent permitted by applicable law.

C. Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any subsidiary of ours is a party for the immediately preceding two years.

Processing Agreements.

Although we own, and have always owned, all of the manufacturing equipment at our production facilities, our Dongguan Sun Line Processing Factory (“Dongguan Factory”) and Shenzhen Broadway Processing Factory (“Shenzhen Factory”) have previously been operated pursuant to Processing Agreements with PRC third parties. The processing agreement for the Shenzhen Factory expired on December 31, 2012. We have not renewed the agreement. As of August, 2012, we created a new wholly foreign-owned enterprise duly approved by the relevant PRC governmental authorities which has taken over all Shenzhen Factory operations. The processing agreement for the Dongguan Factory will expire in November 2013 but has been rendered ineffective since we have merged the Dongguan operations into an existing wholly foreign-owned enterprise subsidiary in the PRC effective from January 2013, which has assumed all operations of the Dongguan Factory at the same property on which the processing factory used to be located under a new Tenancy Agreement. The Dongguan Factory merger was approved by the relevant PRC governmental authorities. Accordingly, we no longer rely on the PRC counterparties to processing agreements for the operation of our Dongguan or Shenzhen operations.

Dongguan Sun Line Processing Agreement.   This agreement was entered into by our subsidiary Sun Line Industrial Limited (“Sun Line (HK)”) on November 5, 2002, and extended by agreement on August 21, 2012, with Dongguan Dalingshan Foreign Trade & Economic Development Corporation and was approved by Dongguan City Foreign Trade and Economic Cooperation Bureau on November 6, 2002. The agreement contemplated a mutually beneficial venture between Sun Line (HK) and the PRC counterparty under the following terms:

Sun Line (HK) was responsible for (1) providing all manufacturing equipment as well as all raw and other materials required in the manufacturing of its products without attributing a monetary value to such contribution by it to the venture, (2) transportation, installation, testing and technical management of its equipment, (3) hiring employees through the relevant government-approved labor administrative agencies and (4) accepting all products of acceptable quality for export. The PRC counterparty was responsible for (1) providing the relevant manufacturing premises to the venture and (2) assisting Sun Line (HK) in completing the necessary governmental approval process and in managing the daily operations of the Sun Line Factory. The agreement was subject to a three-month probation from the effective date of the Processing Agreement during which the parties evaluated the viability of the venture, including the operating results.

Sun Line (HK) paid the PRC counterparty a monthly processing fee calculated on the basis of the labor used, volume of products produced, size of the land parcel and the manufacturing premises involved. Interest accrued on late processing fee payments based on the prevailing interest rates of a Hong Kong bank for each delayed day and subject to suspension of delivery of products from the Sun Line Factory. Sun Line (HK) also bore the cost of import and export agent fees and port construction funds. The PRC counterparty paid the rental tax to the relevant PRC taxing authorities with respect to the manufacturing premises used in the venture.

This agreement did not contain any termination clauses. If terminated pre-maturely due to a breach by the PRC counterparty, the PRC counterparty would have been required to compensate Sun Line (HK) for all losses and damages arising from such breach available under the PRC contract law. The agreement has not been terminated and will expire without consequence in November 2013. Our subsidiary has assumed all operations and will continue such operations on its own past the expiration of the agreement.

Shenzhen Broadway Processing Agreement.   This agreement was initially entered into by one Hong Kong Broadway Industrial Co., Ltd. (unrelated to us) on December 18, 1996 with Shenzhen Shamin Industrial Holdings Co., Ltd. and was approved by Shenzhen City Bao’an Economic Development Board in Shenzhen on December 20, 1996. This agreement was varied on June 28, 2006 (when approval was obtained) to the effect that our subsidiary then, Broadway Industrial Holdings Limited (“Broadway Industrial (BVI)”), was to assume all liabilities and responsibilities thereunder in lieu of Hong Kong Broadway Industrial Co., Ltd. and the term of which was extended twice (approvals were obtained on July 21, 2006 and January 30, 2011 respectively) to last up to December 31, 2012. The agreement (as varied) contemplated a mutually beneficial venture between Broadway Industrial (BVI) and the PRC counterparty under the following terms:

Broadway Industrial (BVI) was responsible for (1) providing all manufacturing equipment as well as all raw and other materials required in the manufacturing of its products without attributing a monetary value to such contribution by it to the venture, (2) transportation, installation, testing and technical management of its equipment, (3) hiring and firing employees through the PRC counterparty and (4) accepting all products of acceptable quality for export. The PRC counterparty was responsible for (1) providing the relevant manufacturing premises and manufacturing labor to the venture, (2) making available water and electricity necessary for the manufacturing needs, (3) assisting Broadway Industrial (BVI) in completing the PRC customs clearance for the imports and exports of the venture and (4) providing the factory manager, finance officer, warehouse personnel and other factory administrative personnel. The agreement was subject to a three-month probation from the effective date of the agreement during which the parties evaluated the viability of the venture.

Broadway Industrial (BVI) paid the PRC counterparty an agreed monthly processing fee calculated on the basis of the labor used, volume of products produced and the land and manufacturing premises provided by its contractual counterparty. Processing fee payments delayed more than 15 days were subject to interest based on the prevailing interest rates of a Hong Kong bank for each delayed day, and any such delay over 30 days was subject to suspension of delivery of products from the Processing Factory and other measures that its contractual counterparty may take. Broadway Industrial (BVI) was also responsible for paying for utilities. Further, if Broadway Industrial (BVI) failed to provide sufficient materials to the factory, and in turn minimum producing days could not be met, it was required to compensate the PRC counterparty.

Disputes between the parties relating to the agreement are subject to arbitration by China International Economic and Trade Arbitration Commission Shenzhen Branch.

This agreement also provided for termination of the agreement following the occurrence of certain events.

This agreement was further varied on October 24, 2011 (when approval was obtained) to the effect that our subsidiary, Broadway Precision Technology Ltd., was to assume all liabilities and responsibilities thereunder in lieu of Broadway Industrial (BVI). We opted not to extend the agreement upon its expiration on December 31, 2012 as by then our wholly foreign-owned enterprise PRC subsidiary had overtaken and replaced the Shenzhen processing factory operations.

Neither of the processing agreements expressly stated that the PRC counterparties had an obligation to maintain necessary licenses and to comply with PRC laws and regulations. However, the Dongguan Sun Line Processing Agreement contained certain terms that required the PRC counterparty to comply with relevant labor, fire control and tax laws.

Tenancy Agreements and Leases.   Each of the Tenancy Agreements and leases summarized under the section titled “Properties” in Item 4.B of this Form 20-F is incorporated herein by reference.

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

On December 16, 2010, we consummated the merger pursuant to the terms of the Merger Agreement. At the closing of the merger, our merger subsidiary merged with and into Plastec with Plastec surviving the merger and becoming a wholly owned subsidiary of ours. In connection with the merger, we issued to the former Plastec shareholders an aggregate of 7,054,583 ordinary shares. Also at the closing, 2,615,732 of the public shares were converted into cash and cancelled based on the election of the holders to exercise their conversion rights.

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

Amended Initial Shareholders’ Escrow Agreement.  At the closing of the merger on December 16, 2010, the initial shareholders agreed that a portion of the ordinary shares and insider warrants held by them would be held in escrow subject to forfeiture and cancellation in the event our Company did not raise up to approximately $20 million in equity financings by the required financing date, as extended by a further amendment dated December 16, 2011, to March, 2012. No funds were ultimately raised and as a result, a total of 806,293 initial shares and the entire 2,418,878 insider warrants held in escrow were automatically repurchased by us at an aggregate consideration of $0.01 and cancelled.

Employment Agreements.  At the closing of the merger, amendments to certain employment agreements were entered into between Sun Line (HK) (an indirect subsidiary of ours) and each of Kin Sun Sze-To, our Chairman of the Board and Chief Executive Officer, Chin Hien Tan, our Chief Operating Officer, and Ho Leung Ning, our Chief Financial Officer, to provide for their services to be extended to cover us with no additional compensation in terms of base salary. On June 1, 2012, Broadway (Macao), another indirect subsidiary of ours, entered into an amendment to its employment agreement with Mr. Tan to cover his services as our Chief Operating Officer on like terms as those covered under an employment agreement between him and Sun Line (HK) which was superseded thereby and terminated by mutual consent on June 1, 2012. On March 28, 2013, Broadway Precision (HK) (an indirect subsidiary of ours) entered into employment agreements with Kin Sun Sze-To and Ho Leung Ning to take effect from April 1, 2013, on which date their respective employment agreements with Sun Line (HK) (as amended) were terminated by mutual consents. On April 1, 2013, Broadway Precision (HK) entered into amendments to its employment agreements with Kin Sun Sze-To and Ho Leung Ning to cover their services as the Company’s Chairman of the Board-cum-Chief Executive Officer and Chief Financial Officer, respectively on like terms as those covered under their previous employment agreements with Sun Line (HK) (as amended). For a description of the material terms of the current employment agreements, as amended, see the section titled “Compensation of Senior Management/Executive Officers” in Item 6.B of this Form 20-F.

Bank Facilities.   From time to time, we enter into bank facilities, under which certain lenders agree to provide us or our subsidiaries with loans on the terms and conditions set forth in the applicable facility letter (collectively, the “Facility Letters”). The Facility Letters typically contain customary representations and conditions. Presently, we or our subsidiaries are party to the following bank facilities:

Bank	Borrower(s)	Guarantor(s)	Date	Maximum Limit	Interest Rate
Australia and New Zealand Banking Group Limited, Hong Kong Branch	Sun Line Industrial Limited, Broadway Industrial Holdings Limited, Broadway Precision Technology Ltd.	Company	1/20/2012	HK$80,000,000	1.25% per annum over Cost of Funds
Citic Bank International Limited	Sun Line Industrial Limited, Broadway Industrial Holdings Limited, Broadway Precision Technology Ltd.	Plastec, Sze-To	7/11/2012	HK$20,000,000	2.0% per annum over HIBOR/LIBOR
DBS Bank (Hong Kong) Limited	Sun Line Industrial Limited, Broadway Industrial Holdings Limited and Sun Ngai Spraying & Silk Print Co., Ltd.	Plastec, Sze-To	8/25/2009, as modified 11/29/2010 and 8/30/2011	HK$40,000,000	2% per annum over HIBOR (or when in USD LIBOR)
Hang Seng Bank Limited	Sun Line Industrial Limited, Allied Sun Corporation Limited, Broadway Industrial Holdings Limited Broadway Precision Technology Ltd. and Sun Line Precision Ltd.	Plastec, Sze-To	11/27/2012	HK$70,000,000	1.25% per annum over 1/2/3 month(s) HIBOR or bank’s Cost of Funds, whichever is higher
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sun Line Industrial Limited, Broadway Industrial Holdings Limited, Broadway Precision Technology Ltd., Sun Line Precision Ltd.	Company	5/9/2012	HK$80,000,000	1.25% per annum over Cost of Funds
The Hongkong and Shanghai Banking Corporation Limited	Sun Line Industrial Limited Sun Line Precision Ltd, Broadway Precision Technology Ltd.	Company, Plastec, Sze-To	11/29/2012	HK$50,140,000	1.25% per annum over 3 months HIBOR

Certain of the facilities provide for individual facility limits and interest rates for different types of borrowings available under the Facility Letter (e.g., Revolving Term Credit Facility versus Letters of Credit). More information about our borrowings under such facilities is available in Note 7 to the Consolidated Financial Statements included in Item 18 of this Form 20-F.

Repurchase 1.57 million shares.   We entered into a share purchase agreement with Sun Yip Industrial Company Limited (an entity controlled by Mr. Sze-To) (“Sun Yip”) on December 1, 2011 upon prior approval of the uninterested members of our board, pursuant to which 1,570,000 ordinary shares were repurchased by us at a price of $ 7.5 per share or approximately $11.8 million in cash.

Repurchase 600,000 shares.   On January 15, 2013, we entered into share purchase agreements with certain shareholders for the repurchase by us of an aggregate of 600,000 shares at a price of $6.00 per share, or $3,600,000.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares and warrants is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares and warrants, such as the tax consequences under state, local and other tax laws, except to the extent local tax consequences are discussed under the PRC taxation section.

As used in this discussion, references to “the company,” “we,” “our” or “us” refer only to Plastec Technologies, Ltd.

Cayman Islands Taxation

The government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders or warrant holders. The Cayman Islands are not party to any double taxation treaties that are applicable to payments made to or by us.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares or warrants. However, an instrument transferring title to an ordinary share or warrant, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands, dated January 11, 2011, that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the ordinary shares, or on the debentures or other obligations, of the company or (ii) by way of the withholding in whole or in part on a payment of a dividend or other distribution of income or capital by the company to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

PRC Taxation

The following is a summary of the material PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares or warrants. You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares or warrants in your particular circumstances.

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

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. Each of our non-PRC subsidiaries is a holding company, substantially all of the income of which may be derived from dividends. Thus, if our non-PRC subsidiaries are considered “non-resident enterprises” under the EIT Law and the dividends paid to our non-PRC subsidiaries are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC or a tax treaty between China and the jurisdiction in which the non-resident enterprise resides may reduce such income or withholding tax, with respect to such non-resident enterprise. For instance, pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (“PRC-Hong Kong Tax Treaty”) and relevant circulars issued by the SAT, if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interests in a PRC resident enterprise, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from the PRC resident enterprise is reduced to 5% after obtaining approval from the competent tax authorities.

We are a Cayman Islands holding company, and we have subsidiaries in Hong Kong which in turn own equity interests in certain of our PRC operating subsidiaries. As a result, if our Hong Kong subsidiaries were treated as “non-resident enterprises” under the EIT Law, then dividends that such subsidiaries receive from our PRC operating subsidiaries (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable and after obtaining approval from the competent tax authorities, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem such Hong Kong subsidiaries to be conduits not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we were treated as a “non-resident enterprise” under the EIT Law, and our Hong Kong subsidiaries were treated as “resident enterprises” under the EIT Law, then dividends that we receive from such Hong Kong subsidiaries (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date of this Form 20-F, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or our non-PRC subsidiaries. Our PRC operating subsidiaries and our non-PRC subsidiaries that are determined to be resident enterprises will make any necessary tax withholding if, in the future, such PRC operating subsidiaries or such non-PRC subsidiaries were to pay any dividends, and the PRC tax authorities determine that the recipient of any such dividend is a non-resident enterprise under the EIT Law.

Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the State Tax Administration issued on 22 April 2009 (“Circular 82”) provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. The criteria include whether: (i) the enterprise’s day-to-day operational management is primarily exercised in China, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China, (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China, and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China.

Although Circular 82 applies only to offshore enterprises controlled by the PRC enterprises, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by foreign shareholders or PRC individuals, as is in our case, and the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises. We have not been, and are currently not, notified by the relevant tax authorities that we are treated as a PRC resident enterprise. However, since substantially our day-to-day operational management is primarily exercised in China, we cannot assure you that we will not be considered a “resident enterprise” under the EIT Law and, therefore, be subject to the enterprise income tax at 25% on our worldwide income, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC income tax on any gain realized from the sale or transfer of our ordinary shares or warrants, if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Source-based Withholding of Enterprise Income Tax for Non-Resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of our ordinary shares or warrants, is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor and the information about the Other Payers, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine ranging from 50% to 500% of the unpaid tax payable and a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) may be imposed on the non-resident investor, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

U.S. Taxation

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

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for the securities’ holdings, and persons holding their ordinary shares as part of a hedging, straddle, conversion transaction or other integrated investment, among others. Those special rules are not discussed in this Form 20-F. This summary does not address all potential tax implications that may be relevant to you as a holder, in light of your particular circumstances. You should consult your tax advisor concerning the overall U.S. federal, state and local tax consequences, of your ownership of our ordinary shares.

We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed below.

Taxation of Dividends

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

Taxation of Capital Gains

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares based on the difference between the amount realized on the disposition and your adjusted tax basis in the ordinary shares. Any gain or loss generally will be U.S. source gain or loss. If you are a non-corporate holder, and you satisfy certain minimum holding period requirements, any capital gain generally will be treated as long-term capital gain that generally is subject to U.S. federal income tax at preferential rates under current law. Long-term capital gains realized upon a sale or other disposition of the ordinary shares before the end of a taxable year which begins before January 1, 2013 generally will be subject to a maximum U.S. federal income tax rate of 15%.

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

Recently enacted legislation imposes withholding tax at a rate of 30% on payments to certain foreign entities after December 31, 2012, on dividends on and the gross proceeds of dispositions of U.S. equity interests, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in the units.

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

If we were a PFIC for any taxable year during which a taxable U.S. holder held ordinary shares, gain recognized by the U.S. holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. holder’s holding period, whichever is shorter, that distribution (an “excess distribution”) would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. In addition, each U.S. holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require. If we were classified as a PFIC in any year with respect to which a U.S. holder owns ordinary shares, we would continue to be treated as a PFIC with respect to the U.S. holder in all succeeding years during which the U.S. holder owns ordinary shares, regardless of whether we continue to meet the tests described above. However, if we ceased to be a PFIC, a U.S. holder of our ordinary shares could avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ordinary shares.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder, may have to file an IRS Form 8621 (whether or not a QEF or market-to market election is made) and such other information as may be required by the U.S. Treasury Department.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual or transition reports on Form 20-F and furnish certain reports and other information with the SEC as required by the Exchange Act in accordance with our status as a foreign private issuer. You may read and copy any report or other document filed or furnished by us, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

Management’s Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of the 8-month period ended December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2012.

This transition report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. An attestation report is not required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the SEC.

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

Our independent registered public accounting firm for the audit of our financial statements for the 8-month period ended December 31, 2012 and each of the last two fiscal years was Dominic K. F. Chan & Co.

The following table presents the aggregate fees for professional services and other services rendered by Dominic K. F. Chan & Co. to us for the 8-month period ended December 31, 2012 and the fiscal years ended April 30, 2011 and 2012:

		8-month period ended December 31,		Fiscal Year Ended April 30,
Service Category		2012		2012		2011
Audit Fees	HK$	911,000	HK$	960,000	HK$	900,000
Audit-Related Fees	HK$	336,000		—		—
Tax Fees		—		—		—
All Other Fees		—		—		—
Total Fees	HK$	1,247,000	HK$	960,000	HK$	900,000

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Our securities are not listed on a national securities exchange.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The following table summarizes our repurchases of our ordinary shares from the beginning of the last completed fiscal year to date:

Period*	Total number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of publicly announced repurchase plan (1)	Approximate dollar value of ordinary shares that may yet be purchased under the plan
June 2012	60,675	$6.00	60,675	$4,612,790
January 2013	600,000	$6.00	600,000	$1,012,790

* Each period covers the full calendar month indicated. There were no repurchases made in omitted months.

(1) In November 2011, our Board of Directors approved a $5 million share repurchase program expiring initially in June 2012 but now twice extended through December 2013 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, we may make share repurchases from time to time in open market or in privately negotiated transactions. The timing of repurchases under this program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

ITEM 16G.	CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

ITEM 16H.	MINE SAFETY DISCLOSURES.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

87

ITEM 18.	FINANCIAL STATEMENTS.

The following financial statements are filed as part of this transition report.

88

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Plastec Technologies, Ltd.

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the “Company”, formerly known as GSME Acquisition Partners I) and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as the “Group”) as of December 31, 2012 and April 30, 2012 and 2011, and the related statements of operations, stockholders’ equity and comprehensive income, and cash flows for the 8-month period ended December 31, 2012 and for the years ended April 30, 2012, 2011 and 2010. The preparation of these consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 included in the Company’s Item 15 “Controls and Procedures” in the Transition Report on Form 20-F and, accordingly, we do not express an opinion thereon.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2012 and as of April 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for the 8-month period ended December 31, 2012 and for the years ended April 30, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Dominic K.F. Chan & Co

Certified Public Accountants

Hong Kong

Date: April 24, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	April 30,	April 30,	December 31,
	2011	2012	2012
	HK$	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	219,757	199,818	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, HK$nil and HK$nil as of April 30, 2011 and 2012, and December 31, 2012 respectively	270,763	282,869	257,299
Inventories (note 3)	117,733	128,387	97,467
Deposits, prepayment and other receivables (note 4)	8,357	20,514	35,471
Total current assets	616,610	631,588	700,099

Property, plant and equipment, net (note 5)	551,079	524,137	440,383
Prepaid lease payments, net (note 6)	26,237	24,753	23,719
Other assets	8,001	12,813	14,503
Intangible assets	-	438	438
Total assets	1,201,927	1,193,729	1,179,142

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings (note 7)	169,710	156,866	96,892
Capital lease obligations (note 8)	5,311	303	-
Trade payables	127,987	121,964	151,436
Other payables and accruals (note 9)	80,811	115,109	115,715
Tax payable	56,389	72,936	25,225
Total current liabilities	440,208	467,178	389,268

Capital lease obligations (note 8)	303	-	-
Deferred tax liabilities (note 10)	15,156	14,504	11,629
Total liabilities	455,667	481,682	400,897

Commitments and contingencies (note 12)	-	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 16,733,196, 14,352,903 and 14,292,228 shares issued and outstanding as of April 30, 2011 and 2012, and December 31, 2012, respectively)	131	112	112
Additional paid-in capital	169,973	77,967	85,332
Accumulated other comprehensive income	8,106	15,514	14,524
Retained earnings	568,050	618,454	678,277
Total shareholders’ equity	746,260	712,047	778,245

Total liabilities and shareholders’ equity	1,201,927	1,193,729	1,179,142

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,						8-month Period ended December 31,
	2010		2011		2012		2012
	HK$		HK$		HK$		HK$

Revenues		966,755		1,323,533		1,291,223		933,888
Cost of revenues		(810,187)		(1,074,880)		(1,142,653)		(807,104)
Gross profit		156,568		248,653		148,570		126,784

Operating expenses, net
Selling, general and administrative expenses		(63,824)		(83,584)		(81,557)		(66,330)
Other income		4,364		4,711		2,431		6,266
Write-off of property, plant and equipment		(40,348)		(1,791)		(690)		(4,058)
Gain on disposal of property, plant and equipment		1,077		1,315		938		1,898
Total operating expenses, net		(98,731)		(79,349)		(78,878)		(62,224)

Income from operations		57,837		169,304		69,692		64,560

Interest income		60		124		218		166
Interest expense		(2,733)		(3,008)		(2,695)		(1,559)
Income before income tax expense		55,164		166,420		67,215		63,167

Income tax expense (note 10)		(10,857)		(33,106)		(16,811)		(3,344)
Net income		44,307		133,314		50,404		59,823

Other comprehensive income
Foreign currency translation adjustment		1,756		218		7,408		(990)
Comprehensive income attributable to Plastec Technologies, Ltd.		46,063		133,532		57,812		58,833

Net income per share (note 11):

Weighted average number of ordinary shares		7,054,583		7,891,754		15,944,233		14,303,544

Weighted average number of diluted ordinary shares		7,054,583		7,891,754		15,944,233		14,303,544

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	6.3	HK$	16.9	HK$	3.2	HK$	4.2

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	6.3	HK$	16.9	HK$	3.2	HK$	4.2

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at April 30, 2010 and at May 1, 2010	7,054,583	55	113,413	7,888	444,736	566,092

Recapitalization in connection with the reverse merger	2,191,768	17	56,619	-	-	56,636
Issuance of ordinary shares	7,486,845	59	(59)	-	-	-
Net income for the year	-	-	-	-	133,314	133,314
Dividends declared and approved	-	-	-	-	(10,000)	(10,000)
Cumulative translation adjustment	-	-	-	218	-	218

Balance at April 30, 2011 and at May 1, 2011	16,733,196	131	169,973	8,106	568,050	746,260

Net income for the year	-	-	-	-	50,404	50,404
Share repurchases	(1,574,000)	(13)	(92,012)	-	-	(92,025)
Share redeemed and cancelled	(806,293)	(6)	6	-	-	-
Cumulative translation adjustment	-	-	-	7,408	-	7,408

Balance at April 30, 2012 and at May 1, 2012	14,352,903	112	77,967	15,514	618,454	712,047

Net income for the year	-	-	-	-	59,823	59,823
Share repurchases	(60,675)	-	(2,840)	-	-	(2,840)
Capital contribution	-	-	10,205	-	-	10,205
Cumulative translation adjustment	-	-	-	(990)	-	(990)

Balance at December31, 2012	14,292,228	112	85,332	14,524	678,277	778,245

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,			8-month Period ended December 31,
	2010	2011	2012	2012
	HK$	HK$	HK$	HK$
Operating activities
Net income	44,307	133,314	50,404	59,823
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	120,875	143,640	157,219	103,513
Net gain on disposal of property, plant and equipment	(1,077)	(1,315)	(938)	(1,897)
Net gain on disposal of prepaid leases	-	(3,799)	-	-
Write-off of property, plant and equipment	40,348	1,791	690	4,058
Impairment on inventories	5,571	6,095	6,920	4,108
Deferred tax charge	358	-	(652)	(2,732)
Changes in operating assets and liabilities:
Trade receivables	(68,212)	(28,666)	(12,106)	25,553
Inventories	3,294	(49,530)	(17,574)	26,812
Deposits, prepayment and other receivables	1,336	3,382	(12,158)	(13,772)
Trade payables	49,533	(8,027)	(6,023)	29,472
Other payables and accruals	5,559	27,044	34,299	12,212
Tax payables	3,221	37,711	16,547	416
Net cash provided by operating activities	205,113	261,640	216,628	247,566

Investing activities
Purchase of property, plant and equipment	(173,313)	(225,904)	(126,167)	(87,224)
Proceeds from disposal of property, plant and equipment	6,456	2,405	5,252	29,665
Proceeds from disposal of prepaid leases	-	3,919	-	-
Deposits for purchase of property, plant and equipment	(11,420)	(8,001)	(12,813)	(15,690)
Net loss on disposals of subsidiaries	-	-	-	(165)
Net cash used in investing activities	(178,277)	(227,581)	(133,728)	(73,414)

Financing activities
Net cash inflow from the merger transaction	-	58,160	-	-
Repurchases of shares	-	-	(92,025)	(2,841)
Proceeds from bank borrowings	254,656	464,651	379,465	220,809
Repayment of bank borrowings	(187,321)	(408,917)	(392,309)	(280,783)
Repayment of capital lease obligations	(18,674)	(9,718)	(5,311)	(303)
Dividends paid	(20,000)	(70,000)	-	-
Net cash provided by (used in) financing activities	28,661	34,176	(110,180)	(63,118)

Effect of exchange rate changes on cash and cash equivalents	768	218	7,341	(990)

Net increase (decrease) in cash and cash equivalents	55,497	68,235	(27,280)	111,034
Cash and cash equivalents, beginning of year	95,039	151,304	219,757	199,818
Cash and cash equivalents, end of year	151,304	219,757	199,818	309,862

Supplementary disclosures of cash flow information:
Interest paid, net	2,733	2,883	2,477	1,393

Income taxes paid	7,278	(4,605)	916	5,660

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background

Plastec Technologies, Ltd. (“Company”) (formerly known as “GSME Acquisition Partners I”), incorporated under the laws of Cayman Islands on March 27, 2008, and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as a group) are principally engaged in the provision of integrated plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. During the period, the Company disposed of two subsidiaries, namely New Skill Holdings Limited and Broadway Industrial Holdings Limited (BVI incorporated). The Company’s manufacturing activities are performed in the People’s Republic of China (the “PRC” or “China”). The selling and administrative activities are mainly performed in China, and in Hong Kong.

As of December 31, 2012, details of the Company’s subsidiaries are as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Allied Sun Corporation Limited	August 20, 2008	Hong Kong	100%	Trading and investment holding

Broadway Industrial Holdings Limited	March 22, 2006	Hong Kong	100%	Trading and investment holding

Broadway Industries (Thailand) Co., Ltd.	August 2, 2011	Thailand	100%	Trading

Broadway Manufacturing Company Limited	August 17, 2005	BVI	100%	Property investment

Broadway Precision (Shenzhen) Co., Ltd. 百汇精密塑胶模具(深圳)有限公司	August 3, 2012	PRC	100%	Manufacturing of plastic parts and utensils

Broadway Precision (Thailand) Co., Ltd.	May 10, 2012	Thailand	100%	Manufacturing of plastic parts

Broadway Precision Co. Limited (previously named, Sun Luck Trading Limited)	March 18, 2010	Hong Kong	100%	Management services provider

Broadway Precision Industrial (Kunshan) Ltd. 昆山海汇精密模具工业 有限公司	August 26, 2008	PRC	100%	Manufacturing of plastic parts of electronic appliances

Broadway Precision Technology Limited	April 28, 2011	Hong Kong	100%	Dormant

Broadway Precision Technology Ltd. 百汇精密科技有限公司 (previously named, Pan Sino International Limited)	February 8, 2011	BVI	100%	Trading and investment holding.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Dongguan Sun Chuen Plastic Products Co., Ltd. (“Dongguan Sun Chuen”) 东莞新川塑胶制品有限公司	December 8, 2004	PRC	100%	Manufacturing of plastic parts of electronic appliances

Heyuan Sun Line Industrial Ltd. (“Heyuan Sun Line”) 河源新丽工业有限公司	February 20, 2004	PRC	100%	Manufacturing of plastic parts of electronic appliances

Plastec International Holdings Limited	February 18, 2004	BVI	100%	Investment holding

Source Wealth Limited	March 18, 2010	Hong Kong	100%	Investment holding

Sun Line Industrial Limited	April 27, 1993	Hong Kong	100%	Manufacturing of plastic products and provision of silk printing service

Broadway (Macao Commercial Offshore) Company Limited (Previously named Sun Line (Macao Commercial Offshore) Company Limited)	August 13, 2004	Macau	100%	Trading of plastic products

Sun Line Precision Industrial (Zhuhai) Ltd. 珠海新丽模具有限公司	October 10, 2008	PRC	100%	Manufacturing of plastic parts of electronic appliances

Sun Line Precision Ltd. (previously named, “Fast Achieve Enterprises Ltd.”)	March 10, 2004	BVI	100%	Trading and investment holding

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

Sun Ngai Spraying and Silk Print (HK) Co., Limited	March 22, 2006	Hong Kong	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Investment holding

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

In November 2011, Board of Directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but now extended twice through December 2013 (“2011 Repurchase Program”).  Under the 2011 Repurchase Program, Company may make share repurchases from time to time in open market or in privately negotiated transactions.  The timing of repurchases under this program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

The following table summarizes the Company’s repurchases of its ordinary shares to date under our 2011 Repurchase Program:

Period	Total number of ordinary shares purchased	Total number of ordinary shares purchased as part of the publicly announced repurchase plan
February 2012	4,000	4,000
June 2012	60,675	60,675
January 2013	600,000	600,000

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain (loss) included in other income were HK$998, (HK$1,164), HK$10,127 and HK$2,102 for the years ended April 30, 2010, 2011, 2012 and the period ended December 31, 2012, respectively.

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

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	5%
Plant and machineries	10%-100%
Furniture, fixtures and equipment	5%-20%
Leasehold improvements	15%-20%
Computer equipment	20%-33.33%
Motor vehicles	20%
Moulds	20%-50%

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

Shipping and handling cost

Shipping and handling costs related to the delivery of finished goods are included in selling, general and administrative expenses. For the years ended April 30, 2010, 2011 and 2012 and for the period ended December 31, 2012, shipping and handling costs were HK$11,091, HK$15,549, HK$17,421 and HK$12,474 respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - continued

Recently issued accounting pronouncements

The FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among other matters, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The adoption of ASU 2011-04 on January 1, 2012 did not have a material effect on the Company’s consolidated financial statements.

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

The FASB issued Accounting Standards Update (ASU) No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. The authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial condition or results from operations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - continued

Recently issued accounting pronouncements - continued

The FASB has issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amended its guidance regarding presentation of comprehensive income. The amendment eliminates the option to present items of other comprehensive income in the statement of changes in equity and requires an entity to present the components of net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements. The Company adopted this amendment on January 1, 2012. The adoption did not have a material impact on the Company’s financial position, results of operations and cash.

3.	Inventories

Inventories consist of the following:

	April 30,	April 30,	December 31,
	2011	2012	2012
	HK$	HK$	HK$

Raw materials	45,419	35,519	30,971
Work in progress	43,127	60,241	38,904
Finished goods	29,187	32,627	27,592
	117,733	128,387	97,467

The Company made allowances of HK$5,571, HK$6,095, HK$6,920 and HK$4,108 against the cost of inventories during the years ended April 30, 2010, 2011, 2012 and period ended December 31, 2012, respectively based on the assessment of the lower of cost or market.

4.	Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	April 30,	April 30,	December 31,
	2011	2012	2012
	HK$	HK$	HK$

Prepaid insurance	664	1,067	833
Prepaid electricity	622	380	426
Prepaid renovation	-	1,188	1,188
Rental deposits / prepaid rent	5,516	7,825	7,618
Deposit for the import processing arrangement	297	314	320
Loans to workers	-	5,506	5,217
Other receivables	-	2,181	18,260
Others	1,258	2,053	1,609
	8,357	20,514	35,471

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	April 30,	April 30,	December 31,
	2011	2012	2012
	HK$	HK$	HK$

Property, plant and equipment:
Buildings	21,148	55,680	123,712
Plant and machineries	753,866	793,044	263,618
Furniture, fixtures and equipment	125,106	143,837	110,897
Leasehold improvements	8,070	8,379	8,108
Computer equipment	12,983	16,828	9,262
Motor vehicles	9,406	11,018	8,618
Moulds	23,477	22,714	8,231
	954,056	1,051,500	523,446
Accumulated depreciation and amortization	(497,971)	(634,642)	(139,519)
Construction in progress	94,994	107,279	47,456
Property, plant and equipment, net	551,079	524,137	440,383

As of April 30, 2011, 2012 and December 31, 2012, construction in progress mainly represents the new factory building and the staff dormitory located in Shenzhen under construction.

Depreciation and amortization of property, plant and equipment were HK$120,850, HK$142,089, HK$155,668 and HK$102,749 during the years ended April 30, 2010, 2011 and 2012 and the period ended December 31, 2012, respectively.

Property, plant and equipment recorded under capital leases consist of the following:

	April 30,	April 30,	December 31,
	2011	2011	2012
	HK$	HK$	HK$

Property, plant and equipment recorded under capital leases:
Plant and machineries	32,803	5,362	-
Accumulated depreciation and amortization	(14,827)	(3,915)	-
Property, plant and equipment recorded under capital leases, net	17,976	1,447	-

Depreciation and amortization of property, plant and equipment recorded under capital leases were HK$9,251, HK$4,725, HK$1,072 and HK$Nil for the years ended April 30, 2010, 2011 and 2012 and for the period ended December 31, 2012, respectively.

6.	Prepaid Lease Payments

As of April 30, 2011, 2012 and December 31, 2012, prepaid lease payments represented the prepayment of land use right for land located in Heyuan with an expiry date on March 26, 2054, and for another three pieces of lands located in Shenzhen with an expiry date on December 31, 2037, December 31, 2037 and February 28, 2040, respectively.

Amortization of prepaid lease payments were HK$1,552, HK$1,551, HK$1,551 and HK$1,034 for the years ended April 30, 2010, 2011, 2012 and for the period ended December 31, 2012, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.	Bank Borrowings and Banking Facilities

The subsidiaries of the Company have credit facilities with various banks representing import loans, hire purchase, trust receipt, documentary credits, loans and overdraft. As of April 30, 2011, 2012 and December 31, 2012, these facilities totaled HK$365,501, HK$414,221 and HK$340,140, of which HK$195,791, HK$257,355 and HK$243,248 were unused as of April 30, 2011, 2012 and December 31, 2012 respectively. These facilities are granted with the provision of corporate and personal guarantees jointly by the Company, a subsidiary and a director of the Company to the banks.

As of April 30, 2011, 2012 and December 31, 2012, bank borrowings consist of HK$101,974 import loans and HK$67,736 bank loans and HK$79,194 import loans and HK$77,672 bank loans and HK$69,093 import loans and HK$27,799 bank loans, respectively. All of the outstanding balances were supported by the facilities mentioned above. Import loans were granted from six, seven and six banks as of April 30, 2011, 2012 and December 31, 2012, respectively as a kind of invoice financing with terms ranged from 3 to 6 months on top of the suppliers’ credit terms or invoice date. The interest margin thereon ranged from 1.25% to 2.20% per annum. Details of the bank loans were set out as follows:

During the year ended April 30, 2011, CITIC Bank International Limited provided the Company a term loan with an outstanding of HK$3,125 which is repayable by 5 quarterly installments of HK$625 commencing on April 19, 2010. The interest thereon is calculated based on 2.00% per annum over HIBOR. As of April 30, 2010, an amount of HK$2,500 was outstanding which had been fully paid on April 17, 2011.

During the year ended April 30, 2011, 2012 and the period ended December 31, 2012, Hongkong and Shanghai Banking Corporation Limited granted the Company four loans including:

(i)	A term loan of HK$12,000 which is repayable by 20 quarterly installments of HK$600 commencing on December 1, 2009 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2011, 2012 and December 31, 2012, amounts of HK$8,400, HK$6,000 and HK$4,200 were outstanding, respectively, which will be fully repaid on August 22, 2014.

(ii)	A term loan of HK$12,000 which is repayable by 17 quarterly installments of HK$666 and a final installment of HK$678 commencing on May 28, 2010 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2011, 2012 and December 31, 2012, amounts of HK$9,336, HK$6,672 and HK$4,674 were outstanding respectively, which will be fully repaid on August 25, 2014.

(iii)	A term loan of HK$3,800 which is repayable by 16 quarterly installments of HK$238 commencing on July 31, 2010 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2011, 2012 and December 31, 2012, amounts of HK$2,850, HK$1,900 and HK$1,425 were outstanding, respectively, which will be fully repaid on April 30, 2014.

(iv)	A term loan of HK$16,200 which is repayable by 16 quarterly installments of HK$1,013 commencing on July 31, 2010 with repayment on demand clauses. The interest thereon is calculated based on 1.25% per annum over 3 months HIBOR. As of April 30, 2011, 2012, an amount of HK$12,150, HK$8,100 was outstanding, which was fully repaid on October 31, 2012.

(v)	During the year ended April 30, 2011, a revolving loan of HK$15,000 bearing an interest of 1.25% per annum over HIBOR or LIBOR until May 23, 2010 and 1.875% afterwards. As of April 30, 2010, HK$Nil amount was outstanding.

During the year ended April 30, 2011, 2012 and the period ended December 31, 2012, Hang Seng Bank Limited granted the Company two loans including:

(i)	A term loan of HK$40,000 which is repayable by 16 quarterly installments of HK$2,500 commencing on September 7, 2010 with repayment on demand clauses. The interest thereon is calculated based on 3.32% per annum (with interest rate swap selected). As of April 30, 2010, 2011, an amount of HK$35,000 and HK$25,000 was outstanding, respectively, which was fully paid on December 7, 2012.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.	Bank Borrowings and Banking Facilities - continued

(ii)	A term loan of HK$17,500 which is repayable by 14 quarterly installments of HK$1,250 commencing on September 7, 2012 with repayment on demand clauses. The interest thereon is calculated based on 3.32% per annum (with interest rate swap selected). As of December 31, 2012, an amount of HK$17,500 was outstanding, which will be fully paid on June 6, 2016.

During the year ended April 30, 2011, 2012 and the period ended December 31, 2012, the Bank of Tokyo-Mitsubishi UFJ, Ltd. granted the Company a revolving loan of HK$15,000, HK$30,000 and HK$30,000, respectively, bearing an interest rate of 1.25% per annum above cost of funds. As of April 30, 2011, 2012, HK$Nil, an amount of HK$30,000 was outstanding with HK$15,000 repaid on May 4, 2012 and balance of HK$15,000 repaid on June 18, 2012, respectively. As of December 31, 2012, HK$Nil amount was outstanding.

The weighted average interest rates on the bank loans for the years ended April 30, 2011, 2012 and 8-month period ended December 31, 2012 were 2.58%, 1.75% and 2.04 % per annum, respectively.

8.	Capital Lease Obligations

The Company entered into capital leases for items of machinery. The Company has the option to purchase the leased machineries at prices that are expected to be sufficiently lower than the fair values of the leased assets at the end of the lease. The lease terms are for 4 to 5 years.

The Company recorded these equipments at the present value of the total lease payments using discount rates ranging from 4.47% to 7.12%, 5.46% to 6.77% and 4.47% to 6.31% as of April 30, 2010, 2011 and 2012 respectively.

Future minimum lease payments under these leases are as follows:

	April 30,	April 30,	December 31,
	2011	2012	2012
	HK$	HK$	HK$

Year ended April 30, 2012	5,463	306	-
Years ending April 30, 2013	307	-	-
	5,770	306	-
Less: Imputed interest	156	3	-
	5,614	303	-
Less: Current portion of capital lease obligations	5,311	303	-
Non-current portion of capital lease obligations	303	-	-

The Company recorded interest expense of HK$1,631, HK$609, HK$153 and HK$380 for the years ended April 30, 2010, 2011 and 2012 and 8-month period ended December 31, 2012, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.	Other Payables and Accruals

Other payables and accruals consist of the following:

	April 30,	April 30,	December 31,
	2011	2012	2012
	HK$	HK$	HK$

Accrued salaries, wages and bonus	31,855	37,353	33,303
Accrued electricity and water	5,627	5,868	5,933
Deposit received	2,875	21,446	23,664
Provision for employees’ retirement benefit	7,290	12,175	15,835
Accrued commission and bonus	6,559	7,354	7,412
Accrued transportation expense	1,117	2,204	1,673
Accrued audit and professional fees	3,113	3,395	3,068
Accrued sundries expenses	15,585	16,201	14,118
Other payables	2,942	4,010	3,162
Derivative liabilities	1,540	811	418
Others	2,308	4,292	7,129
	80,811	115,109	115,715

10.	Income Taxes

The Company and its subsidiaries are subject to taxation in various jurisdictions including Hong Kong and PRC. Pursuant to the rules and regulations of the Cayman Islands, the Company is not subject to any income tax in the Cayman Islands. The income of its subsidiaries which are incorporated in the BVI is not subject to taxation in the BVI under the current BVI law. Under the current Samoa law, subsidiary incorporated in Samoa is not subject to income tax as it has no business operations in Samoa. The subsidiary operating in Macao is exempted from income taxes as it is a qualified 58/99/M company. The subsidiaries operating in Thailand are subject to corporate income tax whereas Broadway Precision (Thailand) Co., Ltd. is exempted from corporate income tax for six years under Board of Investment privilege, and Broadway Industries (Thailand) Co., Ltd. is subject to corporate income tax at a rate of 23% under Board of Investment. The subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5%, 16.5% and 16.5% for the years ended April 30, 2010, 2011 and 2012, and the period ended December 31, 2012 to the estimated income earned in or derived from Hong Kong if applicable.

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

Two of the PRC subsidiaries, Dongguan Sun Chuen and Heyuan Sun Line, were granted with a five-year grandfather period in accordance with the PRC tax regulation, “GuoShuiFa (2007) No. 39” issued in 2007. Under the new EIT Law, they continued to entitle to a full exemption for two years starting from the first profit-making year followed by a 50% exemption for the next three years. For Dongguan Sun Chuen, the grandfather period started from January 1, 2007 as this was the first profit-making year and expired on December 31, 2011. Heyuan Sun Line had not been making profit so far, under the new EIT Law, the five-year grandfather period was deemed started on January 1, 2008 and expired on December 31, 2012 .

The Company operated two processing factories in China for its manufacturing operations. Dongguan Sun Line Processing Factory and Shenzhen Broadway Processing Factory which are located in Dongguan and Shenzhen respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Income Taxes -continued

Dongguan Sun Line Processing Factory was conducted pursuant to the processing agreement entered into between Sun Line Industrial Limited, which is incorporated in Hong Kong, and the PRC counterparty approved by Dongguan City Foreign Trade and Economic Cooperation Bureau.

Under the processing agreement, Sun Line Industrial Limited is not considered by local tax authorities to be doing business in China. Accordingly, it is not subject to local taxes in China. The PRC company is responsible for paying taxes it incur as a result of its operation under the processing agreement.

In accordance with the Hong Kong Inland Revenue Departmental (“IRD”) Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong under the processing agreement has been determined is not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been based on such tax relief.

From January 2013, Dongguan Sun Line Processing Factory was merged its operations into Dongguan Sun Chuen, which will be subject to the enterprise income tax rate of 25% of the assessable profit.

Shenzhen Broadway Processing Factory is conducted pursuant to the processing agreement entered into between Broadway Industrial Holdings Limited (“Broadway Industrial (BVI)”), which is incorporated in BVI, and the PRC counterparty approved by Shenzhen City Baoan District Economic Development Bureau. Broadway Precision Technology Ltd, incorporated in BVI, took up the role of Broadway Industrial Holdings Limited under the processing agreement in December 2011.

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

Based on the operation of Broadway Industrial (BVI), the PRC tax bureau may take the position that it has a permanent establishment in the PRC. Accordingly, Broadway Industrial (BVI) is subject to enterprise income tax at a rate of 25% on the net profits attributable to the permanent establishment in the PRC. As such, Broadway Industrial (BVI) provided income tax provisions at 25%.

From December 2012, the operations of Shenzhen Broadway Processing Factory was taken over by a newly established PRC subsidiary, Broadway Precision (Shenzhen) Co., Ltd., which will be subject to the enterprise income tax rate of 25% of the assessable profit.

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

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. The sum of accrued interest or penalties accrued on the consolidated balance sheets accumulated to HK$963 on the consolidated balance sheets as at December 31, 2012. The Company had no significant unrecognized tax benefits at April 2012 and December 2012.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Income Taxes -continued

As of April 30, 2011, 2012 and December 31, 2012, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended April 30,			8-month Period ended December 31,
	2010	2011	2012	2012
	HK$	HK$	HK$	HK$

Current tax
- Hong Kong	10,499	2,695	2,985	1,800
- PRC	-	30,411	13,826	4,276
Deferred tax	358	-	-	(2,732)
	10,857	33,106	16,811	3,344

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

		Year ended April 30,		8-month Period ended December 31,
	2010	2011	2012	2012
	HK$	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	(3,795)	3,842	2,990	1,747
Effect of different tax rates in other jurisdictions	11,625	42,800	13,676	1,544
Effect of income not chargeable for tax purpose	(12,192)	(70,292)	(21)	(6)
Effect of expenses not deductible for tax purpose	16,797	56,740	818	19
Tax effect of unused tax losses not recognized	(1,578)	16	-	40
Over provision in previous years		-	(652)	-
	10,857	33,106	16,811	3,344

The components of deferred tax asset (liability) recognized are as follows:

	April 30,	April 30,	December 31,
	2011	2012	2012
	HK$	HK$	HK$

Deferred tax asset (liability):
Net operating loss carry forwards	(15,156)	-	-
Accelerated tax depreciation	-	(15,156)	(11,629)
Others	-	652	-

Net deferred tax asset (liability)	(15,156)	(14,504)	(11,629)

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

11.	Net Income Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended April 30,						8-month Period ended December 31,
	2010		2011		2012		2012
	HK$		HK$		HK$		HK$

Basic and diluted income per share
Net income for the year – numerator		44,307		133,314		50,404		59,823
Weighted average number of basic and diluted ordinary shares outstanding - denominator		7,054,583		7,891,754		15,944,233		14,303,544

Basic and diluted income per share	HK$	6.3	HK$	16.9	HK$	3.2	HK$	4.2

In connection with the reverse acquisition and recapitalization, all share and per share amounts have been retroactively restated.

12.	Commitments and Contingencies

Operating lease

The Company leases a number of properties under operating leases. Rental expenses under operating leases for the years ended April 30, 2010, 2011 and 2012, and the period ended December 31, 2012, were HK$19,020, HK$19,639, HK$21,728 and HK$16,480, respectively.

As of December 31, 2012, the Company was obligated under non-cancellable operating leases minimum rentals as follows:

HK$

Years ending December 31,
2013	16,267
2014	11,032
2015	1,485
Thereafter	-
Total minimum lease payments	28,784

Capital commitment

As of December 31, 2012, the Company had capital commitments for constructing factory building and purchase of plant and machineries totaling HK$10,955, which are expected to be disbursed during the year ending December 31, 2013.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

12.	Commitments and Contingencies - continued

Bonus Plan

The Company has established a bonus plan for the management/executive officers. Pursuant to the plan, in order for any bonus to be paid, the Company must achieve an annual net profit (excluding any extraordinary items) of HK$78,000 in any fiscal year, which is refer to as the “Net Profit Target”. If the Net Profit Target is achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target will be set aside to provide bonuses to the management/executive officers. Of the bonus pool that is created, Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning would currently be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to the remaining officers, subject to adjustment at the discretion of the board. Payment of any bonuses under the plan will be in cash or ordinary shares (to be purchased in the open market), at the board’s sole discretion. The plan had taken effect beginning with the fiscal year ended April 30, 2011. No bonuses were provided under the plan for the year ended April 30, 2012 and for the period ended December 31, 2012, as the Company did not meet the Net Profit Target for the year ended April 30, 2012 and there were only eight months operations for the period ended December 31, 2012.

13.	Employee Benefits

The Company contributes to a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its employees who are eligible to participate in the MPF Scheme. The total MPF contributions were HK$379, HK$418, HK$429 and HK$330 for the years ended April 30, 2010, 2011 and 2012 and 8-month period ended December 31, 2012, respectively.

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The total provisions for such employee benefits were HK$12,043, HK$21,249, HK$32,928 and HK$21,550 for the years ended April 30, 2010, 2011, 2012 and 8-month period ended December 31, 2012, respectively.

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

As of April 30, 2011 and 2012 and December 31, 2012, there were 7,200,000, 4,781,122 and 4,781,122 warrants outstanding. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of US$11.50 commencing upon the consummation of the Merger, that is December 16, 2010 and expiring November 18, 2014. Among the outstanding warrants, the Company has the option to redeem 3,600,000 units of warrants at a price of US$0.01 per warrant upon 30 days notice while the warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least US$17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. No warrant was exercised before the end of the reporting period. At the close of business of March 16, 2012, 2,418,878 out of 7,200,000 warrants then outstanding held in escrow on account of our initial shareholders were automatically repurchased and cancelled pursuant to Amendment No.2 to the Stock Escrow Agreement dated as of December 16, 2011.

Unit Purchase Options (“UPOs”) were granted to Cohen & Company Securities, LLC and its designees to purchase 360,000 units at an exercise price of US$15.00 per unit. Each unit issuable upon exercise of the UPOs consists of one ordinary share and one warrant. The UPOs became exercisable on December 16, 2010 expiring on November 18, 2014. The UPOs may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPOs to exercise the unit purchase option without the payment of cash. No UPOs were converted before the end of the reporting period. Amongst, 70,375 UPOs were repurchased on April 23, 2012. Outstanding UPOs as of April 30, 2011 and 2012 were 360,000, 289,625 and 289,625 respectively.

For the years ended April 30, 2010, 2011 and 2012 and 8-month period ended December 31, 2012, potential ordinary shares of 7,200,000, 4,781,122 and 4,781,122 shares related to warrants and 720,000, 579,250 and 579,250 shares related to UPOs, retroactively and respectively are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

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

As a result of the various floating rate bank borrowings being obtained during the period to support the Company's expansion, the Company entered into two interest rate swap contracts with two commercial banks to reduce the exposure to variability in future cash flows attributable to a portion of its borrowings. The Company did not use these derivative financial instruments for speculative or trading purpose, nor did it hold or issue leveraged derivative financial instruments. As of April 30, 2011, 2012 and December 31, 2012, the fair value of the two interest rate swap contracts amounted to HK$1,540, HK$811 and HK$418, respectively, was included in other payables and accruals in current liabilities. The two respective interest rate swap contracts will expire on August 29, 2014 and September 8, 2014, with their notional amounts as of December 31, 2012, HK$8,874 and HK$17,500 respectively. The provisions of the contracts provide that the Company will pay the commercial banks a fixed rate of 2.65% p.a. and 2.07% p.a. respectively and the commercial banks will pay the Company a variable rate equal to three-month HIBOR, which was 0.25% p.a., 0.40% p.a..and 0.40% p.a. at April 30, 2011, 2012 and December 31, 2012. The interest rate swap contracts were not designated as a hedging instrument under derivative accounting guidance, and gains and losses from changes in its fair value were therefore included in interest expenses. These interest rate swap contracts are classified as Level 2 in the fair value hierarchy under FASB ASC 820. The fair value of the interest rate swap contracts is arrived at by discounting the present value of the difference between the contractual swap rate and the current market swap rates on April 30, 2011, 2012 and December 31, 2012, respectively, utilizing the notional amounts and the remaining terms of the swap contracts.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

16.	Financial Instruments and Derivatives - Continued

The following table summarizes the Company’s fair value of outstanding derivatives:

	Consolidated Balance Sheet	April 30,	April 30,	December 31,
	Presentation	2011	2012	2012
		HK$	HK$	HK$
Derivatives not designated as hedging instruments
Fair value of interest rate swap contracts	Other payables and accruals	1,540	811	418

The impact on net income from derivatives activity for the years ended April 30, 2011, 2012 and for the 8-month period ended December 31, 2012 are as follows:

	Presentation of gain or loss recognized on	Year ended April 30,			8-month Period ended December 31,
	derivatives	2010	2011	2012	2012
		HK$	HK$	HK$	HK$
Derivatives not designated as hedging instruments
Interest rate swap contracts	Changes in fair value of derivatives included in administrative expenses	-	2,254	215	271

17.	Operating risks

Concentrations of Processing Factories

Until December 2012, the Company operated two processing factories in Guangdong and Shenzhen, China for the manufacturing operations pursuant to two processing agreements entered into between the subsidiaries and the relevant Chinese counterparties respectively. These processing factories represented significant portion of the Company’s production facilities. The Company’s wholly foreign-owned enterprise subsidiaries have since taken over these operations and would no longer reliant upon such processing agreements in the following financial years.

Concentrations of Major Suppliers

Three major suppliers provided approximately 38.2%, 27.5%, 27.4% and 23.3% of the Company’s purchases of raw materials which are mainly resins for the years ended April 30, 2010, 2011, 2012 and the period ended December 31, 2012 respectively. A substantial percentage of the Company’s trade payables are due to these suppliers which accounted for 28.0%, 21.7% and 13.9% of the total accounts payables as of April 30, 2011, 2012 and December 31, 2012.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

17.	Operating risks - continued

Concentrations of Major Customers

A substantial percentage of the Company’s sales are made to two customers and are typically sold on an open account basis. The sales to the two major customers accounted for 32.5% and 14.9%, 23.4% and 33.3%, 18.7% and 35.6%, and 13.7% and 36.4% of the total net sales for the years ended April 30, 2010, 2011, 2012 and 8-month period ended December 31, 2012, respectively.

Concentrations of Credit Risk

The largest trade receivables balances from the five customers as of April 30, 2011, 2012 and December 31, 2012 respectively accounted for 73.7%, 65.3% and 66.7% of total trade receivables of the time. The Company has not experienced any significant difficulty in collecting its trade receivables in the past and is not aware of any financial difficulties being experienced by it major customers. There were bad debt expenses of HK$nil, HK$nil, HK$nil and HK$nil for the years ended April 30, 2010, 2011, 2012 and 8-month period ended December 31, 2012, respectively.

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

	Year ended April 30,			8-month Period ended December 31,
	2010	2011	2012	2012
	HK$	HK$	HK$	HK$

Asia-Pacific Region	802,953	852,062	742,327	462,837
Europe	157,552	466,315	542,410	380,062
The United States	6,250	5,156	6,486	90,989
	966,755	1,323,533	1,291,223	933,888

The location of the Company’s identifiable assets is as follows:

	April 30	April 30,	December 31,
	2011	2012	2012
	HK$	HK$	HK$

PRC	738,410	723,210	616,777
Hong Kong	459,557	459,029	494,033
Macau	3,960	8,348	39,225
Thailand	-	3,142	27,396
United States	-	-	1,711
	1,201,927	1,193,729	1,179,142

19.	Subsequent Events

The Company has evaluated all other subsequent events through April 24, 2013 the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transactions that require recognition or disclosures in the financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

20.	Change in Fiscal Year end

On September 11, 2012, the Company determined to change its fiscal year end from April 30 to December 31. The change in fiscal year end was made so that the Company’s fiscal year end would coincide with all the Company’s operating subsidiaries in the People’s Republic of China. The figures below for the 8-month period ended December 31, 2011 have not been audited and are presented for comparative purposes only.

	8-month Period ended December 31,
	2011		2012
	HK$		HK$
	(Unaudited)		(Audited)

Revenues		911,294		933,888
Cost of revenues		(801,413)		(807,104)
Gross profit		109,881		126,784

Operating expenses, net
Selling, general and administrative expenses		(56,498)		(66,330)
Other income		1,600		6,266
Write-off of property, plant and equipment		(690)		(4,058)
Gain on disposal of property, plant and equipment		829		1,898
Total operating expenses, net		(54,759)		(62,224)

Income from operations		55,122		64,560

Interest income		172		166
Interest expense		(1,880)		(1,559)
Income before income tax expense		53,414		63,167

Income tax expense		(13,379)		(3,344)
Net income		40,035		59,823

Other comprehensive income
Foreign currency translation adjustment		7,157		(990)
Comprehensive income attributable to Plastec Technologies, Ltd.		47,192		58,833

Net income per share

Weighted average number of ordinary shares		16,540,951		14,303,544

Weighted average number of diluted ordinary shares		16,540,951		14,303,544

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	2.4	HK$	4.2

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	2.4	HK$	4.2

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

89

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this transition report on its behalf.

Dated: April 30, 2013

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Unit Certificate (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.2	Specimen Warrant Certificate (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.3	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (included as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).
2.5	Form of Representative’s Unit Purchase Option (included as Exhibit 4.5 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).
2.6	Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Annex A to the Merger Proxy Statement and incorporated herein by reference).
2.7	Amendment No. 1, dated as of December 9, 2010, to Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 9, 2010 and incorporated herein by reference).

Exhibit No.	Description
2.8	Amendment No. 2, dated as of April 30, 2011, to Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).
4.1	Form of Indemnity Escrow Agreement among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), Kin Sun Sze-To and Ho Leung Ning as the representatives of all the former shareholders of Plastec International Holdings Limited, Jing Dong Gao and Eli D. Scher, acting as the committee representing the interests of the Registrant, and Continental Stock Transfer & Trust Company (included as Exhibit 4.1 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.2	First Amendment to Employment Contract between Sun Line Industrial Limited and Kin Sun Sze-To (included as Exhibit 4.2 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.3	First Amendment to Employment Contract between Sun Line Industrial Limited and Chin Hien Tan (included as Exhibit 4.3 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.4	First Amendment to Employment Contract between Sun Line Industrial Limited and Ho Leung Ning (included as Exhibit 4.4 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.5	English translation of Dongguan Sun Chuen Manufacturing Plant lease (included as Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.6	English translation of Shenzhen Broadway Manufacturing Plant lease (included as Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.7	English translation of Kunshan Broadway Manufacturing Plant lease (included as Exhibit 10.7 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.8	English translation of Zhuhai Sun Line Manufacturing Plant lease (included as Exhibit 10.8 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.9	English translation of Zhuhai Sun Line Manufacturing Plant lease (#2) (included as Exhibit 10.9 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).

Exhibit No.	Description
4.10	Sun Line Industrial Ltd. lease (included as Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.11	English translation of Sun Line (Macao Commercial Offshore) Co. Limited lease (included as Exhibit 10.11 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.12	English translation of Dongguan Sun Line Processing Agreement (included as Exhibit 10.12 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.13	English translation of Shenzhen Broadway Processing Agreement (included as Exhibit 10.13 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.14	Amendment No. 1, dated as of December 16, 2010, to Stock Escrow Agreement, dated as of November 19, 2009, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), MCK Capital Co., Limited, Eli D. Scher, Lawrence S. Wizel, Cohen & Company Securities, LLC and Continental Stock Transfer & Trust Company (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 9, 2010 and incorporated herein by reference).
4.15	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.16	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.17	Amendment No. 1 to Unit Purchase Options (included as Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.18	Agreement between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and certain Underwriters (included as Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.19	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference).
4.20	Amendment No.1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

Exhibit No.	Description
4.21	Amendment No. 2 to Stock Escrow Agreement, dated as of November 19, 2009, among Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I), MCK Capital Co., Limited, Eli D. Scher, Lawrence S. Wizel, Cohen & Company Securities, LLC and Continental Stock Transfer & Trust Company (included as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 14, 2012 and incorporated herein by reference).
4.22	First Amendment to Employment Contract between Broadway (Macao Commercial Offshore) Company Limited) and Chin Hien Tan dated June 1, 2012 (included as Exhibit 4.24 to the Company’s Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on July 27, 2012 and incorporated herein by reference).
4.23	Stock Purchase Agreement between Plastec Technologies, Ltd. (as purchaser), Sun Yip Industrial Holdings Limited (as seller) and Graubard Miller (as escrow agent) dated December 1, 2011 (included as Exhibit 9 to a Schedule 13 D/A filed with the SEC on December 22, 2011 and incorporated herein by reference).
4.24	Lease agreement between Broadway Industries (Thailand) Co., Ltd. and PIAM Manufacturing Co., Ltd., dated May 1, 2012 (included as Exhibit 10.25 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 30, 2012).
4.25	Facility Letter by Australia and New Zealand Banking Group Limited, Hong Kong Branch to Sun Line Industrial Limited, Broadway Industrial Holdings Limited, Broadway Precision Technology Ltd. (as obligors) and Plastec Technologies, Ltd. (as guarantor), dated January 30, 2012 (included as Exhibit 10.25 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.26	Facility Letter by CITIC Bank International Limited to Sun Line Industrial Limited, Broadway Industrial Holdings Limited, Broadway Precision Technology Ltd. (as borrowers), Plastec International Holdings Limited and Kin Sun Sze-To (as guarantors), dated July 11, 2012 (included as Exhibit 10.26 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.27	Facility Letter by DBS Bank (Hong Kong) Limited to Broadway Industrial Holdings Limited, Sun Line Industrial Limited and Sun Ngai Spraying & Silk Print Company Limited (as borrowers), dated August 25, 2009 (as modified November 29, 2010 and August 30, 2011) (included as Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.28	Facility Letter by Hang Seng Bank to Sun Line Industrial Limited, Allied Sun Corporation Limited, Broadway Industrial Holdings Limited, Broadway Precision Technology Limited, Sun Line Precision Limited (as borrowers), Plastec International Holdings Limited and Kin Sun Sze-To (as guarantors), dated November 29, 2012 (included as Exhibit 10.28 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).

Exhibit No.	Description
4.29	Facility Letter by The Bank of Tokyo-Mitsubishi UFJ, Ltd. to Sun Line Industrial Limited, Broadway Industrial Holdings Limited and Sun Line Precision Limited (as borrowers) and Plastec Technologies Limited (as guarantor), dated May 9, 2012 (included as Exhibit 10.29 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.30	Facility Letters by The Hongkong and Shanghai Banking Corporation Limited to Sun Line Industrial Ltd. and Broadway Industrial Holdings Ltd. (as borrowers), dated November 29, 2012 (included as Exhibit 10.30 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.31	Termination of Employment Contracts between Sun Line Industrial Limited and each of Kin Sun Sze-To and Ho Leung Ning, dated April 1, 2013
4.32	Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated March 28, 2013
4.33	Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated March 28, 2013
4.34	First Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated April 1, 2013
4.35	First Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated April 1, 2013
8.1	List of Subsidiaries as of April 26, 2013.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

