Form 20-F
period 2013-12-31
Plastec Technologies, Ltd.
filed 2014-04-25
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2013, which are included in Item 18 to this Form 20-F.

Change in Fiscal Year

On September 11, 2012, we determined to change our fiscal year end from April 30 to December 31. The change in fiscal year end was made so that our fiscal year end would coincide with all our operating subsidiaries in the People’s Republic of China. In connection with our change in fiscal year end, we are filing this Form 20-F and the accompanying consolidated financial statements which cover the year ended December 31, 2013 and the 8-month period beginning May 1, 2012 and ending December 31, 2012 and the historical activities of the years ended April 30, 2012 and 2011. For a comparison of our operating results for the 8-month period ended December 31, 2011 to the 8-month period ended December 31, 2012 and a comparison of our operating results for the year ended December 31, 2012 to the year ended December 31, 2013, see note 20 to the Consolidated Financial Statements. Financial information presented in note 20 and elsewhere in this Form 20-F for the 8-month period ended December 31, 2011 and the year ended December 31, 2012 has not been audited and is presented for comparative purposes only.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.               KEY INFORMATION.

A. Selected Financial Data

Our fiscal year end date had been April 30 since the closing of our merger (discussed in Item 4 of this Form 20-F) until September 11, 2012, when we changed our fiscal year end date to December 31. The selected financial information set forth below has been derived from our audited financial statements for the year ended December 31, 2013, the 8-month period ended December 31, 2012 and the years ended April 30, 2012, 2011, 2010 and 2009.

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

	For the year ended December 31,		For the 8-month period ended December 31,		For the year ended April 30,
	2013		2012		2012		2011		2010		2009
					(HK$’000, except for per share data)
Revenues		1,167,115		933,888		1,291,223		1,323,533		966,755		913,444
Cost of revenues		(899,400)		(807,104)		(1,142,653)		(1,074,880)		(810,187)		(749,649)
Gross profit		267,715		126,784		148,570		248,653		156,568		163,795
Selling, general and administrative expenses		(166,969)		(66,330)		(81,557)		(83,584)		(63,824)		(69,241)
Other income		2,508		6,266		2,431		4,711		4,364		2,102
Write-off of property, plant and equipment		(14,920)		(4,058)		(690)		(1,791)		(40,348)		—
Gain/(loss) on disposal of property, plant and equipment		(2,836)		1,898		938		1,315		1,077		(29,031)
Income from operations		85,498		64,560		69,692		169,304		57,837		67,625
Interest income		276		166		218		124		60		240
Interest expense		(1,160)		(1,559)		(2,695)		(3,008)		(2,733)		(5,355)
Income before income tax expense		84,614		63,167		67,215		166,420		55,164		62,510
Income tax expense		(3,734)		(3,344)		(16,811)		(33,106)		(10,857)		(772)
Net income		80,880		59,823		50,404		133,314		44,307		61,738
Net income per share
Basic and diluted income per ordinary share	HK$	6.0	HK$	4.2	HK$	3.2	HK$	16.9	HK$	6.3	HK$	8.8
Basic and diluted weighted average number of ordinary shares		13,503,623		14,303,544		15,944,233		7,891,754		7,054,583		7,054,583

	December 31,		April 30,
	2013	2012	2012	2011	2010	2009

Total assets	1,154,821	1,179,142	1,193,729	1,201,927	977,492	844,097
Total liabilities	351,207	400,897	481,682	455,667	411,400	294,068
Total shareholders’ equity	803,614	778,245	712,047	746,260	566,092	550,029

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 18, 2014, which was HK$7.7539 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

Period	Period End	Average (1)	Maximum	Minimum
April 18, 2014	7.7539	-	-	-
March 2014	7.7573	7.7615	7.7669	7.7563
February 2014	7.7608	7.7585	7.7645	7.7547
January 2014	7.7642	7.7578	7.7663	7.7534
December 2013	7.7539	7.7535	7.7550	7.7517
November 2013	7.7526	7.7523	7.7535	7.7512
October 2013	7.7530	7.7536	7.7545	7.7524

FY Ended Dec. 31, 2013	7.7539	7.7565	7.7629	7.7526
8 Months Ended Dec. 31, 2012	7.7507	7.7541	7.7699	7.7493
FY Ended April 30,
2012	7.7587	7.7719	7.7942	7.7551
2011	7.7673	7.7748	7.7926	7.7515
2010	7.7637	7.7552	7.7665	7.7497
2009	7.7500	7.7693	7.8041	7.7499

Source:  The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Labor costs in China have been increasing in recent years. As a percentage of cost of products sold, our labor costs for year ended December 31, 2013 and the 8-month period ended December 31, 2012 were 23.1% and 23.2%, respectively. Such costs could increase in the future. If labor costs in the PRC increase, our production costs will likely increase, which may in turn affect the selling prices of our products. We may not be able to pass on these increased costs to customers by increasing the selling prices of our products in light of competitive pressure in the markets where we operate. In such circumstances, our profit margin may decrease.

If the proper certificates of land use rights and building ownership certificates are not obtained or renewed, we could incur significant losses of revenue and have significant difficulty in performing the contracts with our customers to supply our products and services.

Certain of our manufacturing plants in Guangdong Province and Jiangsu Province rely on Tenancy Agreements with third parties or, in the case of our Shenzhen Broadway manufacturing plant, with our wholly-owned subsidiary Broadway Precision Technology Limited (as described on page 33 of this Form 20-F) for the use of land and premises that are necessary for the operation of our business. As of the date of this Form 20-F, the lessors of certain of those plants or we have not obtained the required land use rights certificates or building ownership certificates. Although we rely on the third party lessors to ensure that we may properly use the underlying land and have the proper land use rights to lease such land, it is unclear whether such lessors have the right to make the premises available to us for use. For our Shenzhen Broadway manufacturing plant, located on three parcels of land in Shenzhen, with an aggregate site area of approximately 47,190 square meters, we may not be able to obtain the required certificates for our use of these properties.

In addition, among the aforesaid leased properties, certain of the land used by us in our operations is situated on collectively-owned land. Under the PRC laws and regulations, if the collectively-owned land does not belong to the collectively-owned land for non-agricultural use category, before such piece of land can be leased for industrial use, prior approval must be granted by competent governmental authorities. The lessors are responsible for completing the relevant governmental procedures to enable them to lease such land and premises. To this date, the relevant governmental procedures have not been completed in order to lease such land and premises to us for our manufacturing use as contemplated under the Tenancy Agreements, nor can we foresee the specific date of the completion of such governmental procedures. As a result, the Tenancy Agreements may not be legally valid and enforceable, as a matter of PRC laws and regulations due to lack of proper government approvals or title certificates. Accordingly, it is possible that any of the Tenancy Agreements could be terminated or invalidated prior to its stated maturity.

If we have to vacate or are required to relocate some or all of our production facilities because of the foregoing, we would incur significant losses of revenue, we would have significant difficulty in performing the contracts with our customers to supply our products and services, and we would experience significant delays in our attempt to find alternative manufacturing premises and to relocate our production facilities. We would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, our results of operations, business prospects and financial condition could be materially and adversely affected.

Potential government restrictions and changes in the availability of PRC government support and incentives could have a negative effect on our business and results of operations.

Plastec is an export-oriented processing manufacturer in China. As an export-oriented processing manufacturer, Plastec is currently substantially exempted from the value added tax because it imports approximately 68.5% of the raw materials needed for the manufacturing of its products and exports approximately 94.6% of its products for incorporation into goods sold outside China. But we cannot assure that that the PRC government will not change the existing laws or regulations to reduce or eliminate certain existing economic support and incentives for export-oriented processing businesses. Any reduction or elimination by the PRC government of the various existing economic support and incentives accorded to export-oriented processing enterprises, or imposition by the PRC government of any restrictions or operational barriers with respect to export-oriented processing enterprises for political, financial or other reasons, may adversely affect our business prospects and results of operations.

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

We depend on five major customers, who collectively accounted for approximately 75.2%, 77.1%, 74.0%, 72.3% and 77.7% of our revenues for the years ended April 30, 2011 and 2012, for the 8-month period and the year ended December 31, 2012 and for the year ended December 31, 2013, respectively. Historically, our largest customer accounted for approximately 33.3%, 35.6%, 36.4%, 36.2% and 44.4% of our revenues for the years ended April 30, 2011 and 2012, for the 8-month period and the year ended December 31, 2012 and for the year ended December 31, 2013, respectively. We believe that we will continue to be dependent upon these customers for a significant portion of our business. Our ability to retain these customers, as well as other customers, and to add new customers is important to our ongoing success. The loss of one or more of our major customers, or delayed, reduced or cancelled orders or claims from any of our major customers, could have a material adverse impact on our business, financial condition and results of operations.

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

As a manufacturing service provider to OBMs, ODMs and OEMs, we do not own any legally protected intellectual property. We rely on our customers to ensure that they actually have the right to share that intellectual property with us. However, such intellectual property may be in violation of intellectual property belonging to other parties. Accordingly, we are subject to claims from the ultimate owners of the intellectual property that it is allegedly being infringed. In the event of an infringement claim, we may be required to spend a significant amount of resources, financial and otherwise, to defend against such claim. Additionally, our customers may have to develop a non-infringing alternative or obtain licenses for us to continue to manufacture the products for them using the existing intellectual property. Such customers may not be successful in developing an alternative or obtaining a license on reasonable terms, if at all. Additionally, our customers may not fully indemnify us for losses in such cases. Substantial costs and diversion of our resources resulting from any such litigation may adversely affect our business, financial condition and results of operations.

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

During the years ended April 30, 2011 and 2012, for the 8-month period and the year ended December 31, 2012 and for the year ended December 31, 2013, approximately 61.0%, 56.9%, 49.9%, 51.9% and 52.5% of our sales were denominated in Hong Kong dollars, respectively, and approximately 30.3%, 36.2%, 43.1%, 42.1% and 42.1% of our sales were denominated in U.S. dollars, respectively. The remaining 8.7%, 6.9%, 7.0%, 6.0% and 5.4% were denominated in Renminbi during the same periods. In contrast, approximately 64.3, 62.2%, 57.9%, 62.6% and 35.8% of our purchases were denominated in Hong Kong dollars during the same time periods, and approximately 30.2%, 32.9%, 27.6%, 25.7% and 30.5% of our purchases were denominated in U.S. dollars, respectively. The remaining 5.5%, 4.9%, 14.5%, 11.7% and 31.5% were denominated in Renminbi during the same periods, whereas 2.2% of our purchases were denominated in Thai Baht for the year ended December 31, 2013. All of our direct labor costs and factory overhead, including electricity and utility costs, were also denominated in Renminbi. Our foreign currency exchange risk also arises from the mismatch between the currency of our sales and the currency of our costs of goods sold. In addition, our financial statements are expressed in Hong Kong dollars. Our balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and our income statement records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. Our net foreign exchange gains for the year ended April 30, 2012 was HK$10.1 million and for the 8-month period ended December 31, 2012 was HK$2.1 million and our net foreign exchange loss for the year ended December 31, 2013 was HK$8.2 million. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact our business, financial condition and results of operations.

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

We are exposed to credit risks of our customers. Our trade receivables balances as at April 30, 2012 and the 8-month period ended December 31, 2012 and the year ended December 31, 2013 were approximately HK$282.9 million, HK$257.3 million and HK$269.4 million, respectively. These accounted for approximately 44.8%, 36.8% and .35.8% of our current asset balances as at April 30 2012, the 8-month period ended December 31, 2012 and the year ended December 31, 2013, respectively. Our trade receivables turnover days for the year ended April 30, 2012 and the 8-month period ended December 31, 2012 and the year ended December 31, 2013 were 80 days, 68 days and 84 days, respectively. We calculate our trade receivables turnover day by dividing our trade receivables balances at the end of the period by the turnover during the period, multiplied by actual days in the period (365 days for each year and 245 days for the 8-month period ended December 31, 2012). We made no provisions for doubtful trade receivables as at April 30, 2012 and the 8-month period ended December 31, 2012 and the year ended December 31, 2013 and no amounts of bad debts were written off in the year ended April 30, 2012 and the 8-month period ended December 31, 2012 and the year ended December 31, 2013. Our customers’ payments may not be made timely and they may not be able to fulfill their payment obligations. Defaults in payment by our customers may adversely affect our business, financial condition and results of operations.

We may be exposed to product liability claims.

The products we manufacture for our customers must meet their stringent quality standards. Although we have put in place strict quality control procedures, our products may not always satisfy our customers’ quality standards. In addition, as a manufacturing service provider, we do not control the design and structure of the plastic parts and components we manufacture for our customers. Nor do we control the design or structure of the final products containing our parts and components that our customers market to end-users. In our manufacturing, we strictly follow the chemical formulae provided by our customers and source our principal raw materials from vendors as designated and required by our customers. If there are any quality defects in the products that contain our parts and components, we may face claims from our customers or end-users for the damages suffered by them arising from such defects. It may be difficult or impossible to determine who is responsible for such defects or the extent of responsibility each party should bear for such defects. In addition, we do not maintain any product liability insurance except for two $5 million and $2 million policies on particular customers’ products. In the event that we become subject to valid product liability claims, we will be liable for them and, as a result, our business, financial condition and results of operations may be adversely affected.

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

During the fiscal year ended April 30, 2012, we had engaged an independent tax advisor to assess for uncertainty in income taxes for all open years subject to any statute of limitations. We may have uncertainty over non-taxable income benefit in the business of certain of our subsidiaries for taxable years ending on or before December 31, 2012. Prior to January 2013, certain of our subsidiaries operated pursuant to processing arrangements in the PRC. Based on these arrangements, the PRC tax bureau could take the position that such subsidiaries had permanent establishment in the PRC. In this regard, the relevant subsidiaries may be subject to enterprise income tax at a rate of 25% on any net profits attributable to permanent establishment in the PRC. While we have made provision for additional tax payable plus interest thereon, if the PRC tax bureau were to deem the relevant subsidiaries to have failed to pay enterprise income tax within the prescribed time limit, a tax penalty equivalent to 0.5 to 5 times of the tax undercharged might be retrospectively imposed subject to the PRC tax bureau’s discretion plus an additional daily surcharge might be retrospectively levied at 0.05% of the overdue payment from the date on which the obligation to pay the enterprise income tax first arose. Since January 2013, all such processing arrangements have been terminated and all of our operations have been carried out through our wholly foreign-owned enterprise subsidiaries; accordingly, we do not expect the uncertainty described herein to materially affect our results for taxable years beginning after December 31, 2012.

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

Exacerbated by rising wages and increasing minimum wage levels and factory overhead including utilities, inflation in China soared for a large part of fiscal year ended April 30, 2012 but has moderated more recently. Should inflation in China soar again, we may experience material increases in our cost of labor which will likely increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. The effect of increases in the prices of our products and services would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we do not increase our prices to pass on the effect of increases in our labor costs, our margins and profitability would suffer.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”), issued by the PRC State Administration of Taxation, or SAT, on December 10, 2009 with retroactive effect from January 1, 2008, except for the purchase and sale of equity through a public securities market where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there has not been any formal declaration by the relevant authority with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our offshore restructuring transactions and any future overseas equity transfers which indirectly involve the transfer of equity interests in PRC resident enterprises, if any of such transactions were determined by the tax authorities to be devoid of reasonable commercial purpose, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 698 as a result and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

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

As required by the relevant PRC laws and regulations, our PRC subsidiaries must provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance, medical insurance and a housing accumulation fund. Our PRC subsidiaries are in material compliance with all applicable labor laws and regulations in the PRC and have provided their employees in the PRC with welfare schemes covering above-mentioned insurances. However, the housing accumulation fund scheme has not been fully implemented in a timely manner in certain parts of the PRC, including places where some of our PRC subsidiaries are located. As of the date of this Form 20-F, where the housing accumulation scheme has been implemented, full contributions thereto have been made. Where the housing accumulation scheme has not been implemented or compulsorily implemented, full provisions thereto have been made for contributions once the implementation is carried out. Should any relevant local authorities consider any of our PRC subsidiaries as not in compliance with the requirements in respect of those insurances and the housing accumulation fund scheme, our PRC subsidiaries may be ordered by the relevant authorities to make the unpaid contributions or be fined and thus, our future operations may be adversely affected.

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

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (2012 Revision) of the Cayman Islands (as the same may be supplemented or amended from time to time), or the “Companies Law,” and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

Our warrants are currently exercisable. There are warrants outstanding to purchase 4,696,122 ordinary shares. In addition, in connection with our IPO, we granted to the underwriters in the IPO (and their designees) options to purchase, at $15.00 per unit, an aggregate of 360,000 units, each consisting of one ordinary share and one warrant (exercisable at $11.50 per share). There are currently 289,625 unit purchase options outstanding, which options and underlying warrants, if fully exercised, would result in an additional 579,250 ordinary shares being outstanding. To the extent such securities are exercised, additional ordinary shares of ours will be issued, which will result in dilution to the holders of our ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

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

Our executive officers have limited experience managing a public company subject to United States securities laws and preparing financial statements in U.S. GAAP.

Our chief executive officer and chief financial officer, who are primarily responsible for the disclosure contained in our annual reports and financial statements filed with the SEC, have limited experience as officers of a public company subject to United States securities laws since we are the first United States public company they have managed. As a result, our executive officers chiefly in charge of our disclosure have limited experience with United States securities laws and U.S. GAAP. Accordingly, they may not have sufficient knowledge to properly interpret the extensive SEC financial reporting and disclosure rules or all relevant U.S. GAAP accounting standards and guidance, and may have to rely on third party advisers for compliance. If we are unable to engage knowledgeable third party advisers or our executive officers improperly interpret SEC financial reporting and disclosure rules and U.S. GAAP accounting standards and guidance, investor confidence and the market price of our securities may be adversely impacted.

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

We announced on April 10, 2014 that our board of directors declared a one-time cash dividend of $0.20 per share for the year ended December 31, 2013 payable on May 09, 2014 to the shareholders of record as of April 25, 2014. We currently do not intend to pay additional dividends in the future.

The payment of dividends in the future will be entirely within the sole discretion of our board of directors. Whether future dividends will be declared will depend upon our future growth and earnings, of which there can be no assurance, and our cash flow needs for future development; all of which may be adversely affected by one or more of the factors described here. Accordingly, we may not declare or pay additional dividends in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant. If we determine not to pay any dividends in future, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

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

History and Development

We are a Cayman Islands company organized under the Companies Law. We were formed on March 27, 2008 as an exempted company with limited liability. We were originally organized under the name “GSME Acquisition Partners I” for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

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

B. Business Overview

General

We are a vertically integrated plastic manufacturing services provider. We provide comprehensive precision plastic manufacturing services from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly through our wholly owned subsidiary, Plastec. For more information concerning our organizational structure as at the date of this Form 20-F, please refer to our chart of operating subsidiaries on page 35 of this Form 20-F.

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys.

The Asia-Pacific region has been our principal market, accounting for approximately 64.4%, 57.5%, 49.6%, 51.2% and 41.4% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively. Europe accounted for approximately 35.2%, 42.0%, 40.7%, 41.3% and 49.1% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and for the year ended December 31, 2013, respectively. The United States accounted for the balance for approximately 0.4%, 0.5%, 9.7%, 7.5% and 9.5% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and for the year ended December 31, 2013, respectively.

As of the date of this Form 20-F, Plastec has production facilities in Guangdong Province, Jiangsu Province, China and Saraburi Province, Thailand.

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

Our just-in-time delivery service

Our just-in-time delivery service is designed to meet our customers’ stringent inventory management systems and their demanding delivery schedules. We have strategically established our manufacturing facilities in Dongguan and Shenzhen of Guangdong Province and Kunshan of Jiangsu Province, China as well as in Bangkok of Thailand in order to stay close to our customers’ assembly plants there, which strategic positioning not only enables us to accommodate our customers’ just-in-time inventory management systems but also reduces our transportation costs and enhances our direct communications with customers.

Our stringent quality control

Our customers include major companies in their respective industries who are generally known for their high quality products sold throughout the world, and a majority of our products are used in well-known brands. We have imposed stringent quality control measures on each phase of our manufacturing process, including our raw materials, semi-finished products and finished products. Our quality control procedures are designed to enable us to promptly identify flaws or defects during the production process. The successful implementation of our quality control system is demonstrated by the low rate of goods returned, which was approximately 0.74%, 0.34%, 0.09%, 0.15% and 0.11% during the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively, based on our total revenues for the corresponding years and period of HK$1,323.5 million, HK$1,291.2 million, HK$933.9 million, HK$1,313.8 million and HK$1,167.1 million, respectively.

To ensure the quality of Plastec's manufacturing processes, Plastec has subjected its manufacturing facilities to various compliance standards and certifications available in the plastics industry. The most recent awards and certifications for each facility as of December 31, 2013 are presented in the following table:

Award/Certification	Latest Award Date	Manufacturing Facility	Certifying Organization
ISO 9001:2008 Certification	June 2013	Dongguan Sun Chuen Manufacturing Plant	SGS United Kingdom Ltd. (“SGS'')

ISO 14001:2004 Certification	June 2013	Dongguan Sun Chuen Manufacturing Plant	SGS

Certificate of Compliance (Component-fabricated parts)	January 2013	Dongguan Sun Chuen Manufacturing Plant	Underwriter Laboratories Inc. (“UL'')

ISO 9001:2008 Certification	August 2012	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing) Co. Ltd.

ISO 14001:2004 Certification	August 2012	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing) Co. Ltd.

ICTI Code of Business Practices (2009 Version) Certification	April 2013	Shenzhen Broadway Manufacturing Plant	ICTI Care Foundation

ISO 9001:2008 Certification	March 2013	Shenzhen Broadway Manufacturing Plant	SGS

ISO 14001:2004 Certification	June 2013	Shenzhen Broadway Manufacturing Plant	SGS

ISO/TS 16949:2009 Certification	October 2013	Shenzhen Broadway Manufacturing Plant	SGS

ISO 9001:2008 Certification	May 2013	Broadway Precision (Thailand) Co., Ltd.	SGS

ISO 9001:2008 Certification	May 2013	Broadway Industries (Thailand) Co., Ltd.	SGS

Certificate of Compliance (Component-fabricated parts)	December 2012	Broadway Industries (Thailand) Co., Ltd.	UL

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

Products and Services

We produce a vast array of plastic casings, components and utensils. These high-precision molded plastic products are designed and made for different applications. We also provide mold design and fabrication services, secondary-process finishing and parts assembly services to offer our customers with one-stop-shop services. As an industrial practice, customers are not required to inform us the final products and it would therefore be hard for us to provide an accurate statistic of the segment for the plastic casings, components and utensils we produced. Based on the nature of our customers, however, we surmise that most of our products are used in the consumer electronics and telecommunication industry.

We categorize our sales by geographic market on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we ship to such customers, as follows:

	Year ended April 30,		8 months ended December 31,	Year ended December 31,
Revenues by geographic market	2011	2012	2012	2012	2013
Asia-Pacific Region	64.4%	57.5%	49.6%	51.2%	41.4%
Europe	35.2%	42.0%	40.7%	41.3%	49.1%
United States	0.4%	0.5%	9.7%	7.5%	9.5%
Total	100.0%	100.0%	100.0%	100%	100%

Production Process

Our production process currently takes approximately six to eight weeks on average from the design stage to the delivery of products to the customers. Over the years, we have implemented various measures to improve our efficiencies and to shorten lead-time. Complexity of the product specifications tends to prolong the time needed by us and the customers to finalize the product model. The stages of this production process where we play a crucial role include mainly:

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

Mold design and fabrication is an interactive process between us and our customers. We have skilled design engineers and technicians in Shenzhen and Dongguan, assisted by computer-aided design, or “CAD,” and computer-aided manufacturing, or “CAM,” software systems to design the molds. Based on initial product designs and specifications provided by our customers, our design engineers use fused deposition modeling, or “FDM,” technology to prototype the finished products in accordance with the designs of the customers and prepare detailed specifications for the molds. Through a consultation process known as “co-design” for the molds, our design engineers would recommend improvements to the original product design and specifications, such as to increase durability of the molds and to enhance reliability of the products.

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

As integrated plastic manufacturing services are relatively labor intensive by nature, we deploy staff members at various control check points to make sure that our customers’ numerous requirements in product designs, appearances and functionalities are properly observed. Our QC staffs are located at all of our manufacturing plants in China and Thailand.

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

Production Facilities and Capacity

As of the date of this Form 20-F, we have production facilities in China and Thailand to carry out our manufacturing operations, all of which are located in Guangdong Province and Jiangsu Province, China and Saraburi Province, Thailand. As at the year ended December 31, 2013, the plant and machinery accounted for approximately 31.5% of our total assets in terms of net book values.

During the fiscal year ended April 30, 2012, we had completed the construction of a four-story extension to our mold design and fabrication center at our Shenzhen plant. By August 2012, the construction of another 9-story industrial building for our plastic injection and assemble operations at our Shenzhen plant was also completed. As a result of all these expansions, which helped to boost operating floor space at our Shenzhen plant by approximately 37,000 square meters, our capacities and capabilities both in terms of better serving stringent customers requirements and attracting new customers have been enhanced.

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

As at April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, our inventory level was approximately HK$117.7 million, HK$128.4 million, HK$97.5 million, HK$97.5 million and HK$107.1 million, respectively, and our inventory turnover during these time periods was 40, 41, 30, 31 and 43, respectively (based on 365 days a year and 245 days for an 8-month period ended December 31). We review our inventory level on an ongoing basis. Generally, we make provision for any slow-moving inventory that is older than six months. We may sell obsolete inventory as scrap and recognize income derived from such sales as part of our other income.

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

We have five customers which accounted for 5.0% or more of our total revenues, who collectively accounted for approximately 75.2%, 77.1%, 74.0%, 72.3% and 77.7% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period ended and the year ended December 31, 2012 and the year ended December 31, 2013, respectively. Historically, our largest customer accounted for approximately 33.3%, 35.6%, 36.4%, 36.2% and 44.4% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period ended and the year ended December 31, 2012 and the year ended December 31, 2013, respectively.

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

We had two suppliers which accounted for 5.0% or more of our total purchases for the years ended April 30, 2011 and 2012, who collectively accounted for approximately 23.4% and 24.1% of our purchases, respectively. We had three suppliers which accounted for 5.0% or more of our purchases for the 8-month period ended December 31, 2012, who collectively accounted for approximately 23.3% of our purchases in this 8-month period. We had two suppliers which accounted for 5.0% or more of our total purchases for the year ended December 31, 2012, who collectively accounted for approximately 19.8% of our purchases. We had 3 suppliers which accounted for 5.0% or more of our total purchases for the year ended December 31, 2013, who collectively accounted for approximately 29.0% of our purchases. Historically, our largest supplier accounted for approximately 13.7%, 13.7%, 10.5%, 12.4% and 12.4% of our purchases for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively.

The settlement for our purchase of raw materials are mostly denominated either in Hong Kong dollars or U.S. dollars or Reminbi or Thai Baht on an open account basis with credit terms ranging from 30 to 90 days.

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

Further, the Foreign Trade Law and the Measures for the Archival Filing and Registration of Foreign Trade Operators, which were promulgated by the MOC on June 25, 2004, require enterprises engaged in foreign trade to register with the relevant authorities in charge of foreign trade under the State Council (presently, the MOC) and obtain permission for their foreign trade operations, if necessary. And Pursuant to the Administrative Provisions for the Registration of Customs Declaration Agents by the PRC Customs Authorities, which were promulgated by the General Administration of Customs on March 31, 2005, entities or individuals who import or export goods are required to complete the registration formalities with Customs authorities before they may handle their own declarations. All of our PRC subsidiaries who are engaged in the export business have obtained such permissions and currently hold valid Customs Declaration Registration Certificates for Consignors and Consignees of Import and Export Goods.

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

Particularly, the Regulations on Administration of Construction Project Environmental Protection and the Administration Measures of Inspection and Acceptance of the Environmental Protection of the Construction Projects, implemented on November 29, 1998 and February 1, 2002 respectively, have detailed the requirements in different levels of environmental protection, pursuant to which, for development projects (including but not limited to alteration, expansion and technology re-engineering projects) that affect the environment, environmental impact evaluation shall be conducted according to the impact level. The developer shall submit such environmental impact evaluation report, report form or registration form at the feasibility study stage for approval. Any commencement of development work without prior approval may be subject to cease work order, reinstatement order or a fine of not more than RMB100,000. After the construction project is completed, the construction enterprise shall apply for the inspection and acceptance of the environmental protection of the construction project from the environmental protection administration authority.

Pursuant to the requirements under the amended Law on Prevention of Water Pollution of the PRC, which became effective as of June 1, 2008, the amended Law on Prevention of Air Pollution of the PRC, which became effective as of September 1, 2000, and Administrative Regulations on Levy and Utilization of Sewage Charge, which became effective as of July 1, 2003, enterprises which discharge water or air pollutants must pay discharge fees based on the types and volumes of the pollutants discharged. The discharge fees are calculated by the local environmental protection authority, which will review and verify the types and volumes of pollutants discharged. In addition, the Law on Prevention and Control of Environmental Noise Pollution of the PRC, which was promulgated on October 29, 1996, regulates the prevention and control of noise pollution. Under the amended Law on Prevention of Environmental Pollution Caused by Solid Waste of the PRC, which became effective as of April 1, 2005 and was amended on June 29, 2013, entities and individuals that collect, store, transport, utilize or dispose of solid waste must take precautions against the spread, loss and leakage of such solid waste and adopt other measures to prevent solid waste from polluting the environment.

All of our PRC subsidiaries have complied with the relevant environmental requirements in all material aspects, and we have not received any administrative penalties by the relevant governmental authorities which result in any substantive impact on our business.

Labor and Social Security. Pursuant to the Labor Law of the PRC, which was promulgated on July 5, 1994 and became effective on January 1, 1995, and the Labor Contract Law of the PRC, which became effective on January 1, 2008 and was amended on December 28, 2012, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or entities on one hand and the laborers on the other hand. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year with an employer are entitled to a paid vacation ranging from five to fifteen days, depending on their length of service. Employees who waive such vacation entitlement at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.

As required under the Regulation of Insurance for Labor Injury, implemented on January 1, 2004, the Provisional Measures for Maternity Insurance of Employees of Corporations, implemented on January 1, 1995, the Decisions on the Establishment of a Unified Programme for Old-Aged Pension Insurance of the State Council, issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Programme for Urban Workers of the State Council, promulgated on December 14, 1998, the Unemployment Insurance Measures, promulgated on January 22, 1999, and the Social Insurance Law of the PRC, implemented on July 1, 2011, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. Enterprises must apply for social insurance registration with local social insurance agencies and pay premiums for their employees. If an enterprise fails to pay the required premiums on time or in full amount, the authorities in charge will demand the enterprise to settle the overdue amount within a stipulated time period and impose a 0.05% overdue fine. If the overdue amount is still not settled within the stipulated time period, an additional fine with an amount of three to five times of the overdue amount will be imposed.

According to the Regulation on Management of Housing Provident Fund, which was promulgated by the State Council on April 3, 1999, became effective on the same day and was amended on March 24, 2002, enterprises must register with the competent managing center for housing funds and, upon the examination by such managing center of housing fund, complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Employers are required to contribute, on behalf of their employees, to housing accumulation funds. The payment is required to be made to local administrative authorities. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Production Safety.   On June 29, 2002, the Standing Committee of the National People’s Congress passed the Production Safety Law of the PRC (implemented on November 1, 2002 and amended on August 27, 2009), pursuant to which, enterprises engaging in production and business operation activities shall observe the relevant laws, regulations concerning production safety, strengthen the administration of production safety, establish and perfect the accountability system for production safety, perfect the conditions for production safety, and ensure the safety in production. They shall also set up apparent safety warning signs at the production or business operation sites or on the relevant facilities or equipment that have substantial dangerous elements. For production and business operation enterprises with more than 300 employees, they shall establish an administrative organization for production safety or have full-time personnel for the administration of production safety. For production and business operation enterprises with not more than 300 employees, they shall have full or part time personnel for the administration of production safety. The safety facilities of the newly built or rebuilt or expanded engineering projects shall be designed, built and put into production and use at the same time with the main subject of the projects. The State Administration of Work Safety (“Work Safety Administration”) shall implement comprehensive supervision and administration of the work of work safety of the whole country. The Work Safety Administration’s local branches at the county level and above in charge of the supervision and administration of work safety shall implement comprehensive supervision and administration of the work of work safety within their respective administrative jurisdictions according to the present Law. All of our PRC subsidiaries have strictly applied the relevant safety requirements and adhered to our internal policies and procedures to ensure safety on the manufacturing premises, and we have not received any administrative penalties by the relevant governmental authorities.

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

Properties

As at December 31, 2013, Plastec owned the following land use rights:

Plant	Location	Site area/ sq. m.	Land use rights certificate no.	Expiration	Gross floor area/ sq. m.	Building ownership certificate no.
Heyuan Sun Line Manufacturing Plant	Diaoyutai Hongyue Science & Technology Park, Heyuan City	64,551	He Guo Yong (2004) 555	March 26, 2054	6,912.2 2,726.0	Yue Fang Di Zheng Zi C4074932/ C4078389

As at December 31, 2013, Plastec’s manufacturing plants were subject to the following leases (referred to also as “Tenancy Agreements”):

Plant/ Subsidiary Lessee	Location	Lessor	Site area/Gross floor area (sq. m.)	Status of Land	Term of Lease	Fees
Dongguan Sun Chuen Manufacturing Plant/Dongguan Sun Chuen Plastic Products Co., Ltd.	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	Dongguan Fuxing Property Management Co., Ltd.	9,333/25,137	Collectively owned land	1/1/2013 to 12/31/2019 (1)	RMB 228,895 per month for the first two years, RMB 251,781 per month for the remaining five-year period

	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	Zhang Shixiu	8,540/28,212	State owned land	1/1/2013 to 12/31/2019 (1)	RMB 263,977 per month for the first two years, subject to a 10% increase for the remaining five-year period

Kunshan Broadway Manufacturing Plant/Broadway Precision Industrial (Kunshan) Ltd.	88 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	Kunshan Huixia Metals Manufacturing Co., Ltd.	7,142/8,191	Collectively owned land	8/10/2008 to 8/20/2018 (2)	RMB 72,275/month for first five years, subject to a 10% increase for the second five-year period

	168 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	Village Committee of Jinhua Village, Zhangpu Town, Kunshan City	3,500/4,500	Collectively owned land	3/1/2010 to 3/1/2019 (3)	RMB 648,000/year for first four years, (4) RMB 712.800/year for the next five years

Broadway Thailand Manufacturing Plant/Broadway Industries (Thailand) Co., Ltd./Broadway Precision (Thailand) Co., Ltd.	39/1 Moo 5 Phaholyothin Road Tambui Nongyao, Ampere Mueng at Saraburi Province (18000), Thailand	PIAM Manufacturing Co., Ltd.	22,400/5,952	Privately owned land	5/1/2012 to 4/30/2021 (5)	1,101,120 baht per month (6)

Shenzhen Broadway Manufacturing Plant/Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Precision Technology Limited (7)	47,190/81,251(9)	Collectively owned land	12/1/2012 to 11/30/2015	RMB 731,259 per month

Shenzhen Broadway Manufacturing Plant/Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Precision Technology Limited (8)	47,190/16,036(9)	Collectively owned land	9/1/2013 to 11/30/2015	RMB 104,237 per month

(1)	The rental period for this lease is split into two terms. The first two-year period is the mandatory period. The next five-year period is the optional period.

(2)	The rental period for this lease is split into two five-year terms. The first five years of the period is the mandatory rental period. The second five years of the period is the optional rental period.

(3)	The rental period for this lease is split into two terms. The first four years of the period is the mandatory rental period. The second five years of the period is the optional rental period.

(4)	In the first year of the lease, the lessee subsidiary received a deduction of one month’s rent.

(5)	The initial term of the lease is through April 30, 2015. At the option of the lessee subsidiary, the lease may be renewed for two subsequent three-year terms following the expiration of the initial term.

(6)	The lessor agreed to waive the first two months’ rent.

(7)	The lessor, Broadway Precision Technology Limited, is one of our wholly-owned subsidiaries, which owns the premises. The fees paid by the lessee are set off by the income of lessor and have no effect on a consolidated basis.

(8)	The lessor, Broadway Precision Technology Limited, is one of our wholly-owned subsidiaries, which owns the premises. The premises are used for dormitory purposes. The fees paid by the lessee are set off by the income of lessor and have no effect on a consolidated basis.

(9)	These premises are located at the same site.

We also lease office space (through one of our subsidiaries) from Guan Shaohong, pursuant to an agreement for 653 square feet of space located at Alameda Dr. Carlos D’Assumpcao, No. 181-187, 12 Andar, B12, Edif. Centro Comercial do Grupo Brilhantismo, Macao. The renewed lease commenced on September 15, 2013 expiring on September 14, 2015. Pursuant to the rental agreement, our subsidiary pays HK$9,000 per month for the first year, and HK$10,000 per month for the second year.

Employees

As of December 31, 2013, we had an aggregate of 4,750 employees directly employed by us. We consider our relationships with our employees to be good and expect that these relationships continue in the future. We have not experienced any strikes or work stoppages by our employees since our inception.

The tables below show our employees by geographic area and function as of December 31, 2013.

Employees by geographic area

China	4,610
Hong Kong	16
Macau	3
Thailand	121
Total:	4,750

Employees by function

Management	43
Marketing and support functions	29
Engineering	687
Production	3533
General administration	458
Total:	4,750

Seasonality

The disclosure set forth under “Seasonality” in Item 5 of this Form 20-F is incorporated herein by reference.

C. Organizational Structure

The following chart illustrates the organizational structure of us and our active subsidiaries as at the date of this Form 20-F.

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

The Asia-Pacific region has been our principal market, accounting for approximately 64.4%, 57.5%, 49.6%, 51.2% and 41.4% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively. Europe accounted for approximately 35.2%, 42.0%, 40.7%, 41.3% and 49.1% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively. The United States accounted for the balance for approximately 0.4%, 0.5%, 9.7%, 7.5% and 9.5% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively.

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

Our ability to retain existing customers and compete for additional customers and new businesses

We service principally a limited number of multinational corporations. We depend on approximately five major customers, who collectively accounted for approximately 75.2%, 77.1%, 74.0%, 72.3% and 77.7% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively. Historically, the largest customer accounted for approximately 33.3%, 35.6%, 35.5%, 36.4%, 36.2% and 44.4% of our revenues for the years ended April 30, 2010, 2011 and 2012 and the 8-month period ended December 31, 2012 and the year ended December 31, 2013, respectively.

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

Our ability to continue to rely on our existing Tenancy Agreements for certain of our manufacturing plants

We rely on Tenancy Agreements (the terms of which are described in greater detail under the section titled “ Properties ” in Item 4.B of this Form 20-F) for the use of land and premises that are necessary for the operation of our business for certain of our manufacturing plants. They are either with a fixed duration of lease or with an option to further extend at our discretion within the pre-determined period. There is a risk that some of the Tenancy Agreements may be terminated or invalidated prior to their stated maturity if these Tenancy Agreements may not be held legally valid or enforceable due to the lack of the land use rights certificates or building ownership certificates or prior approval by competent governmental authorities as a matter of applicable laws and regulations. The lessors in the Tenancy Agreements do not undertake to compensate us for losses arising from such deficiencies. If we have to vacate some or all of our production facilities because of the foregoing, we would incur significant losses of revenue, we would have significant difficulty in performing the contracts with our customers to supply our products and services, and we would experience significant delays in our attempt to find alternative manufacturing premises and to relocate our production facilities. We would also have to commit significant financial and other resources, including time of senior management members, to complete such relocation. Should this happen on a significant scale, our results of operations, business prospects and financial condition could be materially and adversely affected.

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

The Asia-Pacific region has been our principal market, accounting for approximately 64.4%, 57.5%, 49.6%, 51.2% and 41.4% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively. Europe accounted for approximately 35.2%, 42.0%, 40.7%, 41.3% and 49.1% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period ended and the year December 31, 2012 and the year ended December 31, 2013, respectively. The United States accounted for the balance for approximately 0.4%, 0.5%, 9.7%, 7.5% and 9.5% of our revenues for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively. We determine the geographical market of our sales on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we shipped.

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

	Year ended April 30,				8 months ended December 31,		Year ended December 31,
	2011		2012		2012		2012		2013
Component	(HK$’000)%		(HK$’000)%		(HK$’000)%		(HK$’000)%		(HK$’000)%

Raw materials	512,593	47.7	459,104	40.2	291,606	36.1	418,245	36.5	359,245	39.9

Factory overheads	335,686	31.2	406,959	35.6	328,294	40.7	462,796	40.4	332,441	37.0

Direct labor costs	226,601	21.1	276,590	24.2	187,204	23.2	263,930	23.1	207,714	23.1

Total	1,074,880	100.0	1,142,653	100.0	807,104	100.0	1,144,971	100.0	899,400	100.0

Approximately 35.8% of our purchases of raw materials for the year ended December 31, 2013 were denominated in Hong Kong dollars, 30.5% in U.S. dollars, 31.5% in Renminbi and 2.2% in Thai Baht. The main factor affecting the prices of our raw materials is the supply and demand for resins, mold bases and paints. However, fluctuations in prices of raw materials have not significantly affected our gross margins primarily because our quotations to our customers have been on a “cost-plus” basis that took into account the pre-determined prices of these raw materials as requested by our customers. In addition, our quotations to customers are generally subject to revision in the event of any significant increase in raw material prices.

The level of direct labor costs has been escalating under the prevailing market condition in China, as well as the other fringe benefits for labor.

Gross Margins

In general, factors affecting our revenue and cost of sales will affect our gross profit margin. The following factors tend to have a material effect on our gross margins:

•	Stage of the product life cycle. Most of the plastic parts and components we manufacture tend to experience price erosion over the life cycle of the end-products that our customers make and sell. Such products, especially consumer electronics and electrical home appliances, generally command a higher premium in the earlier stages of their life cycles and tend to decline toward the end of their life cycles. This life cycle also affects the pricing of our products. The pricing pressure is particularly acute and apparent during the time when products at the end of their life cycles are not replaced with new products, although such decline in margin is often compensated by larger volumes of orders subsequent to the start-up stage of a product.

•	Volume discounts. Typically, our customers with purchase orders exceeding a certain quantity will request and in certain circumstances, we may grant, a volume discount. A volume discount means the customer would receive a reduced unit selling price in exchange for an increased total order. Such discounts, when offered, result in a lower profit margin per unit in such sales.

•	Market penetration strategy. From time to time, we may price our products competitively to penetrate deeper into our target markets or to attract new customers. Such strategy will also lead to a decrease in our unit selling price and lower our profit margin as a result.

•	Prevailing direct labor costs and production costs. Our direct labor costs relate to employees directly hired by our PRC subsidiaries, temporary employees they hire from time to time. Production costs include machinery depreciation, rental expenses, utility consumed and other indirect factory expenses incurred. The prevailing level of wages and other employees’ benefits and the inflation in PRC have increased in recent years, which affects our gross profit margin.

Operating Costs

Our operating costs are mainly comprised of administrative expenses and distribution costs, as well as interest expenses. Our administrative expenses and distribution costs comprise mainly staff costs, including our directors’ fees and remuneration, general administrative expenses, marketing expenses and office expenses, and constituted approximately HK$83.6 million, HK$81.6 million, HK$66.3 million, HK$94.7 million and HK$167.0 million for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively. In addition to the administrative expenses and distribution costs, on the disposals and write-off of fixed assets we recorded loss of approximately HK$0.5 million in the year ended April 30, 2011, a gain of approximately HK$0.2 million in the year ended April 30, 2012, loss of approximately HK$2.2 million and HK$2.1 million in the 8-month period and the year ended December 31, 2012, respectively, and a loss of approximately HK$17.8 million in the year ended December 31, 2013.

Our interest expenses include mainly bank interest and charges in relation to Plastec’s bank borrowings and finance leases, and constituted approximately HK$3.0 million, HK$2.7 million, HK$1.6 million, HK$2.4 million and HK$1.2 million for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013, respectively.

Income Tax

Due to the various tax incentives available to Plastec, our effective corporate income tax rates for the years ended April 30, 2011 and 2012, the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013 were 19.9%, 25.0%, 5.3%, 8.8% and 4.4%, respectively. The smaller effective corporate income tax rates for the 8-month period and the year ended December 31, 2012 and the year ended December 31, 2013 was the result of changes of profit contributions from our operations in different tax jurisdictions as described below.

Hong Kong.  Plastec is subject to income tax on its profits in Hong Kong at the prevailing corporate tax rate of 16.5%. Plastec makes provisions for its Hong Kong profit tax in its combined financial statements in reliance on the Departmental Interpretation and Practice Note No. 21 issued by the Hong Kong Inland Revenue Department regarding processing arrangements. Accordingly, Plastec’s relevant subsidiaries have made provisions at the prevailing Hong Kong profit tax rate on 50% of their estimated assessable profit from their sale of goods manufactured in China under their processing arrangements each year up to the end of December 2012. Since then, all of the subsidiaries in Hong Kong are subject to 16.5% tax rate.

China.  Plastec has, as of the date of this Form 20-F, operating subsidiaries with operations and production facilities in Guangdong and Jiangsu Provinces, in China.

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

Plastec may have uncertainty over non-taxable income benefit in the business of certain of our subsidiaries under its processing arrangement in PRC. Based on the processing factories operation of the relevant subsidiaries, the PRC tax bureau may take the position that they have permanent establishment in the PRC retrospectively. In this regard, the relevant subsidiaries may be subject to enterprise income tax at a rate of 25% on the net profits attributable to their permanent establishment in PRC, for which provision for additional tax payable plus interest thereon have already been made. Since January 2013, all such processing arrangements have been terminated and all of our operations have been carried out through our wholly foreign-owned enterprise subsidiaries; accordingly, we do not expect the uncertainty described in this paragraph to materially affect our results of operation for taxable years beginning after December 31, 2012.

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

Review of Results of Operations

For the year ended December 31, 2013 compared to the year ended December 31, 2012

Revenues. Our revenues for the year ended December 31, 2013 decreased by HK$146.7 million or 11.1% to HK$1,167.1 million from HK$1,313.8 in the year ended December 31, 2012. The decrease in revenues was primarily a result of our continued focus on soliciting relatively high margins products and phrasing out thin margined products.

Cost of sales. Cost of sales for the year ended December 31, 2013 decreased by HK$245.6 million or 21.5% to HK$899.4 million from HK$1,145.0 million in the year ended December 31, 2012. Our cost of sales comprised mainly of cost of raw materials, direct labor costs and factory overhead. Our cost of raw materials for the year ended December 31, 2013 decreased to HK$359.2 million, or approximately 39.9% of the total cost of sales, compared to HK$418.3million, or approximately 36.5%, in the year ended December 31, 2012 as less raw materials had been consumed according to the product mix requirements during the period. Our direct labor costs decreased to HK$207.7 million, or approximately 23.1% of the cost of sales, for the year ended December 31, 2013 compared to HK$263.9 million, or approximately 23.1%, in the year ended December 31, 2012; which decrease was attributable to our efforts in further streamlining the manufacturing process and controlling direct wages and other workers’ benefits. Our factory overhead decreased to HK$332.5 million, or approximately 37.0% of the cost of sales, for the year ended December 31, 2013, compared to HK$462.8 million, or approximately 40.4%, in the year ended December 31, 2012 mainly because of our control on factory overhead and decreased sub-contracting expenses during the year.

Gross profit.  Our gross profit increased by approximately 58.6% to HK$267.7 million for the year ended December 31, 2013 from HK$168.9 million in the year ended December 31, 2012. Our gross profit margin increased to 22.9% from 12.9% between the two years. The improvement of our profit margin was resulted from better margins for those relatively high margined products, such as new products launched by our customers and also more value added services rendered for the product mix.

Other income.  Our other income decreased by approximately 64.7% to HK$2.5 million for the year ended December 31, 2013 from HK$7.1 million in the year ended December 31, 2012, as a result of less sundry incomes during the year.

Selling, general and administrative expenses.  Total selling, general and administrative expenses increased by approximately 76.2% to HK$167.0 million for the year ended December 31, 2013 from HK$94.7 million in the year ended December 31, 2012 mainly due to increase in the numbers of supervisory and administration staff as well as the salary and allowance for them during the year.

Interest expenses.  Our interest expenses decreased by approximately 50.0% to HK$1.2 million for the year ended December 31, 2013 from HK$2.4 million in the year ended December 31, 2012. The decrease was primarily due to lower bank borrowings during the year.

Income before income tax expense.  Our income before income tax expense increased by approximately 9.9% to HK$84.6 million for the year ended December 31, 2013 from HK$77.0 million in the year ended December 31, 2012.

Income tax expense.  Our income tax expenses decreased by approximately 45.6% to HK$3.7 million, representing an effective tax rate of 4.4%, for the year ended December 31, 2013 from HK$6.8 million, representing an effective tax rate of 8.8%, in the year ended December 31, 2012. The lower tax expense was resulted from a tax credit after the disposals of certain fixed assets associated with deferred tax liabilities eliminated and credited to the income statement.

Net income.  Our net income increased by approximately 15.2% to HK$80.9 million for the year ended December 31, 2013 from HK$70.2 million for the year ended December 31, 2012.

For the 8-month period ended December 31, 2012 compared to the 8-month period ended December 31, 2011

Revenues. Our revenues for the 8-month period ended December 31, 2012 increased by HK$22.6 million or 2.5% to HK$933.9 million from HK$911.3 in the 8-month period ended December 31, 2011. The increase was mainly contributed from sales orders received from existing customers for their new products launchings, and new sales orders solicited from new customers.

Cost of sales. Cost of sales for the 8-month period ended December 31, 2012 increased by HK$5.7 million or 0.7% to HK$807.1 million from HK$801.4 million in the 8-month period ended December 31, 2011. Our cost of sales comprised mainly of cost of raw materials, direct labor costs and factory overhead. Our cost of raw materials decreased to HK$291.6 million, or approximately 36.1% of the total cost of sales in the 8-month period ended December 31, 2012 compared to HK$332.5 million, or approximately 41.5% in the 8-month period ended December 31, 2011 as less raw materials had been consumed according to the product mix requirements during the period. Our direct labor costs decreased to HK$187.2 million, or approximately 23.2% of the cost of sales in the period ended December 31, 2012 compared to HK$199.9 million, or approximately 24.9% in the 8-month period ended December 31, 2011; which decrease was attributable to our efforts in further streamlining the manufacturing process and controlling direct wages and other workers’ benefits. Our factory overhead increased to HK$328.3 million, or approximately 40.7% in the 8-month period ended December 31, 2012, compared to HK$269.1 million, or approximately 33.6% in the 8-month period ended December 31, 2011 because of inflationary factory overhead and also increased sub-contracting expenses during the period.

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

Net income.  Our net income increased by approximately 49.5% to HK$59.8 million in the 8-month period ended December 31, 2012 from HK$40.0 million in the 8-month period ended December 31, 2011.

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

Cost of sales.  Our cost of sales increased by approximately 6.3% to HK$1,142.7 million in the year ended April 30, 2012 from HK$1,074.9 million in the year ended April 30, 2011. The cost of raw materials decreased to HK$459.1 million, or approximately 40.2% of the total cost of sales in the year ended April 30, 2012 compared to HK$512.6 million, or approximately 47.7% in the year ended April 30, 2011 for less raw materials consumed for the product mix during the year. Our direct labor costs increased to HK$276.6 million, or approximately 24.2% of the cost of sales in the year ended April 30, 2012 compared to HK$226.6 million, or approximately 21.1% in the year ended April 30, 2011. This resulted from the increased prevailing level of wages and other workers’ benefits in China. Our factory overhead increased to HK$407.0 million, or approximately 35.6% in the year ended April 30, 2012, compared to HK$335.7 million, or approximately 31.2% in the year ended April 30, 2011 because of high inflation in China experienced during the period.

Gross profit.  Our gross profit decreased by approximately 40.3% to HK$148.6 million in the year ended April 30, 2012 from HK$248.7 million in the year ended April 30, 2011. Our gross profit margin decreased to 11.5% from 18.8% between the two periods. Our profit margin had been dampened during the period by the delay in new models launch by our customers, despite our efforts in controlling factory overhead and direct labor costs.

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

Summary of Cash Flows

	Year Ended April 30,		8-month Period Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012	2012	2013
				(HK$’000)
Net Cash From Operating Activities	261,640	216,628	178,991	247,566	285,489	158,303
Net Cash From Investing Activities	(227,581)	(133,728)	(102,952)	(73,414)	(104,459)	(50,127)
Net Cash From Financing Activities	34,176	(110,180)	(115,785)	(63,118)	(57,507)	(72,514)
	68,235	(27,280)	(39,746)	111,034	123,523	35,662

For the year ended December 31, 2013 compared to the year ended December 31, 2012

Net cash generated from operating activities. For the year ended December 31, 2013, we generated a net cash inflow from operating activities of approximately HK$158.3 million, which comprised operating cash flow before changes in operating assets and liabilities of HK$205.6 million, adjusted for net outflows from changes in operating assets and liabilities of HK$47.3 million. The net cash inflow decreased by 44.6%, or HK$127.2 million, from HK$285.5 million for the year ended December 31, 2012, which was mainly contributed by the increased net outflows from changes in operating assets.

Net cash used in investing activities. We recorded a net cash outflow from investing activities of HK$50.1 million for the year ended December 31, 2013, which was primarily attributable to the purchase of property, plant and equipment related to our capacity expansion as well as facilities upgrading during the year. Compared to the net cash outflow from investing activities of HK$104.5 million for the year ended December 31, 2012, the net cash used in investing activities, primarily for the purchase of property, plant and equipment was reduced by 52.0%, or HK$54.4 million.

Net cash generated from financing activities. We recorded a net cash outflow from financing activities of HK$72.5 million for the year ended December 31, 2013. This was mainly due to approximately HK$9.1 million for the net repayment of bank borrowings, and approximately HK$63.4 million for the repurchases of shares and warrants during the year. Compared to the net cash outflow of HK$57.5 million from financing activities for the year ended December 31, 2012, the net cash outflow was increased by 26.1% or HK$15.0 million. This was mainly because we used more cash for the repurchases of shares and warrants comparatively.

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

Net cash generated from financing activities. We recorded a net cash outflow from financing activities of HK$63.1 million for the 8-month period ended December 31, 2012. This was mainly due to approximately HK$60.3 million for the net repayment of bank borrowings and capital lease obligations, and approximately HK$2.8 million for the repurchases of shares during the period. Compared to the net cash outflow of HK$115.8 million from financing activities for the 8-month period ended December 31, 2011, the net cash outflow was reduced by 45.5% or HK$52.7 million. This was mainly because we used approximately HK$91.8 million to repurchase 1.57 million ordinary shares in December 2011.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents, our borrowing capacity and the net proceeds from the merger, will provide sufficient funds to satisfy our working capital requirements, planned capital expenditures and debt repayments for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2013, we had a cash and bank balance of approximately HK$348.9 million, of which approximately HK$164.0 million was denominated in Hong Kong Dollars, approximately HK$120.2 million equivalent was denominated in US Dollars, approximately HK$35.9 million equivalent was denominated in Renminbi, while the balance of approximately HK$28.8 million equivalent were denominated in other currencies, respectively.

Indebtedness

The following table shows our indebtedness as of December 31, 2013:

Actual (HK$’000)
Short-term debt:
Bank loans	37,782
Long-term debt:
Bank loans	50,000
Total Indebtedness	87,782

Our indebtedness as of December 31, 2013 comprised short-term bank loans of HK$37.8 million and long-term loan of HK$50.0 million. As of December 31, 2013, we had available to us under various credit facilities in the aggregate of approximately HK$420.2 million, of which HK$332.2 million was unused.

Contractual Obligations and Commitments

The following table sets forth our contractual cash commitments as of December 31, 2013. Amounts for debt obligations are principal amounts only.

	Payment by Period
	Total	Within 1 Year	Within 2 – 3 Years	Within 4 – 5 Years	After 5 Years
	(HK$’000)
Short-term debt obligations	37.8	37.8	—	—	—
Long-term debt obligations	50.0	—	42.9	7.1	—
Operating lease obligations	21.8	13.3	4.4	3.9	0.2
Capital commitments	2.7	2.7	—	—	—
TOTAL	112.3	53.8	47.3	11.0	0.2

The short-term and long-term debt obligations in the above table included the debts as disclosed under the section titled “Indebtedness” in Item 5.A of this Form 20-F.

The interest commitments for the short-term debt obligations to be paid within one year are estimated to be approximately HK$169,000, which amount is not included in the total amount of short-term debt obligations in the above table. This estimate is based on the terms of the short term debts with two assumptions: We used three months HIBOR quoted as of December 31, 2013, and estimated an average tenor of 45 days for the trade related import loans amongst the bank borrowings. The interest commitments for the long-term debt obligations to be paid are estimated to be approximately HK$1,936,000, which amount is not included in the total amount of long-term debt obligations in the above table. This estimate is based on the terms of the long-term debts and using three months HIBOR quoted as of December 31, 2013.

We have one interest rate swap contract outstanding with a commercial bank to a portion of our borrowings which will expire on September 8, 2014. For the remaining tenor of this interest rate swap contract, we estimated that we are obligated to pay a net cash of approximately HK$54,000.

The operating lease obligations in the above table included the rents payable for the leased properties as disclosed under the section titled “Properties” in Item 4.B of this Form 20-F.

As of December 31, 2013, we had capital commitments for purchase of plant and machineries totaling HK$2,671,000 which are expected to be disbursed during the year ending December 31, 2014.

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

Foreign exchange risk.  Plastec’s sales are mainly denominated in Hong Kong dollars and U.S. dollars. Plastec’s costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. We incurred a loss of approximately HK$1,164,000 for the year ended April 30, 2011, made a gain of approximately HK$10,127,000 for the year ended April 30, 2012, made a gain of approximately HK$2,102,000 for the 8-months period ended December 31, 2012, made a gain of approximately HK$3,394,000 for the year ended December 31, 2012 and made a loss of approximately HK$8,206,000 for the year ended December 31, 2013, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage our foreign exchange risk exposure. In addition, Plastec’s financial statements are expressed in Hong Kong dollars but the functional currency of its principal operating subsidiaries in China is in Renminbi. To the extent Plastec’s PRC subsidiaries hold assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to our consolidated statement of income and decrease the value of our foreign currency denominated assets.

Interest rate risk.  Plastec’s exposure to interest rate risk relates to interest expenses incurred by its short-term and long-term borrowings. We have not used any derivative financial instruments to manage our interest rate risk exposure, except two interest rate swap contracts for notional amounts of HK$21.6 million and HK$40.0 million had been entered into to fix the interest cost for our prevailing long-term bank loans in March and August 2010, respectively. As of December 31, 2013, there was one interest rate swap contract outstanding for a notional amount of HK$17.5 million expiring on September 8, 2014. Historically, we have not been exposed to material risks due to changes in interest rates on any third-party debt. However, future interest expenses on our borrowings may increase due to changes in interest rates.

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

Inflation

Historically, inflation in the PRC has not materially impacted our results of operations. However, the soaring inflation in China underpinned by rising labor costs and overhead like what we had experienced during a large part of fiscal year ended April 30, 2012, if it is to soar again, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and operating results.

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2013 other than the following:

We implemented a capacity re-structuring exercise during 2013 resulting in significant downsizing of our operations including cessation of manufacturing operations at Heyuan and Zhuhai. On March 3, 2014, we sold one of our wholly-owned PRC subsidiaries, Heyuan Sun Line Industrial Ltd. which operated our Heyuan manufacturing plant, for consideration of RMB35 million (equivalent to approximately HK$43.75 million).

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

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	52	Chairman of the Board and Chief Executive Officer
Chin Hien Tan (4)	54	Chief Operating Officer
Ho Leung Ning (4)	53	Chief Financial Officer
Eli D. Scher (1) (3)	34	Non-Executive Vice Chairman of the Board
J. David Selvia (2)	38	Director
Chung Wing Lai (1) (2) (3)	66	Director
Joseph Yiu Wah Chow (1) (2) (3)	54	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

Eli D. Scher has served as our Non-Executive Vice Chairman of the Board since January 2011, shortly after the consummation of the merger in December 2010. Previously, he served as GSME Acquisition Partners I’s Chief Executive Officer from its inception. Since June 2013, he has been the founder, Chairman and Chief Executive Officer of New Continuum Holdings Corporation, operating under the name Continuum Data Centers, which is a multi-tenant data center owner and operator. Prior to founding New Continuum, from April 2012 to February 2013, he served in various consulting and analyst roles for companies and funds controlled by Carl Icahn. From February 2011 to April 2012, Mr. Scher served as an investment analyst at Perella Weinberg Partners. From July 2007 to December 2010, Mr. Scher served as chief executive officer of GSME Capital Partners Inc., a principal investment business headquartered in Shanghai founded in July 2007. From July 2007 to February 2008, Mr. Scher served as chief development officer and a director of Media Communication Group, a high-technology, LED media business that is the exclusive operator of LED advertising screens in the subway systems of China’s major cities, and served as its chief financial officer from February 2008 to January 2011. Additionally, Mr. Scher co-founded Fundamental Films, a film distribution and production company, headquartered in Shanghai, in 2008 and served as a director until January 2011. From September 2003 to February 2007, Mr. Scher served as a principal at Daroth Capital Advisors LLC, which is involved in investing and advising clients on financings, mergers and acquisitions and restructurings, where he led the firm’s Asian business development efforts. We believe Mr. Scher’s past business experience and financial contacts and relationships make him well qualified to be a member of our board of directors. Mr. Scher received an A.B. in East Asia Studies from Princeton University in 2002. Mr. Scher is fluent in Mandarin Chinese.

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

B. Compensation

Compensation of Senior Management/Executive Officers

Our executive officers are currently compensated at the Plastec subsidiaries level on terms summarized below:

Employment Agreements

Each of Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning are and have been employed by certain of Plastec’s subsidiaries pursuant to certain employment agreements currently receiving aggregate annual base salary in the sums of HK$5.070 million, HK$2.197 million and HK$2.028 million, respectively. These employment agreements have been amended to provide for their services to be extended to cover us with no additional compensation in terms of base salary. The following table and summary set forth certain key information about such employment agreements as they currently relate to us:

Executive Officer	Position	Term	Employing entity
Kin Sun Sze-To	Chairman of the Board and Chief Executive Officer of Plastec Technologies, Ltd., General Manager of Broadway Precision (HK)	Until December 16, 2016(1)	Broadway Precision Co. Limited (“Broadway Precision (HK)”)
Chin Hien Tan	Chief Operating Officer of Plastec Technologies, Ltd. and Sales Manager of Broadway (Macao)	Until December 16, 2016(1)	Broadway (Macao Commercial Offshore) Company Limited (“Broadway (Macao)”)
Ho Leung Ning	Chief Financial Officer of Plastec Technologies, Ltd. and Deputy General Manager of Broadway Precision (HK)	Until December 16, 2016(1)	Broadway Precision (HK)

(1)	On December 5, 2013, the employment agreements between (i) Broadway Precision (HK) and Kin Sun Sze-To, (ii) Broadway Precision (HK) and Ho Leung Ning and (iii) Broadway (Macao) and Chin Hien Tan, each of which had previously been amended to provide for the executives’ services to be extended to cover us as such companies’ indirect parent, were each amended to extend the term of the respective contracts from December 17, 2013 to December 16, 2016 with all other terms of the employment agreements remaining materially the same as in the prior agreements. Additionally, the overall annual compensation to be paid to each of Kin Sun Sze-To, Ho Leung Ning and Chin Hien Tan for their services at our subsidiaries level was increased to HK$5,070,000, HK$2,028,000 and HK$2,197,000, respectively.

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

Compensation

Base Salary at Plastec subsidiaries level

The aggregate amount of base salary paid by Plastec’s subsidiaries during the year ended December 31, 2013 to our executive officers as a group for services in all service capacities was approximately HK$7.2 million.

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

As Net Profit Target was met for the year ended Dec 31, 2013, we will pay bonus in cash in the total sum of approximately HK$115,000 to our executive officers accordingly after the year end.

Summary Executive Compensation Table

The following table sets forth the compensation of our executive officers for the year ended December 31, 2013:

Name and Principal Position	Year ended December 31,	Salary (HK$)	Bonus (HK$)	Total (HK$)
Kin Sun Sze-To	2013	3,919,679	-	3,919,679
Chairman of the Board and Chief Executive Officer
Chin Hien Tan	2013	1,625,247	-	1,625,247
Chief Operating Officer
Ho Leung Ning	2013	1,575,000	-	1,575,000
Chief Financial Officer

 Compensation of Non-Executive Independent Directors

During the year ended December 31, 2013, each of Eli D. Scher (our non-executive Vice Chairman), J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow, our four non-executive independent directors, was paid HK$39,000, HK$20,000, HK$20,000 and HK$20,000, respectively, for each month that they continue to serve on our board. The aggregate amount of compensation paid to our non-executive independent directors during the year ended December 31, 2013 was HK$1,188,000.

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

Executive Committee

Our executive committee is currently comprised of Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning. While the executive committee does not have a formal written charter, the board has determined that the executive committee’s responsibilities will be to generally manage our business affairs and exercise all powers of the board (other than actions that would require the board to act as a whole or which actions are vested in other committees of the board or require shareholder approval).

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

D. Employees

The disclosure set forth under “ Employees ” in Item 4.B of this Form 20-F is incorporated herein by reference.

E. Share Ownership

The disclosure relating to the share ownership of the persons listed in Item 6.B set forth in Item 7.A of this Form 20-F is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth, as of April 23, 2014, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of April 23, 2014.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Major Shareholders:
Jing Dong Gao	1,681,048	(2)	12.0	%(11)
Cathay Plastic Limited (3)	1,208,292	(4)		9.3%
Kwok Wa Hung	1,010,253	(5)		7.8%
Directors and Executive Officers:
Kin Sun Sze-To	8,275,424	(6)		63.9%
Chin Hien Tan	449,538	(7)		3.5%
Eli D. Scher	110,596	(8)		*(11)
Ho Leung Ning	241,971	(9)		1.9%
J. David Selvia	0
Chung Wing Lai	0
Joseph Yiu Wah Chow	0
All directors and executive officers as a group (7 individuals)	9,077,529	(10)		69.6%

*	Represents less than 1% of outstanding.

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.

(2)	Consists of 633,787 ordinary shares (being the aggregate of (i) 291,262 ordinary shares purchased in a private transaction on December 8, 2010, as disclosed on Schedule 13D filed with the SEC on December 29, 2010, (ii) 208,800 ordinary shares released upon consummation of the merger with Plastec pursuant to the terms of Amendment No.1 to Stock Escrow Agreement dated as of December 16, 2010 plus (iii) 133,725 initial shares continue to be held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011) and 1,047,261 ordinary shares issuable upon the exercise of currently exercisable insider warrants held by MCK Capital Co., Limited, an entity controlled by Mr. Gao. The business address of each is 762 West Beijing Road, Shanghai, China 200041.

(3)	The business address of Cathay Plastic Limited is c/o New China Management, Ltd., 14th Floor, St. John’s Building, 33 Garden Road, Central, Hong Kong.

(4)	Each of the following entities and individuals may be considered the beneficial owner of the ordinary shares held by Cathay Plastic Limited: Cathay Capital Holdings, L.P., as the sole shareholder of Cathay Plastic Limited; Cathay Master GP, Ltd., as the general partner of Cathay Capital Holdings, L.P.; New China Capital Management, LP, as the investment manager of Cathay Capital Holdings, L.P.; NCCM, LLC and TAM China, LLC, as the general partners of New China Capital Management, LP; Hermann Leung, as an officer or director of Cathay Capital Holdings, L.P.; Paul Wolanksy, as an officer or director of Cathay Capital Holdings, L.P. and Cathay Master GP, Ltd. and sole member of NCCM, LLC; and Donald Sussman, as an officer or director of Cathay Master GP, Ltd. and sole member of TAM China, LLC. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 23, 2012.

(5)	The business address of Mr. Hung is Flat A, 12/F, Block 12, The Cairnhill, 108 rt. Twisk, Tusen Wan. The foregoing information is derived from a Schedule 13G/A filed with the SEC on October 08, 2013 and other information known to us.

(6)	Consists of 7,386,523 ordinary shares held by Sun Yip Industrial Company Limited and 888,901 ordinary shares held by Tiger Power Industries Limited (“Tiger Power”), each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on October 15, 2013.

(7)	Consists of 449,538 ordinary shares held by Fine Colour Limited, of which Mr. Tan is a 50% owner.

(8)	Consists of 12,169 ordinary shares (representing Mr. Scher’s initial shares held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011) and 98,427 ordinary shares issuable upon the exercise of currently exercisable insider warrants. The foregoing information is derived from other information known to us.

(9)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning.

(10)	Includes 98,427 ordinary shares issuable upon the exercise of currently exercisable insider warrants.

(11)	Ordinary shares issuable upon the exercise of currently exercisable insider warrants respectively by MCK Capital Co., Limited and Mr. Scher are included in their respective percentage calculation.

As of April 23, 2014, there were 21 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 5 shareholders of record with addresses in the United States holding approximately 2,055,687 (15.9%) of our outstanding ordinary shares and 1 warrant holder of record with an address in the United States holding approximately 3,515,000 (75.1%) of our outstanding warrants. Each of the foregoing calculations includes 1 unit holder with a United States address holding 14,985 units, each consisting of 1 ordinary share and 1 warrant. Shares and warrants held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

Personal guarantees provided by Kin Sun Sze-To

Kin Sun Sze-To has been providing personal guarantees as collateral to secure various credit facilities and the financing of machineries for Plastec and certain of its subsidiaries. As at December 31, 2013, the total amount of personal guarantees outstanding for such purposes was approximately HK$390.8 million.

Bonus Plan for Management/Executive Officers

The disclosure on the bonus plan sets forth under the section titled “ Directors, Senior Management and Employees — Compensation ” in Item 6.B of this Form 20-F is incorporated herein by reference.

Other Transactions

On January 15, 2013 upon prior approval of the uninterested members of our board, we entered into share purchase agreements with certain related shareholders for the repurchase of an aggregate of 508,900 ordinary shares at a price per share of $6.00 (an additional 91,100 ordinary shares were repurchased under separate share purchase agreements with three unrelated shareholders). Of this amount, Sun Yip Industrial Company Limited (an entity controlled by Mr. Sze-To) sold to us 423,967 ordinary shares for an aggregate price of $2,543,802; Fine Colour Limited (an entity controlled by Mr. Tan) sold to us 23,030 ordinary shares for an aggregate price of $138,180; and Cathay Plastic Limited (an entity related to one of our board members) sold to us 61,903 ordinary shares for an aggregate price of $371,418.

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

On October 02, 2013 upon prior approval of the uninterested members of our board, we entered into share purchase agreements with certain related shareholders for the repurchase of an aggregate of 559,780 ordinary shares at a price per share of $6.00 (an additional 26,230 ordinary shares were repurchased under separate share purchase agreement with an unrelated shareholder). Of this amount, Tiger Power Industries Limited (an entity controlled by Mr. Sze-To) sold to us 466,360 ordinary shares for an aggregate price of $2,798,160; Fine Colour Limited (an entity controlled by Mr. Tan) sold to us 25,330 ordinary shares for an aggregate price of $151,980, and; Cathay Plastic Limited (an entity related to one of our board members) sold to us 68,090 ordinary shares for an aggregate price of $408,540.

On December 5, 2013, the employment agreements between (i) Broadway Precision (HK) and Kin Sun Sze-To, (ii) Broadway Precision (HK) and Ho Leung Ning and (iii) Broadway (Macao) and Chin Hien Tan, each of which had previously been amended to provide for the executives’ services to be extended to cover us as such companies’ indirect parent, were each amended to extend the term of the respective contracts from December 17, 2013 to December 16, 2016 with all other terms of the employment agreements remaining materially the same as in the prior agreements. Additionally, the overall annual compensation to be paid to each of Kin Sun Sze-To, Ho Leung Ning and Chin Hien Tan for their services at our subsidiaries level was increased to HK$5,070,000, HK$2,028,000 and HK$2,197,000, respectively.

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

Revenues by	Year ended April 30,		8-month period ended December 31,	Year ended December 31,
geographic market	2011	2012	2012	2012	2013
Asia-Pacific Region	64.4%	57.5%	49.6%	51.2%	41.4%
Europe	35.2%	42.0%	40.7%	41.3%	49.1%
United States	0.4%	0.5%	9.7%	7.5%	9.5%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Dividend Policy

We announced on April 10, 2014 that our board of directors declared a one-time cash dividend of $0.20 per share for the year ended December 31, 2013 payable on May 09, 2014 to the shareholders of record as of April 25, 2014. We currently do not intend to pay additional dividends in the future.

The payment of dividends in the future will be entirely within the sole discretion of our board of directors. Whether future dividends will be declared will depend upon our future growth and earnings, of which there can be no assurance, and our cash flow needs for future development; all of which may be adversely affected by one or more of the factors discussed in Item 3.D of this Form 20-F “ Risk Factors ”. Accordingly, we may not declare or pay any additional dividends in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

 B. Significant Changes

See the notes to the financial statements included under Item 18 of this Form 20-F.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Our units, ordinary shares and warrants are quoted on the OTC Bulletin Board under the symbols “PLTEF,” “PLTYF” and “PLTWF,” respectively. Prior to February 4, 2011, our units, shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively. The following table sets forth the range of high and low closing sale prices for the units, shares and warrants for the periods indicated.

	Ordinary Shares		Warrants		Units
Period(1)	High	Low	High	Low	High		Low
April 2014 (2)	$5.70	$5.00	$0.053	$0.053		$3.00		$3.00
March 2014	$5.70	$5.61	$0.053	$0.053		$3.00		$3.00
February 2014	$5.80	$5.50	$0.053	$0.053		$3.00		$3.00
January 2014	$6.30	$5.50	$0.053	$0.053		$3.00		$3.00
December 2013	$7.00	$6.24	$0.053	$0.050		$3.00		$3.00
November 2013	$6.50	$6.50	$0.050	$0.050		$3.00		$3.00
October 2013	$9.00	$6.50	$0.050	$0.050		$3.00		$3.00

Fiscal Quarter for
FY Ended December 31, 2014:
First Quarter	$6.30	$5.50	$0.530	$0.530		$3.00		$3.00
FY Ended Dec. 31, 2013:
Fourth Quarter	$9.00	$6.24	$0.053	$0.050		$3.00		$3.00
Third Quarter	$6.50	$5.74	$0.109	$0.050		$7.50		$3.00
Second Quarter	$6.25	$6.00	$0.060	$0.050		$6.50		$6.50
First Quarter	$6.45	$6.15	$0.100	$0.100		$6.50		$6.50
FY Ended Dec. 31, 2012:
Fourth Quarter	$7.00	$6.45	$0.100	$0.100		$6.50		$6.50
Third Quarter	$9.90	$6.30	$0.120	$0.060		$6.50		$6.50
Second Quarter	$6.30	$5.50	$0.080	$0.060		$6.50		$6.50
First Quarter	$6.51	$5.25	$0.150	$0.080	$		$

FY Ended Dec 31,
2013	$9.00	$5.50	$0.109	$0.050		$7.50		$3.00
2012	$9.90	$5.25	$0.150	$0.060		$6.50		$6.50
FY Ended April 30,
2012	$9.00	$5.25	$0.400	$0.080		$9.85		$6.25
2011	$10.30	$8.00	$0.410	$0.155		$10.50		$8.25
2010	$10.28	$9.65	$0.400	$0.200		$10.50		$9.95

(1)	Through April 23, 2014.
(2)	In September 2012, the Company changed its fiscal year end from April 30 to December 31. Limited trading information is available for our securities prior to February 2011. Accordingly, we continue to provide information for full fiscal years ended April 30, 2010, 2011 and 2012. We also provide information for full fiscal years ended December 31, 2012 and 2013.

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

Dongguan Processing Agreement.

Our Dongguan Sun Line Processing Factory (“Dongguan Factory”) was previously operated pursuant to a Processing Agreement with a PRC third party (the “Dongguan Processing Agreement”). The Dongguan Processing Agreement expired in November 2013 and had been rendered ineffective since we had merged the Dongguan operations into an existing wholly foreign-owned enterprise subsidiary in the PRC effective from January 2013, which assumed all operations of the Dongguan Factory at the same property on which the processing factory used to be located under a new Tenancy Agreement. The Dongguan Factory merger was approved by the relevant PRC governmental authorities. Accordingly, we no longer rely on the PRC counterparties to processing agreements for the operation of our Dongguan operations.

The Dongguan Processing Agreement was entered into by our subsidiary Sun Line Industrial Limited (“Sun Line (HK)”) on November 5, 2002, and extended by agreement on August 21, 2012, with Dongguan Dalingshan Foreign Trade & Economic Development Corporation and was approved by Dongguan City Foreign Trade and Economic Cooperation Bureau on November 6, 2002. The agreement contemplated a mutually beneficial venture between Sun Line (HK) and the PRC counterparty under the following terms:

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

This agreement did not contain any termination clauses. If terminated pre-maturely due to a breach by the PRC counterparty, the PRC counterparty would have been required to compensate Sun Line (HK) for all losses and damages arising from such breach available under the PRC contract law. The agreement had never been terminated pre-maturely which expired, without consequence, in November 2013. Our subsidiary has assumed all operations and will continue such operations on its own past the expiration of the agreement.

The Dongguan Processing Agreements did not expressly state that the PRC counterparties had an obligation to maintain necessary licenses and to comply with PRC laws and regulations. However, the Dongguan Processing Agreement contained certain terms that required the PRC counterparty to comply with relevant labor, fire control and tax laws.

Tenancy Agreements and Leases.   Each of the Tenancy Agreements and leases summarized under the section titled “ Properties ” in Item 4.B of this Form 20-F is incorporated herein by reference.

Employment Agreements.  At the closing of the merger in December 2010, amendments to certain employment agreements were entered into between Sun Line (HK) (an indirect subsidiary of ours) and each of Kin Sun Sze-To, our Chairman of the Board and Chief Executive Officer, Chin Hien Tan, our Chief Operating Officer, and Ho Leung Ning, our Chief Financial Officer, to provide for their services to be extended to cover us with no additional compensation in terms of base salary. On June 1, 2012, Broadway (Macao), another indirect subsidiary of ours, entered into an amendment to its employment agreement with Mr. Tan to cover his services as our Chief Operating Officer on like terms as those covered under an employment agreement between him and Sun Line (HK) which was superseded thereby and terminated by mutual consent on June 1, 2012. On March 28, 2013, Broadway Precision (HK) (an indirect subsidiary of ours) entered into employment agreements with Kin Sun Sze-To and Ho Leung Ning to take effect from April 1, 2013, on which date their respective employment agreements with Sun Line (HK) (as amended) were terminated by mutual consents. On April 1, 2013, Broadway Precision (HK) entered into amendments to its employment agreements with Kin Sun Sze-To and Ho Leung Ning to cover their services as the Company’s Chairman of the Board-cum-Chief Executive Officer and Chief Financial Officer, respectively on like terms as those covered under their previous employment agreements with Sun Line (HK) (as amended). On December 5, 2013, the employment agreements between (i) Broadway Precision (HK) and Kin Sun Sze-To, (ii) Broadway Precision (HK) and Ho Leung Ning and (iii) Broadway (Macao) and Chin Hien Tan, each of which had previously been amended to provide for the executives’ services to be extended to cover us as such companies’ indirect parent, were each amended to extend the term of the respective contracts from December 17, 2013 to December 16, 2016 with all other terms of the employment agreements remain materially the same as in the prior agreements. Additionally, the overall annual compensation to be paid to each of Kin Sun Sze-To, Ho Leung Ning and Chin Hien Tan for their services at our subsidiaries level was increased to HK$5,070,000, HK$2,028,000 and HK$2,197,000, respectively. For a description of the material terms of the current employment agreements, as amended, see the section titled “ Compensation of Senior Management/Executive Officers ” in Item 6.B of this Form 20-F.

Repurchase 600,000 shares.   On January 15, 2013, we entered into share purchase agreements with certain shareholders for the repurchase by us of an aggregate of 600,000 shares at a price of $6.00 per share, or $3,600,000.

Repurchase 660,000 shares.   On September 16, 2013 and October 02, 2013, we entered into share purchase agreements with certain shareholders for the repurchase by us of an aggregate of 660,000 shares at a price of $6.00 per share, or $3,960,000.

Sale of Heyuan Sun Line Industrial Ltd. (PRC). On March 3, 2014, we sold one of our wholly-owned subsidiaries, Heyuan Sun Line Industrial Ltd. (PRC), for consideration of RMB35 million (equivalent to approximately HK$43.75 million). The sale transaction closed on March 6, 2014.

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

(a)	a citizen or resident of the United States,

(b)	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia,

(c)	an estate whose is subject to U.S. federal income taxation regardless of its source, or

(d)	any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (ii) it has a valid election in place to be treated as a U.S. person;

•	You hold our ordinary shares as capital assets.

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

Taxation of Capital Gains

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares based on the difference between the amount realized on the disposition and your adjusted tax basis in the ordinary shares. Any gain or loss generally will be U.S. source gain or loss. If you are a non-corporate holder, and you satisfy certain minimum holding period requirements, any capital gain generally will be treated as long-term capital gain that generally is subject to U.S. federal income tax at preferential rates under current law. Long-term capital gains realized upon a sale or other disposition of the ordinary shares generally will be subject to U.S. federal income tax at the rate of 15%, increased to 20% on taxpayers with taxable income exceeding certain thresholds.

Unearned Income Medicare Tax

A 3.8% Medicare contribution tax will generally apply to all or some portion of net investment income of a U.S. Holder that is an individual with adjusted gross income that exceeds a threshold amount. Net investment income includes dividend income and realized capital gains.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework . Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2013.

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

Our independent registered public accounting firm for the audit of our financial statements for the year ended December 31, 2013 and the 8-month transition period ended December 31, 2012 and fiscal year ended April 30, 2012 was Dominic K. F. Chan & Co.

The following table presents the aggregate fees for professional services and other services rendered by Dominic K. F. Chan & Co. to us for the year ended December 31, 2013, the 8-month transition period ended December 31, 2012 and the fiscal year ended April 30, 2012:

	Fiscal Year Ended December 31,		8-month period ended December 31,		Fiscal Year Ended April 30,
Service Category	2013		2012		2012
Audit Fees	HK$	850,000	HK$	911,000	HK$	960,000
Audit-Related Fees	HK$	380,000	HK$	336,000		—
Tax Fees		—		—		—
All Other Fees		—		—		—
Total Fees	HK$	1,230,000	HK$	1,247,000	HK$	960,000

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Our securities are not listed on a national securities exchange.

ITEM 16E.	PURCHASE OF SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The following table summarizes our repurchases of our ordinary shares and publicly held warrants during the period covered by this Form 20-F:

Period*	Total number of ordinary shares/publicly held warrants purchased	Average price paid per ordinary share/publicly held warrants	Total number of ordinary shares/publicly held warrants purchased as part of publicly announced repurchase plan (1)	Approximate dollar value of ordinary shares /publicly held warrants that may yet be purchased under the plan
January 2013	SHARES	$6.00	SHARES	$1,012,790
	600,000		600,000
June 2013	SHARES	$6.00	SHARES	$448,190
	94,100		94,100
	PUBLICLY HELD	$0.05	PUBLICLY HELD	$444,190
	WARRANTS		WARRANTS
	80,000		80,000
August 2013	PUBLICLY HELD	$0.05	PUBLICLY HELD	$443,940
	WARRANTS		WARRANTS
	5,000		5,000
September 2013	SHARES	$6.00	SHARES	$0
	73,990		73,990
October 2013	SHARES	$6.00	SHARES	$1,483,940
	586,010		586,010

* Each period covers the full calendar month indicated. There were no repurchases made in omitted months.

(1) In November 2011, our Board of Directors approved a $5 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”). Under the 2011 Repurchase Program, we could make repurchases of shares and publicly held warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new $5 million repurchase plan (“2013 Repurchase Program”) approved by our Board of Directors to cover repurchases of shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time. Repurchases for September 2013 and earlier months were under the 2011 Repurchase Program. Repurchases for October 2013 were under the 2013 Repurchase Program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

ITEM 16H.	MINE SAFETY DISCLOSURES.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Page

Report of Independent Registered Public Accounting Firm	F–1

Consolidated Balance Sheets	F–2

Consolidated Statements of Income and Comprehensive Income	F–3

Consolidated Statements of Shareholders’ Equity	F–4

Consolidated Statements of Cash Flows	F–5

Notes to Consolidated Financial Statements	F–6 – F–33

75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the “Company”, formerly known as GSME Acquisition Partners I) and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as the “Group”) as of December 31, 2013 and 2012 and April 30, 2012, and the related statements of operations, shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2013 and for the 8-month period ended December 31, 2012 and for the years ended April 30, 2012 and 2011. The preparation of these consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2013, 2012 and as of April 30, 2012, and the consolidated results of their operations and their cash flows for the year ended December 31, 2013 and for the 8-month period ended December 31, 2012 and for the years ended April 30, 2012 and 2011, are in conformity with accounting principles generally accepted in the United States of America.

Dominic K.F. Chan & Co

Certified Public Accountants

Hong Kong

Date: April 23, 2014

F–1

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	April 30,	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	199,818	309,862	348,901
Trade receivables, net of allowances for doubtful accounts of HK$nil, HK$nil and HK$nil as of April 30, 2012 and December 31, 2012 and 2013 respectively	282,869	257,299	269,419
Inventories (note 3)	128,387	97,467	107,058
Deposits, prepayment and other receivables (note 4)	20,514	35,471	28,139
Total current assets	631,588	700,099	753,517

Property, plant and equipment, net (note 5)	524,137	440,383	364,149
Prepaid lease payments, net (note 6)	24,753	23,719	22,167
Other assets	12,813	14,503	2,325
Deferred tax assets (note 10)	-	-	12,225
Intangible assets	438	438	438
Total assets	1,193,729	1,179,142	1,154,821

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings (note 7)	156,866	96,892	37,782
Capital lease obligations (note 8)	303	-	-
Trade payables	121,964	151,436	105,428
Other payables and accruals (note 9)	115,109	115,715	116,608
Tax payable	72,936	25,225	41,389
Total current liabilities	467,178	389,268	301,207

Borrowings	-	-	50,000
Deferred tax liabilities (note 10)	14,504	11,629	-
Total liabilities	481,682	400,897	351,207

Commitments and contingencies (note 12)	-	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 14,352,903, 14,292,228 and 12,938,128 shares issued and outstanding as of April 30, 2012 and December 31, 2012 and 2013, respectively)	112	112	101
Additional paid-in capital	77,967	85,332	26,455
Accumulated other comprehensive income	15,514	14,524	17,901
Retained earnings	618,454	678,277	759,157
Total shareholders’ equity	712,047	778,245	803,614

Total liabilities and shareholders’ equity	1,193,729	1,179,142	1,154,821

See accompanying notes to consolidated financial statements.

F–2

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,				8-month Period ended December 31,		Year ended December 31,
	2011		2012		2012		2013
	HK$		HK$		HK$		HK$

Revenues		1,323,533		1,291,223		933,888		1,167,115
Cost of revenues		(1,074,880)		(1,142,653)		(807,104)		(899,400)
Gross profit		248,653		148,570		126,784		267,715

Operating expenses, net
Selling, general and administrative expenses		(83,584)		(81,557)		(66,330)		(166,969)
Other income		4,711		2,431		6,266		2,508
Write-off of property, plant and equipment		(1,791)		(690)		(4,058)		(14,920)
Gain / (Loss) on disposal of property, plant and equipment		1,315		938		1,898		(2,836)
Total operating expenses, net		(79,349)		(78,878)		(62,224)		(182,217)

Income from operations		169,304		69,692		64,560		85,498

Interest income		124		218		166		276
Interest expense		(3,008)		(2,695)		(1,559)		(1,160)
Income before income tax expense		166,420		67,215		63,167		84,614

Income tax expense (note 10)		(33,106)		(16,811)		(3,344)		(3,734)
Net income		133,314		50,404		59,823		80,880

Other comprehensive income
Foreign currency translation adjustment		218		7,408		(990)		3,377
Comprehensive income attributable to Plastec Technologies, Ltd.		133,532		57,812		58,833		84,257

Net income per share (note 11):

Weighted average number of ordinary shares		7,891,754		15,944,233		14,303,544		13,503,623

Weighted average number of diluted ordinary shares		7,891,754		15,944,233		14,303,544		13,503,623

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	16.9	HK$	3.2	HK$	4.2	HK$	6.0

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	16.9	HK$	3.2	HK$	4.2	HK$	6.0

See accompanying notes to consolidated financial statements.

F–3

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at April 30, 2011 and at May 1, 2011	16,733,196	131	169,973	8,106	568,050	746,260

Net income for the year	-	-	-	-	50,404	50,404

Share repurchases	(1,574,000)	(13)	(92,012)	-	-	(92,025)

Share redeemed and cancelled	(806,293)	(6)	6	-	-	-

Cumulative translation adjustment	-	-	-	7,408	-	7,408

Balance at April 30, 2012 and at May 1, 2012	14,352,903	112	77,967	15,514	618,454	712,047

Net income for the year	-	-	-	-	59,823	59,823
Share repurchases	(60,675)	-	(2,840)	-	-	(2,840)
Capital contribution	-	-	10,205	-	-	10,205
Cumulative translation adjustment	-	-	-	(990)	-	(990)

Balance at December 31, 2012	14,292,228	112	85,332	14,524	678,277	778,245

Net income for the year	-	-	-	-	80,880	80,880
Share repurchases	(1,354,100)	(11)	(63,360)	-	-	(63,371)
Warrants repurchases	-	-	(33)	-	-	(33)
Capital contribution	-	-	4,516	-	-	4,516
Cumulative translation adjustment	-	-	-	3,377	-	3,377

Balance at December 31, 2013	12,938,128	101	26,455	17,901	759,157	803,614

See accompanying notes to consolidated financial statements.

F–4

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,		8-month Period ended December 31,	Year ended December 31,
	2011	2012	2012	2013
	HK$	HK$	HK$	HK$
Operating activities
Net income	133,314	50,404	59,823	80,880
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	143,640	157,219	103,513	123,741
Net (gain)/loss on disposal of property, plant and equipment	(1,315)	(938)	(1,897)	2,836
Net gain on disposal of prepaid leases	(3,799)	-	-	-
Write-off of property, plant and equipment	1,791	690	4,058	14,920
Impairment on inventories	6,095	6,920	4,108	7,037
Deferred tax charge	-	(652)	(2,732)	(23,854)
Changes in operating assets and liabilities:
Trade receivables	(28,666)	(12,106)	25,553	(12,120)
Inventories	(49,530)	(17,574)	26,812	(16,628)
Deposits, prepayment and other receivables	3,382	(12,158)	(13,772)	7,332
Trade payables	(8,027)	(6,023)	29,472	(46,008)
Other payables and accruals	27,044	34,299	12,212	891
Tax payables	37,711	16,547	416	19,276
Net cash provided by operating activities	261,640	216,628	247,566	158,303

Investing activities
Purchase of property, plant and equipment	(225,904)	(126,167)	(87,224)	(54,436)
Proceeds from disposal of property, plant and equipment	2,405	5,252	29,665	6,634
Proceeds from disposal of prepaid leases	3,919	-	-	-
Deposits for purchase of property, plant and equipment	(8,001)	(12,813)	(15,690)	(2,325)
Net loss on disposals of subsidiaries	-	-	(165)	-
Net cash used in investing activities	(227,581)	(133,728)	(73,414)	(50,127)

Financing activities
Net cash inflow from the merger transaction	58,160	-	-	-
Repurchases of shares	-	(92,025)	(2,841)	(63,404)
Proceeds from bank borrowings	464,651	379,465	220,809	195,214
Repayment of bank borrowings	(408,917)	(392,309)	(280,783)	(204,324)
Repayment of capital lease obligations	(9,718)	(5,311)	(303)	-
Dividends paid	(70,000)	-	-	-
Net cash provided by/(used in) financing activities	34,176	(110,180)	(63,118)	(72,514)

Effect of exchange rate changes on cash and cash equivalents	218	7,341	(990)	3,377

Net increase/(decrease) in cash and cash equivalents	68,235	(27,280)	111,034	35,662
Cash and cash equivalents, beginning of year	151,304	219,757	199,818	309,862
Cash and cash equivalents, end of year	219,757	199,818	309,862	348,901

Supplementary disclosures of cash flow information:
Interest paid, net	2,883	2,477	1,393	886

Income taxes (received)/paid	(4,605)	916	5,660	8,312

See accompanying notes to consolidated financial statements.

F–5

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background

Plastec Technologies, Ltd. (“Company”) (formerly known as “GSME Acquisition Partners I”), incorporated under the laws of Cayman Islands on March 27, 2008, and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as a group) are principally engaged in the provision of integrated plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. The Company’s manufacturing activities are performed in the People’s Republic of China (the “PRC” or “China”) and Thailand. The selling and administrative activities are mainly performed in China.

As of December 31, 2013, details of the Company’s subsidiaries are as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Allied Sun Corporation Limited	August 20, 2008	Hong Kong	100%	Trading and investment holding

Broadway Industrial Holdings Limited	March 22, 2006	Hong Kong	100%	Trading and investment holding

Broadway Industries (Thailand) Co., Ltd.	August 2, 2011	Thailand	100%	Trading

Broadway Manufacturing Company Limited	August 17, 2005	BVI	100%	Property investment

Broadway Precision (Shenzhen) Co., Ltd. 百汇精密塑胶模具(深圳)有限公司	August 3, 2012	PRC	100%	Manufacturing of plastic parts and utensils

Broadway Precision (Thailand) Co., Ltd.	May 10, 2012	Thailand	100%	Manufacturing of plastic parts and utensils

Broadway Precision Co. Limited (previously named, Sun Luck Trading Limited)	March 18, 2010	Hong Kong	100%	Management services

Broadway Precision Industrial (Kunshan) Ltd. 昆山海汇精密模具工业有限公司	August 26, 2008	PRC	100%	Manufacturing of plastic parts and utensils

Broadway Precision Technology Limited	April 28, 2011	Hong Kong	100%	Dormant

F–6

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Broadway Precision Technology Ltd. 百汇精密科技有限公司 (previously named, Pan Sino International Limited)	February 8, 2011	BVI	100%	Trading and investment holding

Dongguan Sun Chuen Plastic Products Co., Ltd. (“Dongguan Sun Chuen”) 东莞新川塑胶制品有限公司	December 8, 2004	PRC	100%	Manufacturing of plastic parts and utensils

Heyuan Sun Line Industrial Ltd. (“Heyuan Sun Line”) 河源新丽工业有限公司	February 20, 2004	PRC	100%	Dormant

Plastec International Holdings Limited	February 18, 2004	BVI	100%	Investment holding

Source Wealth Limited	March 18, 2010	Hong Kong	100%	Investment holding

Sun Line Industrial Limited	April 27, 1993	Hong Kong	100%	Investment holding

Broadway (Macao Commercial Offshore) Company Limited (Previously named Sun Line (Macao Commercial Offshore) Company Limited)	August 13, 2004	Macau	100%	Trading

Sun Line Precision Industrial (Zhuhai) Ltd. 珠海新丽模具有限公司	October 10, 2008	PRC	100%	Dormant

F–7

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Sun Line Precision Ltd. (previously named, “Fast Achieve Enterprises Ltd.”)	March 10, 2004	BVI	100%	Trading and investment holding

Sun Line Services Limited	January 8, 2013	Hong Kong	100%	Management services

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

Sun Ngai Spraying and Silk Print (HK) Co., Limited	March 22, 2006	Hong Kong	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Investment holding

Viewmount Developments Limited	November 12, 2013	BVI	100%	Investment holding

The Merger Transaction with Plastec International Holdings Limited

On March 27, 2008, the Company was established as a special purpose acquisition company whose objective is to consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses located in the PRC.

On August 6, 2010, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited (“GSME Sub”), Plastec International Holdings Limited (“Plastec”) and all former shareholders of Plastec (“Plastec Shareholders”) (together, the “Parties”). Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub was to be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of the Company (the “Merger”). The Plastec Shareholders were then entitled to receive up to an aggregate of 16,948,053 ordinary shares, par value U.S.$0.001 per share, of the Company.

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

F–8

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

Purchase of equity securities by the issuer

Prior to November 2011, the Company had no plans or programs for the purchase of its outstanding securities. However, in connection with the Merger, holders of 2,615,732 of the Company public shares elected to exercise their conversion rights (for a description of these rights, see the IPO Prospectus and the Merger Proxy Statement) and, upon the closing of the Merger, such shares were converted into an average U.S.$10.30 (including proceeds that were originally to be from a letter of credit provided by Cohen & Company Securities, LLC but were ultimately paid by Company) in cash and were cancelled.  Under Cayman Islands law, such conversions are technically considered “repurchases.”

F–9

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

In November 2011, the Board of Directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the Board of Directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

The following table summarizes the Company’s repurchases of ordinary shares and publicly held warrants under the 2011 and 2013 Repurchase Programs:

Period*	Total number of publicly held warrants purchased as part of the publicly announced repurchase plans	Total number of ordinary shares purchased as part of the publicly announced repurchase plans

February 2012	-	4,000

June 2012	-	60,675

January 2013	-	600,000

June 2013	80,000	94,100

August 2013	5,000	-

September 2013	-	73,990

October 2013	-	586,010

* Each period covers the full calendar month indicated. There were no repurchases made in omitted months. Repurchases for September 2013 and earlier months were under the 2011 Repurchase Program. Repurchases for October 2013 were under the 2013 Repurchase Program.

In addition to the purchases made pursuant to the 2011 and 2013 Repurchase Programs, the Company also repurchased 1,570,000 ordinary shares held by Sun Yip Industrial Company Limited, an entity controlled by Mr. Sze-To, pursuant to a purchase agreement on December 1, 2011 at a price of U.S.$7.5 per share or approximately U.S.$11.8 million in cash, which shares were cancelled.

Further, pursuant to the mandatory redemption terms of an escrow agreement (as amended on December 16, 2011), a total of 806,293 ordinary shares held in escrow on account of our initial shareholders were automatically repurchased by us at the close of business on March 16, 2012 for an aggregate consideration of U.S.$0.01, which redeemed shares were likewise cancelled.

F–10

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

Foreign currency translation

The functional currency of the Company is United States Dollar. The functional currency of the subsidiaries other than the subsidiaries in the PRC and the Thailand is Hong Kong dollar. The subsidiaries in the PRC and Thailand have their local currency, Renminbi, Thai Baht as their functional currencies.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain (loss) were (HK$1,164), HK$10,127, HK$2,102 and (HK$8,206) for the years ended April 30, 2011, 2012 and the 8-month period ended December 31, 2012 and for the year ended December 31, 2013, respectively.

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

F–11

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

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	5%
Plant and machineries	20%
Furniture, fixtures and equipment	20%-33.33%
Leasehold improvements	20%-33.33%
Computer equipment	33.33%-50%
Motor vehicles	20%
Moulds	33.33%-92%

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

F–12

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

Shipping and handling cost

Shipping and handling costs related to the delivery of finished goods are included in selling, general and administrative expenses. For the years ended April 30, 2011 and 2012 and for the 8-month period ended December 31, 2012 and for the year ended December 31, 2013, shipping and handling costs were HK$15,549, HK$17,421, HK$12,474 and HK$14,630 respectively.

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

F–13

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

F–14

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

Recently issued accounting pronouncements

In January 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU clarifies that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. Specifically, ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification™ (Codification) or subject to a master netting arrangement or similar agreement. The FASB undertook this clarification project in response to concerns expressed by U.S. stakeholders about the standard’s broad definition of financial instruments. After the standard was finalized, companies realized that many contracts have standard commercial provisions that would equate to a master netting arrangement, significantly increasing the cost of compliance at minimal value to financial statement users. An entity is required to apply the amendments in ASU 2013-01 for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of ASU 2011-11.

In February 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU improves the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

The new amendments will require an organization to:

●    Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

●    Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). A private company is required to meet the reporting requirements of the amended paragraphs about the roll forward of accumulated other comprehensive income for both interim and annual reporting periods. However, private companies are only required to provide the information about the effect of reclassifications on line items of net income for annual reporting periods, not for interim reporting periods. The amendments are effective for reporting periods beginning after December 15, 2012, for public companies and are effective for reporting periods beginning after December 15, 2013, for private companies. Early adoption is permitted.

F–15

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

In February 2013, FASB issued Accounting Standards Update (ASU) No. 2013-03, Financial Instruments (Topic 825). This ASU clarifies the scope and applicability of a disclosure exemption that resulted from the issuance of Accounting Standards Update No. 2011-04,Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendment clarifies that the requirement to disclose"the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)" does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. This ASU is the final version of Proposed Accounting Standards Update 2013-200—Financial Instruments (Topic 825) which has been deleted. The amendments are effective upon issuance.

In February 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2014, and interim periods and annual periods thereafter. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the ASU’s scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this ASU) and should disclose that fact. Early adoption is permitted.

Recently issued accounting pronouncements - continued

In March 2013, FASB has issued Accounting Standards Update (ASU) No. 2013-05, Foreign Currency Matters (Topic 830). This ASU resolve the diversity in practice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in this Update resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. This ASU is the final version of Proposed Accounting Standards Update EITF11Ar—Foreign Currency Matters (Topic 830), which has been deleted. The amendments in this Update are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. For nonpublic entities the amendments in this Update are effective prospectively for the first annual period beginning after December 15, 2014, and interim and annual periods thereafter. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption.

F–16

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

In April 2013, FASB Accounting Standards Update 2013-07,Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. This ASU clarifies when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. Liquidation is the process by which a company converts its assets to cash or other assets and settles its obligations with creditors in anticipation of ceasing all of its activities. An organization in liquidation must prepare its financial statements using a basis of accounting that communicates information to users of those financial statements to enable those users to develop expectations about how much the organization will have available for distribution to investors after disposing of its assets and settling its obligations. The ASU requires organization to prepare its financial statements using the liquidation basis of accounting when liquidation is “imminent.” Liquidation is considered imminent when the likelihood is remote that the organization will return from liquidation and either: (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties; or (b) a plan for liquidation is being imposed by other forces (e.g., involuntary bankruptcy). In cases where a plan for liquidation was specified in the organization’s governing documents at inception (e.g., limited-life entities), the organization should apply the liquidation basis of accounting only if the approved plan for liquidation differs from the plan for liquidation that was specified in the organization’s governing documents. The ASU requires financial statements prepared using the liquidation basis to present relevant information about a company’s resources and obligations in liquidation, including the following:

●    The organization’s assets measured at the amount of the expected cash proceeds from liquidation, including any items it had not previously recognized under U.S. GAAP that it expects to either sell in liquidation or use in settling liabilities (e.g., trademarks).

●    The organization’s liabilities as recognized and measured in accordance with existing guidance that applies to those liabilities.

●    Accrual of the costs it expects to incur and the income it expects to earn during liquidation, including any anticipated disposal costs.

This ASU is effective for interim and annual reporting periods beginning after December 15, 2013, with early adoption permitted.

In July 2013, The FASB has published Accounting Standards Update 2013-09, Fair Value Measurement (Topic 820): Deferral of the Effective Date of Certain Disclosures for Nonpublic Employee Benefit Plans in Update No. 2011-04. This ASU defers indefinitely certain disclosures about investments held by nonpublic employee benefit plans in their plan sponsors’ own nonpublic equity securities. The ASU was approved by the FASB on June 12, 2013. ASU No. 2013-09, Fair Value Measurement (Topic 820): Deferral of the Effective Date of Certain Disclosures for Nonpublic Employee Benefit Plans in Update No. 2011-04, applies to disclosures of certain quantitative information about the significant unobservable inputs used in Level 3 fair value measurement for investments held by certain employee benefit plans.

3.	Inventories

Inventories consist of the following:

	April 30,	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$

Raw materials	35,519	30,971	27,607
Work in progress	60,241	38,904	52,443
Finished goods	32,627	27,592	27,008
	128,387	97,467	107,058

The Company made allowances of HK$6,095, HK$6,920, HK$4,108 and HK$7,037 against the cost of inventories during the years ended April 30, 2011, 2012 and 8-month period ended December 31, 2012 and year ended December 31,2013, respectively based on the assessment of the lower of cost or market.

F–17

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

4.	Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	April 30,	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$

Prepaid insurance	1,067	833	912
Prepaid electricity	380	426	11
Prepaid renovation	1,188	1,188	355
Rental deposits / prepaid rent	7,825	7,618	6,223
Deposit for the import processing arrangement	314	320	2,986
Loans to workers	5,506	5,217	8,348
Other receivables	2,181	18,260	7,333
Others	2,053	1,609	1,971
	20,514	35,471	28,139

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	April 30,	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$

Property, plant and equipment:
Buildings	55,680	123,712	164,074
Plant and machineries	793,044	263,618	326,767
Furniture, fixtures and equipment	143,837	110,897	136,096
Leasehold improvements	8,379	8,108	8,108
Computer equipment	16,828	9,262	13,146
Motor vehicles	11,018	8,618	10,095
Moulds	22,714	8,231	-
	1,051,500	532,446	658,286
Accumulated depreciation and amortization	(634,642)	(139,519)	(294,137)
Construction in progress	107,279	47,456	-
Property, plant and equipment, net	524,137	440,383	364,149

As of April 30, 2012 and December 31, 2012, construction in progress mainly represents the new factory building and the staff dormitory located in Shenzhen under construction.

Depreciation and amortization of property, plant and equipment were HK$142,089, HK$155,668, HK$102,749 and HK$122,189 during the years ended April 30, 2011 and 2012 and the 8-month period ended December 31, 2012 and the year ended December 31, 2013, respectively.

F–18

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

5.	Property, Plant and Equipment - Continued

Property, plant and equipment recorded under capital leases consist of the following:

	April 30,	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$

Property, plant and equipment recorded under capital leases:
Plant and machineries	5,362	-	-
Accumulated depreciation and amortization	(3,915)	-	-
Property, plant and equipment recorded under capital leases, net	1,447	-	-

Depreciation and amortization of property, plant and equipment recorded under capital leases were HK$4,725, HK$1,072, HK$nil and HK$nil for the years ended April 30, 2011 and 2012 and for the 8-month period ended December 31, 2012 and for the year ended December 31, 2013, respectively.

6.	Prepaid Lease Payments

As of April 30, 2012, December 31, 2012 and 2013, prepaid lease payments represented the prepayment of land use right for land located in Heyuan with an expiry date on March 26, 2054, and for another three pieces of lands located in Shenzhen with an expiry date on December 31, 2037, December 31, 2037 and February 28, 2040, respectively.

Amortization of prepaid lease payments were HK$1,551, HK$1,551, HK$1,034 and HK$1,552 for the years ended April 30, 2011 and 2012 and for the 8-month period ended December 31, 2012 and for the year ended December 31, 2013, respectively.

7.	Bank Borrowings and Banking Facilities

The subsidiaries of the Company have credit facilities with various banks representing import loans, hire purchase, trust receipt, documentary credits, loans and overdraft. As of April 30, 2012, December 31, 2012 and 2013, these facilities totaled HK$414,221, HK$340,140 and HK$420,200, of which HK$257,355, HK$243,248 and HK$332,248 were unused as of April 30, 2012, December 31, 2012 and 2013 respectively. These facilities are granted with the provision of corporate and personal guarantees jointly by the Company, a subsidiary and a director of the Company to the banks.

As of April 30, 2012, December 31, 2012 and 2013, bank borrowings consist of HK$79,194 import loans and HK$77,672 bank loans, and HK$69,093 import loans and HK$27,799 bank loans, and HK$30,282 import loans and HK$57,500 bank loans, respectively. All of the outstanding balances were supported by the facilities mentioned above. Import loans were granted from seven, six and six banks as of April 30, 2012, December 31, 2012 and 2013, respectively as a kind of invoice financing with terms ranged from 3 to 6 months on top of the suppliers’ credit terms or invoice date. The interest margin thereon ranged from 1.25% to 2.20% per annum. Details of the bank loans were set out as follows:

F–19

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.	Bank Borrowings and Banking Facilities - Continued

During the year ended April 30, 2012 and the 8-month period ended December 31, 2012, and the year ended December 31, 2013, Hang Seng Bank Limited granted the Company two loans including:

(i)	A term loan of HK$40,000 which is repayable by 16 quarterly installments of HK$2,500 commencing on September 7, 2010 with repayment on demand clauses. The interest thereon is calculated based on 3.32% per annum (with interest rate swap selected). As of April 30, 2010, 2011, an amount of HK$35,000 and HK$25,000 was outstanding, respectively, which was fully paid on December 7, 2012.

(ii)	A term loan of HK$17,500 which is repayable by 14 quarterly installments of HK$1,250 commencing on September 7, 2012 with repayment on demand clauses. The interest thereon is calculated based on 3.32% per annum (with interest rate swap selected). As of December 31, 2013, an amount of HK$7,500 was outstanding, which will be fully paid on June 6, 2016.

During the year ended December 31, 2013, the Bank of Tokyo-Mitsubishi UFJ, Ltd. granted the Company a term loan of HK$50,000, bearing an interest rate of 1.5% per annum above HIBOR. As of December 31, 2013, an amount of HK$50,000 was outstanding which is repayable by 7 quarterly installments of HK$7,143 commencing on April 29, 2015.

The weighted average interest rates on the bank loans for the years ended April 30, 2012 and 8-month period ended December 31, 2012 and year ended December 31, 2013 were 1.75%, 2.04% and 1.70 % per annum, respectively.

8.	Capital Lease Obligations

The Company entered into capital leases for items of machinery. The Company has the option to purchase the leased machineries at prices that are expected to be sufficiently lower than the fair values of the leased assets at the end of the lease. The lease terms are for 4 to 5 years.

The Company recorded these equipment at the present value of the total lease payments using a discount rate ranging from 4.47% to 6.31% as of April 30, 2012.

Future minimum lease payments under these leases are as follows:

	April 30,	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$

Year ended April 30, 2012	306	-	-
Year ended December 31, 2013	-	-	-
	306	-	-
Less: Imputed interest	3	-	-
	303	-	-
Less: Current portion of capital lease obligations	303	-	-
Non-current portion of capital lease obligations	-	-	-

The Company recorded interest expense of HK$609, HK$153, HK$380 and HK$Nil for the years ended April 30, 2011 and 2012 and 8-month period ended December 31, 2012 and year ended December 31, 2013, respectively.

F–20

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.	Other Payables and Accruals

Other payables and accruals consist of the following:

	April 30,	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$

Accrued salaries, wages and bonus	37,353	33,303	28,561
Accrued electricity and water	5,868	5,933	4,759
Deposit received	21,446	23,664	23,375
Provision for employees’ retirement benefit	12,175	15,835	20,416
Accrued commission and bonus	7,354	7,412	8,640
Accrued transportation expense	2,204	1,673	1,224
Accrued audit and professional fees	3,395	3,068	2,568
Accrued sundries expenses	16,201	14,118	11,341
Other payables	4,010	3,162	12,446
Derivative liabilities	811	418	54
Others	4,292	7,129	3,224
	115,109	115,715	116,608

10.	Income Taxes

The Company and its subsidiaries are subject to taxation in various jurisdictions including Hong Kong, PRC and Thailand. Pursuant to the rules and regulations of the Cayman Islands, the Company is not subject to any income tax in the Cayman Islands. The income of its subsidiaries which are incorporated in the BVI is not subject to taxation in the BVI under the current BVI law. Under the current Samoa law, subsidiary incorporated in Samoa is not subject to income tax as it has no business operations in Samoa. The subsidiary operating in Macao is exempted from income taxes as it is a qualified 58/99/M company. The subsidiaries operating in Thailand are subject to corporate income tax whereas Broadway Precision (Thailand) Co., Ltd. is exempted from corporate income tax for six years under Board of Investment privilege, and Broadway Industries (Thailand) Co., Ltd. is subject to corporate income tax at a rate of 23% under Board of Investment. The subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5% and 16.5% for the year ended April 30, 2012, and the 8-month period ended December 31, 2012 and the year ended December 31, 2013 to the estimated income earned in or derived from Hong Kong if applicable.

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

Two of the PRC subsidiaries, Dongguan Sun Chuen and Heyuan Sun Line, were granted with a five-year grandfather period in accordance with the PRC tax regulation, “GuoShuiFa (2007) No. 39” issued in 2007. Under the new EIT Law, they were entitled to a full exemption for two years starting from the first profit-making year followed by a 50% exemption for the next three years. For Dongguan Sun Chuen, the grandfather period started from January 1, 2007 as this was the first profit-making year and expired on December 31, 2011. Heyuan Sun Line had not been making profit so far, under the new EIT Law, the five-year grandfather period was deemed started on January 1, 2008 and expired on December 31, 2012.

F–21

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Income Taxes - Continued

For years prior to January 1, 2013, Dongguan Sun Line Processing Factory was operated pursuant to the processing agreement entered into between Sun Line Industrial Limited, which is incorporated in Hong Kong, and the PRC counterparty approved by Dongguan City Foreign Trade and Economic Cooperation Bureau.

Under the processing agreement, Sun Line Industrial Limited was not considered by local tax authorities to be doing business in China. Accordingly, it was not subject to local taxes in China. The PRC counterparty was responsible for paying taxes it incurred as a result of its operation under the processing agreement. By the end of December 2012, Sun Line Industrial Limited ceased Dongguan operations so that the Dongguan operations are no longer conducted through the PRC counterparty.

In accordance with the Hong Kong Inland Revenue Departmental (“IRD”) Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong under the processing agreement has been determined is not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been based on such tax relief.

Prior to December 2011, the operations of our Shenzhen Broadway Processing Factory were conducted pursuant to a processing agreement entered into between one of our former subsidiaries, Broadway Industrial Holdings Limited (“Broadway Industrial (BVI)”), incorporated in BVI, and a PRC counterparty approved by Shenzhen City Baoan District Economic Development Bureau. In December 2011, Broadway Precision Technology Ltd., another of our wholly-owned subsidiaries incorporated in BVI, took up the role of Broadway Industrial (BVI) under the processing agreement. Operations of Shenzhen Broadway Processing Factory ceased as the processing agreement came to an end in December 2012.

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

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. The sum of accrued interest or penalties accrued on the consolidated balance sheets accumulated to HK$1,409 on the consolidated balance sheets as at December 31, 2013. The Company had no significant unrecognized tax benefits at December 2012 and December 2013.

As of April 30, 2012, December 31, 2012 and 2013, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

F–22

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Income Taxes - Continued

The provision for income taxes consists of the following:

	Year ended April 30,		8-month Period ended December 31,	Year ended December 31,
	2011	2012	2012	2013
	HK$	HK$	HK$	HK$

Current tax
- Hong Kong	2,695	2,985	1,800	23,550
- PRC	30,411	13,826	4,276	3,429
- Other countries	-	-	-	609
Deferred tax	-	-	(2,732)	(23,854)
	33,106	16,811	3,344	3,734

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended April 30,		8-month Period ended December 31,	Year ended December 31,
	2011	2012	2012	2013
	HK$	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	3,842	2,990	1,747	18,095
Effect of different tax rates in other jurisdictions	42,800	13,676	1,544	(5,456)
Effect of income not chargeable for tax purpose	(70,292)	(21)	(6)	(661)
Effect of expenses not deductible for tax purpose	56,740	818	19	12
Tax effect of unused tax losses not recognized	16	-	40	-
Tax effect of tax losses utilized	-	-	-	(593)
Over provision in previous years	-	(652)	-	(7,663)
	33,106	16,811	3,344	3,734

The components of deferred tax (liability)/asset recognized are as follows:

	April 30,	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$

Deferred tax (liability)/asset:
Net operating loss carry forwards	-	-	-
Reversal/(Accelerated) tax depreciation	(15,156)	(11,629)	12,225
Others	652	-	-

Net deferred tax (liability)/asset	(14,504)	(11,629)	12,225

F–23

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

11.	Net Income Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended April 30,				8-month Period ended December 31,		Year ended December 31,
	2011		2012		2012		2013
	HK$		HK$		HK$		HK$

Basic and diluted income per share
Net income for the year – numerator		133,314		50,404		59,823		80,880
Weighted average number of basic and diluted ordinary shares outstanding - denominator		7,891,754		15,944,233		14,303,544		13,503,623

Basic and diluted income per share	HK$	16.9	HK$	3.2	HK$	4.2	HK$	6.0

In connection with the reverse acquisition and recapitalization, all share and per share amounts have been retroactively restated.

12.	Commitments and Contingencies

Operating lease

The Company leases a number of properties under operating leases. Rental expenses under operating leases for the years ended April 30, 2011 and 2012, and the 8-month period ended December 31, 2012 and the year ended December 31, 2013, were HK$19,639, HK$21,728, HK$16,480 and HK$23,238, respectively.

As of December 31, 2013, the Company was obligated under non-cancellable operating leases minimum rentals as follows:

HK$

Years ending December 31,
2014	13,282
2015	2,278
2016	2,193
Thereafter	4,054
Total minimum lease payments	21,807

Capital commitment

As of December 31, 2013, the Company had capital commitments for purchase of plant and machineries totaling HK$2,671, which are expected to be disbursed during the year ending December 31, 2014.

Bonus Plan

The Company has established a bonus plan for the management/executive officers. Pursuant to the plan, in order for any bonus to be paid, the Company must achieve an annual net profit (excluding any extraordinary items) of HK$78,000 in any fiscal year, which is refer to as the “Net Profit Target”. If the Net Profit Target is achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target will be set aside to provide bonuses to the management/executive officers. Of the bonus pool that is created, Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning would currently be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to the remaining officers, subject to adjustment at the discretion of the board. Payment of any bonuses under the plan will be in cash or ordinary shares (to be purchased in the open market), at the board’s sole discretion. The plan had taken effect beginning with the fiscal year ended April 30, 2012. No bonuses were provided under the plan for the year ended April 30, 2012 and for the 8-month period ended December 31, 2012, as the Company did not meet the Net Profit Target for the year ended April 30, 2012 and there were only eight months operations for the 8-month period ended December 31, 2012.

The Company will pay bonus in cash according to the bonus plan for the year ended December 31, 2013 as Net Profit Target was met for the year.

F–24

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

13.	Employee Benefits

The Company contributes to a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its employees who are eligible to participate in the MPF Scheme. The total MPF contributions were HK$418, HK$429, HK$330 and HK$518 for the years ended April 30, 2011 and 2012 and 8-month period ended December 31, 2012 and year ended December 31, 2013, respectively.

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The total provisions for such employee benefits were HK$21,249, HK$32,928, HK$21,550 and HK$33,053 for the years ended April 30, 2011 and 2012 and 8-month period ended December 31, 2012 and year ended December 31, 2013, respectively.

14.	Statutory Reserve Appropriation for PRC Subsidiaries

Pursuant to the laws and regulations applicable to the PRC, the Company’s wholly foreign owned subsidiaries must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the law applicable to foreign invested enterprises in the PRC, they were required annual appropriations of the general reserve fund no less than 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. Dongguan Sun Chuen has made appropriation at 10% of its accumulated after-tax profit up to its PRC year ended December 31, 2009 in May 31, 2011, while it has been operating at loss thereafter. For other PRC subsidiaries, there is no appropriation be made as a result of their after-tax losses incurred in these periods.

15.	Warrants and Unit Purchase Options

On November 25, 2009, the Company sold 3,600,000 Units at an offering price of U.S.$10.00 per Unit. Each Unit consisted of one ordinary share, U.S.$0.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrants”). Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of U.S.$11.50 commencing upon the completion of the Business Combination, December 16, 2010 and expiring November 18, 2014.

The Company may redeem the Warrants, at a price of U.S.$0.01 per Warrant upon 30 days notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least U.S.$17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.’' In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

F–25

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

15.	Warrants and Unit Purchase Options - Continued

The Company agreed to pay the underwriters in the Offering an underwriting discount of 7.0% of the gross proceeds of the Offering. However, the underwriters had agreed that 4.0% of the underwriting discounts would not be payable unless and until the Company completed a Business Combination and had waived their right to receive such payment upon the Company's liquidation if it was unable to complete a Business Combination. The underwriters subsequently agreed to waive their deferred discounts upon consummation of the Business Combination with Plastec described above. The Company also issued a unit purchase option, for U.S.$100, to Cohen & Company Securities, LLC (“Cohen Securities”), the representative of the underwriters in the Offering, and its designees to purchase 360,000 Units (10% of the total number of units sold in the Offering) at an exercise price of U.S.$15.00 per Unit (150% of the public offering price). The Units issuable upon exercise of this option are identical to the Units sold in the Offering. This option became exercisable on December 16, 2010 expires November 18, 2014. The Company accounted for the fair value of the unit purchase option, net of the receipt of the U.S.$100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimated the fair value of this unit purchase option, as of the date of issuance, was approximately U.S.$2.14 per unit using a Black-Scholes option-pricing model.

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

As of April 30, 2012, December 31, 2012 and 2013, there were 4,781,122, 4,781,122 and 4,696,122 warrants outstanding. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of U.S.$11.50 commencing upon the consummation of the Merger, that is December 16, 2010 and expiring November 18, 2014. Among the outstanding warrants, the Company has the option to redeem 3,600,000 units of warrants at a price of U.S.$0.01 per warrant upon 30 days notice while the warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least U.S.$17.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. No warrant was exercised before the end of the reporting period. At the close of business of March 16, 2012, 2,418,878 out of 7,200,000 warrants then outstanding held in escrow on account of our initial shareholders were automatically repurchased and cancelled pursuant to Amendment No.2 to the Stock Escrow Agreement dated as of December 16, 2011.

Unit Purchase Options (“UPOs”) were granted to Cohen & Company Securities, LLC and its designees to purchase 360,000 units at an exercise price of U.S.$15.00 per unit. Each unit issuable upon exercise of the UPOs consists of one ordinary share and one warrant. The UPOs became exercisable on December 16, 2010 expiring on November 18, 2014. The UPOs may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the UPOs to exercise the unit purchase option without the payment of cash. No UPOs were converted before the end of the reporting period. The Company repurchased 70,375 UPOs on April 23, 2012. Outstanding UPOs as of April 30, 2012, December 31, 2012 and 2013 were 289,625, 289,625 and 289,625 respectively.

F–26

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

15.	Warrants and Unit Purchase Options - Continued

For the years ended April 30, 2012 and 8-month period ended December 31, 2012 and year ended December 31, 2013, potential ordinary shares of 4,781,122, 4,781,122 and 4,696,122 shares related to warrants and 579,250, 579,250 and 579,250 shares related to UPOs, retroactively and respectively are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

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

As a result of the various floating rate bank borrowings being obtained during the period to support the Company's expansion, the Company entered into two interest rate swap contracts with two commercial banks to reduce the exposure to variability in future cash flows attributable to a portion of its borrowings. The Company did not use these derivative financial instruments for speculative or trading purpose, nor did it hold or issue leveraged derivative financial instruments. As of April 30, 2012 and December 31, 2012, the fair value of the two interest rate swap contracts amounted to HK$811 and HK$418, respectively. As of December 31, 2013, there was one interest rate swap contract outstanding and amounted to HK$54. This was included in other payables and accruals in current liabilities. The outstanding interest rate swap contract will expire on September 8, 2014, with its notional amount of HK$17,500 as of December 31, 2013. The provision of the contract provides that the Company will pay the commercial banks a fixed rate of 2.07% p.a. and the commercial bank will pay the Company a variable rate equal to three-month HIBOR, which was 0.40%. The interest rate swap contracts were not designated as a hedging instrument under derivative accounting guidance, and gains and losses from changes in its fair value were therefore included in interest expenses. These interest rate swap contracts are classified as Level 2 in the fair value hierarchy under FASB ASC 820. The fair value of the interest rate swap contracts is arrived at by discounting the present value of the difference between the contractual swap rate and the current market swap rates on April 30, 2012, December 31, 2012 and 2013, respectively, utilizing the notional amounts and the remaining terms of the swap contracts.

The following table summarizes the Company’s fair value of outstanding derivatives:

	Consolidated Balance Sheet	April 30,	December 31,	December 31,
	Presentation	2012	2012	2013
		HK$	HK$	HK$
Derivatives not designated as hedging instruments
Fair value of interest rate swap contracts	Other payables and accruals	811	418	54

F–27

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

16.	Financial Instruments and Derivatives - Continued

The impact on net income from derivatives activity for the years ended April 30, 2011, 2012 and for the 8-month period ended December 31, 2012 and for the year ended December 31, 2013 are as follows:

	Presentation of gain or loss recognized	Year ended April 30,		8-month Period ended December 31,	Year ended December 31,
	on derivatives	2011	2012	2012	2013
		HK$	HK$	HK$	HK$
Derivatives not designated as hedging instruments
Interest rate swap contracts	Changes in fair value of derivatives included in administrative expenses	2,254	215	271	42

17.	Operating risks

Concentrations of Major Suppliers

Three major suppliers provided approximately 27.5%, 27.4%, 23.3% and 29.0% of the Company’s purchases of raw materials which are mainly resins for the years ended April 30, 2011 and 2012 and the 8-month period ended December 31, 2012 and the year ended December 31, 2013 respectively. A substantial percentage of the Company’s trade payables are due to these suppliers which accounted for 21.7%, 13.9% and 12.8% of the total accounts payables as of April 30, 2012, December 31, 2012 and 2013.

Concentrations of Major Customers

A substantial percentage of the Company’s sales are made to two customers and are typically sold on an open account basis. The sales to the two major customers accounted for 23.4% and 33.3%, 18.7% and 35.6%, 13.7% and 36.4%, and 6.8% and 44.4% of the total net sales for the years ended April 30, 2011, 2012 and 8-month period ended December 31, 2012 and the year ended December 31, 2013, respectively.

Concentrations of Credit Risk

The largest trade receivables balances from the five customers as of April 30, 2012, December 31, 2012 and 2013 respectively accounted for 65.3%, 66.7% and 34.4% of total trade receivables of the time. The Company has not experienced any significant difficulty in collecting its trade receivables in the past and is not aware of any financial difficulties being experienced by it major customers. There were bad debt expenses of HK$nil, HK$nil, HK$nil and HK$nil for the years ended April 30, 2011, 2012 and 8-month period ended December 31, 2012 and year ended December 31, 2013, respectively.

F–28

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

18.	Operating Segment and Geographical Information

The Company uses the management approach model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. The Company consists of one reportable business segment which is provision of integrated plastic manufacturing services. All of the Company’s sales are from the manufacturing processes which are conducted in PRC and Thailand. The Company’s sales to customers by geographic destination are analyzed as follows:

	Year ended April 30,		8-month Period ended December 31,	Year ended December 31
	2011	2012	2012	2013
	HK$	HK$	HK$	HK$

Asia-Pacific Region	852,062	742,327	462,837	482,725
Europe	466,315	542,410	380,062	573,102
The United States	5,156	6,486	90,989	111,288
	1,323,533	1,291,223	933,888	1,167,115

The location of the Company’s identifiable assets is as follows:

	April 30	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$

PRC	723,210	616,777	598,889
Hong Kong	459,029	494,033	478,696
Macau	8,348	39,225	10,243
Thailand	3,142	27,396	62,899
United States	-	1,711	4,094
	1,193,729	1,179,142	1,154,821

19.	Subsequent Events

The Company disposed of a subsidiary, namely Heyuan Sun Line Industrial Limited (PRC) on March 3, 2014 for a consideration of RMB35 million (equivalent to approximately HK$43.75 million).

On April 10, 2014, the Company announced that its Board of Directors had declared a one-time cash dividend of U.S.$0.20 per share for the year ended December 31, 2013 payable on May 09, 2014 to the shareholders of record as of April 25, 2014.

The Company has evaluated all other subsequent events through April 23, 2014, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above described events, that required recognition or disclosures in the financial statements.

F–29

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

20.	Change in Fiscal Year end

On September 11, 2012, the Company determined to change its fiscal year end from April 30 to December 31. The change in fiscal year end was made so that the Company’s fiscal year end would coincide with all the Company’s operating subsidiaries in the People’s Republic of China. The figures below for the 8-month period ended December 31, 2011 and year ended December 31, 2012 have not been audited and are presented for comparative purposes only.

	8-month Period ended December 31,				Year ended December 31,
	2011		2012		2012		2013
	HK$		HK$		HK$		HK$
	(Unaudited)		(Audited)		(Unaudited)		(Audited)

Revenues		911,294		933,888		1,313,818		1,167,115
Cost of revenues		(801,413)		(807,104)		(1,144,971)		(899,400)
Gross profit		109,881		126,784		168,847		267,715

Operating expenses, net
Selling, general and administrative expenses		(56,498)		(66,330)		(94,743)		(166,969)
Other income		1,600		6,266		7,098		2,508
Write-off of property, plant and equipment		(690)		(4,058)		(4,058)		(14,920)
Gain/(loss) on disposal of property, plant and equipment		829		1,898		2,007		(2,836)
Total operating expenses, net		(54,759)		(62,224)		(89,696)		(182,217)

Income from operations		55,122		64,560		79,151		85,498

Interest income		172		166		212		276
Interest expense		(1,880)		(1,559)		(2,374)		(1,160)
Income before income tax expense		53,414		63,167		76,989		84,614

Income tax expense		(13,379)		(3,344)		(6,777)		(3,734)
Net income		40,035		59,823		70,212		80,880

Other comprehensive income
Foreign currency translation adjustment		7,157		(990)		(911)		3,377
Comprehensive income attributable to Plastec Technologies, Ltd.		47,192		58,833		69,301		84,257

Net income per share

Weighted average number of ordinary shares		16,540,951		14,303,544		14,446,515		13,503,623

Weighted average number of diluted ordinary shares		16,540,951		14,303,544		14,446,515		13,503,623

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	2.4	HK$	4.2	HK$	4.9	HK$	6.0

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	2.4	HK$	4.2	HK$	4.9	HK$	6.0

F–30

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

21.	Condensed financial information of Plastec Technologies, Ltd.

The condensed financial statements of Plastec Technologies, Ltd. have been prepared in accordance with accounting principles generally accepted in the United States of America.

Balance Sheets

	April 30,	December 31,	December 31,
	2012	2012	2013
	HK$	HK$	HK$
Assets
Current assets
Cash and cash equivalents	28,980	23,787	31,048
Amounts due from subsidiaries	-	-	100,056
Prepaid expenses	574	-	-
Total current assets	29,554	23,787	131,104
Investment in subsidiaries	1	1	1
Total assets	29,555	23,788	131,105

Liabilities and shareholders’ equity
Current liabilities
Account payable and accrued liabilities	369	369	609
Due to fellow subsidiaries	66,017	62,012	-
Tax payable	-	-	1,378
Total current liabilities	66,386	62,381	1,987
NET CURRENT ASSETS/(LIABILITIES)	(36,831)	(38,593)	129,118
TOTAL ASSETS AND LIABILITIES	(36,831)	(38,593)	129,118

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 14,352,903, 14,292,228 and 12,938,128 shares issued and outstanding as of April 30, 2012 and December 31, 2012 and 2013, respectively)	112	112	101
Additional paid-in capital	(35,502)	(38,341)	(101,735)
Retained earnings	(1,441)	(364)	230,752
Total shareholders’ equity	(36,831)	(38,593)	129,118

F–31

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

21.	Condensed financial information of Plastec Technologies, Ltd. - Continued

Statements of operations and comprehensive income/(loss)

	Year ended April 30,		8-month Period ended December 31,	Year ended December 31,
	2011	2012	2012	2013
	HK$	HK$	HK$	HK$

Revenues	-	-	-	224,758
Other incomes	152	4,803	3,323	12,018
Administrative expenses	(11,474)	(4,163)	(2,243)	(4,281)
Finance costs	-	-	(3)	-
Income/(loss) before income tax expense	(11,322)	640	1,077	232,495
Income tax expense	-	-	-	(1,379)
Total comprehensive income /(loss)	(11,322)	640	1,077	231,116

F–32

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

21.	Condensed financial information of Plastec Technologies, Ltd. - Continued

Statements of cash flows

	Year ended April 30,		8-month Period ended December 31,	Year ended December 31,
	2011	2012	2012	2013
	HK$	HK$	HK$	HK$
Cash flows from operating activities
Net income/(loss)	(11,322)	640	1,077	231,116
Change in operating assets and liabilities
Prepaid expenses	(47)	(272)	574	-
Deferred offering costs	(230)	-	-	-
Accounts payable and accrued liabilities	-	-	1	239
Income tax	-	-	-	1,378
Net cash (used in)/provided by operating activities	(11,599)	368	1,652	232,733

Cash flows from investing activities
Investment to subsidiary	(1)	-	-	-
Net cash used in investing activities	(1)	-	-	-

Change flows from financing activities
Recapitalization on reverse acquisition	12,084	-	-	-
Proceeds from due to subsidiaries	148	65,868	-	-
Repayment of due to subsidiaries	-	-	(4,005)	(162,068)
Proceeds used in repurchase of shares and warrants	-	(92,026)	(2,840)	(63,404)
Cash withdrawn from trust account	280,852	-	-	-
Proceeds used in share redemption	(227,448)	-	-	-
Net cash provided by/(used in)financing activities	65,636	(26,158)	(6,845)	(225,472)
Net increase/(decrease) in cash and cash equivalents	54,036	(25,790)	(5,193)	7,261
Cash and cash equivalents, beginning of year/period	734	54,770	28,980	23,787
Cash and cash equivalents, end of year/period	54,770	28,980	23,787	31,048

F–33

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

76

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 25, 2014

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

77

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Unit Certificate (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.2	Specimen Warrant Certificate (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.3	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (included as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).
2.5	Form of Representative’s Unit Purchase Option (included as Exhibit 4.5 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).
4.1	English translation of Dongguan Sun Chuen Manufacturing Plant lease (included as Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.2	English translation of Shenzhen Broadway Manufacturing Plant lease (included as Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.3	English translation of Kunshan Broadway Manufacturing Plant lease (included as Exhibit 10.7 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.4	Sun Line Industrial Ltd. lease (included as Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.5	English translation of Broadway (Macao Commercial Offshore) Co. Limited lease
4.6	English translation of Dongguan Sun Line Processing Agreement (included as Exhibit 10.12 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.7	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.8	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.9	Amendment No. 1 to Unit Purchase Options (included as Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.10	Agreement between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and certain Underwriters (included as Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.11	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference).
4.12	Amendment No.1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).
4.13	First Amendment to Employment Contract between Broadway (Macao Commercial Offshore) Company Limited) and Chin Hien Tan dated June 1, 2012 (included as Exhibit 4.24 to the Company’s Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on July 27, 2012 and incorporated herein by reference).
4.14	Lease agreement between Broadway Industries (Thailand) Co., Ltd. and PIAM Manufacturing Co., Ltd., dated May 1, 2012 (included as Exhibit 10.25 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 30, 2012).
4.15	Termination of Employment Contracts between Sun Line Industrial Limited and each of Kin Sun Sze-To and Ho Leung Ning, dated April 1, 2013 (included as Exhibit 4.31 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).

78

Exhibit No.	Description
4.16	Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.32 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.17	Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.33 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.18	First Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.19	First Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.20	English translation of Shenzhen Broadway Manufacturing Plant lease
4.21	Second Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated December 05, 2013
4.22	Second Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated December 05, 2013
4.23	Second Amendment to Employment Contract between Chin Hien Tan and Broadway (Macao Commercial Offshore) Company Limited, dated December 05, 2013
8.1	List of Subsidiaries as of April 25, 2014.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

79