Form 20-F
period 2014-12-31
Plastec Technologies, Ltd.
filed 2015-04-22
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Units consisting of one Ordinary Share, par value U.S.$0.001 per share
(Title of Class)

Ordinary Shares, par value U.S.$0.001 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐  No☒

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2014, which are included in Item 18 to this Form 20-F.

Change in Fiscal Year

On September 11, 2012, we determined to change our fiscal year end from April 30 to December 31. The change in fiscal year end was made so that our fiscal year end would coincide with all our operating subsidiaries in the People’s Republic of China. This Form 20-F and the accompanying consolidated financial statements cover the years ended December 31, 2014 and 2013 and the 8-month period beginning May 1, 2012 and ending December 31, 2012 and the historical activities of the year ended April 30, 2012. For a comparison of our operating results for the 8-month period ended December 31, 2011 to the 8-month period ended December 31, 2012 and a comparison of our operating results for the year ended December 31, 2012 to the year ended December 31, 2013, see note 20 to the Consolidated Financial Statements. Financial information presented in note 20 and elsewhere in this Form 20-F for the 8-month period ended December 31, 2011 and the year ended December 31, 2012 has not been audited and is presented for comparative purposes only.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.               KEY INFORMATION.

A. Selected Financial Data

Our fiscal year end date had been April 30 since the closing of our merger (discussed in Item 4 of this Form 20-F) until September 11, 2012, when we changed our fiscal year end date to December 31. The selected financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2014 and 2013, the 8-month period ended December 31, 2012 and the years ended April 30, 2012, 2011 and 2010.

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

	For the year ended				For the 8-month period ended		For the year ended
	ended December 31,				December 31,		April 30,
	2014		2013		2012		2012		2011		2010
							(HK$’000, except for per share data)
Revenues		1,207,811		1,167,115		933,888		1,291,223		1,323,533		966,755
Cost of revenues		(905,280)		(899,400)		(807,104)		(1,142,653)		(1,074,880)		(810,187)
Gross profit		302,531		267,715		126,784		148,570		248,653		156,568
Selling, general and administrative expenses		(152,912)		(166,969)		(66,330)		(81,557)		(83,584)		(63,824)
Other income		7,737		2,508		6,266		2,431		4,711		4,364
Write-off of property, plant and equipment		(442)		(14,920)		(4,058)		(690)		(1,791)		(40,348)
Gain/(loss) on disposal of property, plant and equipment		5,420		(2,836)		1,898		938		1,315		1,077
Gain on disposal of subsidiary		29,125		-		-		-		-		-
Income from operations		191,459		85,498		64,560		69,692		169,304		57,837
Interest income		1,530		276		166		218		124		60
Interest expense		(1,688)		(1,160)		(1,559)		(2,695)		(3,008)		(2,733)
Income before income tax expense		191,301		84,614		63,167		67,215		166,420		55,164
Income tax expense		(23,480)		(3,734)		(3,344)		(16,811)		(33,106)		(10,857)
Net income		167,821		80,880		59,823		50,404		133,314		44,307
Net income per share
Basic and diluted income per ordinary share	HK$	13.0	HK$	6.0	HK$	4.2	HK$	3.2	HK$	16.9	HK$	6.3
Basic and diluted weighted average number of ordinary shares		12,938,128		13,503,623		14,303,544		15,944,233		7,891,754		7,054,583

	December 31,			April 30,
	2014	2013	2012	2012	2011	2010

Total assets	1,271,156	1,154,821	1,179,142	1,193,729	1,201,927	977,492
Total liabilities	338,166	351,207	400,897	481,682	455,667	411,400
Total shareholders’ equity	932,990	803,614	778,245	712,047	746,260	566,092

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 17, 2015, which was HK$7.7510 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

Period	Period End	Average (1)	Maximum	Minimum
April 17, 2015	7.7510	-	-	-
March 2015	7.7540	7.7584	7.7686	7.7534
February 2015	7.7559	7.7551	7.7584	7.7517
January 2015	7.7529	7.7531	7.7563	7.7508
December 2014	7.7531	7.7541	7.7616	7.7509
November 2014	7.7548	7.7543	7.7572	7.7519
October 2014	7.7551	7.7572	7.7645	7.7541

FY Ended Dec. 31, 2014	7.7531	7.7554	7.7648	7.7497
FY Ended Dec. 31, 2013	7.7539	7.7565	7.7629	7.7526
8 Months Ended Dec. 31, 2012	7.7507	7.7541	7.7699	7.7493
FY Ended April 30,
2012	7.7587	7.7719	7.7942	7.7551
2011	7.7673	7.7748	7.7926	7.7515
2010	7.7637	7.7552	7.7665	7.7497
2009	7.7500	7.7693	7.8041	7.7499

Source:  The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Labor costs in China have been increasing in recent years. As a percentage of cost of products sold, our labor costs for years ended December 31, 2014 and 2013 were 23.5% and 23.1%, respectively. Such costs could increase in the future. If labor costs in the PRC increase, our production costs will likely increase, which may in turn affect the selling prices of our products. We may not be able to pass on these increased costs to customers by increasing the selling prices of our products in light of competitive pressure in the markets where we operate. In such circumstances, our profit margin may decrease.

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

Plastec is an export-oriented processing manufacturer in China. As an export-oriented processing manufacturer, Plastec is currently substantially exempted from the value added tax because it imports approximately 66.4% of the raw materials needed for the manufacturing of its products and exports approximately 97.3% of its products for incorporation into goods sold outside China. But we cannot assure that that the PRC government will not change the existing laws or regulations to reduce or eliminate certain existing economic support and incentives for export-oriented processing businesses. Any reduction or elimination by the PRC government of the various existing economic support and incentives accorded to export-oriented processing enterprises, or imposition by the PRC government of any restrictions or operational barriers with respect to export-oriented processing enterprises for political, financial or other reasons, may adversely affect our business prospects and results of operations.

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

We depend on five major customers, who collectively accounted for approximately 77.1%, 74.0%, 72.3%, 77.7% and 75.5% of our revenues for the year ended April 30, 2012, for the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively. Historically, our largest customer accounted for approximately 35.6%, 36.4%, 36.2%, 44.4% and 42.0% of our revenues for the year ended April 30, 2012, for the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively. We believe that we will continue to be dependent upon these customers for a significant portion of our business. Our ability to retain these customers, as well as other customers, and to add new customers is important to our ongoing success. The loss of one or more of our major customers, or delayed, reduced or cancelled orders or claims from any of our major customers, could have a material adverse impact on our business, financial condition and results of operations.

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

During the year ended April 30, 2012, for the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013 and 2014, approximately 56.9%, 49.9%, 51.9%, 52.5% and 48.9% of our sales were denominated in Hong Kong dollars, respectively, and approximately 36.2%, 43.1%, 42.1%, 42.1% and 41.3% of our sales were denominated in U.S. dollars, respectively. The remaining 6.9%, 7.0%, 6.0%, 5.4% and 9.8% were denominated in Renminbi during the same periods. In contrast, approximately 62.2%, 57.9%, 62.6%, 35.8% and 28.0% of our purchases were denominated in Hong Kong dollars during the same time periods, and approximately 32.9%, 27.6%, 25.7%, 30.5% and 31.1% of our purchases were denominated in U.S. dollars, respectively. The remaining 4.9%, 14.5%, 11.7%, 31.5% and 33.6% were denominated in Renminbi during the same periods, whereas 2.2% and 7.3% of our purchases were denominated in Thai Baht for the years ended December 31, 2013 and 2014, respectively. All of our direct labor costs and factory overhead, including electricity and utility costs, were also denominated in Renminbi. Our foreign currency exchange risk also arises from the mismatch between the currency of our sales and the currency of our costs of goods sold. In addition, our financial statements are expressed in Hong Kong dollars. Our balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and our income statement records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. Our net foreign exchange gains for the year ended April 30, 2012 was HK$10.1 million and for the 8-month period ended December 31, 2012 was HK$2.1 million and our net foreign exchange loss for the years ended December 31, 2013 and 2014 was HK$8.2 million and HK$5.2 million, respectively. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact our business, financial condition and results of operations.

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

We are exposed to credit risks of our customers. Our trade receivables balances as at April 30, 2012 and the 8-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 were approximately HK$282.9 million, HK$257.3 million, HK$269.4 million and HK$278.6 million, respectively. These accounted for approximately 44.8%, 36.8%, 35.8% and 29.2% of our current asset balances as at April 30 2012, the 8-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. Our trade receivables turnover days for the year ended April 30, 2012 and the 8-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 were 80 days, 68 days, 84 days and 84 days, respectively. We calculate our trade receivables turnover day by dividing our trade receivables balances at the end of the period by the turnover during the period, multiplied by actual days in the period (365 days for each year and 245 days for the 8-month period ended December 31, 2012). We made no provisions for doubtful trade receivables as at April 30, 2012 and the 8-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014 and no amounts of bad debts were written off in the year ended April 30, 2012 and the 8-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014. Our customers’ payments may not be made timely and they may not be able to fulfill their payment obligations. Defaults in payment by our customers may adversely affect our business, financial condition and results of operations.

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

Our operations may be disrupted by natural disasters even when such events do not directly affect our manufacturing and processing facilities. Our operations are dependent upon the stability of our supply chain, including our ability to acquire necessary materials from our suppliers and our customers’ demand for our products and services. For example, as a result of the then market sentiments following the earthquake in East Japan and floods in Thailand prevailing in 2011, many of our customers delayed their new product launches and development, and reduced their purchases from us. Consequently, we experienced a revenue decrease in the following year. To the extent a natural disaster has an adverse effect on some aspect of our supply chain, our revenues and results of operations may be materially and adversely affected.

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

Exacerbated by rising wages and increasing minimum wage levels and factory overhead including utilities, inflation in China soared for a large part of fiscal year ended April 30, 2012 but has moderated in recent years. Should inflation in China soar again, we may experience material increases in our cost of labor which will likely increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. The effect of increases in the prices of our products and services would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we do not increase our prices to pass on the effect of increases in our labor costs, our margins and profitability would suffer.

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

Under the current PRC laws, because Plastec is incorporated in the British Virgin Islands, its PRC subsidiaries are regarded as wholly foreign-owned enterprises in China. Under the new Enterprise Income Tax Law of the PRC effective from January 1, 2008, dividends paid by foreign-invested enterprises, such as wholly foreign-owned enterprises, are currently subject to a 10% PRC corporate withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The PRC laws permit payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenue and expenses. In addition, distribution of additional equity interests by Plastec’s PRC subsidiaries to Plastec which are credited as fully paid through capitalizing their undistributed profits requires additional approval of the PRC government due to an increase in the registered capital and total investment in its subsidiaries in China. Under the PRC laws, Plastec’s PRC subsidiaries are required to set aside each year at least 10% of their after-tax profit based on PRC accounting standards to their statutory general reserves funds until the cumulative amount of such reserve fund reaches 50% of their registered capital. Furthermore, a wholly foreign-owned enterprise in the PRC may also be required to set aside individual funds for employee welfare, bonuses and development at its discretion and as stipulated in their articles of association. These reserve funds are not distributable as cash dividends.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or “SAFE Circular 142”, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, nor, except in the case of foreign-invested real estate enterprises, can Renminbi be used for acquisition of property in the PRC not for self-use purposes unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans or capital contributions by us to our PRC subsidiaries.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”), issued by the PRC State Administration of Taxation, or SAT, on December 10, 2009 with retroactive effect from January 1, 2008, except for the purchase and sale of equity through a public securities market where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing the equity interests of an overseas holding company, or an “Indirect Transfer,” the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. On February 03, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax Deriving from the Indirect Transfers of Properties among Non-Resident Enterprises, or “Announcement 7.” Announcement 7 repealed relevant provisions in Circular 698 with respect to Indirect Transfer, and stipulates more detailed rules for tax treatment of indirect transfer of equity interest in PRC resident enterprises and other assets situated in China. Announcement 7 has broadened the scope of the Indirect Transfer under Circular 698 to non-resident enterprises’ indirect transfer of (i) the assets of an "establishment or place" situated in the PRC; (ii) real property situated in the PRC; and (iii) equity interest in Chinese resident enterprises. The Announcement 7 has also elaborated how to determine that an Indirect Transfer has “a reasonable commercial purpose” and specified the legal consequences for failing to withhold and pay tax. We may conduct acquisitions involving changes in corporate structures in the future and Circular 698 and Announcement 7 may be interpreted by the relevant tax authorities to be applicable if such future acquisitions are considered by the relevant tax authorities to be devoid of “a reasonable commercial purpose.” As a result, we may be required to expend valuable resources to comply with Circular 698 or other related tax rules, which may have a material adverse effect on our business, results of operations and financial condition in the future.

Compliance with environmental regulations can be expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment in China. Compliance with environmental regulations is expensive. On 24 April 2014, the Standing Committee of the PRC National People’s Congress amended the Environmental Protection Law and the newly amended Environmental Protection Law became effective on 1 January 2015. The new Environmental Protection Law imposes more stringent punishment on any violation of environmental protection law. If an entity fails to make correction after it is imposed a fine penalty and ordered to make correction due to its illegal discharge of pollutants, the competent environmental authority may impose fines on such entity continuously on a daily basis. If we fail to comply with relevant environmental regulations, we may be subject to substantial fines or damages or suspension of our business operations, and our reputation may be harmed.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

As required by the relevant PRC laws and regulations, our PRC subsidiaries must provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance, medical insurance and a housing accumulation fund. Our PRC subsidiaries are in material compliance with all applicable labor laws and regulations in the PRC and have provided their employees in the PRC with welfare schemes covering above-mentioned insurances. However, the housing accumulation fund scheme has not been fully implemented in a timely manner in certain parts of the PRC, including places where some of our PRC subsidiaries are located. As of the date of this Form 20-F, where the housing accumulation scheme has been compulsorily implemented, full contributions thereto have been made as required by relevant local authorities. Where the housing accumulation scheme has not been compulsorily implemented, full provisions thereto have been made for contributions once the implementation is carried out. Should any relevant local authorities consider any of our PRC subsidiaries as not in compliance with the requirements in respect of those insurances and the housing accumulation fund scheme, our PRC subsidiaries may be ordered by the relevant authorities to make the unpaid contributions or be fined and thus, our future operations may be adversely affected.

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

We intend to apply to have our ordinary shares listed on a national securities exchange at an opportune time. However, there is no assurance that we will be successful in our efforts to have our securities listed. If a national securities exchange does not list our securities or if it grants such listing and thereafter delists our securities, we could face significant material adverse consequences, including:

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

While we have paid dividends in the past, we currently do not intend to pay additional dividends in the future. The payment of dividends in the future will be entirely within the sole discretion of our board of directors. Whether future dividends will be declared will depend upon our future growth and earnings, of which there can be no assurance, and our cash flow needs for future development; all of which may be adversely affected by one or more of the factors described here. Accordingly, we may not declare or pay additional dividends in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant. If we determine not to pay any dividends in future, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

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

On November 25, 2009, we closed our initial public offering, or “IPO,” of 3,600,000 units with each unit consisting of one ordinary share and one warrant, or “public warrants,” each to purchase one ordinary share at an exercise price of $11.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,000,000. We also issued to the underwriters in the IPO an aggregate of 360,000 unit purchase options, each to purchase a unit identical to the units sold in the IPO, at an exercise price of $15.00 per unit, of which 70,375 unit purchase options were subsequently repurchased by us in April 2012. Simultaneously with the consummation of the IPO, we consummated the private sale of 3,600,000 warrants, or “insider warrants,” at a price of $0.50 per warrant, generating total proceeds of $1,800,000. In connection with the IPO, our initial shareholders placed a total of 1,200,000 ordinary shares, or “initial shares”, in escrow pursuant to an escrow agreement with Continental Stock Transfer & Trust Company, as escrow agent.

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

We announced the establishment of a repurchase program in December 2011, under which and as the program was subsequently extended and expanded, we were allowed to repurchase up to $5 million of our ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2011 Repurchase Program.” At the completion of the 2011 Repurchase Program on September 25, 2013, we had repurchased 832,765 ordinary shares and 85,000 public warrants thereunder.

On September 25, 2013, we also announced a new repurchase program, under which and as the program was subsequently extended and expanded, we are allowed to repurchase up to $5 million of our units, ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2013 Repurchase Program.” The 2013 Repurchase Program is currently valid through September 25, 2015 and so far we have repurchased 586,010 ordinary shares and 547,600 public warrants thereunder.

On November 18, 2014, all issued and outstanding public warrants, insider warrants and unit purchase options expired and were cancelled accordingly.

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

The Asia-Pacific region has been our principal market, accounting for approximately 57.5%, 49.6%, 51.2%, 41.4% and 44.6% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. Europe accounted for approximately 42.0%, 40.7%, 41.3%, 49.1% and 43.4% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively. The United States accounted for the balance for approximately 0.5%, 9.7%, 7.5%, 9.5% and 12.0% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively.

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

Our stringent quality control

Our customers include major companies in their respective industries who are generally known for their high quality products sold throughout the world, and a majority of our products are used in well-known brands. We have imposed stringent quality control measures on each phase of our manufacturing process, including our raw materials, semi-finished products and finished products. Our quality control procedures are designed to enable us to promptly identify flaws or defects during the production process. The successful implementation of our quality control system is demonstrated by the low rate of goods returned, which was approximately 0.34%, 0.09%, 0.15%, 0.11% and 0.10% during the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively, based on our total revenues for the corresponding years and period of HK$1,291.2 million, HK$933.9 million, HK$1,313.8 million, HK$1,167.1 million and HK$1,207.8 million, respectively.

To ensure the quality of Plastec's manufacturing processes, Plastec has subjected its manufacturing facilities to various compliance standards and certifications available in the plastics industry. The most recent awards and certifications for each facility as of December 31, 2014 are presented in the following table:

Award/Certification	Latest Award Date	Manufacturing Facility	Certifying Organization
ISO 9001:2008 Certification	June 2013	Dongguan Sun Chuen Manufacturing Plant	SGS United Kingdom Ltd. (“SGS'')

ISO 14001:2004 Certification	October 2014	Dongguan Sun Chuen Manufacturing Plant	SGS

Certificate of Compliance (Component-fabricated parts)	January 2013	Dongguan Sun Chuen Manufacturing Plant	Underwriter Laboratories Inc. (“UL'')

ISO 9001:2008 Certification	August 2012	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing) Co. Ltd.

ISO 14001:2004 Certification	August 2012	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing) Co. Ltd.

ICTI Code of Business Practices (2013 Version) Certification	April 2014	Shenzhen Broadway Manufacturing Plant	ICTI Care Foundation

ISO 9001:2008 Certification	October 2014	Shenzhen Broadway Manufacturing Plant	SGS

ISO 14001:2004 Certification	June 2013	Shenzhen Broadway Manufacturing Plant	SGS

ISO/TS 16949:2009 Certification	October 2013	Shenzhen Broadway Manufacturing Plant	SGS

ISO 9001:2008 Certification	May 2013	Broadway Precision (Thailand) Co., Ltd.	SGS

ISO 9001:2008 Certification	May 2013	Broadway Industries (Thailand) Co., Ltd.	SGS

Certificate of Compliance (Component-fabricated parts)	December 2012	Broadway Industries (Thailand) Co., Ltd.	UL

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

Continue to improve precision molding to cater to higher quality specifications

Capitalizing on our expertise in precision mold design and fabrication, we will continue to improve and enhance our high and stringent specification molding production. We plan to purchase additional state-of-the-art computerized design systems and molding equipment so as to further distinguish ourselves as a precision molding specialist in the industry. We expect that our high-end production approach will avoid or minimize competition from other PRC or overseas competitors and will increase our market share in high-precision component manufacturing.

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

We categorize our sales by geographic market on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we ship to such customers, as follows:

	Year ended April 30,	8 months ended December 31,	Year ended December 31,
Revenues by geographic market	2012	2012	2012	2013	2014
Asia-Pacific Region	57.5%	49.6%	51.2%	41.4%	44.6%
Europe	42.0%	40.7%	41.3%	49.1%	43.4%
United States	0.5%	9.7%	7.5%	9.5%	12.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

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

Production Facilities and Capacity

As of the date of this Form 20-F, we have production facilities in China and Thailand to carry out our manufacturing operations, all of which are located in Guangdong Province and Jiangsu Province, China and Saraburi Province, Thailand. As at the year ended December 31, 2014, the plant and machinery accounted for approximately 22.3% of our total assets in terms of net book values.

In 2011, we established operations in Saraburi Province, Thailand. During the fiscal year ended April 30, 2012, we had completed the construction of a four-story extension to our mold design and fabrication center at our Shenzhen plant. By August 2012, the construction of another 9-story industrial building for our plastic injection and assemble operations at our Shenzhen plant was also completed. As a result of all these expansions, which helped to boost operating floor space at our production plants in Shenzhen, PRC and in Thailand collectively, our capacities and capabilities both in terms of better serving stringent customers requirements and attracting new customers have been enhanced significantly.

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

The credit terms extended to Plastec by its trade suppliers are mostly between 30 to 120 days.

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

As at April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, our inventory level was approximately HK$128.4 million, HK$97.5 million, HK$97.5 million, HK$107.1 million and HK$96.0 million, respectively, and our inventory turnover during these time periods was 41, 30, 31, 43 and 39, respectively (based on 365 days a year and 245 days for an 8-month period ended December 31). We review our inventory level on an ongoing basis. Generally, we make provision for any slow-moving inventory that is older than six months. We may sell obsolete inventory as scrap and recognize income derived from such sales as part of our other income.

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

The five major customers, which accounted for 5.0% or more of our total revenues, collectively accounted for approximately 77.1%, 74.0%, 72.3%, 77.7% and 75.5% of our revenues for the year ended April 30, 2012, the 8-month period ended and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. Historically, our largest customer accounted for approximately 35.6%, 36.4%, 36.2%, 44.4% and 42.0% of our revenues for the year ended April 30, 2012, the 8-month period ended and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively.

None of our directors, executive officers or significant shareholders or any of their affiliates has any ownership interest, direct or indirect, in any of our major customers. Related party transactions are disclosed in Item 7.B of this Form 20-F.

Major Suppliers and Raw Materials

We purchase a variety of raw materials, including resins, chemicals, solvent and mold base, from over 12 suppliers, of which 66.7% are based in Hong Kong and 33.3% are based in China. Our customers determine the suppliers of specific raw materials to be used in their products. With our customer’s approved suppliers, we negotiate the price and quantity of raw materials with the suppliers. Our customers typically provide multiple suppliers for any specific raw material. To a significant extent, our customers maintain control over the quality and pricing of raw materials used in their products and we are generally allowed to pass through any significant raw material price increases or decreases to them.

We had two suppliers which accounted for 5.0% or more of our total purchases for the year ended April 30, 2012, who collectively accounted for approximately 24.1% of our purchases. We had three suppliers which accounted for 5.0% or more of our purchases for the 8-month period ended December 31, 2012, who collectively accounted for approximately 23.3% of our purchases in this 8-month period. We had two suppliers which accounted for 5.0% or more of our total purchases for the year ended December 31, 2012, who collectively accounted for approximately 19.8% of our purchases. We had 3 suppliers which accounted for 5.0% or more of our total purchases for the years ended December 31, 2013 and 2014, who collectively accounted for approximately 29.0% and 23.6%, of our purchases, respectively. Historically, our largest supplier accounted for approximately 13.7%, 10.5%, 12.4%, 12.4% and 9.5% of our purchases for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively.

The settlement for our purchase of raw materials are mostly denominated either in Hong Kong dollars or U.S. dollars or Reminbi or Thai Baht on an open account basis with credit terms ranging from 30 to 90 days.

As disclosed in the section above titled “ Inventory Management ,” because our production is customer driven, we commence production only upon receipt of a customer’s purchase orders. Similarly, we purchase raw materials according to a pre-determined production schedule. We endeavor to minimize our inventory risk by purchasing the majority of raw materials only when needed to fulfill customers’ orders.

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

Wholly-Foreign Owned Enterprises.   Our PRC subsidiaries are all wholly foreign-owned enterprises, which are subject to foreign investment laws of the PRC. The wholly foreign-owned enterprises are governed by the Law of the People’s Republic of China on Foreign-Capital Enterprises and its amendment, which were promulgated on April 12, 1986 and October 31, 2000 respectively, and its Implementation Regulations promulgated on December 12, 1990 and lately amended on February 19, 2014 (together the “Foreign Enterprises Law”), which regulate all the matters as to establishment procedures, approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation, employment and all other relevant matters.

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

Further, any investments conducted by foreign investors and foreign enterprises in the PRC shall be subject to the Guidance Catalogue of Industries for the Foreign Investment (the “Guidance Catalogue”), the latest version of which was promulgated by the MOC and the National Development and Reform Commission on March 10, 2015 and came into effect on April 10, 2015. The Guidance Catalogue set out categories of foreign investment industries, namely, the Encouraged Foreign Investment Industries, the Restricted Foreign Investment Industries and the Prohibited Foreign Investment Industries. Any industry not listed in the Guidance Catalogue is classified as the Permitted Foreign Investment Industries. Under the Guidance Catalogue, our business does not fall under the prohibited or the restricted categories for foreign investments.

Imports and Exports.   Most of our products manufactured in China are exported to foreign countries. Therefore we are subject to the laws and regulations in relation to import and exports. According to the PRC Foreign Trade Law, which was promulgated on May 12, 1994 and revised on April 6, 2004, a foreign trade operator who is engaged in the import and export of goods or technologies shall process the filing and registration with the department of foreign trade under the State Council or its authorized institute, unless otherwise provided by the laws and regulations. The specific method for filing and registration shall be formulated by the department of foreign trade under the State Council (presently, the MOC). For the foreign trade operators who fail to register in accordance with the provisions of the regulations, Customs will not process the import and export goods declaration and clearance procedure. According to the Goods Import and Export Regulations, which were promulgated by the State Council on December 10, 2001 and implemented on January 1, 2002, the government can prohibit and restrict the import and export of goods under certain circumstances. No goods may be imported and exported when the government prohibits the import and export. The goods under national restriction on import quantity are subject to quota administration. The goods under other import restriction are subject to permit administration. No restriction is imposed on goods of free import.

Further, the Foreign Trade Law and the Measures for the Archival Filing and Registration of Foreign Trade Operators, which were promulgated by the MOC on June 25, 2004, require enterprises engaged in foreign trade to register with the relevant authorities in charge of foreign trade under the State Council (presently, the MOC) and obtain permission for their foreign trade operations, if necessary. Also, pursuant to the Administrative Provisions for the Registration of Customs Declaration Agents by the PRC Customs Authorities, which were promulgated by the General Administration of Customs on March 13, 2014, entities or individuals who import or export goods are required to complete the registration formalities with Customs authorities before they may handle their own declarations. All of our PRC subsidiaries engaging in the export business have obtained such permissions and currently hold valid Customs Declaration Registration Certificates for Consignors and Consignees of Import and Export Goods.

Environmental Regulations.   The Ministry of Environmental Protection of the PRC (the “MEP”) is responsible for the overall supervision and administration of the environmental protection work in the PRC and is the principal department in this discipline. The Environmental Protection Law of the PRC, approved and implemented by the Standing Committee of the National People’s Congress on December 26, 1989 and amended on April 24, 2014, was enacted to protect and improve the living environment and ecological environment, prevent and administer pollution and other public hazards in order to safeguard human health. According to this law, enterprises causing environmental pollution and other public hazards must incorporate the environmental protection works into their plans and establish an accountability system in environmental protection. In constructing the projects that may cause environmental pollution, such enterprises must comply with the requirements of environmental protection administration for the respective construction projects. The prevention pollution facilities of the construction project must be designed, constructed and put into production at the same time with the main subject work. The construction project cannot be put into production or use until the environmental protection facilities have obtained the inspection and approval from the environmental protection administration authority approving the original report on environmental impact.

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

Production Safety.   On June 29, 2002, the Standing Committee of the National People’s Congress passed the Production Safety Law of the PRC (implemented on November 1, 2002 and lately amended on August 31, 2014), pursuant to which, enterprises engaging in production and business operation activities shall observe the relevant laws, regulations concerning production safety, strengthen the administration of production safety, establish and perfect the accountability system for production safety, perfect the conditions for production safety, and ensure the safety in production. They shall also set up apparent safety warning signs at the production or business operation sites or on the relevant facilities or equipment that have substantial dangerous elements. For production and business operation enterprises with more than 100 employees, they shall establish an administrative organization for production safety or have full-time personnel for the administration of production safety. For production and business operation enterprises with not more than 100 employees, they shall have full or part time personnel for the administration of production safety. The safety facilities of the newly built or rebuilt or expanded engineering projects shall be designed, built and put into production and use at the same time with the main subject of the projects. The State Administration of Work Safety (“Work Safety Administration”) shall implement comprehensive supervision and administration of the work of work safety of the whole country. The Work Safety Administration’s local branches at the county level and above in charge of the supervision and administration of work safety shall implement comprehensive supervision and administration of the work of work safety within their respective administrative jurisdictions according to the present Law. All of our PRC subsidiaries have strictly applied the relevant safety requirements and adhered to our internal policies and procedures to ensure safety on the manufacturing premises, and we have not received any administrative penalties by the relevant governmental authorities.

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

Properties

As at December 31, 2014, Plastec’s manufacturing plants were subject to the following leases (referred to also as “Tenancy Agreements”):

Plant/ Subsidiary Lessee	Location	Lessor	Site area/Gross floor area (sq. m.)	Status of Land	Term of Lease	Fees
Dongguan Sun Chuen Manufacturing Plant/Dongguan Sun Chuen Plastic Products Co., Ltd.	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	Dongguan Fuxing Property Management Co., Ltd.	9,333/25,137	Collectively owned land	1/1/2015 to 5/31/2015(1)	RMB 273,828 per month

	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	Zhang Shixiu	8,540/28,212 and scaled down to 15,645 from 4/1/2015	State owned land	1/1/2015 to 12/31/2015(1)	RMB 263,977 per month from 1/1/2015 to 3/31/2015; RMB 161,035 from 4/1/2015 to 12/31/2015

Kunshan Broadway Manufacturing Plant/Broadway Precision Industrial (Kunshan) Ltd.	88 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	Kunshan Huixia Metals Manufacturing Co., Ltd.	7,142/8,191	Collectively owned land	8/10/2008 to 8/20/2018 (2)	RMB 72,275/month for first five years, subject to a 10% increase for the second five-year period

	168 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	Village Committee of Jinhua Village, Zhangpu Town, Kunshan City	3,500/4,500	Collectively owned land	3/1/2010 to 3/1/2019 (3)	RMB 648,000/year for first four years, (4) RMB 712.800/year for the next five years

Broadway Thailand Manufacturing Plant/Broadway Industries (Thailand) Co., Ltd./Broadway Precision (Thailand) Co., Ltd.	39/1 Moo 5 Phaholyothin Road Tambui Nongyao, Ampere Mueng at Saraburi Province (18000), Thailand	PIAM Manufacturing Co., Ltd.	22,400/5,952	Privately owned land	5/1/2012 to 4/30/2021 (5)	1,101,120 baht per month (6)

Shenzhen Broadway Manufacturing Plant/Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited (7)	47,190/81,251 (9)	Collectively owned land	12/1/2012 to 11/30/2015	RMB 731,259 per month

Shenzhen Broadway Manufacturing Plant/Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited (8)	47,190/16,036 (9)	Collectively owned land	9/1/2013 to 11/30/2015	RMB 104,237 per month

(1)	These leases are renewed for the optional period through the terms specified.

(2)	The rental period for this lease is split into two five-year terms. The first five years of the period is the mandatory rental period. The second five years of the period is the optional rental period.

(3)	The rental period for this lease is split into two terms. The first four years of the period is the mandatory rental period. The second five years of the period is the optional rental period.

(4)	In the first year of the lease, the lessee subsidiary received a deduction of one month’s rent.

(5)	The initial term of the lease is through April 30, 2015 and has been extended and renewed to April 30, 2018. At the option of the lessee subsidiary, the lease may be further renewed for another three-year term beyond April 30, 2018.

(6)	The lessor agreed to waive the first two months’ rent.

(7)	In March 2014, one of our wholly-owned subsidiaries, Broadway Manufacturing Company Limited, succeeded Broadway Precision Technology Limited, another of our wholly-owned subsidiaries, as the lessor and owner of the premises. The fees paid by the lessee are set off by the income of lessor and have no effect on a consolidated basis.

(8)	In March 2014, one of our wholly-owned subsidiaries, Broadway Manufacturing Company Limited, succeeded Broadway Precision Technology Limited, another of our wholly-owned subsidiaries, as the lessor and owner of the premises. The premises are used for dormitory purposes. The fees paid by the lessee are set off by the income of lessor and have no effect on a consolidated basis.

(9)	These premises are located at the same site.

We also lease office space (through one of our subsidiaries) from Guan Shaohong, pursuant to an agreement for 653 square feet of space located at Alameda Dr. Carlos D’Assumpcao, No. 181-187, 12 Andar, B12, Edif. Centro Comercial do Grupo Brilhantismo, Macao. The renewed lease commenced on September 15, 2013 and expiring on September 14, 2015. Pursuant to the rental agreement, our subsidiary pays HK$9,000 per month for the first year, and HK$10,000 per month for the second year.

Employees

As of December 31, 2014, we had an aggregate of 4,843 employees directly employed by us. We consider our relationships with our employees to be good and expect that these relationships continue in the future. We have not experienced any strikes or work stoppages by our employees since our inception.

The tables below show our employees by geographic area and function as of December 31, 2014.

Employees by geographic area

China	4,578
Hong Kong	16
Macau	3
Thailand	246
Total:	4,843

Employees by function

Management	45
Marketing and support functions	35
Engineering	735
Production	3,634
General administration	394
Total:	4,843

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

The Asia-Pacific region has been our principal market, accounting for approximately 57.5%, 49.6%, 51.2%, 41.4% and 44.6% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. Europe accounted for approximately 42.0%, 40.7%, 41.3%, 49.1% and 43.4% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. The United States accounted for the balance for approximately 0.5%, 9.7%, 7.5%, 9.5% and 12.0% of our revenues for the year ended April 30,2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively.

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

Our ability to retain existing customers and compete for additional customers and new businesses

We service principally a limited number of multinational corporations. We depend on approximately five major customers, who collectively accounted for approximately 77.1%, 74.0%, 72.3%, 77.7% and 75.5% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. Historically, our largest customer accounted for approximately 35.6%, 36.4%, 36.2%, 44.4% and 42.0% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be twenty-five years, our leasehold improvements to be three to five years, our plants and machinery to be three to five years, our furniture, fixture and equipment to be three to five years, our computer equipment to be two to three years, our molds to be two to three years and our motor vehicles to be five years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in the adjusted remaining useful lives.

Revenues

We derive revenues primarily from the sale of precision plastic parts and components in our role as an integrated plastic manufacturing services provider.

The Asia-Pacific region has been our principal market, accounting for approximately 57.5%, 49.6%, 51.2%, 41.4% and 44.6% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. Europe accounted for approximately 42.0%, 40.7%, 41.3%, 49.1% and 43.4% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. The United States accounted for the balance for approximately 0.5%, 9.7%, 7.5%, 9.5% and 12.0% of our revenues for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. We determine the geographical market of our sales on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we shipped.

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

	Year ended April 30,		8 months ended December 31,				Year ended December 31,
	2012		2012		2012		2013		2014
Component	(HK$’000)%		(HK$’000)%		(HK$’000)%		(HK$’000)%		(HK$’000)%

Raw materials	459,104	40.2	291,606	36.1	418,245	36.5	359,245	39.9	385,297	42.6

Factory overheads	406,959	35.6	328,294	40.7	462,796	40.4	332,441	37.0	306,899	33.9

Direct labor costs	276,590	24.2	187,204	23.2	263,930	23.1	207,714	23.1	213,084	23.5

Total	1,142,653	100.0	807,104	100.0	1,144,971	100.0	899,400	100.0	905,280	100.0

Approximately 28.0% of our purchases of raw materials for the year ended December 31, 2014 were denominated in Hong Kong dollars, 31.1% in U.S. dollars, 33.6% in Renminbi and 7.3% in Thai Baht. The main factor affecting the prices of our raw materials is the supply and demand for resins, mold bases and paints. However, fluctuations in prices of raw materials have not significantly affected our gross margins primarily because our quotations to our customers have been on a “cost-plus” basis that took into account the pre-determined prices of these raw materials as requested by our customers. In addition, our quotations to customers are generally subject to revision in the event of any significant increase in raw material prices.

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

 Operating Costs

Our operating costs are mainly comprised of administrative expenses and distribution costs, as well as interest expenses. Our administrative expenses and distribution costs comprise mainly staff costs, including our directors’ fees and remuneration, general administrative expenses, marketing expenses and office expenses, and constituted approximately HK$81.6 million, HK$66.3 million, HK$94.7 million, HK$167.0 million and HK$152.9 million for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. In addition to the administrative expenses and distribution costs, on the disposals and write-off of fixed assets we recorded a gain of approximately HK$0.2 million in the year ended April 30, 2012, loss of approximately HK$2.2 million and HK$2.1 million in the 8-month period and the year ended December 31, 2012, respectively, a loss of approximately HK$17.8 million in the year ended December 31, 2013 and a gain of approximately HK$5.0 million in the year ended December 31, 2014. Also, we recorded a gain on disposal of a subsidiary of approximately HK$29.1 million in the year ended December 31, 2014.

Our interest expenses include mainly bank interest and charges in relation to Plastec’s bank borrowings and finance leases, and constituted approximately HK$2.7 million, HK$1.6 million, HK$2.4 million, HK$1.2 million and HK$1.7 million for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively.

Income Tax

Due to the various tax incentives available to Plastec, our effective corporate income tax rates for the year ended April 30, 2012, the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014 were 25.0%, 5.3%, 8.8%, 4.4% and 12.3%, respectively. The lower effective corporate income tax rates for the 8-month period and the years ended December 31, 2012 and 2013 was a combined result of more proportionate profit contributions from our operations in jurisdictions with lower tax rates as well as tax credits after disposals of certain fixed assets associated with deferred tax liabilities being eliminated and credited to the income statement during those periods.

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

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. In December 2007, the State Council promulgated the Regulations on the Implementation of the Enterprise Income Tax Law of the PRC, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify under certain limited exemptions, and the enterprise income tax will no longer be divided into the national enterprise income tax and the local enterprise income tax. The new PRC tax law also permits companies to continue to enjoy their existing preferential tax treatment until such treatment expires in accordance with its current terms. Our PRC preferential tax treatment has expired, with the last of such treatment expired on December 31, 2012. We will be subject, going forward, to the unified income tax rate of 25% for all of our PRC subsidiaries. Accordingly, we will be subject to higher income tax expenses for our PRC operations.

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

Thailand. The two subsidiaries of Plastec in Thailand are subject to corporate income tax. Under Board of Investment, one subsidiary is subject to a tax rate of 23%, while the other subsidiary obtained exemption in 2012 from corporate income tax for six years as tax privilege.

Review of Results of Operations

For the year ended December 31, 2014 compared to year ended December 31, 2013

Revenues. Our revenues for the year ended December 31, 2014 increased by HK$40.7 million or 3.5% to HK$1,207.8 million from HK$1,167.1 million in the year ended December 31, 2013. The increase in revenues was primarily resulted from new models launching from our existing clienteles, coupled with our efforts in developing and procuring new customers.

Cost of sales. Cost of sales for the year ended December 31, 2014 increased by HK$5.9 million or 0.7% to HK$905.3 million from HK$899.4 million in the year ended December 31, 2013. Our cost of sales comprised mainly of cost of raw materials, direct labor costs and factory overhead. Our cost of raw materials for the year ended December 31, 2014 increased to HK$385.3 million, or approximately 42.6% of the total cost of sales, compared to HK$359.2 million, or approximately 39.9%, in the year ended December 31, 2013. Our direct labor costs increased to HK$213.1 million, or approximately 23.5% of the cost of sales, for the year ended December 31, 2014 compared to HK$207.7 million, or approximately 23.1%, in the year ended December 31, 2013. Our factory overhead decreased to HK$306.9 million, or approximately 33.9% of the cost of sales, for the year ended December 31, 2014, compared to HK$332.7 million, or approximately 37.0%, in the year ended December 31, 2013.

Gross profit.  Our gross profit increased by approximately 13.0% to HK$302.5 million for the year ended December 31, 2014 from HK$267.7 million in the year ended December 31, 2013. Our gross profit margin increased to 25.0% from 22.9% between the two years. The increases were resulted from our conscious efforts in shedding low-margined sales orders and implementing costs containment measures, increased new product orders from our customers which typically generated a greater margin and also underpinned by the fact that our plant in Thailand entered into normal production stage for the year ended December 31, 2014.

Other income.  Our other income increased by approximately 208.5% to HK$7.7 million for the year ended December 31, 2014 from HK$2.5 million in the year ended December 31, 2013 mainly attributable to scrap sales and various sundries incomes.

Selling, general and administrative expenses.  Total selling, general and administrative expenses decreased by approximately 8.4% to HK$152.9 million for the year ended December 31, 2014 from HK$167.0 million in the year ended December 31, 2013, mainly due to our cost containment measures.

Interest expenses.  Our interest expenses increased by approximately 45.5% to HK$1.7 million for the year ended December 31, 2014 from HK$1.2 million in the year ended December 31, 2013. The increase was primarily due to interest payable for a long term loan and more active utilization of banking facilities during the year.

Income before income tax expense.  Our income before income tax expense increased by approximately 126.1% to HK$191.3 million for the year ended December 31, 2014 from HK$84.6 million in the year ended December 31, 2013. The increase was in part resulted from net gains from disposals of a subsidiary, Heyuan Sun Line Industrial Ltd. (alongside our Heyuan plant in China) of approximately HK$29.1 million as well as from property, plant and equipment (net of write-offs) of approximately HK$5.0 million in the year ended December 31, 2014, which was in sharp contrast to a net loss from disposals of property, plant and equipment (plus write-offs) of approximately HK$17.8 million in the year ended December 31, 2013.

Income tax expense.  Our income tax expenses increased by approximately 528.8% to HK$23.5 million, representing an effective tax rate of 12.3%, for the year ended December 31, 2014 from HK$3.7 million, representing an effective tax rate of 4.4%, in the year ended December 31, 2013. The lower tax expense in the year ended December 31, 2013 was resulted from a tax credit after disposals of certain fixed assets associated with deferred tax liabilities eliminated and credited to the income statement.

Net income.  Our net income increased by approximately 107.5% to HK$167.8 million for the year ended December 31, 2014 from HK$80.9 million for the year ended December 31, 2013.

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

Selling, general and administrative expenses ..  Total selling, general and administrative expenses increased by approximately 76.2% to HK$167.0 million for the year ended December 31, 2013 from HK$94.7 million in the year ended December 31, 2012 mainly due to increase in the numbers of supervisory and administration staff as well as the salary and allowance for them during the year.

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

Summary of Cash Flows

	Year Ended April 30,	8-month Period Ended December 31,		Year Ended December 31,
	2012	2011	2012	2012	2013	2014
			(HK$’000)
Net Cash From Operating Activities	216,628	178,991	247,566	285,489	158,303	256,221
Net Cash From Investing Activities	(133,728)	(102,952)	(73,414)	(104,459)	(50,127)	(368)
Net Cash From Financing Activities	(110,180)	(115,785)	(63,118)	(57,507)	(72,514)	(68,463)
	(27,280)	(39,746)	111,034	123,523	35,662	187,390

For the year ended December 31, 2014 compared to year ended December 31, 2013

Net cash generated from operating activities. For the year ended December 31, 2014, we generated a net cash inflow from operating activities of approximately HK$256.2 million, which comprised operating cash flow before changes in operating assets and liabilities of HK$247.4 million, adjusted for net inflows from changes in operating assets and liabilities of HK$8.8 million. The net cash inflow increased by 61.9%, or HK$97.9 million, from HK$158.3 million for the year ended December 31, 2013, which was mainly contributed by the increased net inflows from operating activities.

Net cash used in investing activities. We recorded a net cash outflow from investing activities of approximately HK$0.4 million for the year ended December 31, 2014, which was primarily attributable to the purchase of property, plant and equipment related to our capacity expansion as well as facilities upgrading of HK$50.5 million, against the net proceeds of HK$50.1 million from disposals of a subsidiary and property, plant and equipment during the year. Compared to the net cash outflow from investing activities of HK$50.1 million for the year ended December 31, 2013, the net cash used in investing activities was reduced by 99.3%, or HK$49.8 million.

Net cash generated from financing activities. We recorded a net cash outflow from financing activities of approximately HK$68.5 million for the year ended December 31, 2014. This was mainly due to approximately HK$37.8 million for the net repayment of bank borrowings, and approximately HK$30.3 million for the payment of dividends during the year. Compared to the net cash outflow of HK$72.5 million from financing activities for the year ended December 31, 2013, the net cash outflow was decreased by 5.6% or HK$4.1 million.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents, our borrowing capacity and the net proceeds from the merger, will provide sufficient funds to satisfy our working capital requirements, planned capital expenditures and debt repayments for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2014, we had a cash and bank balance of approximately HK$528.5 million, of which approximately HK$265.0 million was denominated in Hong Kong Dollars, approximately HK$126.5 million equivalent was denominated in US Dollars, approximately HK$106.9 million equivalent was denominated in Renminbi, while the balance of approximately HK$30.1 million equivalent were denominated in other currencies, respectively.

Indebtedness

The following table shows our indebtedness as of December 31, 2014:

Actual (HK$’000)
Short-term debt:
Bank loans	21,429
Long-term debt:
Bank loans	28,571
Total Indebtedness	50,000

Our indebtedness as of December 31, 2014 comprised short-term bank loans of HK$21,429 million and long-term loan of HK$28,571 million. As of December 31, 2014, we had available to us under various credit facilities in the aggregate of approximately HK$380.2 million, of which HK$330.2 million was unused.

Contractual Obligations and Commitments

The following table sets forth our contractual cash commitments as of December 31, 2014. Amounts for debt obligations are principal amounts only.

	Payment by Period
				Within	After
		Within	Within	4 – 5	5
	Total	1 Year	2 – 3 Years	Years	Years
	(HK$’000)

Short-term debt obligations	21,429	21,429	—	—	—
Long-term debt obligations	28,571	—	28,571	—	—
Operating lease obligations	28,150	13,653	10,034	4,310	153

Capital commitments	13,590	13,590	—	—	—

TOTAL	91,740	48,672	38,605	4,310	153

The short-term and long-term debt obligations in the above table included the debts as disclosed under the section titled “Indebtedness” in Item 5.A of this Form 20-F.

The interest commitments for the short-term debt obligations to be paid within one year are estimated to be approximately HK$748,000, which amount is not included in the total amount of short-term debt obligations in the above table. This estimate is based on the terms of the short term debts and used three months HIBOR quoted as of December 31, 2014. The interest commitments for the long-term debt obligations to be paid are estimated to be approximately HK$239,000, which amount is not included in the total amount of long-term debt obligations in the above table. This estimate is based on the terms of the long-term debts and using three months HIBOR quoted as of December 31, 2014.

The operating lease obligations in the above table included the rents payable for the leased properties as disclosed under the section titled “Properties” in Item 4.B of this Form 20-F.

As of December 31, 2014, we had capital commitments for purchase of plant and machineries totaling HK$13,590,000 which are expected to be disbursed during the year ending December 31, 2015.

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

Foreign exchange risk .  Plastec’s sales are mainly denominated in Hong Kong dollars and U.S. dollars. Plastec’s costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. We made a gain of approximately HK$10,127,000 for the year ended April 30, 2012, made a gain of approximately HK$2,102,000 for the 8-month period ended December 31, 2012, made a gain of approximately HK$3,394,000 for the year ended December 31, 2012, incurred loss of approximately HK$8,206,000 and approximately HK$5,223,000 for the years ended December 31, 2013 and 2014, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage our foreign exchange risk exposure. In addition, Plastec’s financial statements are expressed in Hong Kong dollars but the functional currency of its principal operating subsidiaries in China is in Renminbi. To the extent Plastec’s PRC subsidiaries hold assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to our consolidated statement of income and decrease the value of our foreign currency denominated assets.

Interest rate risk .  Plastec’s exposure to interest rate risk relates to interest expenses incurred by its short-term and long-term borrowings. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2014, there was no interest rate swap contract outstanding. Historically, we have not been exposed to material risks due to changes in interest rates on any third-party debt. However, future interest expenses on our borrowings may increase due to changes in interest rates.

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

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2014.

B. Liquidity and Capital Resources

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

C. Research and Development, Patents and Licenses, Etc.

The disclosure set forth under the section titled “ Research and Development ” in Item 4.B of this Form 20-F is incorporated herein by reference.

D. Trend Information

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	53	Chairman of the Board and Chief Executive Officer
Chin Hien Tan (4)	55	Chief Operating Officer
Ho Leung Ning(4)	54	Chief Financial Officer
Eli D. Scher(1) (3)	35	Non-Executive Vice Chairman of the Board
J. David Selvia(2)	39	Director
Chung Wing Lai (1) (2) (3)	67	Director
Joseph YiuWah Chow (1) (2) (3)	55	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

J. David Selvia has served as a Director of ours since the consummation of the merger in December 2010 and has been an Independent Non-Executive Director of Plastec since June 2010. Mr. Selvia joined Cathay Plastic Limited (BVI) (“Cathay”) in July 2006 as Vice President and served in such capacity until April 2010 when he was appointed Managing Director. Mr. Selvia is currently responsible for analyzing new investment opportunities and investment execution. Prior to joining Cathay, from 2004 to 2006, Mr. Selvia attended The Wharton School of the University of Pennsylvania and the Lauder Institute at the University of Pennsylvania to obtain his Masters degree in Business Administration and Mastersdegree in International Relations. Previously, Mr. Selvia served as the Business Development Director for GE Capital (Asia) and Business Development Manager for GE Corporate Initiatives Group, both based in Shanghai, from 2000 to 2004. We believe Mr. Selvia’s past business experience, investment activities and contacts and relationships make him well qualified to be a member of our board of directors. Mr. Selvia received a Bachelor of Arts degree in Economics and International Relations from Boston University in 1998 and a Masters degree in Finance from The Wharton School of the University of Pennsylvania in 2006 as well as a Masters degree in International Relations from the Lauder Institute at the University of Pennsylvania in 2006. Mr. Selvia speaks Mandarin.

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

Joseph YiuWah Chow has been a Director of ours since the consummation of the merger in December 2010. Mr. Chow has over 20 years experience in auditing, accounting, and financial management. He has been a senior partner of JYC & Company, an accounting firm, since January 2006 and a practicing director of KTC Partners CPA Ltd. since May 2008. We believe Mr. Chow’s financial background in auditing, accounting and financial management makes him well qualified to be a member of our board of directors and chairman of our audit committee. Mr. Chow graduated from the University of Ulster in the United Kingdom with a Bachelor degree in Accounting in 1989. Additionally, Mr. Chow is also admitted as a member of Association of Chartered Certified public Accountants in 1991 and a member of the Hong Kong Institute of Certified Public Accountants in 1992. He has also been an associate member of the Taxation Institute of Hong Kong since 1992, Hong Kong Securities Institute since 1998 and Institute of Chartered Accountants in England and Wales since 2006.

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

Executive Officer	Position	Term	Employing entity
Kin Sun Sze-To	Chairman of the Board and Chief Executive Officer of Plastec Technologies, Ltd., General Manager of Broadway Precision (HK)	Until December 16, 2016 (1)	Broadway Precision Co. Limited (“Broadway Precision (HK)”)
Chin Hien Tan	Chief Operating Officer of Plastec Technologies, Ltd. and Sales Manager of Broadway (Macao)	Until December 16, 2016 (1)	Broadway (Macao Commercial Offshore) Company Limited (“Broadway (Macao)”)
Ho Leung Ning	Chief Financial Officer of Plastec Technologies, Ltd. and Deputy General Manager of Broadway Precision (HK)	Until December 16, 2016 (1)	Broadway Precision (HK)

(1)	On December 5, 2013, the employment agreements between (i) Broadway Precision (HK) and Kin Sun Sze-To, (ii) Broadway Precision (HK) and Ho Leung Ning and (iii) Broadway (Macao) and Chin Hien Tan, each of which had previously been amended to provide for the executives’ services to be extended to cover us as such companies’ indirect parent, were each amended to extend the term of the respective contracts from December 17, 2013 to December 16, 2016 with all other terms of the employment agreements remaining materially the same as in the prior agreements. Additionally, the overall annual compensation to be paid to each of Kin Sun Sze-To, Ho Leung Ning and Chin Hien Tan for their services at our subsidiaries level was increased to HK$5,070,000, HK$2,028,000 and HK$2,197,000, respectively.

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

Compensation

Base Salary at Plastec subsidiaries level

The aggregate amount of base salary paid by Plastec’s subsidiaries during the year ended December 31, 2014 to our executive officers as a group for services in all service capacities was approximately HK$9.2 million.

Bonus Plan for Management/Executive Officers at the company level

We have also established a bonus plan for our management/executive officers. Pursuant to the plan, in order for any bonus to be paid, we must achieve an annual net profit (excluding any extraordinary items) of HK$78,000,000 in any fiscal year, which we refer to as the “Net Profit Target.” If the Net Profit Target is achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target will be set aside to provide bonuses to our management/executive officers. Of the bonus pool that is created, Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning would currently be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to our remaining officers, subject to adjustment at the discretion of the board. Payment of any bonuses under the plan will be in cash or our ordinary shares (to be purchased in the open market), at the board’s sole discretion. The plan has taken effect beginning with the fiscal year ended April 30, 2011.

As Net Profit Target was met for the year ended December 31, 2014, we will pay bonus in cash in the total sum of approximately HK$2,428,000 to our executive officers accordingly after the year end.

Summary Executive Compensation Table

The following table sets forth the compensation of our executive officers for the year ended December 31, 2014:

Name and Principal Position	Year ended December 31,	Salary (HK$)	Bonus(1) (HK$)	Total (HK$)
Kin Sun Sze-To	2014	4,997,588	37,000	5,034,588
Chairman of the Board and Chief Executive Officer
Chin Hien Tan	2014	2,148,052	28,000	2,176,052
Chief Operating Officer
Ho Leung Ning	2014	2,008,750	28,000	2,036,750
Chief Financial Officer

(1)	Bonus paid during the financial year ended December 31, 2014 was made with respect to financial results for year ended December 31, 2013.

 Compensation of Non-Executive Independent Directors

During the year ended December 31, 2014, each of Eli D. Scher (our non-executive Vice Chairman), J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow, our four non-executive independent directors, was paid HK$39,000, HK$20,000, HK$20,000 and HK$20,000, respectively, for each month that they continue to serve on our board. The aggregate amount of compensation paid to our non-executive independent directors during the year ended December 31, 2014 was HK$1,188,000.

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

A. Major Shareholders

The following table sets forth, as of April 20, 2015, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities, if any, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of April 20, 2015.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Major Shareholders:
Jing Dong Gao	633,787	(2)	4.9%
Cathay Plastic Limited (3)	1,208,292	(4)	9.3%
Kwok Wa Hung	1,014,753	(5)	7.8%
Directors and Executive Officers:
Kin Sun Sze-To	8,275,424	(6)	63.9%
Chin Hien Tan	449,538	(7)	3.5%
Eli D. Scher	12,169	(8)	*
Ho Leung Ning	241,971	(9)	1.9%
J. David Selvia	0
Chung Wing Lai	0
Joseph YiuWah Chow	0
All directors and executive officers as a group (7 individuals)	8,979,102		69.4%

*	Represents less than 1% of outstanding.

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.

(2)	Being the aggregate of (i) 291,262 ordinary shares purchased in a private transaction on December 8, 2010, as disclosed in Schedule 13D filed with the SEC on December 29, 2010, (ii) 208,800 ordinary shares released upon consummation of the merger with Plastec pursuant to the terms of Amendment No.1 to Stock Escrow Agreement dated as of December 16, 2010 plus (iii) 133,725 initial shares continue to be held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011 held by MCK Capital Co., Limited, an entity controlled by Mr. Gao. The business address of each is 762 West Beijing Road, Shanghai, China 200041.

(3)	The business address of Cathay Plastic Limited is c/o New China Management, Ltd., 14th Floor, St. John’s Building, 33 Garden Road, Central, Hong Kong.

(4)	Each of the following entities and individuals may be considered the beneficial owner of the ordinary shares held by Cathay Plastic Limited: Cathay Capital Holdings, L.P., as the sole shareholder of Cathay Plastic Limited; Cathay Master GP, Ltd., as the general partner of Cathay Capital Holdings, L.P.; New China Capital Management, LP, as the investment manager of Cathay Capital Holdings, L.P.; NCCM, LLC and TAM China, LLC, as the general partners of New China Capital Management, LP; Hermann Leung, as an officer or director of Cathay Capital Holdings, L.P.; Paul Wolanksy, as an officer or director of Cathay Capital Holdings, L.P. and Cathay Master GP, Ltd. and sole member of NCCM, LLC; and Donald Sussman, as an officer or director of Cathay Master GP, Ltd. and sole member of TAM China, LLC. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 23, 2012.

(5)	The business address of Mr. Hung is c/o 16th Floor, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on March 03, 2015 and other information known to us.

(6)	Consists of 7,386,523 ordinary shares held by Sun Yip Industrial Company Limited and 888,901 ordinary shares held by Tiger Power Industries Limited (“Tiger Power”), each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on October 15, 2013.

(7)	Consists of 449,538 ordinary shares held by Fine Colour Limited, of which Mr. Tan is a 50% owner.

(8)	Representing Mr. Scher’s initial shares held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011. The foregoing information is derived from other information known to us.

(9)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning.

  As of April 20, 2015, there were 22 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 7 shareholders of record with addresses in the United States holding approximately 2,072,467 (16.0%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 2,485 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

Personal guarantees provided by Kin Sun Sze-To

Kin Sun Sze-To has been providing personal guarantees as collateral to secure various credit facilities and the financing of machineries for Plastec and certain of its subsidiaries. As at December 31, 2014, the total amount of personal guarantees outstanding for such purposes was approximately HK$353.3 million.

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

	Year ended April 30,	8 months ended December 31,	Year ended December 31,
Revenues by geographic market	2012	2012	2012	2013	2014
Asia-Pacific Region	57.5%	49.6%	51.2%	41.4%	44.6%
Europe	42.0%	40.7%	41.3%	49.1%	43.4%
United States	0.5%	9.7%	7.5%	9.5%	12.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Dividend Policy

While we have paid dividends in the past, we currently do not intend to pay additional dividends in the future. The payment of dividends in the future will be entirely within the sole discretion of our board of directors. Whether future dividends will be declared will depend upon our future growth and earnings, of which there can be no assurance, and our cash flow needs for future development; all of which may be adversely affected by one or more of the factors discussed in Item 3.D of this Form 20-F “ Risk Factors ”. Accordingly, we may not declare or pay any additional dividends in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

 B. Significant Changes

See the notes to the financial statements included under Item 18 of this Form 20-F.

ITEM 9.      THE OFFER AND LISTING.

A. Offer and Listing Details

Our units and ordinary shares are quoted on the OTC Bulletin Board under the symbols “PLTEF” and “PLTYF,” respectively. Our warrants were quoted on the OTC Bulletin Board under the symbol “PLTWF” before their expiry on November 18, 2014. Prior to February 4, 2011, our units, shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively. The following table sets forth the range of high and low closing sale prices for the units, shares and warrants for the periods indicated.

	Ordinary Shares		Units
Period (1)	High	Low	High		Low
April 2015 (2)	$6.50	$6.50		$4.00		$4.00
March 2015	$6.50	$6.50		$4.00		$4.00
February 2015	$6.50	$6.50		$4.00		$4.00
January 2015	$6.50	$6.50		$5.00		$5.00
December 2014	$6.50	$6.30		$5.00		$3.00
November 2014	$6.50	$6.50		$3.00		$3.00
October 2014	$6.50	$6.50		$3.00		$3.00

Fiscal Quarter for
FY Ending Dec. 31, 2015:
First Quarter	$6.50	$6.50		$5.00		$4.00

Fiscal Quarter for
FY Ended Dec. 31, 2014:
Fourth Quarter	$6.50	$6.30		$5.00		$3.00
Third Quarter	$7.00	$6.00		$3.00		$3.00
Second Quarter	$6.20	$5.00		$3.00		$3.00
First Quarter	$6.30	$5.50		$3.00		$3.00
FY Ended Dec. 31, 2013:
Fourth Quarter	$9.00	$6.24		$3.00		$3.00
Third Quarter	$6.50	$5.74		$7.50		$3.00
Second Quarter	$6.25	$6.00		$6.50		$6.50
First Quarter	$6.45	$6.15		$6.50		$6.50
FY Ended Dec. 31, 2012:
Fourth Quarter	$7.00	$6.45		$6.50		$6.50
Third Quarter	$9.90	$6.30		$6.50		$6.50
Second Quarter	$6.30	$5.50		$6.50		$6.50
First Quarter	$6.51	$5.25	$		$

FY Ended Dec 31,
2013	$9.00	$5.50		$7.50		$3.00
2012	$9.90	$5.25		$6.50		$6.50
FY Ended April 30,
2012	$9.00	$5.25		$9.85		$6.25
2011	$10.30	$8.00		$10.50		$8.25
2010	$10.28	$9.65		$10.50		$9.95

(1)	In September 2012, the Company changed its fiscal year end from April 30 to December 31. Limited trading information is available for our securities prior to February 2011. Accordingly, we continue to provide information for full fiscal years ended April 30, 2010, 2011 and 2012. We also provide information for full fiscal years ended December 31, 2012 and 2013.
(2)	Through April 20, 2015.

B. Plan of Distribution

Not applicable.

C. Markets

Our units and ordinary shares are quoted under the symbols “PLTEF” and “PLTYF,” respectively, on the OTC Bulletin Board. Our warrants were quoted on the OTC Bulletin Board under the symbol “PLTWF” before their expiry on November 18, 2014. Prior to February 4, 2011, our units, shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively.

We intend to apply to have our ordinary shares listed on a national securities exchange at an opportune time. We can provide no assurance, however, that we will so apply, that any such exchange will approve our application, if made, or that our ordinary shares will ever become so listed.

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

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws, except to the extent local tax consequences are discussed under the PRC taxation section.

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

(a)	an individual citizen or resident of the United States,

(b)	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States, any of its states or the District of Columbia,

(c)	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

(d)	a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (ii) it has a valid election in place to be treated as a U.S. person;

•	You hold our ordinary shares as capital assets.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework . Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2014.

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

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2014 and 2013 was Dominic K. F. Chan &Co.

The following table presents the aggregate fees for professional services and other services rendered by Dominic K. F. Chan & Co. to us for the years ended December 31, 2014 and 2013:

	Fiscal Year Ended December 31,		Fiscal Year Ended December 31,
Service Category	2014		2013
Audit Fees	HK$	880,000	HK$	850,000
Audit-Related Fees	HK$	220,000	HK$	380,000
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	1,100,000	HK$	1,230,000

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Our securities are not listed on a national securities exchange.

ITEM 16E.	PURCHASE OF SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The following table summarizes our repurchases of our ordinary shares and public warrants during the period covered by this Form 20-F:

Period*	Total number of securities purchased	Average price paid per security purchased	Total number of securities purchased as part of publicly announced repurchase plan (1)	Approximate dollar value of securities that may yet be purchased under the plan
August 2014	PUBLIC WARRANTS 547,600	$0.095	PUBLIC WARRANTS 547,600	$1,431,918

* Each period covers the full calendar month indicated. There were no repurchases made in omitted months.

(1) In November 2011, our board of directors approved a $5 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

ITEM 16H.	MINE SAFETY DISCLOSURES.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

74

ITEM 18.	FINANCIAL STATEMENTS.

75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the “Company”, formerly known as GSME Acquisition Partners I) and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as the “Group”) as of December 31, 2014 and 2013 and 2012 and April 30, 2012, and the related statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2014 and 2013 and for the 8-month period ended December 31, 2012 and for the year ended April 30, 2012. The preparation of these consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2014, 2013 and 2012 and as of April 30, 2012, and the consolidated results of their operations and their cash flows for the years ended December 31, 2014 and 2013 and for the 8-month period ended December 31, 2012 and for the year ended April 30, 2012, are in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co.

Dominic K.F. Chan & Co

Certified Public Accountants

Hong Kong

Date: April 15, 2015

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	April 30,	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$
ASSETS

Current assets
Cash and cash equivalents	199,818	309,862	348,901	528,527
Trade receivables, net of allowances for doubtful accounts of HK$nil, HK$nil, HK$nil and HK$nil as of April 30, 2012 and December 31, 2012 and 2013 and 2014, respectively	282,869	257,299	269,419	278,553
Inventories (note 3)	128,387	97,467	107,058	96,030
Deposits, prepayment and other receivables (note 4)	20,514	35,471	28,139	50,204
Total current assets	631,588	700,099	753,517	953,314

Property, plant and equipment, net (note 5)	524,137	440,383	364,149	283,500
Prepaid lease payments, net (note 6)	24,753	23,719	22,167	19,692
Other assets	12,813	14,503	2,325	-
Deferred tax assets (note 10)	-	-	12,225	14,212
Intangible assets	438	438	438	438
Total assets	1,193,729	1,179,142	1,154,821	1,271,156

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings (note 7)	156,866	96,892	37,782	21,429
Capital lease obligations (note 8)	303	-	-	-
Trade payables	121,964	151,436	105,428	125,854
Other payables and accruals (note 9)	115,109	115,715	116,608	103,576
Tax payable	72,936	25,225	41,389	58,736
Total current liabilities	467,178	389,268	301,207	309,595

Borrowings	-	-	50,000	28,571
Deferred tax liabilities (note 10)	14,504	11,629	-	-
Total liabilities	481,682	400,897	351,207	338,166

Commitments and contingencies (note 12)	-	-	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 14,352,903, 14,292,228, 12,938,128 and 12,938,128 shares issued and outstanding as of April 30, 2012 and December 31, 2012 and 2013 and 2014, respectively)	112	112	101	101
Additional paid-in capital	77,967	85,332	26,455	26,049
Accumulated other comprehensive income	15,514	14,524	17,901	10,137
Retained earnings	618,454	678,277	759,157	896,703
Total shareholders’ equity	712,047	778,245	803,614	932,990

Total liabilities and shareholders’ equity	1,193,729	1,179,142	1,154,821	1,271,156

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,		8-month Period ended December 31,		Year ended December 31,		Year ended December 31,
	2012		2012		2013		2014
	HK$		HK$		HK$		HK$

Revenues		1,291,223		933,888		1,167,115		1,207,811
Cost of revenues		(1,142,653)		(807,104)		(899,400)		(905,280)
Gross profit		148,570		126,784		267,715		302,531

Operating expenses, net
Selling, general and administrative expenses		(81,557)		(66,330)		(166,969)		(152,912)
Other income		2,431		6,266		2,508		7,737
Write-off of property, plant and equipment		(690)		(4,058)		(14,920)		(442)
Gain / (Loss) on disposal of property, plant and equipment		938		1,898		(2,836)		5,420
Gain on disposal of subsidiary		-		-		-		29,125
Total operating expenses, net		(78,878)		(62,224)		(182,217)		(111,072)

Income from operations		69,692		64,560		85,498		191,459

Interest income		218		166		276		1,530
Interest expense		(2,695)		(1,559)		(1,160)		(1,688)
Income before income tax expense		67,215		63,167		84,614		191,301

Income tax expense (note 10)		(16,811)		(3,344)		(3,734)		(23,480)
Net income		50,404		59,823		80,880		167,821

Other comprehensive income
Foreign currency translation adjustment		7,408		(990)		3,377		(7,764)
Comprehensive income attributable to Plastec Technologies, Ltd.		57,812		58,833		84,257		160,057

Net income per share (note 11):

Weighted average number of ordinary shares		15,944,233		14,303,544		13,503,623		12,938,128

Weighted average number of diluted ordinary shares		15,944,233		14,303,544		13,503,623		12,938,128

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	3.2	HK$	4.2	HK$	6.0	HK$	13.0

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	3.2	HK$	4.2	HK$	6.0	HK$	13.0

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at April 30, 2011 and at May 1, 2011	16,733,196	131	169,973	8,106	568,050	746,260

Net income for the year	-	-	-	-	50,404	50,404
Share repurchases	(1,574,000)	(13)	(92,012)	-	-	(92,025)
Share redeemed and cancelled	(806,293)	(6)	6	-	-	-
Cumulative translation adjustment	-	-	-	7,408	-	7,408

Balance at April 30, 2012 and at May 1, 2012	14,352,903	112	77,967	15,514	618,454	712,047

Net income for the period	-	-	-	-	59,823	59,823
Share repurchases	(60,675)	-	(2,840)	-	-	(2,840)
Capital contribution	-	-	10,205	-	-	10,205
Cumulative translation adjustment	-	-	-	(990)	-	(990)

Balance at December 31, 2012 and at January 1, 2013	14,292,228	112	85,332	14,524	678,277	778,245

Net income for the year	-	-	-	-	80,880	80,880
Share repurchases	(1,354,100)	(11)	(63,360)	-	-	(63,371)
Warrants repurchases	-	-	(33)	-	-	(33)
Capital contribution	-	-	4,516	-	-	4,516
Cumulative translation adjustment	-	-	-	3,377	-	3,377

Balance at December 31, 2013 and at January 1, 2014	12,938,128	101	26,455	17,901	759,157	803,614

Net income for the year	-	-	-	-	167,821	167,821
Dividend paid	-	-	-	-	(30,275)	(30,275)
Warrants repurchases	-	-	(406)	-	-	(406)
Cumulative translation adjustment	-	-	-	(7,764)	-	(7,764)

Balance at December 31, 2014	12,938,128	101	26,049	10,137	896,703	932,990

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended April 30,	8-month Period ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$
Operating activities
Net income	50,404	59,823	80,880	167,821
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	157,219	103,513	123,741	108,927
Net (gain)/loss on disposal of property, plant and equipment	(938)	(1,897)	2,836	(5,420)
Gain on disposal of a subsidiary	-	-	-	(29,125)
Write-off of property, plant and equipment	690	4,058	14,920	442
Impairment on inventories	6,920	4,108	7,037	7,391
Deferred tax charge	(652)	(2,732)	(23,854)	(2,681)
Changes in operating assets and liabilities:
Trade receivables	(12,106)	25,553	(12,120)	(9,134)
Inventories	(17,574)	26,812	(16,628)	3,637
Deposits, prepayment and other receivables	(12,158)	(13,772)	7,332	(14,280)
Trade payables	(6,023)	29,472	(46,008)	20,427
Other payables and accruals	34,299	12,212	891	(12,444)
Tax payables	16,547	416	19,276	20,660
Net cash provided by operating activities	216,628	247,566	158,303	256,221

Investing activities
Purchase of property, plant and equipment	(126,167)	(87,224)	(54,436)	(50,521)
Proceeds from disposal of property, plant and equipment	5,252	29,665	6,634	7,138
Net proceeds from disposal of a subsidiary	-	-	-	43,015
Deposits for purchase of property, plant and equipment	(12,813)	(15,690)	(2,325)	-
Net loss on disposals of subsidiaries	-	(165)	-	-
Net cash used in investing activities	(133,728)	(73,414)	(50,127)	(368)

Financing activities
Repurchases of shares/warrants	(92,025)	(2,841)	(63,404)	(406)
Proceeds from bank borrowings	379,465	220,809	195,214	74,155
Repayment of bank borrowings	(392,309)	(280,783)	(204,324)	(111,937)
Repayment of capital lease obligations	(5,311)	(303)	-	-
Dividends paid	-	-	-	(30,275)
Net cash used in financing activities	(110,180)	(63,118)	(72,514)	(68,463)

Net increase/(decrease) in cash and cash equivalents	(27,280)	111,034	35,662	187,390

Effect of exchange rate changes on cash and cash equivalents	7,341	(990)	3,377	(7,764)
Cash and cash equivalents, beginning of year / period	219,757	199,818	309,862	348,901
Cash and cash equivalents, end of year / period	199,818	309,862	348,901	528,527

Supplementary disclosures of cash flow information:
Interest paid, net	2,477	1,393	886	158

Income taxes paid	916	5,660	8,312	5,501

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background

Plastec Technologies, Ltd. (“Company”) (formerly known as “GSME Acquisition Partners I”), incorporated under the laws of Cayman Islands on March 27, 2008, and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as a group) are principally engaged in the provision of integrated plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. The Company’s manufacturing activities are performed in the People’s Republic of China (the “PRC” or “China”) and Thailand. The selling and administrative activities are mainly performed in China. During the year, the Company disposed of a PRC incorporated subsidiary, namely Heyuan Sun Line Industrial Ltd. 河源新丽工业有限公司 (“Heyuan Sun Line”).

As of December 31, 2014, details of the Company’s subsidiaries are as follows:

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Dongguan Sun Chuen Plastic Products Co., Ltd. (“Dongguan Sun Chuen”)	December 8, 2004	PRC	100%	Manufacturing of plastic parts and utensils
东莞新川塑胶制品有限公司

Plastec International Holdings Limited	February 18, 2004	BVI	100%	Investment holding

Source Wealth Limited	March 18, 2010	Hong Kong	100%	Investment holding

Sun Line Industrial Limited	April 27, 1993	Hong Kong	100%	Investment holding

Broadway (Macao Commercial Offshore) Company Limited (Previously named Sun Line (Macao Commercial Offshore) Company Limited)	August 13, 2004	Macau	100%	Trading

Sun Line Precision Industrial (Zhuhai) Ltd.	October 10, 2008	PRC	100%	Dormant
珠海新丽模具有限公司

Sun Line Precision Ltd. (previously named, “Fast Achieve Enterprises Ltd.”)	March 10, 2004	BVI	100%	Trading and investment holding

Sun Line Services Limited	January 8, 2013	Hong Kong	100%	Management services

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

Sun Ngai Spraying and Silk Print (HK) Co., Limited	March 22, 2006	Hong Kong	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Investment holding

Viewmount Developments Ltd.	November 12, 2013	BVI	100%	Investment holding

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

On September 13, 2010, in connection with the Merger, the Parties entered into an Amended and Restated Agreement and Plan of Reorganization (the “Amended and Restated Merger Agreement”) to, amongst other matters, revise the terms of the merger consideration to be paid to the Plastec Shareholders. Pursuant to the Amended and Restated Merger Agreement, upon consummation of the Merger, the Plastec Shareholders became entitled to receive up to an aggregate of 16,778,571 ordinary shares of the Company, of which 7,054,583 shares were issued to the Plastec Shareholders on the closing of the Merger and the remaining of up to 9,723,988 shares (2,944,767, 3,389,610 and 3,389,611 shares for 2011, 2012 and 2013 respectively) (the “Earnout Shares”) would have been issued to the Plastec Shareholders, if Plastec had net income as defined in the Amended and Restated Merger Agreement in the following amounts for the indicated years ending April 30 below:

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

The completion of the Merger enabled the Plastec Shareholders to obtain a majority voting interest in the Company. Generally accepted accounting principles in the United States require that a company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes. Accordingly, the aforementioned Merger Transaction was accounted for as a reverse acquisition of a private operating company (Plastec) with a non-operating public company (the Company) with significant amount of cash. The reverse acquisition process utilized the capital structure of the Company and the assets and liabilities of Plastec were recorded at historical cost. The transaction was recorded as a recapitalization of Plastec and thus was reflected retrospectively in Plastec’s historical financial statements. Although Plastec is deemed to be the accounting acquirer for financial accounting and reporting purposes, the legal status of Plastec as the surviving company did not change.

Under the reverse acquisition accounting, the historical consolidated financial statements of the Company for the periods prior to December 16, 2010 are those of Plastec and its subsidiaries. Since Plastec is deemed as accounting acquirer, Plastec’s fiscal year replaced the Company’s fiscal year. The fiscal year end changed from October 31 to April 30. The financial statements of the Company reflected the aforementioned Merger Transaction in the consolidated statement of shareholders’ equity through a line of “Recapitalization in connection with the reverse merger” to present the net assets of the Company as of December 16, 2010. The net assets of the Company as of December 16, 2010 were as follows:

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

Purchase of securities by the issuer

Prior to November 2011, the Company had no plans or programs for the purchase of its outstanding securities.  However, in connection with the Merger, holders of 2,615,732 of the Company public shares elected to exercise their conversion rights (for a description of these rights, see the IPO Prospectus and the Merger Proxy Statement) and, upon the closing of the Merger, such shares were converted into an average U.S. $10.30 (including proceeds that were originally to be from a letter of credit provided by Cohen & Company Securities, LLC but were ultimately paid by Company) in cash and were cancelled.  Under Cayman Islands law, such conversions are technically considered “repurchases.”

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”).  Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions.  The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units (under ticker “PLTEF”), with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

The following table summarizes the Company’s repurchases of securities under the 2011 and 2013 Repurchase Programs:

Period*	Total number of publicly held warrants purchased as part of the publicly announced repurchase plans	Total number of ordinary shares purchased as part of the publicly announced repurchase plans	Total number of units purchased as part of the publicly announced repurchase plans
February 2012	-	4,000	-
June 2012	-	60,675	-
January 2013	-	600,000	-
June 2013	80,000	94,100	-
August 2013	5,000	-	-
September 2013	-	73,990	-
October 2013	-	586,010	-
August 2014	547,600	-	-

* Each period covers the full calendar month indicated. There were no repurchases made in omitted months. Repurchases for September 2013 and earlier months were under the 2011 Repurchase Program. Repurchases for October 2013 onward were under the 2013 Repurchase Program.

In addition to the purchases made pursuant to the 2011 and 2013 Repurchase Programs, the Company also repurchased 1,570,000 ordinary shares held by Sun Yip Industrial Company Limited, an entity controlled by Mr. Sze-To, pursuant to a purchase agreement on December 1, 2011 at a price of U.S.$7.5 per share or approximately U.S.$11.8 million in cash, which shares were cancelled.

Further, pursuant to the mandatory redemption terms of an escrow agreement (as amended on December 16, 2011), a total of 806,293 ordinary shares held in escrow on account of the Company’s initial shareholders were automatically repurchased by the Company at the close of business on March 16, 2012 for an aggregate consideration of U.S.$0.01, which redeemed shares were likewise cancelled.

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain (loss) were HK$10,127, HK$2,102, (HK$8,206) and (HK$5,223) for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively.

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

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	4%-5%
Plant and machineries	20%-33.33%
Furniture, fixtures and equipment	20%-33.33%
Leasehold improvements	20%-33.33%
Computer equipment	33.33%-50%
Motor vehicles	20%
Moulds	33.33%-92%

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

Shipping and handling cost

Shipping and handling costs related to the delivery of finished goods are included in selling, general and administrative expenses. For the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, shipping and handling costs were HK$17,421, HK$12,474, HK$14,630 and HK$11,033, respectively.

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

The employees of the Company’s subsidiaries which operate in the PRC and Thailand are required to participate in a central pension schemes operated by the local municipal governments, respectively. PRC subsidiaries are required to contribute certain percentage of its payroll costs to the central pension scheme.

Contributions are recognized as an expense in consolidated statement of income as employees render services during the period. The Company's obligations under these plans are limited to the fixed percentage contributions payable.

Net income per share

Basic net income per share is computed by dividing net income available to ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. In computing the dilutive effect of potential ordinary shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of derivative securities.

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

Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-9, “Revenue from Contracts with Customers”, (ASU 2014-09), which create a new Topic, Accounting Standards Codification Topic 606. The standard is principle based and provides a five-step model to determine when and how revenue is recognized. AUS 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires entities to disclose both qualitative and quantitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgements effecting the recognition of revenue. The accounting standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of adopting this guidance.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual report beginnings ending after December 15, 2016 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.	Inventories

Inventories consist of the following:

	April 30,	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Raw materials	35,519	30,971	27,607	28,298
Work in progress	60,241	38,904	52,443	40,658
Finished goods	32,627	27,592	27,008	27,074
	128,387	97,467	107,058	96,030

The Company made allowances of HK$6,920, HK$4,108, HK$7,037 and HK$7,391 against the cost of inventories during the year ended April 30, 2012, the 8-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively, based on the assessment of the lower of cost or market.

4.	Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	April 30,	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Prepaid insurance	1,067	833	912	3,372
Prepaid electricity	380	426	11	720
Prepaid renovation	1,188	1,188	355	131
Rental deposits / prepaid rent	7,825	7,618	6,223	12,908
Deposit for the import processing arrangement	314	320	2,986	1,616
Loans to workers	5,506	5,217	8,348	11,439
Other receivables	2,181	18,260	7,333	12,207
Others	2,053	1,609	1,971	7,811
	20,514	35,471	28,139	50,204

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	April 30,	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Property, plant and equipment:
Buildings	55,680	123,712	164,074	132,986
Plant and machineries	793,044	263,618	326,767	303,933
Furniture, fixtures and equipment	143,837	110,897	136,096	92,370
Leasehold improvements	8,379	8,108	8,108	1,244
Computer equipment	16,828	9,262	13,146	15,122
Motor vehicles	11,018	8,618	10,095	9,895
Moulds	22,714	8,231	-	-
	1,051,500	532,446	658,286	555,550
Accumulated depreciation and amortization	(634,642)	(139,519)	(294,137)	(272,050)
Construction in progress	107,279	47,456	-	-
Property, plant and equipment, net	524,137	440,383	364,149	283,500

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

5.	Property, Plant and Equipment - Continued

As of April 30, 2012 and December 31, 2012, construction in progress mainly represents the new factory building and the staff dormitory located in Shenzhen under construction.

Depreciation and amortization of property, plant and equipment were HK$155,668, HK$102,749, HK$122,189 and HK$107,396 during the year ended April 30, 2012, the 8-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively.

Property, plant and equipment recorded under capital leases consist of the following:

	April 30,	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Property, plant and equipment recorded under capital leases:
Plant and machineries	5,362	-	-	-
Accumulated depreciation and amortization	(3,915)	-	-	-
Property, plant and equipment recorded under capital leases, net	1,447	-	-	-

Depreciation and amortization of property, plant and equipment recorded under capital leases were HK$1,072, HK$Nil, HK$Nil and HK$Nil for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively.

6.	Prepaid Lease Payments

As of April 30, 2012, December 31, 2012 and 2013, prepaid lease payments represented the prepayment of land use right for land located in Heyuan (with an expiry date on March 26, 2054) and for another three pieces of lands located in Shenzhen (with expiry dates on December 31, 2037, December 31, 2037 and February 28, 2040, respectively). During fiscal 2014, the subsidiary, Heyuan Sun Line (which owned the land use right for land located in Heyuan), had been disposed of and as a result of which, prepaid lease payments only comprised of the prepayment of land use right for the aforesaid three pieces of lands located in Shenzhen as of December 31, 2014.

Amortization of prepaid lease payments were HK$1,551, HK$1,034, HK$1,552 and HK$1,531 for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively.

7.	Bank Borrowings and Banking Facilities

The subsidiaries of the Company have credit facilities with various banks representing import loans, trust receipt, documentary credits, loans and overdraft. As of April 30, 2012, December 31, 2012, 2013 and 2014, these facilities totaled HK$414,221, HK$340,140, HK$420,200 and HK$380,200, respectively, of which HK$257,355, HK$243,248, HK$332,418 and HK$330,200 were unused as of April 30, 2012, December 31, 2012, 2013 and 2014, respectively. These facilities are granted with the provision of corporate and personal guarantees jointly by the Company, a subsidiary and a director of the Company to the banks.

As of April 30, 2012, December 31, 2012, 2013 and 2014, bank borrowings consisted of HK$79,194 import loans and HK$77,672 bank loans, and HK$69,093 import loans and HK$27,799 bank loans, and HK$30,282 import loans and HK$57,500 bank loans, and HK$Nil import loans and HK$50,000 bank loan respectively. All of the outstanding balances were supported by the facilities mentioned above. Import loans were granted from seven, six, six and five banks as of April 30, 2012, December 31, 2012, 2013 and 2014, respectively, as a kind of invoice financing with terms ranged from 3 to 6 months on top of the suppliers’ credit terms or invoice date. The interest margin thereon ranged from 1.25% to 2.20% per annum. Details of the bank loans were set out as follows:

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.	Bank Borrowings and Banking Facilities - Continued

During the year ended April 30, 2012, the 8-month period ended December 31, 2012 and the year ended December 31, 2013, Hang Seng Bank Limited granted the Company two loans including:

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

During the year ended December 31, 2014, under the term loan of HK$50,000 granted by the Bank of Tokyo-Mitsubishi UFJ, Ltd. bearing an interest rate of 1.5% per annum above HIBOR, an amount of HK$50,000 was outstanding which is repayable by 7 quarterly installments of HK$7,143 commencing on April 29, 2015.

The weighted average interest rates on the bank loans for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014 were 1.75%, 2.04%, 1.70% and 2.8% per annum, respectively.

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

Future minimum lease payments under these leases are as follows:

	April 30,	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Year ended April 30, 2012	306	-	-	-
Year ended December 31, 2013	-	-	-	-
	306	-	-	-
Less: Imputed interest	3	-	-	-
	303	-	-	-
Less: Current portion of capital lease obligations	303	-	-	-
Non-current portion of capital lease obligations	-	-	-	-

The Company recorded interest expense of HK$153, HK$380, HK$Nil and HK$Nil for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.	Other Payables and Accruals

Other payables and accruals consist of the following:

	April 30,	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Accrued salaries, wages and bonus	37,353	33,303	28,561	25,780
Accrued electricity and water	5,868	5,933	4,759	5,231
Deposit received	21,446	23,664	23,375	23,338
Provision for employees’ retirement benefit	12,175	15,835	20,416	20,967
Accrued commission and bonus	7,354	7,412	8,640	4,916
Accrued transportation expense	2,204	1,673	1,224	503
Accrued audit and professional fees	3,395	3,068	2,568	1,756
Accrued sundries expenses	16,201	14,118	11,341	8,263
Other payables	4,010	3,162	12,446	10,742
Derivative liabilities	811	418	54	-
Others	4,292	7,129	3,224	2,080
	115,109	115,715	116,608	103,576

10.	Income Taxes

The Company and its subsidiaries are subject to taxation in various jurisdictions including Hong Kong, PRC and Thailand. Pursuant to the rules and regulations of the Cayman Islands, the Company is not subject to any income tax in the Cayman Islands. The income of its subsidiaries which are incorporated in the BVI is not subject to taxation in the BVI under the current BVI law. Under the current Samoa law, subsidiary incorporated in Samoa is not subject to income tax as it has no business operations in Samoa. The subsidiary operating in Macao is exempted from income taxes as it is a qualified 58/99/M company. The subsidiaries operating in Thailand are subject to corporate income tax whereas Broadway Precision (Thailand) Co., Ltd. is exempted from corporate income tax for six years under Board of Investment privilege, and Broadway Industries (Thailand) Co., Ltd. is subject to corporate income tax at a prevailing rate of 20% under Board of Investment. The subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5%, 16.5% and 16.5% for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively, to the estimated income earned in or derived from Hong Kong if applicable.

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

Two of the PRC subsidiaries, Dongguan Sun Chuen and Heyuan Sun Line (disposed of during fiscal 2014), were granted with a five-year grandfather period in accordance with the PRC tax regulation, “GuoShuiFa (2007) No. 39” issued in 2007. Under the new EIT Law, they were entitled to a full exemption for two years starting from the first profit-making year followed by a 50% exemption for the next three years. For Dongguan Sun Chuen, the grandfather period started from January 1, 2007 as this was the first profit-making year and expired on December 31, 2011. Heyuan Sun Line had not been making profit so far, under the new EIT Law, the five-year grandfather period was deemed started on January 1, 2008 and expired on December 31, 2012.

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

In accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, 50% of the related income for the year arising in Hong Kong under the processing agreement has been determined is not subject to Hong Kong profits tax. The calculation of Hong Kong Profits Tax has been based on such tax relief.

Prior to December 2011, the operations of our Shenzhen Broadway Processing Factory were conducted pursuant to a processing agreement entered into between one of our former subsidiaries, Broadway Industrial Holdings Limited (“Broadway Industrial (BVI)”), incorporated in BVI, and a PRC counterparty approved by Shenzhen City Baoan District Economic Development Bureau. In December, 2011, Broadway Precision Technology Ltd., another of our wholly-owned subsidiaries incorporated in BVI, took up the role of Broadway Industrial (BVI) under the processing agreement. Operations of Shenzhen Broadway Processing Factory ceased as the processing agreement come to an end in December 2012.

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

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. The sum of accrued interest or penalties accrued on the consolidated balance sheets accumulated to HK$1,553 on the consolidated balance sheets as at December 31, 2014. The Company had no significant unrecognized tax benefits at December 2012, December 2013 and December 2014.

As of April 30, 2012, December 31, 2012, 2013 and 2014, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended April 30,	8-month Period ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Current tax
- Hong Kong	3,637	1,800	23,550	22,020
- PRC	13,826	4,276	3,429	6,393
- Other countries	-	-	609	(2,252)
Deferred tax	(652)	(2,732)	(23,854)	(2,681)
	16,811	3,344	3,734	23,480

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Income Taxes - Continued

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended April 30,	8-month Period ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	2,990	1,747	18,095	21,126
Effect of different tax rates in other jurisdictions	13,676	1,544	(5,456)	1,459
Effect of income not chargeable for tax purpose	(21)	(6)	(661)	(941)
Effect of expenses not deductible for tax purpose	818	19	12	126
Tax effect of unused tax losses not recognized	-	40	-	459
Tax effect of tax losses utilized	-	-	(593)	-
(Over)/under provision in previous years	(652)	-	(7,663)	1,251
	16,811	3,344	3,734	23,480

The components of deferred tax (liability)/asset recognized are as follows:

	April 30,	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Deferred tax (liability)/asset:
Net operating loss carry forwards	-	-	-	-
Reversal/(Accelerated) tax depreciation	(15,156)	(11,629)	12,225	14,212
Others	652	-	-	-

Net deferred tax (liability)/asset	(14,504)	(11,629)	12,225	14,212

11.	Net Income Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended April 30,		8-month Period ended December 31,		Year ended December 31,		Year ended December 31,
	2012		2012		2013		2014
	HK$		HK$		HK$		HK$

Basic and diluted income per share
Net income for the year – numerator		50,404		59,823		80,880		167,821
Weighted average number of basic and diluted ordinary shares outstanding - denominator		15,944,233		14,303,544		13,503,623		12,938,128

Basic and diluted income per share	HK$	3.2	HK$	4.2	HK$	6.0	HK$	13.0

In connection with the reverse acquisition and recapitalization, all share and per share amounts have been retroactively restated.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

12.	Commitments and Contingencies

Operating lease

The Company leases a number of properties under operating leases. Rental expenses under operating leases for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, were HK$21,728, HK$16,480, HK$23,238 and HK20,391, respectively.

As of December 31, 2014, the Company was obligated under non-cancellable operating leases minimum rentals as follows:

HK$

Years ending December 31,
2015	13,653
2016	6,004
2017	4,030
Thereafter	4,463
Total minimum lease payments	28,150

Capital commitment

As of December 31, 2014, the Company had capital commitments for purchase of plant and machineries totaling HK$13,590, which are expected to be disbursed during the year ending December 31, 2015.

Bonus Plan

The Company has established a bonus plan for the management/executive officers. Pursuant to the plan, in order for any bonus to be paid, the Company must achieve an annual net profit (excluding any extraordinary items) of HK$78,000 in any fiscal year, which is refer to as the “Net Profit Target”. If the Net Profit Target is achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target will be set aside to provide bonuses to the management/executive officers. Of the bonus pool that is created, Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning would currently be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to the remaining officers, subject to adjustment at the discretion of the board. Payment of any bonuses under the plan will be in cash or ordinary shares (to be purchased in the open market), at the board’s sole discretion. The plan has taken effect beginning with the fiscal year ended April 30, 2011. No bonuses were provided under the plan for the year ended April 30, 2012 and for the 8-month period ended December 31, 2012, as the Company did not meet the Net Profit Target for the year ended April 30, 2012 and there were only eight months operations for the 8-month period ended December 31, 2012. The Company met the Net Profit Target for the year ended December 31, 2013 and accordingly paid bonuses in the total sum of HK$115 under the plan to its management/executive officers.

The Company will pay bonus in cash according to the bonus plan for the year ended December 31, 2014 as Net Profit Target was met for the year.

13.	Employee Benefits

The Company contributes to a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its HK employees who are eligible to participate in the MPF Scheme. The total MPF contributions were HK$429, HK$330, HK$518 and HK$517 for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively.

Full time employees of the PRC and Thailand entities participate in government mandated multi-employer defined contribution plans pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The total provisions for such employee benefits were HK$32,928, HK$21,550, HK$33,053 and HK$43,050 for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively.

14.	Statutory Reserve Appropriation for PRC Subsidiaries

Pursuant to the laws and regulations applicable to the PRC, the Company’s wholly foreign owned subsidiaries must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the law applicable to foreign invested enterprises in the PRC, they were required annual appropriations of the general reserve fund no less than 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. Dongguan Sun Chuen has made appropriation at 10% of its accumulated after-tax profit upto its PRC year ended December 31, 2009 in May 31, 2011, while it has been operating at loss thereafter. For other PRC subsidiaries, no appropriation had been made as a result of their accumulated after-tax losses incurred in those years.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

15.	Warrants and Unit Purchase Options

On November 25, 2009, the Company sold 3,600,000 units in its initial public offering (the “Offering”) at an offering price of U.S.$10.00 per unit. Each unit consisted of one ordinary share, U.S.$0.001 par value, of the Company and one redeemable purchase warrant (“warrants”). Each warrant entitled the holder to purchase from the Company one ordinary share at an exercise price of U.S.$11.50. The warrants expired on November 18, 2014. As of April 30, 2012, December 31, 2012, 2013 and 2014, there were 4,781,122, 4,781,122, 4,696,122 and nil warrants outstanding.

The Company agreed to pay the underwriters in the Offering an underwriting discount of 7.0% of the gross proceeds of the Offering. However, the underwriters had agreed that 4.0% of the underwriting discounts would not be payable unless and until the Company completed a business combination and had waived their right to receive such payment upon the Company's liquidation if it was unable to complete a business combination. The underwriters subsequently agreed to waive their deferred discounts upon consummation of the business combination with Plastec described above. The Company also issued a unit purchase option (the “UPOs”), for U.S.$100, to Cohen & Company Securities, LLC (“Cohen Securities”), the representative of the underwriters in the Offering, and its designees to purchase 360,000 units (10% of the total number of units sold in the Offering) at an exercise price of U.S.$15.00 per unit (150% of the public offering price). The units issuable upon exercise of the UPOs were identical to the units sold in the Offering. This option became exercisable on December 16, 2010 and expired on November 18, 2014. The Company accounted for the fair value of the unit purchase option, net of the receipt of the U.S. $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders' equity. The Company estimated the fair value of this unit purchase option, as of the date of issuance, was approximately U.S.$2.14 per unit using a Black-Scholes option-pricing model.

The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.59% and (3) expected life of 5 years.

No UPOs were exercised before the end of the reporting period. The Company repurchased 70,375 UPOs on April 23, 2012. Outstanding UPOs as of April 30, 2012, December 31, 2012, 2013 and 2014 were 289,625, 289,625, 289,625 and nil, respectively.

For the year ended April 30, 2012, the 8-month period ended December 31, 2012 and the years ended December 31, 2013 and 2014, potential ordinary shares of 4,781,122, 4,781,122, 4,696,122 and nil shares related to warrants and 579,250, 579,250, 579,250 and nil shares related to UPOs, retroactively and respectively are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

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

As a result of the various floating rate bank borrowings being obtained during the period to support the Company's expansion, the Company entered into two interest rate swap contracts with two commercial banks to reduce the exposure to variability in future cash flows attributable to a portion of its borrowings. The Company did not use these derivative financial instruments for speculative or trading purpose, nor did it hold or issue leveraged derivative financial instruments. As of April 30, 2012 and December 31, 2012, the fair value of the two interest rate swap contracts amounted to HK$811 and HK$418, respectively. As of December 31, 2013, there was one interest rate swap contract outstanding and amounted to HK$54. During the year 2014, the outstanding interest rate swap contracts expired in September, 2014. The provision of the contract provides that the Company will pay the commercial banks a fixed rate of 2.07% p.a. and the commercial bank will pay the Company a variable rate equal to three-month HIBOR, which was 0.40%. The interest rate swap contracts were not designated as a hedging instrument under derivative accounting guidance, and gains and losses from changes in its fair value were therefore included in interest expenses. These interest rate swap contracts are classified as Level 2 in the fair value hierarchy under FASB ASC 820. The fair value of the interest rate swap contracts is arrived at by discounting the present value of the difference between the contractual swap rate and the current market swap rates on April 30, 2012, December 31, 2012 and 2013, respectively, utilizing the notional amounts and the remaining terms of the swap contracts.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

16.	Financial Instruments and Derivatives - Continued

The following table summarizes the Company’s fair value of outstanding derivatives:

	Consolidated Balance Sheet	April 30,	December 31,	December 31,	December 31,
	Presentation	2012	2012	2013	2014
		HK$	HK$	HK$	HK$
Derivatives not designated as hedging instruments
Fair value of interest rate swap contracts	Other payables and accruals	811	418	54	-

The impact on net income from derivatives activity for the year ended April 30, 2012, the 8-month period ended December 31, 2012, the years ended December 31, 2013 and 2014 are as follows:

	Presentation of gain or loss recognized on	Year ended April 30,	8-month Period ended December 31,	Year ended December 31,	Year ended December 31,
	derivatives	2012	2012	2013	2014
		HK$	HK$	HK$	HK$
Derivatives not designated as hedging instruments
Interest rate swap contracts	Changes in fair value of derivatives included in administrative expenses	215	271	42	-

17.	Operating risks

Concentrations of Major Suppliers

Three major suppliers provided approximately 27.4%, 23.3%, 29.0% and 23.6% of the Company’s purchases of raw materials which are mainly resins for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively. A substantial percentage of the Company’s trade payables are due to these suppliers which accounted for 21.7%, 13.9%, 12.8% and 26.5% of the total accounts payables as of April 30, 2012, December 31, 2012, 2013 and 2014, respectively.

Concentrations of Major Customers

A substantial percentage of the Company’s sales are made to two customers and are typically sold on an open account basis. The sales to the two major customers accounted for 18.7% and 35.6%, 13.7% and 36.4%, 14.7% and 44.4%, 10.8% and 42.0% of the total net sales for the year ended April 30, 2012, the 8-month period ended December 31, 2012, and for the years ended December 31, 2013 and 2014, respectively.

Concentrations of Credit Risk

The largest trade receivables balances from the five customers as of April 30, 2012, December 31, 2012, 2013 and 2014 respectively accounted for 65.3%, 66.7%, 79.5% and 74.2% of total trade receivables of the time. The Company has not experienced any significant difficulty in collecting its trade receivables in the past and is not aware of any financial difficulties being experienced by its major customers. There were bad debt expenses of HK$Nil, HK$Nil, HK$Nil and HK$Nil for the year ended April 30, 2012, the 8-month period ended December 31, 2012 and for the years ended December 31, 2013 and 2014, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

18.	Operating Segment and Geographical Information

The Company uses the management approach model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company consists of one reportable business segment which is provision of integrated plastic manufacturing services. All of the Company’s sales are from the manufacturing processes which are conducted in PRC and Thailand. The Company’s sales to customers by geographic destination are analyzed as follows:

	Year ended April 30,	8-month Period ended December 31,	Year ended December 31	Year ended December 31
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Asia-Pacific Region	742,327	462,837	482,725	539,167
Europe	542,410	380,062	573,102	524,552
The United States	6,486	90,989	111,288	144,092
	1,291,223	933,888	1,167,115	1,207,811

The location of the Company’s identifiable assets is as follows:

	April 30	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

PRC	723,210	616,777	598,889	514,260
Hong Kong	459,029	494,033	478,696	633,656
Macau	8,348	39,225	10,243	22,560
Thailand	3,142	27,396	62,899	97,034
United States	-	1,711	4,094	3,646
	1,193,729	1,179,142	1,154,821	1,271,156

19.	Subsequent Events

On April 9, 2015, the Company announced that its board of directors had declared a final cash dividend of U.S.$0.20 per share for the year ended December 31, 2014 payable on or about May 1, 2015 to the shareholders of record as of April 24, 2015.

The Company has evaluated all other subsequent events through April 15, 2015, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above described events, that required recognition or disclosures in the financial statements.

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

Balance Sheets

	April 30,	December 31,	December 31,	December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$
Assets
Current assets
Cash and cash equivalents	28,980	23,787	31,048	163,336
Amounts due from subsidiaries	-	-	100,056	287,836
Prepaid expenses	574	-	-	1,076
Dividend receivable	-	-	-	70,000
Total current assets	29,554	23,787	131,104	522,248
Investment in subsidiaries	1	1	1	1
Total assets	29,555	23,788	131,105	522,249

Liabilities and shareholders’ equity
Current liabilities
Account payable and accrued liabilities	369	369	609	416
Due to fellow subsidiaries	66,017	62,012	-	-
Tax payable	-	-	1,378	2,897
Total current liabilities	66,386	62,381	1,987	3,313
NET CURRENT ASSETS/(LIABILITIES)	(36,831)	(38,593)	129,118	518,936
TOTAL ASSETS AND LIABILITIES	(36,831)	(38,593)	129,118	518,936

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 14,352,903, 14,292,228, 12,938,128 and 12,938,128 shares issued and outstanding as of April 30, 2012 and December 31, 2012, 2013 and 2014, respectively)	112	112	101	101
Retained earnings/(Accumulated losses)	(36,943)	(38,705)	129,017	518,835
Total shareholders’ equity	(36,831)	(38,593)	129,118	518,936

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

21.	Condensed financial information of Plastec Technologies, Ltd. – Continued

Statements of operations and comprehensive income

	Year ended April 30,	8-month Period ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$

Revenues	-	-	224,758	414,000
Other incomes	4,803	3,323	12,192	12,119
Administrative expenses	(4,163)	(2,243)	(4,455)	(4,101)
Finance costs	-	(3)	-	-
Income before income tax expense	640	1,077	232,495	422,018
Income tax expense	-	-	(1,379)	(1,519)
Total comprehensive income	640	1,077	231,116	420,499

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

21.	Condensed financial information of Plastec Technologies, Ltd. – Continued

Statements of cash flows

	Year ended April 30,	8-month Period ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2012	2013	2014
	HK$	HK$	HK$	HK$
Cash flows from operating activities
Net income	640	1,077	231,116	420,499
Change in operating assets and liabilities
Prepaid expenses	(272)	574	-	(1,076)
Accounts payable and accrued liabilities	-	1	239	(193)
Income tax	-	-	1,378	1,519
Net cash provided by operating activities	368	1,652	232,733	420,749

Cash flows from investing activity
Increase in dividend receivable	-	-	-	(70,000)
Net cash used in investing activity	-	-	-	(70,000)

Cash flows from financing activities
Increase/(decrease) in amount due to subsidiaries	65,868	(4,005)	-	-
Increase in amount due from subsidiaries	-	-	(162,068)	(187,780)
Proceeds used in repurchase of shares and warrants	(92,026)	(2,840)	(63,404)	(406)
Dividend paid	-	-	-	(30,275)
Net cash used in financing activities	(26,158)	(6,845)	(225,472)	(218,461)
Net increase/(decrease) in cash and cash equivalents	(25,790)	(5,193)	7,261	132,288
Cash and cash equivalents, beginning of year/period	54,770	28,980	23,787	31,048
Cash and cash equivalents, end of year/period	28,980	23,787	31,048	163,336

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

76

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 22, 2015

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

77

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Unit Certificate (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.2	Specimen Warrant Certificate (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.3	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (included as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).
2.5	Form of Representative’s Unit Purchase Option (included as Exhibit 4.5 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).
4.1	English translation of Dongguan Sun Chuen Manufacturing Plant lease (included as Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.2	English translation of Shenzhen Broadway Manufacturing Plant lease (included as Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.3	English translation of Kunshan Broadway Manufacturing Plant lease (included as Exhibit 10.7 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.4	Sun Line Industrial Ltd. lease (included as Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.5	English translation of Broadway (Macao Commercial Offshore) Co. Limited lease (included as Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.6	English translation of Dongguan Sun Line Processing Agreement (included as Exhibit 10.12 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.7	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.8	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.9	Amendment No. 1 to Unit Purchase Options (included as Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.10	Agreement between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and certain Underwriters (included as Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.11	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference).
4.12	Amendment No.1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).
4.13	First Amendment to Employment Contract between Broadway (Macao Commercial Offshore) Company Limited) and Chin Hien Tan dated June 1, 2012 (included as Exhibit 4.24 to the Company’s Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on July 27, 2012 and incorporated herein by reference).
4.14	Lease agreement between Broadway Industries (Thailand) Co., Ltd. and PIAM Manufacturing Co., Ltd., dated May 1, 2012 (included as Exhibit 10.25 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 30, 2012).
4.15	Termination of Employment Contracts between Sun Line Industrial Limited and each of Kin Sun Sze-To and Ho Leung Ning, dated April 1, 2013 (included as Exhibit 4.31 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).

78

Exhibit No.	Description
4.16	Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.32 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.17	Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.33 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.18	First Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.19	First Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.20	English translation of Shenzhen Broadway Manufacturing Plant lease (included as Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.21	Second Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.22	Second Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.23	Second Amendment to Employment Contract between Chin Hien Tan and Broadway (Macao Commercial Offshore) Company Limited, dated December 05, 2013 (included as Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
8.1	List of Subsidiaries as of April 22, 2015.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

79