Form 20-F
period 2015-12-31
Plastec Technologies, Ltd.
filed 2016-04-06
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Kin Sun Sze-To, Chief Executive Officer, Plastec Technologies, Ltd. c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong Tel.: 852-21917155, Fax: 852-27796001
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

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2015, which are included in Item 18 to this Form 20-F.

Change in Fiscal Year

On September 11, 2012, we determined to change our fiscal year end from April 30 to December 31. The change in fiscal year end was made so that our fiscal year end would coincide with all our operating subsidiaries in the People’s Republic of China. This Form 20-F and the accompanying consolidated financial statements cover the years ended December 31, 2015, 2014 and 2013 and the 8-month period beginning May 1, 2012 and ending December 31, 2012. For a comparison of our operating results for the year ended December 31, 2012 to the year ended December 31, 2013 and a comparison of our operating results for the year ended December 31, 2013 to the year ended December 31, 2014, see note 20 to the consolidated financial statements. Financial information presented in note 20 and elsewhere in this Form 20-F for the year ended December 31, 2012 has not been audited and is presented for comparative purposes only.

Sale of Assets

On November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of our shareholding interests in Plastec. Upon completion of the proposed transaction, we will no longer own Plastec. Thereafter, our only operations will generally be to complete development projects, collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries and to explore other investment opportunities. The transaction is expected to be consummated after the fulfillment of certain closing conditions, as described herein and in the Agreement. For further information on the Agreement, see Item 4. This Form 20-F assumes that the transaction has not closed (which remains so, as of the date of this Form 20-F) and we accordingly are continuing to operate our business in the ordinary course as described herein.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data

Our fiscal year end date had been April 30 since the closing of our merger (discussed in Item 4 of this Form 20-F) until September 11, 2012, when we changed our fiscal year end date to December 31. The selected financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2015, 2014 and 2013, the 8-month period ended December 31, 2012 and the years ended April 30, 2012 and 2011.

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

	For the year ended						For the 8-month period ended		For the year ended
	ended December 31,						December 31,		April 30,
	2015		2014		2013		2012		2012		2011
	(HK$’000, except for per share data)

Revenues		1,298,493		1,207,811		1,167,115		933,888		1,291,223		1,323,533
Cost of revenues		(966,539)		(905,280)		(899,400)		(807,104)		(1,142,653)		(1,074,880)
Gross profit		331,954		302,531		267,715		126,784		148,570		248,653
Selling, general and administrative expenses		(173,238)		(152,912)		(166,969)		(66,330)		(81,557)		(83,584)
Other income		6,594		7,737		2,508		6,266		2,431		4,711
Write-off of property, plant and equipment		(7,134)		(442)		(14,920)		(4,058)		(690)		(1,791)
Gain/(loss) on disposal of property, plant and equipment		3,494		5,420		(2,836)		1,898		938		1,315
Gain on disposal of subsidiary		-		29,125		-		-		-		-
Income from operations		161,670		191,459		85,498		64,560		69,692		169,304
Interest income		1,339		1,530		276		166		218		124
Interest expense		(1,428)		(1,688)		(1,160)		(1,559)		(2,695)		(3,008)
Income before income tax expense		161,581		191,301		84,614		63,167		67,215		166,420
Income tax expense		(30,246)		(23,480)		(3,734)		(3,344)		(16,811)		(33,106)
Net income		131,335		167,821		80,880		59,823		50,404		133,314
Net income per share
Basic and diluted income per ordinary share	HK$	10.2	HK$	13.0	HK$	6.0	HK$	4.2	HK$	3.2	HK$	16.9
Basic and diluted weighted average number of ordinary shares		12,938,128		12,938,128		13,503,623		14,303,544		15,944,233		7,891,754

	December 31,				April 30,
	2015	2014	2013	2012	2012	2011

Total assets	1,302,872	1,271,156	1,154,821	1,179,142	1,193,729	1,201,927
Total liabilities	362,186	338,166	351,207	400,897	481,682	455,667
Total shareholders’ equity	940,686	932,990	803,614	778,245	712,047	746,260

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 1, 2016, which was HK$7.7537 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

Period	Period End	Average (1)	Maximum	Minimum
April 1, 2016	7.7537	7.7537	7.7537	7.7537
March 2016	7.7563	7.7603	7.7745	7.7528
February 2016	7.7763	7.7829	7.7969	7.7702
January 2016	7.7876	7.7812	7.8270	7.7505
December 2015	7.7507	7.7507	7.7527	7.7496
November 2015	7.7526	7.7506	7.7526	7.7498
October 2015	7.7496	7.7499	7.7503	7.7495

FY Ended Dec. 31, 2015	7.7507	7.7525	7.7685	7.7495
FY Ended Dec. 31, 2014	7.7531	7.7554	7.7648	7.7497
FY Ended Dec. 31, 2013	7.7539	7.7565	7.7629	7.7526
8 Months Ended Dec. 31, 2012	7.7507	7.7541	7.7699	7.7493
FY Ended April 30,
2012	7.7587	7.7719	7.7942	7.7551
2011	7.7673	7.7748	7.7926	7.7515
2010	7.7637	7.7552	7.7665	7.7497

Source:  The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

Labor costs in China have been increasing in recent years. As a percentage of cost of products sold, our labor costs for years ended December 31, 2015 and 2014 were 23.3% and 23.5%, respectively. Such costs could increase in the future. If labor costs in the PRC increase, our production costs will likely increase, which may in turn affect the selling prices of our products. We may not be able to pass on these increased costs to customers by increasing the selling prices of our products in light of competitive pressure in the markets where we operate. In such circumstances, our profit margin may decrease.

If the proper certificates of land use rights and building ownership certificates are not obtained or renewed, we could incur significant losses of revenue and have significant difficulty in performing the contracts with our customers to supply our products and services.

Certain of our manufacturing plants in Guangdong Province and Jiangsu Province rely on Tenancy Agreements with third parties or, in the case of our Shenzhen Broadway manufacturing plant, with our wholly-owned subsidiary Broadway Manufacturing Company Limited (as described on page 34 of this Form 20-F) for the use of land and premises that are necessary for the operation of our business. As of the date of this Form 20-F, the lessors of certain of those plants or we have not obtained the required land use rights certificates or building ownership certificates. Although we rely on the third party lessors to ensure that we may properly use the underlying land and have the proper land use rights to lease such land, it is unclear whether such lessors have the right to make the premises available to us for use. For our Shenzhen Broadway manufacturing plant, located on three parcels of land in Shenzhen, with an aggregate site area of approximately 47,190 square meters, we may not be able to obtain the required certificates for our use of these properties.

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

Plastec is an export-oriented processing manufacturer in China. As an export-oriented processing manufacturer, Plastec is currently substantially exempted from the value added tax because it imports approximately 64.3% of the raw materials needed for the manufacturing of its products and exports approximately 91.8% of its products for incorporation into goods sold outside China. But we cannot assure that the PRC government will not change the existing laws or regulations to reduce or eliminate certain existing economic support and incentives for export-oriented processing businesses. Any reduction or elimination by the PRC government of the various existing economic support and incentives accorded to export-oriented processing enterprises, or imposition by the PRC government of any restrictions or operational barriers with respect to export-oriented processing enterprises for political, financial or other reasons, may adversely affect our business prospects and results of operations.

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

We depend on five major customers, who collectively accounted for approximately 74.0%, 72.3%, 77.7%, 75.5% and 73.9% of our revenues for the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013, 2014 and 2015, respectively. Historically, our largest customer accounted for approximately 36.4%, 36.2%, 44.4%, 42.0% and 46.4% of our revenues for the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013, 2014 and 2015, respectively. We believe that we will continue to be dependent upon these customers for a significant portion of our business. Our ability to retain these customers, as well as other customers, and to add new customers is important to our ongoing success. The loss of one or more of our major customers, or delayed, reduced or cancelled orders or claims from any of our major customers, could have a material adverse impact on our business, financial condition and results of operations.

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

During the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013, 2014 and 2015, approximately 49.9%, 51.9%, 52.5%, 48.9% and 50.5% of our sales were denominated in Hong Kong dollars, respectively, and approximately 43.1%, 42.1%, 42.1%, 41.3% and 31.2% of our sales were denominated in U.S. dollars, respectively, and approximately 7.0%, 6.0%, 5.4%, 2.7% and 8.2% were denominated in Renminbi, respectively. The remaining 7.1% and 10.1% for the years ended December 31, 2014 and 2015 were denominated in Thai Baht, respectively. In contrast, approximately 57.9%, 62.6%, 35.8%, 28.0% and 33.5% of our purchases were denominated in Hong Kong dollars during the same time periods, and approximately 27.6%, 25.7%, 30.5%, 31.1% and 20.1% of our purchases were denominated in U.S. dollars, respectively. The remaining 14.5%, 11.7%, 31.5%, 33.6% and 35.7% were denominated in Renminbi during the same periods, whereas 2.2%, 7.3% and 10.7% of our purchases were denominated in Thai Baht for the years ended December 31, 2013, 2014 and 2015, respectively. Our direct labor costs and factory overhead, including electricity and utility costs, were also mainly denominated in Renminbi and some in Thai Baht in line with the locations of the operating factories. Our foreign currency exchange risk also arises from the mismatch between the currency of our sales and the currency of our costs of goods sold. In addition, our financial statements are expressed in Hong Kong dollars. Our balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and our income statement records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. Our net foreign exchange gains for the 8-month period and the year ended December 31, 2012 were HK$2.1 million and HK$3.4 million, respectively, our net foreign exchange loss for the years ended December 31, 2013 and 2014 was HK$8.2 million and HK$5.2 million, and our net foreign exchange gain for the year ended December 31, 2015 was HK$5.1 million, respectively. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact our business, financial condition and results of operations.

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

We are exposed to credit risks of our customers. Our trade receivables balances as at the 8-month period ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015 were approximately HK$257.3 million, HK$269.4 million, HK$278.6 million and HK$303.7 million, respectively. These accounted for approximately 36.8%, 35.8%, 29.2% and 32.5% of our current asset balances as at the 8-month period ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively. Our trade receivables turnover days for the 8-month period ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015 were 68 days, 84 days, 84 days and 85 days, respectively. We calculate our trade receivables turnover day by dividing our trade receivables balances at the end of the period by the turnover during the period, multiplied by actual days in the period (365 days for each year and 245 days for the 8-month period ended December 31, 2012). We made no provisions for doubtful trade receivables as at the 8-month period ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015 and no amounts of bad debts were written off in the 8-month period ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015. Our customers’ payments may not be made timely and they may not be able to fulfill their payment obligations. Defaults in payment by our customers may adversely affect our business, financial condition and results of operations.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, pursuant to which, the foreign exchange capital of foreign-invested enterprises shall be subject to the discretional foreign exchange settlement. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is temporarily determined as 100%. The SAFE also has the right to adjust the aforementioned proportion in due time based on the situation of international balance of payments. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. Such Renminbi capital may not in any case be used to grant the entrust loans in Renminbi (unless permitted by the scope of business), repay the inter-enterprise borrowings (including advances by the third party) or repay the bank loans in Renminbi that have been sub-lent to the third party. Violations of SAFE Circular 19 could result in suspension of the handling of foreign exchange business by banks. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans or capital contributions by us to our PRC subsidiaries.

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

Furthermore, the PRC government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any change in the environmental regulations, we may need to incur substantial capital expenditures to install, replace, upgrade or supplement our pollution control equipment, take additional protective and other measures against potential contamination or injury caused by hazardous materials, or make operational changes to limit any adverse impact or potential adverse impact on the environment.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

As required by the relevant PRC laws and regulations, our PRC subsidiaries must provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance, medical insurance and a housing accumulation fund. Our PRC subsidiaries are in material compliance with all applicable labor laws and regulations in the PRC and have provided their employees in the PRC with welfare schemes covering above-mentioned insurances. As of the date of this Form 20-F, we have provided the required contributions under the housing accumulation scheme by relevant local authorities. Should any relevant local authorities consider any of our PRC subsidiaries as not in compliance with the requirements in respect of those insurances and the housing accumulation fund scheme, our PRC subsidiaries may be ordered by the relevant authorities to make the unpaid contributions or be fined and thus, our future operations may be adversely affected.

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

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands (as the same may be supplemented or amended from time to time), or the “Companies Law,” and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

We may consider applying to have our ordinary shares listed on a national securities exchange at an opportune time. However, there is no assurance that such an application will be made or that we will be successful in our efforts to have our securities listed. If a national securities exchange does not list our securities or if it grants such listing and thereafter delists our securities, we could face significant material adverse consequences, including:

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

ITEM 4.               INFORMATION ON THE COMPANY.

A. Development of Our Company

Office Location

Our principal executive offices are located at c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong and our telephone number at that location is 852-21917155. Our registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and our registered agent is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Graubard Miller, our U.S. counsel, located at 405 Lexington Avenue, New York, New York 10174. We maintain a website at http://www.plastec.com.hk that contains information about our company, but that information is not part of this Form 20-F.

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

On September 25, 2013, we also announced a new repurchase program, under which and as the program was subsequently extended and expanded, we are allowed to repurchase up to $5 million of our units, ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2013 Repurchase Program.” The 2013 Repurchase Program is currently valid through September 25, 2016 and so far we have repurchased 586,010 ordinary shares and 547,600 public warrants thereunder.

On November 18, 2014, all issued and outstanding public warrants, insider warrants and unit purchase options expired and were cancelled accordingly.

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM will purchase, through the HK Subsidiary, the entirety of our shareholding interests in Plastec. Upon completion of the proposed transaction, we will no longer own Plastec. Thereafter, our only operations will generally be to complete development projects, collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries and to explore other investment opportunities. See below for further information.

B. Business Overview

Recent Transaction

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Under the Agreement, SYIM will purchase, through the HK Subsidiary, the entirety of our shareholding interests in Plastec (the “Target Share”) for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) is payable within 60 days after the China Securities Regulatory Commission (“CSRC”) approves the Private Placement (defined below). On March 30, 2016, SYB announced that its application for the Private Placement had passed through the examination and was now subject to official notice of approval by the CSRC. The remaining RMB 375,000,000 (or US$58,593,750) of the Transfer Price (the “Remaining Amount”) shall be deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, and shall be payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”) as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB 113,250,000 (US$17,695,313)
2017	HK$177,088,000	RMB 124,380,000 (US$19,434,375)
2018	HK$195,408,000	RMB 137,370,000 (US$21,464,063)

If the Performance Commitment for a given year is met, the corresponding Remaining Amount payable for such year shall be paid in full. If the actual net profit of Plastec in any relevant year is less than the Performance Commitment of such year but more than or equal to 80% thereof, then the corresponding Remaining Amount payable for such year shall be adjusted proportionately at that same rate. If the actual net profit of Plastec in any relevant year is less than 80% of the Performance Commitment of such year, then the corresponding Remaining Amount payable for such year, or any part thereof, will be temporarily withheld and the payment of which shall be dealt with the following year by reference to the percentage of the cumulative actual net profits of Plastec for the combined relevant years relative to the total Performance Commitment for such years (such rate, as averaged out, being referred to as “Average Cumulative Rate”) and restricted to circumstances set forth in the table below; provided that the corresponding Remaining Amount payable in any relevant year, or as averaged out, shall not exceed 100% of the percentages or the amounts specified in the Agreement.

Proportion of Actual Net Profit to Performance Commitment	Year of 2016	Year of 2017	Year of 2018

Less than 80%	Temporarily withheld	Temporarily withheld	No Payment

More than or equal to 80% but less than 100%	Pay at that same rate	Pay at actual rate for 2017 or at the Average Cumulative Rate*	Pay at actual rate for 2018 or at the Average Cumulative Rate**

More than or equal to 100%	Pay in full	Pay in full or at the Average Cumulative Rate*	Pay in full or at the Average Cumulative Rate**

* Payment at the Average Cumulative Rate would only occur when the actual performance of 2016 is less than 80% of the Performance Commitment for such year, in which case, the corresponding Remaining Amount payable for that year would be temporarily withheld. For instance, if the Average Cumulative Rate for 2016 and 2017 is less than 80%, while the 2017 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2017 corresponding Remaining Amount shall be paid at that 2017 rate), the 2016 withheld Remaining Amount or any part thereof shall not be paid and shall be extinguished. If the Average Cumulative Rate for 2016 and 2017 is more than or equal to 80%, the 2016 and 2017 corresponding Remaining Amount shall be paid at the Average Cumulative Rate.

** Payments at the Average Cumulative Rate only occur in the following two scenarios: (1) when the Average Cumulative Rate for both 2016 and 2017 is less than 80% (in which case, the corresponding Remaining Amount payable for those years will be temporarily withheld) and if upon consolidating 2018 performance, the Average Cumulative Rate is still less than 80% but the 2018 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2018 corresponding Remaining Amount shall be paid at that 2018 rate), the 2016 and 2017 withheld Remaining Amount or any part thereof shall not be paid and shall be extinguished. If the Average Cumulative Rate for all three years is more than or equal to 80%, then 2016 through 2018 corresponding Remaining Amount shall be paid at the Average Cumulative Rate; (2) if the 2016 actual net profit to Performance Commitment rate is more than or equal to 80% (and the corresponding Remaining Amount for 2016 has been paid at that 2016 rate), but that the 2017 actual net profit to Performance Commitment rate is less than 80% and if upon consolidating the 2017 and 2018 performance, the Average Cumulative Rate is still less than 80%, but the 2018 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2018 corresponding Remaining Amount shall be paid at that 2018 rate), the 2017 withheld Remaining Amount or any part thereof shall not be paid and shall be extinguished. If the Average Cumulative Rate for 2017 and 2018 is more than or equal to 80%, the 2017 and 2018 corresponding Remaining Amount shall be paid at the Average Cumulative Rate.

The parties also agreed that if Plastec’s cumulative actual net profits for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, 30% of the surplus shall be distributed to Plastec’s management team, including those members designated by the Company, in cash as a bonus (the "Performance Bonus").

To finance the Transfer Price, SYB, the shares of which are listed and traded on the ChiNext Board of Shenzhen Stock Exchange, intends to raise funds of no less than RMB 1,250,000,000 through a private placement (the “Private Placement”), which it will subsequently contribute to the capital of the HK Subsidiary to be utilized by the HK Subsidiary for the purchase of the Target Share. Should the funds to be raised through Private Placement fall short of RMB 1,250,000,000 for whatever reason, SYB has agreed to pay us, through the HK Subsidiary, any shortfall with funds raised by SYB through other means.

Upon completion of the proposed transaction, we will no longer own Plastec. Thereafter, our only operations will generally be to complete certain development projects, collect rental income from certain property we own and is being leased to one of Plastec’s subsidiaries and explore other investment opportunities.

Further information on the transaction can be found in our Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 16, 2015.

As indicated above, this Form 20-F assumes that the transaction has not closed (which remains so, as of the date of this Form 20-F) and we accordingly are continuing to operate our business in the ordinary course as described herein.

General

We are a vertically integrated plastic manufacturing services provider. We provide comprehensive precision plastic manufacturing services from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly through our wholly owned subsidiary, Plastec. For more information concerning our organizational structure as at the date of this Form 20-F, please refer to our chart of operating subsidiaries on page 36 of this Form 20-F.

We manufacture our products solely on the basis of customer orders. Our major customers include leading international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys.

The Asia-Pacific region has been our principal market, accounting for approximately 49.6%, 51.2%, 41.4%, 44.6% and 42.6% of our revenues for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively. Europe accounted for approximately 40.7%, 41.3%, 49.1%, 43.4% and 47.6% of our revenues for the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013, 2014 and 2015, respectively. The United States accounted for the balance for approximately 9.7%, 7.5%, 9.5%, 12.0% and 9.8% of our revenues for the 8-month period and the year ended December 31, 2012 and for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Our just-in-time delivery service

Our just-in-time delivery service is designed to meet our customers’ stringent inventory management systems and their demanding delivery schedules. We have strategically established our manufacturing facilities in Shenzhen of Guangdong Province and Kunshan of Jiangsu Province, China as well as in Bangkok of Thailand in order to stay close to our customers’ assembly plants there, which strategic positioning not only enables us to accommodate our customers’ just-in-time inventory management systems but also reduces our transportation costs and enhances our direct communications with customers.

Our stringent quality control

Our customers include major companies in their respective industries who are generally known for their high quality products sold throughout the world, and a majority of our products are used in well-known brands. We have imposed stringent quality control measures on each phase of our manufacturing process, including our raw materials, semi-finished products and finished products. Our quality control procedures are designed to enable us to promptly identify flaws or defects during the production process. The successful implementation of our quality control system is demonstrated by the low rate of goods returned, which was approximately 0.09%, 0.15%, 0.11%, 0.10% and 0.2% during the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively, based on our total revenues for the corresponding years and period of HK$933.9 million, HK$1,313.8 million, HK$1,167.1 million, HK$1,207.8 million and HK$1,298.5 million, respectively.

To ensure the quality of Plastec's manufacturing processes, Plastec has subjected its manufacturing facilities to various compliance standards and certifications available in the plastics industry. The most recent awards and certifications for each facility as of December 31, 2015 are presented in the following table:

Award/Certification	Latest Award Date	Manufacturing Facility	Certifying Organization
ISO 9001:2008 Certification	July 2015	Dongguan Sun Chuen Manufacturing Plant	SGS United Kingdom Ltd. (“SGS'')

ISO 14001:2004 Certification	October 2014	Dongguan Sun Chuen Manufacturing Plant	SGS

Certificate of Compliance (Component-fabricated parts)	January 2013	Dongguan Sun Chuen Manufacturing Plant	Underwriter Laboratories Inc. (“UL'')

ISO 9001:2008 Certification	August 2015	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing) Co. Ltd.

ISO 14001:2004 Certification	August 2015	Kunshan Broadway Manufacturing Plant	Kaixin Certification (Beijing) Co. Ltd.

ICTI Code of Business Practices (2013 Version) Certification	October 2015	Shenzhen Broadway Manufacturing Plant	ICTI Care Foundation

ISO 9001:2008 Certification	October 2014	Shenzhen Broadway Manufacturing Plant	SGS

ISO 14001:2004 Certification	June 2013	Shenzhen Broadway Manufacturing Plant	SGS

ISO/TS 16949:2009 Certification	October 2013	Shenzhen Broadway Manufacturing Plant	SGS

ISO 9001:2008 Certification	May 2013	Broadway Precision (Thailand) Co., Ltd.	SGS

ISO 9001:2008 Certification	May 2013	Broadway Industries (Thailand) Co., Ltd.	SGS

Certificate of Compliance (Component-fabricated parts)	December 2012	Broadway Industries (Thailand) Co., Ltd.	UL

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

We categorize our sales by geographic market on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we ship to such customers, as follows:

	8 months ended December 31,	Year ended December 31,
Revenues by geographic market	2012	2012	2013	2014	2015
Asia-Pacific Region	49.6%	51.2%	41.4%	44.6%	42.6%
Europe	40.7%	41.3%	49.1%	43.4%	47.6%
United States	9.7%	7.5%	9.5%	12.0%	9.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

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

Plastic injection manufacturing

To manufacture a molded plastic product, the mold is first mounted onto an injection molding machine and is clamped. Resin, in granular form, is then loaded into the machine, to be dehumidified and melted into viscous form. The viscous resin is then injected into the mold at high pressure. Coolant will then pass through the mold to solidify the resin into the shape required. When the plastic has cooled, the mold is unclamped and the product is ejected. We then perform quality checks on the products for flaws and defects before forwarding them for secondary-process finishing or packaging for shipment. The entire injection molding process takes approximately 15 to 70 seconds.

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

Production Facilities and Capacity

As of the date of this Form 20-F, we have production facilities in China and Thailand to carry out our manufacturing operations, all of which are located in Guangdong Province and Jiangsu Province, China and Saraburi Province, Thailand. As at the year ended December 31, 2015, the plant and machinery accounted for approximately 25.8% of our total assets in terms of net book values.

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

As at the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, our inventory level was approximately HK$97.5 million, HK$97.5 million, HK$107.1 million, HK$96.0 million and HK$105 million, respectively, and our inventory turnover during these time periods was 30, 31, 43, 39 and 40, respectively (based on 365 days a year and 245 days for an 8-month period ended December 31). We review our inventory level on an ongoing basis. Generally, we make provision for any slow-moving inventory that is older than six months. We may sell obsolete inventory as scrap and recognize income derived from such sales as part of our other income.

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

The five major customers, which accounted for 5.0% or more of our total revenues, collectively accounted for approximately 74.0%, 72.3%, 77.7% and 75.5% of our revenues for the 8-month period ended and the year ended December 31, 2012 and the years ended December 31, 2013 and 2014, respectively. The five major customers collectively accounted for approximately 73.8% of our revenues of which two of them accounted for 5.0% or more of our total revenues, and these two cutomers collectively accounted for 61.3% of our revenues for the year ended December 31, 2015. Historically, our largest customer accounted for approximately 36.4%, 36.2%, 44.4%, 42.0% and 46.4% of our revenues for the 8-month period ended and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively.

None of our directors, executive officers or significant shareholders or any of their affiliates has any ownership interest, direct or indirect, in any of our major customers. Related party transactions are disclosed in Item 7.B of this Form 20-F.

Major Suppliers and Raw Materials

We purchase a variety of raw materials, including resins, chemicals, solvent and mold base, from over 9 suppliers, of which 49.3% are based in Hong Kong, 23.9% are based in China, 20.6% are based in Thailand and 6.2% are based in Europe. Our customers determine the suppliers of specific raw materials to be used in their products. With our customer’s approved suppliers, we negotiate the price and quantity of raw materials with the suppliers. Our customers typically provide multiple suppliers for any specific raw material. To a significant extent, our customers maintain control over the quality and pricing of raw materials used in their products and we are generally allowed to pass through any significant raw material price increases or decreases to them.

We had three suppliers which accounted for 5.0% or more of our purchases for the 8-month period ended December 31, 2012, who collectively accounted for approximately 23.3% of our purchases in this 8-month period. We had two suppliers which accounted for 5.0% or more of our total purchases for the year ended December 31, 2012, who collectively accounted for approximately 19.8% of our purchases. We had 3 suppliers which accounted for 5.0% or more of our total purchases for the years ended December 31, 2013, 2014 and 2015, who collectively accounted for approximately 29.0%, 23.6% and 23.6%, of our purchases, respectively. Historically, our largest supplier accounted for approximately 10.5%, 12.4%, 12.4%, 9.5% and 14.0% of our purchases for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively.

The settlement for our purchase of raw materials are mostly denominated either in Hong Kong dollars or U.S. dollars or Reminbi or Thai Baht on an open account basis with credit terms ranging from 30 to 120 days.

As disclosed in the section above titled “Inventory Management ,” because our production is customer driven, we commence production only upon receipt of a customer’s purchase orders. Similarly, we purchase raw materials according to a pre-determined production schedule. We endeavor to minimize our inventory risk by purchasing the majority of raw materials only when needed to fulfill customers’ orders.

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

Pursuant to the requirements under the amended Law on Prevention of Water Pollution of the PRC, which became effective as of June 1, 2008, the amended Law on Prevention of Air Pollution of the PRC, which became effective as of January 1, 2016, and Administrative Regulations on Levy and Utilization of Sewage Charge, which became effective as of July 1, 2003, enterprises which discharge water or air pollutants must pay discharge fees based on the types and volumes of the pollutants discharged. The discharge fees are calculated by the local environmental protection authority, which will review and verify the types and volumes of pollutants discharged. In addition, the Law on Prevention and Control of Environmental Noise Pollution of the PRC, which was promulgated on October 29, 1996, regulates the prevention and control of noise pollution. Under the amended Law on Prevention of Environmental Pollution Caused by Solid Waste of the PRC, which became effective as of April 1, 2005 and was amended on June 29, 2013 and April 24, 2015 respectively, entities and individuals that collect, store, transport, utilize or dispose of solid waste must take precautions against the spread, loss and leakage of such solid waste and adopt other measures to prevent solid waste from polluting the environment.

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

Properties

As at December 31, 2015, Plastec’s manufacturing plants were subject to the following leases (referred to also as “Tenancy Agreements”):

Plant/ Subsidiary Lessee	Location	Lessor	Site area/Gross floor area (sq. m.)	Status of Land	Term of Lease	Fees
Dongguan Sun Chuen Manufacturing Plant/Dongguan Sun Chuen Plastic Products Co., Ltd.	Daling Village, Dalingshan Township, Dongguan City, Guangdong Province	Dongguan Fuxing Property Management Co., Ltd.	9,333/25,137	Collectively owned land	1/1/2015 to 5/31/2015 (1)	RMB 273,828 per month

Kunshan Broadway Manufacturing Plant/Broadway Precision Industrial (Kunshan) Ltd.	88 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	Kunshan Huixia Metals Manufacturing Co., Ltd.	7,142/8,191	Collectively owned land	8/10/2008 to 8/20/2018 (2)	RMB 72,275/month for first five years, subject to a 10% increase for the second five-year period

	168 Chang Shun Road, Chang Po Town, Kunshan City, Jiangsu Province	Village Committee of Jinhua Village, Zhangpu Town, Kunshan City	3,500/4,500	Collectively owned land	3/1/2010 to 3/1/2019 (3)	RMB 648,000/year for first four years, (4) RMB 712.800/year for the next five years

Broadway Thailand Manufacturing Plant/Broadway Industries (Thailand) Co., Ltd./Broadway Precision (Thailand) Co., Ltd.	39/1 Moo 5 Phaholyothin Road Tambui Nongyao, Ampere Mueng at Saraburi Province (18000), Thailand	PIAM Manufacturing Co., Ltd.	22,400/5,952	Privately owned land	5/1/2012 to 4/30/2021 (5)	1,156,176 baht per month (6)

	39/1 Moo 5 Phaholyothin Road Tambui Nongyao, Ampere Mueng at Saraburi Province (18000), Thailand	PIAM Manufacturing Co., Ltd.	22,400/4,434	Privately owned land	1/1/2015 to 12/31/2023 (7)	1,156,176 baht per month

Shenzhen Broadway Manufacturing Plant/Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited (8)	47,190/81,251 (10)	Collectively owned land	12/1/2015 to 11/30/2018	RMB 893,761 per month

Shenzhen Broadway Manufacturing Plant/Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited (9)	47,190/16,036 (10)	Collectively owned land	12/1/2015 to 11/30/2018	RMB 128,292 per month

(1)	The tenancy agreement was early terminated by mutual agreement on January 20, 2016.

(2)	The rental period for this lease is split into two five-year terms. The first five years of the period is the mandatory rental period. The second five years of the period is the optional rental period.

(3)	The rental period for this lease is split into two terms. The first four years of the period is the mandatory rental period. The second five years of the period is the optional rental period.

(4)	In the first year of the lease, the lessee subsidiary received a deduction of one month’s rent.

(5)	The initial term of the lease is through April 30, 2015 and has been extended and renewed to April 30, 2018. At the option of the lessee subsidiary, the lease may be further renewed for another three-year term beyond April 30, 2018.

(6)	The lessor agreed to waive the first two months’ rent.

(7)	The initial term of the lease is through December 31, 2017. Beyond that and at the option of the lessee subsidiary, the lease may be renewed further, initially, for a 1st three-year term through December 31, 2020 and, thereafter, for a 2nd three-year term through December 31, 2023.

(8)	The fees paid by the lessee are set off by the income of lessor and have no effect on a consolidated basis.

(9)	The premises are used for dormitory purposes. The fees paid by the lessee are set off by the income of lessor and have no effect on a consolidated basis.

(10)	These premises are located at the same site.

We also lease office space (through one of our subsidiaries) from Guan Shaohong, pursuant to an agreement for 653 square feet of space located at Alameda Dr. Carlos D’Assumpcao, No. 181-187, 12 Andar, B12, Edif. Centro Comercial do Grupo Brilhantismo, Macao. The renewed lease commenced on September 15, 2015 and expiring on September 14, 2017 with the monthly rental of HK$12,000.

Employees

As of December 31, 2015, we had an aggregate of 4,397 employees directly employed by us. We consider our relationships with our employees to be good and expect that these relationships continue in the future. We have not experienced any strikes or work stoppages by our employees since our inception.

The tables below show our employees by geographic area and function as of December 31, 2015.

Employees by geographic area

China	3989
Hong Kong	15
Macau	3
Thailand	390
Total:	4,397

Employees by function

Management	41
Marketing and support functions	45
Engineering	651
Production	3,299
General administration	361
Total:	4,397

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

The Asia-Pacific region has been our principal market, accounting for approximately 49.6%, 51.2%, 41.4%, 44.6% and 42.6% of our revenues for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively. Europe accounted for approximately 40.7%, 41.3%, 49.1%, 43.4% and 47.6% of our revenues for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively. The United States accounted for the balance for approximately 9.7%, 7.5%, 9.5%, 12.0% and 9.8% of our revenues for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively.

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

Our ability to retain existing customers and compete for additional customers and new businesses

We service principally a limited number of multinational corporations. We depend on approximately five major customers, who collectively accounted for approximately 74.0%, 72.3%, 77.7%, 75.5% and 73.9% of our revenues for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively. Historically, our largest customer accounted for approximately 36.4%, 36.2%, 44.4%, 42.0% and 46.4% of our revenues for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be twenty-five years, our leasehold improvements to be three to five years, our plants and machinery to be three to five years, our furniture, fixture and equipment to be three to five years, our computer equipment to be two to three years, our molds to be 13-month to three years and our motor vehicles to be five years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in the adjusted remaining useful lives.

Revenues

We derive revenues primarily from the sale of precision plastic parts and components in our role as an integrated plastic manufacturing services provider.

The Asia-Pacific region has been our principal market, accounting for approximately 49.6%, 51.2%, 41.4%, 44.6% and 42.6% of our revenues for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively. Europe accounted for approximately 40.7%, 41.3%, 49.1%, 43.4% and 47.6% of our revenues for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively. The United States accounted for the balance for approximately 9.7%, 7.5%, 9.5%, 12.0% and 9.8% of our revenues for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively. We determine the geographical market of our sales on the basis of the location of the customers that we are billing, regardless of the actual location of those goods we shipped.

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

	8 months ended December 31,		Year ended December 31,
	2012		2012		2013		2014		2015
Component	(HK$’000)%		(HK$’000)%		(HK$’000)%		(HK$’000)%		(HK$’000)%

Raw materials	291,606	36.1	418,245	36.5	359,245	39.9	385,297	42.6	375,986	38.9

Factory overheads	328,294	40.7	462,796	40.4	332,441	37.0	306,899	33.9	365,590	37.8

Direct labor costs	187,204	23.2	263,930	23.1	207,714	23.1	213,084	23.5	224,963	23.3

Total	807,104	100.0	1,144,971	100.0	899,400	100.0	905,280	100.0	966,539	100.0

Approximately 33.5% of our purchases of raw materials for the year ended December 31, 2015 were denominated in Hong Kong dollars, 20.1% in U.S. dollars, 35.7% in Renminbi and 10.7% in Thai Baht. The main factor affecting the prices of our raw materials is the supply and demand for resins, mold bases and paints. However, fluctuations in prices of raw materials have not significantly affected our gross margins primarily because our quotations to our customers have been on a “cost-plus” basis that took into account the pre-determined prices of these raw materials as requested by our customers. In addition, our quotations to customers are generally subject to revision in the event of any significant increase in raw material prices.

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

Operating Costs

Our operating costs are mainly comprised of administrative expenses and distribution costs, as well as interest expenses. Our administrative expenses and distribution costs comprise mainly staff costs, including our directors’ fees and remuneration, general administrative expenses, marketing expenses and office expenses, and constituted approximately HK$66.3 million, HK$94.7 million, HK$167.0 million, HK$152.9 million and HK$173.2 million for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively. In addition to the administrative expenses and distribution costs, on the disposals and write-off of fixed assets we recorded a loss of approximately HK$2.2 million and HK$2.1 million in the 8-month period and the year ended December 31, 2012, respectively, a loss of approximately HK$17.8 million in the year ended December 31, 2013, a gain of approximately HK$5.0 million in the year ended December 31, 2014, and a loss of approximately HK$3.6 million in the year ended December 31, 2015. Also, we recorded a gain on disposal of a subsidiary of approximately HK$29.1 million in the year ended December 31, 2014.

Our interest expenses include mainly bank interest and charges in relation to Plastec’s bank borrowings and finance leases, and constituted approximately HK$1.6 million, HK$2.4 million, HK$1.2 million, HK$1.7 million and HK$1.4 million for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015, respectively.

Income Tax

Due to the various tax incentives available to Plastec, our effective corporate income tax rates for the 8-month period and the year ended December 31, 2012 and the years ended December 31, 2013, 2014 and 2015 were 5.3%, 8.8%, 4.4%, 12.3% and 18.7%, respectively. The lower effective corporate income tax rates for the 8-month period and the years ended December 31, 2012 and 2013 was a combined result of more proportionate profit contributions from our operations in jurisdictions with lower tax rates as well as tax credits after disposals of certain fixed assets associated with deferred tax liabilities being eliminated and credited to the income statement during those periods.

Hong Kong .  Plastec is subject to income tax on its profits in Hong Kong at the prevailing corporate tax rate of 16.5%. Plastec makes provisions for its Hong Kong profit tax in its combined financial statements in reliance on the Departmental Interpretation and Practice Note No. 21 issued by the Hong Kong Inland Revenue Department regarding processing arrangements. Accordingly, Plastec’s relevant subsidiaries have made provisions at the prevailing Hong Kong profit tax rate on 50% of their estimated assessable profit from their sale of goods manufactured in China under their processing arrangements each year up to the end of December 2012. Since then, all of the subsidiaries in Hong Kong are subject to 16.5% tax rate.

China .  Plastec has, as of the date of this Form 20-F, operating subsidiaries with operations and production facilities in Guangdong and Jiangsu Provinces, in China.

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

Macau .  Under Decree-Law No. 58/59/M, a Macau company incorporated under such 58/59/M law is exempted from Macau complementary tax, or Macau income tax, as long as such 58/59/M company does not sell its products to a Macau resident. A Plastec subsidiary was incorporated in Macau on August 13, 2004 and is qualified as a 58/59/M company.

Thailand . The two subsidiaries of Plastec in Thailand are subject to corporate income tax. Under Board of Investment, one subsidiary is subject to a tax rate of 20%, while the other subsidiary obtained exemption in 2012 from corporate income tax for six years as tax privilege.

Review of Results of Operations

For the year ended December 31, 2015 compared to year ended December 31, 2014

Revenues. Our revenues for the year ended December 31, 2015 increased by HK$90.7 million or 7.5% to HK$1,298.5 million from HK$1,207.8 million in the year ended December 31, 2014. The increase in revenues was primarily a result of our continued focus on soliciting new orders from existing customers as well as our efforts in development and procuring new customers.

Cost of sales. Cost of sales for the year ended December 31, 2015 increased by HK$61.3 million or 6.8% to HK$966.5 million from HK$905.3 million in the year ended December 31, 2014. Our cost of sales comprised mainly of cost of raw materials, direct labor costs and factory overhead. Our cost of raw materials for the year ended December 31, 2015 decreased to HK$376.0 million, or approximately 38.9% of the total cost of sales, compared to HK$385.2 million, or approximately 42.6%, in the year ended December 31, 2014. Our direct labor costs increased to HK$225.0 million, or approximately 23.3% of the cost of sales, for the year ended December 31, 2015 compared to HK$213.1 million, or approximately 23.5%, in the year ended December 31, 2014. Our factory overhead increased to HK$365.5 million, or approximately 37.8% of the cost of sales, for the year ended December 31, 2015, compared to HK$306.9 million, or approximately 33.9%, in the year ended December 31, 2014.

Gross profit.  Our gross profit increased by approximately 9.8% to HK$332.0 million for the year ended December 31, 2015 from HK$302.5 million in the year ended December 31, 2014. Our gross profit margin increased to 25.6% from 25.0% between the two years. The increase was attributable to relatively better margins on our products and also our on-going efforts in streamlining our manufacturing operation and process.

Other income.  Our other income decreased by approximately 14.3% to HK$6.6 million for the year ended December 31, 2015 from HK$7.7 million in the year ended December 31, 2014 mainly attributable to scrap sales and various sundries income.

Selling, general and administrative expenses.  Total selling, general and administrative expenses increased by approximately 13.3% to HK$173.2 million for the year ended December 31, 2015 from HK$152.9 million in the year ended December 31, 2014, mainly due to increased selling related expenses and professional and governmental fees incurred during the year.

Interest expenses.  Our interest expenses decreased by approximately 17.6% to HK$1.4 million for the year ended December 31, 2015 from HK$1.7 million in the year ended December 31, 2014. The decrease was mainly due to a less utilization of banking facilities during the year.

Income before income tax expense.  Our income before income tax expense decreased by approximately 15.5% to HK$161.6 million for the year ended December 31, 2015 from HK$191.3 million in the year ended December 31, 2014. The decrease was partly because of the written off loss of those fixed assets after cessation of our Dongguan plant, resulted from re-structuring of production capacity during the year, while there was a one-time HK$29.1 million gain on disposal of a subsidiary, Heyuan Sun Line Industrial Ltd., in the year ended December 31, 2014.

Income tax expense.  Our income tax expenses increased by approximately 28.5% to HK$30.2 million, representing an effective tax rate of 18.7%, for the year ended December 31, 2015 from HK$23.5 million, representing an effective tax rate of 12.3%, in the year ended December 31, 2014. The increased tax expense in the year ended December 31, 2015 was a result of more income contributions from our operations in jurisdictions with higher tax rates as compared with the case in prior year period.

Net income.  Our net income decreased by approximately 21.8% to HK$131.3 million for the year ended December 31, 2015 from HK$167.8 million for the year ended December 31, 2014.

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

For the year ended December 31, 2013 compared to the year ended December 31, 2012

Revenues. Our revenues for the year ended December 31, 2013 decreased by HK$146.7 million or 11.1% to HK$1,167.1 million from HK$1,313.8 million in the year ended December 31, 2012. The decrease in revenues was primarily a result of our continued focus on soliciting relatively high margins products and phrasing out thin margined products.

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

Summary of Cash Flows

	8-month Period Ended December 31,		Year Ended December 31,
	2011	2012	2012	2013	2014	2015
		(HK$’000)
Net Cash From Operating Activities	178,991	247,566	285,489	158,303	256,221	241,687
Net Cash From Investing Activities	(102,952)	(73,414)	(104,459)	(50,127)	(368)	(150,437)
Net Cash From Financing Activities	(115,785)	(63,118)	(57,507)	(72,514)	(68,463)	(141,878)
	(39,746)	111,034	123,523	35,662	187,390	(50,628)

For the year ended December 31, 2015 compared to year ended December 31, 2014

Net cash generated from operating activities. For the year ended December 31, 2015, we generated a net cash inflow from operating activities of approximately HK$241.7 million, which comprised operating cash flow before changes in operating assets and liabilities of HK$229.3 million, adjusted for net inflows from changes in operating assets and liabilities of HK$12.4 million. The net cash inflow decreased by 5.7%, or HK$14.5 million, from HK$256.2 million for the year ended December 31, 2014, which was mainly contributed by the decreased net inflows from operating activities.

Net cash used in investing activities. We recorded a net cash outflow from investing activities of approximately HK$150.4 million for the year ended December 31, 2015, which was primarily attributable to the purchase of property, plant and equipment for our plants and capacity expansion including a HK$19.7 million investment in a piece of land in Kai Ping, PRC as well as facilities upgrading particularly for the Shenzhen and Thailand plants for an aggregate amount of HK$159.4 million, against the net proceeds of HK$8.9 million from disposals of plant and equipment during the year. Compared to the net cash outflow from investing activities of HK$0.4 million for the year ended December 31, 2014, the net cash used in investing activities was increased by HK$150.0 million.

Net cash generated from financing activities. We recorded a net cash outflow from financing activities of approximately HK$141.9 million for the year ended December 31, 2015. This was mainly due to approximately HK$20.8 million for the net repayment of bank borrowings, and approximately HK$121.1 million for the payment of dividends declared during the year. Compared to the net cash outflow of HK$68.5 million from financing activities for the year ended December 31, 2014, the net cash outflow was increased by 107.2% or HK$73.4 million.

For the year ended December 31, 2014 compared to year ended December 31, 2013

Net cash generated from operating activities. For the year ended December 31, 2014, we generated a net cash inflow from operating activities of approximately HK$256.2 million, which comprised operating cash flow before changes in operating assets and liabilities of HK$240.3 million, adjusted for net inflows from changes in operating assets and liabilities of HK$15.9 million. The net cash inflow increased by 61.9%, or HK$97.9 million, from HK$158.3 million for the year ended December 31, 2013, which was mainly contributed by the increased net inflows from operating activities.

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

For the year ended December 31, 2013 compared to the year ended December 31, 2012

Net cash generated from operating activities. For the year ended December 31, 2013, we generated a net cash inflow from operating activities of approximately HK$158.3 million, which comprised operating cash flow before changes in operating assets and liabilities of HK$201.5 million, adjusted for net outflows from changes in operating assets and liabilities of HK$43.2 million. The net cash inflow decreased by 44.6%, or HK$127.2 million, from HK$285.5 million for the year ended December 31, 2012, which was mainly contributed by the increased net outflows from changes in operating assets.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents, our borrowing capacity and the net proceeds from the merger, will provide sufficient funds to satisfy our working capital requirements, planned capital expenditures and debt repayments for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2015, we had a cash and bank balance of approximately HK$475.4 million, of which approximately HK$284.2 million was denominated in Hong Kong Dollars, approximately HK$119.1 million equivalent was denominated in US Dollars, approximately HK$59.2 million equivalent was denominated in Renminbi, while the balance of approximately HK$12.9 million equivalent were denominated in other currencies, respectively.

Indebtedness

The following table shows our indebtedness as of December 31, 2015:

Actual (HK$’000)
Short-term debt:
Bank loans	29,223
Long-term debt:
Bank loans	-
Total Indebtedness	29,223

Our indebtedness as of December 31, 2015 comprised short-term bank loans of HK$29.2 million and long-term loan of HK$nil million. As of December 31, 2015, we had available to us under various credit facilities in the aggregate of approximately HK$380.2 million, of which HK$351.0 million was unused.

Contractual Obligations and Commitments

The following table sets forth our contractual cash commitments as of December 31, 2015. Amounts for debt obligations are principal amounts only.

	Payment by Period
			Within	Within	After
		Within	2 – 3	4 – 5	5
	Total	1 Year	Years	Years	Years
	(HK$’000)

Short-term debt obligations	29,223	29,223	-	—	-
Long-term debt obligations	-	-	-	-	-
Operating lease obligations	19,234	9,221	9,870	143	-
	48,457	38,444	9,870	143	-
Capital commitments	17,027	17,027	-	-	-

TOTAL	65,484	55,471	9,870	143	-

The short-term and long-term debt obligations in the above table included the debts as disclosed under the section titled “Indebtedness” in Item 5.A of this Form 20-F.

The interest commitments for the short-term debt obligations to be paid within one year are estimated to be approximately HK$263,000, which amount is not included in the total amount of short-term debt obligations in the above table. This estimate is based on the terms of the short term debts and used three months HIBOR quoted as of December 31, 2015. The interest commitments for the long-term debt obligations to be paid are estimated to be approximately HK$nil, which amount is not included in the total amount of long-term debt obligations in the above table. This estimate is based on the terms of the long-term debts and using three months HIBOR quoted as of December 31, 2015.

The operating lease obligations in the above table included the rents payable for the leased properties as disclosed under the section titled “Properties” in Item 4.B of this Form 20-F.

As of December 31, 2015, we had capital commitments for purchase of plant and machineries totaling HK$17,027,000 which are expected to be disbursed during the year ending December 31, 2016.

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

Foreign exchange risk.  Plastec’s sales are mainly denominated in Hong Kong dollars and U.S. dollars. Plastec’s costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. We made a gain of approximately HK$2,102,000 for the 8-month period ended December 31, 2012, made a gain of approximately HK$3,394,000 for the year ended December 31, 2012, incurred loss of approximately HK$8,206,000 and approximately HK$5,223,000 for the years ended December 31, 2013 and 2014, respectively, and made a gain of approximately HK$5,112,000 for the year ended December 31, 2015. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage our foreign exchange risk exposure. In addition, Plastec’s financial statements are expressed in Hong Kong dollars but the functional currency of its principal operating subsidiaries in China is in Renminbi. To the extent Plastec’s PRC subsidiaries hold assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to our consolidated statement of income and decrease the value of our foreign currency denominated assets.

Interest rate risk.  Plastec’s exposure to interest rate risk relates to interest expenses incurred by its short-term and long-term borrowings. We have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2015, there was no interest rate swap contract outstanding. Historically, we have not been exposed to material risks due to changes in interest rates on any third-party debt. However, future interest expenses on our borrowings may increase due to changes in interest rates.

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

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2015.

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

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	54	Chairman of the Board and Chief Executive Officer
Chin Hien Tan (4)	56	Chief Operating Officer
Ho Leung Ning (4)	55	Chief Financial Officer
Eli D. Scher (1) (3)	36	Non-Executive Vice Chairman of the Board
J. David Selvia (2)	40	Director
Chung Wing Lai (1) (2) (3)	68	Director
Joseph YiuWah Chow (1) (2) (3)	56	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

Eli D. Scher has served as our Non-Executive Vice Chairman of the Board since January 2011, shortly after the consummation of the merger in December 2010. Previously, he served as GSME Acquisition Partners I’s Chief Executive Officer from its inception. Since June 2013, he has been the founder, Chairman and Chief Executive Officer of New Continuum Holdings Corporation, which owns and operates multi-tenant data centers. Prior to founding New Continuum, from April 2012 to February 2013, he served in various consulting and analyst roles for companies and funds controlled by Carl Icahn. From February 2011 to April 2012, Mr. Scher served as an investment analyst at Perella Weinberg Partners. From July 2007 to December 2010, Mr. Scher served as chief executive officer of GSME Capital Partners Inc., a principal investment business headquartered in Shanghai founded in July 2007. From July 2007 to February 2008, Mr. Scher served as chief development officer and a director of Media Communication Group, a high-technology, LED media business that is the exclusive operator of LED advertising screens in the subway systems of China’s major cities, and served as its chief financial officer from February 2008 to January 2011. Additionally, Mr. Scher co-founded Fundamental Films, a film distribution and production company, headquartered in Shanghai, in 2008 and served as a director until January 2011. From September 2003 to February 2007, Mr. Scher served as a principal at Daroth Capital Advisors LLC, which is involved in investing and advising clients on financings, mergers and acquisitions and restructurings, where he led the firm’s Asian business development efforts. We believe Mr. Scher’s past business experience and financial contacts and relationships make him well qualified to be a member of our board of directors. Mr. Scher received an A.B. in East Asia Studies from Princeton University in 2002. Mr. Scher is fluent in Mandarin Chinese.

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

As contemplated by the Agreement, we are obligated to use our best efforts to cause Mr. Chin Hien Tan and Mr. Ho Leung Ning, each of whom is also a director of certain of Plastec’s subsidiaries, to continue their offices therewith and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018. Additionally, if the cumulative net profits of Plastec for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, an amount equal to 30% of the surplus shall be distributed to Plastec’s management team, including those designated by us, in cash as a bonus (the “Performance Bonus”).

Compensation

Base Salary at Plastec subsidiaries level

The aggregate amount of base salary paid by Plastec’s subsidiaries during the year ended December 31, 2015 to our executive officers as a group for services in all service capacities was approximately HK$9.3 million.

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

As Net Profit Target was met for the year ended December 31, 2015, we will pay bonus in cash in the total sum of approximately HK$2,133,000 to our executive officers accordingly after the year end.

Summary Executive Compensation Table

The following table sets forth the compensation of our executive officers for the year ended December 31, 2015:

Name and Principal Position	Year ended December 31,	Salary (HK$)	Bonus (1) (HK$)	Total (HK$)
Kin Sun Sze-To	2015	5,086,576	777,000	5,863,576
Chairman of the Board and Chief Executive Officer
Chin Hien Tan	2015	2,193,918	583,000	2.776,918
Chief Operating Officer
Ho Leung Ning	2015	2,046,000	583,000	2,629,000
Chief Financial Officer

(1)	Bonus paid during the financial year ended December 31, 2015 was made with respect to financial results for year ended December 31, 2014.

 Compensation of Non-Executive Independent Directors

During the year ended December 31, 2014, each of Eli D. Scher (our non-executive Vice Chairman), J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow, our four non-executive independent directors, was paid HK$39,000, HK$20,000, HK$20,000 and HK$20,000, respectively, for each month that they continue to serve on our board. The aggregate amount of compensation paid to our non-executive independent directors during the year ended December 31, 2015 was HK$1,188,000.

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

A. Major Shareholders

The following table sets forth, as of April 1, 2016, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of April 1, 2016.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Major Shareholders:
Jing Dong Gao	633,787	(2)	4.9%
Cathay Plastic Limited (3)	1,208,292	(4)	9.3%
Kwok Wa Hung	1,014,753	(5)	7.8%
Directors and Executive Officers:
Kin Sun Sze-To	8,275,424	(6)	63.9%
Chin Hien Tan	449,538	(7)	3.5%
Eli D. Scher	12,169	(8)	*
Ho Leung Ning	241,971	(9)	1.9%
J. David Selvia	0
Chung Wing Lai	0
Joseph YiuWah Chow	0
All directors and executive officers as a group (7 individuals)	8,979,102		69.4%

*	Represents less than 1% of outstanding.

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.

(2)	Being the aggregate of (i) 291,262 ordinary shares purchased in a private transaction on December 8, 2010, as disclosed in Schedule 13D filed with the SEC on December 29, 2010, (ii) 208,800 ordinary shares released upon consummation of the merger with Plastec pursuant to the terms of Amendment No.1 to Stock Escrow Agreement dated as of December 16, 2010 plus (iii) 133,725 initial shares continue to be held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011 held by MCK Capital Co., Limited, an entity controlled by Mr. Gao. The business address of each is 762 West Beijing Road, Shanghai, China 200041.

(3)	The business address of Cathay Plastic Limited is c/o New China Management, Ltd., 14 th Floor, St. John’s Building, 33 Garden Road, Central, Hong Kong.

(4)	Each of the following entities and individuals may be considered the beneficial owner of the ordinary shares held by Cathay Plastic Limited: Cathay Capital Holdings, L.P., as the sole shareholder of Cathay Plastic Limited; Cathay Master GP, Ltd., as the general partner of Cathay Capital Holdings, L.P.; New China Capital Management, LP, as the investment manager of Cathay Capital Holdings, L.P.; NCCM, LLC and TAM China, LLC, as the general partners of New China Capital Management, LP; Hermann Leung, as an officer or director of Cathay Capital Holdings, L.P.; Paul Wolanksy, as an officer or director of Cathay Capital Holdings, L.P. and Cathay Master GP, Ltd. and sole member of NCCM, LLC; and Donald Sussman, as an officer or director of Cathay Master GP, Ltd. and sole member of TAM China, LLC. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 23, 2012.

(5)	The business address of Mr. Hung is c/o 16th Floor, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on March 03, 2015 and other information known to us.

(6)	Consists of 7,386,523 ordinary shares held by Sun Yip Industrial Company Limited and 888,901 ordinary shares held by Tiger Power Industries Limited (“Tiger Power”), each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on October 15, 2013.

(7)	Consists of 449,538 ordinary shares held by Fine Colour Limited, of which Mr. Tan is a 50% owner.

(8)	Representing Mr. Scher’s initial shares held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011. The foregoing information is derived from other information known to us.

(9)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning.

  As of April 6, 2016, there were 22 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 8 shareholders of record with addresses in the United States holding 2,072,467 (16.0%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 2,485 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

Personal guarantees provided by Kin Sun Sze-To

Kin Sun Sze-To has been providing personal guarantees as collateral to secure various credit facilities and the financing of machineries for Plastec and certain of its subsidiaries. As at December 31, 2015, the total amount of personal guarantees outstanding for such purposes was approximately HK$330.7 million.

Bonus Plan for Management/Executive Officers

The disclosure on the bonus plan set forth under the section titled “Directors, Senior Management and Employees — Compensation” in Item 6.B of this Form 20-F is incorporated herein by reference.

Employment Matters in connection with Share Transfer Agreement

The disclosure on the various employment matters to take effect upon closing of the Agreement set forth under the section titled “Directors, Senior Management and Employees — Compensation” in Item 6.B of this Form 20-F is incorporated herein by reference.

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

	8 months ended December 31	Year ended December 31,
Revenues by geographic market	2012	2012	2013	2014	2015
Asia-Pacific Region	49.6%	51.2%	41.4%	44.6%	42.6%
Europe	40.7%	41.3%	49.1%	43.4%	47.6%
United States	9.7%	7.5%	9.5%	12.0%	9.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Dividend Policy

The payment of dividends in the future will be entirely within the sole discretion of our board of directors. Whether future dividends will be declared will depend upon our future growth and earnings, of which there can be no assurance, and our cash flow needs for future development; all of which may be adversely affected by one or more of the factors discussed in Item 3.D of this Form 20-F “Risk Factors”. Accordingly, we may not declare or pay any additional dividends in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

 B. Significant Changes

See the notes to the financial statements included under Item 18 of this Form 20-F.

ITEM 9.       THE OFFER AND LISTING.-

A. Offer and Listing Details

Our units and ordinary shares are quoted on the OTC Bulletin Board under the symbols “PLTEF” and “PLTYF,” respectively. Our warrants were quoted on the OTC Bulletin Board under the symbol “PLTWF” before their expiry on November 18, 2014. Prior to February 4, 2011, our units, shares and warrants were quoted on the OTC Bulletin Board under the symbols “GSMEF,” “GSMXF” and “GSMWF,” respectively. The following table sets forth the range of high and low closing sale prices for the units and shares for the periods indicated.

	Ordinary Shares		Units
Period (1)	High	Low	High	Low
April 2016 (2)	$9.45	$9.45	$6.00	$6.00
March 2016	$9.50	$7.80	$6.00	$6.00
February 2016	$7.80	$7.80	$6.00	$6.00
January 2016	$7.80	$7.80	$6.00	$6.00
December 2015	$7.80	$7.80	$6.00	$6.00
November 2015	$8.00	$8.00	$6.00	$6.00
October 2015	$8.00	$8.00	$6.00	$6.00

Fiscal Quarter for
FY Ending Dec. 31, 2016:
First Quarter	$9.50	$7.80	$6.00	$6.00

Fiscal Quarter for
FY Ended Dec. 31, 2015:
Fourth Quarter	$8.00	$7.80	$6.00	$6.00
Third Quarter	$8.00	$6.50	$6.00	$6.00
Second Quarter	$6.50	$6.50	$6.00	$6.00
First Quarter	$6.50	$6.50	$6.00	$6.00
FY Ended Dec. 31, 2014:
Fourth Quarter	$6.50	$6.30	$5.00	$3.00
Third Quarter	$7.00	$6.00	$3.00	$3.00
Second Quarter	$6.20	$5.00	$3.00	$3.00
First Quarter	$6.30	$5.50	$3.00	$3.00

FY Ended Dec 31,
2015	$8.00	$6.50	$7.50	$3.00
2014	$7.00	$5.00	$7.50	$3.00
2013	$9.00	$5.50	$7.50	$3.00
2012	$9.90	$5.25	$6.50	$6.50
FY Ended April 30,
2012	$9.00	$5.25	$9.85	$6.25

(1)	In September 2012, the Company changed its fiscal year end from April 30 to December 31. Limited trading information is available for our securities prior to February 2011. Accordingly, we continue to provide information for full fiscal year ended April 30, 2012. We also provide information for full fiscal years ended December 31, 2012 and 2013.
(2)	Through April 1, 2016.

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

We may consider applying to have our ordinary shares listed on a national securities exchange at an opportune time. We can provide no assurance, however, that we will so apply, that any such exchange will approve our application, if made, or that our ordinary shares will ever become so listed.

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

Notice of a general meeting is to be given to all shareholders. All business transacted at an extraordinary general meeting or an annual general meeting is considered special business except:

·	the declaration and sanctioning of dividends;

·	consideration and adoption of the accounts and balance sheet and the reports of directors and auditors and other documents required to be annexed to the balance sheet;

·	the election of directors;

·	appointment of auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;

·	the fixing or remuneration of the auditors, and the voting of remuneration or extra remuneration to the directors;

·	the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the company representing not more than 20% in nominal value of its existing share capital; and

·	the granting of any mandate or authority to the directors to repurchase our securities.

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

Changes in Capital

We may increase our share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject. We may also by ordinary resolution:

·	consolidate and divide all or any of our share capital into shares of a larger amount;

·	sub-divide existing shares into shares of a smaller amount; and

·	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

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

Share Transfer Agreement.   The Agreement summarized under the section titled “Business – Recent Transaction” in Item 4.B of this Form 20-F is incorporated herein by reference.

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

U.S. Taxation

With respect to the U.S. tax matters discussed, this summary only applies to you if all of the following three points apply to you:

·	You own, directly or indirectly less than 10% of our capital stock;

·	You are any one of (a), (b), (c) or (d) below:

(a)	an individual citizen or resident of the United States,

(b)	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States, any of its states or the District of Columbia,

(c)	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

(d)	a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (ii) it has a valid election in place to be treated as a U.S. person;

·	You hold our ordinary shares as capital assets.

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

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

·	First, as a tax-free return of capital to the extent of your basis (determined for U.S. federal income tax purposes) in your ordinary shares which will reduce your adjusted tax basis of your ordinary shares. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those ordinary shares.

·	Second, the balance of the distribution in excess of your adjusted tax basis will be taxed as capital gain.

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Form 20-F. Please direct such requests to us, Attention Kin Sun Sze-To, c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

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

On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the merger and other related proposals, including proposals to amend our memorandum and articles to:

·	increase our authorized share capital to U.S.$101,000 divided into 100,000,000 ordinary shares of a par value of U.S.$0.001 each and 1,000,000 preferred shares of a par value of U.S.$0.001 each;

·	change our name from “GSME Acquisition Partners I” to “Plastec Technologies, Ltd.”; and

·	enable us to repurchase ordinary shares in order to facilitate the approval of the merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2015.

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

In November 2009, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. We will provide to any person upon request, without charge, a copy of our code of ethics. Please direct such requests in writing to us, Attention Kin Sun Sze-To, c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2015 and 2014 was Dominic K. F. Chan &Co.

The following table presents the aggregate fees for professional services and other services rendered by Dominic K. F. Chan & Co. to us for the years ended December 31, 2015 and 2014:

	Fiscal Year Ended December 31,		Fiscal Year Ended December 31,		Fiscal Year Ended December 31,
Service Category	2015		2014		2013
Audit Fees	HK$	970,000	HK$	880,000	HK$	850,000
Audit-Related Fees	HK$	197,500	HK$	220,000	HK$	380,000
Tax Fees	HK$	—	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—	HK$	—
Total Fees	HK$	1,167,500	HK$	1,100,000	HK$	1,230,000

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

In November 2011, our board of directors approved a $5 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. On August 06, 2015, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

We made no repurchases of our securities during the period covered by this Form 20-F. The approximate dollar value of securities that may be purchased under our current repurchase program stood at $1,431,918 as of the date of this Form 20-F.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

ITEM 16H.	MINE SAFETY DISCLOSURES.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

75

ITEM 18.	FINANCIAL STATEMENTS.

76

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the “Company”, formerly known as GSME Acquisition Partners I) and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as the “Group”) as of December 31, 2015, and 2014, and the related statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2015, 2014 and 2013. The preparation of these consolidated financial statements is the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 included in the Company’s Item 15 “Controls and Procedures” in the Annual Report on Form 20-F and, accordingly, we do not express an opinion thereon.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for the years ended December 31, 2015, 2014, and 2013, are in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co

Dominic K.F. Chan & Co

Certified Public Accountants

Hong Kong

Date: March 22, 2016

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2014	2015
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	528,527	475,361
Trade receivables, net of allowances for doubtful accounts of HK$nil and HK$nil as of December 31, 2014 and 2015, respectively	278,553	303,681
Inventories (note 3)	96,030	105,221
Bills receivable	-	5,782
Deposits, prepayment and other receivables (note 4)	50,204	44,473
Total current assets	953,314	934,518

Property, plant and equipment, net (note 5)	283,500	336,491
Prepaid lease payments, net (note 6)	19,692	18,165
Deferred tax assets (note 10)	14,212	13,260
Intangible assets	438	438
Total assets	1,271,156	1,302,872

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings (note 7)	21,429	29,223
Trade payables	125,854	111,658
Other payables and accruals (note 8)	103,576	152,095
Tax payable	58,736	69,210
Total current liabilities	309,595	362,186

Borrowings (note 7)	28,571	-
Total liabilities	338,166	362,186

Commitments and contingencies (note 11)	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2014 and 2015, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	10,137	7,599
Retained earnings	896,703	906,937
Total shareholders’ equity	932,990	940,686

Total liabilities and shareholders’ equity	1,271,156	1,302,872

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2013		2014		2015
	HK$		HK$		HK$

Revenues		1,167,115		1,207,811		1,298,493
Cost of revenues		(899,400)		(905,280)		(966,539)
Gross profit		267,715		302,531		331,954

Operating expenses, net
Selling, general and administrative expenses		(166,969)		(152,912)		(173,238)
Other income		2,508		7,737		6,594
Write-off of property, plant and equipment		(14,920)		(442)		(7,134)
(Loss)/gain on disposal of property, plant and equipment		(2,836)		5,420		3,494
Gain on disposal of subsidiary		-		29,125		-
Total operating expenses, net		(182,217)		(111,072)		(170,284)

Income from operations		85,498		191,459		161,670

Interest income		276		1,530		1,339
Interest expense		(1,160)		(1,688)		(1,428)
Income before income tax expense		84,614		191,301		161,581

Income tax expense (note 9)		(3,734)		(23,480)		(30,246)
Net income		80,880		167,821		131,335

Other comprehensive income
Foreign currency translation adjustment		3,377		(7,764)		(2,538)
Comprehensive income attributable to Plastec Technologies, Ltd.		84,257		160,057		128,797

Net income per share (note 10):

Weighted average number of ordinary shares		13,503,623		12,938,128		12,938,128

Weighted average number of diluted ordinary shares		13,503,623		12,938,128		12,938,128

Basic income per share attributable to Plastec Technologies, Ltd.	HK$	6.0	HK$	13.0	HK$	10.2

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$	6.0	HK$	13.0	HK$	10.2

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at January 1, 2013	14,292,228	112	85,332	14,524	678,277	778,245

Net income for the year	-	-	-	-	80,880	80,880
Share repurchases	(1,354,100)	(11)	(63,360)	-	-	(63,371)
Warrants repurchases	-	-	(33)	-	-	(33)
Capital contribution	-	-	4,516	-	-	4,516
Cumulative translation adjustment	-	-	-	3,377	-	3,377
Balance at December 31, 2013 and at January 1, 2014	12,938,128	101	26,455	17,901	759,157	803,614

Net income for the year	-	-	-	-	167,821	167,821
Dividend paid	-	-	-	-	(30,275)	(30,275)
Warrants repurchases	-	-	(406)	-	-	(406)
Cumulative translation adjustment	-	-	-	(7,764)	-	(7,764)

Balance at December 31, 2014 And at January 1, 2015	12,938,128	101	26,049	10,137	896,703	932,990

Net income for the year	-	-	-	-	131,335	131,335
Dividend paid	-	-	-	-	(121,101)	(121,101)
Warrants repurchases	-	-		-	-
Cumulative translation adjustment	-	-	-	(2,538)	-	(2,538)

Balance at December 31, 2015	12,938,128	101	26,049	7,599	906,937	940,686

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2013	2014	2015
	HK$	HK$	HK$
Operating activities
Net income	80,880	167,821	131,335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	123,741	108,927	94,229
Net loss/(gain) on disposal of property, plant and equipment	2,836	(5,420)	(3,494)
Gain on disposal of a subsidiary	-	(29,125)	-
Write-off of property, plant and equipment	14,920	442	7,134
Impairment on inventories	2,929	354	(680)
Deferred tax charge	(23,854)	(2,681)	757
Changes in operating assets and liabilities:
Trade receivables	(12,120)	(9,134)	(25,128)
Inventories	(12,520)	10,674	(8,511)
Deposits, prepayment and other receivables	7,332	(14,280)	1,479
Trade payables	(46,008)	20,427	(14,196)
Other payables and accruals	891	(12,444)	49,827
Tax payables	19,276	20,660	8,935
Net cash provided by operating activities	158,303	256,221	241,687

Investing activities
Purchase of property, plant and equipment	(54,436)	(50,521)	(159,377)
Proceeds from disposal of property, plant and equipment	6,634	7,138	8,940
Net proceeds from disposal of a subsidiary	-	43,015	-
Deposits for purchase of property, plant and equipment	(2,325)	-	-
Net cash used in investing activities	(50,127)	(368)	(150,437)

Financing activities
Repurchases of shares/warrants	(63,404)	(406)	-
Proceeds from bank borrowings	195,214	74,155	49,548
Repayment of bank borrowings	(204,324)	(111,937)	(70,325)
Dividends paid	-	(30,275)	(121,101)
Net cash used in financing activities	(72,514)	(68,463)	(141,878)

Net increase/(decrease) in cash and cash equivalents	35,662	187,390	(50,628)

Effect of exchange rate changes on cash and cash equivalents	3,377	(7,764)	(2,538)
Cash and cash equivalents, beginning of year	309,862	348,901	528,527
Cash and cash equivalents, end of year	348,901	528,527	475,361

Supplementary disclosures of cash flow information:
Interest paid, net	886	158	90

Income taxes paid	8,312	5,501	20,554

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background

Plastec Technologies, Ltd. (“Company”) (formerly known as “GSME Acquisition Partners I”), incorporated under the laws of Cayman Islands on March 27, 2008, and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as a group) are principally engaged in the provision of integrated plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. The Company’s manufacturing activities are performed in the People’s Republic of China (the “PRC” or “China”) and Thailand. The selling and administrative activities are mainly performed in China. During the year, a PRC incorporated subsidiary, namely Sun Line Precision Industrial (Zhuhai) Ltd. 珠海新丽模具有限公司 was deregistered.

As of December 31, 2015, details of the Company’s subsidiaries are as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Allied Sun Corporation Limited	August 20, 2008	Hong Kong	100%	Dormant

Broadway Industrial Holdings Limited	March 22, 2006	Hong Kong	100%	Trading and investment holding

Broadway Industries (Thailand) Co., Ltd.	August 2, 2011	Thailand	100%	Trading

Broadway Mold Co., Limited	April 21, 2015	BVI	100%	Dormant

Broadway Manufacturing Company Limited	August 17, 2005	BVI	100%	Property investment

Broadway Precision (Shenzhen) Co., Ltd. 百汇精密塑胶模具(深圳)有限公司	August 3, 2012	PRC	100%	Manufacturing of plastic parts and utensils

Broadway Precision (Thailand) Co., Ltd.	May 10, 2012	Thailand	100%	Manufacturing of plastic parts and utensils

Broadway Precision Co. Limited (previously named, Sun Luck Trading Limited)	March 18, 2010	Hong Kong	100%	Management services

Broadway Precision Industrial (Kunshan) Ltd. 昆山海汇精密模具工业有限公司	August 26, 2008	PRC	100%	Manufacturing of plastic parts and utensils

Broadway Precision Technology Limited	April 28, 2011	Hong Kong	100%	Dormant

Broadway Precision Technology Ltd. 百汇精密科技有限公司 (previously named, Pan Sino International Limited)	February 8, 2011	BVI	100%	Trading and investment holding

Broadway (Macao Commercial Offshore) Company Limited (Previously named Sun Line (Macao Commercial Offshore) Company Limited)	August 13, 2004	Macau	100%	Trading

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Dongguan Sun Chuen Plastic Products Co., Ltd. (“Dongguan Sun Chuen”) 东莞新川塑胶制品有限公司	December 8, 2004	PRC	100%	Manufacturing of plastic parts and utensils

Ever Ally Developments Limited 永協發展有限公司	January 30, 2015	Hong Kong	100%	Investment holding

Kai Ping Broadway Mold Tech Co., Limited 开平市百汇模具科技有限公司	June 16, 2015	PRC	100%	Manufacturing of plastic parts and utensils

Plastec International Holdings Limited	February 18, 2004	BVI	100%	Investment holding

Source Wealth Limited	March 18, 2010	Hong Kong	100%	Investment holding

Sun Line Industrial Limited	April 27, 1993	Hong Kong	100%	Investment holding

Sun Line Precision Ltd. (previously named, “Fast Achieve Enterprises Ltd.”)	March 10, 2004	BVI	100%	Trading and investment holding

Sun Line Services Limited	January 8, 2013	Hong Kong	100%	Management services

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

Sun Ngai Spraying and Silk Print (HK) Co., Limited	March 22, 2006	Hong Kong	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Investment holding

Viewmount Developments Ltd.	November 12, 2013	BVI	100%	Investment holding

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

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”).  Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions.  The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units (under ticker “PLTEF”), with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. In August 2015, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

* Each period covers the full calendar month indicated. There were no repurchases made in omitted months. Repurchases for September 2013 and earlier months were under the 2011 Repurchase Program. Repurchases for October 2013 onward were under the 2013 Repurchase Program. As of the date hereof, the approximate dollar value of securities that may be purchased under the Company’s current repurchase program stood at U.S.$1,431,918.

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain (loss) were (HK$8,206), (HK$5,223) and HK$5,112 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	4%
Plant and machineries	20%-33.33%
Furniture, fixtures and equipment	20%-33.33%
Leasehold improvements	20%-33.33%
Computer equipment	33.33%-50%
Motor vehicles	20%

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

Land use rights

Land use rights are stated at fair value less accumulated amortisation and accumulated impairment losses, if any.

Cost represents consideration paid for the rights to use the land on which various plants and buildings are situated for periods of the lease. Amortisation of land use rights is calculated on a straight-line basis over the periods of the lease.

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

Leases

Lease payments for operating leases, where substantially all of the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the life of the lease term.

Impairment of long-lived assets

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

Intangible asset

Intangible asset consist of acquired golf club membership. Intangible asset with an indefinite useful life is not amortized.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Fair value of financial instruments

The Company has no financial instruments that are measured at fair value.

The carrying amounts of cash and cash equivalents, short term bank deposits, accounts receivable and accounts payable, approximate their fair value due to the short-term maturities of such instruments.

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

Shipping and handling cost

Shipping and handling costs related to the delivery of finished goods are included in selling, general and administrative expenses. For the years ended December 31, 2013, 2014 and 2015, shipping and handling costs were HK$14,630, HK$11,033 and HK$11,320, respectively.

Borrowing cost

All other borrowing costs are expensed when incurred.

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

2.	Summary of Significant Accounting Policies – Continued

Earning per share

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

Dividends

Dividends are recorded in the period in which they are approved by the Company’s Board of Directors.

Operating segment

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the group’s various lines of geographical.

Contingencies

From time to time, the Company is subject to claims arising in the conduct of its business, including claims relating to product liability, employees, suppliers and public authorities. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Company will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Company will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel.

Recently issued accounting pronouncements

Revenue from Contracts with Customers: In May 2014, the FASB issued ASU 2014-9, “Revenue from Contracts with Customers”, (ASU 2014-09), which create a new Topic, Accounting Standards Codification Topic 606. The standard is principle based and provides a five-step model to determine when and how revenue is recognized. AUS 2014-09 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires entities to disclose both qualitative and quantitative information that enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including disclosure of significant judgements effecting the recognition of revenue. The accounting standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the impact of adopting this guidance.

Revenue from Contracts with Customers: In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual report beginnings ending after December 15, 2016 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Consolidation: In February 2015, the FASB issued ASU 2015-02, Consolidation (“ASU 2015-02”). ASU 2015-02 is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations and securitized structures. The new standard eliminates the previous deferral in Accounting Standards Codification (“ASC”) 810, which allowed reporting entities with interests in certain investment funds to follow previously issued consolidations guidance, and makes changes to both the variable interest model and the voting model. ASU 2015-02 is effective for annual periods beginning after December 15, 2015. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

Inventories: In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. Management believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.	Inventories

Inventories consist of the following:

	December 31,	December 31,
	2014	2015
	HK$	HK$

Raw materials	28,298	33,049
Work in progress	40,658	43,432
Finished goods	27,074	28,740
	96,030	105,221

The Company made/(reversed) allowances of HK$2,929, HK$354 and HK$(680) against the cost of inventories during the years ended December 31, 2013, 2014 and 2015, respectively, based on the assessment of the lower of cost or market.

4.	Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2014	2015
	HK$	HK$

Prepaid insurance	3,372	3,213
Prepaid electricity	720	1,510
Prepaid renovation	131	466
Rental deposits / prepaid rent	12,908	10,329
Deposit for the import processing arrangement	1,616	1,044
Loans to workers	11,439	12,502
Other receivables	12,207	7,107
Others	7,811	8,302
	50,204	44,473

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2014	2015
	HK$	HK$

Property, plant and equipment:
Buildings	132,986	136,099
Plant and machineries	303,933	343,771
Furniture, fixtures and equipment	92,370	103,779
Leasehold improvements	1,244	1,242
Computer equipment	15,122	19,859
Motor vehicles	9,895	11,607
Land use right	-	19,902
	555,550	636,259
Accumulated depreciation and amortization	(272,050)	(304,598)
Construction in progress	-	4,830
Property, plant and equipment, net	283,500	336,491

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

5.	Property, Plant and Equipment - Continued

The Group’s interests in land use right represent prepaid operating lease payment of land located in Kai Ping. The land use right in the PRC is leased held for medium term.

As of December 31, 2015, construction in progress mainly represents the production facilities and foundation work in construction in the factories located in China.

Depreciation and amortization of property, plant and equipment were HK$122,189, HK$107,396 and HK$92,702 during the years ended December 31, 2013, 2014 and 2015, respectively.

6.	Prepaid Lease Payments

As of December 31, 2014 and 2015, prepaid lease payments represented the prepayment of land use right for three pieces of lands located in Shenzhen (with expiry dates on December 31, 2037, December 31, 2037 and February 28, 2040, respectively). During fiscal 2014, the subsidiary, Heyuan Sun Line (which owned the land use right for land located in Heyuan), had been disposed of and as a result of which, prepaid lease payments only comprised of the prepayment of land use right for the aforesaid three pieces of lands located in Shenzhen as of December 31, 2014.

Amortization of prepaid lease payments were HK$1,552, HK$1,531 and HK$1,527 for the years ended December 31, 2013, 2014 and 2015, respectively.

7.	Bank Borrowings and Banking Facilities

The subsidiaries of the Company have credit facilities with various banks representing import loans, trust receipt, documentary credits, loans and overdraft. As of December 31, 2014 and 2015, these facilities totaled HK$380,200 and HK$380,200, respectively, of which HK$330,200 and HK$350,977 were unused as of December 31, 2014 and 2015, respectively. These facilities are granted with the provision of corporate and personal guarantees jointly by the Company, a subsidiary and a director of the Company to the banks.

As of December 31, 2014 and 2015, bank borrowings consisted of HK$Nil import loans and HK$50,000 bank loan, HK$652 import loans and HK$28,571 bank loan, respectively. All of the outstanding balances were supported by the facilities mentioned above. Import loans were granted from five and five banks as of, December 31, 2014 and 2015, respectively, as a kind of invoice financing with terms ranged from 3 to 6 months on top of the suppliers’ credit terms or invoice date. The interest margin thereon ranged from 1.25% to 1.88% per annum. Details of the bank loans were set out as follows:

During the year ended December 31, 2014, under the term loan of HK$50,000 granted by the Bank of Tokyo-Mitsubishi UFJ, Ltd. bearing an interest rate of 1.5% per annum above HIBOR, an amount of HK$50,000 was outstanding which is repayable by 7 quarterly installments of HK$7,143 commencing on April 29, 2015. As of December 31, 2015, an amount of HK$28,571 was outstanding.

The weighted average interest rates on the bank loans for the years ended December 31, 2013, 2014 and 2015 were 1.70%, 2.8% and 1.8% per annum, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

8.	Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2014	2015
	HK$	HK$

Accrued salaries, wages and bonus	25,780	29,819
Accrued electricity and water	5,231	4,598
Deposit received	23,338	45,260
Provision for employees’ retirement benefit	20,967	17,951
Accrued commission and bonus	4,916	7,149
Accrued transportation expense	503	962
Accrued audit and professional fees	1,756	4,203
Accrued sundries expenses	8,263	8,702
Other payables	10,742	30,920
Others	2,080	2,531
	103,576	152,095

9.	Income Taxes

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5% and 16.5% for the years ended December 31, 2013, 2014 and 2015, respectively, to the estimated income earned in or derived from Hong Kong if applicable.

Under the new PRC Enterprise Income Tax Law and Implementation Rules (“EIT Law”), the enterprise income tax rate on all domestic-invested enterprises and foreign investment enterprises in the PRC is 25%, unless they qualify for certain exemptions.

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

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. The sum of accrued interest or penalties accrued on the consolidated balance sheets accumulated to HK$2,063 on the consolidated balance sheets as at December 31, 2015. The Company had no significant unrecognized tax benefits at December 2014 and December 2015.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.	Income Taxes - Continued

As of December 31, 2014 and 2015, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2013	2014	2015
	HK$	HK$	HK$

Current tax
- Hong Kong	23,550	22,020	14,310
- PRC	3,429	6,393	16,218
- Other countries	609	(2,252)	(1,039)
Deferred tax	(23,854)	(2,681)	757
	3,734	23,480	30,246

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2013	2014	2015
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	18,095	21,126	9,330
Effect of different tax rates in other jurisdictions	(5,456)	1,459	15,936
Effect of income not chargeable for tax purpose	(661)	(941)	(136)
Effect of expenses not deductible for tax purpose	12	126	5,047
Tax effect of unused tax losses not recognized	-	459	-
Tax effect of tax losses utilized	(593)	-	-
(Over)/under provision in previous years	(7,663)	1,251	69
	3,734	23,480	30,246

The components of deferred tax asset recognized are as follows:

	December 31,	December 31,
	2014	2015
	HK$	HK$

Deferred tax asset:
Net operating loss carry forwards	-	-
Reversal tax depreciation	14,212	13,260
Others	-	-

Net deferred tax asset	14,212	13,260

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Net Income Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2013		2014		2015
	HK$		HK$		HK$

Basic and diluted income per share
Net income for the year – numerator		80,880		167,821		131,335
Weighted average number of basic and diluted ordinary shares outstanding - denominator		13,503,623		12,938,128		12,938,128

Basic and diluted income per share	HK$	6.0	HK$	13.0	HK$	10.2

In connection with the reverse acquisition and recapitalization, all share and per share amounts have been retroactively restated.

11.	Commitments and Contingencies

Operating lease

The Company leases a number of properties under operating leases. Rental expenses under operating leases for the years ended December 31, 2013, 2014 and 2015, were HK$23,238, HK20,391 and HK$19,538, respectively.

As of December 31, 2015, the Company was obligated under non-cancellable operating leases minimum rentals as follows:

HK$

Years ending December 31,
2016	9,221
2017	7,315
2018	2,555
Thereafter	143
Total minimum lease payments	19,234

Capital commitment

As of December 31, 2015, the Company had capital commitments for purchase of plant and machineries totaling HK$17,027, which are expected to be disbursed during the year ending December 31, 2016.

Bonus Plan

The Company has established a bonus plan for the management/executive officers. Pursuant to the plan, in order for any bonus to be paid, the Company must achieve an annual net profit (excluding any extraordinary items) of HK$78,000 in any fiscal year, which is refer to as the “Net Profit Target”. If the Net Profit Target is achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target will be set aside to provide bonuses to the management/executive officers. Of the bonus pool that is created, Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning would currently be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to the remaining officers, subject to adjustment at the discretion of the board. Payment of any bonuses under the plan will be in cash or ordinary shares (to be purchased in the open market), at the board’s sole discretion. The plan has taken effect beginning with the fiscal year ended April 30, 2011. The Company met the Net Profit Target for the year ended December 31, 2013 and 2014 and accordingly paid bonuses in the total sum of HK$115 and HK$2,428, respectively under the plan to its management/executive officers.

The Company will pay bonus in cash according to the bonus plan for the year ended December 31, 2015 as Net Profit Target was met for the year.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

12.	Employee Benefits

The Company contributes to a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance, for all of its HK employees who are eligible to participate in the MPF Scheme. The total MPF contributions were HK$518, HK$517 and HK$619 or the years ended December 31, 2013, 2014 and 2015, respectively.

Full time employees of the PRC and Thailand entities participate in government mandated multi-employer defined contribution plans pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The total provisions for such employee benefits were HK$33,053, HK$47,711 and HK$49,640 for the years ended December 31, 2013, 2014 and 2015, respectively.

13.	Statutory Reserve Appropriation for PRC Subsidiaries

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

14.	Warrants and Unit Purchase Options

On November 25, 2009, the Company sold 3,600,000 units in its initial public offering (the “Offering”) at an offering price of U.S.$10.00 per unit. Each unit consisted of one ordinary share, U.S.$0.001 par value, of the Company and one redeemable purchase warrant (“warrants”). Each warrant entitled the holder to purchase from the Company one ordinary share at an exercise price of U.S.$11.50. The warrants expired on November 18, 2014. As of December 31 2014, there was nil warrants outstanding.

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

No UPOs were exercised before December 31, 2014. Outstanding UPOs as of December 31, 2014 was nil.

For the years ended December 31, 2014 and 2015, potential ordinary shares of nil and nil shares related to warrants and nil and nil shares related to UPOs, retroactively and respectively are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

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

As a result of the various floating rate bank borrowings being obtained during the period to support the Company's expansion, the Company entered into two interest rate swap contracts with two commercial banks to reduce the exposure to variability in future cash flows attributable to a portion of its borrowings. The Company did not use these derivative financial instruments for speculative or trading purpose, nor did it hold or issue leveraged derivative financial instruments. During the year 2014, the outstanding interest rate swap contracts expired in September, 2014. The provision of the contract provides that the Company will pay the commercial banks a fixed rate of 2.07% p.a. and the commercial bank will pay the Company a variable rate equal to three-month HIBOR, which was 0.40%. The interest rate swap contracts were not designated as a hedging instrument under derivative accounting guidance, and gains and losses from changes in its fair value were therefore included in interest expenses. These interest rate swap contracts are classified as Level 2 in the fair value hierarchy under FASB ASC 820. The fair value of the interest rate swap contracts is arrived at by discounting the present value of the difference between the contractual swap rate and the current market swap rates on December 31, 2013, utilizing the notional amounts and the remaining terms of the swap contracts.

The impact on net income from derivatives activity for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Presentation of gain or loss recognized on	Year ended December 31,	Year ended December 31,	Year ended December 31,
	derivatives	2013	2014	2015
		HK$	HK$	HK$
Derivatives not designated as hedging instruments
Interest rate swap contracts	Changes in fair value of derivatives included in administrative expenses	42	-	-

16.	Operating risks

Concentrations of Major Suppliers

Three major suppliers provided approximately 29.0%, 23.6% and 28.2% of the Company’s purchases of raw materials which are mainly resins for the years ended December 31, 2013, 2014 and 2015, respectively. A substantial percentage of the Company’s trade payables are due to these suppliers which accounted for 26.5% and 16.3% of the total accounts payables as of December 31, 2014 and 2015, respectively.

Concentrations of Major Customers

A substantial percentage of the Company’s sales are made to two customers and are typically sold on an open account basis. The sales to the two major customers accounted for 14.7% and 44.4%, 10.8% and 42.0%,14.9% and 46.4% of the total net sales for the years ended December 31, 2013 ,2014 and 2015, respectively.

Concentrations of Credit Risk

The largest trade receivables balances from the five customers as of December 31, 2014 and 2015, respectively accounted for 74.2% and 73.9% of total trade receivables of the time. The Company has not experienced any significant difficulty in collecting its trade receivables in the past and is not aware of any financial difficulties being experienced by its major customers. There were bad debt expenses of HK$Nil and HK$Nil for the years ended December 31, 2014 and 2015, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

17.	Operating Segment and Geographical Information

The Company uses the management approach model for segment reporting. The management approach model is based on the way a Company’s management organizes segments within the Company for making operating decisions and assessing performance. The Company consists of one reportable business segment which is provision of integrated plastic manufacturing services. All of the Company’s sales are from the manufacturing processes which are conducted in PRC and Thailand. The Company does not allocate any assets and liabilities to the three geographic segments as management does not use the information to measure the performance of the reportable segments.

(i) The Company’s sales to external customers by geographic destination are analyzed as follows:

	Year ended December 31	Year ended December 31	Year ended December 31
	2013	2014	2015
	HK$	HK$	HK$

Revenue from external customers
Asia-Pacific Region	482,725	539,167	552,641
Europe	573,102	524,552	617,951
The United States	111,288	144,092	127,901

Reporting segment revenue	1,167,115	1,207,811	1,298,493

(ii) The location of the Company’s identifiable assets other than acquired intangible asset and liabilities by business operations are as follows:

	December 31,	December 31,	December 31,
	2013	2014	2015
	HK$	HK$	HK$
Identifiable assets
PRC	598,889	514,260	614,572
Hong Kong	478,258	633,218	493,791
Macau	10,243	22,560	23,148
Thailand	62,899	97,034	116,723
United States	4,094	3,646	54,200

	1,154,383	1,270,718	1,302,434

Identifiable liabilities
PRC	103,272	98,567	118,875
Hong Kong	221,566	193,209	188,209
Macau	17,764	21,892	24,795
Thailand	8,605	24,498	30,307

	351,207	338,166	362,186

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

17.	Operating Segment and Geographical Information - Continued

(iii) Reconciliations of reportable segment revenues, assets and liabilities

	Year ended December 31	Year ended December 31	Year ended December 31
	2013	2014	2015
	HK$	HK$	HK$

Reporting segment revenue	1,167,115	1,207,811	1,298,493

Assets
Current assets	753,517	953,314	934,518
Non-current financial assets	388,641	303,192	354,656
Deferred tax assets	12,225	14,212	13,260
Consolidated total assets before intangible asset	1,154,383	1,270,718	1,302,434
Intangible asset	438	438	438

Consolidated total assets	1,154,821	1,271,156	1,302,872

Liabilities
Liabilities excluding tax liabilities	309,818	279,430	292,976
Tax liabilities	41,389	58,736	69,210

Consolidated total liabilities	351,207	338,166	362,186

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

18.	Subsequent Events

On November 14, 2015, the Company entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of the shareholding interests in our wholly-owned subsidiary, Plastec International Holdings Limited (“Plastec”) for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”).

The transaction is expected to be consummated (the “Closing”) after the required approval by the Company’s shareholders and the fulfillment of certain other conditions, as described herein and in the Agreement. However, there can be no assurance that Closing will actually occur.

Upon Closing, the Company will no longer own Plastec. Thereafter, the Company only operations will generally be to complete certain projects currently under way, collect rental income from certain property the Company own and is being leased to one of Plastec’s subsidiaries and explore other investment opportunities.

On March 22, 2016, the Company announced that its board of directors had declared a final cash dividend of U.S. $0.20 per share for the year ended December 31, 2015 payable on or about April 12, 2016 to the shareholders of record as of April 05, 2016.

The Company is applying de-registration of its wholly-owned subsidiary, Dongguan Sun Chuen to the relevant government departments in the PRC.

The Company has evaluated all other subsequent events through March 22, 2016, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above described events, that required recognition or disclosures in the financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

19.	Condensed financial information of Plastec Technologies, Ltd.

The condensed financial statements of Plastec Technologies, Ltd. have been prepared in accordance with accounting principles generally accepted in the United States of America.

Balance Sheets

	December 31,	December 31,
	2014	2015
	HK$	HK$
Assets
Current assets
Cash and cash equivalents	163,336	188,604
Amount due from a subsidiary	287,836	287,836
Prepaid expenses	1,076	1,170
Dividend receivable	70,000	-
Total current assets	522,248	477,610
Investment in subsidiaries	1	1
Total assets	522,249	477,611

Liabilities and shareholders’ equity
Current liabilities
Account payable and accrued liabilities	416	6,001
Tax payable	2,897	3,129
Total current liabilities	3,313	9,130
NET CURRENT ASSETS	518,935	468,480
TOTAL ASSETS AND LIABILITIES	518,936	468,481

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	101	101
Retained earnings	518,835	468,380
Total shareholders’ equity	518,936	468,481

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

19.	Condensed financial information of Plastec Technologies, Ltd. – Continued

Statements of operations and comprehensive income

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2013	2014	2015
	HK$	HK$	HK$

Revenues	224,758	414,000	74,000
Other incomes	12,192	12,119	13,091
Administrative expenses	(4,455)	(4,101)	(16,213)
Income before income tax expense	232,495	422,018	70,878
Income tax expense	(1,379)	(1,519)	(232)
Total comprehensive income	231,116	420,499	70,646

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

19.	Condensed financial information of Plastec Technologies, Ltd. – Continued

Statements of cash flows

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2013	2014	2015
	HK$	HK$	HK$
Cash flows from operating activities
Net income	231,116	420,499	70,646
Change in operating assets and liabilities
Prepaid expenses	-	(1,076)	(94)
Accounts payable and accrued liabilities	239	(193)	5,585
Income tax	1,378	1,519	232
Net cash provided by operating activities	232,733	420,749	76,369

Cash flows from investing activity
(Increase)/decrease in dividend receivable	-	(70,000)	70,000
Net cash (used in)/provided by investing activity	-	(70,000)	70,000

Cash flows from financing activities
Increase in amount due from subsidiaries	(162,068)	(187,780)	-
Proceeds used in repurchase of shares and warrants	(63,404)	(406)	-
Dividend paid	-	(30,275)	(121,101)
Net cash used in financing activities	(225,472)	(218,461)	(121,101)
Net increase in cash and cash equivalents	7,261	132,288	25,268
Cash and cash equivalents, beginning of year	23,787	31,048	163,336
Cash and cash equivalents, end of year	31,048	163,336	188,604

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

77

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 6, 2016

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

78

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Unit Certificate (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.2	Specimen Warrant Certificate (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.3	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (included as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).
2.5	Form of Representative’s Unit Purchase Option (included as Exhibit 4.5 to the Company’s Registration Statement on Form F-1 filed on November 13, 2009 and incorporated herein by reference).
4.1	English translation of Dongguan Sun Chuen Manufacturing Plant lease (included as Exhibit 10.5 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.2	English translation of Shenzhen Broadway Manufacturing Plant lease (included as Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.3	English translation of Kunshan Broadway Manufacturing Plant lease (included as Exhibit 10.7 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.4	Sun Line Industrial Ltd. lease (included as Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.5	English translation of Broadway (Macao Commercial Offshore) Co. Limited lease (included as Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.6	English translation of Dongguan Sun Line Processing Agreement (included as Exhibit 10.12 to the Company’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 27, 2013).
4.7	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.8	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.9	Amendment No. 1 to Unit Purchase Options (included as Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.10	Agreement between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and certain Underwriters (included as Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.11	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference).
4.12	Amendment No.1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).
4.13	First Amendment to Employment Contract between Broadway (Macao Commercial Offshore) Company Limited) and Chin Hien Tan dated June 1, 2012 (included as Exhibit 4.24 to the Company’s Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on July 27, 2012 and incorporated herein by reference).
4.14	Lease agreement between Broadway Industries (Thailand) Co., Ltd. and PIAM Manufacturing Co., Ltd., dated May 1, 2012 (included as Exhibit 10.25 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 30, 2012).
4.15	Termination of Employment Contracts between Sun Line Industrial Limited and each of Kin Sun Sze-To and Ho Leung Ning, dated April 1, 2013 (included as Exhibit 4.31 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).

79

Exhibit No.	Description
4.16	Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.32 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.17	Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.33 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.18	First Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.19	First Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.20	English translation of Shenzhen Broadway Manufacturing Plant lease (included as Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.21	Second Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.22	Second Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.23	Second Amendment to Employment Contract between Chin Hien Tan and Broadway (Macao Commercial Offshore) Company Limited, dated December 05, 2013 (included as Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.24	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
8.1	List of Subsidiaries as of April 6, 2016.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

80