Form 20-F
period 2016-12-31
Plastec Technologies, Ltd.
filed 2017-05-15
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Ordinary Share, par value U.S.$0.001 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☒  No ☐

INTRODUCTION

Definitions

Unless the context indicates otherwise:

•	“we,” “us,” “our” and “our company” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;

•	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands company, formerly our direct wholly owned subsidiary until October 11, 2016;

•	“BVI” refers to the British Virgin Islands;

•	“China” or the “PRC” refer to the People’s Republic of China;

•	“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$/RMB may be converted to U.S.$ or $ using the exchange rates of 7.8 HK$ and 6.9 RMB, respectively, for every 1 U.S.$ or $;

•	“Renminbi” or “RMB” refer to the lawful currency of China; and

•	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2016, which are included in Item 18 to this Form 20-F.

Completion of Sale of Assets

As disclosed in our various previous filings, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$181,159,420), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$126,811,594) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$54,347,826) of the Transfer Price (the “Remaining Amount”) has been deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, and shall be payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018. See below for further information.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

Following consummation of the transactions described above, our only operations have generally been, or will be, to (i) complete the construction of our manufacturing plant in Kai Ping, China which is intended to be disposed of to SYB prior to its official operation at a price equivalent to the capital used for its construction, subject to terms and specifics to be agreed upon by the parties concerned in due course, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect any payments we may receive upon Plastec achieving the performance targets for the years ended December 31, 2016, 2017 and 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

Changes in Management

Effective October 11, 2016, each of J. David Selvia and Eli D. Scher resigned as a member of our board of directors. Neither of Mr. Selvia’s nor Mr. Scher’s resignation was due to any disagreement with the company or its management on any matter relating to the company’s operations, policies or practices (financial or otherwise).

Also effective October 11, 2016, Chin Hien Tan resigned as Chief Operating Officer. Mr. Tan’s resignation was not due to any disagreement with the company or its management on any matter relating to the company’s operations, policies or practices (financial or otherwise). Mr. Tan’s role was assumed by Kin Sun Sze-To, our Chairman of the Board and Chief Executive Officer.

Confirmation of Plastec’s Achievement of Performance Target for the year ended December 31, 2016

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-current gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which is in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we shall be paid a further sum of RMB 113,250,000 (or US$16,413,043) of the Remaining Amount in due course and in accordance with the terms of the Agreement.

Impact of Sale of Assets on Our Financial Statements

The disposal of Plastec represents a strategic shift and has a major effect on our results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified as discontinued operations in the consolidated financial statements for the years ended December 2016, 2015 and 2014. The consolidated balance sheets as of December 31, 2015, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December, 2015 and 2014 have been adjusted retrospectively to reflect this strategic shift.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data

Our fiscal year end date had been April 30 from the closing of our merger (discussed in Item 4 of this Form 20-F) until September 11, 2012, when we changed our fiscal year end date to December 31. The selected financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2016, 2015, 2014 and 2013 and the 8-month period ended December 31, 2012.

The selected financial information below is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The selected consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 and the consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements prepared and presented in accordance with U.S. GAAP, which are included in this Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2014, 2013 and 2012, except for the impact of retrospective adjustments for the deconsolidation of the disposed business lines which has been classified as discontinued operation, have been derived from our financial statements for the relevant periods, which are not included in this Form 20-F. We are not presenting the financial information for the 8-month period ended December 31, 2012 because such information cannot be recasted and provided in accordance with US GAAP without unreasonable effort or expense. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Form 20-F and the financial statements and the accompanying notes thereto included under Item 18 of this Form 20-F for further information about our financial results and condition.

	For the year ended
	ended December 31,
	2016		2015		2014		2013		2012
	(HK$’000, except for per share data)
	(Audited)		(Audited)		(Audited)		(Unaudited)		(Unaudited)
Revenues		-		-		-		16,407		332,583
Cost of revenues		-		-		-		(14,060)		(334,770)
Gross profit/(loss)		-		-		-		2,347		(2,187)
Selling, general and administrative expenses		(18,946)		(27,812)		(20,022)		(31,649)		(16,621)
Other income		23,874		25,161		23,907		27,919		605
Write-off of property, plant and equipment		-		-		-		(14,920)		-
Gain/(loss) on disposal of property, plant and equipment		545		-		122		(3,481)		566
Gain on disposal of subsidiary		-		-		29,125		-		-
Income/(loss) from operations		5,473		(2,651)		33,132		(19,784)		(17,637)
Interest income		1,276		1,028		963		52		62
Interest expense		-		-		-		(163)		(1,312)
Income/(loss) before income tax expense		6,749		(1,623)		34,095		(19,895)		(18,887)
Income tax (expense)/benefits		(1,241)		(294)		(3,169)		5,240		137
Net income/(loss) from continuing operations		5,508		(1,917)		30,926		(14,655)		(18,750)
Discontinued operations:
Net income from discontinued operations (including gain of HK$540,921 upon the disposal in the year ended December 31, 2016)		717,721		163,204		157,206		104,509		95,877
Income tax expenses from discontinued operations		(31,187)		(29,952)		(20,311)		(8,974)		(6,915)
Net income from discontinued operations attributable to the Company’s shareholders		686,534		133,252		136,895		95,535		88,962
Net income attributable to the Company’s shareholders		692,042		131,335		167,821		80,880		70,212
Net income per share
Weighted average number of ordinary shares
- Continuing operations		12,938,128		12,938,128		12,938,128		13,503,623		14,303,544
- Discontinued operations		12,938,128		12,938,128		12,938,128		13,503,623		14,303,544

Weighted average number of diluted ordinary shares
- Continuing operations		12,938,128		12,938,128		12,938,128		13,503,623		14,303,544
- Discontinued operations		12,938,128		12,938,128		12,938,128		13,503,623		14,303,544

Basic income per share attributable from
- Continuing operations	HK$	0.44	HK$	(0.15)	HK$	2.39	HK$	(1.09)	HK$	(1.31)
- Discontinued operations	HK$	53.06	HK$	10.35	HK$	10.61	HK$	7.09	HK$	6.22

Diluted income per share attributable from
- Continuing operations	HK$	0.44	HK$	(0.15)	HK$	2.39	HK$	(1.09)	HK$	(1.31)
- Discontinued operations	HK$	53.06	HK$	10.35	HK$	10.61	HK$	7.09	HK$	6.22

	December 31,
	2016	2015	2014	2013	2012
	(HK$’000)
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Total assets	793,599	1,302,872	1,271,156	1,154,821	1,179,142
Total liabilities	11,975	362,186	338,166	351,207	400,897
Total shareholders’ equity	781,624	940,686	932,990	803,614	778,245

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 5, 2017, which was HK$7.7805 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

Period	Period End	Average (1)	Maximum	Minimum
April 2017	7.7779	7.7737	7.7806	7.7687
March 2017	7.7714	7.7658	7.7714	7.7611
February 2017	7.7627	7.7596	7.7627	7.7575
January 2017	7.7579	7.7560	7.7579	7.7540
December 2016	7.7534	7.7586	7.7674	7.7534
November 2016	7.7566	7.7560	7.7581	7.7546
October 2016	7.7549	7.7570	7.7600	7.7536

FY Ended Dec. 31, 2016	7.7534	7.7618	7.8270	7.7505
FY Ended Dec. 31, 2015	7.7507	7.7525	7.7685	7.7495
FY Ended Dec. 31, 2014	7.7531	7.7554	7.7648	7.7497
FY Ended Dec. 31, 2013	7.7539	7.7565	7.7629	7.7526
8 Months Ended Dec. 31, 2012	7.7507	7.7541	7.7699	7.7493
FY Ended April 30, 2012	7.7587	7.7719	7.7942	7.7551

Source:  The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F before making a decision to invest in our securities.

Risks Relating to Our Business

We have limited scope of operation after divestment of our ownership interest in Plastec and, accordingly, you will have no or little basis on which to evaluate our prospect as a going concern.

Following divestment of our ownership interest in Plastec, our only operations have generally been, or will be, to (i) complete the construction of our manufacturing plant in Kai Ping, China which is intended to be disposed of to SYB prior to its official operation at a price equivalent to the capital used for its construction, subject to terms and specifics to be agreed upon by the parties concerned in due course, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect any payments we may receive upon Plastec achieving the prospective performance targets for the years ended December 31, 2017 and 2018 as described in the Agreement; and (iv) explore other investment opportunities. As of the date hereof, we have no plans, arrangements or understandings of what long term, if at all, operations in which we might be engaged or business objective by which we might adopt and, accordingly, you will have no or little basis on which to evaluate our prospect as a going concern.

If we are unable to dispose of the 100% shares of our manufacturing plant at Kai Ping, China to SYB upon its completion and on terms as generally intended, we could incur significant financial loss.

Although we intend to dispose of the 100% shares of our manufacturing plant at Kai Ping, China to SYB upon its completion, there is no contractually binding obligation on the part of SYB to purchase the shares of this plant. If, for whatever reasons, we are unable to effect such a disposal to SYB and/or on terms as, or no less favorable than, those generally intended, we could incur significant financial loss; which loss would have been aggravated even further if we were unable to secure replacement buyers and/or lessees for the manufacturing plant, and if at all, on best available terms.

We have limited sources of revenues, the extent to which are contingent upon third parties’ performances and contractual commitments.

Currently, our only sources of revenues are receiving lease payments from one of Plastec’s subsidiaries. We also may receive contingent payments upon Plastec achieving prospective performance targets for the years ended December 31, 2017 and 2018 pursuant to the terms of the Agreement. If SYB fails to cause Plastec’s subsidiary to continue to make lease payments when and as due, or if it determines to cancel the lease as provided for therein, or if Plastec does not achieve the prospective performance targets in the Agreement, we would not have any sources of revenue. As a result, there would be substantial doubt regarding our ability to remain as a going concern from a long-term perspective.

If lessee of the land and premises under which our recurring rental income have been derived from terminates the underlying lease agreements prior to their stated maturities or not to renew them for another term upon their usual expiry for want of relevant land and building title certificates, we could incur significant losses of revenues.

Although our wholly-owned subsidiary, Broadway Manufacturing Company Limited, has the right to use the parcels of land in Shenzhen together with premises built thereon (with an aggregate site area and gross floor area of approximately 47,190 square meters and 97,287 square meters, respectively) which have been leased to a lessee for industrial manufacturing activities in return for recurring rental income, it has not obtained the relevant land and building title certificates due to historical reasons as of the date of this Form 20-F. It is therefore unclear whether Broadway Manufacturing Company Limited has the proper rights to lease the relevant parcels of land and to make the relevant premises built thereon available to the lessee for industrial manufacturing activities. In addition, the parcels of land in question are situated on collectively-owned land. Under the PRC laws and regulations, if the collectively-owned land does not belong to the collectively-owned land for non-agricultural use category, before such piece of land can be leased for industrial use, prior approval must be granted by competent governmental authorities. To date, Broadway Manufacturing Company Limited has not been able to complete the relevant governmental procedures to obtain the relevant land and building title certificates and regularize the leasing of such land and premises to the relevant lessee for manufacturing use as contemplated under the underlying lease agreements. As a result, the relevant lease agreements may not be legally valid and enforceable, as a matter of PRC laws and regulations due to lack of proper government approvals or title certificates. Accordingly, it is possible that the relevant lease agreements could be terminated or invalidated prior to their stated maturities.

If the lessee of the above mentioned land and premises terminates the relevant leases prior to their stated maturities or not to renew them for another term upon their usual expiry for want of proper title certificates, we would incur significant losses of revenues and we might experience significant difficulties in securing replacement lessee for the above mentioned land and premises, or if at all, on best available terms; in which case our business prospects and financial condition could be materially and adversely affected.

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

We are vulnerable to foreign currency exchange risk exposure.

Currently, our revenues are all denominated in Renminbi, which is not a freely convertible currency. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our operation, albeit limited, in China. Our foreign currency exchange risk also arises from the fact that our financial statements are expressed in Hong Kong dollars. Our balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and our income statement records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact our financial condition.

We intend to explore other currently unidentified investment opportunities and, accordingly, we are unable to currently ascertain the merits or risks of any such investment opportunity.

We intend to explore other currently unidentified investment opportunities to supplement our current minimal operations. Accordingly, there is no current basis for you to evaluate the possible merits or risks of any investment opportunity we may ultimately pursue. Although our management will endeavor to evaluate the risks inherent in any particular investment opportunity, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or not be exposed to potential risks which could have a material and adverse effect on ability to manage our business. Further, as a result of our current minimal operations, limited sources of revenues and the need to maintain adequate control of our costs and expenses, we may not be able to attract, train, motivate and recruit suitably qualified personnel to explore or effect any investment opportunity thereby making it difficult for you to evaluate our long term business, financial performance and prospects. If we do not succeed in launching new business upon any investment opportunity to supplement our current minimal operations, our future results of operations and growth prospects may be materially and adversely affected.

Risks Related to Us and Our Securities

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands (as the same may be supplemented or amended from time to time), or the “Companies Law,” and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

In general, we would be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, the U.S. holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. As a result of the disposition of all of our shareholdings in Plastec in October 2016 and based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries and our current plans of operation, we are expected to be treated as a PFIC in the near future. However, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

A national securities exchange may not list our securities, or if a national securities exchange does grant such listing, it could thereafter delist our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We may consider applying to have our ordinary shares listed on a national securities exchange if circumstances permit. However, there is no assurance that such an application will be made or that we will be successful in our efforts to have our securities listed. If a national securities exchange does not list our securities or if it grants such listing and thereafter delists our securities, we could face significant material adverse consequences, including:

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

Kin Sun Sze-To, our Chairman of the Board of Directors, currently has beneficial ownership of approximately 78.3% of our issued and outstanding ordinary shares. This significant concentration of share ownership may adversely affect or reduce the trading price of our ordinary shares because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

Our executive officers have become affiliated with SYB following divestment of our shareholdings in Plastec and have thereafter allocated their time in pursuit of businesses of Plastec thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to remain as a going concern.

Our executive officers are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations (albeit limited currently) and their commitments vis-à-vis Plastec as part and parcel of our divestment of our shareholdings in Plastec to SYB. None of our executive officers are obligated to devote any specific number of hours to our affairs. If their other business affairs vis-à-vis Plastec require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to remain as a going concern from a long-term persective. Additionally, our executive officers may become aware of business opportunities which may be appropriate for presentation to us and SYB/Plastec to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. As a result, a potential business opportunity may preferentially be presented to SYB/Plastec ahead, or instead, of to us and we may not be afforded a realistic chance of exloring any business opportunity.

Our ability to consummate any investment opportunity will be dependent on the efforts of our key personnel.

Our ability to successfully effect any investment opportunity will be dependent upon the efforts of our key personnel. As indicated above, our executive officers are not required to commit their full time efforts to our affairs. Accordingly, there is no assurance that they will spend sufficient time to our locating any potential investment opportunity. Further, the unexpected loss of our executives could have a detrimental effect on us and our ability to realize any potential investment opportunity.

Because of our limited resources, other companies may have a competitive advantage in locating and consummating investment opportunities.

We expect to encounter competition from entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for investment opportunities. Many of these entities are well established and have extensive experience in identifying and effecting investment opportunities directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. The foregoing may place us at a competitive disadvantage in successfully locating and consummating any investment opportunity.

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

The payment of dividends in the future will be entirely within the sole discretion of our board of directors. Whether future dividends will be declared will largely be contingent upon Plastec’s ability to achieve the prospective performance targets for the years ended December 31, 2017 and 2018 pursuant to the terms of the Agreement, of which there can be no assurance, and our cash flow needs for future development; all of which may be adversely affected by one or more of the factors described here. Accordingly, we may not declare or pay additional dividends in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant. If we determine not to pay any dividends in future, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs at least for the next twelve month. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain one or more additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

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

History and Development

We are a Cayman Islands company incorporated under the Companies Law. We were formed on March 27, 2008 as an exempted company with limited liability. We were originally incorporated under the name “GSME Acquisition Partners I” for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

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

From the consummation of our IPO until August 6, 2010, we were searching for a suitable target business to acquire. On August 6, 2010, we entered into an agreement and plan of reorganization, or “Merger Agreement,” with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our wholly owned subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours then. The Merger Agreement was subsequently amended in September 2010 and December 2010 but continued to provide for our wholly owned subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours then. On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the merger and other related proposals. On December 16, 2010, we closed the merger. At the closing, we issued to the former shareholders of Plastec an aggregate of 7,054,583 ordinary shares and agreed to issue the former Plastec shareholders an aggregate of 9,723,988 earnout shares additionally upon the achievement by Plastec of certain net income targets. Also at the closing, 2,615,732 of the public shares sold in our IPO were converted into cash and cancelled based on the election of the holders to exercise their conversion rights. In connection with the merger, our business then became the business of Plastec and we changed our name to “Plastec Technologies, Ltd.” On April 30, 2011, we further amended the Merger Agreement to remove certain earnout provisions contained within it and to issue an aggregate of 7,486,845 ordinary shares to the former Plastec shareholders. We subsequently repurchased from one of the former Plastec shareholders an aggregate of 1,570,000 shares.

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

On September 25, 2013, we also announced a new repurchase program, under which and as the program was subsequently extended and expanded, we are allowed to repurchase up to $5 million of our units, ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2013 Repurchase Program.” The 2013 Repurchase Program is currently valid through September 25, 2017 and so far we have repurchased 586,010 ordinary shares and 547,600 public warrants thereunder.

On November 18, 2014, all issued and outstanding public warrants, insider warrants and unit purchase options expired and were cancelled accordingly.

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$181,159,420), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$126,811,594) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$54,347,826) of the Transfer Price (the “Remaining Amount”) has been deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, and shall be payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”) as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB 113,250,000 (US$16,413,043)
2017	HK$177,088,000	RMB 124,380,000 (US$18,026,086)
2018	HK$195,408,000	RMB 137,370,000 (US$19,908,695)

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

Under the Agreement, we were obliged to use our best efforts to cause certain of our executives to continue their offices with certain of Plastec’s subsidiaries and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018. The parties also agreed that if Plastec’s cumulative actual net profits for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, 30% of the surplus shall be distributed to Plastec’s management team, including those members designated by us, in cash as a bonus.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-current gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which is in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we shall be paid a further sum of RMB 113,250,000 (or US$16,413,043) of the Remaining Amount in due course and in accordance with the terms of the Agreement.

B. Business Overview

Following consummation of the transactions described above, our only operations have generally been, or will be, to (i) complete the construction of our manufacturing plant in Kai Ping, China which is intended to be disposed of to SYB prior to its official operation at a price equivalent to the capital used for its construction, subject to terms and specifics to be agreed upon by the parties concerned in due course, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect any payments we may receive upon Plastec achieving the performance targets for the years ended December 31, 2016 (which Plastec already did), 2017 and 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

To date, we have not identified any investment opportunities, the pursuit of which we believe would be advantageous to us to supplement our current minimal operations. As a result, we cannot assure you that we will be able to locate any such investment opportunity in the future and accordingly there is no current basis for you to evaluate the possible merits or risks of any investment opportunity we may ultimately pursue.

Although our management will endeavor to evaluate the risks inherent in any particular investment opportunity, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or not be exposed to potential risks which could have a material and adverse effect on ability to manage our business. Further, as a result of our current minimal operations, limited sources of revenues and the need to maintain adequate control of our costs and expenses, we may not be able to attract, train, motivate and recruit suitably qualified personnel to explore or effect any investment opportunity thereby making it difficult for you to evaluate our long term business, financial performance and prospects. If we do not succeed in launching any new business upon an investment opportunity to supplement our current minimal operations, our future results of operations and growth prospects may be materially and adversely affected arising from a lack of business diversification.

Our ability to successfully effect any investment opportunity will also be dependent upon the efforts of our key personnel. However, our executive officers are not required to, and it is unlikely that they will, commit and devote their full time efforts to our affairs. Accordingly, there is no assurance that they will spend sufficient time to our locating any potential investment opportunity. Further, the unexpected loss of our executives could have a detrimental effect on us and our ability to realize any potential investment opportunity.

Further, we expect to encounter competition from entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for investment opportunities. Many of these entities are well established and have extensive experience in identifying and effecting investment opportunities directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. The foregoing may place us at a competitive disadvantage in successfully locating and consummating any investment opportunity.

Our current minimal operations, as of the date of this Form 20-F, are subject to the following laws and regulations.

Wholly-Foreign Owned Enterprise.   Our PRC subsidiary, namely, Kai Ping Broadway Mold Tech Co., Limited, is a wholly foreign-owned enterprise, which is subject to foreign investment laws of the PRC. Wholly foreign-owned enterprises are governed by the Law of the People’s Republic of China on Foreign-Capital Enterprises and its amendment, which were promulgated on April 12, 1986 and October 31, 2000 respectively, and its Implementation Regulations promulgated on December 12, 1990 and lately amended on February 19, 2014 (together the “Foreign Enterprises Law”), which regulate all the matters as to establishment procedures, approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation, employment and all other relevant matters.

On October 8, 2016, the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises (《外商投資企業設立及變更備案管理暫行辦法》, the “Interim Measures”) was promulgated by the Ministry of Commerce, pursuant to which, the establishment of foreign-invested enterprises which the special market entry management measures prescribed do not apply to and their changes shall be subject to record-filing instead of examination and approval. Within the record-filing scope stipulated in the Interim Measures, a foreign-invested enterprise shall fill in online and submit an application of record-filing for its establishment or change and the relevant documents for completing the record-filing procedures.

Further, any investments conducted by foreign investors and foreign enterprises in the PRC shall be subject to the Guidance Catalogue of Industries for the Foreign Investment (the “Guidance Catalogue”), the latest version of which was promulgated by the MOC and the National Development and Reform Commission on March 10, 2015 and came into effect on April 10, 2015. The Guidance Catalogue set out categories of foreign investment industries, namely, the Encouraged Foreign Investment Industries, the Restricted Foreign Investment Industries and the Prohibited Foreign Investment Industries. Any industry not listed in the Guidance Catalogue is classified as the Permitted Foreign Investment Industries. Under the Guidance Catalogue, our business does not fall under the prohibited or the restricted categories for foreign investments. Pursuant to Announcement No. 22, 2016 issued by the National Development and Reform Commission and the Ministry of Commerce (《國家發展和改革委員會 / 商務部2016年第22號公告》, the “Announcement No. 22”) on 8 October 2016, the special market entry management measures shall be implemented with reference to the relevant regulations in relation to the restricted foreign-invested industries, prohibited foreign-invested industries and encouraged foreign-invested industries with requirements as to shareholding and senior management stipulated in the Guidance Catalogue.

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

Fire Control.

According to the Fire Control Law of the PRC promulgated on September 1, 1998 and amended on October 28, 2008, we are required to submit the design and drawings of a construction project, one is under construction at Kai Ping, to the relevant fire control bureau for approval before commencement of the construction. Also upon completion of a construction project, fire prevention mechanisms of the construction project should be evaluated and approved by the relevant fire control bureau before commencement of operation.

Properties

As of the date of this Form 20-F, our subsidiary, namely Broadway Manufacturing Company Limited, has the right to use the parcels of land (of total site area 47,190 square meters) located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC which together with industrial building and premises for dormitory purpose built thereon (of total gross floor area 97,287 square meters) are being leased to one of Plastec’s subsidiaries on terms as follows (referred to also as “Tenancy Agreements”):

Lessee	Location	Lessor	Site area/Gross floor area (sq. m.)	Status of Land	Term of Lease	Fees

Shenzhen Broadway Manufacturing Plant/Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/81,251	Collectively owned land	12/1/2015 to 11/30/2018	RMB 893,761 per month

Shenzhen Broadway Manufacturing Plant/Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/16,036	Collectively owned land	12/1/2015 to 11/30/2018	RMB 128,292 per month

Also, another of our subsidiary, namely Kai Ping Broadway Mold Tech Co., Limited, has the right to use a parcel of land with site No. A (of total site area 55,333 square meters) located in North Ring, 2nd Road, West Lake and East Ring, 2nd Road West Town Cui Shan Lake New District, Kai Ping City, Guangdong Province of the PRC where industrial building/premises are under construction.

Employees

We have two executive officers and two independent directors. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether an investment opportunity has been targeted and works arising therefrom. Accordingly, once management locates a suitable investment opportunity, they will consequently spend more time to our affairs than they would prior to locating a suitable investment opportunity and we do not intend to have any full time employees prior to that event. In addition to the foregoing, our PRC subsidiary, Kai Ping Broadway Mold Tech Co., Limited, currently employs two support staff at Kai Ping to undertake administrative works arising from the construction of industrial premises there.

Seasonality

The disclosure set forth under “Seasonality” in Item 5 of this Form 20-F is incorporated herein by reference.

C. Organizational Structure

The following chart illustrates the organizational structure of us and our subsidiaries as of December 31, 2016.

Plastec Technologies, Ltd.
(incorporated in Cayman Islands)
100%
Viewmount Developments Ltd.
(BVI)
100%
100%
100%
100%
100%
Sun Ngai Spraying and Silk Print Co., Ltd.
新藝噴油絲印有限公司
(BVI)
Ever Ally Developments Limited
永協發展有限公司
(BVI)
Sun Terrace Industries Limited
新達威工業有限公司
(BVI)
Broadway Manufacturing Company Limited
(BVI)
Sun Line Industrial Limited
新麗工業有限公司
(HK)
100%
100%
100%
Sun Ngai Spraying and Silk Print (HK) Co., Limited
新藝噴油絲印(香港)有限公司
(HK)
開平市百汇模具科技有限公司
(PRC)
Allied Sun Corporation Ltd.
盟輝有限公司
(HK)

D. Property, Plants and Equipment

The disclosure set forth under “ Properties ” in Item 4.B is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3.D (“Risk Factors”) or in other parts of this Form 20-F.

A. Operating Results

Overview

We used to be a vertically integrated plastic manufacturing services provider providing comprehensive precision plastic manufacturing services (through our former wholly owned subsidiary, Plastec) from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly to leading international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys.

Following consummation of the divestment transactions on October 11, 2016 pursuant to the terms of the Agreement more particularly described in Item 4.A of this Form 20-F, we no longer own Plastec with the result that our only operations have generally been, or will be, to (i) complete the construction of our manufacturing plant in Kai Ping, China which is intended to be disposed of to SYB prior to its official operation at a price equivalent to the capital used for its construction, subject to terms and specifics to be agreed upon by the parties concerned in due course, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect any payments we may receive upon Plastec achieving the performance targets for the years ended December 31, 2016 (which Plastec already did), 2017 and 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

To date, we have not identified any investment opportunities, the pursuit of which we believe would be advantageous to us to supplement our current minimal operations. As a result, we cannot assure you that we will be able to locate any such investment opportunity in the future and accordingly there is no current basis for you to evaluate the possible merits or risks of any investment opportunity we may ultimately pursue.

Although our management will endeavor to evaluate the risks inherent in any particular investment opportunity, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or not be exposed to potential risks which could have a material and adverse effect on ability to manage our business. Further, as a result of our current minimal operations, limited sources of revenues and the need to maintain adequate control of our costs and expenses, we may not be able to attract, train, motivate and recruit suitably qualified personnel to explore or effect any investment opportunity thereby making it difficult for you to evaluate our long term business, financial performance and prospects. If we do not succeed in launching any new business upon an investment opportunity to supplement our current minimal operations, our future results of operations and growth prospects may be materially and adversely affected arising from a lack of business diversification.

Our ability to successfully effect any investment opportunity will also be dependent upon the efforts of our key personnel. However, our executive officers are not required to, and it is unlikely that they will, commit and devote their full time efforts to our affairs. Accordingly, there is no assurance that they will spend sufficient time to our locating any potential investment opportunity. Further, the unexpected loss of our executives could have a detrimental effect on us and our ability to realize any potential investment opportunity.

Further, we expect to encounter competition from entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for investment opportunities. Many of these entities are well established and have extensive experience in identifying and effecting investment opportunities directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. The foregoing may place us at a competitive disadvantage in successfully locating and consummating any investment opportunity.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be twenty-five years, our furniture, fixture and equipment to be three to five years, our computer equipment to be two to three years, and our motor vehicles to be five years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in the adjusted remaining useful lives.

Discontinued Operation

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations. The amount of total current assets, total non-current assets, total current liabilities and total non-current liabilities are presented separately on the consolidated balance sheets.

Revenues

We generated revenues from our continuing operations in fiscal years ended December 31, 2014, 2015 and 2016 as follows, which were presented as other income in our audited financial statements:

	Fiscal Years Ended December 31,
	2014		2015		2016
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Rental income	11,254	47.1%	12,768	50.7%	14,874	62.3%
Advisory fees income	12,500	52.3%	12,000	47.7%	9,000	37.7%
Sundries	153	0.6%	393	1.6%	0	0.0%
	23,907	100.0%	25,161	100.0%	23,874	100.0%

Rental income

Our rental revenues were derived from properties located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC as more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F, which are being leased to one of Plastec’s subsidiaries and expiring in November 2018.

The most significant factors that directly or indirectly affect our revenues in the form of recurring rental income include the following:

•	as disclosed under the section titled “Risk Factors” in Item 3.D of this Form 20-F, if current lessee of the land and premises under which our recurring rental income have been derived from terminates the underlying lease agreements prior to their stated maturities or not to renew them for another term upon their usual expiry for want of relevant land and building title certificates due to historical reasons (the renewal of which is not guaranteed but, if at all, will be subject to future negotiations and market conditions prevailing at the time), we could incur significant losses of revenues and we might experience significant difficulties in securing replacement lessee for the above mentioned land and premises, or if at all, on best available terms; in which case our business prospects and financial condition could be materially and adversely affected.

•	the state of the PRC economy.

Advisory fees

We received advisory fees from Plastec’s subsidiaries pursuant to advisory services agreements for provision of our know-how, practical advices and management skills and assistance to Plastec’s subsidiaries from time to time on a variety of operational, management and/or commercial issues arising from daily operations. All such advisory services agreements expired/termination by the closing of the disposal of Plastec transaction on October 11, 2016 and as such we do not expect to generate revenues from the advisory fees category in the foreseeable future.

Sundries

We recorded nominal non-recurring sundries income in fiscal years 2014 and 2015 arising from and incidental to our disposal and closure of certain of our previous manufacturing plants in the PRC.

Operating Costs

Our operating expenses arising from our continuing operations in fiscal years ended December 31, 2014, 2015 and 2016 consisted of the following:

	Fiscal Years Ended December 31,
	2014		2015		2016
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total

Amortization and depreciation	6,452	32.2%	7,765	27.9%	7,810	41.2%
Land related governmental charges	2,349	11.7%	1,521	5.5%	1,189	6.3%
Other general administrative expenses	11,221	56.1%	18,526	66.6%	9,947	52.5%
	20,022	100.0%	27,812	100.0%	18,946	100.0%

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consisted primarily of amortization, depreciation and related governmental fees of the land and premises, legal and professional expenses, directors’ compensation, insurances, exchange differences and other administration related expenses, as well as transportation and motor vehicles related expenses.

Income Tax

Cayman Islands. We are incorporated in the Cayman Islands. The government of the Cayman Islands will not, under existing legislation, impose any income tax upon the Company or its shareholders.

British Virgin Islands. Our subsidiaries which are incorporated in the British Virgin Islands are exempted from income tax in the British Virgin Islands on their foreign-derived income.

Hong Kong. Our Hong Kong subsidiaries are subject to income tax on its profits in Hong Kong at the prevailing corporate tax rate of 16.5%. For the years ended December 31, 2014, 2015 and 2016, none of our Hong Kong subsidiaries recorded any Hong Kong profit tax on the basis that they did not have any assessable profits arising in or derived from Hong Kong.

China.   Under the PRC Enterprise Income Tax Law and Implementation Rules (“EIT Law”) effective as of January 1, 2008, all domestic enterprises and foreign-invested enterprises are subject to a unified income tax rate of 25% unless they qualify under certain limited exemptions. Accordingly, we will be subject, going forward, to the unified income tax rate of 25% for all of our PRC subsidiaries.

Review of Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this Form 20-F.

	Fiscal Year ended December 31,
	2014	2015	2016
	HK$	HK$	HK$

Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(20,022)	(27,812)	(18,946)
Other income	23,907	25,161	23,874
Gain on disposal of property, plant and equipment	122	-	545
Gain on disposal of subsidiary	29,125	-	-
Total operating (expenses)/income, net	33,132	(2,651)	5,473

Income/(loss) from operations	33,132	(2,651)	5,473

Interest income	963	1,028	1,276
Income/(loss) before income tax expense	34,095	(1,623)	6,749

Income tax expense from continuing operations	(3,169)	(294)	(1,241)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	30,926	(1,917)	5,508

For the year ended December 31, 2016 compared to year ended December 2015

Other income. Our other income for the year ended December 31, 2016 decreased by HK$1.3 million or 5.2% to HK$23.9 million from HK$25.2 million in the year ended December 31, 2015 mainly attributable to a decrease in advisory fees received from one of Plastec’s subsidiaries as the underlying advisory services agreement was terminated during fiscal 2016. On the other hand, we recorded an increase in rental income for fiscal 2016 as a result of improved monthly rental upon renewal of lease agreements in relation to the premises more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F, which are being leased to one of Plastec’s subsidiaries.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2016 decreased by HK$8.9 million or 32.0% to HK$18.9 million from HK$27.8 million in the year ended December 31, 2015 during which year we had incurred more in terms of legal and professional fees arising from the transaction to dispose of Plastec to SYB.

Income from operations. Our income from operations for the year ended December 31, 2016 increased by HK$8.2 million to HK$5.5 million from loss of HK$2.7 million in the year ended December 31, 2015. The loss from operation in the year ended December 31, 2015 was mainly due to legal and profession fees incurred arising from the transaction to dispose of Plastec to SYB.

Income tax expenses. Our income tax expenses for the year ended December 31, 2016 increased by HK$0.9 million to HK$1.2 million from HK$0.3 million in the year ended December 31, 2015.

Net income. Our net income for the year ended December 31, 2016 increased by HK$7.4 million to HK$5.5 million from a loss of HK$1.9 million in the year ended December 31, 2015.

For the year ended December 31, 2015 compared to year ended December 2014

Other income. Our other income for the year ended December 31, 2015 increased by HK$1.3 million or 5.2% to HK$25.2 million from HK$23.9 million in the year ended December 31, 2014 mainly due to the exchange difference arising from appreciation of RMB relative to HK$ derived from rental income received from one of Plastec’s subsidiaries.

Gain on disposal of a subsidiary. We recorded a one-off gain on disposal of a subsidiary for HK$29.1 million in year ended December 31, 2014.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2015 increased by HK$7.8 million or 39.0% to HK$27.8 million from HK$20.0 million in the year ended December 31, 2014. The increase was mainly due to an increment in legal and professional fees incurred during the year 2015 arising from the transaction to dispose of Plastec to SYB.

Income from operations. Our income from operations for the year ended December 31, 2015 decreased by HK$35.8 million to a loss of HK$2.7 million from HK$33.1 million in the year ended December 31, 2014. The decrease was mainly due to the increment in legal and profession fees incurred during the year 2015 arising from the transaction to dispose of Plastec to SYB and the one-off gain on disposal of a subsidiary for HK$29.1 million in year ended December 31, 2014.

Income tax expenses. Our income tax expenses for the year ended December 31, 2015 decreased by HK$2.9 million to HK$0.3 million from HK$3.2 million in the year ended December 31, 2014.

Net income. Our net income for the year ended December 31, 2015 decreased by HK$32.8 million to loss of HK$1.9 million from gain of HK$30.9 million in the year ended December 31, 2014.

Liquidity and Capital Resources

Our operations have been generally funded through a combination of net cash generated from its operations, equity capital and borrowings from financial institutions. We believe that we have adequate working capital to finance our operations.

Summary of Cash Flows

	Year Ended December 31,
	2014	2015	2016
	(HK$’000)
Net Cash From Operating Activities	256,221	241,687	191,931
Net Cash From Investing Activities	(368)	(150,437)	675,849
Net Cash From Financing Activities	(68,463)	(141,878)	(843,429)
	187,390	(50,628)	24,351

For the year ended December 31, 2016 compared to year ended December 31, 2015

Net Cash From Operating Activities. For the year ended December 31, 2016, we generated a net cash inflow from operating activities of HK$191.9 million, which comprised a net cash outflow by continuing operations of HK$4.5 million and a net cash inflow from discontinued operations of HK$196.5 million. Compared to the year ended December 31, 2015, which we generated a net cash inflow from operating activities of HK$241.7 million, which comprised of a net cash inflow from continuing operations of HK$9.4 million and a net cash inflow from discontinued operations of HK$232.3 million.

Net Cash From Investing Activities. For the year ended December 31, 2016, we recorded a net cash inflow from investing activities of HK$675.8 million, comprised a net cash inflow from continuing operations of HK$703.9 million which was mainly attributable to the net sales proceeds from disposal of Plastec of HK$703.4 million and a net cash outflow by discontinued operations of HK$28.1 million. Compared to the year ended December 31, 2015, which we recorded a net cash outflow by investing activities of HK$150.4 million, which comprised of a net cash outflow by continuing operations of HK$23.8 million and a net cash outflow by discontinued operations of HK$126.6 million.

Net cash generated from financing activities.  We recorded a net cash outflow by financing activities of approximately HK$843.4 million, which comprised a net cash outflow by continuing operations of HK$837.6 million for the dividends paid, and a net cash outflow by discontinued operations of HK$5.8 million. Compared to the year ended December 31, 2015, which we recorded a net cash outflow by financing activities of HK$141.9 million, which comprised of a net cash inflow from continuing operations of HK$22.9 million, and a net cash outflow by discontinued operations of HK$164.8 million.

For the year ended December 31, 2015 compared to year ended December 31, 2014

  Net Cash From Operating Activities. For the year ended December 31, 2015, we generated a net cash inflow from operating activities of HK$241.7 million, which comprised a net cash inflow from continuing operations of HK$9.4 million and a net cash inflow from discontinued operations of HK$232.3 million. Compared to the year ended December 31, 2014, which we generated a net cash inflow from operating activities of HK$256.2 million, which comprised of a net cash inflow from continuing operations of HK$31.7 million and a net cash inflow from discontinued operations of HK$224.6 million.

Net Cash From Investing Activities. For the year ended December 31, 2015, we recorded a net cash outflow by investing activities of HK$150.4 million, which comprised a net cash outflow by continuing operations of HK$23.8 million, and a net cash outflow by discontinued operations of HK$126.6 million. Compared to the year ended December 31, 2014, which we recorded a net cash outflow by investing activities of HK$0.4 million, which comprised of a net cash outflow by continuing operations of HK$89.9 million and a net cash inflow from discontinued operations of HK$89.4 million.

Net cash generated from financing activities.  We recorded a net cash outflow by financing activities of approximately HK$141.9 million, which comprised a net cash inflow by continuing operations of HK$22.9 million, and a net cash outflow by discontinued operations of HK$164.8 million. Compared to the year ended December 31, 2014, which we recorded a net cash outflow by financing activities of HK$68.5 million, which comprised of a net cash inflow from continuing operations of HK$313.3 million and a net cash outflow by discontinued operations of HK$381.8 million.

Working capital

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents, our borrowing capacity, will provide sufficient funds to satisfy our working capital requirements, planned capital expenditures and debt repayments for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2016, we had a cash and bank balance of approximately HK$486.2 million, of which approximately HK$247.3 million was denominated in Hong Kong Dollars, approximately HK$238.7 million equivalent was denominated in US Dollars, approximately HK$0.2 million equivalent was denominated in Renminbi, respectively.

Indebtedness

As of December 31, 2016, our indebtedness was nil.

Contractual Obligations and Commitments

The following table sets forth our contractual cash commitments as of December 31, 2016.

	Payment by Period
			Within	Within	After
		Within	2 – 3	4 – 5	5
	Total	1 Year	Years	Years	Years
	(HK$’000)

Capital commitments	69,148	69,148	-	-	-

TOTAL	69,148	69,148	-	-	-

As of December 31, 2016, our estimated interest commitment and operating lease obligations were nil.

As of December 31, 2016, we had capital commitments for purchase of plant and machineries totaling HK$69.1 million which are expected to be disbursed during the year ending December 31, 2017.

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

Foreign exchange risk.  Our income is mainly denominated in Renminbi whereas our costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. We incurred loss of approximately HK$3,261,000 for the year ended December 31, 2014, and made gains of approximately HK$1,564,000 and HK$3,700,000 for the years ended December 31, 2015 and 2016, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage our foreign exchange risk exposure. In addition, our financial statements are expressed in Hong Kong dollars but the functional currency of its subsidiary in China is in Renminbi. To the extent our PRC subsidiary holds assets denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies could result in a charge to our consolidated statement of income and decrease the value of our foreign currency denominated assets.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2016.

B. Liquidity and Capital Resources

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

C. Research and Development, Patents and Licenses, Etc.

We do not have a department for and therefore have not incurred any significant amount in research and development.

D. Trend Information

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	55	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	56	Chief Financial Officer
Chung Wing Lai (1) (2) (3)	69	Director
Joseph YiuWah Chow (1) (2) (3)	57	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

Kin Sun Sze-To has been our Chairman of the Board and Chief Executive Officer since the consummation of the merger in December 2010 and more recently has also served as our Chief Operating Officer since consummation of the disposal of our shareholdings in Plastec to SYB in October 2016. Mr. Sze-To is responsible for exploring, directing and reviewing our long-term investment opportunities and business development strategies. Mr. Sze-To started his career in the specialized field of spraying and silk screening of plastics products, before diversifying and accumulating over 20 years of experience in other areas of the plastic injection and molding industry. We believe Mr. Sze-To’s past business experience as well as his contacts and relationships make him well qualified to be a member of our board of directors. Mr. Sze-To graduated from the Third Kaiping High School of China in 1978 and completed a 2-year Organizational Design Program for Enterprise Founders conducted by the HSBC Business School of Peking University in 2014.

Ho Leung Ning has served as our Chief Financial Officer since the consummation of the merger in December 2010. Mr. Ning is responsible for our corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry. Prior to joining Plastec, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ Ltd. We believe Mr. Ning’s past business experience and financial knowledge and understanding makes him well qualified to be a member of our board of directors. Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

Chung Wing Lai has been a Director of ours since the consummation of the merger in December 2010. Since July 2002, Mr. Lai has been involved in business consultancy and advisory work in the Asia Pacific region. From 1999 to February 2009, he was an independent non-executive director of Kingboard Copper Foil Holdings Ltd, a public listed company on The Stock Exchange of Singapore. He was previously the managing director of Seaunion Holdings Ltd. (now known as South Sea Petroleum Holdings Ltd), an oil and gas company listed on The Stock Exchange of Hong Kong Ltd. From February 2009 through May 2016, he was an independent non-executive director of Kingboard Chemical Holdings Ltd, a public listed company on The Stock Exchange of Hong Kong Ltd. We believe Mr. Lai’s past business experience, including serving as an independent director of a number of publicly listed companies, makes him well qualified to be a member of our board of directors. Mr. Lai received a Bachelor-of-Laws (Honours) degree from the University of London in 1983.

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

B. Compensation

Compensation of Senior Management/Executive Officers

Prior to November 2016, our executive officers had been compensated in terms of base salary at the Plastec subsidiaries level pursuant to certain employment agreements entered into between them and certain of Plastec’s subsidiaries.

We also had established a bonus plan for our management/executive officers prior to November 2016. Pursuant to the plan, which had taken effect beginning with the fiscal year ended April 30, 2011, in order for payment of any bonus, we had to achieve an annual net profit (excluding any extraordinary items) of HK$78,000,000 in any fiscal year, referred to as the “Net Profit Target.” If we had achieved Net Profit Target in any fiscal year, a pool of 4% of any amount over the Net Profit Target would then be set aside to provide bonuses to our management/executive officers. Of the bonus pool that was created, our management/executive officers would be paid proportionately in accordance with pre-determined rates, subject to adjustment at the discretion of the board. Payment of any bonuses under the plan throughout had all been made in cash.

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current executive officers has received monthly cash compensation in the sum of HK$10,000 and the entirety of the bonus plan has been terminated.

During the year ended December 31, 2016, the aggregate amount of compensation paid to our executive officers (former and current) was approximately HK$9,251,000.

The following table sets forth the compensation of our executive officers for the year ended December 31, 2016:

Name and Principal Position	Year ended December 31,	Salary (HK$)	Bonus (1) (HK$)	Total (HK$)
Kin Sun Sze-To	2016	4,085,644	683,000	4,768,644
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2016	1,635,355	512,000	2,147,355
Chief Financial Officer

Chin Hien Tan	2016	1,823,202	512,000	2,335,202
Former Chief Operating Officer

(1)	Bonus paid during the financial year ended December 31, 2016 was made with respect to financial results for year ended December 31, 2015.

Compensation of Non-Executive Independent Directors

During the year ended December 31, 2016, the aggregate amount of compensation paid to our non-executive independent directors (former and current) was HK$1,230,000.

From January 1, 2016 through October 30, 2016, each of Eli D. Scher (our former non-executive Vice Chairman), J. David Selvia (our former non-executive independent director), Chung Wing Lai and Joseph Yiu Wah Chow, our current non-executive independent directors, was paid HK$39,000, HK$20,000, HK$20,000 and HK$20,000, respectively, for each month that they continued to serve on our board.

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board. We also made a one-time reward/honorarium of HK$100,000 to each of Chung Wing Lai and Joseph Yiu Wah Chow on the approval of the compensation committee (with Mr. Lai and Mr. Chow both abstained from voting) as a token of appreciation in recognition of the laborious works they had assumed and undertaken from inception of the divestment transaction in mid-August 2015 through conclusion of our extraordinary general meeting in December 2015 in their capacities as members of the special committee set up to oversee the transaction.

C. Board Practices

Independence of Directors

Although we are not required to have a majority of independent directors on our board of directors, we have elected to have a majority of independent directors and have determined to utilize the definition of an “independent director” utilized by the NASDAQ Stock Market. Under the listing standards of the NASDAQ Stock Market, an “independent director” is generally defined as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Accordingly, consistent with the above-referenced considerations, our board of directors has affirmatively determined that each of Chung Wing Lai and Joseph Yiu Wah Chow is an independent director, constituting a majority of our board of directors.

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

Executive Committee

Our executive committee is currently comprised of Kin Sun Sze-To and Ho Leung Ning. While the executive committee does not have a formal written charter, the board has determined that the executive committee’s responsibilities will be to generally manage our business affairs and exercise all powers of the board (other than actions that would require the board to act as a whole or which actions are vested in other committees of the board or require shareholder approval).

Audit Committee Information

Our audit committee is currently comprised of Joseph Yiu Wah Chow and Chung Wing Lai, with Joseph Yiu Wah Chow serving as chairman. The audit committee, pursuant to the audit committee charter, is responsible for engaging independent certified public accountants, preparing audit committee reports, reviewing with the independent certified public accountants the plans and results of the audit engagement, approving professional services provided by the independent certified public accountants, reviewing the independence of the independent certified public accountants, considering the range of audit and non-audit fees, reviewing the adequacy of our internal accounting controls and reviewing all related party transactions.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is currently comprised of Chung Wing Lai and Joseph Yiu Wah Chow, with Chung Wing Lai serving as chairman. The nominating and corporate governance committee is responsible for seeking, considering and recommending to the board qualified candidates for election as directors and will approve and recommend to the full board of directors the appointment of each of our executive officers. It also periodically prepares and submits to the board of directors for adoption the committee’s selection criteria for director nominees. It reviews and makes recommendations on matters involving the general operation of the board and our corporate governance, and annually recommends to the board nominees for each committee of the board. In addition, the committee annually facilitates the assessment of the board of directors’ performance as a whole and of the individual directors and report thereon to the board.

Compensation Committee

Our compensation committee currently is comprised of Joseph Yiu Wah Chow and Chung Wing Lai, with Joseph Yiu Wah Chow serving as chairman. The principal functions of the compensation committee are to:

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

A. Major Shareholders

The following table sets forth, as of April 30, 2017, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of April 30, 2017.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Major Shareholder(s):
Kwok Wa Hung	1,014,753	(2)	7.8%
Directors and Executive Officers:
Kin Sun Sze-To	10,134,283	(3)	78.3%
Ho Leung Ning	241,971	(4)	1.9%
Chung Wing Lai	0
Joseph Yiu Wah Chow	0
All directors and executive officers as a group (4 individuals)	10,376,254		80.2%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.

(2)	The business address of Mr. Hung is c/o 16th Floor, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on March 03, 2015 and other information known to us.

(3)	Consists of 9,245,382 ordinary shares held by Sun Yip Industrial Company Limited and 888,901 ordinary shares held by Tiger Power Industries Limited (“Tiger Power”), each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 5, 2017.

(4)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning.

As of May 11, 2017, there were 18 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 556,137 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

Personal guarantees provided by Kin Sun Sze-To

During fiscal year ended December 31, 2016 and as in the past, Kin Sun Sze-To had been providing personal guarantees to various financial institutions as collaterals to secure various credit facilities and financing of machineries for Plastec and certain of the latter’s operating subsidiaries. Despite these personal guarantees of Kin Sun Sze-To as collaterals for Plastec remain extant after the consummation of our divestment of our shareholdings in Plastec on October 11, 2016, they will no longer be relevant to our operations.

Corporate guarantees provided by us for Plastec

We have been (as in the past) providing corporate guarantees to various financial institutions as collaterals to secure various credit facilities and financing of machineries for Plastec and certain of its operating subsidiaries, each of which Kin Sun Sze-To is a director thereof. As at December 31, 2016, the total amount of corporate guarantees outstanding for such purposes was approximately HK$160.7 million. We have applied for all such corporate guarantees be cancelled and terminated shortly after consummation of our divestment of our shareholdings in Plastec and anticipate completion of the entire process by the end of 2017.

Bonus Plan for Management/Executive Officers

The disclosure on the bonus plan (which is no longer extant since November 2016) set forth under the section titled “ Directors, Senior Management and Employees — Compensation ” in Item 6.B of this Form 20-F is incorporated herein by reference.

Interests of our Management/Executive Officers in connection with Share Transfer Agreement

Under the Share Transfer Agreement, we are obliged to, and we did, use our best efforts to cause Mr. Chin Hien Tan (who remained as our executive until October 11, 2016) and Mr. Ho Leung Ning, each of whom is also a director of certain of Plastec’s subsidiaries, to continue their offices therewith and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018. Additionally, if the cumulative net profits of Plastec for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, an amount equal to 30% of the surplus shall be distributed to Plastec’s management team, including those designated by us, in cash as a bonus (the “Performance Bonus”). See the section titled “ Information on the Company – History and Development ” in Item 4.A of this Form 20-F.

Termination of Escrow Agreement

In connection with our initial public offering (“IPO”), certain of our securities held by our shareholders prior to the IPO (the “initial shareholders”) were placed in escrow pursuant to an escrow agreement (“Escrow Agreement”) with Continental Stock Transfer & Trust Company (“Escrow Agent”) acting as escrow agent. Pursuant to Escrow Agreement, if, after we consummated our initial business combination, we subsequently consummated a liquidation, merger, stock exchange or other similar transaction which resulted in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, then the Escrow Agent would be authorized to release the escrowed securities to the initial shareholders.

Although we were not liquidating upon consummation of the divestment of Plastec transaction (and therefore not technically triggering the release pursuant to the Escrow Agreement) on October 11, 2016, we could have done so if we were so inclined. We therefore believed the purpose of the Escrow Agreement was satisfied and that the securities should be released to the initial shareholders. Accordingly, on October 11, 2016 we authorized a termination of the Escrow Agreement with immediate effect and instructed the Escrow Agent to release the escrowed securities forthwith to the initial shareholders, including to our former diector and Non-Executive Vice Chairman of the Board, Mr. Eli D. Scher, and one of our former major shareholders at the time, Mr. Jing Dong Gao, who collectively were beneficially interested in approximately 5% of our outstanding shares as of October 11, 2016.

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

A. Offer and Listing Details

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol “PLTYF”. The following table sets forth the range of high and low closing sale prices for the units and shares for the periods indicated.

	Ordinary Shares		Units
Period (1)	High	Low	High	Low
April 2017 (2)	$7.00	$4.50	$6.00	$6.00
March 2017	$5.00	$4.375	$6.00	$6.00
February 2017	$8.00	$5.00	$6.00	$6.00
January 2017	$5.05	$4.70	$6.00	$6.00
December 2016	$4.75	$4.00	$6.00	$6.00
November 2016	$11.00	$2.50	$6.00	$6.00
October 2016	$12.00	$9.50	$6.00	$6.00

Fiscal Quarter for
FY Ending Dec. 31, 2017:
First Quarter	$8.00	$4.375	$6.00	$6.00

Fiscal Quarter for
FY Ended Dec. 31, 2016:
Fourth Quarter	$12.00	$2.50	$6.00	$6.00
Third Quarter	$9.50	$9.50	$6.00	$6.00
Second Quarter	$9.50	$9.00	$6.00	$6.00
First Quarter	$9.50	$7.80	$6.00	$6.00
FY Ended Dec. 31, 2015:
Fourth Quarter	$8.01	$7.80	$6.00	$6.00
Third Quarter	$8.00	$6.50	$6.00	$6.00
Second Quarter	$6.50	$6.50	$6.00	$6.00
First Quarter	$6.50	$6.50	$6.00	$6.00

FY Ended Dec 31,
2016	$12.00	$2.50	$6.00	$6.00
2015	$8.01	$6.50	$7.50	$3.00
2014	$7.00	$5.00	$7.50	$3.00
2013	$9.00	$5.50	$7.50	$3.00
2012	$9.90	$5.25	$6.50	$6.50
FY Ended April 30, 2012	$9.00	$5.25	$9.85	$6.25

(1)	In September 2012, the Company changed its fiscal year end from April 30 to December 31. Limited trading information is available for our securities prior to February 2011. Accordingly, we continue to provide information for full fiscal year ended April 30, 2012. We also provide information for full fiscal years ended December 31, 2012 and 2013.
(2)	Through April 30, 2017.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted under the symbols “PLTYF” on the OTC Bulletin Board.

We may consider applying to have our ordinary shares listed on a national securities exchange, if circumstances permit. We can provide no assurance, however, that we will so apply, that any such exchange will approve our application, if made, or that our ordinary shares will ever become so listed.

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

Directors

We currently have four directors with each director serving until the Company’s next annual general meeting, if one is called for, and until his successor is elected and qualified. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

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

General Meetings

A general meeting may be convened by a majority of directors at any time by providing at least 10 days’ notice. Additionally, the directors shall convene an extraordinary general meeting upon a members’ requisition (a requisition of members holding at the date of deposit of the requisition not less than 10% in par value of our capital which as at that date carries the right of voting at general meetings). The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

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

Tenancy Agreements.   Each of the Tenancy Agreements summarized under the section titled “ Properties ” in Item 4.B of this Form 20-F is incorporated herein by reference.

Share Transfer Agreement.   The Agreement summarized under the section titled “ Development of Our Company - History and Development ” in Item 4.A of this Form 20-F is incorporated herein by reference.

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

Cayman Islands Taxation

The government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands is not party to any double taxation treaties that are applicable to payments made to or by us.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands, dated January 11, 2011, that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the ordinary shares, or on the debentures or other obligations, of the company or (ii) by way of the withholding in whole or in part on a payment of a dividend or other distribution of income or capital by the company to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

PRC Taxation

The following is a summary of the material PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares. You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular circumstances.

Dividends From Our PRC Operating Company

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

As of the date of this Form 20-F, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us or our non-PRC subsidiaries. Our PRC subsidiary, namely, Kai Ping Broadway Mold Tech Co., Limited and our non-PRC subsidiaries that are determined to be resident enterprises will make any necessary tax withholding if, in the future, such PRC subsidiary or such non-PRC subsidiaries were to pay any dividends, and the PRC tax authorities determine that the recipient of any such dividend is a non-resident enterprise under the EIT Law.

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

As a result of the disposition of all of our shareholdings in Plastec in October 2016 and based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries and our current plans of operation, we are expected to be treated as a PFIC in the near future. However, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

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

The disclosure set forth under “ Market Risk ” in Item 5.A of this Form 20-F is incorporated herein by reference.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2016.

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

Since December 16, 2010, we have had a standing audit committee, now consisting of Joseph Yiu Wah Chow and Chung Wing Lai, with Joseph Yiu Wah Chow serving as chairman. Each is an independent director under the NASDAQ listing standards. The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, our board of directors has determined that Joseph Yiu Wah Chow satisfies the definition of financial sophistication under the NASDAQ listing standards and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

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

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2016 and 2015 were Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited as successor to Dominic K. F. Chan & Co.) and Dominic K. F. Chan & Co., respectively.

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CA Limited and Dominic K. F. Chan & Co., respectively, to us for the years ended December 31, 2016 and 2015:

	Fiscal Year Ended December 31,		Fiscal Year Ended December 31,
Service Category	2016		2015
Audit Fees	HK$	353,000	HK$	970,000
Audit-Related Fees	HK$	197,500	HK$	197,500
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	550,500	HK$	1,167,500

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

In November 2011, our board of directors approved a $5 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. On August 6, 2015, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants (insider or public) expired on November 18, 2014. On August 5, 2016, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

We made no repurchases of our securities during the period covered by this Form 20-F. The approximate dollar value of securities that may be purchased under our current repurchase program stood at $1,431,918 as of the date of this Form 20-F.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

ITEM 16H.	MINE SAFETY DISCLOSURES.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

48

ITEM 18.	FINANCIAL STATEMENTS.

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements

For the Years Ended December 31, 2016, 2015 And 2014

49

CONTENT

50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the “Company”) and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as the “Group”) as of December 31, 2016, and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and, and cash flows each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Centurion ZD CPA Limited

(formerly known as DCAW (CPA) Limited as successor to

Dominic K.F. Chan & Co.)

Certified Public Accountants

Hong Kong

Date: 19 April, 2017

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2015	2016
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	311,665	486,222
Deposits, prepayment and other receivables (note 4)	4,479	4,833
Consideration receivable (note 5)	-	131,686
Current assets of discontinued operations (note 3)	618,374	-
Total current assets	934,518	622,741

Property, plant and equipment, net (note 6)	145,715	153,782
Prepaid lease payments, net (note 7)	18,165	16,638
Intangible assets	438	438
Non-current assets of discontinued operations (note 3)	204,036	-
Total assets	1,302,872	793,599

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals (note 8)	10,488	6,138
Tax payable	4,103	5,837
Current liabilities of discontinued operations (note 3)	347,595	-
Total current liabilities	362,186	11,975

Total liabilities	362,186	11,975

Commitments and contingencies (note 11)	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2015 and 2016, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	7,599	(5,891)
Retained earnings	906,937	761,365
Total shareholders’ equity	940,686	781,624

Total liabilities and shareholders’ equity	1,302,872	793,599

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2014	2015	2016
	HK$	HK$	HK$

Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(20,022)	(27,812)	(18,946)
Other income	23,907	25,161	23,874
Gain on disposal of property, plant and equipment	122	-	545
Gain on disposal of subsidiary	29,125	-	-
Total operating (expenses)/income, net	33,132	(2,651)	5,473

Income/(loss) from operations	33,132	(2,651)	5,473

Interest income	963	1,028	1,276
Income/(loss) before income tax expense	34,095	(1,623)	6,749

Income tax expense from continuing operations (note 9)	(3,169)	(294)	(1,241)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	30,926	(1,917)	5,508

Discontinued operations (note 3):
Net income from discontinued operations (including gain of HK$540,921 upon the disposal in the year ended December 31, 2016)	157,206	163,204	717,721
Income tax expenses from discontinued operations	(20,311)	(29,952)	(31,187)

Net income from discontinued operations attributable to the Company’s shareholders	136,895	133,252	686,534

Net income attributable to the Company’s shareholders	167,821	131,335	692,042

Other comprehensive income:
Foreign currency translation adjustment	(7,764)	(2,538)	(13,490)
Comprehensive income attributable to the Company’s shareholders	160,057	128,797	678,552

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2014		2015		2016
	HK$		HK$		HK$

Net income per share (note 10):

Weighted average number of ordinary shares
Continuing operations		12,938,128		12,938,128		12,938,128
Discontinued operations		12,938,128		12,938,128		12,938,128

Weighted average number of diluted ordinary shares
Continuing operations		12,938,128		12,938,128		12,938,128
Discontinued operations		12,938,128		12,938,128		12,938,128

Basic income per share attributable from
Continuing operations	HK$	2.39	HK$	(0.15)	HK$	0.44
Discontinued operations	HK$	10.61	HK$	10.35	HK$	53.06

Diluted income per share attributable from
Continuing operations	HK$	2.39	HK$	(0.15)	HK$	0.44
Discontinued operations	HK$	10.61	HK$	10.35	HK$	53.06

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at January 1, 2014	12,938,128	101	26,455	17,901	759,157	803,614

Net income for the year	-	-	-	-	167,821	167,821
Dividend paid	-	-	-	-	(30,275)	(30,275)
Warrants repurchases	-	-	(406)	-	-	(406)
Cumulative translation adjustment	-	-	-	(7,764)	-	(7,764)

Balance at December 31, 2014 and at January 1, 2015	12,938,128	101	26,049	10,137	896,703	932,990

Net income for the year	-	-	-	-	131,335	131,335
Dividend paid	-	-	-	-	(121,101)	(121,101)
Cumulative translation adjustment	-	-	-	(2,538)	-	(2,538)

Balance at December 31, 2015 and at January 1, 2016	12,938,128	101	26,049	7,599	906,937	940,686

Net income for the year	-	-	-	-	692,042	692,042
Dividend paid	-	-	-	-	(837,614)	(837,614)
Cumulative translation adjustment	-	-	-	(13,490)	-	(13,490)

Balance at December 31, 2016	12,938,128	101	26,049	(5,891)	761,365	781,624

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2014	2015	2016
	HK$	HK$	HK$

Operating activities
Net income	167,821	131,335	692,042
Less: Net income from discontinued operations	(136,895)	(133,252)	(686,534)
Net income/(loss) from continuing operations	30,926	(1,917)	5,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,276	8,366	8,772
Net gain on disposal of property, plant and equipment	(122)	-	(545)
Gain on disposal of a subsidiary	(29,125)	-	-
Changes in operating assets and liabilities:
Trade receivables	12,546	-	-
Deposits, prepayment and other receivables	3,607	(3,451)	(144)
Trade payables	(989)	-	-
Other payables and accruals	(5,101)	6,430	(19,802)
Tax payables	5,286	639	1,664
Subsidiaries	7,351	(636)	-
Net cash provided by/(used in) continuing operations	31,655	9,431	(4,547)
Net cash provided by discontinued operations	224,566	232,256	196,478
Net cash provided by operating activities	256,221	241,687	191,931

Investing activities
Purchase of property, plant and equipment	(133,239)	(23,809)	-
Proceeds from disposal of property, plant and equipment	414	-	545
Sale proceeds from disposal of a subsidiary (net of cash disposed of HK$314,079 for the year 2016)	43,015	-	703,363
Net cash (used in)/provided by continuing operations	(89,810)	(23,809)	703,908
Net cash provided by/(used in) discontinued operations	89,442	(126,628)	(28,059)
Net cash (used in)/provided by investing activities	(368)	(150,437)	675,849

Financing activities
Repurchases of shares/warrants	(406)	-	-
Dividend income from subsidiaries	344,000	-	-
Dividends paid	(30,275)	22,899	(837,614)
Net cash provided by/(used in) continuing operations	313,319	22,899	(837,614)
Net cash used in discontinued operations	(381,782)	(164,777)	(5,815)
Net cash used in financing activities	(68,463)	(141,878)	(843,429)

Net increase/(decrease) in cash and cash equivalents	187,390	(50,628)	24,351

Effect of exchange rate changes on cash and cash equivalents	(7,764)	(2,538)	(13,490)
Cash and cash equivalents, beginning of year	348,901	528,527	475,361
Cash and cash equivalents, end of year	528,527	475,361	486,222
Less: cash and cash equivalents from discontinued operations	(224,411)	(163,696)	-
Cash and cash equivalents, end of year from continuing operations	304,116	311,665	486,222

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest (income)/paid, net	(963)	1,207	731
Income taxes paid/(refund)	(2,117)	345	(424)

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	-	-	131,686

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background

Plastec Technologies, Ltd. (“Company”) (formerly known as “GSME Acquisition Partners I”), incorporated under the laws of Cayman Islands on March 27, 2008, and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries collectively as a group) had principally been engaged in the provision of integrated plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. The Company’s manufacturing activities had been performed in the People’s Republic of China (the “PRC” or “China”) and Thailand during the years 2014 and 2015. The selling and administrative activities had mainly been performed in China.

On November 14, 2015, the Company entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of the Company’s shareholding interests in its then wholly-owned subsidiary, Plastec International Holdings Limited (“PIHL”) alongside the latter’s subsidiaries (collectively, “PIHL Group”), for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”) subject to terms and conditions thereof.

The disposal represents a strategic shift and has a major effect on the Group’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2015, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December, 2014 and 2015 are adjusted retrospectively to reflect this change.

The disposal of PIHL was completed on 11 October, 2016. As a result, the Company no longer owns PIHL. Thereafter, the Company’s only operations have generally been, or will be, to complete certain construction project currently under way, collect rental income from certain property the Company owns and is being leased to one of PIHL’s subsidiaries and explore other investment opportunities.

As of December 31, 2016, details of the Company’s subsidiaries are as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Allied Sun Corporation Limited 盟暉有限公司	August 20, 2008	Hong Kong	100%	Dormant

Broadway Manufacturing Company Limited	August 17, 2005	BVI	100%	Property investment

Ever Ally Developments Limited 永協發展有限公司	January 30, 2015	BVI	100%	Investment holding

Kai Ping Broadway Mold Tech Co., Limited 开平市百汇模具科技有限公司	June 16, 2015	PRC	100%	Dormant

Sun Line Industrial Limited 新麗工業有限公司	April 27, 1993	Hong Kong	100%	Dormant

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

Sun Ngai Spraying and Silk Print (HK) Co., Limited 新藝噴油絲印(香港)有限公司	March 22, 2006	Hong Kong	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Investment holding

Viewmount Developments Ltd.	November 12, 2013	BVI	100%	Investment holding

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

The Merger Transaction with Plastec International Holdings Limited

On March 27, 2008, the Company was established as a special purpose acquisition company whose objective was to consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses located in the PRC.

On August 6, 2010, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited (“GSME Sub”), Plastec International Holdings Limited (“PIHL”) and all former shareholders of PIHL (“PIHL Shareholders”) (together, the “Parties”). Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub was to be merged with and into PIHL, with PIHL surviving as a wholly-owned subsidiary of the Company (the “Merger”). The PIHL Shareholders were then entitled to receive up to an aggregate of 16,948,053 ordinary shares, par value U.S.$0.001 per share, of the Company.

On September 13, 2010, in connection with the Merger, the Parties entered into an Amended and Restated Agreement and Plan of Reorganization (the “Amended and Restated Merger Agreement”) to, amongst other matters, revise the terms of the merger consideration to be paid to the PIHL Shareholders. Pursuant to the Amended and Restated Merger Agreement, upon consummation of the Merger, the PIHL Shareholders became entitled to receive up to an aggregate of 16,778,571 ordinary shares of the Company, of which 7,054,583 shares were issued to the PIHL Shareholders on the closing of the Merger and the remaining of up to 9,723,988 shares (2,944,767, 3,389,610 and 3,389,611 shares for 2011, 2012 and 2013 respectively) (the “Earnout Shares”) would have been issued to the PIHL Shareholders, if PIHL had net income as defined in the Amended and Restated Merger Agreement in the following amounts for the indicated years ending April 30 below:

Year ending April 30,	Net Income
HK$

2011	130,700
2012	176,000
2013	250,000

At the Special Meeting held on December 10, 2010, the merger proposal was approved by the shareholders. On December 16, 2010, the Company consummated the transactions contemplated by the Amended and Restated Merger Agreement, pursuant to which, amongst other things, PIHL became a wholly owned subsidiary of the Company (the “Merger Transaction”). The Merger Transaction was accounted for as a reverse acquisition with PIHL being considered the accounting acquirer in the Merger.

The completion of the Merger enabled the PIHL Shareholders to obtain a majority voting interest in the Company. Generally accepted accounting principles in the United States require that a company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes. Accordingly, the aforementioned Merger Transaction was accounted for as a reverse acquisition of a private operating company (PIHL) with a non-operating public company (the Company) with significant amount of cash. The reverse acquisition process utilized the capital structure of the Company and the assets and liabilities of PIHL were recorded at historical cost. The transaction was recorded as a recapitalization of PIHL and thus was reflected retrospectively in PIHL’s historical financial statements. Although PIHL was deemed to be the accounting acquirer for financial accounting and reporting purposes, the legal status of PIHL as the surviving company did not change.

Under the reverse acquisition accounting, the historical consolidated financial statements of the Company for the periods prior to December 16, 2010 were those of PIHL and its subsidiaries. Since PIHL was deemed as accounting acquirer, PIHL’s fiscal year replaced the Company’s fiscal year. The fiscal year end changed from October 31 to April 30. The financial statements of the Company reflected the aforementioned Merger Transaction in the consolidated statement of shareholders’ equity through a line of “Recapitalization in connection with the reverse merger” to present the net assets of the Company as of December 16, 2010. The net assets of the Company as of December 16, 2010 were as follows:

Net assets acquired:	HK$

Cash	58,160
Accounts payable and accrued liabilities	(1,524)

56,636

On April 30, 2011, the Parties entered into an amendment to the Amended and Restated Merger Agreement to remove the provisions of Earnout Shares and issued an aggregate of 7,486,845 ordinary shares of the Company to the PIHL Shareholders on April 30, 2011.

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

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”).  Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions.  The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units (under ticker “PLTEF”), with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. In August 2015, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants, insider or public, expired on November 18, 2014. In August 2016, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

Discontinued operations

A disposal of a component of an entity or a group of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations. Classification as a discontinued operations occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of operations and comprehensive income. The amount of total current assets, total non-current assets, total current liabilities and total non-current liabilities are presented separately on the consolidated balance sheets.

Foreign currency translation

The functional currency of the Company is United States Dollar. The functional currency of the subsidiaries other than the subsidiaries in the PRC is Hong Kong dollar. The subsidiaries in the PRC have their local currency, Renminbi, as their functional currencies.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain (loss) were (HK$3,261), HK$1,564 and HK$3,670 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Allowance for doubtful account

The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by debtors. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its debtors’ financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the debtors. Other receivables are written off if reasonable collection efforts are not successful.

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

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	4%
Furniture, fixtures and equipment	20%-33.33%
Computer equipment	33.33%-50%
Motor vehicles	20%

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

Revenue recognition

Rental income receivable under operating leases is recognized in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased assets. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable.

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

Shipping and handling cost

The Group did not have shipping and handling cost for the years ended December, 2014, 2015 and 2016.

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

Post-retirement and post-employment benefits

The Company’s Hong Kong former subsidiaries contributed to a defined contribution retirement benefit plan under the Mandatory Provident Fund Schemes Ordinance for all of its Hong Kong employees who were eligible to participate in the Mandatory Provident Fund (“MPF”) Scheme. Contributions were made based on a percentage of the employees’ basic salaries.

The employees of the Company’s former subsidiaries which operated in the PRC were required to participate in a central pension schemes operated by the local municipal governments, respectively. PRC subsidiaries are required to contribute certain percentage of its payroll costs to the central pension scheme.

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

Contingencies

From time to time, the Company is subject to claims arising in the conduct of its business, including claims relating to employees and public authorities. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Company will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Company will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel.

Recent accounting pronouncements adopted

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2014-08 which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The effects of the pronouncement have been reflected in the consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

Going Concern: In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual report beginnings ending after December 15, 2016 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Recognition and Measurement of Financial Assets and Financial Liabilities: In January 2016, the FASB issued ASU 2016-01—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendment addresses various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. This amendment will be effective for the interim and annual period beginning after December 31, 2017. Early adoption by public entities is permitted only for certain provisions. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company's consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies – Continued

Recently issued accounting pronouncements

Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. The Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements.

Cash Flows: In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) to require amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments are effective January 1, 2019, and for interim periods within that year. Early adoption is permitted. The Company will adopt ASU 2016-18 in its future consolidated financial statements.

3.	Discontinued Operations

The disposal of PIHL Group described in Note 1 was completed on 11 October, 2016.

The Share Transfer Agreement (the “Agreement”) also contains an earnout structure. Subject to terms and conditions thereof, Remaining Amount (as the capitalized term is defined in the Agreement), capped at RMB375 Million in the aggregate, shall be paid to the Company in the event that the audited net profit of PIHL (after deducting all non-recurring gains and losses and on a consolidated basis) for the fiscal years of 2016, 2017 and 2018 shall be no less than HK$161,211, HK$177,088 and HK$195,408, respectively.

The disposal represents a strategic shift and has a major effect on the Group’s results of operations. The disposed entities are accounted as discontinued operations in the consolidated financial statements for the years ended December 31, 2014, 2015 and 2016. A gain of HK$540,921 was recognized on the disposal including in net income from discontinuing operation, which is determined based on the total consideration of HK$1,149,128 equivalent.

The financial results of the disposed business lines are set out below. Based on the Group’s management accounts, the assets, liabilities as of December 31, 2015 the revenues and expenses for the years ended December 31, 2014 and 2015 have been reclassified as discontinued operations to retrospectively reflect the changes.

Carrying amounts of assets disposed

December 31,
2015
HK$

Cash and cash equivalents	163,696
Trade receivables, net	303,681
Inventories	105,221
Deposits, prepayment and other receivables	42,345
Tax prepayment	3,431
Current assets of discontinued operations	618,374

Property, plant and equipment, net	190,776
Deferred tax assets	13,260
Non-current assets of discontinued operations	204,036
Total assets of discontinued operations	822,410

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.	Discontinued Operations (Continued)

Carrying amounts of liabilities disposed

December 31,
2015
HK$

Bank borrowings	29,223
Trade payables	111,659
Other payables and accruals	141,606
Tax payable	65,107
Current liabilities of disposal liabilities	347,595
Total liabilities of disposal liabilities	347,595

Consolidated statement of operations and comprehensive income

	For the year ended December 31,
	2014	2015	2016
	HK$	HK$	HK$

Revenue	1,207,812	1,298,493	1,073,536
Cost of sales	(915,462)	(977,851)	(778,059)

Gross profit	292,350	320,642	295,477
Other revenue	7,794	6,200	5,897
Selling, general and administrative expenses	(146,673)	(158,882)	(125,520)
Gain/(loss) on disposal of property, plant and equipment	5,298	(841)	1,197
Written off of property, plant and equipment	(442)	(2,798)	-
Gain on disposal of PIHL	-	-	540,921
Interest income	567	311	294
Finance costs	(1,688)	(1,428)	(545)

Profit before income tax	157,206	163,204	717,721
Income tax expense	(20,311)	(29,952)	(31,187)

Profit for the year	136,895	133,252	686,534

Other comprehensive income
Exchange gain on translation of financial statements of foreign operations	(8,073)	(1,566)	(12,241)
Income from discontinued operations attributable to members of the Company	128,822	131,686	674,293

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

4.	Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2015	2016
	HK$	HK$

Prepaid insurance	1,330	272
Prepaid renovation	410	1,603
Rental deposits / prepaid rent	2,704	1,536
Other receivables	35	1,422
	4,479	4,833

5.	Consideration Receivable

Consideration receivable of HK$131,686 represents the second installment of the total consideration for the sale of 100% equity interest in PIHL to SYB and SYIM. The transaction is disclosed in Note 1. The first installment of RMB875 million (HK$1,017,442) was received in September, 2016 and the Company will receive the second installment of RMB113.25 million (HK$131,686).

6.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2015	2016
	HK$	HK$

Property, plant and equipment:
Buildings	136,099	136,099
Furniture, fixtures and equipment	694	694
Computer equipment	-	38
Motor vehicles	3,508	1,814
Land use right	19,902	18,976
	160,203	157,621
Accumulated depreciation and amortization	(14,590)	(18,312)
Construction in progress	102	14,473
Property, plant and equipment, net	145,715	153,782

The Group’s interests in land use right represent prepaid operating lease payment of land located in Kai Ping. The land use right in the PRC is leased held for medium term.

As of December 31, 2015 and 2016, construction in progress mainly represents the production facilities and foundation work in construction in the factories located in China.

Depreciation and amortization of property, plant and equipment were HK$5,745, HK$6,839 and HK$7,245 during the years ended December 31, 2014, 2015 and 2016, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.	Prepaid Lease Payments

As of December 31, 2015 and 2016, prepaid lease payments represented the prepayment of land use right for three pieces of lands located in Shenzhen (with expiry dates on December 31, 2037, December 31, 2037 and February 28, 2040, respectively).

Amortization of prepaid lease payments were HK$1,531, HK$1,527 and HK$1,527 for the years ended December 31, 2014, 2015 and 2016, respectively.

8.	Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2015	2016
	HK$	HK$

Accrued salaries, wages and bonus	2,849	372
Accrued audit and professional fees	3,194	1,143
Accrued sundries expenses	1,020	1,194
Other payables	3,425	3,429
	10,488	6,138

9.	Income Taxes

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5% and 16.5% for the years ended December 31, 2014, 2015 and 2016, respectively, to the estimated income earned in or derived from Hong Kong if applicable.

Under the new PRC Enterprise Income Tax Law and Implementation Rules (“EIT Law”), the enterprise income tax rate on all domestic-invested enterprises and foreign investment enterprises in the PRC is 25%, unless they qualify for certain exemptions.

Uncertain tax positions of all PRC subsidiaries (former and existing) have been also assessed and in the opinion of the independent tax advisor, there are no significant uncertain tax positions including those transactions in between the PRC subsidiaries and their holding companies being subject to transfer pricing rulings in the PRC.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.	Income Taxes - Continued

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. The sum of accrued interest or penalties accrued on the consolidated balance sheets accumulated to HK$1,536 on the consolidated balance sheets as at December 31, 2016. The Company had no significant unrecognized tax benefits at December 2015 and December 2016.

As of December 31, 2015 and 2016, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2014	2015	2016
	HK$	HK$	HK$

Current tax
- Hong Kong	1,303	62	81
- PRC	-	-	118
- Other countries	1,866	232	1,042
	3,169	294	1,241

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2014	2015	2016
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	201	(4,349)	(69)
Current tax in other jurisdictions	1,866	232	1,160
Effect of income not chargeable for tax purpose	(663)	(90)	(152)
Effect of expenses not deductible for tax purpose	3	4,401	-
Tax effect of unused tax losses not recognized	459	-	221
Under provision in previous years	1,303	100	81
	3,169	294	1,241

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Net Income Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2014		2015		2016
	HK$		HK$		HK$

Basic and diluted income per share
Numerator:
Net income/(loss) for the year attributable to the Company’s ordinary shareholders		167,821		131,335		692,042
- Continuing operations		30,926		(1,917)		5,508
- Discontinued operations		136,895		133,252		686,534

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding
- Continuing operations		12,938,128		12,938,128		12,938,128
- Discontinued operations		12,938,128		12,938,128		12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating income per share
- Continuing operations		12,938,128		12,938,128		12,938,128
- Discontinued operations		12,938,128		12,938,128		12,938,128

Net income of Basic and diluted income per share	HK$	13.00	HK$	10.20	HK$	53.50
- Continuing operations	HK$	2.39	HK$	(0.15)	HK$	0.44
- Discontinued operations	HK$	10.61	HK$	10.35	HK$	53.06

11.	Commitments and Contingencies

Corporate guarantee

The former subsidiaries of the Company have credit facilities with various banks representing import loans, trust receipt, documentary credits, loans and overdraft. As of December 31, 2015 and 2016 in consolidated balance sheet from discontinued operations, these facilities totaled HK$340,200 and HK$110,200, respectively, of which HK$310,977 and HK$96,920 were unused as of December 31, 2015 and 2016, respectively. These facilities are granted with the provision of corporate and personal guarantees jointly by the Company, PIHL and a director of the Company to the banks.

Capital commitment

As of December 31, 2016, the Company had capital commitments for purchase of plant and machineries totaling HK$69,148, which are expected to be disbursed during the year ending December 31, 2017.

Bonus Plan

The Company had established a bonus plan for the management/executive officers. Pursuant to the plan, in order for any bonus to be paid, the Company had to achieve an annual net profit (excluding any extraordinary items) of HK$78,000 in any fiscal year, referred to as the “Net Profit Target”. If the Net Profit Target was achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target would be set aside to provide bonuses to the management/executive officers. Of the bonus pool that was created, Kin Sun Sze-To, Chin Hien Tan (our previous executive) and Ho Leung Ning would be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to the remaining officers, subject to adjustment at the discretion of the board. Payment of any bonuses under the plan would be in cash or ordinary shares (to be purchased in the open market), at the board’s sole discretion. The plan had taken effect beginning with the fiscal year ended April 30, 2011. The Company met the Net Profit Target for the year ended December 31, 2014 and 2015 and accordingly paid bonuses in the total sum of HK$2,428 and HK$1,707, respectively under the plan to its management/executive officers.

Effective from 11 October, 2016, the entirety of the aforesaid bonus plan has been scrapped.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

11.	Commitments and Contingencies (Continued)

Legal Proceeding

As of December 31, 2016, the Company is not aware of any material outstanding claim and litigation against them.

12.	Statutory Reserve Appropriation for PRC Subsidiaries

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

13.	Warrants and Unit Purchase Options

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

No UPOs were exercised before December 31, 2014. Outstanding UPOs as of December 31, 2014 was nil.

All warrants, insider or public, expired on November 18, 2014. No warrants were ever exercised before December 31, 2014. Outstanding warrants as of December 31, 2104 was nil.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

14.	Operating Segment and Geographical Information

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

(i) The location of the Company’s identifiable assets other than acquired intangible asset and liabilities by business operations from continuing operations are as follows:

	December 31,	December 31,
	2015	2016
	HK$	HK$
Identifiable assets
PRC	167,320	189,055
Hong Kong	309,058	600,460
United States	3,646	3,646

	480,024	793,161

Identifiable liabilities
PRC	27	143
Hong Kong	14,564	11,832

	14,591	11,975

(ii) Reconciliations of reportable segment assets and liabilities from continuing operations:

	Year ended December 31	Year ended December 31
	2015	2016
	HK$	HK$

Assets
Current assets	316,144	622,741
Non-current financial assets	163,880	170,420
Consolidated total assets before intangible asset	480,024	793,161
Intangible asset	438	438

Consolidated total assets	480,462	793,599

Liabilities
Liabilities excluding tax liabilities	10,488	6,138
Tax liabilities	4,103	5,837

Consolidated total liabilities	14,591	11,975

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

15.	Cash dividend

On April 10, 2014, the Company approved and declared a cash dividend of US$0.20 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on April 25, 2014, resulting in payments totaling US$2,587,625.60 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On August 11, 2014, the Company approved and declared an interim cash dividend of US$0.10 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on August 29, 2014, resulting in payments totaling US$1,293,812.80 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On April 9, 2015, the Company approved and declared a final cash dividend of US$0.20 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on April 24, 2015, resulting in payments totaling US$2,587,625.60 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On May 12, 2015, the Company approved and declared a special one-time cash dividend of US$0.90 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on May 26, 2015, resulting in payments totaling US$11,644,315.20 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On August 6, 2015, the Company approved and declared an interim cash dividend of US$0.10 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on August 20, 2015, resulting in payments totaling US$1,293,812.80 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On March 22, 2016, the Company approved and declared a final cash dividend of US$0.20 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on April 5, 2016, resulting in payments totaling US$2,587,625.60 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On August 5, 2016, the Company approved and declared an interim cash dividend of US$0.10 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on August 19, 2016, resulting in payments totaling US$1,293,821.80 to shareholders. Such dividend was recorded as retained earnings at the declaration date.

On October 11, 2016, the Company approved and declared a special cash dividend of US$8.0 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on October 25, 2016, resulting in payments totaling US$103,505,024 to shareholders. Such dividend was recorded as retained earnings at the declaration date.

16.	Related Party Transaction

The Company had the following related party transaction during the year:

	2016	2015
Nature	HK$	HK$

Rental income from related company	2,190	-

The key management person in the related company has a controlling interest in the Company. The rental income was priced with reference to the related agreements entered into.

17.	Subsequent Events

The Company has evaluated all other subsequent events through 19 April, 2017, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above described events, that required recognition or disclosures in the financial statements.

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

Balance Sheets

	December 31,	December 31,
	2015	2016
	HK$	HK$
Assets
Current assets
Cash and cash equivalents	188,604	394,508
Amount due from a subsidiary	287,836	265,536
Consideration receivable	-	131,686
Prepaid expenses	1,170	171
Total current assets	477,610	791,901
Investment in subsidiaries	1	-
Total assets	477,611	791,901

Liabilities and shareholders’ equity
Current liabilities
Account payable and accrued liabilities	6,001	1,485
Tax payable	3,129	3,129
Total current liabilities	9,130	4,614
NET CURRENT ASSETS	468,480	787,287
TOTAL ASSETS AND LIABILITIES	468,481	787,287

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	101	101
Retained earnings	468,380	787,186
Total shareholders’ equity	468,481	787,287

Statements of operations and comprehensive income

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2014	2015	2016
	HK$	HK$	HK$

Revenues	414,000	74,000	-
Other income	12,119	13,091	17,866
Gain on disposal of a subsidiary	-	-	1,149,128
Administrative expenses	(4,101)	(16,213)	(10,573)
Income before income tax expense	422,018	70,878	1,156,421
Income tax expense	(1,519)	(232)	-
Total comprehensive income	420,499	70,646	1,156,421

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

18.	Condensed financial information of Plastec Technologies, Ltd. – Continued

Statements of cash flows

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2014	2015	2016
	HK$	HK$	HK$
Cash flows from operating activities
Net income	420,499	70,646	1,156,421
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of a subsidiary	-	-	(1,149,128)
Change in operating assets and liabilities
Prepaid expenses	(1,076)	(94)	999
Accounts payable and accrued liabilities	(193)	5,585	(4,516)
Income tax	1,519	232	-
Net cash provided by operating activities	420,749	76,369	3,776

Cash flows from investing activities
(Increase)/decrease in dividend receivable	(70,000)	70,000	-
Sale proceeds of disposal of a subsidiary, net	-	-	1,017,442
Net cash (used in)/provided by investing activities	(70,000)	70,000	1,017,442

Cash flows from financing activities
(Increase)/decrease in amount due from subsidiaries	(187,780)	-	22,300
Proceeds used in repurchase of shares and warrants	(406)	-	-
Dividend paid	(30,275)	(121,101)	(837,614)
Net cash used in financing activities	(218,461)	(121,101)	(815,314)
Net increase in cash and cash equivalents	132,288	25,268	205,904
Cash and cash equivalents, beginning of year	31,048	163,336	188,604
Cash and cash equivalents, end of year	163,336	188,604	394,508

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	114	267	857

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	-	-	131,686

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

51

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 15, 2017

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

52

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Unit Certificate (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.2	Specimen Warrant Certificate (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
2.3	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
4.7	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.8	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.11	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference).
4.12	Amendment No.1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

53

Exhibit No.	Description
4.16	Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.32 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.17	Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.33 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.18	First Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.19	First Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.21	Second Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.22	Second Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.24	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
8.1	List of Subsidiaries as of May 15, 2017.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

54