Form 20-F
period 2017-12-31
Plastec Technologies, Ltd.
filed 2018-04-30
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Share, par value U.S.$0.001 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐  No  ☒

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

INTRODUCTION

Definitions

Unless the context indicates otherwise:

•	“we,” “us,” “our” and “our company” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;

•	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands company, formerly our direct wholly owned subsidiary until October 11, 2016;

•	“BVI” refers to the British Virgin Islands;

•	“China” or the “PRC” refer to the People’s Republic of China;

•	“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$/RMB may be converted to U.S.$ or $ using the exchange rates of 7.8 HK$ and 6.3 RMB, respectively, for every 1 U.S.$ or $;

•	“Renminbi” or “RMB” refer to the lawful currency of China; and

•	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2017, which are included in Item 18 to this Form 20-F.

Completion of Sale of Assets

As disclosed in our various previous filings, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$198,412,698), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$138,888,889) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$59,523,810) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018. See below for further information.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

Following consummation of the transactions described above, our only operations have generally been, or will be, to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of to SYB prior to its official operation as described below, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 and 2017 (which Plastec already did) and 2018 as described in the Agreement and below; and (iv) to explore other investment opportunities.

Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016 and 2017

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-current gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$17,976,190) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-current gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we shall be paid a further sum of RMB 124,380,000 (or US$19,742,857) of the Remaining Amount in due course and in accordance with the terms of the Agreement

Transfer of our Manufacturing Plant in Kai Ping, China

In accordance with the terms and spirits of the Agreement, we caused Viewmount Developments Limited, a wholly owned subsidiary of ours (“Viewmount”), to enter into a Share Transfer Agreement with Plastec (a wholly owned subsidiary of SYB since October 11, 2016) on March 30, 2018 (the “Manufacturing Plant Transfer Agreement”), pursuant to the terms and conditions of which Viewmount was to transfer the ownership interests in the subsidiaries of Viewmount holding our newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries, Kai Ping Broadway Mold Tech Co., Limited and Yong Xie Precision Tech (Kai Ping) Co., Limited to Plastec for a total consideration of approximately HK$70,000 (or US$8,974), representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

On April 20, 2018, the parties consummated the transactions contemplated by the Manufacturing Plant Transfer Agreement. The parties also settled all account payables owed by the relevant subsidiaries to Viewmount at the closing, totaling HK$258,910,000 (or US$33,193,590).

Impact of Sale of Assets on Our Financial Statements

The disposal of Plastec represented a strategic shift and had a major effect on our results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified as discontinued operations in the consolidated financial statements for the years ended December 2017, 2016 and 2015. The consolidated balance sheets as of December 31, 2016, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December, 2016 and 2015 have been adjusted retrospectively to reflect this strategic shift.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

The selected financial information below is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The selected consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements prepared and presented in accordance with U.S. GAAP, which are included in this Form 20-F. The selected consolidated statements of operations data for the year ended December 31, 2014 and the consolidated balance sheet data of December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements prepared and presented in accordance with U.S. GAAP, which are not included in this Form 20-F. The selected consolidated statements of operations data for the year ended December 31, 2013 have been derived from our financial statements for the relevant period, which are not included in this Form 20-F. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Form 20-F and the financial statements and the accompanying notes thereto included under Item 18 of this Form 20-F for further information about our financial results and condition.

	For the year ended
	ended December 31,
	2017	2016	2015	2014	2013
	(HK$’000, except for per share data)
	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)
Revenues	-	-	-	-	16,407
Cost of revenues	-	-	-	-	(14,060)
Gross profit/(loss)	-	-	-	-	2,347
Selling, general and administrative expenses	(19,593)	(18,946)	(27,812)	(20,022)	(31,649)
Other income	16,413	23,874	25,161	23,907	27,919
Write-off of property, plant and equipment	-	-	-	-	(14,920)
Gain/(loss) on disposal of property, plant and equipment	-	545	-	122	(3,481)
Gain on disposal of subsidiary	-	-	-	29,125	-
Income/(loss) from operations	(3,180)	5,473	(2,651)	33,132	(19,784)
Interest income	2,258	1,276	1,028	963	52
Interest expense	-	-	-	-	(163)
Income/(loss) before income tax expense	(922)	6,749	(1,623)	34,095	(19,895)
Income tax (expense)/benefits	(524)	(1,241)	(294)	(3,169)	5,240
Net income/(loss) from continuing operations	(1,446)	5,508	(1,917)	30,926	(14,655)
Discontinued operations:
Net income from discontinued operations (including gain of HK$540,921 upon the disposal in the year ended December 31, 2016)	141,341	717,721	163,204	157,206	104,509
Income tax expenses from discontinued operations	-	(31,187)	(29,952)	(20,311)	(8,974)
Net income from discontinued operations attributable to the Company’s shareholders	141,341	686,534	133,252	136,895	95,535
Net income attributable to the Company’s shareholders	139,895	692,042	131,335	167,821	80,880
Net income per share
Weighted average number of ordinary shares
- Continuing operations	12,938,128	12,938,128	12,938,128	12,938,128	13,503,623
- Discontinued operations	12,938,128	12,938,128	12,938,128	12,938,128	13,503,623

Weighted average number of diluted ordinary shares
- Continuing operations		12,938,128		12,938,128		12,938,128		12,938,128		13,503,623
- Discontinued operations		12,938,128		12,938,128		12,938,128		12,938,128		13,503,623

Basic income per share attributable from
- Continuing operations	HK$	(0.11)	HK$	0.44	HK$	(0.15)	HK$	2.39	HK$	(1.09)
- Discontinued operations	HK$	10.92	HK$	53.06	HK$	10.35	HK$	10.61	HK$	7.09

Diluted income per share attributable from
- Continuing operations	HK$	(0.11)	HK$	0.44	HK$	(0.15)	HK$	2.39		(1.09)
- Discontinued operations	HK$	10.92	HK$	53.06	HK$	10.35	HK$	10.61	HK$	7.09

	December 31,
	2017	2016	2015	2014	2013
	(HK$’000)
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Total assets	780,263	793,599	1,302,872	1,271,156	1,154,821
Total liabilities	10,933	11,975	362,186	338,166	351,207
Total shareholders’ equity	769,330	781,624	940,686	932,990	803,614

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 20, 2018, which was HK$7.8448 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

Period	Period End	Average (1)	Maximum	Minimum
April 2018[2]	7.8448	7.8489	7.8499	7.8482
March 2018	7.8484	7.8413	7.8486	7.8310
February 2018	7.8262	7.8222	7.8267	7.8194
January 2018	7.8210	7.8190	7.8230	7.8161
December 2017	7.8128	7.8128	7.8228	7.8050
November 2017	7.8093	7.8052	7.8118	7.7955
October 2017	7.8015	7.8053	7.8106	7.7996

FY Ended Dec. 31, 2017	7.8128	7.7926	7.8267	7.7540
FY Ended Dec. 31, 2016	7.7534	7.7618	7.8270	7.7505
FY Ended Dec. 31, 2015	7.7507	7.7525	7.7685	7.7495
FY Ended Dec. 31, 2014	7.7531	7.7554	7.7648	7.7497
FY Ended Dec. 31, 2013	7.7539	7.7565	7.7629	7.7526

Source:  The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

(2)	Through April 20, 2018.

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

Following divestment of our ownership interest in Plastec, our only operations have generally been, or will be, to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of to SYB prior to its official operation in April 2018, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 and 2017 (which Plastec already did) and 2018 as described in the Agreement; and (iv) explore other investment opportunities. As of the date hereof, we have no plans, arrangements or understandings of what long term, if at all, operations in which we might be engaged or business objective by which we might adopt and, accordingly, you will have no or little basis on which to evaluate our prospect as a going concern.

We have limited sources of revenues, the extent to which are contingent upon third parties’ performances and contractual commitments.

Currently, our only sources of revenues are receiving lease payments from one of Plastec’s subsidiaries. We also may receive a contingent payment upon Plastec achieving the prospective performance target for the year ended December 31, 2018 pursuant to the terms of the Agreement. If SYB fails to cause Plastec’s subsidiary to continue to make lease payments when and as due, or if it determines to cancel the lease as provided for therein, or if Plastec does not achieve the prospective performance target for the year ended December 31, 2018 as provided for in the Agreement, we would not have any sources of revenue. As a result, there would be substantial doubt regarding our ability to remain as a going concern from a long-term perspective.

If lessee of the land and premises under which our recurring rental income have been derived from terminates the underlying lease agreements prior to their stated maturities or not to renew them for another term upon their usual expiry for want of relevant land and building title certificates, we could incur significant losses of revenues.

Although our wholly-owned subsidiary, Broadway Manufacturing Company Limited, has the right to use the parcels of land in Shenzhen together with premises built thereon (with an aggregate site area and gross floor area of approximately 47,190 square meters and 108,180 square meters, respectively) which have been leased to a lessee for industrial manufacturing activities in return for recurring rental income, it has not obtained the relevant land and building title certificates due to historical reasons as of the date of this Form 20-F. It is therefore unclear whether Broadway Manufacturing Company Limited has the proper rights to lease the relevant parcels of land and to make the relevant premises built thereon available to the lessee for industrial manufacturing activities. In addition, the parcels of land in question are situated on collectively-owned land. Under the PRC laws and regulations, if the collectively-owned land does not belong to the collectively-owned land for non-agricultural use category, before such piece of land can be leased for industrial use, prior approval must be granted by competent governmental authorities. To date, Broadway Manufacturing Company Limited has not been able to complete the relevant governmental procedures to obtain the relevant land and building title certificates and regularize the leasing of such land and premises to the relevant lessee for manufacturing use as contemplated under the underlying lease agreements. As a result, the relevant lease agreements may not be legally valid and enforceable, as a matter of PRC laws and regulations due to lack of proper government approvals or title certificates. Accordingly, it is possible that the relevant lease agreements could be terminated or invalidated prior to their stated maturities.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (“SAT Circular 698”), issued by the PRC State Administration of Taxation, or SAT, on December 10, 2009 with retroactive effect from January 1, 2008, except for the purchase and sale of equity through a public securities market where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing the equity interests of an overseas holding company, or an “Indirect Transfer,” the non-resident enterprise, being the transferor, shall report to the relevant tax authority of the PRC resident enterprise such Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. On February 03, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax Deriving from the Indirect Transfers of Properties among Non-Resident Enterprises, or “Announcement 7”, which was further amended on December 1, 2017 and December 29, 2017. Announcement 7 repealed relevant provisions in Circular 698 with respect to Indirect Transfer, and stipulates more detailed rules for tax treatment of indirect transfer of equity interest in PRC resident enterprises and other assets situated in China. Announcement 7 has broadened the scope of the Indirect Transfer under Circular 698 to non-resident enterprises’ indirect transfer of (i) the assets of an "establishment or place" situated in the PRC; (ii) real property situated in the PRC; and (iii) equity interest in Chinese resident enterprises. The Announcement 7 has also elaborated how to determine that an Indirect Transfer has “a reasonable commercial purpose” and specified the legal consequences for failing to withhold and pay tax. We may conduct acquisitions involving changes in corporate structures in the future and Circular 698 and Announcement 7 may be interpreted by the relevant tax authorities to be applicable if such future acquisitions are considered by the relevant tax authorities to be devoid of “a reasonable commercial purpose.” As a result, we may be required to expend valuable resources to comply with Circular 698 or other related tax rules, which may have a material adverse effect on our business, results of operations and financial condition in the future.

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

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands (as the same may be supplemented or amended from time to time), or the “Companies Law,” and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

Our executive officers are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations (albeit limited currently) and their commitments vis-à-vis Plastec as part and parcel of our divestment of our shareholdings in Plastec to SYB. None of our executive officers are obligated to devote any specific number of hours to our affairs. If their other business affairs vis-à-vis Plastec require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to remain as a going concern from a long-term perspective. Additionally, our executive officers may become aware of business opportunities which may be appropriate for presentation to us and SYB/Plastec to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. As a result, a potential business opportunity may preferentially be presented to SYB/Plastec ahead, or instead, of to us and we may not be afforded a realistic chance of exploring any business opportunity.

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

The market price for our shares may be volatile.

The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	fluctuations of exchange rates between the RMB, the Hong Kong dollar and the U.S. dollar.

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

The payment of dividends in the future will be entirely within the sole discretion of our board of directors. Whether future dividends will be declared will largely be contingent upon Plastec’s ability to achieve the prospective performance target for the year ended December 31, 2018 pursuant to the terms of the Agreement, of which there can be no assurance, and our cash flow needs for future development; all of which may be adversely affected by one or more of the factors described herein. Accordingly, we may not declare or pay additional dividends in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant. If we determine not to pay any dividends in future, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs at least for the next twelve month. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain one or more additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

ITEM 4.	INFORMATION ON THE COMPANY.

A. History and Development of Our Company

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

On September 25, 2013, we also announced a new repurchase program, under which and as the program was subsequently extended and expanded, we are allowed to repurchase up to $5 million of our units, ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2013 Repurchase Program.” The 2013 Repurchase Program (as extended) is currently valid through September 25, 2018 and so far we have repurchased 586,010 ordinary shares and 547,600 public warrants thereunder.

On November 18, 2014, all issued and outstanding public warrants, insider warrants and unit purchase options expired and were cancelled accordingly.

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$198,412,698), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$138,888,889) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$59,523,810) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”) as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB 113,250,000 (US$17,976,190)
2017	HK$177,088,000	RMB 124,380,000 (US$19,742,857)
2018	HK$195,408,000	RMB 137,370,000 (US$21,804,762)

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

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-current gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$17,976,190) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-current gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we shall be paid a further sum of RMB 124,380,000 (or US$19,742,857) of the Remaining Amount in due course and in accordance with the terms of the Agreement.

If the Performance Commitment for the year ending December 31, 2018 is met, the Remaining Amount payable for fiscal 2018 shall be paid in full. If the actual net profit of Plastec in fiscal 2018 is less than the Performance Commitment of 2018 but more than or equal to 80% thereof, then the corresponding Remaining Amount payable for fiscal 2018 shall be adjusted proportionately at that same rate. If the actual net profit of Plastec in fiscal 2018 is less than 80% of the Performance Commitment of 2018, then the corresponding Remaining Amount payable for fiscal 2018, or any part thereof, will not be paid.

B. Business Overview

Following consummation of the transactions described above, our only operations have generally been, or will be, to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of to SYB prior to its official operation in April 2018, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 and 2017 (which Plastec already did) and 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

In accordance with the terms and spirits of the Agreement, we caused Viewmount to enter into the Manufacturing Plant Transfer Agreement on March 30, 2018, pursuant to the terms and conditions of which Viewmount was to transfer the ownership interests in the subsidiaries of Viewmount holding our newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries, Kai Ping Broadway Mold Tech Co., Limited and Yong Xie Precision Tech (Kai Ping) Co., Limited, to Plastec for a total consideration of approximately HK$70,000 (or US$8,974), representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

On April 20, 2018, the parties consummated the transactions contemplated by the Manufacturing Plant Transfer Agreement. The parties also settled all account payables owed by the relevant subsidiaries to Viewmount at the closing, totaling HK$258,910,000 (or US$33,193,590).

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

During fiscal year 2017 and through closing of the Manufacturing Plant Transfer Agreement on April 20, 2018, our minimal operations were subject to the following laws and regulations.

Wholly-Foreign Owned Enterprises.   Our former PRC subsidiaries, namely, Kai Ping Broadway Mold Tech Co., Limited and Yong Xie Precision Tech (Kai Ping) Co., Limited, are wholly foreign-owned enterprises, each of which is subject to foreign investment laws of the PRC. Wholly foreign-owned enterprises are governed by the Law of the People’s Republic of China on Foreign-Capital Enterprises and its amendment, which were promulgated on April 12, 1986 and October 31, 2000 respectively, and its Implementation Regulations promulgated on December 12, 1990 and lately amended on February 19, 2014 (together the “Foreign Enterprises Law”), which regulate all the matters as to establishment procedures, approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation, employment and all other relevant matters.

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

According to the Administrative Regulation on Management of Housing Provident Fund (《住房公積金管理條例》), which was promulgated by the State Council on April 3, 1999, became effective on the same day and was amended on March 24, 2002, enterprises must register with the competent managing center for housing funds and, upon the examination by such managing center of housing fund, complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Employers are required to contribute, on behalf of their employees, to housing accumulation funds. The payment is required to be made to local administrative authorities. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Fire Control.

According to the Fire Control Law of the PRC promulgated on September 1, 1998 and amended on October 28, 2008, we were required to submit the design and drawings of a construction project, relating to the construction of manufacturing plant at Kai Ping, to the relevant fire control bureau for approval before commencement of the construction. Also upon completion of a construction project, fire prevention mechanisms of the construction project should be evaluated and approved by the relevant fire control bureau before commencement of operation.

Properties

As of the date of this Form 20-F, our subsidiary, namely Broadway Manufacturing Company Limited, has the right to use the parcels of land (of total site area 47,190 square meters) located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC which together with industrial building and premises for dormitory purpose built thereon (of total gross floor area 108,180 square meters) are being leased to one of Plastec’s subsidiaries on terms as follows (referred to also as “Tenancy Agreements”):

Lessee	Location	Lessor	Site area/Gross floor area (sq. m.)	Status of Land	Term of Lease	Fees

Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/81,251	Collectively owned land	12/1/2015 to 11/30/2018	RMB 893,761 per month

Broadway Precision (Shenzhen) Co. Ltd.	Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/16,036	Collectively owned land	12/1/2015 to 11/30/2018	RMB 128,292 per month

Broadway Precision (Shenzhen) Co. Ltd.	Block A, Furong Industrial District, Furongmei Area, Xinqiao Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/5,476	Collectively owned land	9/1/2017 to 8/31/2020	RMB 54,760 per month

Broadway Precision (Shenzhen) Co. Ltd.	Block B, Furong Industrial District, Furongmei Area, Xinqiao Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/5,417	Collectively owned land	9/1/2017 to 8/31/2020	RMB 54,170 per month

Executives and Directors

As of the date of this Form 20-F, we have no employees but have two executive officers and two independent directors. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether an investment opportunity has been targeted and works arising therefrom. Accordingly, once management locates a suitable investment opportunity, they will consequently spend more time to our affairs than they would prior to locating a suitable investment opportunity and we do not intend to have any full time employees prior to that event.

Seasonality

The disclosure set forth under “Seasonality” in Item 5 of this Form 20-F is incorporated herein by reference.

C. Organizational Structure

The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Form 20-F .

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

Following consummation of the divestment transactions on October 11, 2016 and pursuant to the terms of the Agreement more particularly described in Item 4.A of this Form 20-F, we no longer own Plastec with the result that our only operations have generally been, or will be, to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of to SYB prior to its official operation in April 2018, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 and 2017 (which Plastec already did) and 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be twenty-five years, our furniture, fixture and equipment to be three to five years, our computer equipment to be two to three years, our motor vehicles to be five years and our plant and machinery to be five years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in the adjusted remaining useful lives.

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

Revenues

We generated revenues from our continuing operations in fiscal years ended December 31, 2015, 2016 and 2017 as follows, which were presented as other income in our audited financial statements:

	Fiscal Years Ended December 31,
	2015		2016		2017
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Rental income	12,768	50.7%	14,874	62.3%	15,224	92.8%
Advisory fees income	12,000	47.7%	9,000	37.7%	0	0.0%
Sundries	393	1.6%	0	0.0%	1,189	7.2%
	25,161	100.0%	23,874	100.0%	16,413	100.0%

Rental income

Our rental revenues were derived from properties located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC as more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F, which are being leased to one of Plastec’s subsidiaries and expiring in November 2018 and August 2020.

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

Advisory fees

Prior to October 11, 2016, we had received advisory fees from Plastec’s subsidiaries pursuant to advisory services agreements for provision of our know-how, practical advices and management skills and assistance to Plastec’s subsidiaries from time to time on a variety of operational, management and/or commercial issues arising from daily operations. All such advisory services agreements expired/terminated by the closing of the disposal of Plastec transaction on October 11, 2016.

Sundries

Sundries were non-recurring income. In fiscal year 2015, sundries arose from and were incidental to our disposal and closure of certain of our previous manufacturing plant in the PRC. In fiscal year 2017, sundries arose from reversal of land related charges in relation to the properties located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC as more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F.

Operating Costs

Our operating expenses arising from our continuing operations in fiscal years ended December 31, 2015, 2016 and 2017 consisted of the following:

	Fiscal Years Ended December 31,
	2015		2016		2017
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total

Amortization and depreciation	7,765	27.9%	7,810	41.2%	8,791	44.9%
Land related governmental charges	1,521	5.5%	1,189	6.3%	-	-%
Other general administrative expenses	18,526	66.6%	9,947	52.5%	10,802	55.1%
	27,812	100.0%	18,946	100.0%	19,593	100.0%

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

Hong Kong. Our Hong Kong subsidiaries are subject to income tax on its profits in Hong Kong at the prevailing corporate tax rate of 16.5%. For the years ended December 31, 2015, 2016 and 2017, none of our Hong Kong subsidiaries recorded any Hong Kong profit tax on the basis that they did not have any assessable profits arising in or derived from Hong Kong.

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

	Fiscal Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$
		(HK$'000)
Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(27,812)	(18,946)	(19,593)
Other income	25,161	23,874	16,413
Gain on disposal of property, plant and equipment	-	545	-
Total operating (expenses)/income, net	(2,651)	5,473	(3,180)

Income/(loss) from operations	(2,651)	5,473	(3,180)

Interest income	1,028	1,276	2,258
Income/(loss) before income tax expense	(1,623)	6,749	(922)

Income tax expense from continuing operations	(294)	(1,241)	(524)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	(1,917)	5,508	(1,446)

For the year ended December 31, 2017 compared to year ended December 31, 2016

Other income. Our other income for the year ended December 31, 2017 decreased by approximately HK$7.5 million or 31.3% to HK$16.4 million from HK$23.9 million in the year ended December 31, 2016 mainly attributable to the expiry/termination of advisory services agreements with Plastec’s certain subsidiaries since October 11, 2016 and cessation of advisory fees derived therefrom. On the other hand, we recorded an increase in rental income for fiscal 2017 as a result of additional monthly rentals derived from two new lease agreements in relation to the additional floor areas as more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F, which are being leased to one of Plastec’s subsidiaries since September 2017, and also recorded an one-off reversal of land related charges in relation to the properties as more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F..

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2017 increased by approximately HK$0.6 million or 3.4% to HK$19.6 million from HK$18.9 million in the year ended December 31, 2016, mainly attributable to increased depreciation of fixed assets located in the manufacturing plant in Kai Ping, China.

Income from operations. Our loss from operations for the year ended December 31, 2017 was approximately HK$3.2 million, decreased by HK$8.7 million from HK$5.5 million income from operations for the year ended December 31, 2016. The loss was mainly due to the cessation of advisory fees arising from expiry/termination of advisory services agreements with Plastec’s certain subsidiaries since October 11, 2016 to cover operating expenses.

Income tax expenses. Our income tax expenses for the year ended December 31, 2017 decreased by approximately HK$0.7 million to HK$0.5 million from HK$1.2 million in the year ended December 31, 2016.

Net loss. Our net loss for the year ended December 31, 2017 was HK$1.4 million, compared to net income of HK$5.5 million for the year ended December 31, 2016.

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

Summary of Cash Flows

	Year Ended December 31,
	2015	2016	2017
	(HK$’000)
Net Cash From Operating Activities	241,687	191,931	(21,689)
Net Cash From Investing Activities	(150,437)	675,849	82,743
Net Cash From Financing Activities	(141,878)	(843,429)	(151,376)
	(50,628)	24,351	(90,322)

For the year ended December 31, 2017 compared to year ended December 31, 2016

Net Cash From Operating Activities. For the year ended December 31, 2017, we generated a net cash outflow from operating activities of HK$21.7 million. Compared to the year ended December 31, 2016, which we generated a net cash inflow from operating activities of HK$191.9 million. The major cash outflow in fiscal year 2017 were prepayments and deposits of approximately HK$28 million which were mainly the amounts spent for the construction of manufacturing plant in Kai Ping, China.

Net Cash From Investing Activities. For the year ended December 31, 2017, we recorded a net cash inflow from investing activities of HK$82.7 million, comprised a net cash inflow of HK$131.7 million (being payment made to us under the Agreement as a result of Plastec achieving the performance target set for the year ended December 31, 2016) and a net cash outflow of HK$48.9 million for the purchase of properties, plant and equipment mainly for the manufacturing plant in Kai Ping, China. Compared to the year ended December 31, 2016, we recorded a net cash inflow of HK$675.8 million, which was mainly attributable to the net sales proceeds from disposal of Plastec for HK$703.4 million.

Net cash generated from financing activities.  We recorded a net cash outflow by financing activities of approximately HK$151.4 million, which comprised a net cash outflow of HK$151.4 million for the dividends paid. Compared to the year ended December 31, 2016, which we recorded a net cash outflow of HK$843.48 million, which was mainly attributable to payments of dividends totaling HK$837.6 million.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our cash and cash equivalents will provide sufficient funds to satisfy our working capital requirements for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2017, we had a cash and bank balance of approximately HK$395.1 million, of which approximately HK$147.4 million was denominated in Hong Kong Dollars, approximately HK$247.5 million equivalent was denominated in US Dollars, approximately HK$0.2 million equivalent was denominated in Renminbi, respectively.

Indebtedness

As of December 31, 2017, our indebtedness was nil.

Contractual Obligations and Commitments

The following table sets forth our contractual cash commitments as of December 31, 2017.

	Payment by Period
			Within	Within	After
		Within	2 – 3	4 – 5	5
	Total	1 Year	Years	Years	Years
	(HK$’000)

Capital commitments	90,519	90,519	-	-	-

TOTAL	90,519	90,519	-	-	-

As of December 31, 2017, our estimated interest commitment and operating lease obligations were nil.

As of December 31, 2017, we had capital commitments for purchase of plant and machineries totaling HK$90.5 million, which were expected to be disbursed during the year ending December 31, 2018 but overtaken by our disposal of the manufacturing plant in Kai Ping, China in April 2018.

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

Foreign exchange risk.  Our income is mainly denominated in Renminbi whereas our costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. We made gains of approximately HK$1,564,000 and HK$3,670,000 for the years ended December 31, 2015 and 2016, respectively, and incurred loss of approximately HK$4,004,000 for the year ended December 31, 2017. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage our foreign exchange risk exposure.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

Except as described under the headings “Introduction - Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016 and 2017” and “Introduction – Transfer of our Manufacturing Plant in Kai Ping, China”, there have been no material changes in our financial condition and results of operations subsequent to December 31, 2017.

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

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	56	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	57	Chief Financial Officer and Director
Chung Wing Lai (1) (2) (3)	70	Director
Joseph Yiu Wah Chow (1) (2) (3)	58	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

Kin Sun Sze-To has been our Chairman of the Board and Chief Executive Officer since the consummation of the merger in December 2010 and more recently has also served as our Chief Operating Officer since consummation of the disposal of our shareholdings in Plastec to SYB in October 2016. He has also been a non-independent director of SYB since January 2018. Mr. Sze-To is responsible for exploring, directing and reviewing our long-term investment opportunities and business development strategies. Mr. Sze-To started his career in the specialized field of spraying and silk screening of plastics products, before diversifying and accumulating over 20 years of experience in other areas of the plastic injection and molding industry. We believe Mr. Sze-To’s past business experience as well as his contacts and relationships make him well qualified to be a member of our board of directors. Mr. Sze-To graduated from the Third Kaiping High School of China in 1978 and completed a 2-year Organizational Design Program for Enterprise Founders conducted by the HSBC Business School of Peking University in 2014.

Ho Leung Ning has served as our Chief Financial Officer and a Director of ours since the consummation of the merger in December 2010. He has also served as Deputy Vice President of SYB since August 2017. Mr. Ning is responsible for our corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry. Prior to joining Plastec, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ Ltd. We believe Mr. Ning’s past business experience and financial knowledge and understanding makes him well qualified to be a member of our board of directors. Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

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

B. Compensation

Compensation of Executive Officers

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current executive officers has received monthly cash compensation in the sum of HK$10,000.

During the year ended December 31, 2017, the aggregate amount of compensation paid to our executive officers was HK$240,000.

The following table sets forth the compensation of our named executive officers for the year ended December 31, 2017:

Name and Principal Position	Year ended December 31,	Salary (HK$)	Total (HK$)
Kin Sun Sze-To	2017	120,000	120,000
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2017	120,000	120,000
Chief Financial Officer

Compensation of Non-Executive Independent Directors

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board.

During the year ended December 31, 2017, the aggregate amount of compensation paid to our non-executive independent directors was HK$240,000.

C. Board Practices

Director Term of Office

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

D. Employees

We have no employees as of the date of this Form 20-F.

E. Share Ownership

The disclosure relating to the share ownership of the persons listed in Item 6.B set forth in Item 7.A of this Form 20-F is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth, as of April 26, 2018, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of April 26, 2018.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class
Major Shareholder(s):
Kwok Wa Hung	1,014,753	(2)	7.8%
Directors and Executive Officers:
Kin Sun Sze-To	10,134,283	(3)	78.3%
Ho Leung Ning	241,971	(4)	1.9%
Chung Wing Lai	0		0%
Joseph Yiu Wah Chow	0		0%
All directors and executive officers as a group (4 individuals)	10,376,254		80.2%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.

(2)	The business address of Mr. Hung is c/o 16th Floor, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on March 03, 2015 and other information known to us.

(3)	Consists of 9,245,382 ordinary shares held by Sun Yip Industrial Company Limited and 888,901 ordinary shares held by Tiger Power Industries Limited (“Tiger Power”), each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 5, 2017.

(4)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning.

As of April 26, 2018, there were 17 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 554,439 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

Corporate guarantees provided by us for Plastec

We had been (as in the past) providing corporate guarantees to various financial institutions as collaterals to secure various credit facilities and financing of machineries for Plastec and certain of its operating subsidiaries, each of which Kin Sun Sze-To is a director thereof. All such corporate guarantees were duly cancelled and terminated by May 2017 and accordingly, there was no outstanding amount of corporate guarantees for such purposes as of December 31, 2017.

Interests of our Executive Officers in connection with Share Transfer Agreement

Under the Share Transfer Agreement, if the cumulative net profits of Plastec for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, an amount equal to 30% of the surplus shall be distributed to Plastec’s management team, including those designated by us, in cash as a bonus (the “Performance Bonus”). See the section titled “Information on the Company – History and Development” in Item 4.A of this Form 20-F.

Tenancy Agreements with Plastec’s subsidiary

As more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F, we have, in the ordinary course of our business, leased properties located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC to one of Plastec’s subsidiaries, expiring in November 2018 and August 2020.

Manufacturing Plant Transfer Agreement

In accordance with the terms and spirits of the Agreement, we caused Viewmount to enter into the Manufacturing Plant Transfer Agreement with Plastec on March 30, 2018, pursuant to the terms and conditions of which Viewmount was to transfer the ownership interests in the subsidiaries of Viewmount holding our newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries, Kai Ping Broadway Mold Tech Co., Limited and Yong Xie Precision Tech (Kai Ping) Co., Limited, to Plastec for a total consideration of approximately HK$70,000 (or US$8,974), representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

On April 20, 2018, the parties consummated the transactions contemplated by the Manufacturing Plant Transfer Agreement. The parties also settled all account payables owed by the relevant subsidiaries to Viewmount at the closing, totaling HK$258,910,000 (or US$33,193,590).

Each of Messrs. Kin Sun Sze-To and Ho Leung Ning remains affiliated with SYB as indicated above in Item 6 of this Form 20-F.

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

	Ordinary Shares		Units
Period	High	Low	High	Low
April 2018 (1)	$24.80	$10.00	$6.00	$6.00
March 2018	$24.80	$4.00	$6.00	$6.00
February 2018	$4.00	$4.00	$6.00	$6.00
January 2018	$4.00	$4.00	$6.00	$6.00
December 2017	$4.20	$4.00	$6.00	$6.00
November 2017	$4.20	$4.20	$6.00	$6.00
October 2017	$4.20	$4.20	$6.00	$6.00

Fiscal Quarter for
FY Ending Dec. 31, 2018:
First Quarter	$24.80	$4.00	$6.00	$6.00

Fiscal Quarter for
FY Ended Dec. 31, 2017:
Fourth Quarter	$4.20	$4.00	$6.00	$6.00
Third Quarter	$6.50	$4.20	$6.00	$6.00
Second Quarter	$8.00	$4.50	$6.00	$6.00
First Quarter	$8.00	$4.38	$6.00	$6.00

Fiscal Quarter for
FY Ended Dec. 31, 2016:
Fourth Quarter	$12.00	$2.50	$6.00	$6.00
Third Quarter	$9.50	$9.50	$6.00	$6.00
Second Quarter	$9.50	$9.00	$6.00	$6.00
First Quarter	$9.50	$7.80	$6.00	$6.00
FY Ended Dec. 31, 2015:
Fourth Quarter	$8.01	$7.80	$6.00	$6.00
Third Quarter	$8.00	$6.50	$6.00	$6.00
Second Quarter	$6.50	$6.50	$6.00	$6.00
First Quarter	$6.50	$6.50	$6.00	$6.00

FY Ended Dec 31,
2017	$4.20	$4.00	$6.00	$6.00
2016	$12.00	$2.50	$6.00	$6.00
2015	$8.01	$6.50	$7.50	$3.00
2014	$7.00	$5.00	$7.50	$3.00
2013	$9.00	$5.50	$7.50	$3.00

(1)	Through April 26, 2018.

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

Share Transfer Agreement.   The Agreement summarized under the section titled “Development of Our Company - History and Development” in Item 4.A of this Form 20-F is incorporated herein by reference.

Manufacturing Plant Transfer Agreement. The Agreement summarized under the section titled “Development of Our Company – Business Overview” in Item 4.B of this Form 20-F is incorporated herein by reference.

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

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands, dated January 11, 2011, that, in accordance with section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the ordinary shares, or on the debentures or other obligations, of the company or (ii) by way of the withholding in whole or in part on a payment of a dividend or other distribution of income or capital by the company to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

PRC Taxation

The following is a summary of the material PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares. You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular circumstances.

Income from Leasing Real Properties of Our Non- PRC Subsidiaries in Shenzhen, PRC

Pursuant to the Announcement of the State Administration of Taxation on Several Issues concerning the Administration of Income Tax on Non-Resident Enterprise, issued by SAT on April 1, 2011, which was further amended in 2015 and 2017, a non-resident enterprise without any branch or establishment to conduct management within the territory of China leases its immovable property such as houses or buildings in China, the enterprise income tax on the income from the lease of the houses or buildings shall be calculated on the basis of all the rent income. The domestic tenants shall withhold the enterprise income tax when paying the rent or when the rent is due and payable; a non-resident enterprise dispatches employees or entrust other domestic units or individuals to conduct daily management of the aforesaid immovable property within the territory of China, such non-resident enterprise shall be deemed to have a branch or establishment within the territory of China, and it shall, within the time limit specified by the Enterprise Income Tax Law, file a tax return for enterprise income tax and pay it.

As of the date of this Form 20-F, our non- PRC subsidiary, Broadway Manufacturing Company Limited engaged a PRC individual to manage its real properties in Shenzhen, PRC and to lease, receive income of leasing and pay tax for our non- PRC subsidiary.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2017.

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

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2017 and 2016 were Centurion ZD CPA Limited.

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CA Limited to us for the years ended December 31, 2017 and 2016:

	Fiscal Year Ended December 31,		Fiscal Year Ended December 31,
Service Category	2017		2016
Audit Fees	HK$	220,000	HK$	353,000
Audit-Related Fees	HK$	30,500	HK$	197,500
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	250,500	HK$	550,500

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

In November 2011, our board of directors approved a $5 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. On August 6, 2015, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants (insider or public) expired on November 18, 2014. On August 5, 2016, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

We made no repurchases of our securities during the period covered by this Form 20-F. The approximate dollar value of securities that may be purchased under our current repurchase program stood at $1,431,918 as of the date of this Form 20-F.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

ITEM 16H.	MINE SAFETY DISCLOSURES.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

47

ITEM 18.	FINANCIAL STATEMENTS.

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements

For the Years Ended December 31, 2017, 2016 And 2015

48

CONTENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows, for each of the year in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the year in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited

Certified Public Accountants

Hong Kong

Date: 29 March 2018

We have served as the Company's auditor since 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2016	2017
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	486,222	395,087
Deposits, prepayment and other receivables (note 4)	4,833	33,574
Consideration receivable (note 5)	131,686	141,341
Total current assets	622,741	570,002

Property, plant and equipment, net (note 6)	153,782	194,712
Prepaid lease payments, net (note 7)	16,638	15,111
Intangible assets	438	438
Total assets	793,599	780,263
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accruals (note 8)	6,138	4,690
Tax payable	5,837	6,243
Total current liabilities	11,975	10,933

Total liabilities	11,975	10,933

Commitments and contingencies (note 11)	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2016 and 2017, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(5,891)	(6,704)
Retained earnings	761,365	749,884
Total shareholders’ equity	781,624	769,330

Total liabilities and shareholders’ equity	793,599	780,263

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(27,812)	(18,946)	(19,593)
Other income	25,161	23,874	16,413
Gain on disposal of property, plant and equipment	-	545	-
Total operating (expenses)/income, net	(2,651)	5,473	(3,180)

Income/(loss) from operations	(2,651)	5,473	(3,180)

Interest income	1,028	1,276	2,258
Income/(loss) before income tax expense	(1,623)	6,749	(922)

Income tax expense from continuing operations (note 9)	(294)	(1,241)	(524)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	(1,917)	5,508	(1,446)

Discontinued operations (note 3):
Net income from discontinued operations (including gain of HK$141,341 (2016:HK$540,921) upon the disposal)	163,204	717,721	141,341
Income tax expenses from discontinued operations	(29,952)	(31,187)	-

Net income from discontinued operations attributable to the Company’s shareholders	133,252	686,534	141,341

Net income attributable to the Company’s shareholders	131,335	692,042	139,895

Other comprehensive income:
Foreign currency translation adjustment	(2,538)	(13,490)	(813)
Comprehensive income attributable to the Company’s shareholders	128,797	678,552	139,082

See accompanying notes to consolidated financial statements

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Net income per share (note 10):

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic income per share attributable from
Continuing operations	(HK$0.15)	HK$0.44	(HK$0.11)
Discontinued operations	HK$10.35	HK$53.06	HK$10.92

Diluted income per share attributable from
Continuing operations	(HK$0.15)	HK$0.44	(HK$0.11)
Discontinued operations	HK$10.35	HK$53.06	HK$10.92

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at January 1, 2015	12,938,128	101	26,049	10,137	896,703	932,990

Net income for the year	-	-	-	-	131,335	131,335
Dividend paid	-	-	-	-	(121,101)	(121,101)
Cumulative translation adjustment	-	-	-	(2,538)	-	(2,538)

Balance at December 31, 2015 and at January 1, 2016	12,938,128	101	26,049	7,599	906,937	940,686

Net income for the year	-	-	-	-	692,042	692,042
Dividend paid	-	-	-	-	(837,614)	(837,614)
Cumulative translation adjustment	-	-	-	(13,490)	-	(13,490)

Balance at December 31, 2016 and at January 1, 2017	12,938,128	101	26,049	(5,891)	761,365	781,624

Net income for the year	-	-	-	-	139,895	139,895
Dividend paid	-	-	-	-	(151,376)	(151,376)
Cumulative translation adjustment	-	-	-	(813)	-	(813)

Balance at December 31, 2017	12,938,128	101	26,049	(6,704)	749,884	769,330

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Operating activities
Net income	131,335	692,042	139,895
Less: Net income from discontinued operations	(133,252)	(686,534)	(141,341)
Net income/(loss) from continuing operations	(1,917)	5,508	(1,446)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,366	8,772	8,791
Net gain on disposal of property, plant and equipment	-	(545)	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(3,451)	(144)	(28,017)
Other payables and accruals	6,430	(19,802)	(1,425)
Tax payables	639	1,664	408
Subsidiaries	(636)	-	-
Net cash provided by/(used in) continuing operations	9,431	(4,547)	(21,689)
Net cash provided by discontinued operations	232,256	196,478	-
Net cash provided by/(used in) operating activities	241,687	191,931	(21,689)

Investing activities
Purchase of property, plant and equipment	(23,809)	-	(48,943)
Proceeds from disposal of property, plant and equipment	-	545	-
Sale proceeds from disposal of a subsidiary (net of cash disposed of HK$314,079 for the year 2016)	-	703,363	131,686
Net cash (used in)/provided by continuing operations	(23,809)	703,908	82,743
Net cash provided by/(used in) discontinued operations	(126,628)	(28,059)	-
Net cash (used in)/provided by investing activities	(150,437)	675,849	82,743

Financing activity
Dividends paid	22,899	(837,614)	(151,376)
Net cash provided by/(used in) continuing operations	22,899	(837,614)	(151,376)
Net cash used in discontinued operations	(164,777)	(5,815)	-
Net cash used in financing activities	(141,878)	(843,429)	(151,376)

Net increase/(decrease) in cash and cash equivalents	(50,628)	24,351	(90,322)

Effect of exchange rate changes on cash and cash equivalents	(2,538)	(13,490)	(813)
Cash and cash equivalents, beginning of year	528,527	475,361	486,222
Cash and cash equivalents, end of year	475,361	486,222	395,087
Less: cash and cash equivalents from discontinued operations	(163,696)	-	-
Cash and cash equivalents, end of year from continuing operations	311,665	486,222	395,087

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest (income)/paid, net	1,207	731	(2,258)
Income taxes paid/(refund)	345	(424)	116

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	-	131,686	141,341

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background

Plastec Technologies, Ltd. (“Company”) (formerly known as “GSME Acquisition Partners I”), incorporated under the laws of Cayman Islands on March 27, 2008, and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries (collectively as the “Group”)) had principally been engaged in the provision of integrated plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. The Group’s manufacturing activities had been performed in the People’s Republic of China (the “PRC” or “China”) and Thailand during the years 2015 and through October 11, 2016. The selling and administrative activities had mainly been performed in China.

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

The disposal represents a strategic shift and has a major effect on the Group’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2015 (note 3), the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the year ended December 31, 2015 and 2016 adjusted retrospectively to reflect this change.

The disposal of PIHL was completed on 11 October, 2016. As a result, the Company no longer owns PIHL. Thereafter, the Group’s only operations have generally been, or will be, to complete construction of a manufacturing plant at Kai Ping intended to be disposed of to SYB or company designated by it (as agreed, in principle, under the Agreement), collect rental income from certain property the Group owns and is being leased to one of PIHL’s subsidiaries and explore other investment opportunities.

On August 25, 2017, Yong Xie Precision Tech (Kai Ping) Co., Limited, a wholly foreign-owned enterprise in the PRC was established as part and parcel of establishing the manufacturing plant at Kai Ping.

As of December 31, 2017, details of the Company’s subsidiaries are as follows:

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Allied Sun Corporation Limited 盟暉有限公司	August 20, 2008	Hong Kong	100%	Dormant

Broadway Manufacturing Company Limited	August 17, 2005	BVI	100%	Property investment

Ever Ally Developments Limited 永協發展有限公司	January 30, 2015	BVI	100%	Investment holding

Kai Ping Broadway Mold Tech Co., Limited 开平市百汇模具科技有限公司	June 16, 2015	PRC	100%	Investment holding

Sun Line Industrial Limited 新麗工業有限公司	April 27, 1993	Hong Kong	100%	Dormant

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background (Continued)

Name	Date of incorporation/ establishment	Place of incorporation/ registration and operation	Percentage of equity interest attributable to the Company	Principal activities

Sun Ngai Industries (HK) Co., Limited 新藝工業(香港)有限公司 (Formerly known as Sun Ngai Spraying and Silk Print (HK) Co., Limited.新藝噴油絲印 (香港)有限公司)	March 22, 2006	Hong Kong	100%	Investment holding

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Dormant

Viewmount Developments Limited	November 12, 2013	BVI	100%	Investment holding

Yong Xie Precision Tech (Kai Ping) Co., Limited 永协精密科技(开平)有限公司	August 25, 2017	PRC	100%	Investment holding

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

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”).  Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions.  The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units, with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. In August 2015, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants, insider or public, expired on November 18, 2014. In August 2016, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain (loss) were HK$1,564, HK$3,670 and (HK$4,004) for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Allowance for doubtful account

The Group regularly monitors and assesses the risk of not collecting amounts owed to the Group by debtors. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its debtors’ financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the debtors. Other receivables are written off if reasonable collection efforts are not successful.

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

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Buildings	4%
Furniture, fixtures and equipment	20%-33.33%
Computer equipment	33.33%-50%
Motor vehicles	20%
Plant and machinery	20%

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

Impairment of long-lived assets

The Group periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Intangible asset

Intangible asset consist of acquired golf club membership. Intangible asset with an indefinite useful life is not amortized.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Fair value of financial instruments

The Group has no financial instruments that are measured at fair value.

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

Comprehensive income

The Group presents comprehensive income in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 220 “Comprehensive Income”. FASB ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the periods and the foreign currency translation adjustments.

Shipping and handling cost

The Group did not have shipping and handling cost for the years ended December, 2015, 2016 and 2017.

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

Contributions are recognized as an expense in consolidated statement of income as employees render services during the period. The Group's obligations under these plans are limited to the fixed percentage contributions payable.

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

Contingencies

From time to time, the Group is subject to claims arising in the conduct of its business, including claims relating to employees and public authorities. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Group will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Group will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel.

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

Recently issued accounting pronouncements not yet adopted

Revenue from Contracts with Customers: In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the guidance requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The guidance specifically notes that lease contracts are a scope exception. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017. The Company adopted the guidance effective January 1, 2018. The adoption will not have a significant impact on the consolidated financial statements and the related footnotes.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies – Continued

Recently issued accounting pronouncements not yet adopted (Continued)

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

Cash Flows: In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The guidance is effective for annual reporting periods, including interim periods, beginning after December 15, 2017. The guidance requires application using a retrospective transition method. The Company early adopted the guidance effective December 31, 2017. The adoption of the guidance requires the classification of cash payments for debt prepayments or extinguishment costs (including third-party costs, premiums paid, and other fees paid to lenders) as financing activities in the Company’s statement of cash flows. The adoption will not have a significant impact on the consolidated statement of cash flows.

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

The disposal represents a strategic shift and has a major effect on the Group’s results of operations. The disposed entities are accounted as discontinued operations in the consolidated financial statements for the years ended December 31, 2015 and 2016. A gain of HK$540,921 was recognized on the disposal including in net income from discontinuing operation, which is determined based on the total consideration of HK$1,149,128 equivalent.

The financial results of the disposed business lines are set out below. Based on the Group’s management accounts, the assets, liabilities as of December 31, 2015 the revenues and expenses for the years ended December 31, 2015 and 2016 have been reclassified as discontinued operations to retrospectively reflect the changes.

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

Carrying amounts of liabilities disposed

December 31,
2015
HK$

Bank borrowings	29,223
Trade payables	111,659
Other payables and accruals	141,606
Tax payable	65,107
Current liabilities of disposal liabilities	347,595
Total liabilities of disposal liabilities	347,595

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.	Discontinued Operations (Continued)

Consolidated statement of operations and comprehensive income

	For the year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Revenue	1,298,493	1,073,536	-
Cost of sales	(977,851)	(778,059)	-

Gross profit	320,642	295,477	-
Other revenue	6,200	5,897	-
Selling, general and administrative expenses	(158,882)	(125,520)	-
Gain/(loss) on disposal of property, plant and equipment	(841)	1,197	-
Written off of property, plant and equipment	(2,798)	-	-
Gain on disposal of PIHL	-	540,921	141,341
Interest income	311	294	-
Finance costs	(1,428)	(545)	-

Profit before income tax	163,204	717,721	-
Income tax expense	(29,952)	(31,187)	-

Profit for the year	133,252	686,534	141,341

Other comprehensive income
Exchange gain on translation of financial statements of foreign operations	(1,566)	(12,241)	-
Income from discontinued operations attributable to members of the Company	131,686	674,293	141,341

4.	Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2016	2017
	HK$	HK$

Prepaid insurance	272	1,184
Prepaid renovation/property, plant and equipment	1,603	25,241
Rental deposits / prepaid rent	1,536	1,535
Other receivables	1,422	5,614
	4,833	33,574

5.	Consideration Receivable

Consideration receivable of HK$141,341 (2016: HK$131,686) represents the third installment of the total consideration for the sale of 100% equity interest in PIHL to SYB and SYIM. The transaction is disclosed in Note 1. The first installment of RMB875 million (HK$1,017,442) was received in September, 2016 and the second installment of RMB113.25 million (HK$131,686) was received in June 2017. The Company will receive the third installment of RMB124.38 million (HK$141,341) .

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

6.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2016	2017
	HK$	HK$

Property, plant and equipment:
Buildings	136,099	136,099
Furniture, fixtures and equipment	694	694
Computer equipment	38	488
Motor vehicles	1,814	1,814
Plant and machinery	-	4,121
Land use right	18,976	27,981
	157,621	171,197
Accumulated depreciation and amortization	(18,312)	(25,563)
Construction in progress	14,473	49,078
Property, plant and equipment, net	153,782	194,712

The Group’s interests in land use right represent prepaid operating lease payment of land located in Kai Ping. The land use right in the PRC is leased held for medium term.

As of December 31, 2016 and 2017, construction in progress mainly represents the production facilities and foundation work in construction in the factories located in Kai Ping, China.

Depreciation and amortization of property, plant and equipment were HK$6,839, HK$7,245 and HK7,264 during the years ended December 31, 2015, 2016 and 2017, respectively.

7.	Prepaid Lease Payments

As of December 31, 2016 and 2017, prepaid lease payments represented the prepayment of land use right for three pieces of lands located in Shenzhen (with expiry dates on December 31, 2037, December 31, 2037 and February 28, 2040, respectively).

Amortization of prepaid lease payments were HK$1,527, HK$1,527 and HK$1,527 for the years ended December 31, 2015, 2016 and 2017, respectively.

8.	Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2016	2017
	HK$	HK$

Accrued salaries, wages and bonus	372	58
Accrued audit and professional fees	1,143	977
Accrued sundries expenses	1,194	43
Other payables	3,429	3,612
	6,138	4,690

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.	Income Taxes

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5% and 16.5% for the years ended December 31, 2015, 2016 and 2017, respectively, to the estimated income earned in or derived from Hong Kong if applicable.

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

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. The sum of accrued interest or penalties accrued on the consolidated balance sheets accumulated to HK$2,061 on the consolidated balance sheets as at December 31, 2016. The Company had no significant unrecognized tax benefits at December 2016 and December 2017.

As of December 31, 2016 and 2017, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Current tax
- Hong Kong	62	81	144
- PRC	-	118	-
- Other countries	232	1,042	380
	294	1,241	524

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	(4,349)	(69)	(208)
Current tax in other jurisdictions	232	1,160	380
Effect of income not chargeable for tax purpose	(90)	(152)	(2,732)
Effect of expenses not deductible for tax purpose	4,401	-	1,289
Tax effect of unused tax losses not recognized	-	221	1,795
Under provision in previous years	100	81	-
	294	1,241	524

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Net Income Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Basic and diluted income per share
Numerator:
Net income/(loss) for the year attributable to the Company’s ordinary shareholders	131,335	692,042	139,895
- Continuing operations	(1,917)	5,508	(1,446)
- Discontinued operations	133,252	686,534	141,341

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating income per share
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Net income of Basic and diluted income per share	HK$10.20	HK$53.50	HK$10.81
- Continuing operations	(HK$0.15)	HK$0.44	(HK$0.11)
- Discontinued operations	HK$10.35	HK$53.06	HK$10.92

11.	Commitments and Contingencies

Corporate guarantee

The former subsidiaries of the Company have credit facilities with various banks representing import loans, trust receipt, documentary credits, loans and overdraft. As of December 31, 2016 and 2017 in consolidated balance sheet from discontinued operations, these facilities totaled HK$110,200 and HK$Nil respectively, of which HK$96,920 and HK$Nil were unused as of December 31, 2016 and 2017, respectively. These facilities were granted with the provision of corporate and personal guarantees jointly by the Company, PIHL and a director of the Company to the banks.

Capital commitment

As of December 31, 2017, the Group had capital commitments for purchase of plant and machineries and investment in subsidiary totaling HK$90,519 and HK$62,400 , respectively, which are expected to be disbursed/invested during the year ending December 31, 2018.

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

Effective from October 11, 2016, the entirety of the aforesaid bonus plan has been terminated.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

11.	Commitments and Contingencies (Continued)

Legal Proceeding

As of December 31, 2017, the Group is not aware of any material outstanding claim and litigation against them.

12.	Statutory Reserve Appropriation for PRC Subsidiaries

Pursuant to the laws and regulations applicable to the PRC, the Company’s wholly foreign-owned subsidiaries must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the law applicable to foreign invested enterprises in the PRC, they were required annual appropriations of the general reserve fund no less than 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation had been made as a result of their accumulated after-tax losses incurred in those years.

13.	Operating Segment and Geographical Information

The Company uses the management approach model for segment reporting. The management approach model is based on the way a Company’s management organizes segments within the Group for making operating decisions and assessing performance. The Group does not allocate any assets and liabilities to the three geographic segments as management does not use the information to measure the performance of the reportable segments.

(i)       The location of the Group’s identifiable assets other than acquired intangible asset and liabilities by business operations from continuing operations are as follows:

	December 31,	December 31,
	2016	2017
	HK$	HK$
Identifiable assets
PRC	189,055	286,729
Hong Kong	600,460	489,450
United States	3,646	3,646

	793,161	779,825

Identifiable liabilities
PRC	143	7,263
Hong Kong	11,832	3,670

	11,975	10,933

(ii) Reconciliations of reportable segment assets and liabilities from continuing operations:

	Year ended December 31	Year ended December 31
	2016	2017
	HK$	HK$

Assets
Current assets	622,741	570,002
Non-current financial assets	170,420	209,823
Consolidated total assets before intangible asset	793,161	779,825
Intangible asset	438	438

Consolidated total assets	793,599	780,263

Liabilities
Liabilities excluding tax liabilities	6,138	4,690
Tax liabilities	5,837	6,243

Consolidated total liabilities	11,975	10,933

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

14.	Cash dividend

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

On June 7, 2017, the Company approved and declared a special cash dividend of US$1.50 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on June 21, 2017, resulting in payments totaling US$19,407,192 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

15.	Related Party Transaction

The Group had the following related party transaction during the year:-

	Year ended	Year ended
	December 31,	December 31,
	2017	2016
Nature	HK$	HK$

Rental income from related company	15,224	2,190

The key management person in the related company has a controlling interest in the Company. The rental income was priced with reference to the related agreements entered into.

16.	Subsequent Events

The Company has evaluated all other subsequent events through 29 March 2018, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above described events, that required recognition or disclosures in the financial statements.

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

Balance Sheets

	December 31,	December 31,
	2016	2017
	HK$	HK$
Assets
Current assets
Cash and cash equivalents	394,508	274,094
Amounts due from subsidiaries	265,536	364,596
Consideration receivable	131,686	141,341
Prepaid expenses	171	1,053
Total current assets	791,901	781,084
Investment in subsidiaries	-	-
Total assets	791,901	781,084

Liabilities and shareholders’ equity
Current liabilities
Account payable and accrued liabilities	1,485	950
Tax payable	3,129	3,129
Total current liabilities	4,614	4,079
NET CURRENT ASSETS	787,287	777,005
TOTAL ASSETS AND LIABILITIES	787,287	777,005

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	101	101
Retained earnings	787,186	776,904
Total shareholders’ equity	787,287	777,005

Statements of operations and comprehensive income

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$

Revenues	74,000	-	-
Other income	13,091	17,866	5,689
Gain on disposal of a subsidiary	-	1,149,128	141,341
Administrative expenses	(16,213)	(10,573)	(5,937)
Income before income tax expense	70,878	1,156,421	141,093
Income tax expense	(232)	-	-
Total comprehensive income	70,646	1,156,421	141,093

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

18.	Condensed financial information of Plastec Technologies, Ltd. – Continued

Statements of cash flows

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2015	2016	2017
	HK$	HK$	HK$
Cash flows from operating activities
Net income	70,646	1,156,421	141,093
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of a subsidiary	-	(1,149,128)	(141,341)
Change in operating assets and liabilities
Prepaid expenses	(94)	999	(882)
Accounts payable and accrued liabilities	5,585	(4,516)	(534)
Income tax	232	-	-
Net cash provided by/(used in) operating activities	76,369	3,776	(1,664)

Cash flows from investing activities
Decrease in dividend receivable	70,000	-	-
Sale proceeds of disposal of a subsidiary, net	-	1,017,442	131,686
Net cash provided by investing activities	70,000	1,017,442	131,686

Cash flows from financing activities
Decrease/(increase) in amount due from subsidiaries	-	22,300	(99,060)
Dividend paid	(121,101)	(837,614)	(151,376)
Net cash used in financing activities	(121,101)	(815,314)	(250,436)
Net increase/(decrease) in cash and cash equivalents	25,268	205,904	(120,414)
Cash and cash equivalents, beginning of year	163,336	188,604	394,508
Cash and cash equivalents, end of year	188,604	394,508	274,094

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	267	857	2,089

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	-	131,686	141,341

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

49

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2018

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

50

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
4.1	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.2	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.3	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference).
4.4	Amendment No. 1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

51

Exhibit No.	Description
4.5	Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.32 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.6	Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.33 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.7	First Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.8	First Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.35 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.9	Second Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.10	Second Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.11	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.12	Share Transfer Agreement
8.1	List of Subsidiaries as of April 30, 2018.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

52