Form 20-F
period 2018-12-31
Plastec Technologies, Ltd.
filed 2019-05-15
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐  No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Definitions

Unless the context indicates otherwise:

•	“we,” “us,” “our” and “our company” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;

•	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands company, formerly our direct wholly owned subsidiary until October 11, 2016;

•	“BVI” refers to the British Virgin Islands;

•	“China” or the “PRC” refer to the People’s Republic of China;

•	“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$/RMB may be converted to U.S.$ or $ using the exchange rates of 7.8 HK$ and 6.7 RMB, respectively, for every 1 U.S.$ or $;

•	“Renminbi” or “RMB” refer to the lawful currency of China; and

•	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2018, which are included in Item 18 to this Form 20-F.

Completion of Sale of Assets

As disclosed in our various previous filings, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$186,567,164), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$130,597,015) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$55,970,149) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018. See below for further information.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

Following consummation of the transactions described above, our only operations have generally been to (i) complete the construction of a manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 as described below, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described in the Agreement and below; and (iv) to explore other investment opportunities.

Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016, 2017 and 2018

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$16,902,985) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$18,564,179) of the Remaining Amount on May 25, 2018 and in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we shall be paid a further sum of RMB 137,370,000 (or US$20,502,985) of the Remaining Amount in due course and in accordance with the terms of the Agreement.

Transfer of Manufacturing Plant in Kai Ping, China

In accordance with the terms and spirit of the Agreement, we caused Viewmount Developments Limited, a wholly owned subsidiary of ours (“Viewmount”), to enter into a Share Transfer Agreement with Plastec (a wholly owned subsidiary of SYB since October 11, 2016) on March 30, 2018 (the “Manufacturing Plant Transfer Agreement”), pursuant to the terms and conditions of which Viewmount was to transfer the ownership interests in certain of its former subsidiaries holding the newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries to Plastec for a total consideration of approximately HK$70,000 (or US$8,974), representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

On April 20, 2018, the parties consummated the transactions contemplated by the Manufacturing Plant Transfer Agreement. The parties also settled all account payables owed by the relevant subsidiaries to Viewmount at the closing, totaling HK$258,910,000 (or US$33,193,590).

Impact of Sale of Assets on Our Financial Statements

The aforesaid disposals represented a strategic shift and had a major effect on our results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified as discontinued operations in the consolidated financial statements for the years ended December 2018, 2017 and 2016. The consolidated balance sheets as of December 31, 2017, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December 31, 2017 and 2016 have been adjusted retrospectively to reflect this strategic shift.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

The selected financial information below is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The selected consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements prepared and presented in accordance with U.S. GAAP, which are included in this Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2015 and 2014 and the consolidated balance sheet data of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements prepared and presented in accordance with U.S. GAAP, which are not included in this Form 20-F. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Form 20-F and the financial statements and the accompanying notes thereto included under Item 18 of this Form 20-F for further information about our financial results and condition.

	For the year ended
	ended December 31,
	2018	2017	2016	2015	2014
	(HK$’000, except for per share data)
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenues	-	-	-		-
Cost of revenues	-	-	-		-
Gross profit/(loss)	-	-	-		-
Selling, general and administrative expenses	(5,351)	(16,489)	(18,472)	(27,389)	(20,022)
Other income	16,754	16,413	23,874	25,161	23,907
Write-off of property, plant and equipment	-	-	-	-	-
Gain/(loss) on disposal of property, plant and equipment	-	-	545	-	122
Gain on disposal of subsidiary	-	-	-	-	29,125
Income/(loss) from operations	11,403	(76)	5,947	(2,228)	33,132
Interest income	3,082	2,213	1,236	982	963
Interest expense	-	-	-	-	-
Income/(loss) before income tax expense	14,485	(2,137)	7,183	(1,246)	34,095
Income tax (expense)/benefits	(2,435)	(524)	(1,123)	(294)	(3,169)
Net income/(loss) from continuing operations	12,050	1,613	6,060	(1,540)	30,926
Discontinued operations:
Net income from discontinued operations (including gain of HK$171,809 (2017: HK$141,341, 2016:HK$540,921) upon the disposal)	165,924	138,282	717,287	162,827	157,206
Income tax expenses from discontinued operations	-	-	(31,305)	(29,952)	(20,311)
Net income from discontinued operations attributable to the Company’s shareholders	165,924	138,282	685,982	132,875	136,895
Net income attributable to the Company’s shareholders	177,974	139,895	692,042	131,335	167,821
Net income per share
Weighted average number of ordinary shares
- Continuing operations	12,938,128	12,938,128	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
- Continuing operations		12,938,128		12,938,128		12,938,128		12,938,128		12,938,128
- Discontinued operations		12,938,128		12,938,128		12,938,128		12,938,128		12,938,128

Basic income per share attributable from
- Continuing operations	HK$	0.93	HK$	0.12	HK$	0.47	HK$	(0.12)	HK$	(2.39)
- Discontinued operations	HK$	12.82	HK$	10.69	HK$	53.02	HK$	10.27	HK$	10.58

Diluted income per share attributable from
- Continuing operations	HK$	0.93	HK$	0.12	HK$	0.47	HK$	(0.12)	HK$	(2.39)
- Discontinued operations	HK$	12.82	HK$	10.69	HK$	53.02	HK$	10.27	HK$	10.58

	December 31,
	2018	2017	2016	2015	2014
	(HK$’000)
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Total assets	563,439	780,263	793,599	1,302,872	1,271,156
Total liabilities	13,130	10,933	11,975	362,186	338,166
Total shareholders’ equity	550,309	769,330	781,624	940,686	932,990

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 3, 2019, which was HK$7.8450 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

Period	Period End	Average (1)	Maximum	Minimum
May 2019 (2)	7.8450	7.8445	7.8450	7.8438
April 2019	7.8451	7.8445	7.8497	7.8417
March 2019	7.8498	7.8492	7.8499	7.8466
February 2019	7.8496	7.8477	7.8496	7.8460
January 2019	7.8463	7.8411	7.8463	7.8308
December 2018	7.8305	7.8194	7.8321	7.8043
November 2018	7.8244	7.8286	7.8365	7.8205
October 2018	7.8393	7.8375	7.8433	7.8260

FY Ended Dec. 31, 2018	7.8305	7.8376	7.8499	7.8043
FY Ended Dec. 31, 2017	7.8128	7.7926	7.8267	7.7540
FY Ended Dec. 31, 2016	7.7534	7.7618	7.8270	7.7505
FY Ended Dec. 31, 2015	7.7507	7.7525	7.7685	7.7495
FY Ended Dec. 31, 2014	7.7531	7.7554	7.7648	7.7497

Source:  The exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
(2)	Through May 3, 2019.

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

Following divestment of our ownership interest in Plastec, our only operations have generally been to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 pursuant to the terms of the Manufacturing Plant Transfer Agreement, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described in the Agreement; and (iv) explore other investment opportunities. As of the date hereof, we have no plans, arrangements or understandings of what long term, if at all, operations in which we might be engaged or business objective by which we might adopt and, accordingly, you will have no or little basis on which to evaluate our prospect as a going concern.

We have limited sources of revenues, the extent to which are contingent upon third parties’ contractual commitments.

Currently, our only sources of revenues are receiving lease payments from one of Plastec’s subsidiaries. If SYB fails to cause Plastec’s subsidiary to continue to make lease payments when and as due, or if it determines to cancel the lease as provided for therein, we would not have any sources of revenue. As a result, there would be substantial doubt regarding our ability to remain as a going concern from a long-term perspective.

If lessee of the land and premises under which our recurring rental income have been derived from terminates the underlying lease agreements prior to their stated maturities or not to renew them for another term upon their usual expiry for want of relevant land and building title certificates, we could incur significant losses of revenues.

Although our wholly-owned subsidiary, Broadway Manufacturing Company Limited, has the right to use the parcels of land in Shenzhen together with premises built thereon (with an aggregate site area and gross floor area of approximately 47,190 square meters and 113,031.45 square meters, respectively) which have been leased to a lessee for industrial manufacturing activities in return for recurring rental income, it has not obtained the relevant land and building title certificates due to historical reasons as of the date of this Form 20-F. It is therefore unclear whether Broadway Manufacturing Company Limited has the proper rights to lease the relevant parcels of land and to make the relevant premises built thereon available to the lessee for industrial manufacturing activities. In addition, the parcels of land in question are situated on collectively-owned land. Under the PRC laws and regulations, if the collectively-owned land does not belong to the collectively-owned land for non-agricultural use category, before such piece of land can be leased for industrial use, prior approval must be granted by competent governmental authorities. To date, Broadway Manufacturing Company Limited has not been able to complete the relevant governmental procedures to obtain the relevant land and building title certificates and regularize the leasing of such land and premises to the relevant lessee for manufacturing use as contemplated under the underlying lease agreements. As a result, the relevant lease agreements may not be legally valid and enforceable, as a matter of PRC laws and regulations due to lack of proper government approvals or title certificates. Accordingly, it is possible that the relevant lease agreements could be terminated or invalidated prior to their stated maturities.

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

In general, we would be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, the U.S. holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. As a result of the disposition of all of our shareholdings in Plastec in October 2016 and based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries and our current plans of operation, we are expected to be treated as a PFIC. However, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

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

Our chief executive officer and chief financial officer, who are primarily responsible for the disclosure contained in our annual reports and financial statements filed with the SEC, have limited experience as officers of a public company subject to United States securities laws since we are the first and only United States public company they have managed. As a result, our executive officers chiefly in charge of our disclosure have limited experience with United States securities laws and U.S. GAAP. Accordingly, they may not have sufficient knowledge to properly interpret the extensive SEC financial reporting and disclosure rules or all relevant U.S. GAAP accounting standards and guidance, and may have to rely on third party advisers for compliance. If we are unable to engage knowledgeable third party advisers or our executive officers improperly interpret SEC financial reporting and disclosure rules and U.S. GAAP accounting standards and guidance, investor confidence and the market price of our securities may be adversely impacted.

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

Our executive officers are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations (albeit limited currently) and their commitments vis-à-vis Plastec as part and parcel of our divestment of our shareholdings in Plastec to SYB. None of our executive officers is obligated to devote any specific number of hours to our affairs. If their other business affairs vis-à-vis Plastec require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to remain as a going concern from a long-term perspective. Additionally, our executive officers may become aware of business opportunities which may be appropriate for presentation to us and SYB/Plastec to which they owe fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. As a result, a potential business opportunity may preferentially be presented to SYB/Plastec ahead, or instead, of to us and we may not be afforded a realistic chance of exploring any business opportunity.

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

The payment of dividends in the future, of which there can be no assurance, will be entirely within the sole discretion of our board of directors and will largely be contingent upon our cash flow needs for future development; all of which may be adversely affected by one or more of the factors described herein. Accordingly, we may not declare or pay additional dividends in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant. If we determine not to pay any dividends in the future, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs at least for the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain one or more additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

ITEM 4.	INFORMATION ON THE COMPANY.

A. History and Development of Our Company

Office Location

Our principal executive offices are located at c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong and our telephone number at that location is 852-21917155. Our registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and our registered office provider is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Graubard Miller, our U.S. counsel, located at 405 Lexington Avenue, New York, New York 10174. We maintain a website at http://www.plastec.com.hk that contains information about our company, but that information is not part of this Form 20-F.

Principal Legal Advisers

Our principal legal adviser in the United States is Graubard Miller, located at 405 Lexington Avenue, New York, New York 10174. Our principal legal adviser in the Cayman Islands is Maples and Calder, located at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our principal legal adviser in the People’s Republic of China is Jingtian & Gongcheng, located at 34/F, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing 100025 People’s Republic of China.

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

On September 25, 2013, we also announced a new repurchase program, under which and as the program was subsequently extended and expanded, we are allowed to repurchase up to $5 million of our units, ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2013 Repurchase Program.” The 2013 Repurchase Program (as extended) is currently valid through September 25, 2019 and so far we have repurchased 586,010 ordinary shares and 547,600 public warrants thereunder.

On November 18, 2014, all issued and outstanding public warrants, insider warrants and unit purchase options expired and were cancelled accordingly.

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$186,567,164), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$130,597,015) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$55,970,149) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”) as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB 113,250,000 (US$16,902,985)
2017	HK$177,088,000	RMB 124,380,000 (US$18,564,179)
2018	HK$195,408,000	RMB 137,370,000 (US$20,502,985)

Under the Agreement, we were obliged to use our best efforts to cause certain of our executives to continue their offices with certain of Plastec’s subsidiaries and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018. The parties also agreed that if Plastec’s cumulative actual net profits for the three years ended December 31, 2018 exceeded the cumulative Performance Commitment for such period, 30% of the surplus would be distributed to Plastec’s management team, including those members designated by us, in cash as a bonus.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$16,902,985) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-curring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$18,564,179) of the Remaining Amount on May 25, 2018 and in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we shall be paid a further sum of RMB 137,370,000 (or US$20,502,985) of the Remaining Amount in due course and in accordance with the terms of the Agreement.

B. Business Overview

Following consummation of the transactions described above, our only operations have generally been to (i) complete the construction of a manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 as described below, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

In accordance with the terms and spirit of the Agreement, we caused Viewmount to enter into the Manufacturing Plant Transfer Agreement on March 30, 2018, pursuant to the terms and conditions of which Viewmount was to transfer the ownership interests in certain of its former subsidiaries holding the newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries to Plastec for a total consideration of approximately HK$70,000 (or US$8,974), representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

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

During fiscal year 2018 and through closing of the Manufacturing Plant Transfer Agreement on April 20, 2018, our minimal operations were subject to the following laws and regulations.

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

Properties

As of the date of this Form 20-F, our subsidiary, namely Broadway Manufacturing Company Limited, has the right to use the parcels of land (of total site area 47,190 square meters) located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC which together with industrial building and premises for dormitory purpose built thereon (of total gross floor area 113,031.45 square meters) are being leased to one of Plastec’s subsidiaries on terms as follows (referred to also as “Tenancy Agreements”):

Lessee	Location	Lessor	Site area/Gross floor area (sq. m.)	Status of Land	Term of Lease	Fees

Broadway Precision (Shenzhen) Co. Ltd.	Building A1, Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/9,500	Collectively owned land	6/2/2018 to 5/31/2021	RMB 104,500 per month

Broadway Precision (Shenzhen) Co. Ltd.	Building A2, Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/10,938	Collectively owned land	6/2/2018 to 5/31/2021	RMB 120,318 per month

Broadway Precision (Shenzhen) Co. Ltd.	Block A, Furong Industrial District, Furongmei Area, Xinqiao Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/5,476	Collectively owned land	6/2/2018 to 5/31/2021	RMB 54,760 per month

Broadway Precision (Shenzhen) Co. Ltd.	Complex A, Furong Industrial District, Furongmei Area, Xinqiao Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/16,036.45	Collectively owned land	6/2/2018 to 5/31/2021	RMB 128,291.60 per month

Broadway Precision (Shenzhen) Co. Ltd.	Building B, Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/8,521	Collectively owned land	6/2/2018 to 5/31/2021	RMB 93,731 per month

Broadway Precision (Shenzhen) Co. Ltd.	Block B, Furong Industrial District, Furongmei Area, Xinqiao Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/5,417	Collectively owned land	6/2/2018 to 5/31/2021	RMB 54,170 per month

Broadway Precision (Shenzhen) Co. Ltd.	Building C, Furong Industrial District, Furongmei Area, Xinqiao Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/7,505	Collectively owned land	6/2/2018 to 5/31/2021	RMB 82,555 per month

Broadway Precision (Shenzhen) Co. Ltd.	Building D, Furong Industrial District, Furongmei Area, Xinqiao Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/31,995	Collectively owned land	6/2/2018 to 5/31/2021	RMB351,945 per month

Broadway Precision (Shenzhen) Co. Ltd.	Building H, Furong Industrial District, Furongmei Area, Xinqiao Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province	Broadway Manufacturing Company Limited	47,190/17,643	Collectively owned land	6/2/2018 to 5/31/2021	RMB 194,073 per month

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

C. Organizational Structure

The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Form 20-F.

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

Following consummation of the divestment transactions on October 11, 2016 and pursuant to the terms of the Agreement more particularly described in Item 4.A of this Form 20-F, we no longer own Plastec with the result that our only operations have generally been to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 pursuant to the terms of the Manufacturing Plant Transfer Agreement, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be twenty-five years, our furniture, fixture and equipment to be three to five years and our motor vehicles to be five years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in the adjusted remaining useful lives.

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

Revenues

We generated revenues from our continuing operations in fiscal years ended December 31, 2016, 2017 and 2018 as follows, which were presented as other income in our audited financial statements:

	Fiscal Years Ended December 31,
	2016		2017		2018
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Rental income	14,874	62.3%	15,224	92.8%	16,754	100.0%
Advisory fees income	9,000	37.7%	0	0.0%	0	0.0%
Sundries	0	0.0%	1,189	7.2%	0	0.0%
	23,874	100.0%	16,413	100.0%	16,754	100.0%

Rental income

Our rental revenues were derived from properties located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC, which are being leased to one of Plastec’s subsidiaries under the Tenancy Agreements more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F.

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

Advisory fees

Prior to October 11, 2016, we had received advisory fees from Plastec’s subsidiaries pursuant to advisory services agreements for the provision of our know-how, practical advice and management skills and assistance to Plastec’s subsidiaries from time to time on a variety of operational, management and/or commercial issues arising from daily operations. All such advisory services agreements expired/terminated by the closing of the disposal of Plastec transaction on October 11, 2016.

Sundries

Sundries were non-recurring income. In fiscal year 2017, sundries arose from reversal of land related charges in relation to the properties located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC as more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F.

Operating Costs

Our operating expenses arising from our continuing operations in fiscal years ended December 31, 2016, 2017 and 2018 consisted of the following:

	Fiscal Years Ended December 31,
	2016		2017		2018
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total

Amortization and depreciation	8,376	45.3%	8,176	49.6%	7,984	149.2%
Land related governmental charges	1,189	6.4%	-	-%	-	-%
Other general administrative expenses	8,907	45.3%	8,313	50.4%	(2,633)	-49.2%
	18,472	100.0%	16,489	100.0%	5,351	100.0%

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consisted primarily of amortization, depreciation, related governmental fees of the land and premises and other general administrative expenses in terms of legal and professional expenses, directors’ compensation, insurances, transportation and motor vehicles related expenses as well as exchange differences. For the years ended December 31, 2016, 2017 and 2018, we recorded exchange gain of approximately HK$3.3 million, loss of HK$2.0 million and gain of HK$9.1 million, respectively.

Income Tax

Cayman Islands. We are incorporated in the Cayman Islands. The government of the Cayman Islands will not, under existing legislation, impose any income tax upon the Company or its shareholders.

British Virgin Islands. Our subsidiaries which are incorporated in the British Virgin Islands are exempted from income tax in the British Virgin Islands on their foreign-derived income.

Hong Kong. Our Hong Kong subsidiaries are subject to income tax on its profits in Hong Kong at the prevailing corporate tax rate of 16.5%. For the years ended December 31, 2016, 2017 and 2018, none of our Hong Kong subsidiaries recorded any Hong Kong profit tax on the basis that they did not have any assessable profits arising in or derived from Hong Kong.

Review of Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this Form 20-F.

	Fiscal Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$
		(HK$'000)
Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(18,472)	(16,489)	(5,351)
Other income	23,874	16,413	16,754
Gain on disposal of property, plant and equipment	545	-	-
Total operating (expenses)/income, net	5,947	(76)	11,403

Income/(loss) from operations	5,947	(76)	11,403

Interest income	1,236	2,213	3,082
Income before income tax expense	7,183	2,137	14,485

Income tax expense from continuing operations	(1,123)	(524)	(2,435)
Net income from continuing operations attributable to the Company’s shareholders	6,060	1,613	12,050

For the year ended December 31, 2018 compared to year ended December 31, 2017

Other income. Our other income for the year ended December 31, 2018 increased by approximately HK$0.3 million or 2.1% to HK$16.8 million from HK$16.4 million in the year ended December 31, 2017 mainly attributable to increased rental income for fiscal 2018 derived from the renewed Tenancy Agreements since June 2018, as more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2018 decreased by approximately HK$11.1 million or 67.5% to HK$5.4 million from HK$16.5 million in the year ended December 31, 2017, mainly attributable to the exchange gain of approximately HK$9.1 million for the year ended December 31, 2018 as compared to exchange loss of approximately HK$2.0 million for the year ended December 31, 2017.

Income from operations. Our income from operations for the year ended December 31, 2018 was approximately HK$11.4 million, increased by approximately HK$11.5 million from loss of HK$0.08 million for the year ended December 31, 2017. The income was mainly due to an exchange gain of approximately HK$9.1 million for the year ended December 31, 2018.

Income tax expenses. Our income tax expenses for the year ended December 31, 2018 increased by approximately HK$1.9 million to HK$2.4 million from HK$0.5 million in the year ended December 31, 2017.

Net income. Our net income for the year ended December 31, 2018 was approximately HK$12.1 million, compared to net income of HK$1.6 million for the year ended December 31, 2017.

For the year ended December 31, 2017 compared to year ended December 31, 2016

Other income. Our other income for the year ended December 31, 2017 decreased by approximately HK$7.5 million or 31.3% to HK$16.4 million from HK$23.9 million in the year ended December 31, 2016 mainly attributable to the expiry/termination of advisory services agreements with Plastec’s certain subsidiaries since October 11, 2016 and cessation of advisory fees derived therefrom. On the other hand, we recorded an increase in rental income for fiscal 2017 as a result of additional monthly rentals derived from two new lease agreements in relation to the additional two blocks in September 2017, and also recorded an one-off reversal of land related charges in relation to properties as more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2017 decreased by approximately HK$2.0 million or 10.7% to HK$16.5 million from HK$18.5 million in the year ended December 31, 2016, mainly attributable to the fact that effective from fiscal 2017 land related governmental charges in relation to the properties more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F were paid for by lessee thereof.

Income from operations. Our loss from operations for the year ended December 31, 2017 was approximately HK$0.08 million, decreased by HK$6.0 million from HK$5.9 million income from operations for the year ended December 31, 2016. The loss was mainly due to the cessation of advisory fees arising from expiry/termination of advisory services agreements with Plastec’s certain subsidiaries since October 11, 2016 to cover operating expenses.

Income tax expenses. Our income tax expenses for the year ended December 31, 2017 decreased by approximately HK$0.6 million to HK$0.5 million from HK$1.1 million in the year ended December 31, 2016.

Net income. Our net income for the year ended December 31, 2017 was HK$1.6 million, compared to net income of HK$6.1 million for the year ended December 31, 2016.

Liquidity and Capital Resources

Our operations have been generally funded through a combination of net cash generated from its operations and equity capital. We believe that we have adequate working capital to finance our operations.

Summary of Cash Flows

	Year Ended December 31,
	2016	2017	2018
	(HK$’000)
Net Cash From Operating Activities	191,931	(21,689)	25,483
Net Cash From Investing Activities	(675,849)	82,743	249,245
Net Cash From Financing Activities	(843,429)	(151,376)	(403,669)
	24,351	(90,322)	(128,941)

For the year ended December 31, 2018 compared to year ended December 31, 2017

Net Cash From Operating Activities. For the year ended December 31, 2018, we generated a net cash inflow from operating activities of HK$25.5 million. Compared to the year ended December 31, 2017, which we generated a net cash outflow from operating activities of HK$21.7 million. These were attributable to net cash provided by continuing operations for HK$22.2 million in fiscal 2018 (mainly in terms of exchange gain), as compared to HK$8.2 million in fiscal 2017 and against a major cash outflow in fiscal 2017 of approximately HK$28.0 million as prepayments and deposits for the construction of manufacturing plant in Kai Ping, China.

Net Cash From Investing Activities. For the year ended December 31, 2018, we recorded a net cash inflow from investing activities of HK$249.2 million, comprised a net cash inflow of HK$350.7 million, mainly arising from further payment made to us as a result of Plastec achieving the performance target set for the year ended December 31, 2017 and settlement of account payable due to us upon disposals of our ownership interests in the newly established manufacturing plant in Kai Ping under the Agreement in April 2018. We recorded a net cash outflow of HK$101.4 million for the year ended December 31, 2018 for the purchase of properties, plant and equipment mainly for the manufacturing plant in Kai Ping, China prior to the disposal, as compared to spending of HK$48.9 million for the year ended December 31, 2017,

Net cash generated from financing activities.  For the year ended December 31, 2018, we recorded a net cash outflow by financing activities of approximately HK$403.7 million, which comprised of a net cash outflow of HK$403.7 million for the dividends paid. Compared to the year ended December 31, 2017, which we recorded a net cash outflow of HK$151.4 million, which was mainly attributable to payments of dividends totaling HK$151.4 million.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our cash and cash equivalents will provide sufficient funds to satisfy our working capital requirements for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2018, we had a cash and bank balance of approximately HK$272.8 million, of which approximately HK$260.0 million was denominated in Hong Kong Dollars and approximately HK$12.8 million equivalent was denominated in US Dollars, respectively.

Indebtedness

As of December 31, 2018, our indebtedness was nil.

As of December 31, 2018, our estimates for contractual cash commitments, interest commitment and operating lease obligations were all nil.

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

Foreign exchange risk.  Our income is mainly denominated in Renminbi whereas our costs and capital expenditures are largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. We incurred aggregate net foreign currency transaction gain of approximately HK$3.3 million, loss of approximatelyHK$2.0 million and gain of approximatelyHK$9.1 million for the years ended December 31, 2016, 2017 and 2018, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage our foreign exchange risk exposure.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

Except as described under the headings “Introduction - Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016 and 2017 and 2018”, there have been no material changes in our financial condition and results of operations subsequent to December 31, 2018.

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

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	57	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	58	Chief Financial Officer and Director
Chung Wing Lai (1) (2) (3)	71	Director
Joseph Yiu Wah Chow (1) (2) (3)	59	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

Ho Leung Ning has served as our Chief Financial Officer and a Director of ours since the consummation of the merger in December 2010. He has also served as Deputy Vice President of SYB since August 2017. Mr. Ning is responsible for our corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry. Prior to joining the pre-divested Plastec in 2004, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ Ltd. We believe Mr. Ning’s past business experience and financial knowledge and understanding makes him well qualified to be a member of our board of directors. Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

Chung Wing Lai has been a Director of ours since the consummation of the merger in December 2010. Since July 2002, Mr. Lai has been involved in business consultancy and advisory work in the Asia Pacific region. From 1999 to February 2009, he was an independent non-executive director of Kingboard Copper Foil Holdings Ltd, a public listed company on The Stock Exchange of Singapore. From June 2004 to October 2010, he was also an independent non-executive director of Kee Shing (Holdings) Ltd. (now known as Gemini Investments (Holdings) Ltd.) a company listed on The Stock Exchange of Hong Kong Ltd. He was previously the managing director of Seaunion Holdings Ltd. (now known as South Sea Petroleum Holdings Ltd), an oil and gas company listed on The Stock Exchange of Hong Kong Ltd. From February 2009 through May 2016, he was an independent non-executive director of Kingboard Chemical Holdings Ltd, a public listed company on The Stock Exchange of Hong Kong Ltd. We believe Mr. Lai’s past business experience, including serving as an independent director of a number of publicly listed companies, makes him well qualified to be a member of our board of directors. Mr. Lai received a Bachelor-of-Laws (Honours) degree from the University of London in 1983.

Joseph Yiu Wah Chow has been a Director of ours since the consummation of the merger in December 2010. Mr. Chow has over 20 years experience in auditing, accounting, and financial management. He has been a senior partner of JYC & Company, an accounting firm, since January 2006 and a practicing director of KTC Partners CPA Limited since May 2008 as well as being a practicing director of Crowe (HK) CPA Limited since January 2019. We believe Mr. Chow’s financial background in auditing, accounting and financial management makes him well qualified to be a member of our board of directors and chairman of our audit committee. Mr. Chow graduated from the University of Ulster in the United Kingdom with a Bachelor degree in Accounting in 1989. Additionally, Mr. Chow is also admitted as a member of Association of Chartered Certified public Accountants in 1991 and a member of the Hong Kong Institute of Certified Public Accountants in 1992. He has also been an associate member of the Taxation Institute of Hong Kong since 1992, Hong Kong Securities Institute since 1998 and Institute of Chartered Accountants in England and Wales since 2006.

B. Compensation

Compensation of Executive Officers

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current executive officers has received monthly cash compensation in the sum of HK$10,000.

During the year ended December 31, 2018, the aggregate amount of compensation paid to our executive officers was HK$240,000.

The following table sets forth the compensation of our named executive officers for the year ended December 31, 2018:

Name and Principal Position	Year ended December 31,	Salary (HK$)	Total (HK$)
Kin Sun Sze-To	2018	120,000	120,000
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2018	120,000	120,000
Chief Financial Officer

Compensation of Non-Executive Independent Directors

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board.

During the year ended December 31, 2018, the aggregate amount of compensation paid to our non-executive independent directors was HK$240,000.

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

A. Major Shareholders

The following table sets forth, as of May 15, 2019, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of May 15, 2019.

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

As of May 15, 2019, there were 17 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 556,133 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

Interests of our Executive Officers in connection with Share Transfer Agreement

Under the Share Transfer Agreement, if the cumulative net profits of Plastec for the three years ended December 31, 2018 exceeded the cumulative Performance Commitment for such period, an amount equal to 30% of the surplus would be distributed to Plastec’s management team, including those designated by us, in cash as a bonus (the “Performance Bonus”). See the section titled “Information on the Company – History and Development” in Item 4.A of this Form 20-F.

Tenancy Agreements with Plastec’s subsidiary

As more particularly described in the section titled “Properties” in Item 4.B of this Form 20-F, we have, in the ordinary course of our business, leased properties located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC to one of Plastec’s subsidiaries, expiring in May 2021.

Manufacturing Plant Transfer Agreement

In accordance with the terms and spirit of the Agreement, we caused Viewmount to enter into the Manufacturing Plant Transfer Agreement with Plastec on March 30, 2018, pursuant to the terms and conditions of which Viewmount was to transfer the ownership interests in certain of its former subsidiaries holding our newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries to Plastec for a total consideration of approximately HK$70,000 (or US$8,974), representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

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

Not applicable.

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

As a result of the disposition of all of our shareholdings in Plastec in October 2016 and based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries and our current plans of operation, we are expected to be treated as a PFIC. However, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2018.

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

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2018 and 2017 were Centurion ZD CPA & Co. (as successor to Centurion ZD CPA Limited) and Centurion ZD CPA Limited, respectively.

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CPA & Co. and Centurion ZD CPA Limited to us for the years ended December 31, 2018 and 2017:

	Fiscal Year Ended December 31,		Fiscal Year Ended December 31,
Service Category	2018		2017
Audit Fees	HK$	270,000	HK$	222,000
Audit-Related Fees	HK$	30,500	HK$	30,500
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	300,000	HK$	250,500

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

In November 2011, our board of directors approved a $5 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. On August 6, 2015, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants (insider or public) expired on November 18, 2014. On August 5, 2016, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017 And 2016

49

CONTENT

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows, for each year of the three-year period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each year of the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Centurion ZD CPA & Co.
Centurion ZD CPA & Co. (as successor to Centurion ZD CPA Ltd.)
Certified Public Accountants
Hong Kong Date: April 9, 2019.

We have served as the Company's auditor since 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2017	2018
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	300,588	272,820
Deposits, prepayment and other receivables (note 4)	3,230	3,339
Consideration receivable (note 5)	141,341	165,506
Current assets from discontinued operations (note 3)	124,843	-
Total current assets	570,002	441,665

Property, plant and equipment, net (note 6)	114,209	107,752
Prepaid lease payments, net (note 7)	15,111	13,584
Intangible assets	438	438
Non-current assets from discontinued operations (note 3)	80,503	-
Total assets	780,263	563,439

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals (note 8)	4,431	4,452
Tax payable	6,243	8,678
Current liabilities from discontinued operations (note 3)	259	-
Total current liabilities	10,933	13,130

Total liabilities	10,933	13,130

Commitments and contingencies (note 11)	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2017 and 2018, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(6,704)	(30)
Retained earnings	749,884	524,189
Total shareholders’ equity	769,330	550,309

Total liabilities and shareholders’ equity	780,263	563,439

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(18,472)	(16,489)	(5,351)
Other income	23,874	16,413	16,754
Gain on disposal of property, plant and equipment	545	-	-
Total operating (expenses)/income, net	5,947	(76)	11,403

Income/(loss) from operations	5,947	(76)	11,403

Interest income	1,236	2,213	3,082
Income before income tax expense	7,183	2,137	14,485

Income tax expense from continuing operations (note 9)	(1,123)	(524)	(2,435)
Net income from continuing operations attributable to the Company’s shareholders	6,060	1,613	12,050

Discontinued operations (note 3):
Net income from discontinued operations (including gain of HK$171,809 (2017: HK$141,341, 2016:HK$540,921) upon the disposal)	717,287	138,282	165,924
Income tax expenses from discontinued operations	(31,305)	-	-

Net income from discontinued operations attributable to the Company’s shareholders	685,982	138,282	165,924

Net income attributable to the Company’s shareholders	692,042	139,895	177,974

Other comprehensive income:
Continuing operations	(32)	-	-
Discontinued operations	(13,458)	(813)	6,674
	(13,490)	(813)	6,674
Comprehensive income attributable to the Company’s shareholders	678,552	139,082	184,648

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Net income per share (note 10):

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic income per share attributable from
Continuing operations	HK$0.47	HK$0.12	HK$0.93
Discontinued operations	HK$53.02	HK$10.69	HK$12.82

Diluted income per share attributable from
Continuing operations	HK$0.47	HK$0.12	HK$0.93
Discontinued operations	HK$53.02	HK$10.69	HK$12.82

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	Other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at January 1, 2016	12,938,128	101	26,049	7,599	906,937	940,686

Net income for the year	-	-	-	-	692,042	692,042
Dividend paid	-	-	-	-	(837,614)	(837,614)
Cumulative translation adjustment	-	-	-	(13,490)	-	(13,490)

Balance at December 31, 2016 and at January 1, 2017	12,938,128	101	26,049	(5,891)	761,365	781,624

Net income for the year	-	-	-	-	139,895	139,895
Dividend paid	-	-	-	-	(151,376)	(151,376)
Cumulative translation adjustment	-	-	-	(813)	-	(813)

Balance at December 31, 2017 and January 1, 2018	12,938,128	101	26,049	(6,704)	749,884	769,330

Net income for the year			-	-	177,974	177,974
Dividend paid	-	-	-	-	(403,669)	(403,669)
Reclassification adjustment relating to exchange difference upon disposals of interests in subsidiaries	-	-	-	6,674	-	6,674

Balance at December 31, 2018	12,938,128	101	26,049	(30)	524,189	550,309

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Operating activities
Net income	692,042	139,895	177,974
Less: Net income from discontinued operations	(685,982)	(138,282)	(165,924)
Net income from continuing operations	6,060	1,613	12,050
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,376	8,176	7,984
Net gain on disposal of property, plant and equipment	(545)	-	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	1,236	(435)	(309)
Other payables and accruals	(19,803)	(1,658)	19
Tax payables	1,547	524	2,435
Net cash provided by/(used in) continuing operations	(3,129)	8,220	22,179
Net cash provided by/(used in) discontinued operations	195,060	(29,909)	3,304
Net cash provided by/(used in) operating activities	191,931	(21,689)	25,483

Investing activities
Proceeds from disposal of property, plant and equipment	545	-	-
Net cash inflow from disposal of subsidiaries (net of cash disposed of HK$49,666 for the year 2018 , HK$314,079 for the year 2016)	703,363	131,686	350,655
Net cash provided by continuing operations	703,908	131,686	350,655
Net cash used in discontinued operations	(28,059)	(48,943)	(101,410)
Net cash provided by investing activities	675,849	82,743	249,245

Financing activity
Dividends paid	(837,614)	(151,376)	(403,669)
Net cash used in continuing operations	(837,614)	(151,376)	(403,669)
Net cash used in discontinued operations	(5,815)	-	-
Net cash used in financing activities	(843,429)	(151,376)	(403,669)

Net increase/(decrease) in cash and cash equivalents	24,351	(90,322)	(128,941)

Effect of exchange rate changes	(13,490)	(813)	6,674
Cash and cash equivalents, beginning of year	475,361	486,222	395,087
Cash and cash equivalents, end of year	486,222	395,087	272,820
Less: cash and cash equivalents from discontinued operations	(335,419)	(94,499)	-
Cash and cash equivalents, end of year from continuing operations	150,803	300,588	272,820

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	1,236	2,213	3,082
Income taxes paid/(refund)	-	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	131,686	141,341	165,506

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background

Plastec Technologies, Ltd. (“Company”) (formerly known as “GSME Acquisition Partners I”), incorporated under the laws of Cayman Islands on March 27, 2008, and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries (collectively as the “Group”)) had principally been engaged in the provision of integrated plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. The Group’s manufacturing activities had been performed in the People’s Republic of China (the “PRC” or “China”) and Thailand during the years through October 11, 2016. The selling and administrative activities had mainly been performed in China.

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

The disposal of PIHL was completed on October 11, 2016. As a result, the Company no longer owns PIHL. Thereafter, the Group’s only operations have generally been to complete construction of a manufacturing plant at Kai Ping, China for disposal upon its establishment to SYB or company designated by it (as agreed, in principle, under the Agreement), collect rental income from certain property the Group owns and is being leased to one of PIHL’s subsidiaries and explore other investment opportunities.

In accordance with the terms and spirit of the Agreement, Viewmount Developments Limited (a wholly owned subsidiary of the Company, “Viewmount”), entered into a Share Transfer Agreement with PIHL (a wholly owned subsidiary of SYB since October 11, 2016) on March 30, 2018 (the “STA”), pursuant to the terms and conditions of which Viewmount was to transfer the ownership interests in the former subsidiaries of Viewmount holding the newly established manufacturing plant in Kai Ping, China to PIHL for a total consideration of approximately HK$70, representing the actual registered capital injected by Viewmount into the relevant subsidiaries. Closing of the transactions contemplated by the STA was premised upon certain closing conditions being satisfied, including, amongst others, approval of the transaction by SYB’s shareholders, and payment of the aforesaid consideration and settlement of all account payables (totaling HK$258,910, as of March 26, 2018) owed by the relevant subsidiaries to Viewmount. On April 20, 2018, the parties consummated the transactions contemplated by the STA.

The aforesaid disposals represented a strategic shift and had a major effect on the Group’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2017 (note 3), the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December 31, 2016 and 2017 have likewise been adjusted retrospectively to reflect this strategic shift.

As of December 31, 2018, details of the Company’s subsidiaries are as follows:

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

History and Background -The Merger Transaction with Plastec International Holdings Limited

On March 27, 2008, the Company was established as a special purpose acquisition company whose objective was to consummate an acquisition, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses located in the PRC.

On August 6, 2010, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited (“GSME Sub”), PIHL and all former shareholders of PIHL (“PIHL Shareholders”) (together, the “Parties”). Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub was to be merged with and into PIHL, with PIHL surviving as a wholly-owned subsidiary of the Company (the “Merger”). The PIHL Shareholders were then entitled to receive up to an aggregate of 16,948,053 ordinary shares, par value U.S.$0.001 per share, of the Company.

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

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”).  Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions.  The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units, with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. In August 2015, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants, insider or public, expired on November 18, 2014. In August 2016, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Foreign currency translation

The functional currency of the Company is United States Dollar. The functional currency of the subsidiaries other than the former subsidiaries in the PRC is Hong Kong dollar. The former subsidiaries in the PRC have their local currency, Renminbi, as their functional currencies.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction (gain)\loss were HK$(3,291), HK$2,037 and HK$(9,143) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Property, plant and equipment

Property, plant and equipment are stated at acquisition cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

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

Revenue recognition

Rental income receivable under operating leases is recognized in profit or loss in equal installments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased assets. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable.

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

Employees of the Company’s former subsidiaries which operated in the PRC were required to participate in a central pension schemes operated by the local municipal governments, respectively. The former PRC subsidiaries are required to contribute certain percentage of its payroll costs to the central pension scheme.

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

Operating segment

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the Group’s various lines of geographical information.

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

Recent accounting pronouncements adopted

Revenue from Contracts with Customers: In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the guidance requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The guidance specifically notes that lease contracts are a scope exception. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company will adopt the new revenue standard beginning January 1, 2018, using the modified retrospective method. The Company anticipates that the application of the new standard in the future may result in more disclosures, but its application is not likely to have a material impact on the timing and amounts of revenue recognized in the respective reporting periods.

Cash Flows: In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The guidance requires application using a retrospective transition method. The adoption of the guidance requires the classification of cash payments for debt prepayments or extinguishment costs (including third-party costs, premiums paid, and other fees paid to lenders) as financing activities in the Company’s statement of cash flows. The adoption will not have a significant impact on the consolidated statement of cash flows.

Recognition and Measurement of Financial Assets and Financial Liabilities: In January 2016, the FASB issued ASU 2016-01—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendment addresses various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The adoption will not have a significant impact on the consolidated financial statements.

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

Financial Instruments – Credit Losses: In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses. The ASU sets forth a “current expected credit loss” (“CECL”) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. This replaces the existing probable incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgements used in determining the allowance for loan losses, as well as the credit quality and underwriting standards of an organization’s loan portfolio. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. As we will no longer be treated as an emerging growth company beginning December 31, 2021, we are required to adopt this ASU no later than 2021. Early adoption is permitted in fiscal years beginning after December 31, 2018. The Company is currently evaluating the alternative methodologies available and assessing its data and system needs to implement this ASU.

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

In February 2018, the FASB issued ASU No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220,  Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

3.	Discontinued Operations

The disposal of PIHL Group described in Note 1 was completed on October 11, 2016.

The Agreement also contains an earnout structure. Subject to terms and conditions thereof, Remaining Amount (as the capitalized term is defined in the Agreement), capped at RMB375 Million in the aggregate, shall be paid to the Company in the event that the audited net profit of PIHL (after deducting all non-recurring gains and losses and on a consolidated basis) for the fiscal years of 2016, 2017 and 2018 shall be no less than HK$161,211, HK$177,088 and HK$195,408, respectively; which performance targets had or confirmed to have been met. On April 20, 2018, the Company, via Viewmount, completed disposals of its certain former subsidiaries holding ownership interests in the newly established manufacturing plant in Kai Ping, China to PIHL for a total consideration of approximately HK$70, representing the actual registered capital injected by Viewmount into the relevant former subsidiaries alongside settlement of all account payables owed by the relevant former subsidiaries to Viewmount at the closing (totaling HK$258,910).

The disposals represented a strategic shift and had a major effect on the Group’s results of operations. The disposed entities are accounted as discontinued operations in the consolidated financial statements for the years ended December 31, 2016 and 2017. Gains of HK$540,921, HK$141,341 and HK$171,809 for the years ended December 31, 2016, 2017 and 2018, respectively, were recognized on the disposals including in net income from discontinuing operations.

The financial results of the disposed business lines are set out below. Based on the Group’s management accounts, the assets, liabilities as of December 31, 2017, the revenues and expenses for the years ended December 31, 2016 and 2017 have been reclassified as discontinued operations to retrospectively reflect the strategic shift.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.	Discontinued Operations (Continued)

Carrying amounts of assets disposed

December 31,
2017
HK$

Cash and cash equivalents	94,499
Deposits, prepayment and other receivables	30,344
Current assets of discontinued operations	124,843

Property, plant and equipment, net	53,470
Land use right	27,033
Non-current assets of discontinued operations	80,503
Total assets of discontinued operations	205,346

Carrying amounts of liabilities disposed

December 31,
2017
HK$

Other payables and accruals	259
Current liabilities of disposal liabilities	259
Total liabilities of disposal liabilities	259

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.	Discontinued Operations (Continued)

Consolidated statement of operations and comprehensive income

	For the year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Revenue	1,073,536	-	-
Cost of sales	(778,059)	-	-

Gross profit	295,477	-	-
Other revenue	5,897	-	-
Selling, general and administrative expenses	(125,994)	(3,104)	(5,909)
Gain on disposal of property, plant and equipment	1,197	-	-
Gain on disposal of subsidiaries	540,921	141,341	171,809
Interest income	334	45	24
Finance costs	(545)	-	-

Profit before income tax	717,287	138,282	165,924
Income tax expense	(31,305)	-	-

Profit for the year	685,982	138,282	165,924

Other comprehensive income
Exchange gain/(loss) on translation of financial statements of foreign operations	(13,458)	(813)	6,674
Income from discontinued operations attributable to members of the Company	672,524	137,469	172,598

4.	Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2017	2018
	HK$	HK$

Prepaid insurance	1,184	872
Rental deposits / prepaid rent	1,535	1,536
Other receivables	511	931
	3,230	3,339

5.	Consideration Receivable

Consideration receivable of HK$165,506 (2017: HK$141,341) represents the fourth and final installment of the total consideration for the sale of 100% equity interest in PIHL to SYB and SYIM. The transaction is disclosed in Note 1. The second and third installments of RMB113.25 million (HK$131,686) and RMB113.25 million (HK$131,686) were received in June 2017 and in May 2018, respectively. The Company will receive the fourth and final installment of RMB137.37 million (HK$165,506).

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

6.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2017	2018
	HK$	HK$

Property, plant and equipment:
Buildings	136,099	136,099
Furniture, fixtures and equipment	694	694
Motor vehicles	1,814	1,814
	138,607	138,607
Accumulated depreciation and amortization	(24,398)	(30,855)
Property, plant and equipment, net	114,209	107,752

Depreciation and amortization of property, plant and equipment from operating activities were HK$6,849, HK$6,649 and HK$6,457 during the years ended December 31, 2016, 2017 and 2018, respectively.

7.	Prepaid Lease Payments

As of December 31, 2017 and 2018, prepaid lease payments represented the prepayment of land use right for three pieces of lands located in Shenzhen (with expiry dates on December 31, 2037, December 31, 2037 and February 28, 2040, respectively).

Amortization of prepaid lease payments were HK$1,527, HK$1,527 and HK$1,527 for the years ended December 31, 2016, 2017 and 2018, respectively.

8.	Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2017	2018
	HK$	HK$

Accrued salaries, wages and bonus	40	40
Accrued audit and professional fees	951	986
Accrued sundries expenses	15	-
Other payables	3,425	3,426
	4,431	4,452

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.	Income Taxes

The Company and its subsidiaries are subject to taxation in various jurisdictions including Hong Kong. Pursuant to the rules and regulations of the Cayman Islands, the Company is not subject to any income tax in the Cayman Islands. The income of its subsidiaries which are incorporated in the BVI is not subject to taxation in the BVI under the current BVI law. The subsidiaries operating in Hong Kong are subject to income taxes as described below.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5% and 16.5% for the years ended December 31, 2016, 2017 and 2018, respectively, to the estimated income earned in or derived from Hong Kong if applicable.

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. The sum of accrued interest or penalties accrued on the consolidated balance sheets accumulated to HK$3,187 on the consolidated balance sheets as at December 31, 2018. The Company had no significant unrecognized tax benefits at December 2017 and December 2018.

As of December 31, 2017 and 2018, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Current tax
- Hong Kong	81	144	-
- Other countries	1,042	380	2,435
	1,123	524	2,435

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	(69)	(208)	40
Current tax in other jurisdictions	1,042	380	2,039
Effect of income not chargeable for tax purpose	(152)	(2,732)	(12)
Effect of expenses not deductible for tax purpose	-	1,289	-
Tax effect of unused tax losses not recognized	221	1,795	368
Under provision in previous years	81	-	-
	1,123	524	2,435

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Net Income Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Basic and diluted income per share
Numerator:
Net income for the year attributable to the Company’s ordinary shareholders	692,042	139,895	177,974
- Continuing operations	6,060	1,613	12,050
- Discontinued operations	685,982	138,282	165,924

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating income per share
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Net income of Basic and diluted income per share	HK$53.49	HK$10.81	HK$13.75
- Continuing operations	HK$0.47	HK$0.12	HK$0.93
- Discontinued operations	HK$53.02	HK$10.69	HK$12.82

11.	Commitments and Contingencies

Corporate guarantee

Certain former subsidiaries of the Company used to be granted credit facilities by various banks in the forms of import loans, trust receipt, documentary credits, loans and overdraft against various guarantees provided by the Company, jointly with others. As of December 31, 2018, the Company was unconditionally released and discharged, as guarantor, from all of its obligations under the guarantees so provided for the purpose of securing credit facilities extended to certain of its former subsidiaries.

Capital commitment

As of December 31, 2017, the Group had capital commitments for purchase of plant and machineries and investment in subsidiary totaling HK$90,519 and HK$62,400, respectively, which are expected to be disbursed /invested during the year ending December 31, 2018. As of December 31, 2018, no capital commitment was expected.

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

Legal Proceeding

As of December 31, 2018, the Group is not aware of any material outstanding claim and litigation against them.

12.	Statutory Reserve Appropriation for former PRC Subsidiaries

Pursuant to the laws and regulations applicable to the PRC, the Company’s former wholly foreign-owned subsidiaries must make appropriations from after-tax profit to non-distributable reserves funds including: (i) the statutory surplus reserve and; (ii) the statutory public welfare fund. Subject to the law applicable to foreign invested enterprises in the PRC, they were required annual appropriations of the general reserve fund no less than 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end). These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and are not distributable as cash dividends. No appropriation had been made as a result of their accumulated after-tax losses incurred in those years. As of December 31, 2018, no reserves funds were expected due to the disposal of PRC subsidiaries.

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

(i)       The location of the Group’s identifiable assets other than acquired intangible asset and liabilities by business operations from continuing operations are as follows:

	December 31,	December 31,
	2017	2018
	HK$	HK$
Identifiable assets
PRC	128,196	122,078
Hong Kong	442,637	437,277
United States	3,646	3,646

	574,479	563,001

Identifiable liabilities
Hong Kong	10,674	13,130

	10,674	13,130

(ii) Reconciliations of reportable segment assets and liabilities from continuing operations:

	Year ended December 31	Year ended December 31
	2017	2018
	HK$	HK$

Assets
Current assets	445,159	441,665
Non-current financial assets	129,320	121,336
Consolidated total assets before intangible asset	574,479	563,001
Intangible asset	438	438

Consolidated total assets	574,917	563,439

Liabilities
Liabilities excluding tax liabilities	4,431	4,452
Tax liabilities	6,243	8,678

Consolidated total liabilities	10,674	13,130

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

14.	Cash dividend

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

On March 29, 2018, the Company approved and declared a final cash dividend of US$1.50 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on April 12, 2018, resulting in payments totaling US$19,407,192 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On August 17, 2018, the Company approved and declared a special cash dividend of US$2.50 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on August 31, 2018, resulting in payments totaling US$32,345,320 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

15.	Related Party Transaction

The Group had the following related party transaction during the year:-

	Year ended	Year ended
	December 31,	December 31,
	2017	2018
Nature	HK$	HK$

Rental income from related company	15,224	16,754

The key management person in the related company has a controlling interest in the Company. The rental income was priced with reference to the related agreements entered into.

16.	Subsequent Events

The Company has evaluated all other subsequent events through April 9, 2019, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above described events, that required recognition or disclosures in the financial statements.

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

Balance Sheets

	December 31,	December 31,
	2017	2018
	HK$	HK$
Assets
Current assets
Cash and cash equivalents	274,094	248,050
Amounts due from subsidiaries	364,596	141,396
Consideration receivable	141,341	165,506
Prepaid expenses	1,053	741
Total current assets	781,084	555,693
Investment in subsidiaries	-	-
Total assets	781,084	555,693

Liabilities and shareholders’ equity
Current liabilities
Account payable and accrued liabilities	950	715
Tax payable	3,129	7,284
Total current liabilities	4,079	7,999
NET CURRENT ASSETS	777,005	547,694
TOTAL ASSETS AND LIABILITIES	777,005	547,694

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	101	101
Retained earnings	776,904	547,593
Total shareholders’ equity	777,005	547,694

Statements of operations and comprehensive income

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$

Revenues	-	-	-
Other income	17,866	5,689	16,573
Gain on disposal of a subsidiary	1,149,128	141,341	165,506
Administrative expenses	(10,573)	(5,937)	(3,564)
Income before income tax expense	1,156,421	141,093	178,515
Income tax expense	-	-	(4,155)
Total comprehensive income	1,156,421	141,093	174,360

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

17.	Condensed financial information of Plastec Technologies, Ltd. – Continued

Statements of cash flows

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
	HK$	HK$	HK$
Cash flows from operating activities
Net income	1,156,421	141,093	174,360
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of a subsidiary	(1,149,128)	(141,341)	(165,506)
Change in operating assets and liabilities
Prepaid expenses	999	(882)	312
Accounts payable and accrued liabilities	(4,516)	(534)	(237)
Income tax payable			4,155
Net cash provided by/(used in) operating activities	3,776	(1,664)	13,084

Cash flows from investing activities
Sale proceeds of disposal of a subsidiary, net	1,017,442	131,686	141,341
Net cash provided by investing activities	1,017,442	131,686	141,341

Cash flows from financing activities
Decrease/(increase) in amount due from subsidiaries	22,300	(99,060)	223,200
Dividend paid	(837,614)	(151,376)	(403,669)
Net cash used in financing activities	(815,314)	(250,436)	(180,469)
Net increase/(decrease) in cash and cash equivalents	205,904	(120,414)	(26,044)
Cash and cash equivalents, beginning of year	188,604	394,508	274,094
Cash and cash equivalents, end of year	394,508	274,094	248,050

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	857	2,089	3,019

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	131,686	141,341	165,506

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

50

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 15, 2019

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

51

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
4.1	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.2	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.3	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference).
4.4	Amendment No. 1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

52

Exhibit No.	Description
4.5	Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.32 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.6	Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.33 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.7	First Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.8	First Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.35 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.9	Second Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.10	Second Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.11	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.12	Share Transfer Agreement
8.1	List of Subsidiaries as of May 15, 2019.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

53