Form 20-F
period 2019-12-31
Plastec Technologies, Ltd.
filed 2020-05-13
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Share, par value U.S.$0.001 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐  No  ☒

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

INTRODUCTION

Definitions

Unless the context indicates otherwise:

•	“we,” “us,” “our” and “our company” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;

•	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands company, formerly our direct wholly owned subsidiary until October 11, 2016;

•	“BVI” refers to the British Virgin Islands;

•	“China” or the “PRC” refer to the People’s Republic of China;

•	“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$/RMB may be converted to U.S.$ or $ using the exchange rates of 7.8 HK$ and 7.1 RMB, respectively, for every 1 U.S.$ or $;

•	“Renminbi” or “RMB” refer to the lawful currency of China; and

•	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2019, which are included in Item 18 to this Form 20-F.

Completion of Sale of Assets

As disclosed in our various previous filings, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$176,056,338), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$123,239,437) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$52,816,901) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018. See below for further information.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

Following consummation of the transactions described above, our only operations have generally been to (i) complete the construction of a manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 as described below, (ii) collect rental income from certain property we used to own and which was being leased to one of Plastec’s subsidiaries until November 2019 when the former subsidiary of ours that held the property was disposed of to an unaffiliated third party as described below, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described in the Agreement and below; and (iv) to explore other investment opportunities.

Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016, 2017 and 2018

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$15,950,704) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$17,518,310) of the Remaining Amount on May 25, 2018 and in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$19,347,887) of the Remaining Amount on May 30, 2019 and in accordance with the terms of the Agreement.

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

Disposal of Assets

On November 15, 2019, Viewmount entered into an agreement (“Assets Disposal Agreement”) with an unaffiliated third party (the “Purchaser”), pursuant to which Viewmount was to transfer the ownership interests in its then wholly-owned subsidiary holding the right to use certain parcels of land in Shenzhen together with premises built thereon to the Purchaser for HK$47,964,570.65 (or US$6,149,304) in cash, net of all relevant expenses, charges and taxes.

On November 20, 2019, the parties consummated the transactions contemplated by the Assets Disposal Agreement; on which date Viewmount also received from the Purchaser HK$112,035,429.35 (or US$14,363,517) representing all amounts due from the former subsidiary disposed of.

Impact of Sale of Assets on Our Financial Statements

The aforesaid disposals represented a strategic shift and had a major effect on our results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified as discontinued operations in the consolidated financial statements for the years ended December 2019, 2018 and 2017. The consolidated balance sheets as of December 31, 2018, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December 31, 2018 and 2017 have been adjusted retrospectively to reflect this strategic shift.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

The selected financial information below is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements prepared and presented in accordance with U.S. GAAP, which are included in this Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2015 and the consolidated balance sheet data of December 31, 2017, 2016 and 2015 (save for the impact of retrospective adjustments for the deconsolidation of disposed business lines, which have been classified as discontinued operations) have been derived from our financial statements for the relevant periods, which are not included in this Form 20-F. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Form 20-F and the financial statements and the accompanying notes thereto included under Item 18 of this Form 20-F for further information about our financial results and condition.

	For the year ended
	ended December 31,
	2019		2018		2017		2016		2015
		(HK$’000, except for per share data)
		(Audited)		(Audited)		(Audited)		(Unaudited)		(Unaudited)
Revenues		-		-		-		-		-
Operating (expenses)/income, net		-		-		-		-		-
Selling, general and administrative expenses		(15,083)		(4,554)		(6,614)		(7,718)		(16,627)
Other income		-		9,954		-		9,000		12,393
Gain/(loss) on disposal of property, plant and equipment		-		-		-		545		-
Income/(loss) from operations		(15,083)		5,400		(6,614)		1,827		(4,234)
Interest income		3,297		3,082		2,213		1,236		982
Income/(loss) before income tax expense		(11,786)		8,482		(4,401)		3,063		(3,252)
Income tax expenses from continuing operations		(729)		(2,435)		(524)		(1,123)		(294)
Net income/(loss) from continuing operations attributable to the Company’s shareholders		(12,515)		6,047		(4,925)		1,940		(3,546)
Discontinued operations:
Net income from discontinued operations (including gain of HK$47,845 (2018: HK$171,809, 2017:HK$141,341) upon the disposal)		53,364		171,927		144,820		721,407		164,833
Income tax expenses from discontinued operations		-		-		-		(31,305)		(29,952)
Net income from discontinued operations attributable to the Company’s shareholders		53,364		171,927		144,820		690,102		134,881
Net income attributable to the Company’s shareholders		40,849		177,974		139,895		692,042		131,335
Net income per share
Weighted average number of ordinary shares
- Continuing operations		12,938,128		12,938,128		12,938,128		12,938,128		12,938,128
- Discontinued operations		12,938,128		12,938,128		12,938,128		12,938,128		12,938,128
Weighted average number of diluted ordinary shares
- Continuing operations		12,938,128		12,938,128		12,938,128		12,938,128		12,938,128
- Discontinued operations		12,938,128		12,938,128		12,938,128		12,938,128		12,938,128

Basic income per share attributable from
- Continuing operations	HK$	(0.97)	HK$	0.47	HK$	(0.38)	HK$	0.15	HK$	(0.27)
- Discontinued operations	HK$	4.13	HK$	13.29	HK$	11.19	HK$	53.34	HK$	10.42

Diluted income per share attributable from
- Continuing operations	HK$	(0.97)	HK$	0.47	HK$	(0.38)	HK$	0.15	HK$	(0.27)
- Discontinued operations	HK$	4.13	HK$	13.29	HK$	11.19	HK$	53.34	HK$	10.42

	December 31,
	2019	2018	2017	2016	2015
	(HK$’000)
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Total assets	188,145	563,439	780,263	793,599	1,302,872
Total liabilities	10,748	13,130	10,933	11,975	362,186
Total shareholders’ equity	177,397	550,309	769,330	781,624	940,686

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars in this Form 20-F were made at the noon buying rate in the City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 6, 2020, which was HK$7.7530 to U.S.$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or Hong Kong dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

Following divestment of our ownership interest in Plastec, our only operations have generally been to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 pursuant to the terms of the Manufacturing Plant Transfer Agreement, (ii) collect rental income from certain property we used to own and which was being leased to one of Plastec’s subsidiaries until November 2019 when the former subsidiary of ours that held the property was disposed of to an unaffiliated third party pursuant to the terms of the Assets Disposal Agreement, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described in the Agreement; and (iv) explore other investment opportunities. As of the date hereof, we have no plans, arrangements or understandings of what long term, if at all, operations in which we might be engaged or business objective by which we might adopt and, accordingly, you will have no or little basis on which to evaluate our prospect as a going concern.

We do not have any sources of operating revenues.

Currently, we do not have any sources of operating revenues. As a result, there would be substantial doubt regarding our ability to remain as a going concern from a long-term perspective.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 03, 2015, the PRC State Administration of Taxation, or SAT, issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax Deriving from the Indirect Transfers of Properties among Non-Resident Enterprises, or “Announcement 7”, which was further amended on December 1, 2017 and December 29, 2017. According to Announcement 7, where a non-resident enterprise indirectly transfers equities and other property of a Chinese resident enterprise (Indirect Transfer) to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose , such Indirect Transfer shall, in accordance with the PRC Enterprise Income Tax Law, be re-identified and recognized as a direct transfer of equities and other property of the Chinese resident enterprise and shall be taxed. The equities and other property of a Chinese resident enterprise mentioned above, or Chinese Taxable Property, refers to: (i) the assets of an "establishment or place" situated in the PRC; (ii) real property situated in the PRC; and (iii) equity interest in Chinese resident enterprises. The Announcement 7 has also elaborated how to determine that an Indirect Transfer has “a reasonable commercial purpose” and specified the legal consequences for failing to withhold and pay tax. If the transfer of interests of our wholly-owned subsidiary which holds the Chinese taxable property, i.e, the real property, be considered by the relevant tax authorities to be devoid of “a reasonable commercial purpose” , Announcement 7 may be interpreted and the entity or individual that has the direct liability for the relevant payment obligation to the equity transferor shall be identified as the withholding agent and obligated to pay the tax. Pursuant to the Announcement of the SAT on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source (“Announcement 37”), issued by SAT on October 17, 2017 with effect from December 1, 2017, if the withholding agent fails to withhold the tax that should have been withheld, the competent tax authority shall order the withholding agent to withhold the tax payable, and pursue the liability of the withholding agent according to the law; where there is a need to pursue tax payments from the taxpayer, it shall be handled by the competent tax authority at the place where the tax is accrued. Although we have agreed in the Assets Disposal Agreement that the Purchaser shall bear all the relevant taxes and charges, the failure or delay of the payment of tax by the Purchaser as the withholding agent may result in extra expenses of valuable resources for us to comply with Announcement 7, Announcement 37 or other related tax rules, which may have a material adverse effect on our business, results of operations and financial condition.

We are vulnerable to foreign currency exchange risk exposure.

Our foreign currency exchange risk arises from the fact that our financial statements are expressed in Hong Kong dollars. Our balance sheet uses the relevant prevailing period end exchange rate to convert all foreign currency amounts into Hong Kong dollars and our statement of comprehensive income records various payments and receipts using the relevant prevailing exchange rate on the date of each transaction. The different exchange rates prevailing at different times will give rise to foreign currency exchange exposures. In addition, the current peg of the exchange rate between the Hong Kong dollar and the U.S. dollar may be de-pegged or subject to an increased band of fluctuation. Fluctuations in the Hong Kong dollar exchange rates against other currencies may negatively impact our financial condition.

We intend to explore other currently unidentified investment opportunities and, accordingly, we are unable to currently ascertain the merits or risks of any such investment opportunity.

We intend to explore other currently unidentified investment opportunities to supplement our current minimal operations. Accordingly, there is no current basis for you to evaluate the possible merits or risks of any investment opportunity we may ultimately pursue. Although our management will endeavor to evaluate the risks inherent in any particular investment opportunity, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or not be exposed to potential risks which could have a material and adverse effect on ability to manage our business. Further, as a result of our current minimal operations, limited resources for want of operating revenues and the need to maintain adequate control of our costs and expenses, we may not be able to attract, train, motivate and recruit suitably qualified personnel to explore or effect any investment opportunity thereby making it difficult for you to evaluate our long term business, financial performance and prospects. If we do not succeed in launching new business upon any investment opportunity to supplement our current minimal operations, our future results of operations and growth prospects may be materially and adversely affected.

Our search for other unidentified investment opportunities may be materially adversely affected by the recent coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” A significant outbreak of COVID-19 and/or other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and the business of any potential business with which we look to do business with in the future. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to identify investment opportunities may be materially adversely affected.

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

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands (as the same may be supplemented or amended from time to time), or the “Companies Law,” and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

On September 25, 2013, we also announced a new repurchase program, under which and as the program was subsequently extended and expanded, we are allowed to repurchase up to $5 million of our units, ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2013 Repurchase Program.” The 2013 Repurchase Program (as extended) is currently valid through September 25, 2020 and so far we have repurchased 586,010 ordinary shares and 547,600 public warrants thereunder.

On November 18, 2014, all issued and outstanding public warrants, insider warrants and unit purchase options expired and were cancelled accordingly.

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$176,056,338), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$123,239,437) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$52,816,901) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”) as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB 113,250,000 (US$15,950,704)
2017	HK$177,088,000	RMB 124,380,000 (US$17,518,310)
2018	HK$195,408,000	RMB 137,370,000 (US$19,347,887)

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

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$15,950,704) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$17,518,310) of the Remaining Amount on May 25, 2018 and in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$19,347,887) of the Remaining Amount on May 30, 2019 and in accordance with the terms of the Agreement.

B. Business Overview

Following consummation of the transactions described above, our only operations have generally been to (i) complete the construction of a manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 as described below, (ii) collect rental income from certain property we used to own and which was being leased to one of Plastec’s subsidiaries until November 2019 when the former subsidiary of ours that held the property was disposed of to an unaffiliated third party as described below, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

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

On November 15, 2019, Viewmount entered into the Assets Disposal Agreement with the Purchaser, pursuant to which Viewmount was to transfer the ownership interests in its then wholly-owned subsidiary, Broadway Manufacturing Company Limited (“BMCL”) holding the right to use certain parcels of land in Shenzhen together with premises built thereon to the Purchaser for HK$47,964,570.65 (or US$6,149,304) in cash, net of all relevant expenses, charges and taxes.

On November 20, 2019, the parties consummated the transactions contemplated by the Assets Disposal Agreement; on which date Viewmount also received from the Purchaser HK$112,035,429.35 (or US$14,363,517) representing all amounts due from the former subsidiary disposed of.

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

Although our management will endeavor to evaluate the risks inherent in any particular investment opportunity, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or not be exposed to potential risks which could have a material and adverse effect on ability to manage our business. Further, as a result of our current minimal operations, limited resources for want of operating revenues and the need to maintain adequate control of our costs and expenses, we may not be able to attract, train, motivate and recruit suitably qualified personnel to explore or effect any investment opportunity thereby making it difficult for you to evaluate our long term business, financial performance and prospects. If we do not succeed in launching any new business upon an investment opportunity to supplement our current minimal operations, our future results of operations and growth prospects may be materially and adversely affected arising from a lack of business diversification.

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

Properties

As of the date of this Form 20-F, we are not interested in, nor do we own, any properties.

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

Following consummation of the divestment transactions on October 11, 2016 and pursuant to the terms of the Agreement more particularly described in Item 4.A of this Form 20-F, we no longer own Plastec with the result that our only operations have generally been to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 pursuant to the terms of the Manufacturing Plant Transfer Agreement, (ii) collect rental income from certain property we used to own and which was being leased to one of Plastec’s subsidiaries until November 2019 when the former subsidiary of ours that held the property was disposed of pursuant to the terms of the Assets Disposal Agreement , (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

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

Although our management will endeavor to evaluate the risks inherent in any particular investment opportunity, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or not be exposed to potential risks which could have a material and adverse effect on ability to manage our business. Further, as a result of our current minimal operations, limited resources for want of operating revenues and the need to maintain adequate control of our costs and expenses, we may not be able to attract, train, motivate and recruit suitably qualified personnel to explore or effect any investment opportunity thereby making it difficult for you to evaluate our long term business, financial performance and prospects. If we do not succeed in launching any new business upon an investment opportunity to supplement our current minimal operations, our future results of operations and growth prospects may be materially and adversely affected arising from a lack of business diversification.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

 Property, plant and equipment

Property, plant and equipment are stated at acquisition cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

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

Revenues

We generated revenues from our continuing operations in fiscal years ended December 31, 2017, 2018 and 2019 as follows, which were presented as other income in our audited financial statements:

	Fiscal Years Ended December 31,
	2017		2018		2019
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Other income	0	0.0%	9,954	100.0%	0	0.0%
	0	0.0%	9,954	100.0%	0	100.0%

Other income

Prior to November 2019, we had rental revenues derived from certain parcels of land (together with industrial building and premises for dormitory purpose built thereon) located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC, which were being leased to one of Plastec’s subsidiaries under certain tenancy agreements more particularly described in the section titled “Properties” in Item 4.B of our Annual Report on Form 20-F for the year ended December 31, 2018 filed on May 15, 2019.

On November 20, 2019, we completed the disposal of our former subsidiary holding the right to use the aforesaid parcels of land pursuant to the terms of the Assets Disposal Agreement. After the retrospective adjustments for the deconsolidation of this disposal, which has been classified as discontinued operations, we recorded no operating income for our continuing operations for the years ended December 31, 2017, 2018 and 2019 save for an exchange gain of approximately HK$9,954 for the fiscal year ended December 31, 2018.

Operating Costs

Our operating expenses arising from our continuing operations in fiscal years ended December 31, 2017, 2018 and 2019 consisted of the following:

	Fiscal Years Ended December 31,
	2017		2018		2019
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Exchange loss	1,571	23.8%	-	0.0%	11,476	76.1%
Selling, general and administrative expenses	5,043	76.2%	4,554	100.0%	3,607	23.9%
	6,614	100.0%	4,554	100.0%	15,083	100.0%

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consisted primarily of legal and professional expenses, directors’ compensation, insurances, transportation, motor vehicles related expenses and exchange losses.

Income Tax

Cayman Islands. We are incorporated in the Cayman Islands. The government of the Cayman Islands will not, under existing legislation, impose any income tax upon the Company or its shareholders.

British Virgin Islands. Our subsidiaries which are incorporated in the British Virgin Islands are exempted from income tax in the British Virgin Islands on their foreign-derived income.

Hong Kong. Our Hong Kong subsidiaries are subject to income tax on its profits in Hong Kong at the prevailing corporate tax rate of 16.5%. For the years ended December 31, 2017, 2018 and 2019, none of our Hong Kong subsidiaries recorded any Hong Kong profit tax on the basis that they did not have any assessable profits arising in or derived from Hong Kong.

Review of Results of Continuing Operations

The following table sets forth a summary of our consolidated results of continuing operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this Form 20-F.

	Fiscal Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
		(HK$'000)
Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(6,614)	(4,554)	(15,083)
Other income	-	9,954	-
Total operating (expenses)/income, net	(6,614)	5,400	(15,083)

Income/(loss) from operations	(6,614)	5,400	(15,083)

Interest income	2,213	3,082	3,297
Income/(loss) before income tax expense	(4,401)	8,482	(11,786)

Income tax expense from continuing operations	(524)	(2,435)	(729)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	(4,925)	6,047	(12,515)

For the year ended December 31, 2019 compared to year ended December 31, 2018

Other income. As mentioned above, after the retrospective adjustments for the deconsolidation of the disposed business lines arising from the disposal of our former subsidiary that generated rental revenues in November 2019, which has been classified as discontinued operations, we recorded no operating income for our continuing operations for the years ended December 31, 2018 and 2019 save for an exchange gain of approximately HK$10.0 million for the fiscal year ended December 31, 2018.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2019 decreased by approximately HK$0.9 million or 20.8% to HK$3.6 million from approximately HK$4.6 million in the year ended December 31, 2018 mainly attributable to a progressive reduction in expenses incurred in maintaining daily operations. For the year ended December 31, 2019, we recorded an exchange loss for approximately HK$11.5 million.

Income/(loss) from operations. Our loss from operations for the year ended December 31, 2019 was approximately HK$15.1 million, in contrast to a gain of approximately HK$5.4 million for the year ended December 31, 2018. The loss was mainly attributable to an exchange loss of approximately HK$11.5 million for the year ended December 31, 2019, as compared with an exchange gain of approximately HK$10.0 million for the year ended December 31, 2018.

Income tax expenses. Our income tax expenses for the year ended December 31, 2019 decreased by approximately HK$1.7 million to HK$0.7 million from HK$2.4 million in the year ended December 31, 2018.

Net income/(loss). Our net loss for the year ended December 31, 2019 was approximately HK$12.5 million, compared to net income of approximately HK$6.0 million for the year ended December 31, 2018.

For the year ended December 31, 2018 compared to year ended December 31, 2017

Other income. We recorded no operating income for our continuing operations for the years ended December 31, 2017 and 2018 save for an exchange gain of approximately HK$10.0 million for the fiscal year ended December 31, 2018.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2018 decreased by approximately HK$0.5 million or 9.7% to HK$4.6 million from HK$5.0 million in the year ended December 31, 2017 mainly attributable to a progressive reduction in expenses incurred in maintaining daily operations. For the year ended December 31, 2017, we recorded an exchange loss for approximately HK$1.6 million.

Income/(loss) from operations. Our income from operations for the year ended December 31, 2018 was approximately HK$5.4 million, increased by approximately HK$12.0 million from loss of HK$6.6 million for the year ended December 31, 2017 mainly attributable to an exchange gain of approximately HK$10.0 million for the year ended December 31, 2018, as compared with an exchange loss of approximately HK$1.6 million for the year ended December 31, 2017.

Income tax expenses. Our income tax expenses for the year ended December 31, 2018 increased by approximately HK$1.9 million to HK$2.4 million from HK$0.5 million in the year ended December 31, 2017.

Net income/(loss). Our net income for the year ended December 31, 2018 was approximately HK$6.0 million, compared to net loss of HK$4.9 million for the year ended December 31, 2017.

Liquidity and Capital Resources

Our operations have been generally funded through a combination of net cash generated from its operations and equity capital. We believe that we have adequate working capital to finance our operations.

Summary of Cash Flows

	Year Ended December 31,
	2017	2018	2019
	(HK$’000)
Net Cash From Operating Activities	(21,689)	25,482	1,059
Net Cash From Investing Activities	82,743	249,245	325,413
Net Cash From Financing Activities	(151,376)	(403,669)	(413,761)
	(90,322)	(128,942)	(87,289)

For the year ended December 31, 2019 compared to year ended December 31, 2018

Net Cash From Operating Activities. For the year ended December 31, 2019, we generated a net cash inflow from operating activities of HK$1.1 million. Compared to the year ended December 31, 2018, which we generated a net cash inflow from operating activities of HK$25.5 million. These were mainly attributable to net cash outflow used in continuing operations for HK$10.9 million in fiscal 2019 (mainly in terms of exchange loss), as compared to net cash inflow HK$8.3 million provided by continuing operations at the back of an exchange gain in fiscal 2018.

Net Cash From Investing Activities. For the year ended December 31, 2019, we recorded a net cash inflow from investing activities of HK$325.4 million, mainly arising from further and final payment made to us as a result of Plastec achieving the performance target set for the year ended December 31, 2018 and settlement of account payable due to us upon disposal of our ownership interests in a former subsidiary holding the right to use the parcels of land located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC pursuant to the terms of the Assets Disposal Agreement in November 2019.

Net cash generated from financing activities. For the year ended December 31, 2019, we recorded a net cash outflow by financing activities of approximately HK$413.8 million, which comprised of a net cash outflow of HK$413.8 million for the dividends paid. Compared to the year ended December 31, 2018, which we recorded a net cash outflow of HK$403.7 million, which was again attributable to payments of dividends totaling HK$403.7 million.

For the year ended December 31, 2018 compared to year ended December 31, 2017

Net Cash From Operating Activities. For the year ended December 31, 2018, we generated a net cash inflow from operating activities of HK$25.5 million. Compared to the year ended December 31, 2017, which we generated a net cash outflow from operating activities of HK$21.7 million. These were attributable to net cash provided by continuing operations for HK$8.3 million in fiscal 2018 (mainly in terms of exchange gain), as compared to net cash outflow of HK$4.9 million used in continuing operations on the back of an exchange loss in fiscal 2017.

Net Cash From Investing Activities. For the year ended December 31, 2018, we recorded a net cash inflow from investing activities of HK$249.2 million, comprised a net cash inflow of HK$350.7 million, mainly arising from further payment made to us as a result of Plastec achieving the performance target set for the year ended December 31, 2017 and settlement of account payable due to us upon disposals of our ownership interests in the newly established manufacturing plant in Kai Ping under the Manufacturing Plant Transfer Agreement in April 2018. We recorded a net cash outflow of HK$101.4 million used in discontinued operations for the year ended December 31, 2018 for the purchase of properties, plant and equipment mainly for the manufacturing plant in Kai Ping, China prior to the disposal, as compared to spending of HK$48.9 million for the year ended December 31, 2017.

Net cash generated from financing activities.  For the year ended December 31, 2018, we recorded a net cash outflow by financing activities of approximately HK$403.7 million, which comprised of a net cash outflow of HK$403.7 million for the dividends paid. Compared to the year ended December 31, 2017, which we recorded a net cash outflow of HK$151.4 million, which was again attributable to payment of dividend totaling HK$151.4 million.

Working capital

We believe that we have adequate working capital for our present requirements and that our cash and cash equivalents will provide sufficient funds to satisfy our working capital requirements for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2019, we had a cash and bank balance of approximately HK$185.5 million, of which approximately HK$172.3 million was denominated in Hong Kong Dollars and approximately HK$13.2 million equivalent was denominated in US Dollars, respectively.

Indebtedness

As of December 31, 2019, our indebtedness was nil.

As of December 31, 2019, our estimates for contractual cash commitments, interest commitment and operating lease obligations were all nil.

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

Foreign exchange risk.  Up until November 2019, our income was mainly denominated in Renminbi whereas our costs and capital expenditures were largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. After completion of the disposal of our former subsidiary that generated rental revenues pursuant to the terms of the Assets Disposal Agreement in November 2019, we recorded no operating income from our continuing operations. With the retrospective adjustments for the deconsolidation of this disposal, which has been classified as discontinued operations, we recorded aggregate net foreign currency exchange loss of approximately HK$1.6 million, gain of approximately HK$10.0 million and loss of approximately HK$11.5 million for the years ended December 31, 2017, 2018 and 2019, respectively, attributable to receipts of tranches of the RMB-denominated Remaining Amount from SYB pursuant to the terms of the Agreement throughout the period. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure, if any. Even if we decide to enter into any such hedging activities in the future, we may not be able to effectively manage our foreign exchange risk exposure.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2019.

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

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	58	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	59	Chief Financial Officer and Director
Chung Wing Lai (1) (2) (3)	72	Director
Joseph Yiu Wah Chow (1) (2) (3)	60	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

Kin Sun Sze-To has been our Chairman of the Board and Chief Executive Officer since the consummation of the merger in December 2010 and more recently has also served as our Chief Operating Officer since consummation of the disposal of our shareholdings in Plastec to SYB in October 2016. From January 2018 through October 2019, he was also a non-independent director of SYB. Mr. Sze-To is responsible for exploring, directing and reviewing our long-term investment opportunities and business development strategies. Mr. Sze-To started his career in the specialized field of spraying and silk screening of plastics products, before diversifying and accumulating over 20 years of experience in other areas of the plastic injection and molding industry. We believe Mr. Sze-To’s past business experience as well as his contacts and relationships make him well qualified to be a member of our board of directors. Mr. Sze-To graduated from the Third Kaiping High School of China in 1978 and completed a 2-year Organizational Design Program for Enterprise Founders conducted by the HSBC Business School of Peking University in 2014.

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

During the year ended December 31, 2019, the aggregate amount of compensation paid to our executive officers was HK$240,000.

The following table sets forth the compensation of our named executive officers for the year ended December 31, 2019:

Name and Principal Position	Year ended December 31,	Salary (HK$)	Total (HK$)
Kin Sun Sze-To	2019	120,000	120,000
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2019	120,000	120,000
Chief Financial Officer

Compensation of Non-Executive Independent Directors

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board.

During the year ended December 31, 2019, the aggregate amount of compensation paid to our non-executive independent directors was HK$240,000.

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

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, statement of comprehensive income and cash flow statement.

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

A. Major Shareholders

The following table sets forth, as of May 6, 2020, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of May 6, 2020.

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

As of May 6, 2020, there were 18 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 556,133 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

Interests of our Executive Officers in connection with Share Transfer Agreement

Under the Share Transfer Agreement, as the cumulative net profits of Plastec for the three years ended December 31, 2018 exceeded the cumulative Performance Commitment for such period, an amount equal to 30% of the surplus was distributed to Plastec’s management team, including our Executive Officers amongst those designated by us, in cash as a bonus (the “Performance Bonus”). See the section titled “Information on the Company – History and Development” in Item 4.A of this Form 20-F.

Tenancy Agreements with Plastec’s subsidiary

As more particularly described in the section titled “Properties” in Item 4.B of our Annual Report on Form 20-F for the year ended December 31, 2018 filed on May 15, 2019, we had, in the ordinary course of our business, leased properties located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village, Bao’an District, Shenzhen City, Guangdong Province of the PRC to one of Plastec’s subsidiaries until November 20, 2019 when we completed the disposal of our former subsidiary holding the right to use the properties concerned pursuant to the terms of the Assets Disposal Agreement.

Each of Messrs. Kin Sun Sze-To and Ho Leung Ning was or remains affiliated with SYB (as the case may be) as indicated above in Item 6 of this Form 20-F.

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

B. Memorandum and Articles of Association

The information included in Exhibit 4.14 attached to this Annual Report on Form 20-F is incorporated herein.

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

Assets Disposal Agreement. The Agreement summarized under the section titled “Development of Our Company – Business Overview” in Item 4.B of this Form 20-F is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws, except to the extent local tax consequences are discussed under the PRC taxation section.

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

PRC Taxation

During fiscal year 2019 through closing of the Assets Disposal Agreement on November 20, 2019, the following is a summary of the material PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares. You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular circumstances.

Income from Leasing Real Properties of Our Former Non-PRC Subsidiaries in Shenzhen, PRC

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

At all material times, our former non-PRC subsidiary concerned, BMCL, engaged a PRC individual to manage its real properties in Shenzhen, PRC and to lease, receive income of leasing and pay tax for and on its behalf.

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC income tax on any gain realized from the sale or transfer of our ordinary shares, if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, Announcement 37 and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of our ordinary shares, is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax, the PRC tax authorities may order the non-resident investor to file and pay the tax payable within a prescribed time limit, or may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor and the information about the Other Payers, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine ranging from 50% to 500% of the unpaid tax payable and a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) may be imposed on the non-resident investor, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

U.S. Taxation

With respect to the U.S. tax matters discussed, this summary only applies to you if you are a beneficial owner of our ordinary shares and, for U.S. federal income tax purposes, all of the following three points apply to you:

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

(c)	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

(d)	a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (ii) it has a valid election in place to be treated as a U.S. person; and

·	You hold our ordinary shares as capital assets.

The following description of tax consequences should be considered only as a summary and does not purport to be a complete analysis of all potential tax effects of acquiring, owning or disposing of our ordinary shares.

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for the securities holdings, and persons holding their ordinary shares as part of a hedging, straddle, conversion transaction or other integrated investment, among others. Those special rules are not discussed in this Form 20-F. This summary does not address all potential tax implications that may be relevant to you as a holder, in light of your particular circumstances. You should consult your tax advisor concerning the overall U.S. federal, state and local and non-U.S. tax consequences of your investment in our ordinary shares.

We have not sought, and will not seek, any ruling from the Internal Revenue Service (or “IRS”) or any opinion of counsel with respect to the tax consequences discussed below.

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

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to market election is made) and such other information as may be required by the U.S. Treasury Department.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual or transition reports on Form 20-F and furnish certain reports and other information with the SEC as required by the Exchange Act in accordance with our status as a foreign private issuer. Such materials can be obtained on the SEC’s site on the internet at http://www.sec.gov.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2019.

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

Since December 16, 2010, we have had a standing audit committee, now consisting of Joseph Yiu Wah Chow and Chung Wing Lai, with Joseph Yiu Wah Chow serving as chairman. Each is an independent director under the NASDAQ listing standards. The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. The definition of “financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, statement of comprehensive income and cash flow statement. In addition, our board of directors has determined that Joseph Yiu Wah Chow satisfies the definition of financial sophistication under the NASDAQ listing standards and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

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

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2019 and 2018 were Centurion ZD CPA & Co..

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CPA & Co. to us for the years ended December 31, 2019 and 2018:

	Fiscal Year Ended December 31,		Fiscal Year Ended December 31,
Service Category	2019		2018
Audit Fees	HK$	285,000	HK$	270,000
Audit-Related Fees	HK$	30,000	HK$	30,500
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	315,000	HK$	300,000

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Our securities are not listed on a national securities exchange.

ITEM 16E.	PURCHASES OF SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In November 2011, our board of directors approved a $5 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. On August 6, 2015, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants (insider or public) expired on November 18, 2014. On August 5, 2016, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2016, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

We made no repurchases of our securities during the period covered by this Form 20-F. The approximate dollar value of securities that may be purchased under our current repurchase program stood at $1,431,918 as of the date of this Form 20-F.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Our securities are not listed on a national securities exchange.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements

For the Years Ended December 31, 2019, 2018 And 2017

CONTENT

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong. 香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室 Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078 Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows, for each year of the three-year period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each year of the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Certified Public Accountants

Hong Kong

Date: April 27, 2020.

We have served as the Company's auditor since 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2018	2019
	HK$	HK$
ASSETS

Current assets
Cash and cash equivalents	272,750	185,530
Deposits, prepayment and other receivables (note 4)	1,685	1,754
Consideration receivable (note 5)	165,506	-
Current assets from discontinued operations (note 3)	1,724	-
Total current assets	441,665	187,284

Property, plant and equipment, net (note 6)	786	423
Intangible assets	438	438
Non-current assets from discontinued operations (note 3)	120,550	-
Total assets	563,439	188,145

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals (note 7)	776	1,341
Tax payable	8,678	9,407
Current liabilities from discontinued operations (note 3)	3,676	-
Total current liabilities	13,130	10,748

Total liabilities	13,130	10,748

Commitments and contingencies (note 10)	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2018 and 2019, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	524,189	151,277
Total shareholders’ equity	550,309	177,397

Total liabilities and shareholders’ equity	563,439	188,145

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$

Revenues	-	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(6,614)	(4,554)	(15,083)
Other income	-	9,954	-
Total operating (expenses)/income, net	(6,614)	5,400	(15,083)

Income/(loss) from operations	(6,614)	5,400	(15,083)

Interest income	2,213	3,082	3,297
Income/(loss) before income tax expense	(4,401)	8,482	(11,786)

Income tax expense from continuing operations (note 8)	(524)	(2,435)	(729)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	(4,925)	6,047	(12,515)

Discontinued operations (note 3):
Net income from discontinued operations (including gain of HK$47,845 (2018: HK$171,809, 2017: HK$141,341) upon the disposal)	144,820	171,927	53,364
Income tax expenses from discontinued operations	-	-	-

Net income from discontinued operations attributable to the Company’s shareholders	144,820	171,927	53,364

Net income attributable to the Company’s shareholders	139,895	177,974	40,849

Other comprehensive income:
Continuing operations	-	-	-
Discontinued operations	(813)	6,674	-
	(813)	6,674	-
Comprehensive income attributable to the Company’s shareholders	139,082	184,648	40,849

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$

Net income/(loss) per share (note 9):

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic income per share attributable from
Continuing operations	HK$(0.38)	HK$0.47	HK$(0.97)
Discontinued operations	HK$11.19	HK$13.29	HK$4.13

Diluted income per share attributable from
Continuing operations	HK$(0.38)	HK$0.47	HK$(0.97)
Discontinued operations	HK$11.19	HK$13.29	HK$4.13

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$

Balance at January 1, 2017	12,938,128	101	26,049	(5,891)	761,365	781,624

Net income for the year	-	-	-	-	139,895	139,895
Dividend paid	-	-	-	-	(151,376)	(151,376)
Cumulative translation adjustment	-	-	-	(813)	-	(813)

Balance at December 31, 2017 and January 1, 2018	12,938,128	101	26,049	(6,704)	749,884	769,330

Net income for the year	-	-	-	-	177,974	177,974
Dividend paid	-	-	-	-	(403,669)	(403,669)
Reclassification adjustment relating to exchange difference upon disposals of interests in subsidiaries	-	-	-	6,674	-	6,674

Balance at December 31, 2018 and January 1, 2019	12,938,128	101	26,049	(30)	524,189	550,309

Net income for the year	-	-	-	-	40,849	40,849
Dividend paid	-	-	-	-	(413,761)	(413,761)

Balance at December 31, 2019	12,938,128	101	26,049	(30)	151,277	177,397

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$

Operating activities
Net income	139,895	177,974	40,849
Less: Net income from discontinued operations	(144,820)	(171,927)	(53,364)
Net income/(loss) from continuing operations	(4,925)	6,047	(12,515)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortisation	363	363	363
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(402)	(310)	(70)
Other payables and accruals	(475)	(221)	565
Tax payables	524	2,435	729
Net cash provided by/(used in) continuing operations	(4,915)	8,314	(10,928)
Net cash provided by/(used in) discontinued operations	(16,774)	17,168	11,987
Net cash provided by/(used in) operating activities	(21,689)	25,482	1,059

Investing activities
Net cash inflow from disposals of subsidiaries (net of cash disposed of HK$93 for the year 2019, HK$49,666 for the year 2018 and HK$ nil for the year 2017)	131,686	350,655	325,413
Net cash provided by continuing operations	131,686	350,655	325,413
Net cash used in discontinued operations	(48,943)	(101,410)	-
Net cash provided by investing activities	82,743	249,245	325,413

Financing activity
Dividends paid	(151,376)	(403,669)	(413,761)
Net cash used in continuing operations	(151,376)	(403,669)	(413,761)
Net cash used in discontinued operations	-	-	-
Net cash used in financing activity	(151,376)	(403,669)	(413,761)

Net decrease in cash and cash equivalents	(90,322)	(128,942)	(87,289)

Effect of exchange rate changes	(813)	6,674	-
Cash and cash equivalents, beginning of year	486,222	395,087	272,819
Cash and cash equivalents, end of year	395,087	272,819	185,530
Less: cash and cash equivalents from discontinued operations	(94,516)	(69)	-
Cash and cash equivalents, end of year from continuing operations	300,571	272,750	185,530

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	2,213	3,082	3,297
Income taxes paid	-	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	141,341	165,506	-

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

On November 14, 2015, the Company entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of the Company’s shareholding interests in its then wholly-owned subsidiary, Plastec International Holdings Limited (“PIHL”) alongside the latter’s subsidiaries (collectively, “PIHL Group”), for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500 equivalent, adopting the exchange rate when the transaction was first reported), in cash (the “Transfer Price”) subject to terms and conditions thereof.

The disposal of PIHL was completed on October 11, 2016. As a result, the Company no longer owns PIHL. Thereafter, the Group’s only operations have generally been to complete construction of a manufacturing plant at Kai Ping, China which was disposed of and transferred to PIHL upon its establishment on April 20, 2018 as described below, collect rental income from certain property the Group used to own and which was being leased to one of PIHL’s subsidiaries until November 2019 when the former subsidiary of the Company that held the property was disposed of to an unaffiliated third party as described below and explore other investment opportunities.

In accordance with the terms and spirit of the Agreement, the Company caused Viewmount Developments Limited (a wholly owned subsidiary of the Company, “Viewmount”), to enter into a Share Transfer Agreement with PIHL (a wholly owned subsidiary of SYB since October 11, 2016) on March 30, 2018 (the “Manufacturing Plant Transfer Agreement”), pursuant to the terms and conditions of which Viewmount was to transfer the ownership interests in certain of its former subsidiaries holding the newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries to PIHL for a total consideration of approximately HK$70, representing the actual registered capital injected by Viewmount into the relevant subsidiaries. On April 20, 2018, the parties consummated the transactions contemplated by the Manufacturing Plant Transfer Agreement. The parties also settled all accounts payable owed by the relevant subsidiaries to Viewmount totaling HK$258,910.

On November 15, 2019, Viewmount entered into an agreement (the “Assets Disposal Agreement”) with an unaffiliated third party (the “Purchaser”), pursuant to which Viewmount was to transfer the ownership interests in its then wholly-owned subsidiary holding the right to use certain parcels of land in Shenzhen together with premises built thereon to the Purchaser for HK$47,965 in cash, net of all relevant expenses, charges and taxes. On November 20, 2019, the parties consummated the transactions contemplated by the Assets Disposal Agreement; on which date Viewmount also received from the Purchaser HK$112,035 representing all amounts due from the former subsidiary disposed of.

The aforesaid disposals represented a strategic shift and had a major effect on the Group’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2018 (note 3), the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December 31, 2017 and 2018 have likewise been adjusted retrospectively to reflect this strategic shift.

As of December 31, 2019, details of the Company’s subsidiaries are as follows:

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.	Organization and Business Background - Continued

Under the reverse acquisition accounting, the historical consolidated financial statements of the Company for the periods prior to December 16, 2010 were those of PIHL and its subsidiaries. Since PIHL was deemed as accounting acquirer, PIHL’s fiscal year replaced the Company’s fiscal year. The fiscal year end changed from October 31 to April 30. The financial statements of the Company reflected the aforementioned Merger Transaction in the consolidated statements of shareholders’ equity through a line of “Recapitalization in connection with the reverse merger” to present the net assets of the Company as of December 16, 2010. The net assets of the Company as of December 16, 2010 were as follows:

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

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units, with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. In August 2015, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants, insider or public, expired on November 18, 2014. In August 2016, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2019, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain/(loss) were HK$(1,571), HK$9,954 and HK$(11,476) for the years ended December 31, 2017, 2018 and 2019, respectively.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined and are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

In the consolidated financial statements, all individual financial statements originally presented in a currency different from the Company’s reporting currency have been converted into Hong Kong dollars. Assets and liabilities have been translated into Hong Kong dollars at the closing rates at the reporting date. Income and expenses have been converted into the Hong Kong dollars at the exchange rates prevailing at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly. Any differences arising from this procedure have been recognized in other comprehensive income and accumulated separately in the shareholders’ equity.

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

Allowance for doubtful account

The Group regularly monitors and assesses the risk of not collecting amounts owed to the Group by debtors, if applicable. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its debtors’ financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the debtors. Other receivables are written off if reasonable collection efforts are not successful.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.	Summary of Significant Accounting Policies - Continued

Property, plant and equipment

Property, plant and equipment are stated at acquisition cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

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

Revenues recognition

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

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest or penalties, accounting in interim periods, disclosure and transition. Interest and penalties from tax assessments, if any, are included in income taxes in the consolidated statement of income.

Earnings per share

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

Contingencies

From time to time, the Group is subject to claims arising in the conduct of its business, including claims relating to employees and public authorities, if applicable. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Group will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Group will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel.

Recent accounting pronouncements adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, “Leases” ("ASC 842"), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The Group has adopted a policy whereby leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under the prior guidance (ASC 840). The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 guidance for sales-type leases, direct financing leases and operating leases. The new standard supersedes the previous leases standard, ASC 840, "Leases". The Group does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

New accounting pronouncements not yet effective:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more timely recognition of losses. The new accounting standard will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year. The Group does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.	Discontinued Operations

On April 20, 2018, the Company, via Viewmount, completed disposals of its certain former subsidiaries holding ownership interests in the newly established manufacturing plant in Kai Ping, China to PIHL for a total consideration of approximately HK$70, representing the actual registered capital injected by Viewmount into the relevant former subsidiaries alongside settlement of all accounts payable owed by the relevant former subsidiaries to Viewmount at the closing (totaling HK$258,910).

On November 20, 2019, the Company, via Viewmount, completed disposal of its former subsidiary holding the right to use certain parcels of land in Shenzhen together with premises built thereon to an unaffiliated third party for HK$47,965 in cash (net of all relevant expenses, charges and taxes) alongside settlement of all accounts payable owed by the relevant former subsidiary to Viewmount at the closing (totaling HK$112,035).

The disposals represented a strategic shift and had a major effect on the Group’s results of operations. The disposed entities are accounted as discontinued operations in the consolidated financial statements for the year ended December 31, 2018. Gains of HK$141,341, HK$171,809 and HK$47,845 for the years ended December 31, 2017, 2018 and 2019, respectively, were recognized on the disposals including in net income from discontinuing operations.

The financial results of the disposed business lines are set out below. Based on the Group’s management accounts, the assets, liabilities as of December 31, 2018, the revenues and expenses for the years ended December 31, 2017 and 2018 have been reclassified as discontinued operations to retrospectively reflect the strategic shift.

Carrying amounts of assets disposed

December 31,
2018
HK$
Cash and cash equivalents	69
Prepaid lease payments	1,527
Prepayment	128
Current assets of discontinued operations	1,724

Property, plant and equipment, net	106,966
Prepaid lease payments	13,584
Non-current assets of discontinued operations	120,550
Total assets of discontinued operations	122,274

Carrying amounts of liabilities disposed

December 31,
2018
HK$
Other payables and accruals	3,676
Current liabilities of disposal liabilities	3,676
Total liabilities of disposal liabilities	3,676

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.	Discontinued Operations (Continued)

Consolidated statements of operations and comprehensive income

	For the year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Revenues	-	-	-
Cost of sales	-	-	-

Gross profit	-	-	-
Other revenues	16,413	16,754	14,398
Selling, general and administrative expenses	(12,979)	(16,660)	(8,879)
Gain on disposal of subsidiaries	141,341	171,809	47,845
Interest income	45	24	-

Profit before income tax	144,820	171,927	53,364
Income tax expense	-	-	-

Profit for the year	144,820	171,927	53,364

Other comprehensive income
Exchange gain/(loss) on translation of financial statements of foreign operations	(813)	6,674	-
Income from discontinued operations attributable to shareholders of the Company	144,007	178,601	53,364

4.	Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2018	2019
	HK$	HK$
Prepaid insurance	744	470
Rental deposits / prepaid rent	9	-
Other receivables	932	1,284
	1,685	1,754

5.	Consideration Receivable

Consideration receivable of HK$165,506 in 2018 represents the fourth and final installment of the total consideration for the sale of 100% equity interest in PIHL to SYB and SYIM. The transaction is disclosed in Note 1. The Company received the fourth and final installment of RMB137.37 million (HK$165,506) in May 2019.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

6.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2018	2019
	HK$	HK$
Property, plant and equipment:
Motor vehicles	1,814	1,814

Accumulated depreciation	(1,028)	(1,391)
Property, plant and equipment, net	786	423

Depreciation of property, plant and equipment from operating activities were HK$363, HK$363 and HK$363 during the years ended December 31, 2017, 2018 and 2019, respectively.

7.	Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2018	2019
	HK$	HK$
Accrued salaries, wages and bonus	40	40
Accrued audit and professional fees	736	1,301
	776	1,341

8.	Income Taxes

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

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the rate of taxation of 16.5%, 16.5% and 16.5% for the years ended December 31, 2017, 2018 and 2019, respectively, to the estimated income earned in or derived from Hong Kong if applicable.

The Company recognizes interest expense and penalties related to income tax matters in interest and penalties expense within income tax expense. The sum of accrued interest or penalties accrued on the consolidated balance sheets accumulated to HK$3,916 on the consolidated balance sheets as at December 31, 2019. The Company had no significant unrecognized tax benefits at December 2018 and December 2019.

As of December 31, 2018 and 2019, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Current tax
- Hong Kong	144	-	138
- Other countries	380	2,435	591
	524	2,435	729

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

8.	Income Taxes (Continued)

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rate	(208)	40	(2,867)
Current tax in other jurisdictions	380	2,039	591
Effect of income not chargeable for tax purpose	(2,732)	(12)	-
Effect of expenses not deductible for tax purpose	1,289	-	-
Tax effect of unused tax losses not recognized	1,795	368	3,005
	524	2,435	729

9.	Net Income/(loss) Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Basic and diluted income per share
Numerator:
Net income/(loss) for the year attributable to the Company’s ordinary shareholders	139,895	177,974	40,849
- Continuing operations	(4,925)	6,047	(12,515)
- Discontinued operations	144,820	171,927	53,364

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating income per share
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Net income of Basic and diluted income per share	HK$10.81	HK$13.76	HK$3.16
- Continuing operations	HK$(0.38)	HK$ 0.47	HK$(0.97)
- Discontinued operations	HK$11.19	HK$13.29	HK$4.13

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.	Commitments and Contingencies

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

Capital commitment

As of December 31, 2018 and 2019, no capital commitment was expected.

Legal Proceeding

As of December 31, 2019, the Group is not aware of any material outstanding claim and litigation against them.

11.	Statutory Reserve Appropriation for former PRC Subsidiaries

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

12.	Operating Segment and Geographical Information

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

(i)       The location of the Group’s identifiable assets other than acquired intangible asset and liabilities by business operations from continuing operations are as follows:

	December 31,	December 31,
	2018	2019
	HK$	HK$
Identifiable assets
Hong Kong	437,081	184,061
United States	3,646	3,646

	440,727	187,707

Identifiable liabilities
Hong Kong	9,454	10,748

	9,454	10,748

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

12.	Operating Segment and Geographical Information (Continued)

(ii) Reconciliations of reportable segment assets and liabilities from continuing operations:

	Year ended December 31	Year ended December 31
	2018	2019
	HK$	HK$

Assets
Current assets	439,941	187,284
Non-current financial assets	786	423
Consolidated total assets before intangible asset	440,727	187,707
Intangible asset	438	438

Consolidated total assets	441,165	188,145

Liabilities
Liabilities excluding tax liabilities	776	1,341
Tax liabilities	8,678	9,407

Consolidated total liabilities	9,454	10,748

13.	Cash dividend

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

On June 7, 2019, the Company approved and declared a special cash dividend of US$2.50 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on June 21, 2019, resulting in payments totaling US$32,345,320 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On November 21 2019, the Company approved and declared a special cash dividend of US$1.60 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on December 5, 2019, resulting in payments totaling US$20,701,005 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

14.	Subsequent Events

The Company has evaluated all other subsequent events through April 27 2020, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above described events, that required recognition or disclosures in the financial statements.

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

Balance Sheets

	December 31,	December 31,
	2018	2019
	HK$	HK$
Assets
Current assets
Cash and cash equivalents	248,050	152,340
Amounts due from subsidiaries	141,396	-
Consideration receivable	165,506	-
Prepaid expenses	741	468
Total current assets	555,693	152,808
Investment in subsidiaries	-	-
Total assets	555,693	152,808

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	715	1,257
Amount due to subsidiary	-	18,650
Tax payable	7,284	7,874
Total current liabilities	7,999	27,781
NET CURRENT ASSETS	547,694	125,027
TOTAL ASSETS AND LIABILITIES	547,694	125,027

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	101	101
Retained earnings	547,593	124,926
Total shareholders’ equity	547,694	125,027

Statements of operations and comprehensive income

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Revenues	-	-	-
Other income	5,689	16,573	6,192
Gain on disposal of a subsidiary	141,341	165,506	-
Administrative expenses	(5,937)	(3,564)	(14,507)
Income/(loss) before income tax expense	141,093	178,515	(8,315)
Income tax expense	-	(4,155)	(591)
Total comprehensive income/(loss)	141,093	174,360	(8,906)

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

15.	Condensed financial information of Plastec Technologies, Ltd. – Continued

Statements of cash flows

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Cash flows from operating activities
Net income/(loss)	141,093	174,360	(8,906)
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of a subsidiary	(141,341)	(165,506)	-
Change in operating assets and liabilities
Prepaid expenses	(882)	312	273
Accounts payable and accrued liabilities	(534)	(237)	541
Income tax payable		4,155	591
Net cash provided by/(used in) operating activities	(1,664)	13,084	(7,501)

Cash flows from investing activities
Sale proceeds of disposal of a subsidiary, net	131,686	141,341	165,506
Net cash provided by investing activities	131,686	141,341	165,506

Cash flows from financing activities
Decrease/(increase) in amount due from subsidiaries	(99,060)	223,200	160,046
Dividend paid	(151,376)	(403,669)	(413,761)
Net cash used in financing activities	(250,436)	(180,469)	(253,715)
Net decrease in cash and cash equivalents	(120,414)	(26,044)	(95,710)
Cash and cash equivalents, beginning of year	394,508	274,094	248,050
Cash and cash equivalents, end of year	274,094	248,050	152,340

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	2,089	3,019	3,042

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	141,341	165,506	-

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 13, 2020

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
4.1	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.2	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.3	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference).
4.4	Amendment No. 1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

Exhibit No.	Description
4.5	Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.32 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.6	Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated March 28, 2013 (included as Exhibit 4.33 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.7	First Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.34 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.8	First Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated April 1, 2013 (included as Exhibit 4.35 to the Company’s Transition Report on Form 20-F filed on April 30, 2013 and incorporated herein by reference).
4.9	Second Amendment to Employment Contract between Kin Sun Sze-To and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.10	Second Amendment to Employment Contract between Ho Leung Ning and Broadway Precision Co. Limited, dated December 05, 2013 (included as Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed on April 25, 2014 and incorporated herein by reference)
4.11	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.12	Share Transfer Agreement (included as Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 30, 2018 and incorporated herein by reference)
4.13	Agreement, dated November 15, 2019 (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer filed on November 15, 2019 and incorporated herein by reference)
4.14	Description of Securities of the Registrant
8.1	List of Subsidiaries as of May 13, 2020.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document