Form 20-F
period 2020-12-31
Plastec Technologies, Ltd.
filed 2021-05-14
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐  No  ☒

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

INTRODUCTION

Definitions

Unless the context indicates otherwise:

•	“we,” “us,” “our” and “our company” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;

•	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands company, formerly our direct wholly owned subsidiary until October 11, 2016;

•	“BVI” refers to the British Virgin Islands;

•	“China” or the “PRC” refer to the People’s Republic of China;

•	“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$/RMB may be converted to U.S.$ or $ using the exchange rates of 7.8 HK$ and 6.5 RMB, respectively, for every 1 U.S.$ or $;

•	“Renminbi” or “RMB” refer to the lawful currency of China; and

•	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2020, which are included in Item 18 to this Form 20-F.

Completion of Sale of Assets

As disclosed in our various previous filings, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$192,307,692), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$134,615,385) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$57,692,308) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018. See below for further information.

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

Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016, 2017 and 2018

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$17,423,077) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$19,135,385) of the Remaining Amount on May 25, 2018 and in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$21,133,846) of the Remaining Amount on May 30, 2019 and in accordance with the terms of the Agreement.

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

Impact of Sale of Assets on Our Financial Statements

The aforesaid disposals represented a strategic shift and had a major effect on our results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified as discontinued operations in the consolidated financial statements for the years ended December 2020, 2019 and 2018. The consolidated balance sheets as of December 31, 2019, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December 31, 2019 and 2018 have been adjusted retrospectively to reflect this strategic shift.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A. Selected Financial Data

The selected financial data previously required by this Item 3.A has been omitted in reliance on SEC Release No. 33-10890, Management's Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information.

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

Our search for other unidentified investment opportunities may be materially adversely affected by the coronavirus (COVID-19) pandemic or other adverse geopolitical events .

The COVID-19 pandemic has adversely affected, and other events (such as geopolitical tensions, terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) could adversely affect, the economies and financial markets worldwide, and the business of any potential company with which we look to do potential business in the future. Furthermore, concerns relating to COVID-19 could continue to restrict travel and limit the ability to have meetings with potential companies. The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other events (such as geopolitical tensions, terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) continue for an extensive period of time, our operations may be materially adversely affected.

In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by COVID-19 and other events (such as geopolitical tensions, terrorist attacks, natural disasters or a significant outbreak of other infectious diseases), including as a result of increased market volatility, a decline in real activity, decreased market liquidity in third-party financing being unavailable on terms acceptable to us or at all.

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

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (as the same may be supplemented or amended from time to time), or the “Companies Act,” and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

Principal Legal Advisers

Our principal legal adviser in the United States is Graubard Miller, located at 405 Lexington Avenue, New York, New York 10174. Our principal legal adviser in the Cayman Islands is Maples and Calder (Cayman) LLP, located at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our principal legal adviser in the People’s Republic of China is Jingtian & Gongcheng, located at 34/F, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing 100025 People’s Republic of China.

History and Development

We are a Cayman Islands company incorporated under the Companies Act. We were formed on March 27, 2008 as an exempted company with limited liability. We were originally incorporated under the name “GSME Acquisition Partners I” for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

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

We announced the establishment of a repurchase program in December 2011, under which and as the program was subsequently extended and expanded, we were allowed to repurchase up to $5.0 million of our ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2011 Repurchase Program.” At the completion of the 2011 Repurchase Program on September 25, 2013, we had repurchased 832,765 ordinary shares and 85,000 public warrants thereunder.

On September 25, 2013, we also announced a new repurchase program, under which and as the program was subsequently extended and expanded, we are allowed to repurchase up to $5.0 million of our units, ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2013 Repurchase Program.” The 2013 Repurchase Program (as extended) is currently valid through September 25, 2021 and so far we have repurchased 586,010 ordinary shares and 547,600 public warrants thereunder.

On November 18, 2014, all issued and outstanding public warrants, insider warrants and unit purchase options expired and were cancelled accordingly.

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$192,307,692), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$134,615,385) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$57,692,308) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”) as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB 113,250,000 (US$17,423,077)
2017	HK$177,088,000	RMB 124,380,000 (US$19,135,385)
2018	HK$195,408,000	RMB 137,370,000 (US$21,133,846)

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

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$17,423,077) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$19,135,385) of the Remaining Amount on May 25, 2018 and in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$21,133,846) of the Remaining Amount on May 30, 2019 and in accordance with the terms of the Agreement.

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

Following consummation of the divestment transactions on October 11, 2016 and pursuant to the terms of the Agreement more particularly described in Item 4.A of this Form 20-F, we no longer own Plastec with the result that our only operations have generally been to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 pursuant to the terms of the Manufacturing Plant Transfer Agreement, (ii) collect rental income from certain property we used to own and which was being leased to one of Plastec’s subsidiaries until November 2019 when the former subsidiary of ours that held the property was disposed of pursuant to the terms of the Assets Disposal Agreement, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described in the Agreement; and (iv) to explore other investment opportunities.

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

Critical Accounting Policies and Estimates

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

Impairment of long-lived assets

We periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

Revenues

We generated revenues from our continuing operations in fiscal years ended December 31, 2018, 2019 and 2020 as follows, which were presented as other income in our audited financial statements:

	Fiscal Years Ended December 31,
	2018		2019		2020
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Other income	9,954	100.0%	0	0.0%	7	100.0%
	9,954	100.0%	0	0.0%	7	100.0%

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

On November 20, 2019, we completed the disposal of our former subsidiary holding the right to use the aforesaid parcels of land pursuant to the terms of the Assets Disposal Agreement. After the retrospective adjustments for the deconsolidation of this disposal, which has been classified as discontinued operations, we recorded no operating income for our continuing operations for the years ended December 31, 2018, 2019 and 2020 save for exchange gain of approximately HK$10.0 million for fiscal year ended December 31, 2018, and reversals of over-provided accrued expenses of approximately HK$7,000 for fiscal year ended December 31, 2020 as well as a one-time gain of approximately HK$29,000 for the fiscal year ended December 31, 2020 arising from disposal of our ownership interests in our then wholly-owned dormant subsidiary with a negative net worth of approximately HK$1,600 to an unaffiliated third-party purchaser for HK$27,000 on June 29, 2020.

Operating Costs

Our operating expenses arising from our continuing operations in fiscal years ended December 31, 2018, 2019 and 2020 consisted of the following:

	Fiscal Years Ended December 31,
	2018		2019		2020
	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Exchange loss	-	0.0%	11,476	76.1%	-	0.0%
Selling, general and administrative expenses	4,554	100.0%	3,607	23.9%	3,882	100.0%
	4,554	100.0%	15,083	100.0%	3,882	100.0%

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

Hong Kong. Our remaining Hong Kong subsidiary is subject to income tax on its profits in Hong Kong at the prevailing corporate tax rates of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million. For the years ended December 31, 2018, 2019 and 2020, however, none of our Hong Kong subsidiaries (then and now) recorded any Hong Kong profits tax on the basis that they did not have any assessable profits arising in or derived from Hong Kong.

Review of Results of Continuing Operations

The following table sets forth a summary of our consolidated results of continuing operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this Form 20-F.

	Fiscal Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
		(HK$'000)
Revenues	-	-	-

Operating income/(expenses), net
Gain on disposal of a subsidiary	-	-	29
Selling, general and administrative expenses	(4,554)	(15,083)	(3,882)
Other income	9,954	-	7
Total operating income/(expenses), net	5,400	(15,083)	(3,846)

Income/(loss) from operations	5,400	(15,083)	(3,846)

Interest income	3,082	3,297	1,118
Income/(loss) before income tax expense	8,482	(11,786)	(2,728)

Income tax expense from continuing operations	(2,435)	(729)	(779)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	6,047	(12,515)	(3,507)

For the year ended December 31, 2020 compared to year ended December 31, 2019

 Other income. Other than recording a one-time nominal other income arising from reversals of over-provided accrued expenses of approximately HK$7,000 for the fiscal year ended December 31, 2020, we recorded no operating income for our continuing operations for the fiscal years ended December 31, 2019 and 2020.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2020 increased by approximately HK$0.3 million or 7.6% to approximately HK$3.9 million from approximately HK$3.6 million in the year ended December 31, 2019 mainly attributable to slightly increased legal and professional fees for the year ended December 31, 2020.

Income/(loss) from operations. Our loss from operations for the year ended December 31, 2020 was approximately HK$3.8 million, compared to a loss of approximately HK$15.1 million for the year ended December 31, 2019. This was mainly resulted from an exchange loss of approximately HK$11.5 million for the year ended December 31, 2019.

Income tax expenses. Our income tax expenses for the year ended December 31, 2020 increased by approximately HK$0.05 million to HK$0.78 million from HK$0.73 million in the year ended December 31, 2019.

Net income/(loss). Our net loss for the year ended December 31, 2020 was approximately HK$3.5 million, compared to net loss of approximately HK$12.5 million for the year ended December 31, 2019.

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

Summary of Cash Flows

	Year Ended December 31,
	2018	2019	2020
	(HK$’000)
Net Cash From Operating Activities	25,482	1,059	(2,862)
Net Cash From Investing Activities	249,245	325,413	29
Net Cash From Financing Activities	(403,669)	(413,761)	-
	(128,942)	(87,289)	(2,833)

For the year ended December 31, 2020 compared to year ended December 31, 2019

Net Cash From Operating Activities. For the year ended December 31, 2020, we recorded a net cash outflow from operating activities of approximately HK$2.9 million. Compared to the year ended December 31, 2019, which we generated an overall net cash inflow from operating activities of approximately HK$1.1 million. These were mainly attributable to net cash outflow used in continuing operations for HK$2.9 million in fiscal 2020, as compared to net cash outflow used in continuing operations for HK$10.9 million in fiscal 2019 (mainly in terms of exchange loss).

Net Cash From Investing Activities. For the year ended December 31, 2020, we generated a net cash inflow from investing activities of HK$0.029 million for the proceeds received from the disposal of a wholly-owned dormant subsidiary. For the year ended December 31, 2019, we recorded a net cash inflow from investing activities of HK$325.4 million.

Net cash generated from financing activities. For the year ended December 31, 2020, there was no net cash inflow or outflow from financing activities. For the year ended December 31, 2019, we recorded a net cash outflow by financing activities of approximately HK$413.8 million.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our cash and cash equivalents will provide sufficient funds to satisfy our working capital requirements for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2020, we had a cash and bank balance of approximately HK$182.7 million, of which approximately HK$169.9 million was denominated in Hong Kong Dollars and approximately HK$12.8 million equivalent was denominated in US Dollars, respectively.

Indebtedness

As of December 31, 2020, our indebtedness was nil.

As of December 31, 2020, our estimates for contractual cash commitments, interest commitment and operating lease obligations were all nil.

Quantitative and Qualitative Disclosures About Market Risks

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

Foreign exchange risk.  Up until November 2019, our income was mainly denominated in Renminbi whereas our costs and capital expenditures were largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. After completion of the disposal of our former subsidiary that generated rental revenues pursuant to the terms of the Assets Disposal Agreement in November 2019, we recorded no operating income from our continuing operations. With the retrospective adjustments for the deconsolidation of this disposal, which has been classified as discontinued operations, we recorded aggregate net foreign currency exchange gain/(loss) of approximately HK$10.0 million, HK$(11.5) million and HK$Nil for the years ended December 31, 2018, 2019 and 2020, respectively, mainly attributable to receipts of tranches of the RMB-denominated Remaining Amount from SYB pursuant to the terms of the Agreement during fiscal years 2018 and 2019. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure, if any. However, if we decided to enter into any such hedging activities in the future, there is no assurance that we would be able to effectively manage our foreign exchange risk exposure.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2020.

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

E. Off-Balance Sheet Arrangements

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

F. Contractual Obligations and Commitments

The disclosure set forth in Item 5.A of this Form 20-F is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	59	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	60	Chief Financial Officer and Director
Chung Wing Lai (1) (2) (3)	73	Director
Joseph Yiu Wah Chow (1) (2) (3)	61	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

Chung Wing Lai has been a Director of ours since the consummation of the merger in December 2010. Since July 2002, Mr. Lai has been involved in business consultancy and advisory work in the Asia Pacific region. From February 1993 to December 1994, he served as the managing director of Seaunion Holdings Ltd. (now known as Elate Holdings Ltd.), a company listed on The Stock Exchange of Hong Kong Ltd. From 1999 to February 2009, he was an independent non-executive director of Kingboard Copper Foil Holdings Ltd, a public listed company on The Stock Exchange of Singapore. From June 2004 to October 2010, he was also an independent non-executive director of Kee Shing (Holdings) Ltd. (now known as Gemini Investments (Holdings) Ltd.) a company listed on The Stock Exchange of Hong Kong Ltd. From February 2009 through May 2016, he was an independent non-executive director of Kingboard Chemical Holdings Ltd, a public listed company on The Stock Exchange of Hong Kong Ltd. We believe Mr. Lai’s past business experience, including serving as an independent director of a number of publicly listed companies, makes him well qualified to be a member of our board of directors. Mr. Lai received a Bachelor-of-Laws (Honours) degree from the University of London in 1983.

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

During the year ended December 31, 2020, the aggregate amount of compensation paid to our executive officers was HK$240,000.

The following table sets forth the compensation of our named executive officers for the year ended December 31, 2020:

Name and Principal Position	Year ended December 31,	Salary (HK$)	Total (HK$)
Kin Sun Sze-To	2020	120,000	120,000
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2020	120,000	120,000
Chief Financial Officer

Compensation of Non-Executive Independent Directors

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board.

During the year ended December 31, 2020, the aggregate amount of compensation paid to our non-executive independent directors was HK$240,000.

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

A. Major Shareholders

The following table sets forth, as of May 11, 2021, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of May 11, 2021.

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

As of May 11, 2021, there were 18 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 556,133 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

There were no related party transactions involving us or any of our subsidiaries with any of our officers and directors or their respective affiliates for the fiscal year ended December 31, 2020. We require that all ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms that we believe to be no less favorable to us than are available from unaffiliated third parties. Such transactions require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who have access, at our expense, to our attorneys or independent legal counsel.

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

C. Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we are or any subsidiary of ours is a party for the immediately preceding two years.

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

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands, dated January 11, 2011, that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the ordinary shares, or on the debentures or other obligations, of the company or (ii) by way of the withholding in whole or in part on a payment of a dividend or other distribution of income or capital by the company to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

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

At all material times, a former non-PRC subsidiary of ours engaged a PRC individual to manage its real properties in Shenzhen, PRC and to lease, receive income of leasing and pay tax for and on its behalf.

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC income tax on any gain realized from the sale or transfer of our ordinary shares, if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, Announcement 37 and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of our ordinary shares, may be subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax, the PRC tax authorities may order the non-resident investor to file and pay the tax payable within a prescribed time limit, or may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor and the information about the Other Payers, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine ranging from 50% to 500% of the unpaid tax payable and a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) may be imposed on the non-resident investor, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and cannot provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2020.

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

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2020 and 2019 were Centurion ZD CPA & Co..

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CPA & Co. to us for the years ended December 31, 2020 and 2019:

	Fiscal Year Ended December 31,		Fiscal Year Ended December 31,
Service Category	2020		2019
Audit Fees	HK$	285,000	HK$	285,000
Audit-Related Fees	HK$	30,000	HK$	30,000
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	315,000	HK$	315,000

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

In November 2011, our board of directors approved a $5.0 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5.0 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. On August 6, 2015, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants (insider or public) expired on November 18, 2014. On August 5, 2016, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2019, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. On August 20, 2020, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2021. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements

For the Years Ended December 31, 2020, 2019 And 2018

CONTENT

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. and its subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that were material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Centurion ZD CPA & Co.

Certified Public Accountants

Hong Kong, China

April 29, 2021.

We have served as the Company's auditor since 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2019	2020
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	185,530	182,697
Deposits, prepayment and other receivables (note 4)	1,754	2,450
Total current assets	187,284	185,147

Property, plant and equipment, net (note 5)	423	60
Intangible assets	438	438
Total assets	188,145	185,645
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accruals (note 6)	1,341	1,569
Tax payable	9,407	10,186
Total current liabilities	10,748	11,755

Total liabilities	10,748	11,755

Commitments and contingencies (note 9)	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2019 and 2020, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	151,277	147,770
Total shareholders’ equity	177,397	173,890

Total liabilities and shareholders’ equity	188,145	185,645

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Revenues	-	-	-

Operating income/(expenses), net
Gain on disposal of a subsidiary	-	-	29
Selling, general and administrative expenses	(4,554)	(15,083)	(3,882)
Other income	9,954	-	7
Total operating income/ (expenses), net	5,400	(15,083)	(3,846)

Income/(loss) from operations	5,400	(15,083)	(3,846)

Interest income	3,082	3,297	1,118
Income/(loss) before income tax expense	8,482	(11,786)	(2,728)

Income tax expense from continuing operations (note 7)	(2,435)	(729)	(779)
Net income/(loss) from continuing operations attributable to the Company’s shareholders	6,047	(12,515)	(3,507)

Discontinued operations (note 3):
Net income from discontinued operations (including gain of 2020: HK$Nil, 2019: HK$47,845, 2018: HK$171,809) upon disposals)	171,927	53,364	-
Income tax expenses from discontinued operations	-	-	-

Net income from discontinued operations attributable to the Company’s shareholders	171,927	53,364	-

Net income/(loss) attributable to the Company’s shareholders	177,974	40,849	(3,507)

Other comprehensive income:
Continuing operations	-	-	-
Discontinued operations	6,674	-	-
	6,674	-	-
Comprehensive income/(loss) attributable to the Company’s shareholders	184,648	40,849	(3,507)

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Net income/(loss) per share (note 8):

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic net income/(loss) per share attributable from
Continuing operations	HK$0.47	HK$(0.97)	HK$(0.27)
Discontinued operations	HK$13.29	HK$4.13	-

Diluted net income/(loss) per share attributable from
Continuing operations	HK$0.47	HK$(0.97)	HK$(0.27)
Discontinued operations	HK$13.29	HK$4.13	-

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at January 1, 2018	12,938,128	101	26,049	(6,704)	749,884	769,330

Net income for the year	-	-	-	-	177,974	177,974
Dividend paid	-	-	-	-	(403,669)	(403,669)
Reclassification adjustment relating to exchange difference upon disposals of interests in subsidiaries	-	-	-	6,674	-	6,674

Balance at December 31, 2018 and January 1, 2019	12,938,128	101	26,049	(30)	524,189	550,309

Net income for the year	-	-	-	-	40,849	40,849
Dividend paid	-	-	-	-	(413,761)	(413,761)

Balance at December 31, 2019 and January 1, 2020	12,938,128	101	26,049	(30)	151,277	177,397

Net loss for the year	-	-	-	-	(3,507)	(3,507)

Balance at December 31, 2020	12,938,128	101	26,049	(30)	147,770	173,890

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Operating activities
Net income / (loss)	177,974	40,849	(3,507)
Less: Net income from discontinued operations	(171,927)	(53,364)	-
Net income/(loss) from continuing operations	6,047	(12,515)	(3,507)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortisation	363	363	363
Gain on disposal of a subsidiary	-	-	(29)
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(310)	(70)	(696)
Other payables and accruals	(221)	565	228
Tax payables	2,435	729	779
Net cash provided by/(used in) continuing operations	8,314	(10,928)	(2,862)
Net cash provided by discontinued operations	17,168	11,987	-
Net cash provided by/(used in) operating activities	25,482	1,059	(2,862)

Investing activities
Net cash inflow from disposals of subsidiaries (net of cash disposed of HK$27 for the year 2020, HK$93 for the year 2019 and HK$49,666 for the year 2018)	350,655	325,413	29
Net cash provided by continuing operations	350,655	325,413	29
Net cash used in discontinued operations	(101,410)	-	-
Net cash provided by investing activities	249,245	325,413	29

Financing activity
Dividends paid	(403,669)	(413,761)	-
Net cash used in continuing operations	(403,669)	(413,761)	-
Net cash used in financing activity	(403,669)	(413,761)	-

Net decrease in cash and cash equivalents	(128,942)	(87,289)	(2,833)

Effect of exchange rate changes	6,674	-	-
Cash and cash equivalents, beginning of year	395,087	272,819	185,530
Cash and cash equivalents, end of year	272,819	185,530	182,697
Less: cash and cash equivalents from discontinued operations	(69)	-	-
Cash and cash equivalents, end of year from continuing operations	272,750	185,530	182,697

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	3,082	3,297	1,118
Income taxes paid	-	-	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	165,506	-	-

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

The aforesaid disposals represented a strategic shift and had a major effect on the Group’s results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented. The consolidated balance sheets as of December 31, 2018 (note 3), the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the years ended December 31, 2018 have likewise been adjusted retrospectively to reflect this strategic shift.

On June 29, 2020, the Company disposed of its wholly-owned dormant subsidiary, Allied Sun Corporation Limited, with a negative net worth of approximated HK$1.6 to an unaffiliated third party purchaser for HK$27.

As of December 31, 2020, details of the Company’s subsidiaries are as follows:

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

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units, with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. In August 2015, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants, insider or public, expired on November 18, 2014. In August 2016, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2019, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. On August 20, 2020, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2021. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain/(loss) were HK$9,954, HK$(11,476) and HK$Nil for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Recent accounting pronouncements adopted

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). The FASB issued this update as part of its initiative to reduce complexity in accounting standards. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and also improve consistent application of other areas by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company in fiscal 2022 and early adoption is permitted. Certain amendments of this ASU may be adopted on a retrospective basis, modified retrospective basis or prospective basis. The adoption of this standard did not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which establishes ASC 326, Financial Instruments - Credit Losses. The ASU revises the measurement of credit losses for financial assets measured at amortized cost from an incurred loss methodology to an expected loss methodology. The ASU affects trade receivables, debt securities, net investment in leases, and most other financial assets that represent a right to receive cash. Additional disclosures about significant estimates and credit quality are also required. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. This ASU clarifies that receivables from operating leases are accounted for using the lease guidance and not as financial instruments. In May 2019, the FASB issued ASU No. 2019-05, Targeted Transition Relief, which amends ASC 326. This ASU provides an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. The Company is currently evaluating the impact this guidance will have on its financial statements. The adoption of this standard did not have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

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

The disposals represented a strategic shift and had a major effect on the Group’s results of operations. The disposed entities are accounted as discontinued operations in the consolidated financial statements for the years ended December 31, 2018 and 2019. Gains of HK$171,809 and HK$47,845 for the years ended December 31, 2018 and 2019, respectively, were recognized on the disposals including in net income from discontinuing operations.

Consolidated statements of operations and comprehensive income

	For the year ended December 31,
	2018	2019
	HK$	HK$
Revenues	-	-
Cost of sales	-	-

Gross profit	-	-
Other revenues	16,754	14,398
Selling, general and administrative expenses	(16,660)	(8,879)
Gain on disposal of subsidiaries	171,809	47,845
Interest income	24	-

Profit before income tax	171,927	53,364
Income tax expense	-	-

Profit for the year	171,927	53,364

Other comprehensive income
Exchange gain on translation of financial statements of foreign operations	6,674	-
Income from discontinued operations attributable to shareholders of the Company	178,601	53,364

4.       Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2019	2020
	HK$	HK$
Prepaid insurance and others	470	494
Other receivables	1,284	1,956
	1,754	2,450

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

5.       Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2019	2020
	HK$	HK$
Property, plant and equipment:
Motor vehicles	1,814	1,814

Accumulated depreciation	(1,391)	(1,754)
Property, plant and equipment, net	423	60

Depreciation of property, plant and equipment from operating activities were HK$363, HK$363 and HK$363 during the years ended December 31, 2018, 2019 and 2020, respectively.

6.       Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2019	2020
	HK$	HK$
Accrued salaries, wages and bonus	40	40
Accrued audit and professional fees	1,301	1,529
	1,341	1,569

7.       Income Taxes

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

The subsidiaries operating in Hong Kong were subject to a two-tiered profits tax rates regime at the rate of 8.25% for the first HK$2,000 assessable profits and at 16.5% over HK$2,000 assessable profits for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Current tax
- Hong Kong	-	138	147
- Other countries	2,435	591	632
	2,435	729	779

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.       Income Taxes (Continued)

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Provision for income taxes at Hong Kong profits tax rates	40	(2,867)	76
Current tax in other jurisdictions	2,039	591	632
Effect of income not chargeable for tax purpose	(12)	-	(15)
Effect of expenses not deductible for tax purpose	-	-	60
Tax effect of unused tax losses not recognized	368	3,005	26
	2,435	729	779

8.       Net Income/(loss) Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Basic and diluted income per share
Numerator:
Net income/(loss) for the year attributable to the Company’s ordinary shareholders	177,974	40,849	(3,507)
- Continuing operations	6,047	(12,515)	(3,507)
- Discontinued operations	171,927	53,364	-

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating income per share
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Basic and diluted net income/(loss) per share	HK$13.76	HK$3.16	HK$(0.27)
- Continuing operations	HK$ 0.47	HK$(0.97)	HK$(0.27)
- Discontinued operations	HK$13.29	HK$4.13	-

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.       Commitments and Contingencies

Capital commitment

As of December 31, 2019 and 2020, no capital commitment was expected.

Legal Proceeding

As of December 31, 2020, the Group is not aware of any material outstanding claim and litigation against them.

10.     Operating Segment and Geographical Information

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

(i)  The location of the Group’s identifiable assets other than acquired intangible asset and liabilities by business operations from continuing operations are as follows:

	December 31,	December 31,
	2019	2020
	HK$	HK$
Identifiable assets
Hong Kong	184,061	181,561
United States	3,646	3,646

	187,707	185,207

Identifiable liabilities
Hong Kong	10,748	11,755

	10,748	11,755

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.   Operating Segment and Geographical Information (Continued)

(ii) Reconciliations of reportable segment assets and liabilities from continuing operations:

	Year ended December 31	Year ended December 31
	2019	2020
	HK$	HK$
Assets
Current assets	187,284	185,147
Non-current financial assets	423	60
Consolidated total assets before intangible asset	187,707	185,207
Intangible asset	438	438

Consolidated total assets	188,145	185,645

Liabilities
Liabilities excluding tax liabilities	1,341	1,569
Tax liabilities	9,407	10,186

Consolidated total liabilities	10,748	11,755

11.    Cash dividend

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

12.    Subsequent Events

The Company has evaluated all other subsequent events through April 29, 2021, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above described events, that required recognition or disclosures in the financial statements.

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

Balance Sheets

	December 31,	December 31,
	2019	2020
	HK$	HK$
Assets
Current assets
Cash and cash equivalents	152,340	149,529
Prepaid expenses and other receivables	468	1,130
Total current assets	152,808	150,659
Investment in subsidiaries	-	-
Total assets	152,808	150,659

Liabilities and shareholders’ equity
Current liabilities
Accrued liabilities	1,257	1,415
Amount due to subsidiary	18,650	18,650
Tax payable	7,874	8,506
Total current liabilities	27,781	28,571
NET CURRENT ASSETS	125,027	122,088
TOTAL ASSETS AND LIABILITIES	125,027	122,088

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	101	101
Retained earnings	124,926	121,987
Total shareholders’ equity	125,027	122,088

Statements of operations and comprehensive income

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Revenues	-	-	-
Other income	16,573	6,192	967
Gain on disposal of a subsidiary	165,506	-	-
Administrative expenses	(3,564)	(14,507)	(3,274)
Income/(loss) before income tax expense	178,515	(8,315)	(2,307)
Income tax expense	(4,155)	(591)	(632)
Total comprehensive income/(loss)	174,360	(8,906)	(2,939)

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

13. Condensed financial information of Plastec Technologies, Ltd. – Continued

Statements of cash flows

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Cash flows from operating activities
Net income/(loss)	174,360	(8,906)	(2,939)
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of a subsidiary	(165,506)	-	-
Change in operating assets and liabilities
Prepaid expenses	312	273	(662)
Accrued liabilities	(237)	541	158
Income tax payable	4,155	591	632
Net cash provided by/(used in) operating activities	13,084	(7,501)	(2,811)

Cash flows from investing activity
Sale proceeds of disposal of a subsidiary, net	141,341	165,506	-
Net cash provided by investing activity	141,341	165,506	-

Cash flows from financing activities
Decrease in amount due from subsidiaries	223,200	160,046	-
Dividend paid	(403,669)	(413,761)	-
Net cash used in financing activities	(180,469)	(253,715)	-
Net decrease in cash and cash equivalents	(26,044)	(95,710)	(2,811)
Cash and cash equivalents, beginning of year	274,094	248,050	152,340
Cash and cash equivalents, end of year	248,050	152,340	149,529

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	3,019	3,042	967

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Consideration receivable	165,506	-	-

ITEM 19.	EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 14, 2021

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Ordinary Shares Certificate (included as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
4.1	Registration Rights Agreement (included as Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.2	Amendment No. 1 to Registration Rights Agreement, dated as of November 19, 2009, between Plastec Technologies, Ltd. (formerly GSME Acquisition Partners I) and its initial shareholders (included as Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission on December 22, 2010 and incorporated herein by reference).
4.3	Form of Indemnification Agreement (included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 16, 2011 and incorporated herein by reference).
4.4	Amendment No. 1 to the Registration Rights Agreement, dated as of April 30, 2011, by and among Plastec Technologies, Ltd. and parties named and listed therein as Investors (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 3, 2011 and incorporated herein by reference).

Exhibit No.	Description
4.5	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.6	Share Transfer Agreement (included as Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 30, 2018 and incorporated herein by reference)
4.7	Agreement, dated November 15, 2019 (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer filed on November 15, 2019 and incorporated herein by reference)
4.8	Description of Securities of the Registrant
8.1	List of Subsidiaries as of May 11, 2021.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document