Form 20-F
period 2021-12-31
Plastec Technologies, Ltd.
filed 2022-05-05
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐  No  ☒

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

INTRODUCTION

Definitions

Unless the context indicates otherwise:

●	“we,” “us,” “our” and “our company” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;
●	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands company, formerly our direct wholly owned subsidiary until October 11, 2016;
●	“BVI” refers to the British Virgin Islands;
●	“China” or the “PRC” refer to the People’s Republic of China;
●	“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$/RMB may be converted to U.S.$ or $ using the exchange rates of 7.8 HK$ and 6.4 RMB, respectively, for every 1 U.S.$ or $;
●	“Renminbi” or “RMB” refer to the lawful currency of China; and
●	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2021, which are included in Item 18 to this Form 20-F.

INTRODUCTION

Sale of Assets

As disclosed in our various previous filings, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$58,593,750) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018. See below for further information.

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

Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016, 2017 and 2018

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$17,695,312) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$19,434,375) of the Remaining Amount on May 25, 2018 and in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$21,464,063) of the Remaining Amount on May 30, 2019 and in accordance with the terms of the Agreement.

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

Impact of 2019 Assets Disposal on Our Financial Statements

The disposal of assets in 2019 represented a strategic shift and had a major effect on our results of operations. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the disposed business lines have been reclassified as discontinued operations in the consolidated financial statements for the year ended December 31, 2019. The consolidated balance sheets as of December 31, 2019, the consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the year ended December 31, 2019 have been adjusted retrospectively to reflect this strategic shift.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.    KEY INFORMATION.

A. [Reserved]

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

On February 03, 2015, the PRC State Administration of Taxation, or SAT, issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax Deriving from the Indirect Transfers of Properties among Non-Resident Enterprises, or “Announcement 7”, which was further amended on December 1, 2017 and December 29, 2017. According to Announcement 7, where a non-resident enterprise indirectly transfers equities and other property of a Chinese resident enterprise (Indirect Transfer) to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose , such Indirect Transfer shall, in accordance with the PRC Enterprise Income Tax Law, be re-identified and recognized as a direct transfer of equities and other property of the Chinese resident enterprise and shall be taxed. The equities and other property of a Chinese resident enterprise mentioned above, or Chinese Taxable Property, refers to: (i) the assets of an “establishment or place” situated in the PRC; (ii) real property situated in the PRC; and (iii) equity interest in Chinese resident enterprises. The Announcement 7 has also elaborated how to determine that an Indirect Transfer has “a reasonable commercial purpose” and specified the legal consequences for failing to withhold and pay tax. If the transfer of interests of our wholly-owned subsidiary which holds the Chinese taxable property, i.e, the real property, be considered by the relevant tax authorities to be devoid of “a reasonable commercial purpose”, Announcement 7 may be interpreted and the entity or individual that has the direct liability for the relevant payment obligation to the equity transferor shall be identified as the withholding agent and obligated to pay the tax. Pursuant to the Announcement of the SAT on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source (“Announcement 37”), issued by SAT on October 17, 2017 with effect from December 1, 2017, if the withholding agent fails to withhold the tax that should have been withheld, the competent tax authority shall order the withholding agent to withhold the tax payable, and pursue the liability of the withholding agent according to the law; where there is a need to pursue tax payments from the taxpayer, it shall be handled by the competent tax authority at the place where the tax is accrued. Although we have agreed in the Assets Disposal Agreement that the Purchaser shall bear all the relevant taxes and charges, the failure or delay of the payment of tax by the Purchaser as the withholding agent may result in extra expenses of valuable resources for us to comply with Announcement 7, Announcement 37 or other related tax rules, which may have a material adverse effect on our business, results of operations and financial condition.

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

Our search for other unidentified investment opportunities may be materially adversely affected by the coronavirus (COVID-19) pandemic or other adverse events .

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

In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by COVID-19 and other events (such as geopolitical tensions, terrorist attacks, natural disasters or a significant outbreak of other infectious diseases), including, as a result of increased market volatility and a decline in real activity, decreased market liquidity in third-party financing being unavailable on terms acceptable to us or at all.

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, may restrict or eliminate our ability to complete a transaction with certain companies.

Future developments in U.S. laws may restrict our ability or willingness to complete certain transactions with companies. For instance, the recently enacted Holding Foreign Companies Accountable Act (the “HFCAA”) would restrict our ability to consummate a business combination with a target business unless that business met certain standards of the PCAOB and would require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm for three consecutive years. Additionally, there is pending legislation that would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. The HFCAA also requires public companies to disclose, among other things, whether they are owned or controlled by a foreign government, specifically, those based in China. We may not be able to consummate a transaction with a favored target business due to these laws.

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

There is also uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

We may consider applying to have our ordinary shares listed on a national securities exchange if circumstances permit. However, there is no assurance that such an application will be made or that we will be successful in our efforts to have our securities listed. If a national securities exchange does not list our securities or if it grants such listing and thereafter delists our securities, we could face significant material adverse consequences, including:

●	A limited availability of market quotations for our securities;
●	A reduced liquidity with respect to our securities;
●	A determination that our ordinary shares are “penny stocks” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares;
●	A limited amount of news and analyst coverage for us; and
●	A decreased ability to issue additional securities or obtain additional financing in the future.

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

If at any time we have net tangible assets of $5,000,000 or less and our ordinary shares have a market price per share of less than $5.00, transactions in our ordinary shares may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

●	make a special written suitability determination for the purchaser;
●	receive the purchaser’s written agreement to the transaction prior to sale;
●	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and
●	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

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

We are required to have in place certain financial and disclosure control procedures and corporate governance practices that enable us to comply, on a stand-alone basis, with the Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or the SEC, rules. If we are unable to implement solutions to any weaknesses in our internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ordinary shares may be adversely impacted.

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

In addition to the foregoing, in recent years and especially since the fourth quarter of 2020, the number of public blank check companies that have been formed has increased substantially. As a result, fewer attractive targets may be available, and it may require more time, more effort and more resources to identify a suitable target and to consummate a transaction.  Attractive deals could also become scarcer for other reasons, such as economic or industry sector downturns, geopolitical tensions, or increases in the cost of additional capital needed to close a transaction or operate targets. This could increase the cost of, delay or otherwise complicate or frustrate our ability to find and consummate an attractive transaction, and may result in our inability to consummate a transaction on terms favorable to our investors altogether.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with SEC rules and other legal requirements. The SEC has recently proposed rules applicable to blank check companies and certain shell companies that, if adopted, could make it more expensive and difficult to consummate a transaction. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly.

Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete a transaction and results of operations.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents.

The market price for our shares may be volatile.

The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our operating results and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;

●	fluctuations of exchange rates between the RMB, the Hong Kong dollar and the U.S. dollar.

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

On September 25, 2013, we also announced a new repurchase program, under which and as the program was subsequently extended and expanded, we are allowed to repurchase up to $5.0 million of our units, ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed, or “2013 Repurchase Program.” The 2013 Repurchase Program (as extended) is currently valid through September 25, 2022 and so far we have repurchased 586,010 ordinary shares and 547,600 public warrants thereunder.

On November 18, 2014, all issued and outstanding public warrants, insider warrants and unit purchase options expired and were cancelled accordingly.

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$58,593,750) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and us jointly, with tranches of which made payable to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”) as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB 113,250,000 (US$17,695,312)
2017	HK$177,088,000	RMB 124,380,000 (US$19,434,375)
2018	HK$195,408,000	RMB 137,370,000 (US$21,464,063)

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$17,695,312) of the Remaining Amount on June 1, 2017 and in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$19,434,375) of the Remaining Amount on May 25, 2018 and in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$21,464,063) of the Remaining Amount on May 30, 2019 and in accordance with the terms of the Agreement.

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

In addition to the foregoing, in recent years and especially since the fourth quarter of 2020, the number of public blank check companies that have been formed has increased substantially. As a result, fewer attractive targets may be available, and it may require more time, more effort and more resources to identify a suitable target and to consummate a transaction.  Attractive deals could also become scarcer for other reasons, such as economic or industry sector downturns, geopolitical tensions, or increases in the cost of additional capital needed to close a transaction or operate targets. This could increase the cost of, delay or otherwise complicate or frustrate our ability to find and consummate an attractive transaction, and may result in our inability to consummate a transaction on terms favorable to our investors altogether.

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

In addition to the foregoing, in recent years and especially since the fourth quarter of 2020, the number of public blank check companies that have been formed has increased substantially. As a result, fewer attractive targets may be available, and it may require more time, more effort and more resources to identify a suitable target and to consummate a transaction.  Attractive deals could also become scarcer for other reasons, such as economic or industry sector downturns, geopolitical tensions, or increases in the cost of additional capital needed to close a transaction or operate targets. This could increase the cost of, delay or otherwise complicate or frustrate our ability to find and consummate an attractive transaction, and may result in our inability to consummate a transaction on terms favorable to our investors altogether.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect:

●	the reported amounts of its assets and liabilities;
●	the disclosure of its contingent assets and liabilities at the end of each reporting period; and
●	the reported amounts of revenues and expenses during each reporting period.

We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated financial statements, you should consider:

●	our selection of critical accounting policies;
●	the judgment and other uncertainties affecting the application of such policies; and
●	the sensitivity of reported results to changes in conditions and assumptions.

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

Impairment of long-lived assets

We periodically evaluate the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

Revenues

We generated revenues from our continuing operations in fiscal years ended December 31, 2019, 2020 and 2021 as follows, which were presented as other income in our audited financial statements:

	Fiscal Years Ended December 31,
	2019		2020		2021

	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Other income	0	0.0%	7	100.0%	0	0.0%
	0	0.0%	7	100.0%	0	0.0%

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

On November 20, 2019, we completed the disposal of our former subsidiary holding the right to use the aforesaid parcels of land pursuant to the terms of the Assets Disposal Agreement. After the retrospective adjustments for the deconsolidation of this disposal, which has been classified as discontinued operations, we recorded no operating income for our continuing operations for the years ended December 31, 2019, 2020 and 2021 save for reversals of over-provided accrued expenses of approximately HK$7,000 for fiscal year ended December 31, 2020 as well as a one-time gain of approximately HK$29,000 for the fiscal year ended December 31, 2020 arising from disposal of our ownership interests in our then wholly-owned dormant subsidiary with a negative net worth of approximately HK$1,600 to an unaffiliated third-party purchaser for HK$27,000 on June 29, 2020.

Operating Costs

Our operating expenses arising from our continuing operations in fiscal years ended December 31, 2019, 2020 and 2021 consisted of the following:

	Fiscal Years Ended December 31,
	2019		2020		2021

	(HK$'000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Exchange (gain)/loss	11,476	76.1%	—	0.0%	(360)	(15.8)%
Selling, general and administrative expenses	3,607	23.9%	3,882	100.0%	2,633	115.8%
	15,083	100.0%	3,882	100.0%	2,273	100.0%

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

Hong Kong. Our remaining Hong Kong subsidiary is subject to income tax on its profits in Hong Kong at the prevailing corporate tax rates of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million. For the years ended December 31, 2019, 2020 and 2021, however, none of our Hong Kong subsidiaries (then and now) recorded any Hong Kong profits tax on the basis that they did not have any assessable profits arising in or derived from Hong Kong.

Review of Results of Continuing Operations

The following table sets forth a summary of our consolidated results of continuing operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this Form 20-F.

	Fiscal Year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
	(HK$'000)
Revenues	—	—	—

Operating expenses, net
Gain on disposal of a subsidiary	—	29	—
Selling, general and administrative expenses	(15,083)	(3,882)	(2,273)
Other income	—	7	—
Total operating expenses, net	(15,083)	(3,846)	(2.273)

Loss from operations	(15,083)	(3,846)	(2.273)

Interest income	3,297	1,118	112
Loss before income tax expense	(11,786)	(2,728)	(2,161)

Income tax expense from continuing operations	(729)	(779)	(840)
Net loss from continuing operations attributable to the Company’s shareholders	(12,515)	(3,507)	(3,001)

For the year ended December 31, 2021 compared to year ended December 31, 2020

 Other income. We recorded no operating income for the fiscal years ended December 31, 2020 and 2021, except for a one-time nominal other income arising from reversals of over-provided accrued expenses of approximately HK$7,000 for the fiscal year ended December 31, 2020.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2021 decreased by approximately HK$1.6 million or 41.4% to approximately HK$2.3 million from approximately HK$3.9 million in the year ended December 31, 2020.  This was mainly attributable to the reduced legal and professional fees and minimal amount of depreciation charged after all fixed assets were fully depreciated during the year ended December 31, 2021.

Loss from operations. Our loss from operations for the year ended December 31, 2021 was approximately HK$2.3 million, compared to a loss of approximately HK$3.8 million for the year ended December 31, 2020. The reduction was mainly resulted from the decreased selling, general and administrative expenses and an exchange gain recorded during the year ended December 31, 2021.

Income tax expenses. Our income tax expenses for the year ended December 31, 2021 increased by approximately HK$0.6 million to HK$0.84 million from HK$0.78 million in the year ended December 31, 2020.

Net loss. Our net loss for the year ended December 31, 2021 was approximately HK$3.0 million, compared to net loss of approximately HK$3.5 million for the year ended December 31, 2020.

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

Loss from operations. Our loss from operations for the year ended December 31, 2020 was approximately HK$3.8 million, compared to a loss of approximately HK$15.1 million for the year ended December 31, 2019. This was mainly resulted from an exchange loss of approximately HK$11.5 million for the year ended December 31, 2019.

Income tax expenses. Our income tax expenses for the year ended December 31, 2020 increased by approximately HK$0.05 million to HK$0.78 million from HK$0.73 million in the year ended December 31, 2019.

Net loss. Our net loss for the year ended December 31, 2020 was approximately HK$3.5 million, compared to net loss of approximately HK$12.5 million for the year ended December 31, 2019.

Liquidity and Capital Resources

Our operations have been generally funded through a combination of net cash generated from its past operations and equity capital. We believe that we have adequate working capital to finance our operations.

Summary of Cash Flows

	Year Ended December 31,
	2019	2020	2021

	(HK$’000)
Net Cash From Operating Activities	1,059	(2,862)	(3,231)
Net Cash From Investing Activities	325,413	29	—
Net Cash From Financing Activities	(413,761)	—	(80,734)
	(87,289)	(2,833)	(83,965)

For the year ended December 31, 2021 compared to year ended December 31, 2020

Net Cash From Operating Activities. For the year ended December 31, 2021, we recorded a net cash outflow from operating activities of approximately HK$3.2 million compared to a net cash outflow from operating activities of approximately HK$2.9 million for the year ended December 31, 2020. These were mainly attributable to more net cash used in continuing operations during the year.

Net Cash From Investing Activities. There was no cash inflow or outflow from investing activities for the year ended December 31, 2021, compared to a net cash inflow from investing activities of HK$0.029 million for the year ended December 31, 2020 attributable to proceeds received from the disposal of a wholly-owned dormant subsidiary.

Net cash generated from financing activities. For the year ended December 31, 2021, we recorded a net cash outflow of approximately HK$80.7 million from financing activities for payments for dividends. For the year ended December 31, 2020, there was no net cash inflow or outflow from financing activities.

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

Net cash generated from financing activities. For the year ended December 31, 2020, there was no net cash inflow or outflow from financing activities. For the year ended December 31, 2019, we recorded a net cash outflow by financing activities of approximately HK$413.8 million for payments for dividends.

Working capital

We believe that we have adequate working capital for our present requirements and that our cash and cash equivalents will provide sufficient funds to satisfy our working capital requirements for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2021, we had a cash and bank balance of approximately HK$98.7 million, of which approximately HK$87.1 million was denominated in Hong Kong Dollars and approximately HK$11.6 million equivalent was denominated in US Dollars, respectively.

Indebtedness

As of December 31, 2021, our indebtedness was nil.

As of December 31, 2021, our estimates for contractual cash commitments, interest commitment and operating lease obligations were all nil.

Quantitative and Qualitative Disclosures About Market Risks

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

Foreign exchange risk.  Up until November 2019, our income was mainly denominated in Renminbi whereas our costs and capital expenditures were largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. After completion of the disposal of our former subsidiary that generated rental revenues pursuant to the terms of the Assets Disposal Agreement in November 2019, we recorded no operating income from our continuing operations. With the retrospective adjustments for the deconsolidation of this disposal, which has been classified as discontinued operations, we recorded aggregate net foreign currency exchange gain/(loss) of approximately HK$(11.5) million, HK$Nil and HK$0.4 million for the years ended December 31, 2019, 2020 and 2021, respectively, mainly attributable to receipts of tranches of the RMB-denominated Remaining Amount from SYB pursuant to the terms of the Agreement during fiscal year 2019. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure, if any. However, if we decided to enter into any such hedging activities in the future, there is no assurance that we would be able to effectively manage our foreign exchange risk exposure.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2021.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	60	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	61	Chief Financial Officer and Director
Chung Wing Lai (1) (2) (3)	74	Director
Joseph Yiu Wah Chow (1) (2) (3)	62	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

Joseph Yiu Wah Chow has been a Director of ours since the consummation of the merger in December 2010. Mr. Chow has over 30 years of experience in auditing, accounting, and financial management. He has been a practicing director of KTC Partners CPA Limited since May 2008 as well as being a practicing director of Crowe (HK) CPA Limited since January 2019. We believe Mr. Chow’s financial background in auditing, accounting and financial management makes him well qualified to be a member of our board of directors and chairman of our audit committee. Mr. Chow graduated from the University of Ulster in the United Kingdom with a Bachelor degree in Accounting in 1989. Additionally, Mr. Chow is also admitted as a member of Association of Chartered Certified public Accountants in 1991 and a member of the Hong Kong Institute of Certified Public Accountants in 1992. He has also been a member of the Taxation Institute of Hong Kong since 1992, Hong Kong Securities Institute since 1998 and Institute of Chartered Accountants in England and Wales since 2006.

B. Compensation

Compensation of Executive Officers

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current executive officers has received monthly cash compensation in the sum of HK$10,000.

During the year ended December 31, 2021, the aggregate amount of compensation paid to our executive officers was HK$240,000.

The following table sets forth the compensation of our named executive officers for the year ended December 31, 2021:

	Year ended	Salary	Total
Name and Principal Position	December 31,	(HK$)	(HK$)
Kin Sun Sze-To	2021	120,000	120,000
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2021	120,000	120,000
Chief Financial Officer

Compensation of Non-Executive Independent Directors

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board.

During the year ended December 31, 2021, the aggregate amount of compensation paid to our non-executive independent directors was HK$240,000.

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

Compensation Committee

Our compensation committee currently is comprised of Joseph Yiu Wah Chow and Chung Wing Lai, with Joseph Yiu Wah Chow serving as chairman. The principal functions of the compensation committee are to:

●	evaluate the performance of our officers;
●	review any compensation payable to our directors and officers;
●	prepare compensation committee reports; and
●	administer the issuance of any ordinary shares or other equity awards issued to our officers and directors.

D. Employees

We have no employees as of the date of this Form 20-F.

E. Share Ownership

The disclosure relating to the share ownership of the persons listed in Item 6.B set forth in Item 7.A of this Form 20-F is incorporated herein by reference.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth, as of May 3, 2022, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of May 3, 2022.

	Amount and
	Nature of
	Beneficial		Percent
Name and Address of Beneficial Owner (1)	Ownership		of Class
Major Shareholder(s):
Kwok Wa Hung	1,014,753	(2)	7.8%
Directors and Executive Officers:
Kin Sun Sze-To	10,134,283	(3)	78.3%
Ho Leung Ning	241,971	(4)	1.9%
Chung Wing Lai	0		0%
Joseph Yiu Wah Chow	0		0%
All directors and executive officers as a group (4 individuals)	10,376,254		80.2%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.
(2)	The business address of Mr. Hung is c/o 16th Floor, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on March 03, 2015 and other information known to us.
(3)	Consists of 9,245,382 ordinary shares held by Sun Yip Industrial Company Limited and 888,901 ordinary shares held by Tiger Power Industries Limited (“Tiger Power”), each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 5, 2017.
(4)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning.

As of May 3, 2022, there were 17 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 556,133 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

There were no related party transactions involving us or any of our subsidiaries with any of our officers and directors or their respective affiliates for the fiscal year ended December 31, 2021. We require that all ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms that we believe to be no less favorable to us than are available from unaffiliated third parties. Such transactions require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who have access, at our expense, to our attorneys or independent legal counsel.

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

C. Material Contracts

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, to which we are or any subsidiary of ours is a party for the immediately preceding two years.

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

U.S. Taxation

With respect to the U.S. tax matters discussed, this summary only applies to you if you are a beneficial owner of our ordinary shares and, for U.S. federal income tax purposes, all of the following three points apply to you:

●	You own, directly or indirectly less than 10% of our capital stock;
●	You are any one of (a), (b), (c) or (d) below:
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
●	You hold our ordinary shares as capital assets.

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

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

●	First, as a tax-free return of capital to the extent of your basis (determined for U.S. federal income tax purposes) in your ordinary shares which will reduce your adjusted tax basis of your ordinary shares. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those ordinary shares.
●	Second, the balance of the distribution in excess of your adjusted tax basis will be taxed as capital gain.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the merger and other related proposals, including proposals to amend our memorandum and articles to:

●	increase our authorized share capital to U.S.$101,000 divided into 100,000,000 ordinary shares of a par value of U.S.$0.001 each and 1,000,000 preferred shares of a par value of U.S.$0.001 each;
●	change our name from “GSME Acquisition Partners I” to “Plastec Technologies, Ltd.”; and
●	enable us to repurchase ordinary shares in order to facilitate the approval of the merger proposal and the conversion of shares in accordance with shareholders’ conversion rights and in certain other circumstances and provide for ordinary shares to be uncertificated if requested by a holder rather than requiring shares to be issued in certificated form.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2021.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2021 and 2020 were Centurion ZD CPA & Co..

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CPA & Co. to us for the years ended December 31, 2020 and 2019:

	Fiscal Year		Fiscal Year
	Ended		Ended
	December 31,		December 31,
Service Category	2021		2020
Audit Fees	HK$	285,000	HK$	285,000
Audit-Related Fees	HK$	30,000	HK$	30,000
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	315,000	HK$	315,000

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

ITEM 16E.    PURCHASES OF SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In November 2011, our board of directors approved a $5.0 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5.0 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. On August 6, 2015, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants (insider or public) expired on November 18, 2014. On August 5, 2016, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2019, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. On August 20, 2020, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2021. On August 5, 2021, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2022. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

ITEM 18.    FINANCIAL STATEMENTS.

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 And 2019

CONTENT

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Centurion ZD CPA & Co.

Certified Public Accountants

Hong Kong, China

April 22, 2022.

We have served as the Company’s auditor since 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2020	2021
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	182,697	98,732
Deposits, prepayment and other receivables (note 4)	2,450	3,131
Total current assets	185,147	101,863

Property, plant and equipment, net (note 5)	60	—
Intangible assets	438	438
Total assets	185,645	102,301

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals (note 6)	1,569	1,120
Tax payable	10,186	11,026
Total current liabilities	11,755	12,146

Total liabilities	11,755	12,146

Commitments and contingencies (note 9)	—	—

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2020 and 2021, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	147,770	64,035
Total shareholders’ equity	173,890	90,155

Total liabilities and shareholders’ equity	185,645	102,301

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	HK$	HK$	HK$

Revenues	—	—	—

Operating expenses, net
Gain on disposal of a subsidiary	—	29	—
Selling, general and administrative expenses	(15,083)	(3,882)	(2,273)
Other income	—	7	—
Total operating expenses, net	(15,083)	(3,846)	(2,273)

Loss from operations	(15,083)	(3,846)	(2,273)

Interest income	3,297	1,118	112
Loss before income tax expense	(11,786)	(2,728)	(2,161)

Income tax expense from continuing operations (note 7)	(729)	(779)	(840)
Net loss from continuing operations attributable to the Company’s shareholders	(12,515)	(3,507)	(3,001)

Discontinued operations (note 3):
Net income from discontinued operations (including gain of 2020: HK$Nil and 2019: HK$47,845 upon disposals)	53,364	—	—
Income tax expenses from discontinued operations	—	—	—

Net income from discontinued operations attributable to the Company’s shareholders	53,364	—	—

Net income/(loss) attributable to the Company’s shareholders	40,849	(3,507)	(3,001)

Comprehensive income/(loss) attributable to the Company’s shareholders	40,849	(3,507)	(3,001)
Net income/(loss) per share (note 8):

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128	12,938,128
Discontinued operations	12,938,128	12,938,128	12,938,128

Basic net income/(loss) per share attributable from
Continuing operations	HK$(0.97)	HK$(0.27)	HK$(0.23)
Discontinued operations	HK$4.13	—	—

Diluted net income/(loss) per share attributable from
Continuing operations	HK$(0.97)	HK$(0.27)	HK$(0.23)
Discontinued operations	HK$4.13	—	—

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of		Additional	other
	shares		paid-in	comprehensive	Retained	Shareholders’
	outstanding	Amount	capital	income	earnings	equity
		HK$	HK$	HK$	HK$	HK$

Balance at January 1, 2019	12,938,128	101	26,049	(30)	524,189	550,309

Net income for the year	—	—	—	—	40,849	40,849

Dividend paid	—	—	—	—	(413,761)	(413,761)

Balance at December 31, 2019 and January 1, 2020	12,938,128	101	26,049	(30)	151,277	177,397

Net loss for the year	—	—	—	—	(3,507)	(3,507)

Balance at December 31, 2020 and January 1, 2021	12,938,128	101	26,049	(30)	147,770	173,890

Net loss for the year	—	—	—	—	(3,001)	(3,001)

Dividend paid	—	—	—	—	(80,734)	(80,734)

Balance at December 31, 2021	12,938,128	101	26,049	(30)	64,035	90,155

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	HK$	HK$	HK$

Operating activities
Net income / (loss)	40,849	(3,507)	(3,001)
Less: Net income from discontinued operations	(53,364)	—	—
Net loss from continuing operations	(12,515)	(3,507)	(3,001)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortisation	363	363	60
Gain on disposal of a subsidiary	—	(29)	—
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(70)	(696)	(681)
Other payables and accruals	565	228	(449)
Tax payables	729	779	840
Net cash used in continuing operations	(10,928)	(2,862)	(3,231)
Net cash provided by discontinued operations	11,987	—	—
Net cash provided by/(used in) operating activities	1,059	(2,862)	(3,231)

Investing activity
Net cash inflow from disposals of subsidiaries (net of cash disposed of HK$27 for the year 2020 and HK$93 for the year 2019)	325,413	29	—
Net cash provided by investing activity from continuing operations	325,413	29	—

Financing activity
Dividends paid	(413,761)	—	(80,734)
Net cash used in financing activity from continuing operations	(413,761)	—	(80,734)

Net decrease in cash and cash equivalents	(87,289)	(2,833)	(83,965)

Cash and cash equivalents, beginning of year from continuing operations	272,819	185,530	182,697
Cash and cash equivalents, end of year from continuing operations	185,530	182,697	98,732

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	3,297	1,118	112
Income taxes paid	—	—	—

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.         Organization and Business Background (Continued)

The disposal of assets in 2019 represented a strategic shift and had a major effect on the Group’s results of operations(note 3).

On June 29, 2020, the Company disposed of its wholly-owned dormant subsidiary, Allied Sun Corporation Limited, with a negative net worth of approximated HK$1.6 to an unaffiliated third party purchaser for HK$27.

As of December 31, 2021, details of the Company’s subsidiaries are as follows:

		Place of	Percentage of
	Date of	incorporation/	equity interest
	incorporation/	registration and	attributable to
Name	establishment	operation	the Company	Principal activities

Sun Line Industrial Limited 新麗工業有限公司	April 27, 1993	Hong Kong	100%	Dormant

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Dormant

Viewmount Developments Limited	November 12, 2013	BVI	100%	Investment holding

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.         Organization and Business Background - Continued

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units, with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. In August 2015, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants, insider or public, expired on November 18, 2014. In August 2016, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2019, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. On August 20, 2020, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2021. On August 5, 2021, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2022. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

The following table summarizes the Company’s repurchases of securities under the 2011 and 2013 Repurchase Programs:

	Total number of	Total number of
	publicly held	ordinary shares
	warrants purchased as	purchased as part of	Total number of units
	part of the publicly	the publicly	purchased as part of the
	announced	announced repurchase	publicly announced
Period*	repurchase plans	plans	repurchase plans
February 2012	—	4,000	—
June 2012	—	60,675	—
January 2013	—	600,000	—
June 2013	80,000	94,100	—
August 2013	5,000	—	—
September 2013	—	73,990	—
October 2013	—	586,010	—
August 2014	547,600	—	—

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain/(loss) were HK$(11,476), HK$Nil and HK$360 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.           Summary of Significant Accounting Policies - Continued

Impairment of long-lived assets

The Group periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than it’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

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

Revenues recognition

Rental income receivable under operating leases is recognized in profit or loss under discontinued operations in 2019 in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased assets. Lease incentives granted are recognized in profit or loss as an integral part of the aggregate net lease payments receivable.

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

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and prescribes a recognition threshold and measurement attribute for the financial statements’ recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides accounting guidance on de-recognition, classification, interest or penalties, accounting in interim periods, disclosure and transition. Interest and penalties from tax assessments, if any, are included in income taxes in the consolidated statement of income.

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

Recent accounting pronouncements

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies for adoption by the Company or that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

3.          Discontinued Operations

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

The disposals represented a strategic shift and had a major effect on the Group’s results of operations. The disposed entity accounted for discontinued operations in the consolidated financial statements for the year ended December 31, 2019. Gain of HK$47,845 for the year ended December 31, 2019, was recognized on the disposal and included in the net income from discontinuing operations.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.          Discontinued Operations (Continued)

Consolidated statements of operations and comprehensive income

For the year
ended
2019
HK$

Other revenues	14,398
Selling, general and administrative expenses	(8,879)
Gain on disposal of subsidiaries	47,845
Profit before income tax	53,364
Income tax expense	—

Profit for the year	53,364
Income from discontinued operations attributable to shareholders of the Company	53,364

4.          Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2020	2021
	HK$	HK$

Prepaid insurance and others	494	494
Other receivables	1,956	2,637
	2,450	3,131

5.          Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2020	2021
	HK$	HK$

Property, plant and equipment:
Motor vehicles	1,814	1,814

Accumulated depreciation	(1,754)	(1,814)
Property, plant and equipment, net	60	—

Depreciation of property, plant and equipment from operating activities were HK$363, HK$363 and HK$60 during the years ended December 31, 2019, 2020 and 2021, respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

6.          Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2020	2021
	HK$	HK$

Accrued salaries, wages and bonus	40	40
Accrued audit and professional fees	1,529	1,080
	1,569	1,120

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

The subsidiaries (then and now)operating in Hong Kong were subject to a two-tiered profits tax rates regime at the rate of 8.25%for the first HK$2,000 assessable profits and at 16.5% over HK$2,000 assessable profits for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future.  The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	HK$	HK$	HK$

Current tax
- Hong Kong	138	147	160
- Other countries	591	632	680
	729	779	840

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.           Income Taxes (Continued)

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rates	(2,867)	76	142
Current tax in other jurisdictions	591	632	681
Effect of income not chargeable for tax purpose	—	(15)	(3)
Effect of expenses not deductible for tax purpose	—	60	10
Tax effect of unused tax losses not recognized	3,005	26	10
	729	779	840

8.         Net Income/(loss) Per Share

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	HK$	HK$	HK$

Basic and diluted income per share
Numerator:
Net income/(loss) for the year attributable to the Company’s ordinary shareholders	40,849	(3,507)	(3,001)
- Continuing operations	(12,515)	(3,507)	(3,001)
- Discontinued operations	53,364	—	—

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating income per share
- Continuing operations	12,938,128	12,938,128	12,938,128
- Discontinued operations	12,938,128	12,938,128	12,938,128

Basic and diluted net income/(loss) per share	HK$3.16	HK$(0.27)	HK$(0.23)
- Continuing operations	HK$(0.97)	HK$(0.27)	HK$(0.23)
- Discontinued operations	HK$4.13	—	—

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.        Commitments and Contingencies

Capital commitment

As of December 31, 2020 and 2021, no capital commitment was expected.

Legal Proceeding

As of December 31, 2021, the Group is not aware of any material outstanding claim and litigation against them.

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

(i)   The location of the Group’s identifiable assets other than acquired intangible asset and liabilities by business operations are as follows:

	December 31,	December 31,
	2020	2021
	HK$	HK$
Identifiable assets
Hong Kong	181,561	98,217
United States	3,646	3,646

	185,207	101,863

Identifiable liabilities
Hong Kong	11,755	12,146

	11,755	12,146

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.        Operating Segment and Geographical Information (Continued)

(ii) Reconciliations of reportable segment assets and liabilities:

	December 31,	December 31,
	2020	2021
	HK$	HK$

Assets
Current assets	185,147	101,863
Non-current financial assets	60	—
Consolidated total assets before intangible asset	185,207	101,863
Intangible asset	438	438

Consolidated total assets	185,645	102,301

Liabilities
Liabilities excluding tax liabilities	1,569	1,120
Tax liabilities	10,186	11,026

Consolidated total liabilities	11,755	12,146

11.        Cash dividend

On June 7, 2019, the Company approved and declared a special cash dividend of US$2.50 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on June 21, 2019, resulting in payments totaling US$32,345,320 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On November 21, 2019, the Company approved and declared a special cash dividend of US$1.60 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on December 5, 2019, resulting in payments totaling US$20,701,005 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

On August 5, 2021, the Company approved and declared a special cash dividend of US$0.80 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on August 19, 2021, resulting in payments totaling US$10,350,502 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date.

12.        Subsequent Events

The Company has evaluated all other subsequent events through April 22, 2022, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above-described events, that required recognition or disclosures in the financial statements.

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

Balance Sheets

	December 31,	December 31,
	2020	2021
	HK$	HK$
Assets
Current assets
Cash and cash equivalents	149,529	35,774
Amount due from subsidiary	—	11,350
Prepaid expenses and other receivables	1,130	1,780
Total current assets	150,659	48,904
Investment in subsidiaries	—	—
Total assets	150,659	48,904

Liabilities and shareholders’ equity
Current liabilities
Accrued liabilities	1,415	1,086
Amount due to subsidiary	18,650	—
Tax payable	8,506	9,186
Total current liabilities	28,571	10,272
NET CURRENT ASSETS	122,088	38,632
TOTAL ASSETS AND LIABILITIES	122,088	38,632

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	101	101
Retained earnings	121,987	38,531
Total shareholders’ equity	122,088	38,632

Statements of operations and comprehensive income

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	HK$	HK$	HK$
Revenues	—	—	—
Other income	6,192	967	442
Administrative expenses	(14,507)	(3,274)	(2,484)
Loss before income tax expense	(8,315)	(2,307)	(2,042)
Income tax expense	(591)	(632)	(680)
Total comprehensive loss	(8,906)	(2,939)	(2,722)

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

13.        Condensed financial information of Plastec Technologies, Ltd. (Continued)

Statements of cash flows

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	HK$	HK$	HK$
Cash flows from operating activities
Net loss	(8,906)	(2,939)	(2,722)
Change in operating assets and liabilities
Prepaid expenses and other receivables	273	(662)	(650)
Accrued liabilities	541	158	(329)
Income tax payable	591	632	680
Net cash used in operating activities	(7,501)	(2,811)	(3,021)

Cash flows from investing activity
Sale proceeds of disposal of a subsidiary, net	165,506	—	—
Net cash provided by investing activity	165,506	—	—

Cash flows from financing activities
Decrease in amount due from subsidiaries	160,046	—	(30,000)
Dividend paid	(413,761)	—	(80,734)
Net cash used in financing activities	(253,715)	—	(110,734)
Net decrease in cash and cash equivalents	(95,710)	(2,811)	(113,755)
Cash and cash equivalents, beginning of year	248,050	152,340	149,529
Cash and cash equivalents, end of year	152,340	149,529	35,774

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	3,042	967	82

ITEM 19.    EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 5, 2022

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

4.5	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.6	Share Transfer Agreement (included as Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 30, 2018 and incorporated herein by reference)
4.7	Agreement, dated November 15, 2019 (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer filed on November 15, 2019 and incorporated herein by reference)
4.8	Description of Securities of the Registrant
8.1	List of Subsidiaries as of May 3, 2022
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)