Form 20-F/A
period 2021-12-31
Plastec Technologies, Ltd.
filed 2022-09-06
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☒   No  ☐

EXPLANATORY NOTE

Plastec Technologies, Ltd. is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F (the “Amendment”) to amend the Annual Report on Form 20-F originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 5, 2022 (the “Original 20-F”) to update certain disclosures regarding the current business and operations of Plastec Technologies, Ltd. For the convenience of the reader, this Amendment No. 1 sets forth the Original 20-F in its entirety, as amended to reflect the aforementioned changes.

INTRODUCTION

Definitions

Unless the context indicates otherwise:

●	“we,” “us,” “our,” “our company” and “Plastec Technologies” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;
●	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands company, formerly our direct wholly owned subsidiary until October 11, 2016;
●	“BVI” refers to the British Virgin Islands;
●	“China,” “mainland China” or the “PRC” refer to the People’s Republic of China which, solely for the purpose of this Annual Report on Form 20-F, excludes Taiwan and the special administrative regions of Hong Kong and Macau;
●	“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$/RMB may be converted to U.S.$ or $ using the exchange rates of 7.8 HK$ and 6.4 RMB, respectively, for every 1 U.S.$ or $;
●	“Renminbi” or “RMB” refer to the lawful currency of China; and
●	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

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

INTRODUCTION

Overview

We are currently a Cayman Islands shell company with current limited operations conducted by our British Virgin Islands subsidiary, Viewmount Developments Limited (“Viewmount”).  We are not a company that was formed under the laws of the PRC.  However, our principal executive offices are located in Hong Kong and certain of our directors and officers have ties to the PRC. This structure involves unique risks to investors as described herein including but not limited being subject to foreign laws that may change quickly with little or no advance warning, increased governmental oversight and difficulty in enforcing judgments against our company and our officers and directors. Any of these factors could result in a material change in our operations and/or the value of Plastec Technologies’ securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.  Additionally, recent statements and regulatory actions by the Chinese government, such as those related to the use of variable interest entity (“VIE”) structures and data security or anti-monopoly concerns, could have a significant impact on our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange if we were to expand our business and operations in the PRC in the future.

Until October 11, 2016, we were a vertically integrated plastic manufacturing services provider providing comprehensive precision plastic manufacturing services through our former wholly owned subsidiary, Plastec, from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly to leading international OEMs, ODMs and OBMs of consumer electronics, electrical home appliances, telecommunication devices, computer peripherals and precision plastic toys.

On October 11, 2016, we completed the divestment of our shareholdings in Plastec as described below. Following consummation of the divestment transactions on October 11, 2016, we no longer own Plastec with the result that our only operations have generally been to (i) complete the construction of a manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 as described below, (ii) collect rental income from certain property we used to own and which was being leased to one of Plastec’s subsidiaries until November 2019 when the former subsidiary of ours that held the property was disposed of as described below, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 as described below and (iv) to explore other investment opportunities.

As a result, Plastec Technologies: (a) does not have any active or operating subsidiaries, branches or VIEs in the PRC and does not engage in any operating business in the PRC, (b) does not own or lease any material properties, rights or interests in the PRC, and (c) has no business transactions or relationships with PRC entities. Accordingly, we are not currently subject to any PRC laws or regulations and the PRC legal system would not have any material effect on us or the limited operations we currently conduct outside of the PRC.

Historically, we had transferred funds between our company and our subsidiaries and to investors.  However, with the disposal of our operating business as described in more detail in this Form 20-F, we no longer have any operations generating cash and as a result have no current intention to make transfers among our company and our subsidiaries.   Further, the existing bank balances of our company and at each of our subsidiaries is sufficient to meet its respective payment requirements and as a result, there is no need to transfer any funds between entities.

Sale of Assets

As disclosed in our various previous filings, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholder interests in Plastec for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB 375,000,000 (or US$58,593,750) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account, supervised and administered by SYB and us jointly. Payments from the bank account were to be made to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”). See below for further information.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016, 2017 and 2018

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$17,695,312) of the Remaining Amount on June 1, 2017 in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$19,434,375) of the Remaining Amount on May 25, 2018 in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$21,464,063) of the Remaining Amount on May 30, 2019 in accordance with the terms of the Agreement.

Transfer of Manufacturing Plant in Kai Ping, China

In accordance with the terms of the Agreement, we caused Viewmount to enter into a Share Transfer Agreement with Plastec (then a wholly owned subsidiary of SYB) on March 30, 2018 (the “Manufacturing Plant Transfer Agreement”). Pursuant to the terms and conditions of the Manufacturing Plant Transfer Agreement, Viewmount was to transfer the ownership interests in certain of its former subsidiaries holding the newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries to Plastec for a total consideration of approximately HK$70,000 (or US$8,974), representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

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

On November 20, 2019, the parties consummated the transactions contemplated by the Assets Disposal Agreement and Viewmount also received from the Purchaser HK$112,035,429.35 (or US$14,363,517) representing all amounts due from the former subsidiary disposed of.

Other than dividends issued to our shareholders, there have not been any material changes to our business activities, initiatives, transactions or events since the disposal of assets that occurred in 2019 pursuant to the Assets Disposal Agreement.

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

Recent PCAOB Developments

On December 16, 2021, the Public Company Accounting Oversight Board (“PCAOB”) issued a report on its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCAA”). The report further listed in its Appendix A (Registered Public Accounting Firms Subject to the Mainland China Determination) and Appendix B (Registered Public Accounting Firms Subject to the Hong Kong Determination) the firms subject to the PCAOB’s determination in such jurisdictions. The audit report included in this Form 20-F for the year ended December 31, 2021 was issued by our auditors, Centurion ZD CPA & Co. (“CZD CPA”), an audit firm headquartered in Hong Kong, a jurisdiction in which the PCAOB has indicated it is unable to conduct inspections or investigate auditors. CZD CPA are among those listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021 that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Due to the foregoing, we have been conclusively identified by the Securities and Exchange Commission under the HFCAA. As a result, we and investors in the ordinary shares of Plastec Technologies are deprived of the benefits of such PCAOB inspections, which could cause investors in the ordinary shares of Plastec Technologies to lose confidence in our reported financial information and the quality of our financial statements. In addition, under the HFCAA and the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was passed by the U.S. Senate in June 2021, Plastec Technologies’ securities may be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditors are not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted. As a result, in the future, if we do not engage auditors that are subject to regular inspection by the PCAOB, the ordinary shares of Plastec Technologies may be delisted or unable to be traded.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, which the PCAOB believes represents the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law.  The Statement of Protocol grants the PCAOB complete access in three important ways:

●	The PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities.
●	Procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed.
●	The PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB inspection team is expected to begin testing the Statement of Protocol by mid-September 2022.  The PCAOB is then required to reassess its determinations discussed above by the end of 2022.  There is no assurance that the Statement of Protocol will be effective in accomplishing its stated goals.

Risks Affecting Our Company

An investment in the securities of Plastec Technologies involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of the securities of Plastec Technologies could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	We have limited operations after the divestment of our ownership interest in Plastec and, accordingly, you will have no or little basis on which to evaluate our prospect as a going concern.

●	The audit report included in this Form 20-F was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection. We could be delisted or trading in our securities could be restricted if we do not have auditors that can timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.
●	Uncertainties with respect to the PRC legal system could adversely affect our business and/or the value of our securities.
●	The Chinese government may intervene in or influence a PRC company’s business operations at any time or exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities.
●	We may not be able to complete a transaction with a U.S. company since such transaction may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.
●	Government regulations in the PRC that limit or prohibit foreign investments in certain industries might limit the potential number of acquisition candidates.
●	We may face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises (if any) by their non-PRC holding companies.
●	If we enter into a transaction utilizing a VIE structure, we could be subject to significant penalties or be forced to relinquish our interests in those operations or we could be unable to assert our contractual control rights over the assets of the post-combination target company, which could cause the value of Plastec Technologies’ securities to depreciate significantly or become worthless.
●	We are vulnerable to foreign currency exchange risk exposure.
●	We intend to explore other currently unidentified investment opportunities and, accordingly, we are unable to currently ascertain the merits or risks of any such investment opportunity.
●	Our search for other unidentified investment opportunities may be materially adversely affected by the coronavirus (COVID-19) pandemic or other adverse events.
●	U.S. laws and regulations may restrict or eliminate our ability to complete a transaction with certain companies.
●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
●	Investors may have difficulty enforcing judgments against members of our management because they reside outside the United States, including in Hong Kong.
●	We may be treated as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.
●	A national securities exchange may not list the securities of Plastec Technologies, or if a national securities exchange does grant such listing, it could thereafter delist its securities, which could limit investors’ ability to make transactions in its securities and subject us to additional trading restrictions.
●	If Plastec Technologies’ ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in its securities may be adversely affected.

●	If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of Plastec Technologies’ ordinary shares may be adversely affected.
●	Our executive officers have limited experience managing a public company subject to United States securities laws and preparing financial statements in U.S. GAAP.
●	One of our directors and officers controls a significant amount of ordinary shares of Plastec Technologies and his interests may not align with the interests of our other shareholders.
●	Our executive officers have become affiliated with SYB following divestment of our shareholdings in Plastec and have thereafter allocated their time in pursuit of businesses of Plastec thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to remain as a going concern.
●	Our ability to consummate any investment opportunity will be dependent on the efforts of our key personnel.
●	Because of our limited resources, other companies may have a competitive advantage in locating and consummating investment opportunities.
●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business.
●	Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
●	Volatility in the price of Plastec Technologies’ shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.
●	If we do not pay dividends, shareholders may benefit from an investment in Plastec Technologies’ shares only if those shares appreciate in value.
●	We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.    KEY INFORMATION.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in Plastec Technologies’ securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F, before making a decision to invest in such securities.

Risks Relating to Our Business

We have limited operations after the divestment of our ownership interest in Plastec and, accordingly, you will have no or little basis on which to evaluate our prospects as a going concern.

Following divestment of our ownership interest in Plastec, our only operations have generally been to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 pursuant to the terms of the Manufacturing Plant Transfer Agreement, (ii) collect rental income from certain property we used to own and which was being leased to one of Plastec’s subsidiaries until November 2019 when the former subsidiary of ours that held the property was disposed of to an unaffiliated third party pursuant to the terms of the Assets Disposal Agreement, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 and (iv) explore other investment opportunities. As of the date hereof, we have no plans or arrangements with respect to operations in which we might engage or business objectives which we might adopt and, accordingly, you will have no or little basis on which to evaluate our prospect as a going concern.

We do not have any sources of operating revenues.

Currently, we do not have any sources of operating revenues. As a result, there would be substantial doubt regarding our ability to remain as a going concern from a long-term perspective.

The audit report included in this Form 20-F was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection. We could be delisted or trading in our securities could be restricted if we do not have auditors that can timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.

As a public company with securities quoted on the OTC Pink Sheets, we are required to have our financial statements audited by an independent registered public accounting firm registered with the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers available for regular inspections to assess its compliance with the applicable professional standards. Since our auditors are located in Hong Kong, China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised Securities Law, the PCAOB currently does not have free access to inspect the work of our auditors. As a result, we have been conclusively identified by the Securities and Exchange Commission under the HFCAA. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, our investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

On December 18, 2020, the HFCAA was enacted. On June 22, 2021, the U.S. Senate passed the AHFCAA. In general, these acts require the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for two consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of Hong Kong, China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

On November 5, 2021, the SEC approved PCAOB Rule 6100, Board Determination Under the Holding Foreign Companies Accountability Act, effective immediately. The rule establishes “a framework for the PCAOB’s determinations under the HFCAA that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.”

On December 2, 2021, SEC announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provides certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A (Registered Public Accounting Firms Subject to the Mainland China Determination) and Appendix B (Registered Public Accounting Firms Subject to the Hong Kong Determination) the firms subject to the PCAOB’s determination in such jurisdictions. The audit report included in this Form 20-F for the year ended December 31, 2021, was issued by CZD CPA, an audit firm headquartered in Hong Kong, a jurisdiction that the PCAOB has determined that the PCAOB is unable to conduct inspections or investigate auditors. Our auditors CZD CPA are among those listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021 that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors in our ordinary shares may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. In addition, under the HFCAA and AHFCAA, our securities may be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditors are not inspected by the PCAOB for two consecutive years, and this ultimately could result in our securities being delisted. In the future, if we do not engage auditors that are subject to regular inspection by the PCAOB, our ordinary shares may be delisted or restricted from trading.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, which the PCAOB believes represents the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law.  The Statement of Protocol grants the PCAOB complete access in three important ways:

●	The PCAOB has sole discretion to select the firms, audit engagements and potential violations it inspects and investigates – without consultation with, nor input from, Chinese authorities.
●	Procedures are in place for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed.
●	The PCAOB has direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB inspection team is expected to begin testing the Statement of Protocol by mid-September 2022.  The PCAOB is then required to reassess its determinations discussed above by the end of 2022.  There is no assurance that the Statement of Protocol will be effective in accomplishing its stated goals.

The SEC may propose additional rules or guidance that could impact us if our auditors are not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA.

The enactment of the HFCAA and AHFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investors uncertainty for affected SEC registrants, including us, and the market price of our shares could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next two years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our securities will not be permitted for trading “over-the counter”. Such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Uncertainties with respect to the PRC legal system could adversely affect our business and/or the value of our securities.

We are not currently conducting any business or operations in mainland China. Moreover, our officers and directors are not engaging in any business operations or taking any position in mainland China on our behalf.  Jingtian & Gongcheng, our counsel as to PRC law, has advised us that based on the current PRC laws and regulations and our practical business operation and those of our officers and directors on our behalf, our company, directors and officers are not currently required to obtain any prior permission, approval or registration from any PRC governmental authorities for any foreign securities offering. As the PRC legal system is a civil law system based on written statutes, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China, the PRC government and authorities may propose new laws, regulations and policies or amendments and revision of such rules in the future. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy. As a result, we may be subject to certain risks relating to regulatory oversight by the PRC government in the future. This may significantly limit our ability to conduct business if we seek to do so in China. In particular, future changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice. The Chinese government may also intervene or influence our search for business opportunities at any time because certain of our directors and officers have significant ties to mainland China and Hong Kong and they may seek business opportunities in the future in such regions. This could significantly and negatively impact any securities offering or any registration of securities for resale and the value thereof. If applicable laws, regulations, or interpretations change and require us and/or our directors and officers to obtain such permissions or approvals in the future and we fail to obtain such permissions or approvals, Chinese regulatory authorities (a) may impose fines and penalties on us or our officers and directors and (b) may also take actions requiring our directors and officers, or making it advisable for our directors and officers, to terminate such offering. Uncertainties and/or negative publicity regarding such mandatory permission or approval requirements could have a material adverse effect on the trading price of our securities.

The Chinese government may intervene in or influence a PRC company’s business operations at any time or exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities.

Statements by the Chinese government in 2021 have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision and cooperation on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems on data security and cross-border transport and overseas listing of China-based companies. The PRC also proposed new rules or drafts of rules in 2021 that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over large China-based internet companies. On November 14, 2021, the CAC publicly solicited opinion on the Regulation on Network Data Security Management (Consultation Draft), which stipulated that data processors that undertake data processing activities using internet networks within China are required to apply for cybersecurity review if it conducts data processing activities that will or may have an impact on China’s national security. The review is mandatory if the data processor controls more than 1 million users’ personal information and intends to be listed in a foreign country, or if the data processor seeks to be listed in Hong Kong. As of the date of this Form 20-F, the Draft Regulation on Network Data Security Management has not been formally adopted. On December 28, 2021, the CAC, jointly with 12 departments under the State Council, implemented the Measures for Cybersecurity Review, which became effective on February 15, 2022. According to the Measures for Cybersecurity Review, (i) operators of critical information infrastructure purchasing network products and services, and data processors carrying out data processing activities that affect or may affect China’s national security, are required to conduct a cybersecurity review and (ii) internet platform operators who control more than 1 million users’ personal information must report to the Cyber Security Review Office for a cybersecurity review if it intends to be listed in a foreign country. On July 7, 2022, the CAC implemented the Measures for Security Assessment on Cross-border Data Transport, which will become effective on September 1, 2022. The Measures stipulate that the data processors shall apply for cross-border data security assessment if: (i) the data to be provided overseas is significant; (ii) any personal information to be provided overseas by operators of critical information infrastructure or by data processors who control more than 1 million users’ personal information; (3) any personal information of more than 100,000 individuals or any sensitive personal information of more than10,000 individuals in aggregate has been provided overseas since January 1 of the previous year; and (4) other circumstance prescribed by the CAC.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress, or SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information. On August 20, 2021, the SCNPC adopted the Personal Information Protection Law, which took effect as of November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the responsibilities for collection, processing, and use of personal information.

As of the date of this Form 20-F, we are not currently conducting any business or operations in mainland China. Moreover, our officers and directors are not engaging in any business operations or taking any position in mainland China on our behalf. Jingtian & Gongcheng, our counsel as to PRC law, has advised us that based on the current PRC laws and regulations and our practical business operation and those of our officers and directors on our behalf, our company, directors and officers are not currently required to obtain any prior permission, approval or registration from any PRC governmental authorities for any foreign securities offering, including the CAC or the CSRC, and their oversight will not impact our officers and directors or their activities on our behalf. Further, as none of our officers and directors has engaged in data activities or the processing personal information in China, we currently believe that the regulations or policies that have been issued by the CAC to date are not applicable to our officers and directors. However, such regulations and policies could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities. Additionally, uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change in the future. Any future action by the PRC government expanding the categories of industries, persons and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our business objectives or our ability to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Moreover, given the PRC authorities have significant discretion in interpreting and applying their laws, rules and regulations, if we undertake a transaction in the PRC that involves data security or an industry that the PRC government is focusing on, we could be subject to review by the CSRC, CAC or other applicable governmental agency. Such review could be time consuming, could cause us to incur significant costs in responding to such agencies and/or rectifying any potential issues noted by such agencies or completely abandon a potential transaction.

We may not be able to complete a transaction with a U.S. company since such transaction may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Kin Sun Sze-To, our Chairman of the Board of Directors, currently has beneficial ownership of approximately 78.3% of our issued and outstanding ordinary shares. We are therefore considered a “foreign person” under the regulations administered by CFIUS and will continue to be considered as such in the future for so long as he has the ability to exercise control over us for purposes of CFIUS’s regulations. As such, a transaction with a U.S. business may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If any potential transaction with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the transaction without notifying CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay a transaction, impose conditions to mitigate national security concerns with respect to such transaction or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, we may be adversely affected in terms of competing with other companies which do not have similar foreign ownership issues.

Government regulations in the PRC that limit or prohibit foreign investments in certain industries might limit the potential number of acquisition candidates.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an offshore special purpose vehicle formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law,” or the “Opinions”, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. Given the current regulatory environment in the PRC, if we look to consummate a transaction with a company that has major operations in China, we will be subject to the uncertainty of different interpretations and enforcement of the rules and regulations in the PRC, which may be adverse to us and adopted quickly with little advance notice.

While the application of the M&A Rules remains unclear, no official guidance and related implementation rules have been issued in relation to the Opinions. The interpretation and implementation of the Opinions also remains unclear at this stage. We believe that no prior permission is required under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for our consummating any securities offering. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of the current rules to require us to obtain CSRC or other PRC governmental approvals for any transaction with a business based in and primarily operating in China. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required and was not obtained, we or our post-business combination company may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of Plastec Technologies’ securities. Any of the foregoing may impair our ability to consummate a transaction or limit the number of attractive acquisition candidates.

We may face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises (if any) by their non-PRC holding companies.

On February 3, 2015, the PRC State Administration of Taxation, or SAT, issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax Deriving from the Indirect Transfers of Properties among Non-Resident Enterprises, or “Announcement 7”, which was further amended on December 1, 2017 and December 29, 2017. According to Announcement 7, where a non-resident enterprise indirectly transfers equities and other property of a Chinese resident enterprise (Indirect Transfer) to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose , such Indirect Transfer shall, in accordance with the PRC Enterprise Income Tax Law, be re-identified and recognized as a direct transfer of equities and other property of the Chinese resident enterprise and shall be taxed. The equities and other property of a Chinese resident enterprise mentioned above, or Chinese Taxable Property, refers to: (i) the assets of an “establishment or place” situated in the PRC; (ii) real property situated in the PRC; and (iii) equity interest in Chinese resident enterprises. The Announcement 7 has also elaborated how to determine that an Indirect Transfer has “a reasonable commercial purpose” and specified the legal consequences for failing to withhold and pay tax. If the transfer of interests of our wholly-owned subsidiary which holds the Chinese taxable property, i.e, the real property, be considered by the relevant tax authorities to be devoid of “a reasonable commercial purpose”, Announcement 7 may be interpreted and the entity or individual that has the direct liability for the relevant payment obligation to the equity transferor shall be identified as the withholding agent and obligated to pay the tax. Pursuant to the Announcement of the SAT on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source (“Announcement 37”), issued by SAT on October 17, 2017 with effect from December 1, 2017, if the withholding agent fails to withhold the tax that should have been withheld, the competent tax authority shall order the withholding agent to withhold the tax payable, and pursue the liability of the withholding agent according to the law; where there is a need to pursue tax payments from the taxpayer, it shall be handled by the competent tax authority at the place where the tax is accrued. Although we have agreed in the Assets Disposal Agreement that the Purchaser shall bear all the relevant taxes and charges, the failure or delay of the payment of tax by the Purchaser as the withholding agent may result in extra expenses of valuable resources for us to comply with Announcement 7, Announcement 37 or other related tax rules, which may have a material adverse effect on our business, results of operations and financial condition.

If we enter into a transaction utilizing a VIE structure, we could be subject to significant penalties or be forced to relinquish our interests in those operations or we could be unable to assert our contractual control rights over the assets of the post-combination target company, which could cause the value of Plastec Technologies’ securities to depreciate significantly or become worthless.

We have not historically utilized, and do not currently intend to enter into any transaction in the future utilizing, a VIE structure.  Notwithstanding the foregoing, we are not prohibited from doing so if we determine that such a transaction would be beneficial to us and our shareholders.  The PRC government recently initiated drafts of regulatory actions and statements to regulate business operations in China including enhancing supervision over China-based companies listed overseas (including those using a VIE structure). However, since these statements and regulatory actions have not been published officially it is not known how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations, or detailed implementations and interpretations, will be modified or promulgated, if any, as a result thereof.

If we were to enter into a transaction utilizing a VIE structure, under relevant regulations and policies applicable at that time, the relevant regulatory authorities might have the discretion to:

●revoke the business and operating licenses of the potential future target business;

●confiscate relevant income and impose fines and other penalties;

●discontinue or restrict the operations of the potential future target business;

●require us or the potential future target business to restructure the relevant ownership structure or operations;

●restrict or prohibit our use of capital to finance our businesses and operations in the relevant jurisdiction; or

●impose conditions or requirements with which we or the potential future target business may not be able to comply.

Any of the foregoing could have a material adverse effect on our operations and the value of Plastec Technologies’ securities.

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

U.S. laws and regulations may restrict or eliminate our ability to complete a transaction with certain companies.

Future developments in U.S. laws may restrict our ability or willingness to complete certain transactions with companies. For instance, as described above, the recently enacted HFCAA and AHFCAA would restrict our ability to consummate a business combination with a target business unless that business met certain standards of the PCAOB and would require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm for certain time periods. The HFCAA also requires public companies to disclose, among other things, whether they are owned or controlled by a foreign government, specifically, those based in China. We may not be able to consummate a transaction with a favored target business due to these laws.

Risks Related to Us and Securities of Plastec Technologies

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

As a result of all of the above, shareholders may have more difficulty in protecting their interests than they would as public shareholders of a United States company.

Investors may have difficulty enforcing judgments against members of our management because they reside outside the United States, including in Hong Kong.

Our directors and officers are nationals or residents of jurisdictions other than the United States, including Hong Kong.  As a result, it may not be possible for investors in the United States to enforce their legal rights or to effect service of process upon our directors or officers.  A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside, and the judicial recognition process may be time-consuming. It may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our officers and directors.

In particular, service of process upon Hong Kong-based individuals may be difficult to obtain. There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against Hong Kong-based individuals predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against Hong Kong-based individuals predicated upon the securities laws of the United States or any state in the United States. Currently, Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

We may be treated as a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.

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

A national securities exchange may not list the securities of Plastec Technologies, or if a national securities exchange does grant such listing, it could thereafter delist its securities, which could limit investors’ ability to make transactions in its securities and subject us to additional trading restrictions.

We may consider applying to have the ordinary shares of Plastec Technologies listed on a national securities exchange if circumstances permit. However, there is no assurance that such an application will be made or that we will be successful in our efforts to have such securities listed. If a national securities exchange does not list such securities or if it grants such listing and thereafter delists such securities, we could face significant material adverse consequences, including:

●	A limited availability of market quotations for such securities;
●	A reduced liquidity with respect to such securities;
●	A determination that our ordinary shares are “penny stocks” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for such shares;
●	A limited amount of news and analyst coverage for us; and
●	A decreased ability to issue additional securities or obtain additional financing in the future.

If Plastec Technologies’ ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in its securities may be adversely affected.

If at any time we have net tangible assets of $5,000,000 or less and Plastec Technologies’ ordinary shares have a market price per share of less than $5.00, transactions in such ordinary shares may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

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

If Plastec Technologies’ ordinary shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in such securities may be adversely affected. As a result, the market price of such securities may be depressed, and you may find it more difficult to sell such securities.

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

One of our directors and officers controls a significant amount of ordinary shares of Plastec Technologies and his interests may not align with the interests of our other shareholders.

Kin Sun Sze-To, our Chairman of the Board of Directors, currently has beneficial ownership of approximately 78.3% of issued and outstanding ordinary shares of Plastec Technologies. This significant concentration of share ownership may adversely affect or reduce the trading price of its ordinary shares because investors often perceive a disadvantage in owning shares in a company with one or several controlling shareholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring shareholders’ approvals, including electing directors and approving mergers or other business combination transactions. These actions may be taken even if they are opposed by our other shareholders. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company.

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

The market price for Plastec Technologies’ shares may be volatile.

The market price for Plastec Technologies’ shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our operating results and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;

●	fluctuations of exchange rates between the RMB, the Hong Kong dollar and the U.S. dollar.

Volatility in the price of Plastec Technologies’ shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices have been and continue to be extremely volatile. Volatility in the price of Plastec Technologies’ shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against such company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

If we do not pay dividends, shareholders may benefit from an investment in Plastec Technologies’ shares only if those shares appreciate in value.

The payment of dividends in the future, of which there can be no assurance, will be entirely within the sole discretion of our board of directors and will largely be contingent upon our cash flow needs for future development; all of which may be adversely affected by one or more of the factors described herein. Accordingly, we may not declare or pay additional dividends in the future. Even if the board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant. If we determine not to pay any dividends in the future, realization of a gain on shareholders’ investments will depend on the appreciation of the price of Plastec Technologies’ shares, and there is no guarantee that such shares will appreciate in value.

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

From the consummation of our IPO until August 6, 2010, we were searching for a suitable target business to acquire. On August 6, 2010, we entered into an agreement and plan of reorganization, or “Merger Agreement,” with Plastec, each of the former Plastec shareholders and our merger subsidiary, which provided, among other things, that our wholly owned subsidiary would merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours. The Merger Agreement was subsequently amended in September 2010 and December 2010 but continued to provide for our wholly owned subsidiary to merge with and into Plastec, with Plastec surviving as a wholly owned subsidiary of ours then. On December 10, 2010, we held an extraordinary general meeting of our shareholders, at which our shareholders approved the merger and other related proposals. On December 16, 2010, we closed the merger. At the closing, we issued to the former shareholders of Plastec an aggregate of 7,054,583 ordinary shares and agreed to issue the former Plastec shareholders an aggregate of 9,723,988 additional earnout shares upon the achievement by Plastec of certain net income earnout targets. Also at the closing, 2,615,732 of the public shares sold in our IPO were converted into cash and cancelled based on the election of the holders to exercise their conversion rights. In connection with the merger, our business then became the business of Plastec and we changed our name to “Plastec Technologies, Ltd.” On April 30, 2011, we further amended the Merger Agreement to remove certain earnout provisions contained within it and to issue an aggregate of 7,486,845 ordinary shares to the former Plastec shareholders. We subsequently repurchased from one of the former Plastec shareholders an aggregate of 1,570,000 shares.

In connection with the merger with Plastec, we amended the terms of the escrow agreement with the initial shareholders to include in escrow an aggregate of 2,418,878 of the insider warrants and to provide additional restrictions on the release from escrow of all of the securities, including the requirement to raise certain financing by December 16, 2011. On December 16, 2011, the escrow agreement was again amended and the date on which the required financing was needed by was extended to March 16, 2012. No funds were ultimately raised and as a result, a total of 806,293 initial shares and the entire 2,418,878 insider warrants held in escrow were automatically repurchased by us for an aggregate consideration of $0.01 and cancelled.

In December 2011, we announced the establishment of a repurchase program (the “2011 Repurchase Program”). Under the 2011 Repurchase Program, which was subsequently extended and expanded, we were allowed to repurchase up to $5.0 million of Plastec Technologies’ ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed. At the completion of the 2011 Repurchase Program on September 25, 2013, we had repurchased 832,765 ordinary shares and 85,000 public warrants.

In September 2013, we announced a new repurchase program (the “2013 Repurchase Program”). Under the 2013 Repurchase Program, which was subsequently extended and expanded, we are allowed to repurchase up to $5.0 million of Plastec Technologies’ units, ordinary shares and public warrants in both open market and privately negotiated transactions at the discretion of our management and as market conditions allowed. The 2013 Repurchase Program (as extended) is currently valid through September 25, 2023 and so far we have repurchased 586,010 ordinary shares and 547,600 public warrants under the 2013 Repurchase Program.

On November 18, 2014, all issued and outstanding public warrants, insider warrants and unit purchase options expired and are no longer outstanding.

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholder interests in Plastec for an aggregate Transfer Price of RMB 1,250,000,000 (or US$195,312,500), in cash. Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The Remaining Amount of RMB 375,000,000 (or US$58,593,750) was deposited into a bank account supervised and administered by SYB and us jointly. Payments from the bank account were to be made to us upon Plastec achieving the Performance Commitments as described below:

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

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$17,695,312) of the Remaining Amount on June 1, 2017 in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$19,434,375) of the Remaining Amount on May 25, 2018 in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$21,464,063) of the Remaining Amount on May 30, 2019 in accordance with the terms of the Agreement.

On March 30, 2018, Viewmount entered into the Manufacturing Plant Transfer Agreement with Plastec (then a wholly owned subsidiary of SYB) pursuant to the terms and conditions of which Viewmount was to transfer the ownership interests in certain of its former subsidiaries holding the newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries to Plastec for a total consideration of approximately HK$70,000 (or US$8,974), representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

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

On November 20, 2019, the parties consummated the transactions contemplated by the Assets Disposal Agreement and Viewmount also received from the Purchaser HK$112,035,429.35 (or US$14,363,517) representing all amounts due from the former subsidiary disposed of.

Other than dividends issued to our shareholders, there have not been any material changes to our business activities, initiatives, transactions or events since the disposal of assets that occurred in 2019 pursuant to the Assets Disposal Agreement.

As discussed above, we are not a company that was formed under the laws of the PRC or Hong Kong. We are a Cayman Islands exempted holding company with current minimal operations conducted by our British Virgin Islands subsidiary, Viewmount. Viewmount currently has three dormant subsidiaries that conduct no business or operations. None of these subsidiaries were formed under the laws of the PRC. Although one of these subsidiaries was formed under the laws of Hong Kong, it is dormant and inactive. As a result, Plastec Technologies: (a) does not have any active or operating subsidiaries, branches or VIEs in the PRC and does not engage in any operating business in the PRC, (b) does not own or lease any material properties, rights or interests in the PRC, and (c) has no business transactions or relationships with PRC entities. Accordingly, we are not currently subject to any PRC laws or regulations and the PRC legal system would not have any material effect on us or the limited operations we currently conduct outside of the PRC.

B. Business Overview

Following consummation of the transactions described above, our only operations have generally been to (i) complete the construction of a manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 as described below, (ii) collect rental income from certain property we used to own and which was being leased to one of Plastec’s subsidiaries until November 2019 when the former subsidiary of ours that held the property was disposed of to an unaffiliated third party as described below, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 and (iv) to explore other investment opportunities.

In accordance with the terms of the Agreement, we caused Viewmount to enter into the Manufacturing Plant Transfer Agreement on March 30, 2018. Pursuant to the terms and conditions of the Manufacturing Plant Transfer Agreement, Viewmount was to transfer the ownership interests in certain of its former subsidiaries holding the newly established manufacturing plant in Kai Ping, China through their PRC subsidiaries to Plastec for a total consideration of approximately HK$70,000 (or US$8,974), representing the actual registered capital injected by Viewmount into the relevant subsidiaries.

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

On November 20, 2019, the parties consummated the transactions contemplated by the Assets Disposal Agreement and Viewmount also received from the Purchaser HK$112,035,429.35 (or US$14,363,517) representing all amounts due from the former subsidiary disposed of.

Other than dividends issued to our shareholders, there have not been any material changes to our business activities, initiatives, transactions or events since the disposal of assets that occurred in 2019 pursuant to the Assets Disposal Agreement.

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

C. Organizational Structure

As discussed above, we are not a company that was formed under the laws of the PRC or Hong Kong. We are a Cayman Islands exempted holding company with current minimal operations conducted by our British Virgin Islands subsidiary, Viewmount. Viewmount currently has three dormant subsidiaries that conduct no business or operations. None of these subsidiaries were formed under the laws of the PRC. Although one of these subsidiaries was formed under the laws of Hong Kong, it is dormant and inactive. As a result, Plastec Technologies: (a) does not have any active or operating subsidiaries, branches or VIEs in the PRC and does not engage in any operating business in the PRC, (b) does not own or lease any material properties, rights or interests in the PRC, and (c) has no business transactions or relationships with PRC entities. Accordingly, we are not currently subject to any PRC laws or regulations and the PRC legal system would not have any material effect on us or the limited operations we currently conduct outside of the PRC. The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Form 20-F.

Operating cash of our company was historically held by our subsidiaries in connection with their prior business activities and was transferred among entities as was needed for operational purposes. We did not face any material difficulties or limitations on the ability to transfer funds between us and our subsidiaries at such time. Since no operations are currently being conducted by us and our subsidiaries, any cash is currently expected to remain with us and/or our subsidiaries. Further, the existing bank balances of our company and at each of our subsidiaries is sufficient to meet its respective payment requirements and as a result, there is no need to transfer any funds between entities. Because we have no current intention to transfer funds among entities, we do not have any cash management policies or procedures in place that dictate the permissible amount of, or process for, fund transfers among entities.

The transfer of funds between our subsidiaries and us in order to pay dividends is not currently subject to any special restrictions or requirements other than customary corporate requirements such as the amount of the dividend not exceeding a company’s available retained earnings. To date, we have declared and paid an aggregate of approximately US$261,350,200, or approximately US$20.20 per share, to our shareholders as dividends.

Our principal executive offices are located in Hong Kong and our directors and officers have significant ties to mainland China and Hong Kong. As a result, we may be subject to certain risks relating to regulatory oversight by the PRC government in the future. In particular, changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice. The Chinese government may also intervene or influence our potential business operations at any time because our directors and officers have significant ties to mainland China and Hong Kong.

Since we are a Cayman Islands company, as opposed to a company formed under the laws of the PRC or Hong Kong, and have no current operating business in mainland China or Hong Kong, Jingtian & Gongcheng, our counsel as to PRC law, has advised us that we are not required to obtain permission from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other governmental agency in China. Moreover, because our officers and directors are not engaging in any business operations or taking any position in mainland China on our behalf, our officers and directors are not covered by any Chinese permissions requirements with respect to our current limited business operations. Accordingly, as of the date of this Form 20-F, we have not applied or received any permission or approvals for any foreign securities offering. However, if applicable laws, regulations, or interpretations change or if we learn we mistakenly did not obtain any necessary approval for any foreign securities offering thereby requiring us and/or our directors and officers to obtain such permissions or approvals in the future, these regulatory authorities (a) may impose fines and penalties on us and our officers and directors and (b) may also take other actions requiring our directors and officers, or making it advisable for directors and officers, to take certain actions with respect to our company. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of Plastec Technologies’ securities or render them worthless.

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

Following consummation of the divestment transactions on October 11, 2016 and pursuant to the terms of the Agreement more particularly described in Item 4.A of this Form 20-F, we no longer own Plastec with the result that our only operations have generally been to (i) complete the construction of our manufacturing plant in Kai Ping, China which was disposed of and transferred to Plastec upon its establishment on April 20, 2018 pursuant to the terms of the Manufacturing Plant Transfer Agreement, (ii) collect rental income from certain property we used to own and which was being leased to one of Plastec’s subsidiaries until November 2019 when the former subsidiary of ours that held the property was disposed of pursuant to the terms of the Assets Disposal Agreement, (iii) collect the payments upon Plastec achieving the performance targets for the years ended December 31, 2016 through 2018 and (iv) to explore other investment opportunities.

To date, we have not identified any investment opportunities, the pursuit of which we believe would be advantageous to us to supplement our current minimal operations. As a result, we cannot assure you that we will be able to locate any such investment opportunity in the future and accordingly there is no current basis for you to evaluate the possible merits or risks of any investment opportunity we may ultimately pursue. Although we do not currently intend to consummate a transaction with a business in the PRC, we are not prohibited from doing so in the future if we determine such a transaction would be beneficial to us and our shareholders.

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

We have not historically utilized, and do not currently intend to enter into any transaction in the future utilizing, a VIE structure.  Notwithstanding the foregoing, we are not prohibited from doing so if we determine that such a transaction would be beneficial to us and our shareholders.  If we entered into a transaction in the future utilizing a VIE, we would be subject to the related risks applicable to companies that utilize such entities including but not limited to the fact that our investors may never directly hold equity interests in the VIE and instead only hold interests in a holding company and the possibility that the Chinese regulatory authorities could disallow the VIE structure entirely, which could result in limiting the target companies available to us, or result in a material change in our operations and/or the value of Plastec Technologies’ ordinary shares if we have completed a transaction with a company with major operations in China through a VIE structure.  Additionally, the PRC government recently initiated drafts of regulatory actions and statements to regulate business operations in China including enhancing supervision over China-based companies listed overseas using a VIE structure. However, since these statements and regulatory actions have not been published officially, it is not known how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations, or detailed implementations and interpretations, will be modified or promulgated, if any, as a result thereof. Any of the foregoing could adversely affect us if we determine to enter into a transaction utilizing a VIE structure.

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

Other income

Prior to November 2019, we had rental revenues derived from certain parcels of land (together with industrial building and premises for dormitory purpose built thereon) located in Furong Industrial District, Furongmei Area, Shajing Street, Xinqiao Village,

Bao’an District, Shenzhen City, Guangdong Province of the PRC, which were being leased to one of Plastec’s subsidiaries under certain tenancy agreements.

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

Liquidity and Capital Resources

Our operations have been generally funded through a combination of net cash generated from past operations and equity capital. We believe that we have adequate working capital to finance our current operations.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth, as of May 3, 2022, certain information regarding beneficial ownership of Plastec Technologies’ shares by each person who is known by us to beneficially own more than 5% of such shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

ITEM 9.    THE OFFER AND LISTING.

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Plastec Technologies’ ordinary shares are quoted under the symbols “PLTYF” on the OTC Bulletin Board.

We may consider applying to have Plastec Technologies’ ordinary shares listed on a national securities exchange, if circumstances permit. We can provide no assurance, however, that we will so apply, that any such exchange will approve our application, if made, or that such ordinary shares will ever become so listed.

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

U.S. Taxation

With respect to the U.S. federal income tax matters discussed, this summary only applies to you if you are a beneficial owner of our ordinary shares and, for U.S. federal income tax purposes, all of the following three points apply to you:

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
●	You hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment).

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

Moreover, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (“Code”), the U.S. Treasury Department regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate, or U.S. state or local or non-U.S. tax laws.

This summary does not address all potential tax implications that may be relevant to you as a holder, in light of your particular circumstances. You should consult your tax advisor concerning the overall U.S. federal, state and local and non-U.S. tax consequences of your investment in our ordinary shares.

We have not sought, and will not seek, any ruling from the Internal Revenue Service (or “IRS”) or any opinion of counsel with respect to the tax consequences discussed below. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding our securities, we urge you to consult your tax advisor.

Taxation of Dividends

Subject to the PFIC rules discussed below, for U.S. federal income tax purposes, the gross amount of any dividend we pay on our ordinary shares will be included in your gross income as dividend income to the extent paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. You must include the gross amount treated as a dividend in income in the year the dividend is paid to you. Cash dividends paid on our ordinary shares will be taxable at ordinary U.S. federal income tax rates. Dividends paid on our ordinary shares will not qualify for the preferential rates of U.S. federal income tax applicable to non-corporate U.S. holders because our shares are currently quoted only on the OTC Bulletin Board and are not treated as readily tradable on an established securities market in the United States.

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

●	First, as a tax-free return of capital to the extent of your basis (determined for U.S. federal income tax purposes) in your ordinary shares which will reduce your adjusted tax basis of your ordinary shares. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those ordinary shares.
●	Second, the balance of the distribution in excess of your adjusted tax basis will be taxed as capital gain from the sale or exchange of such ordinary shares.

Dividends paid by us will be taxable to a corporate U.S. holder at regular rates and will not give rise to any dividends-received deduction generally allowed to a U.S. corporation under Section 243 of the Code.

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

Unearned Income Medicare Tax

A 3.8% Medicare contribution tax will generally apply to all or some portion of net investment income of a non-corporate U.S. holder with adjusted gross income that exceeds a threshold amount. Net investment income includes dividend income and realized capital gains.

U.S. Information Reporting and Backup Withholding

In general, if you are a non-corporate U.S. holder of our ordinary shares (or do not come within certain other exempt categories), information reporting requirements will apply to distributions paid to you and proceeds from the sale, exchange, redemption or disposal of your ordinary shares. U.S. holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Additionally, if you are a non-corporate U.S. holder of our ordinary shares (or do not come within certain other exempt categories) you may be subject to backup withholding at the current applicable rate with respect to such payments, unless you provide a correct taxpayer identification number, and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

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

Disclosure of Information with Respect to Foreign Financial Assets

Certain U.S. holders are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the Internal Revenue Service. In general, U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares) with an aggregate value exceeding $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations) will report information about those assets on IRS Form 8938, which must be attached to the taxpayer’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties. Additionally, in the event an individual U.S. holder that is required to file Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. You should consult your own tax advisor concerning the effect, if any, of holding your ordinary shares on your obligation to file Form 8938.

Passive Foreign Investment Company

In general, we would be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

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

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder, may have to file an Internal Revenue Service Form 8621 (whether or not a QEF or mark-to market election is made) and such other information as may be required by the U.S. Treasury Department.

As a result of the disposition of all of our shareholdings in Plastec in October 2016 and based on the expected composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries and our current plans of operation, we are expected to be treated as a PFIC. However, our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge investors who are U.S. holders to consult their own tax advisors regarding the possible application of the PFIC rules.

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

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Plastec Technologies’ securities trade directly on U.S. markets and do not trade through the use of American depositary receipts.

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

ITEM 16E.    PURCHASES OF SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In November 2011, our board of directors approved a $5.0 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5.0 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015. On August 6, 2015, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016, under which period, all warrants (insider or public) expired on November 18, 2014. On August 5, 2016, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2019, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. On August 20, 2020, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2021. On August 5, 2021, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2022. On August 8, 2022, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2023. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

Dated: September 6, 2022

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

4.5	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.6	Share Transfer Agreement (included as Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 30, 2018 and incorporated herein by reference)
4.7	Agreement, dated November 15, 2019 (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer filed on November 15, 2019 and incorporated herein by reference)
4.8	Description of Securities of the Registrant*
8.1	List of Subsidiaries as of May 3, 2022*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

*Previously filed.