Form 20-F
period 2022-12-31
Plastec Technologies, Ltd.
filed 2023-05-30
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2022, which are included in Item 18 to this Form 20-F.

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

The remaining RMB 375,000,000 (or US$54,347,826) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account, supervised and administered by SYB and us jointly. Payments from the bank account were to be made to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”). See below for further information.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016, 2017 and 2018

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$16,413,043) of the Remaining Amount on June 1, 2017 in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$18,026,087) of the Remaining Amount on May 25, 2018 in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$19,908,696) of the Remaining Amount on May 30, 2019 in accordance with the terms of the Agreement.

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

Recent PCAOB Developments

On December 16, 2021, the Public Company Accounting Oversight Board (“PCAOB”) issued a report on its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCAA”). The report further listed in its Appendix A (Registered Public Accounting Firms Subject to the Mainland China Determination) and Appendix B (Registered Public Accounting Firms Subject to the Hong Kong Determination) the firms subject to the PCAOB’s determination in such jurisdictions. Our auditors, Centurion ZD CPA & Co. (“CZD CPA”), an audit firm headquartered in Hong Kong, were among those listed by the PCAOB Hong Kong Determination - a determination announced by the PCAOB on December 16, 2021 that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Due to the foregoing, we were conclusively identified by the Securities and Exchange Commission under the HFCAA on June 7, 2022. As a result, we and investors in the ordinary shares of Plastec Technologies were at the time deprived of the benefits of such PCAOB inspections, which could cause investors in the ordinary shares of Plastec Technologies to lose confidence in our reported financial information and the quality of our financial statements. In addition, under the HFCAA and the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was passed by the U.S. Senate in June 2021, as a Commission-Identified issuer (defined below), Plastec Technologies’ securities could have been prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditors are not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted.

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

The PCAOB inspection team began testing the Statement of Protocol in September 2022. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. Consequentially, the PCAOB vacated its 2021 determinations to the contrary. As a result, until such time as the PCAOB issues a new determination, the Securities and Futures Commission will not provisionally or conclusively identify any issuer as a “Commission-Identified Issuer” if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022 and no such issuers are at risk of having their securities subject to a trading prohibition under the HFCAA.

There is, however, no assurance that the Statement of Protocol will be effective in accomplishing its stated goals in 2023 and beyond. If, in the future, we do not or are unable to engage auditors that are subject to regular inspection by the PCAOB, the ordinary shares of Plastec Technologies may be delisted or unable to be traded.

Risks Affecting Our Company

An investment in the securities of Plastec Technologies involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of the securities of Plastec Technologies could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	We have limited operations after the divestment of our ownership interest in Plastec and, accordingly, you will have no or little basis on which to evaluate our prospect as a going concern.

●	We could be delisted or trading in our securities could be restricted if we do not have auditors that can timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.
●	Uncertainties with respect to the PRC legal system could adversely affect our business and/or the value of our securities.
●	The Chinese government may intervene in or influence a PRC company’s business operations at any time or exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities.
●	We may not be able to complete a transaction with a U.S. company since such transaction may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.
●	Government regulations in the PRC that limit or prohibit foreign investments in certain industries might limit the potential number of acquisition candidates.
●	If we enter into a transaction utilizing a VIE structure, we could be subject to significant penalties or be forced to relinquish our interests in those operations or we could be unable to assert our contractual control rights over the assets of the post-combination target company, which could cause the value of Plastec Technologies’ securities to depreciate significantly or become worthless.
●	We are vulnerable to foreign currency exchange risk exposure.
●	We intend to explore other currently unidentified investment opportunities and, accordingly, we are unable to currently ascertain the merits or risks of any such investment opportunity.
●	Our search for other unidentified investment opportunities may be materially adversely affected by pandemic or other adverse events.
●	U.S. laws and regulations may restrict or eliminate our ability to complete a transaction with certain companies.
●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
●	Investors may have difficulty enforcing judgments against members of our management because they reside outside the United States, including in Hong Kong.
●	We may be treated as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.
●	A national securities exchange may not list the securities of Plastec Technologies, or if a national securities exchange does grant such listing, it could thereafter delist its securities, which could limit investors’ ability to make transactions in its securities and subject us to additional trading restrictions.
●	If Plastec Technologies’ ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in its securities may be adversely affected.
●	If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of Plastec Technologies’ ordinary shares may be adversely affected.
●	Our executive officers have limited experience managing a public company subject to United States securities laws and preparing financial statements in U.S. GAAP.

●	One of our directors and officers controls a significant amount of ordinary shares of Plastec Technologies and his interests may not align with the interests of our other shareholders.
●	Our executive officers have become affiliated with SYB following divestment of our shareholdings in Plastec and have thereafter allocated their time in pursuit of businesses of Plastec thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to remain as a going concern.
●	Our ability to consummate any investment opportunity will be dependent on the efforts of our key personnel.
●	Because of our limited resources, other companies may have a competitive advantage in locating and consummating investment opportunities.
●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business.
●	Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
●	Volatility in the price of Plastec Technologies’ shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.
●	If we do not pay dividends, shareholders may benefit from an investment in Plastec Technologies’ shares only if those shares appreciate in value.
●	We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

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

On December 2, 2021, SEC announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provides certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC identifies Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued a report on its determinations that PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A (Registered Public Accounting Firms Subject to the Mainland China Determination) and Appendix B (Registered Public Accounting Firms Subject to the Hong Kong Determination) the firms subject to the PCAOB’s determination in such jurisdictions. Our auditors CZD CPA were among those listed by the PCAOB Hong Kong Determination - a determination announced by the PCAOB on December 16, 2021 that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The lack of access to the PCAOB inspection in China or Hong Kong at the time as reported by PCAOB prevented the PCAOB from fully evaluating audits and quality control procedures of the auditors based in both jurisdictions. Due to the foregoing, we were conclusively identified by the Securities and Exchange Commission under the HFCAA on June 7, 2022. As a result, investors in our ordinary shares were then deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China or Hong Kong at the time made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of both jurisdictions that were subject to the PCAOB inspections. In addition, under the HFCAA and AHFCAA, as a Commission-Identified Issuer at the time, our securities could be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditors are not inspected by the PCAOB for two consecutive years, and this ultimately could result in our securities being delisted.

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

The PCAOB inspection team began testing the Statement of Protocol in September 2022. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. Consequentially, the PCAOB vacated its 2021 determinations to the contrary. As a result, until such time as the PCAOB issues a new determination, the Securities and Futures Commission will not provisionally or conclusively identify an issuer as a “Commission-Identified Issuer” if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022 and no such issuers are at risk of having their securities subject to a trading prohibition under the HFCAA.

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

The enactment of the HFCAA and AHFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China or Hong Kong could cause investors uncertainty for affected SEC registrants, including us, and the market price of our shares could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors, or at all, in the future is subject to substantial uncertainty and depends on a number of factors out of our control. If , in the future, we do not or are unable to engage auditors that are subject to regular inspection by the PCAOB, the ordinary shares of Plastec Technologies may be delisted or unable to be traded “over-the counter”. Such a delisting or inability to trade the ordinary shares of Plastec Technologies would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares. Also, such a delisting or inability to trade would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

Statements by the Chinese government in 2021 have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision and cooperation on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems on data security and cross-border transport and overseas listing of China-based companies. The PRC also proposed new rules or drafts of rules in 2021 that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over large China-based internet companies. On November 14, 2021, the CAC publicly solicited opinion on the Regulation on Network Data Security Management (Consultation Draft), which stipulated that data processors that undertake data processing activities using internet networks within China are required to apply for cybersecurity review if it conducts data processing activities that will or may have an impact on China’s national security. The review is mandatory if the data processor controls more than 1 million users’ personal information and intends to be listed in a foreign country, or if the data processor seeks to be listed in Hong Kong. As of the date of this Form 20-F, the Draft Regulation on Network Data Security Management has not been formally adopted. On December 28, 2021, the CAC, jointly with 12 departments under the State Council, implemented the Measures for Cybersecurity Review, which became effective on February 15, 2022. According to the Measures for Cybersecurity Review, (i) operators of critical information infrastructure purchasing network products and services, and data processors carrying out data processing activities that affect or may affect China’s national security, are required to conduct a cybersecurity review and (ii) internet platform operators who control more than 1 million users’ personal information must report to the Cyber Security Review Office for a cybersecurity review if it intends to be listed in a foreign country. On July 7, 2022, the CAC implemented the Measures for Security Assessment on Cross-border Data Transport, which took effect in September 2022. The Measures stipulate that the data processors shall apply for cross-border data security assessment if: (i) the data to be provided overseas is significant; (ii) any personal information to be provided overseas by operators of critical information infrastructure or by data processors who control more than 1 million users’ personal information; (3) any personal information of more than 100,000 individuals or any sensitive personal information of more than10,000 individuals in aggregate has been provided overseas since January 1 of the previous year; and (4) other circumstance prescribed by the CAC.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), which became effective on March 31, 2023. The Trial Measures require that a PRC domestic enterprise seeking to offer and list its securities overseas, including direct and indirect issuance and listing (“Overseas Offering and Listing”), shall complete the filing procedures and submit the relevant information to the CSRC. The recognition of overseas indirect issuance and listing of PRC domestic enterprises shall follow the principle of substance over form. If the issuer meets both of the following circumstances, it shall be deemed an overseas indirect issuance and listing: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China.

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law,” or the “Opinions”, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. Furthermore, the newly promulgated Trial Measures require that a PRC domestic enterprise shall file with the CSRC for its Overseas Offering and Listing through acquisitions, share swaps or other methods. Given the current regulatory environment in the PRC, if we look to consummate a transaction with a company that has major operations in China, we may be subject to the uncertainty of different interpretations and enforcement of the rules and regulations in the PRC, which may be adverse to us and adopted quickly with little advance notice.

While the application of the M&A Rules remains unclear, no official guidance and related implementation rules have been issued in relation to the Opinions and the Trial Measures are newly promulgated. The interpretation and implementation of the Opinions and the Trial Measures also remain unclear at this stage. We believe that no prior permission is required under the M&A Rules, the Opinions or the Trial Measures from any PRC governmental authorities (including the CSRC) for our consummating any securities offering. However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of the current rules to require us to obtain CSRC or other PRC governmental approvals for any transaction with a business based in and primarily operating in China. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required and was not obtained, we or our post-business combination company may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of Plastec Technologies’ securities. Any of the foregoing may impair our ability to consummate a transaction or limit the number of attractive acquisition candidates.

If we enter into a transaction utilizing a VIE structure, we could be subject to significant penalties or be forced to relinquish our interests in those operations or we could be unable to assert our contractual control rights over the assets of the post-combination target company, which could cause the value of Plastec Technologies’ securities to depreciate significantly or become worthless.

We have not historically utilized, and do not currently intend to enter into any transaction in the future utilizing, a VIE structure. Notwithstanding the foregoing, we are not prohibited from doing so if we determine that such a transaction would be beneficial to us and our shareholders. For PRC domestic companies utilizing a VIE structure that apply for the Overseas Offering and Listing, the CSRC will consult the relevant authorities and it holds the view that such PRC domestic companies shall file with the CSRC under the Trial Measures for its Overseas Offering and Listing. However, since no specific laws or regulations on VIE structures have been published officially, it is not known what rules or detailed implementations and interpretations will be promulgated on domestic companies utilizing VIE structures.

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

Our search for other unidentified investment opportunities may be materially adversely affected by pandemic or other adverse events.

The coronavirus (COVID-19) pandemic adversely affected the economies and financial markets worldwide over the past few years. Our operations could be materially affected by the occurrence of, and disruptions posed by, new variants of COVID-19 or other adverse events such as global financial or banking crises, geopolitical tensions, wars, terrorist attacks, natural disasters or a significant outbreak of other infectious diseases or pandemics in the future.

In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by any of the foregoing events, including, as a result of increased market volatility and a decline in real activity, decreased market liquidity in third-party financing being unavailable on terms acceptable to us or at all.

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

Principal Legal Advisers

Our principal legal adviser in the United States is Graubard Miller, located at 405 Lexington Avenue, 44th Floor, New York, New York 10174. Our principal legal adviser in the Cayman Islands is Maples and Calder (Cayman) LLP, located at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our principal legal adviser in the People’s Republic of China is Jingtian & Gongcheng, located at 34/F, Tower 3, China Central Place, 77 Jianguo Road, Chaoyang District, Beijing 100025 People’s Republic of China.

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

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholder interests in Plastec for an aggregate Transfer Price of RMB 1,250,000,000 (or US$181,159,420), in cash. Of the Transfer Price, RMB 875,000,000 (or US$126,811,594) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The Remaining Amount of RMB 375,000,000 (or US$54,347,826) was deposited into a bank account supervised and administered by SYB and us jointly. Payments from the bank account were to be made to us upon Plastec achieving the Performance Commitments as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB 113,250,000 (US$16,413,043)
2017	HK$177,088,000	RMB 124,380,000 (US$18,026,087)
2018	HK$195,408,000	RMB 137,370,000 (US$19,908,696)

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB 113,250,000 (or US$16,413,043) of the Remaining Amount on June 1, 2017 in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB 124,380,000 (or US$18,026,087) of the Remaining Amount on May 25, 2018 in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB 137,370,000 (or US$19,908,696) of the Remaining Amount on May 30, 2019 in accordance with the terms of the Agreement.

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

We have not historically utilized, and do not currently intend to enter into any transaction in the future utilizing, a VIE structure. Notwithstanding the foregoing, we are not prohibited from doing so if we determine that such a transaction would be beneficial to us and our shareholders. If we entered into a transaction in the future utilizing a VIE, we would be subject to the related risks applicable to companies that utilize such entities including but not limited to the fact that our investors may never directly hold equity interests in the VIE and instead only hold interests in a holding company and the possibility that the Chinese regulatory authorities could disallow the VIE structure entirely, which could result in limiting the target companies available to us, or result in a material change in our operations and/or the value of Plastec Technologies’ ordinary shares if we have completed a transaction with a company with major operations in China through a VIE structure. Additionally, for PRC domestic companies utilizing VIE structures that apply for the Overseas Offering and Listing, the CSRC will consult the relevant authorities and it holds the view that such PRC domestic companies shall file with the CSRC under the Trial Measures for its Overseas Offering and Listing. However, since no specific laws or regulations have been published officially, it is not known what rules or detailed implementations and interpretations will be promulgated on PRC domestic companies with VIE structures. Any of the foregoing could adversely affect us if we determine to enter into a transaction utilizing a VIE structure.

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

Tax accounting

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes for all open years subject to any statute of limitations in each of the jurisdictions in which we operate. Significant judgment is required in evaluating and determining our provision for income taxes, including amounts related to any uncertain tax positions estimated based on the recognition and measurement criteria of ASC 740 as well as currently known facts and circumstances. Therefore, inherent uncertainties exist in our estimates of our tax positions. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals or may not result in liabilities which could be materially different from these estimates. We adjust these reserves in the light of changing facts and circumstances, such as closing of tax audit, or changes in tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate. We have filed tax returns that are subject to audit or examination by competent tax authorities. Although the ultimate outcome is unknown, we believe that any adjustments that may result from tax return audits or examinations are not likely to have a material or adverse effect on our consolidated results of operations, financial condition or cash flows.

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

Revenues

No revenues were generated in the fiscal years ended December 31, 2020, 2021 and 2022, whilst we had reversed over-provided accrued expenses of approximately HK$7,000 as well as a one-time gain of approximately HK$29,000 arising from the disposal of our ownership interests in our then wholly-owned dormant subsidiary with a negative net worth of approximately HK$1,600 to an unaffiliated third-party purchaser for HK$27,000 for fiscal year ended December 31, 2020. We also had reversed over-accrued expenses of approximately HK$91,000 for fiscal year ended December 31, 2022.

	Fiscal Years Ended December 31,
	2020		2021		2022

	(HK$’000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Other income	7	100.0%	0	0.0%	91	100.0%

Gain on disposal of a subsidiary	29	100.0%	0	0.0%	0	0.0%

Operating Costs

Our operating expenses in fiscal years ended December 31, 2020, 2021 and 2022 consisted of the following:

	Fiscal Years Ended December 31,
	2020		2021		2022

	(HK$’000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Exchange (gain)	—	0.0%	(360)	(15.8)%	—	0.0%
Selling, general and administrative expenses	3,882	100.0%	2,633	115.8%	3,326	100.0%
	3,882	100.0%	2,273	100.0%	3,326	100.0%

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consisted primarily of legal and professional expenses, directors’ compensation, insurances, transportation and motor vehicles related expenses.

Income Tax

Cayman Islands. We are incorporated in the Cayman Islands. The government of the Cayman Islands will not, under existing legislation, impose any income tax upon the Company or its shareholders.

British Virgin Islands. Our subsidiaries which are incorporated in the British Virgin Islands are exempted from income tax in the British Virgin Islands on their foreign-derived income.

Hong Kong. Our remaining Hong Kong subsidiary is subject to income tax on its assessable profits in Hong Kong at the prevailing corporate tax rates of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million. For the years ended December 31, 2020, 2021 and 2022, however, our Hong Kong subsidiary recorded nil Hong Kong profits tax on the basis that it did not have any assessable profits arising in or derived from Hong Kong.

Review of Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this Form 20-F.

	Fiscal Year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
	(HK$’000)
Revenues	—	—	—

Operating expenses, net
Gain on disposal of a subsidiary	29	—	—
Selling, general and administrative expenses	(3,882)	(2,273)	(3,326)
Other income	7	—	91
Total operating expenses, net	(3,846)	(2,273)	(3,235)

Loss from operations	(3,846)	(2,273)	(3,235)

Interest income	1,118	112	917
Loss before income tax expense	(2,728)	(2,161)	(2,318)

Income tax expense from operations	(779)	(840)	(907)
Net loss from operations attributable to the Company’s shareholders	(3,507)	(3,001)	(3,225)

Year ended December 31, 2022 compared to year ended December 31, 2021

Other income. We recorded a one-time other income arising from reversals of over-provided accrued expenses of approximately HK$91,000 for the fiscal year ended December 31, 2022, whilst we recorded nil other income for the fiscal year ended December 31, 2021.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2022 increased by approximately HK$1.1 million or 46.3% to approximately HK$3.3 million from approximately HK$2.3 million in the year ended December 31, 2021. The increase was mainly attributable to increased legal and professional fees incurred during the year.

Loss from operations. Our loss from operations for the year ended December 31, 2022 was approximately HK$3.2 million, compared to a loss of approximately HK$2.3 million for the year ended December 31, 2021, as a result of increased selling, general and administrative expenses for the year.

Income tax expenses. Our income tax expenses for the year ended December 31, 2022 increased by approximately HK$0.07 million to HK$0.91 million from HK$0.84 million in the year ended December 31, 2021.

Net loss. Our net loss for the year ended December 31, 2022 was approximately HK$3.2 million, compared to net loss of approximately HK$3.0 million for the year ended December 31, 2021.

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

Summary of Cash Flows

	Year Ended December 31,
	2020	2021	2022

	(HK$’000)
Net Cash From Operating Activities	(2,862)	(3,231)	(3,086)
Net Cash From Investing Activities	29	—	—
Net Cash From Financing Activities	—	(80,734)	—
	(2,833)	(83,965)	(3,086)

Year ended December 31, 2022 compared to year ended December 31, 2021

Net Cash From Operating Activities. For the year ended December 31, 2022, we recorded a net cash outflow from operating activities of approximately HK$3.1 million compared to a net cash outflow from operating activities of approximately HK$3.2 million for the year ended December 31, 2021. The decrease was attributable to lesser net cash used in the operations during the year.

Net Cash From Investing Activities. We recorded nil cash inflow and outflow from investing activities for fiscal years ended December 31, 2022 and 2021.

Net Cash From Financing Activities. For the year ended December 31, 2022, we recorded nil cash inflow and outflow from financing activities, while we recorded a net cash outflow of approximately HK$80.7 million from financing activities for payments for dividends for the year ended December 31, 2021.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our cash and cash equivalents will provide sufficient funds to satisfy our working capital requirements for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2022, we had a cash and bank balance of approximately HK$95.6 million, of which approximately HK$43.9 million was denominated in Hong Kong Dollars and approximately HK$51.7 million equivalent was denominated in US Dollars, respectively.

Indebtedness

As of December 31, 2022, our indebtedness was nil.

As of December 31, 2022, our estimates for contractual cash commitments, interest commitment and operating lease obligations were all nil.

Quantitative and Qualitative Disclosures About Market Risks

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

Foreign exchange risk.  Up until November 2019, our income was mainly denominated in Renminbi whereas our costs and capital expenditures were largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. After completion of the disposal of our former subsidiary that generated rental revenues pursuant to the terms of the Assets Disposal Agreement in November 2019, we recorded no operating income from our continuing operations. We recorded aggregate net foreign currency exchange gain of approximately HK$Nil, HK$0.4 million and HK$Nil for the years ended December 31, 2020, 2021 and 2022, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure, if any. However, if we decided to enter into any such hedging activities in the future, there is no assurance that we would be able to effectively manage our foreign exchange risk exposure.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2022.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	61	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	62	Chief Financial Officer and Director
Chung Wing Lai (1) (2) (3)	75	Director
Joseph Yiu Wah Chow (1) (2) (3)	63	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

Ho Leung Ning has served as our Chief Financial Officer and a Director of ours since the consummation of the merger in December 2010. He served as Deputy Vice President of SYB from August 2017 through March 2023. Mr. Ning is responsible for our corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry. Prior to joining the pre-divested Plastec in 2004, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ Ltd. We believe Mr. Ning’s past business experience and financial knowledge and understanding makes him well qualified to be a member of our board of directors. Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

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

During the year ended December 31, 2022, the aggregate amount of compensation paid to our executive officers was HK$240,000.

The following table sets forth the compensation of our named executive officers for the year ended December 31, 2022:

	Year ended	Salary	Total
Name and Principal Position	December 31,	(HK$)	(HK$)
Kin Sun Sze-To	2022	120,000	120,000
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2022	120,000	120,000
Chief Financial Officer

Compensation of Non-Executive Independent Directors

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board.

During the year ended December 31, 2022, the aggregate amount of compensation paid to our non-executive independent directors was HK$240,000.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth, as of May 30, 2023, certain information regarding beneficial ownership of Plastec Technologies’ shares by each person who is known by us to beneficially own more than 5% of such shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of May 30, 2023.

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

As of May 30, 2023, there were 17 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 556,133 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

There were no related party transactions involving us or any of our subsidiaries with any of our officers and directors or their respective affiliates for the fiscal year ended December 31, 2022. We require that all ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms that we believe to be no less favorable to us than are available from unaffiliated third parties. Such transactions require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who have access, at our expense, to our attorneys or independent legal counsel.

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

B. Memorandum and Articles of Association

The information included in Exhibit 4.8 attached to this Annual Report on Form 20-F is incorporated herein.

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

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of and for the fiscal years covered by this Form 20-F, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws, except to the extent local tax consequences are discussed under the PRC taxation section.

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
(a)	an individual citizen or resident of the United States,
(b)	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any of its states or the District of Columbia,
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

This summary does not address all potential tax implications that may be relevant to you as a holder, in light of your particular circumstances. You should consult your tax advisor concerning the U.S. federal, state and local and non-U.S. tax consequences of your investment in our ordinary shares.

We have not sought, and will not seek, any ruling from the Internal Revenue Service (“IRS”) or any opinion of counsel with respect to the tax consequences discussed below. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

Dividends paid by us will be taxable to a corporate U.S. holder at regular rates and will not give rise to any dividends-received deduction generally allowed to United States corporations on dividends from a domestic corporation under Section 243 of the Code.

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

Unearned Income Medicare Tax

A 3.8% Medicare contribution tax will generally apply to all or some portion of net investment income of a non-corporate U.S. holder with adjusted gross income that exceeds a threshold amount. Net investment income includes, among other things, dividend income and realized capital gains.

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

If you do not provide your correct taxpayer identification number, you may be subject to penalties imposed by the IRS, as well as backup withholding. Backup withholding is not an additional tax. In general, any amount withheld under the backup withholding rules should be allowable as a credit against your U.S. federal income tax liability (which might entitle you to a refund), provided that you timely furnish the required information to the IRS.

Disclosure of Information with Respect to Foreign Financial Assets

Certain U.S. holders are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the IRS. In general, U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares) with an aggregate value exceeding $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations) will report information about those assets on IRS Form 8938 (Statement of Specified Foreign Financial Assets), which must be attached to the taxpayer’s annual income tax return. Investors who fail to timely file IRS Form 8938 could become subject to substantial penalties unless the failure is shown to be due to reasonable cause and not due to wilful neglect. Additionally, in the event an individual U.S. holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the IRS Form 8938 is filed. You should consult your own tax advisor regarding your reporting obligations under Section 6038D of the Code.

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

J. Annual Report to Security Holders

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2022.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2022 and 2021 were Centurion ZD CPA & Co..

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CPA & Co. to us for the years ended December 31, 2022 and 2021:

	Fiscal Year		Fiscal Year
	Ended		Ended
	December 31,		December 31,
Service Category	2022		2021
Audit Fees	HK$	285,000	HK$	285,000
Audit-Related Fees	HK$	30,000	HK$	30,000
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	315,000	HK$	315,000

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

ITEM 16E.    PURCHASES OF SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In November 2011, our board of directors approved a $5.0 million share repurchase program expiring initially in June 2012, which was extended twice through December 9, 2013 and expanded to cover public warrants. Under the 2011 Repurchase Program, we could make repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under the 2011 Repurchase Program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, we announced a new $5.0 million repurchase plan approved by our board of directors to cover repurchases of shares and public warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. On May 13, 2014, we announced expansion of the scope of the 2013 Repurchase Program to include our units, with all other terms thereunder remained unchanged. On August 11, 2014, we announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015, under which period, all warrants (insider or public) expired on November 18, 2014. On August 6, 2015, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016. On August 5, 2016, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2019, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. On August 20, 2020, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2021. On August 5, 2021, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2022. On August 8, 2022, we announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2023. The timing of repurchases under the 2013 Repurchase Program would depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

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

ITEM 16H.    MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES.

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of our insider trading policy has been filed as an exhibit to this Annual Report.

PART III

ITEM 17.    FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS.

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements

For the Years Ended December 31, 2020, 2021 And 2022

CONTENT

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

April 12, 2023.

We have served as the Company’s auditor since 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2021	2022
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	98,732	95,646
Deposits, prepayment and other receivables (note 3)	3,131	3,554
Total current assets	101,863	99,200

Property, plant and equipment, net (note 4)	—	—
Intangible assets	438	438
Total assets	102,301	99,638

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals (note 5)	1,120	775
Tax payable	11,026	11,933
Total current liabilities	12,146	12,708

Total liabilities	12,146	12,708

Commitments and contingencies (note 8)	—	—

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2021 and 2022, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	64,035	60,810
Total shareholders’ equity	90,155	86,930

Total liabilities and shareholders’ equity	102,301	99,638

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2020		2021		2022
	HK$		HK$		HK$

Revenues		—		—		—

Operating expenses, net
Gain on disposal of a subsidiary		29		—		—
Selling, general and administrative expenses		(3,882)		(2,273)		(3,326)
Other income		7		—		91
Total operating expenses, net		(3,846)		(2,273)		(3,235)

Loss from operations		(3,846)		(2,273)		(3,235)

Interest income		1,118		112		917
Loss before income tax expense		(2,728)		(2,161)		(2,318)

Income tax expense (note 6)		(779)		(840)		(907)
Net loss attributable to the Company’s shareholders		(3,507)		(3,001)		(3,225)
Comprehensive loss attributable to the Company’s shareholders		(3,507)		(3,001)		(3,225)

Net loss per share (note 7):

Weighted average number of ordinary shares		12,938,128		12,938,128		12,938,128

Weighted average number of diluted ordinary shares		12,938,128		12,938,128		12,938,128

Basic net loss per share	HK$	(0.27)	HK$	(0.23)	HK$	(0.25)

Diluted net loss per share	HK$	(0.27)	HK$	(0.23)	HK$	(0.25)

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of		Additional	other
	shares		paid-in	comprehensive	Retained	Shareholders’
	outstanding	Amount	capital	income	earnings	equity
		HK$	HK$	HK$	HK$	HK$

Balance at January 1, 2020	12,938,128	101	26,049	(30)	151,277	177,397

Net loss for the year	—	—	—	—	(3,507)	(3,507)

Balance at December 31, 2020 and January 1, 2021	12,938,128	101	26,049	(30)	147,770	173,890

Net loss for the year	—	—	—	—	(3,001)	(3,001)

Dividend paid	—	—	—	—	(80,734)	(80,734)

Balance at December 31, 2021 and January 1, 2022	12,938,128	101	26,049	(30)	64,035	90,155

Net loss for the year	—	—	—	—	(3,225)	(3,225)

Balance at December 31, 2022	12,938,128	101	26,049	(30)	60,810	86,930

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	HK$	HK$	HK$

Operating activities
Net loss	(3,507)	(3,001)	(3,225)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortisation	363	60	—
Gain on disposal of a subsidiary	(29)	—	—
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(696)	(681)	(423)
Other payables and accruals	228	(449)	(345)
Tax payables	779	840	907
Net cash used in operating activities	(2,862)	(3,231)	(3,086)

Investing activity
Net cash inflow from disposals of subsidiaries (net of cash disposed of HK$27 for the year 2020)	29	—	—
Net cash provided by investing activity	29	—	—

Financing activity
Dividends paid	—	(80,734)	—
Net cash used in financing activity	—	(80,734)	—

Net decrease in cash and cash equivalents	(2,833)	(83,965)	(3,086)

Cash and cash equivalents, beginning of year	185,530	182,697	98,732
Cash and cash equivalents, end of year	182,697	98,732	95,646

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	1,118	112	917
Income taxes paid	—	—	—

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

As of December 31, 2022, details of the Company’s subsidiaries are as follows:

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.           Organization and Business Background - Continued

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units, with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015, under which period, all warrants, insider or public, expired on November 18, 2014. In August 2015, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016. In August 2016, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2019, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. On August 20, 2020, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2021. On August 5, 2021, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2022. On August 8, 2022, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2023. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time.

The Company made no repurchases of its securities after August 2014. The approximate dollar value of securities that may be purchased under the Company’s current repurchase program stood at U.S.$1,431,918 as of the date hereof.

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

Foreign currency translation

The functional currency of the Company is United States Dollar. The functional currency of the subsidiaries is Hong Kong dollar.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain were HK$Nil, HK$360 and HK$Nil for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Use of estimates

The preparation of consolidated financial statements in conformity with the US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates relate to allowances for doubtful accounts, useful lives of property, plant and equipment and contingencies. Actual results could differ from those estimates made by management.

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

Intangible asset

Intangible asset consists of acquired golf club membership. Intangible asset with an indefinite useful life is not amortized.

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.           Summary of Significant Accounting Policies - Continued

Income taxes

Income taxes are accounted for in accordance with FASB ASC 740 “Income taxes”, which requires an entity to recognize deferred tax assets and liabilities using the asset and liability method. Under this method, deferred income taxes are recognized for all temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the consolidated financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic net income per share is computed by dividing net income available to ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. In computing the dilutive effect of potential ordinary shares, the average stock price for the period is used in determining the number of shares assumed to be purchased with the proceeds from the exercise of derivative securities.

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.          Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2021	2022
	HK$	HK$

Prepaid insurance and others	494	494
Other receivables	2,637	3,060
	3,131	3,554

4.          Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2021	2022
	HK$	HK$

Property, plant and equipment:
Motor vehicles	1,814	1,814

Accumulated depreciation	(1,814)	(1,814)
Property, plant and equipment, net	—	—

Depreciation of property, plant and equipment from operating activities were HK$363, HK$60 and HK$Nil during the years ended December 31, 2020, 2021 and 2022, respectively.

5.          Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2021	2022
	HK$	HK$

Accrued salaries, wages and bonus	40	40
Accrued audit and professional fees	1,080	735
	1,120	775

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

6.           Income Taxes

The Company and its subsidiaries are subject to taxation in various jurisdictions including Hong Kong. Pursuant to the rules and regulations of the Cayman Islands, the Company is not subject to any income tax in the Cayman Islands. The income of its subsidiaries which are incorporated in the BVI is not subject to taxation in the BVI under the current BVI law. The subsidiary operating in Hong Kong is subject to income taxes as described below.

The subsidiary operating in Hong Kong was subject to a two-tiered profits tax rates regime at the rate of 8.25% for the first HK$2,000 assessable profits and at 16.5% over HK$2,000 assessable profits for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	HK$	HK$	HK$

Current tax
- Hong Kong	147	160	172
- Other countries	632	680	735
	779	840	907

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

6.           Income Taxes (Continued)

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rates	76	142	191
Current tax in other jurisdictions	632	681	735
Effect of income not chargeable for tax purpose	(15)	(3)	(32)
Effect of expenses not deductible for tax purpose	60	10	—
Tax effect of unused tax losses not recognized	26	10	13
	779	840	907

7.         Net Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2020		2021		2022
	HK$		HK$		HK$

Basic and diluted loss per share
Numerator:
Net loss for the year attributable to the Company’s ordinary shareholders		(3,507)		(3,001)		(3,225)

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding		12,938,128		12,938,128		12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating loss per share		12,938,128		12,938,128		12,938,128

Basic and diluted net loss per share	HK$	(0.27)	HK$	(0.23)	HK$	(0.25)

8.        Commitments and Contingencies

Capital commitment

As of December 31, 2021 and 2022, no capital commitment was expected.

Legal Proceeding

As of December 31, 2022, the Group is not aware of any material outstanding claim and litigation against them.

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

(i)   The location of the Group’s identifiable assets other than acquired intangible asset and liabilities by business operations are as follows:

	December 31,	December 31,
	2021	2022
	HK$	HK$
Identifiable assets
Hong Kong	98,217	95,473
United States	3,646	3,727

	101,863	99,200

Identifiable liabilities
Hong Kong	12,146	12,708

	12,146	12,708

(ii) Reconciliations of reportable segment assets and liabilities:

	December 31,	December 31,
	2021	2022
	HK$	HK$

Assets
Current assets	101,863	99,200
Non-current financial assets	—	—
Consolidated total assets before intangible asset	101,863	99,200
Intangible asset	438	438

Consolidated total assets	102,301	99,638

Liabilities
Liabilities excluding tax liabilities	1,120	775
Tax liabilities	11,026	11,933

Consolidated total liabilities	12,146	12,708

10.        Cash dividend

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

11.        Subsequent Events

The Company has evaluated all other subsequent events through April 12, 2023, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above-described events, that required recognition or disclosures in the financial statements.

ITEM 19.    EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 30, 2023

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

4.5	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.6	Share Transfer Agreement (included as Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 30, 2018 and incorporated herein by reference)
4.7	Agreement, dated November 15, 2019 (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer filed on November 15, 2019 and incorporated herein by reference)
4.8	Description of Securities of the Registrant
4.9	Insider Trading Policy
8.1	List of Subsidiaries as of May 30, 2023
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)