Form 20-F/A
period 2022-12-31
Plastec Technologies, Ltd.
filed 2023-08-01
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Auditor Name	Auditor Firm ID	Auditor Location
Centurion ZD CPA & Co.	2769	Hong Kong, China

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on May 30, 2023. The purpose of this Form 20-F/A is (i) to amend Item 16I of the Annual Report to provide the disclosures required under Item 16I(b) of Form 20-F and (ii) to provide the documentation required by Item 16I(a) of Form 20-F in the form of an exhibit to this Form 20-F/A.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

During our fiscal year 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was not able to inspect or investigate completely in 2021 according to the PCAOB’s December 16, 2021 determinations, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a HFCAA determination report that vacated its December 16, 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it had been unable to completely inspect or investigate the registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

As of the date of this Form 20-F, to our best knowledge, (i) no governmental entities in the Cayman Islands or in China own any ordinary shares of our company, (ii) governmental entities in China do not have a controlling financial interest in our company, (iii) none of the members of our board of directors or our subsidiaries is an official of the Chinese Communist Party, and (iv) our memorandum and articles of association, as amended, does not contain any charter of the Chinese Communist Party, including the text of any such charter.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our company, please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F furnished as Exhibit 99.1 to this Form 20-F.

ITEM 19. EXHIBITS.

99.1	—	Supplemental Submission pursuant to Item 16I(a) of Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: August 1, 2023

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer