Form 20-F/A
period 2022-12-31
Plastec Technologies, Ltd.
filed 2023-09-22
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2022, which was originally filed with the U.S. Securities and Exchange Commission on May 30, 2023, as amended by Amendment No. 1 filed with the SEC on August 1, 2023 (as amended, the “Annual Report”). The purpose of this Form 20-F/A is (i) to amend Item 16I of the Annual Report to provide the disclosures required under Item 16I(b) of Form 20-F and (ii) to provide the documentation required by Item 16I(a) of Form 20-F in the form of an exhibit to this Form 20-F/A.

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

As of the date of this Form 20-F/A, (i) to the best of our knowledge, no governmental entities in the People's Republic of China, the Cayman Islands, Hong Kong or the British Virgin Islands own shares of Plastec Technologies, Ltd. or any of its consolidated foreign operating entities, (ii) to the best of our knowledge, governmental entities in the People's Republic of China, the Cayman Islands, Hong Kong, and the British Virgin Islands do not have a controlling financial interest in Plastec Technologies, Ltd. or any of its consolidated foreign operating entities, (iii) to the best of our knowledge, none of the members of the board of directors of Plastec Technologies, Ltd. or any of its consolidated foreign operating entities is an official of the Chinese Communist Party, and (iv) the memorandum and articles of association of Plastec Technologies, Ltd. does not, and the equivalent organizing documents of its consolidated foreign operating entities do not, contain any charter of the Chinese Communist Party, including the text of any such charter.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our company, please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F furnished as Exhibit 99.1 to this Form 20-F/A.

ITEM 19. EXHIBITS.

99.1	—	Supplemental Submission pursuant to Item 16I(a) of Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

Dated: September 22, 2023

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer