Form 20-F
period 2023-12-31
Plastec Technologies, Ltd.
filed 2024-04-26
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐  No  ☒

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

INTRODUCTION

Definitions

Unless the context indicates otherwise:

●	“we,” “us,” “our,” “our company” and “Plastec Technologies” refer to Plastec Technologies, Ltd., a Cayman Islands exempted company, its predecessor entities and direct and indirect subsidiaries;
●	“Plastec” refers to Plastec International Holdings Limited, a British Virgin Islands exempted company, formerly our direct wholly owned subsidiary until October 11, 2016;
●	“BVI” refers to the British Virgin Islands;
●	“China,” “mainland China” or the “PRC” refer to the People’s Republic of China which, solely for the purpose of this Annual Report on Form 20-F, excludes Taiwan and the special administrative regions of Hong Kong and Macau;
●	“HK$” or “Hong Kong dollar” refer to the lawful currency of the Hong Kong Special Administrative Region, People’s Republic of China; if not otherwise indicated, all financial information presented in HK$/RMB may be converted to U.S.$ or $ using the exchange rates of 7.8 HK$ and 6.9 RMB, respectively, for every 1 U.S.$ or $;
●	“Renminbi” or “RMB” refer to the lawful currency of China; and
●	“U.S.$” or “$” or “U.S. dollar” refer to the lawful currency of the United States of America.

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2023, which are included in Item 18 to this Form 20-F.

INTRODUCTION

Overview

We are currently a Cayman Islands exempted company with current limited operations conducted by our British Virgin Islands subsidiary, Viewmount Developments Limited (“Viewmount”). We are not a company that was formed under the laws of the PRC. However, our principal executive offices are located in Hong Kong and certain of our directors and officers have ties to the PRC. This structure involves unique risks to investors as described herein including but not limited being subject to foreign laws that may change quickly with little or no advance warning, increased governmental oversight and difficulty in enforcing judgments against our company and our officers and directors. Any of these factors could result in a material change in our operations and/or the value of Plastec Technologies’ securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, recent statements and regulatory actions by the Chinese government, such as those related to the use of variable interest entity (“VIE”) structures and data security or anti-monopoly concerns, could have a significant impact on our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange if we were to expand our business and operations in the PRC in the future.

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

Furthermore, pursuant to the Consolidated Appropriations Act of 2023, the PCAOB could, in the future, make a new determination that it is unable to inspect or investigate completely registered public accounting firms in China or Hong Kong.  If, in the future, we do not or are unable to engage auditors that are subject to regular inspection by the PCAOB, the ordinary shares of Plastec Technologies may be delisted or unable to be traded.

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

We are not currently conducting any business or operations in mainland China. Moreover, our officers and directors are not engaging in any business operations or taking any position in mainland China on our behalf. Jingtian & Gongcheng, our counsel as to PRC law, has advised us that based on the current PRC laws and regulations and our practical business operation and those of our officers and directors on our behalf, our company, directors and officers are not currently required to obtain any prior permission, approval or registration from any PRC governmental authorities for any foreign securities offering. As the PRC legal system is a civil law system based on written statutes, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China, the PRC government and authorities may propose new laws, regulations and policies or amendments and revision of such rules in the future. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy. As a result, we may be subject to certain risks relating to regulatory oversight by the PRC government in the future. This may significantly limit our ability to conduct business if we seek to do so in China. In particular, future changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice. The Chinese government may also intervene or influence our search for business opportunities at any time because certain of our directors and officers have significant ties to mainland China and Hong Kong and they may seek business opportunities in the future in such regions. This could significantly and negatively impact our operations and any securities offering or any registration of securities for resale and the value thereof. If applicable laws, regulations, or interpretations change and require us and/or our directors and officers to obtain such permissions or approvals in the future and we fail to obtain such permissions or approvals, Chinese regulatory authorities (a) may impose fines and penalties on us or our officers and directors and (b) may also take actions requiring our directors and officers, or making it advisable for our directors and officers, to terminate such offering. Uncertainties and/or negative publicity regarding such mandatory permission or approval requirements could have a material adverse effect on the trading price of our securities.

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

Our search for other unidentified investment opportunities may be materially adversely affected by health pandemics or other adverse events.

Any new outbreaks, or continuation of any existing outbreaks, of any infectious disease (such as COVID-19) or other events (such as terrorist attacks, armed conflicts or natural disasters) could adversely affect the economies and financial markets worldwide, and the business of any potential target with which we consummate transaction could be materially and adversely affected. Furthermore, we may be unable to complete transaction if concerns relating to any outbreak of a disease restricts travel or limits the ability to have meetings with potential investors or the target company’s personnel, vendors and services providers. The extent to which any new outbreak or the continuation of any existing situation impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted. If any such event (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) continues for an extensive period of time, our ability to consummate a transaction, or the operations of a target with which we ultimately consummate a transaction, may be materially adversely affected.

In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by outside events (such as terrorist attacks, natural disasters or a significant outbreak of infectious diseases), including as a result of increased market volatility, decreased market liquidity in third-party financing being unavailable on terms acceptable to us or at all.

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

Our search for a transaction, and any target with which we may ultimately consummate a transaction, may be materially adversely affected by current global geopolitical conditions resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict.

United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect our search for a transaction and any target with which we may ultimately consummate a transaction.

The extent and duration of the ongoing conflicts, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described in this section. If these disruptions or other matters of global concern continue for an extensive period of time, our ability to consummate a transaction, or the operations of a target with which we ultimately consummate a transaction, may be materially adversely affected.

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

The uncertainty relates to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands exempted company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. The courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

History and Development

We are a Cayman Islands exempted company incorporated under the Companies Act. We were formed on March 27, 2008 as an exempted company with limited liability. We were originally incorporated under the name “GSME Acquisition Partners I” for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

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

As discussed above, we are not a company that was formed under the laws of the PRC or Hong Kong. We are a Cayman Islands exempted company with current minimal operations conducted by our British Virgin Islands subsidiary, Viewmount. Viewmount currently has three dormant subsidiaries that conduct no business or operations. None of these subsidiaries were formed under the laws of the PRC. Although one of these subsidiaries was formed under the laws of Hong Kong, it is dormant and inactive. As a result, Plastec Technologies: (a) does not have any active or operating subsidiaries, branches or VIEs in the PRC and does not engage in any operating business in the PRC, (b) does not own or lease any material properties, rights or interests in the PRC, and (c) has no business transactions or relationships with PRC entities. Accordingly, we are not currently subject to any PRC laws or regulations and the PRC legal system would not have any material effect on us or the limited operations we currently conduct outside of the PRC.

Despite the fact that currently we have no operations in the PRC, our executive offices are located in Hong Kong, a Special Administrative Region of China. Although Hong Kong has its own governmental and legal system that is independent of the PRC, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government, or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Moreover, given that policies, regulations, rules, and the enforcement of laws of the Chinese government may be changed or amended quickly with little advance notice, it is also uncertain in the future whether our operations in Hong Kong will be subject to the oversight of the Chinese authorities.  Therefore, the PRC government may intervene or influence any of our operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of securities we are registering for resale. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. Accordingly, legal and operational risks associated with operating in the PRC may also apply to any operations in Hong Kong. See “Risk Factors - Uncertainties with respect to the PRC legal system could adversely affect our business and/or the value of the securities we are registering” and “ - The Chinese government may intervene in or influence a PRC company’s business operations at any time or exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities.”

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

C. Organizational Structure

As discussed above, we are not a company that was formed under the laws of the PRC or Hong Kong. We are a Cayman Islands exempted company with current minimal operations conducted by our British Virgin Islands subsidiary, Viewmount. Viewmount currently has three dormant subsidiaries that conduct no business or operations. None of these subsidiaries were formed under the laws of the PRC. Although one of these subsidiaries was formed under the laws of Hong Kong, it is dormant and inactive. As a result, Plastec Technologies: (a) does not have any active or operating subsidiaries, branches or VIEs in the PRC and does not engage in any operating business in the PRC, (b) does not own or lease any material properties, rights or interests in the PRC, and (c) has no business transactions or relationships with PRC entities. Accordingly, we are not currently subject to any PRC laws or regulations and the PRC legal system would not have any material effect on us or the limited operations we currently conduct outside of the PRC. The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Form 20-F.

Plastec Technologies, Ltd.
(incorporated in Cayman Islands)
100%
Viewmount Developments Limited
景峰發展有限公司
(BVI)
100%
100%
100%
Sun Ngai Spraying and
Silk Print Co., Ltd.
新藝噴油絲印有限公司
(BVI)
(Dormant)
Sun Line
Industrial Limited
新麗工業有限公司
(HK)
(Dormant)
Sun Terrace Industries
Limited
新達威工業有限公司
(BVI)
(Dormant)

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

Since we are a Cayman Islands exempted company, as opposed to a company formed under the laws of the PRC or Hong Kong, and have no current operating business in mainland China or Hong Kong, Jingtian & Gongcheng, our counsel as to PRC law, has advised us that we are not required to obtain permission from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other governmental agency in China. Moreover, because our officers and directors are not engaging in any business operations or taking any position in mainland China on our behalf, our officers and directors are not covered by any Chinese permissions requirements with respect to our current limited business operations. Accordingly, as of the date of this Form 20-F, we have not applied or received any permission or approvals for any foreign securities offering. However, if applicable laws, regulations, or interpretations change or if we learn we mistakenly did not obtain any necessary approval for any foreign securities offering thereby requiring us and/or our directors and officers to obtain such permissions or approvals in the future, these regulatory authorities (a) may impose fines and penalties on us and our officers and directors and (b) may also take other actions requiring our directors and officers, or making it advisable for directors and officers, to take certain actions with respect to our company. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of Plastec Technologies’ securities or render them worthless.

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

Motor vehicles	20%
Computer equipment	33.33%

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

Revenues

No revenues were generated in the fiscal years ended December 31, 2021, 2022 and 2023, whilst we had reversed over-accrued expenses of approximately HK$91,000 for fiscal year ended December 31, 2022.

	Fiscal Years Ended December 31,
	2021		2022		2023

	(HK$’000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Other income	0	0.0%	91	100.0%	0	0.0%

Operating Costs

Our operating expenses in fiscal years ended December 31, 2021, 2022 and 2023 consisted of the following:

	Fiscal Years Ended December 31,
	2021		2022		2023

	(HK$’000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Exchange (gain)	(360)	(15.8)%	—	0.0%	—	0.0%
Selling, general and administrative expenses	2,633	115.8%	3,326	100.0%	3,084	100.0%
	2,273	100.0%	3,326	100.0%	3,084	100.0%

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

Hong Kong. Our remaining Hong Kong subsidiary is subject to income tax on its assessable profits in Hong Kong at the prevailing corporate tax rates of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million. For the years ended December 31, 2021, 2022 and 2023, however, our Hong Kong subsidiary recorded nil Hong Kong profits tax on the basis that it did not have any assessable profits arising in or derived from Hong Kong.

Review of Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this Form 20-F.

	Fiscal Year ended December 31,
	2021	2022	2023
	HK$	HK$	HK$
	(HK$’000)
Revenues	—	—	—

Operating expenses, net
Gain on disposal of a subsidiary	—	—	—
Selling, general and administrative expenses	(2,273)	(3,326)	(3,084)
Other income	—	91	—
Total operating expenses, net	(2,273)	(3,235)	(3,084)

Loss from operations	(2,273)	(3,235)	(3,084)

Interest income	112	917	4,065
Profit/(Loss) before income tax expense	(2,161)	(2,318)	981

Income tax expense from operations	(840)	(907)	(1,047)
Net loss from operations attributable to the Company’s shareholders	(3,001)	(3,225)	(66)

Year ended December 31, 2023 compared to year ended December 31, 2022

Other income. We did not record any operating income for the fiscal years ended December 31, 2023 and 2022.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2023 decreased by approximately HK$0.2 million or 6.1% to approximately HK$3.1 million from approximately HK$3.3 million in the year ended December 31, 2022. This was mainly attributable to the less legal and professional fees incurred during the year ended December 31, 2023.

Loss from operations. Our loss from operations for the year ended December 31, 2023 was approximately HK$3.1 million, compared to a loss of approximately HK$3.2 million for the year ended December 31, 2022. The reduction was mainly resulted from the decreased selling, general and administrative expenses during the year ended December 31, 2022.

Income tax expenses. Our income tax expenses for the year ended December 31, 2023 increased by approximately HK$0.14 million to HK$1.05 million from HK$0.91 million in the year ended December 31, 2020.

Net loss. Our net loss for the year ended December 31, 2023 was approximately HK$0.07 million, compared to net loss of approximately HK$3.23 million for the year ended December 31, 2021.  It was because we recorded interest income of approximately HK$4.1 million for the year ended December 31, 2023 compared to the interest income of approximately HK$0.9 million for the year ended December 31, 2022 for the prevailing increased deposit interest rates.

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

Summary of Cash Flows

	Year Ended December 31,
	2021	2022	2023

	(HK$’000)
Net Cash From Operating Activities	(3,231)	(3,086)	664
Net Cash From Investing Activities	—	—	(7)
Net Cash From Financing Activities	(80,734)	—	—
	(83,965)	(3,086)	657

Year ended December 31, 2023 compared to year ended December 31, 2022

Net Cash From Operating Activities. For the year ended December 31, 2023, we recorded a net cash inflow from operating activities of approximately HK$0.7 million compared to a net cash outflow from operating activities of approximately HK$3.1 million for the year ended December 31, 2022. These were mainly attributable to more net cash used in continuing operations during the year.

Net Cash From Investing Activities. For the year ended December 31, 2023, we recorded a net cash outflow from investing activites of HK$7 thousand for acquisition of computer equipment, compared to no cash inflow or outflow from investing activities for the year end December 31, 2022.

Net cash generated from financing activities. For the year ended December 31, 2023 and 2022, we recorded no cash inflow or outflow financing activities.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our cash and cash equivalents will provide sufficient funds to satisfy our working capital requirements for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2023, we had a cash and bank balance of approximately HK$96.3 million, of which approximately HK$38.5 million was denominated in Hong Kong Dollars and approximately HK$57.8 million equivalent was denominated in US Dollars, respectively.

Indebtedness

As of December 31, 2023, our indebtedness was nil.

As of December 31, 2023, our estimates for contractual cash commitments, interest commitment and operating lease obligations were all nil.

Quantitative and Qualitative Disclosures About Market Risks

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

Foreign exchange risk.  Up until November 2019, our income was mainly denominated in Renminbi whereas our costs and capital expenditures were largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. After completion of the disposal of our former subsidiary that generated rental revenues pursuant to the terms of the Assets Disposal Agreement in November 2019, we recorded no operating income from our continuing operations. We recorded aggregate net foreign currency exchange gain of approximately HK$0.4, HK$Nil million and HK$Nil for the years ended December 31, 2021, 2022 and 2023, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure, if any. However, if we decided to enter into any such hedging activities in the future, there is no assurance that we would be able to effectively manage our foreign exchange risk exposure.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2023.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	62	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	63	Chief Financial Officer and Director
Chung Wing Lai (1) (2) (3)	76	Director
Joseph Yiu Wah Chow (1) (2) (3)	64	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

Ho Leung Ning has served as our Chief Financial Officer and a Director of ours since the consummation of the merger in December 2010. He served as Deputy Vice President of SYB from August 2017 through March 2023. Mr. Ning is responsible for our corporate planning and financial activities, and he has over 20 years of experience in the banking and finance industry. Prior to joining the pre-divested Plastec in 2004, Mr. Ning was the Assistant General Manager of the Hong Kong branch of The Bank of Tokyo Mitsubishi UFJ Ltd (now known as MUFG Bank, Ltd). We believe Mr. Ning’s past business experience and financial knowledge and understanding makes him well qualified to be a member of our board of directors. Mr. Ning graduated from the Hong Kong Baptist University with an Honors Diploma in Economics in 1984.

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

Joseph Yiu Wah Chow has been a Director of ours since the consummation of the merger in December 2010. Mr. Chow has over 30 years of experience in auditing, accounting, and financial management. He has been a practicing director of KTC Partners CPA Limited since May 2008 as well as being a practicing director of Crowe (HK) CPA Limited from January 2019 upto June 2022. We believe Mr. Chow’s financial background in auditing, accounting and financial management makes him well qualified to be a member of our board of directors and chairman of our audit committee. Mr. Chow graduated from the University of Ulster in the United Kingdom with a Bachelor degree in Accounting in 1989. Additionally, Mr. Chow is also admitted as a member of Association of Chartered Certified public Accountants in 1991 and a member of the Hong Kong Institute of Certified Public Accountants in 1992. He has also been a member of the Taxation Institute of Hong Kong since 1992, Hong Kong Securities Institute since 1998 and Institute of Chartered Accountants in England and Wales since 2006.

B. Compensation

Compensation of Executive Officers

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current executive officers has received monthly cash compensation in the sum of HK$10,000.

During the year ended December 31, 2023, the aggregate amount of compensation paid to our executive officers was HK$240,000.

The following table sets forth the compensation of our named executive officers for the year ended December 31, 2023:

	Year ended	Salary	Total
Name and Principal Position	December 31,	(HK$)	(HK$)
Kin Sun Sze-To	2023	120,000	120,000
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2023	120,000	120,000
Chief Financial Officer

Compensation of Non-Executive Independent Directors

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board.

During the year ended December 31, 2023, the aggregate amount of compensation paid to our non-executive independent directors was HK$240,000.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth, as of April 15, 2024, certain information regarding beneficial ownership of Plastec Technologies’ shares by each person who is known by us to beneficially own more than 5% of such shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of April 15, 2024.

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

As of April 15, 2024, there were 17 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 556,133 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

There were no related party transactions involving us or any of our subsidiaries with any of our officers and directors or their respective affiliates for the fiscal year ended December 31, 2023. We require that all ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms that we believe to be no less favorable to us than are available from unaffiliated third parties. Such transactions require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who have access, at our expense, to our attorneys or independent legal counsel.

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

Additionally, if you are a non-corporate U.S. holder of our ordinary shares (or do not come within certain other exempt categories) you may be subject to backup withholding at the current applicable rate with respect to such payments, unless you provide a correct taxpayer identification number, and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service (“IRS”)Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

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

Disclosure of Information with Respect to Foreign Financial Assets

Certain U.S. holders are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the IRS. In general, U.S. taxpayers holding “specified foreign financial assets” (which generally would include our ordinary shares) with an aggregate value exceeding $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations) will report information about those assets on IRS Form 8938 (Statement of Specified Foreign Financial Assets), which must be attached to the taxpayer’s annual income tax return. Investors who fail to timely file IRS Form 8938 could become subject to substantial penalties unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the IRS Form 8938 is filed. You should consult your own tax advisor regarding your reporting obligations under Section 6038D of the Code.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2023.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2023 and 2022 were Centurion ZD CPA & Co..

The following table presents the aggregate fees for professional services and other services rendered by Centurion ZD CPA & Co. to us for the years ended December 31, 2023 and 2022:

	Fiscal Year		Fiscal Year
	Ended		Ended
	December 31,		December 31,
Service Category	2023		2022
Audit Fees	HK$	285,000	HK$	285,000
Audit-Related Fees	HK$	30,000	HK$	30,000
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	315,000	HK$	315,000

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

ITEM 16K.  CYBERSECURITY.

We are a shell company with no significant business operations. Therefore, we do not consider that we face significant cybersecurity risk. Nevertheless, we employ various procedures designed to identify, protect, detect and respond to and manage reasonably foreseeable cybersecurity risks and threats given our limited operations. These include, but are not limited to, internal reporting, monitoring and detection tools and anti-virus software. We also periodically assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities, including those that could arise from internal sources and external sources such as third-party service providers we do business with.

To date, we have not experienced any cybersecurity attacks. However, any such attack could adversely affect our business. Further, a penetration of our systems or a third-party’s systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations.

The Audit Committee of the Board oversees our cybersecurity risk and receives regular reports from our management team on various potential cybersecurity matters, including areas of emerging risks, incidents and industry trends, and other areas of importance. We may in the future engage an assessor(s), consultant(s), auditor(s) or other third party(s) to supplement our existing cybersecurity processes.

PART III

ITEM 17.    FINANCIAL STATEMENTS.

We have provided financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS.

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 And 2021

CONTENT

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Centurion ZD CPA & Co.

Certified Public Accountants

Hong Kong, China

April 15, 2024.

We have served as the Company’s auditor since 2012

PCAOB ID #2769

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2022	2023
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	95,646	96,303
Deposits, prepayment and other receivables (note 3)	3,554	4,269
Total current assets	99,200	100,572

Property, plant and equipment, net (note 4)	—	7
Intangible assets	438	438
Total assets	99,638	101,017

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals (note 5)	775	1,173
Tax payable	11,933	12,980
Total current liabilities	12,708	14,153

Total liabilities	12,708	14,153

Commitments and contingencies (note 8)	—	—

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31 2022 and 2023, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	60,810	60,744
Total shareholders’ equity	86,930	86,864

Total liabilities and shareholders’ equity	99,638	101,017

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2021		2022		2023
	HK$		HK$		HK$

Revenues		—		—		—

Operating expenses, net
Selling, general and administrative expenses		(2,273)		(3,326)		(3,084)
Other income		—		91		—
Total operating expenses, net		(2,273)		(3,235)		(3,084)

Loss from operations		(2,273)		(3,235)		(3,084)

Interest income		112		917		4,065
(Loss)/profit before income tax expense		(2,161)		(2,318)		981

Income tax expense (note 6)		(840)		(907)		(1,047)
Net loss attributable to the Company’s shareholders		(3,001)		(3,225)		(66)
Comprehensive loss attributable to the Company’s shareholders		(3,001)		(3,225)		(66)

Net loss per share (note 7):

Weighted average number of ordinary shares		12,938,128		12,938,128		12,938,128

Weighted average number of diluted ordinary shares		12,938,128		12,938,128		12,938,128

Basic net loss per share	HK$	(0.23)	HK$	(0.25)	HK$	(0.005)

Diluted net loss per share	HK$	(0.23)	HK$	(0.25)	HK$	(0.005)

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of		Additional	other
	shares		paid-in	comprehensive	Retained	Shareholders’
	outstanding	Amount	capital	income	earnings	equity
		HK$	HK$	HK$	HK$	HK$

Balance at January 1, 2021	12,938,128	101	26,049	(30)	147,770	173,890

Net loss for the year	—	—	—	—	(3,001)	(3,001)

Dividend paid	—	—	—	—	(80,734)	(80,734)

Balance at December 31, 2021 and January 1, 2022	12,938,128	101	26,049	(30)	64,035	90,155

Net loss for the year	—	—	—	—	(3,225)	(3,225)

Balance at December 31, 2022 and January 1, 2023	12,938,128	101	26,049	(30)	60,810	86,930

Net loss for the year	—	—	—	—	(66)	(66)

Balance at December 31, 2023	12,938,128	101	26,049	(30)	60,744	86,864

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	HK$	HK$	HK$

Operating activities
Net loss	(3,001)	(3,225)	(66)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortisation	60	—	—
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(681)	(423)	(715)
Other payables and accruals	(449)	(345)	398
Tax payables	840	907	1,047
Net cash (used in)/generated from operating activities	(3,231)	(3,086)	664

Investing activity
Purchase of plant and machinery	—	—	(7)
Net cash used in investing activity	—	—	(7)

Financing activity
Dividends paid	(80,734)	—	—
Net cash used in financing activity	(80,734)	—	—

Net (decrease)/increase in cash and cash equivalents	(83,965)	(3,086)	657

Cash and cash equivalents, beginning of year	182,697	98,732	95,646
Cash and cash equivalents, end of year	98,732	95,646	96,303

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	112	917	4,065
Income taxes paid	—	—	—

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

As of December 31, 2023, details of the Company’s subsidiaries are as follows:

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.           Organization and Business Background - Continued

On September 13, 2010, in connection with the Merger, the Parties entered into an Amended and Restated Agreement and Plan of Reorganization (the “Amended and Restated Merger Agreement”) to, amongst other matters, revise the terms of the merger consideration to be paid to the PIHL Shareholders. Pursuant to the Amended and Restated Merger Agreement, upon consummation of the Merger, the PIHL Shareholders became entitled to receive up to an aggregate of 16,778,571 ordinary shares of the Company, of which 7,054,583 shares were issued to the PIHL Shareholders on the closing of the Merger and the remaining of up to 97,230,988 shares (2,944,767, 3,389,610 and 3,389,611 shares for 2011, 2012 and 2013 respectively) (the “Earnout Shares”) would have been issued to the PIHL Shareholders, if PIHL had net income as defined in the Amended and Restated Merger Agreement in the following amounts for the indicated years ending April 30 below:

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. Aggregate net foreign currency transaction gain were HK$360, HK$Nil and HK$Nil for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Motor vehicles	20%
Computer equipment	33.33%

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.          Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2022	2023
	HK$	HK$

Prepaid insurance and others	494	2
Other receivables and deposit paid	3,060	4,267
	3,554	4,269

4.           Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2022	2023
	HK$	HK$

Property, plant and equipment:
Motor vehicles	1,814	1,814
Computer equipment	—	7
	1,814	1,821

Accumulated depreciation	(1,814)	(1,814)
Property, plant and equipment, net	—	7

Depreciation of property, plant and equipment from operating activities were HK$60, HK$Nil and HK$Nil during the years ended December 31, 2021, 2022 and 2023, respectively.

5.           Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2022	2023
	HK$	HK$

Accrued salaries, wages and bonus	40	40
Accrued audit and professional fees	735	1,133
	775	1,173

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

The subsidiary operating in Hong Kong was subject to a two-tiered profits tax rates regime at the rate of 8.25% for the first HK$2,000 assessable profits and at 16.5% over HK$2,000 assessable profits for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, board of directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

The provision for income taxes consists of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	HK$	HK$	HK$

Current tax
- Hong Kong	160	172	198
- Other countries	680	735	849
	840	907	1,047

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

6.           Income Taxes (Continued)

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rates	142	191	325
Current tax in other jurisdictions	681	735	849
Effect of income not chargeable for tax purpose	(3)	(32)	(154)
Effect of expenses not deductible for tax purpose	10	—	—
Tax effect of unused tax losses not recognized	10	13	27
	840	907	1,047

7.            Net Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2021		2022		2023
	HK$		HK$		HK$

Basic and diluted loss per share
Numerator:
Net loss for the year attributable to the Company’s ordinary shareholders		(3,001)		(3,225)		(66)

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding		12,938,128		12,938,128		12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating loss per share		12,938,128		12,938,128		12,938,128

Basic and diluted net loss per share	HK$	(0.23)	HK$	(0.25)	HK$	(0.005)

8.            Commitments and Contingencies

Capital commitment

As of December 31, 2022 and 2023, no capital commitment was expected.

Legal Proceeding

As of December 31, 2023, the Group is not aware of any material outstanding claim and litigation against them.

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

(i)   The location of the Group’s identifiable assets other than acquired intangible asset and liabilities by business operations are as follows:

	December 31,	December 31,
	2022	2023
	HK$	HK$
Identifiable assets
Hong Kong	95,473	100,579
United States	3,727	—

	99,200	100,579

Identifiable liabilities
Hong Kong	12,708	14,153

	12,708	14,153

(ii) Reconciliations of reportable segment assets and liabilities:

	December 31,	December 31,
	2022	2023
	HK$	HK$

Assets
Current assets	99,200	100,572
Non-current financial assets	—	7
Consolidated total assets before intangible asset	99,200	100,579
Intangible asset	438	438

Consolidated total assets	99,638	101,017

Liabilities
Liabilities excluding tax liabilities	775	1,173
Tax liabilities	11,933	12,980

Consolidated total liabilities	12,708	14,153

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

11.         Subsequent Events

The Company has evaluated all other subsequent events through April 15, 2024, the date these consolidated financial statements were issued, and determined that there were no other subsequent events or transaction, apart from the above-described events, that required recognition or disclosures in the financial statements.

ITEM 19.    EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 26, 2024

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

4.5	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.6	Share Transfer Agreement (included as Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 30, 2018 and incorporated herein by reference)
4.7	Agreement, dated November 15, 2019 (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer filed on November 15, 2019 and incorporated herein by reference)
4.8	Description of Securities of the Registrant (included as Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022)
4.9	Insider Trading Policy (included as Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022)
8.1	List of Subsidiaries as of April 15, 2024
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)