Form 20-F
period 2024-12-31
Plastec Technologies, Ltd.
filed 2025-05-15
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐  No  ☒

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2024, which are included in Item 18 to this Form 20-F.

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

Sale of Assets

As disclosed in our various previous filings, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholder interests in Plastec for an aggregate purchase price of RMB1,250,000,000 (or US$181,159,420), in cash (the “Transfer Price”). Of the Transfer Price, RMB875,000,000 (or US$126,811,594) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The remaining RMB375,000,000 (or US$54,347,826) of the Transfer Price (the “Remaining Amount”) was deposited into a bank account, supervised and administered by SYB and us jointly. Payments from the bank account were to be made to us upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”). See below for further information.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

Confirmations of Plastec’s Achievement of Performance Targets for the years ended December 31, 2016, 2017 and 2018

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB113,250,000 (or US$16,413,043) of the Remaining Amount on June 1, 2017 in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB124,380,000 (or US$18,026,087) of the Remaining Amount on May 25, 2018 in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB137,370,000 (or US$19,908,696) of the Remaining Amount on May 30, 2019 in accordance with the terms of the Agreement.

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

Disposal of Sun Line Industrial Limited

On November 29, 2024, Viewmount disposed of all of its equity interests of Sun Line Industrial Limited, one of its dormant wholly-owned subsidiaries (“Sun Line”), to an independent third party for an aggregate amount of approximately HK$4.65 million, which was equivalent to the net book value of Sun Line. The determination to dispose of Sun Line was made in an effort to streamline the group’s organizational structure given its limited operations. The sale also allowed Viewmount to dispose of Sun Line in a more efficient and quicker manner than if it had sought to formally dissolve and liquidate Sun Line under applicable Hong Kong law.

Other than dividends issued to our shareholders, there have not been any material changes to our business activities, initiatives, transactions or events other than as set forth above.

PCAOB Developments

On December 16, 2021, the Public Company Accounting Oversight Board (“PCAOB”) issued a report on its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made this determination pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (“HFCAA”). The report further listed in its Appendix A (Registered Public Accounting Firms Subject to the Mainland China Determination) and Appendix B (Registered Public Accounting Firms Subject to the Hong Kong Determination) the firms subject to the PCAOB’s determination in such jurisdictions. Our former auditors, Centurion ZD CPA & Co. (“CZD CPA”), an audit firm headquartered in Hong Kong, were among those listed by the PCAOB Hong Kong Determination - a determination announced by the PCAOB on December 16, 2021 that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Our auditor, AOGB CPA Limited (“AOGB”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our current auditor, AOGB is headquartered in Suite 2501-3, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong, Hong Kong and registered with the PCAOB. AOGB is subject to inspection by the PCAOB on a regular basis. Therefore, we believe that, as of the date of this annual report, our current auditor is not subject to the PCAOB determinations. Due to the foregoing, we were conclusively identified by the Securities and Exchange Commission under the HFCAA on June 7, 2022. As a result, we and investors in the ordinary shares of Plastec Technologies were at the time deprived of the benefits of such PCAOB inspections, which could cause investors in the ordinary shares of Plastec Technologies to lose confidence in our reported financial information and the quality of our financial statements. In addition, under the HFCAA and the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was passed by the U.S. Senate in June 2021, as a Commission-Identified issuer (defined below), Plastec Technologies’ securities could have been prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditors are not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted.

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

On December 16, 2021, the PCAOB issued a report on its determinations that PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A (Registered Public Accounting Firms Subject to the Mainland China Determination) and Appendix B (Registered Public Accounting Firms Subject to the Hong Kong Determination) the firms subject to the PCAOB’s determination in such jurisdictions. Our former auditors, CZD CPA, were among those listed by the PCAOB Hong Kong Determination - a determination announced by the PCAOB on December 16, 2021 that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Our auditor, AOGB the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our current auditor, AOGB is headquartered in Suite 2501-3, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong, Hong Kong and registered with the PCAOB. AOGB is subject to inspection by the PCAOB on a regular basis. Therefore, we believe that, as of the date of this annual report, our current auditor is not subject to the PCAOB determinations. The lack of access to the PCAOB inspection in China or Hong Kong at the time as reported by PCAOB prevented the PCAOB from fully evaluating audits and quality control procedures of the auditors based in both jurisdictions. Due to the foregoing, we were conclusively identified by the Securities and Exchange Commission under the HFCAA on June 7, 2022. As a result, investors in our ordinary shares were then deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China or Hong Kong at the time made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of both jurisdictions that were subject to the PCAOB inspections. In addition, under the HFCAA and AHFCAA, as a Commission-Identified Issuer at the time, our securities could be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditors are not inspected by the PCAOB for two consecutive years, and this ultimately could result in our securities being delisted.

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

Statements by the Chinese government in 2021 have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision and cooperation on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems on data security and cross-border transport and overseas listing of China-based companies. The PRC also proposed new rules or drafts of rules in 2021 that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over large China-based internet companies. On December 28, 2021, the CAC, jointly with 12 departments under the State Council, implemented the Measures for Cybersecurity Review, which became effective on February 15, 2022. According to the Measures for Cybersecurity Review, (i) operators of critical information infrastructure purchasing network products and services, and data processors carrying out data processing activities that affect or may affect China’s national security, are required to conduct a cybersecurity review and (ii) internet platform operators who control more than 1 million users’ personal information must report to the Cyber Security Review Office for a cybersecurity review if it intends to be listed in a foreign country. On July 7, 2022, the CAC implemented the Measures for Security Assessment on Cross-border Data Transport, which took effect in September 2022. The Measures stipulate that the data processors shall apply for cross-border data security assessment if: (i) the data to be provided overseas is significant; (ii) any personal information to be provided overseas by operators of critical information infrastructure or by data processors who control more than 1 million users’ personal information; (3) any personal information of more than 100,000 individuals or any sensitive personal information of more than 10,000 individuals in aggregate has been provided overseas since January 1 of the previous year; and (4) other circumstance prescribed by the CAC.

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

On September 24, 2024, the PRC State Council promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025. The aforesaid regulation stipulated that network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed.

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

Our search for a transaction, and any target with which we may ultimately consummate a transaction, may be materially adversely affected by current global geopolitical conditions.

United States and global markets experience volatility and disruption following geopolitical instability resulting from armed conflicts. Although the length and impact of any conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Any of the aforementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from geopolitical or armed conflicts and subsequent sanctions or related actions, could adversely affect our search for a transaction and any target with which we may ultimately consummate a transaction.

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

In addition to the foregoing, in recent years, the number of public blank check companies that have been formed has increased substantially. As a result, fewer attractive targets may be available, and it may require more time, more effort and more resources to identify a suitable target and to consummate a transaction. Attractive deals could also become scarcer for other reasons, such as economic or industry sector downturns, geopolitical tensions, or increases in the cost of additional capital needed to close a transaction or operate targets. This could increase the cost of, delay or otherwise complicate or frustrate our ability to find and consummate an attractive transaction, and may result in our inability to consummate a transaction on terms favorable to our investors altogether.

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

ITEM 4.    INFORMATION ON THE COMPANY.

A. History and Development of Our Company

Office Location

Our principal executive offices are located at c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong and our telephone number at that location is 852-21917155. Our registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and our registered office provider is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Graubard Miller, our U.S. counsel, located at 405 Lexington Avenue, 44th Floor, New York, New York 10174. We maintain a website at http://www.plastec.com.hk that contains information about our company, but that information is not part of this Form 20-F.

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

History and Development

We are a Cayman Islands exempted company incorporated under the Companies Act. We were incorporated on March 27, 2008 as an exempted company with limited liability. We were originally incorporated under the name “GSME Acquisition Partners I” for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC.

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

On November 14, 2015, we entered into the Agreement with SYB and its wholly-owned subsidiary, SYIM. Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholder interests in Plastec for an aggregate Transfer Price of RMB1,250,000,000 (or US$181,159,420), in cash. Of the Transfer Price, RMB875,000,000 (or US$126,811,594) was payable within 60 days after the China Securities Regulatory Commission approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

The Remaining Amount of RMB375,000,000 (or US$54,347,826) was deposited into a bank account supervised and administered by SYB and us jointly. Payments from the bank account were to be made to us upon Plastec achieving the Performance Commitments as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB113,250,000 (US$16,413,043)
2017	HK$177,088,000	RMB124,380,000 (US$18,026,087)
2018	HK$195,408,000	RMB137,370,000 (US$19,908,696)

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

By a letter dated May 10, 2017, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2016 was HK$183,958,100, which was in excess of the performance target for the year ended December 31, 2016, set at HK$161,211,000 in the Agreement, by HK$22,747,100 or approximately 14.1%. Accordingly, we were paid a further sum of RMB113,250,000 (or US$16,413,043) of the Remaining Amount on June 1, 2017 in accordance with the terms of the Agreement.

By a letter dated March 28, 2018, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2017 was HK$183,124,000, which was in excess of the performance target for the year ended December 31, 2017, set at HK$177,088,000 in the Agreement, by HK$6,036,000 or approximately 3.4%. Accordingly, we were paid a further sum of RMB124,380,000 (or US$18,026,087) of the Remaining Amount on May 25, 2018 in accordance with the terms of the Agreement.

By a letter dated April 26, 2019, SYB confirmed and acknowledged to us that Plastec’s audited net profit (on a consolidated basis, after deducting non-recurring gains and losses) for the year ended December 31, 2018 was HK$262,954,000, which was in excess of the performance target for the year ended December 31, 2018, set at HK$195,408,000 in the Agreement, by HK$67,546,000 or approximately 34.6%. Accordingly, we were paid a further sum of RMB137,370,000 (or US$19,908,696) of the Remaining Amount on May 30, 2019 in accordance with the terms of the Agreement.

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

On November 29, 2024, Viewmount disposed of all of its equity interests of Sun Line, one of its dormant wholly-owned subsidiaries, to an independent third party for an aggregate amount of approximately HK$4.65 million, which was equivalent to the net book value of Sun Line. The determination to dispose of Sun Line was made in an effort to streamline the group’s organizational structure given its limited operations. The sale also allowed Viewmount to dispose of Sun Line in a more efficient and quicker manner than if it had sought to formally dissolve and liquidate Sun Line under applicable Hong Kong law.

Subsequent to the year ended December 31, 2024, we have applied for voluntarily liquidation for our three BVI-incorporated subsidiaries, namely Viewmount, Sun Terrace and Sun Ngai, respectively. The application is still in progress and has not yet been completed as at the date of this Form 20-F.

Other than dividends issued to our shareholders, there have not been any material changes to our business activities, initiatives, transactions or events other than as described above.

As discussed above, we are not a company that was formed under the laws of the PRC or Hong Kong. We are a Cayman Islands exempted company with current minimal operations conducted by our British Virgin Islands subsidiary, Viewmount. Viewmount currently has two dormant subsidiaries that conduct no business or operations. None of these subsidiaries were formed under the laws of the PRC. As a result, Plastec Technologies: (a) does not have any active or operating subsidiaries, branches or VIEs in the PRC and does not engage in any operating business in the PRC, (b) does not own or lease any material properties, rights or interests in the PRC, and (c) has no business transactions or relationships with PRC entities. Accordingly, we are not currently subject to any PRC laws or regulations and the PRC legal system would not have any material effect on us or the limited operations we currently conduct outside of the PRC.

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

On November 29, 2024, Viewmount disposed of all of its equity interests of Sun Line, one of its dormant wholly-owned subsidiaries, to an independent third party for an aggregate amount of approximately HK$4.65 million, which was equivalent to the net book value of Sun Line. The determination to dispose of Sun Line was made in an effort to streamline the group’s organizational structure given its limited operations. The sale also allowed Viewmount to dispose of Sun Line in a more efficient and quicker manner than if it had sought to formally dissolve and liquidate Sun Line under applicable Hong Kong law.

Other than dividends issued to our shareholders, there have not been any material changes to our business activities, initiatives, transactions or events except as set forth above.

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

In addition to the foregoing, in recent years, the number of public blank check companies that have been formed has increased substantially. As a result, fewer attractive targets may be available, and it may require more time, more effort and more resources to identify a suitable target and to consummate a transaction. Attractive deals could also become scarcer for other reasons, such as economic or industry sector downturns, geopolitical tensions, or increases in the cost of additional capital needed to close a transaction or operate targets. This could increase the cost of, delay or otherwise complicate or frustrate our ability to find and consummate an attractive transaction, and may result in our inability to consummate a transaction on terms favorable to our investors altogether.

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

C. Organizational Structure

As discussed above, we are not a company that was formed under the laws of the PRC or Hong Kong. We are a Cayman Islands exempted company with current minimal operations conducted by our British Virgin Islands subsidiary, Viewmount. Viewmount currently has two dormant subsidiaries that conduct no business or operations. None of these subsidiaries were formed under the laws of the PRC. As a result, Plastec Technologies: (a) does not have any active or operating subsidiaries, branches or VIEs in the PRC and does not engage in any operating business in the PRC, (b) does not own or lease any material properties, rights or interests in the PRC, and (c) has no business transactions or relationships with PRC entities. Accordingly, we are not currently subject to any PRC laws or regulations and the PRC legal system would not have any material effect on us or the limited operations we currently conduct outside of the PRC. The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Form 20-F.

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

The transfer of funds between our subsidiaries and us in order to pay dividends is not currently subject to any special restrictions or requirements other than customary corporate requirements such as the amount of the dividend not exceeding a company’s available retained earnings. To date, we have declared and paid an aggregate of approximately US$20.55, or approximately US$265,879,000 per share, to our shareholders as dividends.

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

In addition to the foregoing, in recent years, the number of public blank check companies that have been formed has increased substantially. As a result, fewer attractive targets may be available, and it may require more time, more effort and more resources to identify a suitable target and to consummate a transaction. Attractive deals could also become scarcer for other reasons, such as economic or industry sector downturns, geopolitical tensions, or increases in the cost of additional capital needed to close a transaction or operate targets. This could increase the cost of, delay or otherwise complicate or frustrate our ability to find and consummate an attractive transaction, and may result in our inability to consummate a transaction on terms favorable to our investors altogether.

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

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Motor vehicles	20%
Computer equipment	33.33%
Furniture & office equipment	20%
Fixtures & fittings	20%

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

Revenues

No revenues were generated in the fiscal years ended December 31, 2022, 2023 and 2024, whilst we had recorded other income of approximately HK$91,000 from reversed over-accrued expenses for fiscal year ended December 31, 2022, and approximately HK$118,000 mainly from gain on disposals of plant and equipment for fiscal year ended December 31, 2024.

	Fiscal Years Ended December 31,
	2022		2023		2024

	(HK$’000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Other income	91	100.0%	—	0.0%	118	100.0%

Operating Costs

Our operating expenses in fiscal years ended December 31, 2022, 2023 and 2024 consisted of the following:

	Fiscal Years Ended December 31,
	2022		2023		2024

	(HK$’000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Selling, general and administrative expenses	3,326	100.0%	3,084	100.0%	4,813	100.0%

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consisted primarily of office expenses, depreciation, legal and professional expenses, directors’ compensation, insurances, transportation and motor vehicles related expenses.

Income Tax

Cayman Islands. We are incorporated in the Cayman Islands. The government of the Cayman Islands will not, under existing legislation, impose any income tax upon the Company or its shareholders.

British Virgin Islands. Our subsidiaries which are incorporated in the British Virgin Islands are exempted from income tax in the British Virgin Islands on their foreign-derived income.

Hong Kong. Our remaining Hong Kong subsidiary is subject to income tax on its assessable profits in Hong Kong at the prevailing corporate tax rates of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million. For the years ended December 31, 2022 and 2023, however, our Hong Kong subsidiary recorded nil Hong Kong Profits Tax on the basis that it did not have any assessable profits arising in or derived from Hong Kong.

The Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows for previous tax years subject to examination by the relevant tax authorities. For the year ended December 31, 2024, final tax assessments for the previous open tax years were issued by the Inland Revenue Department of Hong Kong and the Company had fully settled the respective tax amount in due course and considered that no uncertain tax position should be recorded as of December 31, 2024.

Review of Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this Form 20-F.

	Fiscal Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$
	(HK$’000)
Revenues	—	—	—

Operating expenses, net
Selling, general and administrative expenses	(3,326)	(3,084)	(4,813)
Other income	91	—	118
Total operating expenses, net	(3,235)	(3,084)	(4,695)

Loss from operations	(3,235)	(3,084)	(4,695)

Interest income	917	4,065	4,543
Profit/(Loss) before income tax expense	(2,318)	981	(152)

Income tax expense from operations	(907)	(1,047)	(7,758)
Net loss from operations attributable to the Company’s shareholders	(3,225)	(66)	(7,910)

Year ended December 31, 2024 compared to year ended December 31, 2023

Other income. We recorded other income of approximately HK$118,000 mainly from gain on disposals of plant and equipment for fiscal year ended December 31, 2024 and nil for the fiscal year ended December 31, 2023.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2024 increased by approximately HK$1.7 million or 54.8% to approximately HK$4.8 million from approximately HK$3.1 million in the year ended December 31, 2023. The increase was mainly attributable to increased rental expenses and depreciation of furniture and fittings and office equipment of a new office, and increased legal and professional expenses during the year.

Loss from operations. Our loss from operations for the year ended December 31, 2024 was approximately HK$4.7 million, compared to a loss of approximately HK$3.1 million for the year ended December 31, 2023, as a result of increased selling, general and administrative expenses for the year.

Income tax expenses. Our income tax expenses for the year ended December 31, 2024 increased by approximately HK$6.7 million to HK$7.8 million from HK$1.1 million in the year ended December 31, 2023. The increase was due to the settlement of the final tax assessments including related tax penalty and interest for the previous open tax years issued by the Inland Revenue Department of Hong Kong during the year.

Net loss. Our net loss for the year ended December 31, 2024 was approximately HK$7.9 million, compared to net loss of approximately HK$0.07 million for the year ended December 31, 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

Other income. We did not record any operating income for the fiscal years ended December 31, 2023, whilst recorded other income of approximately HK$91,000 from reversed over-accrued expenses for fiscal year ended December 31,2022.

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

Income tax expenses. Our income tax expenses for the year ended December 31, 2023 increased by approximately HK$0.14 million to HK$1.05 million from HK$0.91 million in the year ended December 31, 2022.

Net loss. Our net loss for the year ended December 31, 2023 was approximately HK$0.07 million, compared to net loss of approximately HK$3.23 million for the year ended December 31, 2022. It was because we recorded interest income of approximately HK$4.1 million for the year ended December 31, 2023 compared to the interest income of approximately HK$0.9 million for the year ended December 31, 2022 for the prevailing increased deposit interest rates.

Liquidity and Capital Resources

Our operations have been generally funded through a combination of net cash generated from past operations and equity capital. We believe that we have adequate working capital to finance our current operations.

Summary of Cash Flows

	Year Ended December 31,
	2022	2023	2024

	(HK$’000)
Net Cash From Operating Activities	(3,086)	664	(17,256)
Net Cash From Investing Activities	—	(7)	445
Net Cash From Financing Activities	—	—	(35,321)
	(3,086)	657	(52,132)

Year ended December 31, 2024 compared to year ended December 31, 2023

Net Cash From Operating Activities. For the year ended December 31, 2024, we recorded a net cash outflow from operating activities of approximately HK$17.3 million compared to a net cash inflow from operating activities of approximately HK$0.7 million for the year ended December 31, 2023. The decrease was mainly attributable to cash settlement of tax assessments including related tax penalty and interest for the previous open tax years issued by the Inland Revenue Department of Hong Kong during the year.

Net Cash From Investing Activities. We recorded a cash inflow of approximately HK$0.4 million for proceeds from disposals of plant and equipment for the year ended December 31, 2024, compared to a cash outflow of approximately HK$7 thousand for acquisition of computer equipment for the year ended December 31, 2023.

Net Cash From Financing Activities. For the year ended December 31, 2024, we recorded a cash outflow of approximately HK$35.3 million for the payment of interim dividends declared at US$0.35 per share to the holders of the Company’s ordinary shares. For the year ended December 31, 2023, we recorded nil cash inflow and outflow from financing activities.

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

Net Cash From Investing Activities. For the year ended December 31, 2023, we recorded a net cash outflow from investing activities of approximately HK$7 thousand for acquisition of computer equipment, compared to no cash inflow or outflow from investing activities for the year end December 31, 2022.

Net cash generated from financing activities. For the year ended December 31, 2023 and 2022, we recorded no cash inflow or outflow financing activities.

Working capital

We believe that we have adequate working capital for our present requirements and that our cash and cash equivalents will provide sufficient funds to satisfy our working capital requirements for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2023, we had a cash and bank balance of approximately HK$44.2 million, of which approximately HK$14.1 million was denominated in Hong Kong Dollars and approximately HK$30.1 million equivalent was denominated in US Dollars, respectively.

Indebtedness

As of December 31, 2024, our indebtedness was nil.

As of December 31, 2024, our estimates for contractual cash commitments, interest commitment and operating lease obligations were all nil.

Quantitative and Qualitative Disclosures About Market Risks

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

Foreign exchange risk.  Up until November 2019, our income was mainly denominated in Renminbi whereas our costs and capital expenditures were largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. After completion of the disposal of our former subsidiary that generated rental revenues pursuant to the terms of the Assets Disposal Agreement in November 2019, we recorded no operating income from our continuing operations. We recorded nil foreign currency exchange gain and loss for the years ended December 31, 2022, 2023 and 2024, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure, if any. However, if we decided to enter into any such hedging activities in the future, there is no assurance that we would be able to effectively manage our foreign exchange risk exposure.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2024.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	63	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	64	Chief Financial Officer and Director
Chung Wing Lai (1) (2) (3)	77	Director
Joseph Yiu Wah Chow (1) (2) (3)	65	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

Joseph Yiu Wah Chow has been a Director of ours since the consummation of the merger in December 2010. Mr. Chow has over 30 years of experience in auditing, accounting, and financial management. He has been a practicing director of KTC Partners CPA Limited since May 2008 and a practicing director of Crowe (HK) CPA Limited from January 2019 until June 2022. We believe Mr. Chow’s financial background in auditing, accounting and financial management makes him well qualified to be a member of our board of directors and chairman of our audit committee. Mr. Chow graduated from the University of Ulster in the United Kingdom with a Bachelor’s degree in Accounting in 1989. Additionally, Mr. Chow is admitted as a member of the Association of Chartered Certified Accountants in 1991 and a member of the Hong Kong Institute of Certified Public Accountants in 1992. He has also been a member of the Taxation Institute of Hong Kong since 1992, the Hong Kong Securities Institute since 1998, and the Institute of Chartered Accountants in England and Wales since 2006.

B. Compensation

Compensation of Executive Officers

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current executive officers has received monthly cash compensation in the sum of HK$10,000.

During the year ended December 31, 2024, the aggregate amount of compensation paid to our executive officers was HK$240,000.

The following table sets forth the compensation of our named executive officers for the year ended December 31, 2024:

	Year ended	Salary	Total
Name and Principal Position	December 31,	(HK$)	(HK$)
Kin Sun Sze-To	2024	120,000	120,000
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2024	120,000	120,000
Chief Financial Officer

Compensation of Non-Executive Independent Directors

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board.

During the year ended December 31, 2024, the aggregate amount of compensation paid to our non-executive independent directors was HK$240,000.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth, as of April 28, 2025, certain information regarding beneficial ownership of Plastec Technologies’ shares by each person who is known by us to beneficially own more than 5% of such shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of April 28, 2025.

	Amount and
	Nature of
	Beneficial		Percent
Name and Address of Beneficial Owner (1)	Ownership		of Class
Major Shareholder(s):
Kwok Wa Hung	1,014,753	(2)	7.8%
Directors and Executive Officers:
Kin Sun Sze-To	10,134,283	(3)	78.3%
Ho Leung Ning	241,971	(4)	1.9%
Chung Wing Lai	—		0%
Joseph Yiu Wah Chow	—		0%
All directors and executive officers as a group (4 individuals)	10,376,254		80.2%

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.
(2)	The business address of Mr. Hung is c/o 16th Floor, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on March 03, 2015 and other information known to us.
(3)	Consists of 9,245,382 ordinary shares held by Sun Yip Industrial Company Limited and 888,901 ordinary shares held by Tiger Power Industries Limited (“Tiger Power”), each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 5, 2017.
(4)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning.

As of April 28, 2025, there were 17 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 556,133 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

There were no related party transactions involving us or any of our subsidiaries with any of our officers and directors or their respective affiliates for the fiscal year ended December 31, 2024. We require that all ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms that we believe to be no less favorable to us than are available from unaffiliated third parties. Such transactions require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who have access, at our expense, to our attorneys or independent legal counsel.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2024.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our independent registered public accounting firm for the audit of our financial statements for the year ended December 31, 2024 is AOGB. Our independent registered public accounting firm for the audit of our financial statements for the year ended December 31, 2023 was CZD CPA.

The following table presents the aggregate fees for professional services and other services rendered by AOGB and CZD CPA to us for the years ended December 31, 2024 and 2023:

	Fiscal Year		Fiscal Year
	Ended		Ended
	December 31,		December 31,
Service Category	2024		2023
Audit Fees	HK$	390,000	HK$	285,000
Audit-Related Fees	HK$	30,000	HK$	30,000
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	420,000	HK$	315,000

In the above tables, in accordance with the SEC’s definitions and rules, “audit fees” are fees for professional services for the audit and review of our annual financial statements, as well as the audit and review of our financial statements included in our registration statements filed under the Securities Act and issuance of consents and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements except those not required by statute or regulation; “audit-related fees” are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including attestation services that are not required by statute or regulation, due diligence and services related to acquisitions; “tax fees” are fees for tax compliance, tax advice and tax planning; and “all other fees” are fees for any services not included in the first three categories. The “audit-related fees” for the fiscal year ended December 31, 2024 was borne by CZD CPA.

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

ITEM 16F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On October 3, 2024, the audit committee (the “Audit Committee”) of the board of directors of the Company approved to dismiss CZD CPA as the Company’s independent registered public accounting firm, effective October 3, 2024.

During the two most recent fiscal years and through the subsequent interim period preceding the release, CZD CPA has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to CZD CPA’s satisfaction, would have caused CZD CPA to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of instructions to Form 20-F, except that there were material weaknesses identified related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

The Company has provided CZD CPA with a copy of this report prior to its filing with the Securities and Exchange Commission (the “SEC”). CZD CPA has provided a letter to us, dated October 3, 2024 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

On October 3, 2024, the Audit Committee approved the engagement of AOGB as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of December 31, 2024 and 2023 and for the three years in the period ended December 31, 2024. The decision to engage AOGB as the Company’s independent registered public accounting firm was approved by the Audit Committee.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with AOGB regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;
2.	the type of audit opinion that might be rendered on the Company’s financial statements by AOGB, in either case where written or oral advice provided by AOGB would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or
3.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

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

PLASTEC TECHNOLOGIES, LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

April 28, 2025.

We have served as the Group’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2023	2024
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	96,303	44,171
Deposits, prepayment and other receivables (note 3)	4,269	—
Total current assets	100,572	44,171

Non-current assets
Property, plant and equipment, net (note 4)	7	—
Intangible assets	438	—
Total non-current assets	445	—

Total assets	101,017	44,171

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals (note 5)	1,173	538
Tax payable	12,980	—
Total current liabilities	14,153	538

Total liabilities	14,153	538

Commitments and contingencies (note 8)	—	—

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive loss	(30)	(30)
Retained earnings	60,744	17,513
Total shareholders’ equity	86,864	43,633

Total liabilities and shareholders’ equity	101,017	44,171

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	HK$	HK$	HK$

Revenues	—	—	—

Operating expenses, net
Selling, general and administrative expenses	(3,326)	(3,084)	(4,813)
Other income	91	—	118
Total operating expenses, net	(3,235)	(3,084)	(4,695)

Loss from operations	(3,235)	(3,084)	(4,695)

Interest income	917	4,065	4,543
(Loss)/profit before income tax expense	(2,318)	981	(152)

Income tax expense (note 6)	(907)	(1,047)	(7,758)
Net loss attributable to the Company’s shareholders	(3,225)	(66)	(7,910)
Comprehensive loss attributable to the Company’s shareholders	(3,225)	(66)	(7,910)

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2022		2023		2024
	HK$		HK$		HK$

Net loss per share (note 7):

Weighted average number of ordinary shares		12,938,128		12,938,128		12,938,128

Weighted average number of diluted ordinary shares		12,938,128		12,938,128		12,938,128

Basic net loss per share (in HK$)	HK$	(0.25)	HK$	(0.005)	HK$	(0.61)

Diluted net loss per share (in HK$)	HK$	(0.25)	HK$	(0.005)	HK$	(0.61)

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of		Additional	other
	shares		paid-in	comprehensive	Retained	Shareholders’
	outstanding	Amount	capital	loss	earnings	equity
		HK$	HK$	HK$	HK$	HK$

Balance of January 1, 2022	12,938,128	101	26,049	(30)	64,035	90,155

Net loss for the year	—	—	—	—	(3,225)	(3,225)

Balance of December 31, 2022 and January 1, 2023	12,938,128	101	26,049	(30)	60,810	86,930

Net loss for the year	—	—	—	—	(66)	(66)

Balance of December 31, 2023 and January 1, 2024	12,938,128	101	26,049	(30)	60,744	86,864

Net loss for the year	—	—	—	—	(7,910)	(7,910)

Dividend paid	—	—	—	—	(35,321)	(35,321)

Balance of December 31, 2024	12,938,128	101	26,049	(30)	17,513	43,633

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	HK$	HK$	HK$

Operating activities
Net loss	(3,225)	(66)	(7,910)
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(423)	(715)	4,269
Other payables and accruals	(345)	398	(635)
Tax payables	907	1,047	(12,980)
Net cash (used in)/generated from operating activities	(3,086)	664	(17,256)

Investing activity
(Purchase)/Proceeds from disposal of plant and machinery	—	(7)	445
Net cash (used in)/generated from investing activity	—	(7)	445

Financing activity
Dividends paid	—	—	(35,321)
Net cash used in financing activity	—	—	(35,321)

Net (decrease)/increase in cash and cash equivalents	(3,086)	657	(52,132)

Cash and cash equivalents, beginning of year	98,732	95,646	96,303
Cash and cash equivalents, end of year	95,646	96,303	44,171

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	917	4,065	4,543
Income taxes paid	—	—	(16,930)

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.          Organization and Business Background

Plastec Technologies, Ltd. (the “Company”) (formerly known as “GSME Acquisition Partners I”), incorporated under the laws of Cayman Islands on March 27, 2008, and its subsidiaries (where the context permits, references to the “Company” below shall include references to its subsidiaries (collectively as the “Group”)) had principally been engaged in the provision of integrated plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing as well as parts assembly. The Group’s manufacturing activities had been performed in the People’s Republic of China (the “PRC” or “China”) and Thailand during the years through October 11, 2016. The selling and administrative activities had mainly been performed in China.

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

On November 29, 2024, the Company disposed of its wholly-owned dormant subsidiary, Sun Line Industrial Limited, with a net worth of approximated HK$4,650 to an unaffiliated third party purchaser for the cash consideration of HK$4,650 and fully settled before the year ended December 31, 2024. The determination to this disposal was made in an effort to streamline the group’s organizational structure given its limited operations currently. The following table summarizes the assets and liabilities of Sun Line Industrial Limited on November 29, 2024:

Unaudited
November 29,
2024
HK$
Property, plant and equipment, net	291
Cash and cash equivalents	4,082
Deposits and other receivables	297
Accruals	(20)
Net assets of the subsidiary	4,650
Less: Cash consideration	(4,650)
—

The following table summarizes the operating results of Sun Line Industrial Limited for the years ended December 31, 2023 and the period ended November 29, 2024:

	Audited	Unaudited
	Year ended	Period ended
	December 31,	November 29,
	2023	2024
	HK$	HK$
Gain on disposal of plant and machinery	—	100
Interest income	935	926
Other income	—	14
Selling, general and administrative expenses	(164)	(1,471)
Income tax expenses	—	(17,199)
Net profit/(loss) for the year/period	771	(17,630)

As of December 31, 2024, details of the Company’s subsidiaries are as follows:

		Place of	Percentage of
	Date of	incorporation/	equity interest
	incorporation/	registration and	attributable to
Name	establishment	operation	the Company	Principal activities

Sun Ngai Spraying and Silk Print Co., Ltd.	July 25, 1995	BVI	100%	Dormant

Sun Terrace Industries Limited	March 2, 2004	BVI	100%	Dormant

Viewmount Developments Limited	November 12, 2013	BVI	100%	Investment holding

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

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. There were no foreign currency transaction change recorded during the years ended December 31, 2022, 2023 and 2024 respectively.

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

Depreciation is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Motor vehicles	20%
Computer equipment	33.33%
Furniture & office equipment	20%
Fixtures & Fittings	20%

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.           Summary of Significant Accounting Policies - Continued

Leases

The Group adopted ASU No. 2016-02, Leases (“Topic 842”), which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is the lessee of non-cancellable operating leases for a corporate office premise for the year ended December 31, 2023. The Group determines if the arrangements are lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. The lease standard, ASC 842, allows for practical expedients to simplify an entity’s ongoing accounting. The Group has elected to apply the short-term lease exception for leases with an initial term of 12 months or less. Consequently, these short-term leases are not reflected on the balance sheet as right-of-use (“ROU”) assets or operating lease liabilities. Therefore, the Group chooses not to recognize these leases on the balance sheet. Instead, lease expense is recognized on a straight-line basis over the lease term.

During the years ended December 31, 2022, 2023 and 2024, the Group recorded rental expenses of HK$Nil, HK$41 and HK$412, included in selling, general and administrative expenses, respectively.

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

Intangible asset

Intangible asset consists of acquired golf club membership. Intangible asset with an indefinite useful life is not amortized. During the year ended December 31, 2024, the intangible asset of HK$438 is disposed to an independent third party at the same amount.

Fair value of financial instruments

The Group has no financial instruments that are measured at fair value.

The carrying amounts of cash and cash equivalents, short term bank deposits, accounts receivable and accounts payable, approximate their fair value due to the short-term maturities of such instruments.

Selling, general and Administrative Expenses

Selling, general and administrative expenses consisted primarily of office expenses, depreciation, legal and professional expenses, directors’ compensation, insurances, transportation and motor vehicles related expenses.

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

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits and underpaid taxes as income tax expense.

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.           Summary of Significant Accounting Policies - Continued

Adoption of new accounting standard

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, required annual disclosure under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Group adopted AUS 2023-07 for the annual period ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU can be adopted on a prospective or retrospective basis.

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income - Expense Disaggregation Disclosures”, which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

Accounting standards that have been issued or proposed by the FASB including the aforesaid two, or other standards-setting bodies for adoption by the Company or that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

3.           Deposits, Prepayment and Other Receivables

Deposits, prepayment and other receivables consist of the following:

	December 31,	December 31,
	2023	2024
	HK$	HK$

Prepaid insurance and others	2	—
Other receivables and deposit paid	4,267	—
	4,269	—

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

4.           Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2023	2024
	HK$	HK$

Property, plant and equipment:
Motor vehicles	1,814	1,814
Computer equipment	7	9
Furniture & office equipment	—	144
Fixtures & Fittings	—	199
	1,821	2,166

Accumulated depreciation	(1,814)	(1,874)
Disposed due to disposal of a subsidiary	—	(292)
Property, plant and equipment, net	7	—

Depreciation of property, plant and equipment from operating activities were HK$Nil, HK$Nil and HK$60 included in “Selling, general and administrative expenses” and gain on disposal of plant and equipment of HK$Nil, HK$Nil and HK$100 included in “Other income” during the years ended December 31, 2022, 2023 and 2024, respectively.

5.           Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2023	2024
	HK$	HK$

Accrued salaries, wages and bonus	40	40
Accrued audit and professional fees	1,133	498
	1,173	538

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

The subsidiary operating in Hong Kong was subject to a two-tiered profits tax rates regime at the rate of 8.25% for the first HK$2,000 assessable profits and at 16.5% over HK$2,000 assessable profits for the years ended December 31, 2022 and 2023 respectively.

As of December 31, 2023, the Board of Directors considered that the Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows, and will continue to evaluate for any uncertain position in future. The Company’s tax positions related to open tax years are subject to examination by the relevant tax authorities.

For the year ended December 31, 2024, final tax assessments for the previous open tax years with an aggregate amount of HK$20,738 were issued by the Inland Revenue Department of Hong Kong (“IRD”) and the Company had fully settled the respective tax amount and considered that no uncertain tax position should be recorded as of December 31, 2024.

The provision for income taxes consists of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	HK$	HK$	HK$

Hong Kong profits tax
- Current	907	1,047	1,948
- Overprovision in previous year	—	—	(5,480)
	907	1,047	(3,532)
Tax interests and penalties	—	—	11,290
	907	1,047	7,758

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax to income before income tax expense are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
	HK$	HK$	HK$

Provision for income taxes at Hong Kong profits tax rates	926	1,174	(3,603)
Tax interests and penalties	—	—	11,290
Effect of income not chargeable for tax purpose	(32)	(154)	—
Effect of expenses not deductible for tax purpose	—	—	—
Change in valuation allowance	13	27	71
	907	1,047	7,758

The Group recognized the valuation allowance against its deferred tax assets attributable to net operating loss carryforwards. The net operating loss carryforwards are subject to agreement by IRD and may be carried forward indefinitely. Management determined that it was more likely than not that the deferred tax asset will not be realized and recorded a 100% valuation allowance for the years ended December 31, 2022, 2023 and 2024.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

7.            Net Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2022		2023		2024
	HK$		HK$		HK$

Basic and diluted loss per share
Numerator:
Net loss for the year attributable to the Company’s ordinary shareholders		(3,225)		(66)		(7,910)

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding		12,938,128		12,938,128		12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating loss per share		12,938,128		12,938,128		12,938,128

Basic and diluted net loss per share (in HK$)	HK$	(0.25)	HK$	(0.005)	HK$	(0.61)

8.            Commitments and Contingencies

Capital commitment

As of December 31, 2023 and 2024, capital commitment for lease of HK$886 (restated) and HK$Nil was expected, respectively.

Legal Proceeding

As of December 31, 2024, the Group is not aware of any material outstanding claim and litigation against them.

9.               Operating Segment and Geographical Information

The Company uses the management approach model for segment reporting. The management approach model is based on the way a Company’s management organizes segments within the Group for making operating decisions and assessing performance. The chief operating decision maker (the “CODM”) of the Company is the Executive Officer, Mr. Kin Sun Sze-To. The CODM reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance. Based on the management’s assessment, the Company has determined that it has only one operating segment. All assets of the Group are located in Hong Kong.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

10.         Cash dividend

On November 29, 2024, the Board of Directors approved and declared a special cash dividend of US$0.35 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on December 13, 2024, resulting in payments totaling US$4,528.34 (United States Dollar in thousands, and equivalent to HK$35,321) to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date and paid on December 20, 2024.

11.         Subsequent Events

The Company is currently applying for liquidation of all its three BVI-incorporated subsidiaries.

Apart from the aforesaid, the Company determined that there were no other subsequent events or transactions through April 28, 2025, the date these consolidated financial statements were issued.

ITEM 19.    EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 15, 2025

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

4.5	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.6	Share Transfer Agreement (included as Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 30, 2018 and incorporated herein by reference)
4.7	Agreement, dated November 15, 2019 (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer filed on November 15, 2019 and incorporated herein by reference)
4.8	Description of Securities of the Registrant (included as Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022)
4.9	Insider Trading Policy (included as Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022)
8.1	List of Subsidiaries as of April 28, 2025
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of CZD CPA dated October 3, 2024 (incorporated by reference to Exhibit 16.1 to the Form 6-K filed on October 3, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)