Form 20-F
period 2025-12-31
Plastec Technologies, Ltd.
filed 2026-05-15
CIK 1433309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,938,128 Ordinary Shares, par value U.S.$0.001 per share, as of December 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐  No  ☒

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

This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto for the fiscal year ended December 31, 2025, which are included in Item 18 to this Form 20-F.

INTRODUCTION

Overview

We are currently a Cayman Islands exempted company with current limited operations conducted by our British Virgin Islands subsidiary, Viewmount Developments Limited (“Viewmount”). We are not a company that was formed under the laws of the PRC. However, our principal executive offices are located in Hong Kong and certain of our directors and officers have ties to the PRC and Hong Kong. This structure involves unique risks to investors as described herein including but not limited being subject to foreign laws that may change quickly with little or no advance warning, increased governmental oversight and difficulty in enforcing judgments against our company and our officers and directors. Any of these factors could result in a material change in our operations and/or the value of Plastec Technologies’ securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, recent statements and regulatory actions by the Chinese government, such as those related to the use of variable interest entity (“VIE”) structures and data security or anti-monopoly concerns, could have a significant impact on our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange if we were to expand our business and operations in the PRC in the future.

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

Voluntary Liquidation of Viewmount Developments Limited, Sun Ngai Spraying and Silk Print Co., Ltd. and Sun Terrace Industries Limited

Viewmount, Sun Ngai Spraying and Silk Print Co., Ltd. (“Sun Ngai”) and Sun Terrace Industries Limited (“Sun Terrace”) applied voluntary liquidation to BVI Registry in 2025. The documents for the liquidation were filed with the Registry on March 24, 2026 and the voluntary liquidations commenced on the same date. Other than dividends issued to our shareholders, there have not been any material changes to our business activities, initiatives, transactions or events other than as set forth above.

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

Risks Affecting Our Company

An investment in the securities of Plastec Technologies involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of the securities of Plastec Technologies could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

●	We have limited operations after the divestment of our ownership interest in Plastec and, accordingly, you will have no or little basis on which to evaluate our prospect as a going concern.
●	We could be delisted or trading in our securities could be restricted if we do not have auditors that can timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.
●	Uncertainties with respect to the PRC legal system could adversely affect our business and/or the value of our securities.
●	The Chinese government may influence a PRC company’s business operations in accordance with applicable laws and regulations, or exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities.
●	We may not be able to complete a transaction with a U.S. company since such transaction may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.
●	Government regulations in the PRC that limit or prohibit foreign investments in certain industries might limit the potential number of acquisition candidates.
●	If we enter into a transaction utilizing a VIE structure, we could be subject to significant penalties or be forced to relinquish our interests in those operations or we could be unable to assert our contractual control rights over the assets of the post-combination target company, which could cause the value of Plastec Technologies’ securities to depreciate significantly or become worthless.
●	We are vulnerable to foreign currency exchange risk exposure.
●	We intend to explore other currently unidentified investment opportunities and, accordingly, we are unable to currently ascertain the merits or risks of any such investment opportunity.
●	Our search for other unidentified investment opportunities may be materially adversely affected by pandemic or other adverse events.
●	U.S. laws and regulations may restrict or eliminate our ability to complete a transaction with certain companies.
●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
●	Investors may have difficulty enforcing judgments against members of our management because they reside outside the United States, including in Hong Kong.
●	We may be treated as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

●	A national securities exchange may not list the securities of Plastec Technologies, or if a national securities exchange does grant such listing, it could thereafter delist its securities, which could limit investors’ ability to make transactions in its securities and subject us to additional trading restrictions.
●	If Plastec Technologies’ ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in its securities may be adversely affected.
●	If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of Plastec Technologies’ ordinary shares may be adversely affected.
●	Our executive officers have limited experience managing a public company subject to United States securities laws and preparing financial statements in U.S. GAAP.
●	One of our directors and officers controls a significant amount of ordinary shares of Plastec Technologies and his interests may not align with the interests of our other shareholders.
●	Our executive officers have become affiliated with SYB following divestment of our shareholdings in Plastec and have thereafter allocated their time in pursuit of businesses of Plastec thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to remain as a going concern.
●	Our ability to consummate any investment opportunity will be dependent on the efforts of our key personnel.
●	Because of our limited resources, other companies may have a competitive advantage in locating and consummating investment opportunities.
●	Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business.
●	Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
●	Volatility in the price of Plastec Technologies’ shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.
●	If we do not pay dividends, shareholders may benefit from an investment in Plastec Technologies’ shares only if those shares appreciate in value.
●	We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

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

Currently, we do not have any sources of operating revenues. As a result, there is substantial doubt regarding our ability to remain as a going concern from a long-term perspective.

We could be delisted or trading in our securities could be restricted if we do not have auditors that can timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.

As a public company, we are required to have our financial statements audited by an independent registered public accounting firm registered with the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers available for regular inspections to assess its compliance with the applicable professional standards.

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

We are not currently conducting any business or operations in mainland China. Moreover, our officers and directors are not engaging in any business operations or taking any position in mainland China on our behalf. Jingtian & Gongcheng, our counsel as to PRC law, has advised us that based on the current PRC laws and regulations and our practical business operation and those of our officers and directors on our behalf, our company, directors and officers are not currently required to obtain any prior permission, approval or registration from any PRC governmental authorities for any foreign securities offering. As the PRC legal system is a civil law system based on written statutes, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China, the PRC government and authorities may propose new laws, regulations and policies or amendments and revision of such rules in the future. Since PRC administrative and court authorities might have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy. As a result, we may be subject to certain risks relating to regulatory oversight by the PRC government in the future. This may significantly limit our ability to conduct business if we seek to do so in China. In particular, future changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice. The Chinese government may also influence our search for business opportunities because certain of our directors and officers have significant ties to mainland China and Hong Kong and they may seek business opportunities in the future in such regions. This could significantly and negatively impact our operations and any securities offering or any registration of securities for resale and the value thereof. If applicable laws, regulations, or interpretations change and require us and/or our directors and officers to obtain such permissions or approvals in the future and we fail to obtain such permissions or approvals, Chinese regulatory authorities (a) may impose fines and penalties on us or our officers and directors and (b) may also take actions requiring our directors and officers, or making it advisable for our directors and officers, to terminate such offering. Uncertainties and/or negative publicity regarding such mandatory permission or approval requirements could have a material adverse effect on the trading price of our securities.

The Chinese government may influence a PRC company’s business operations or exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities.

Statements by the Chinese government in 2021 have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision and cooperation on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems on data security and cross-border transport and overseas listing of China-based companies. The PRC also proposed new laws and regulations since 2021 that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over large China-based internet companies.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress, or SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On December 28, 2021, the Cyberspace Administration of China (“CAC”), jointly with 12 departments under the State Council, implemented the Measures for Cybersecurity Review, which became effective on February 15, 2022. According to the Measures for Cybersecurity Review, (i) operators of critical information infrastructure purchasing network products and services, and data processors carrying out data processing activities that affect or may affect China’s national security, are required to conduct a cybersecurity review and (ii) internet platform operators who control more than 1 million users’ personal information must report to the Cyber Security Review Office for a cybersecurity review if it intends to be listed in a foreign country. On July 7, 2022, the CAC implemented the Measures for Security Assessment on Cross-border Data Transport, which took effect in September 2022 and on March 22, 2024, the CAC subsequently promulgated the Regulations on Facilitating and Regulating Cross-Border Data Flow, which stipulate that the data processors shall apply for cross-border data security assessment if: (i) the data to be provided overseas has been designated or publicly disclosed as important data by relevant departments or localities; (ii) any personal information to be provided overseas by operators of critical information infrastructure or by data processors who control more than 1 million users’ personal information; (iii) any personal information of more than 1 million individuals or any sensitive personal information of more than 10,000 individuals in aggregate has been provided overseas since January 1 of the previous year; and (iv) other circumstance prescribed by the CAC. Data processors providing personal information of more than 100,000 but less than 1 million individuals, or sensitive personal information of less than 10,000 individuals, overseas may do so through standard contract or certification. The validity period of security assessment results is three years. On September 24, 2024, the PRC State Council promulgated the Regulation on Network Data Security Management, which took effect on January 1, 2025, which elaborates on the implementation of the PRC Data Security Law. The aforesaid regulation stipulated that network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed.

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

On October 28, 2025, SCNPC promulgated the revised Cybersecurity Law of the PRC, which became effective on January 1, 2026, and provides that the network operators shall neither collect personal information unrelated to the service they provide, collect or use personal information in violation of the PRC laws and regulations, disclose, distort or damage personal information they collect, nor provide such information to others without the agreement of the person whose information is collected except on certain circumstances provided in this Law.

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), which became effective on March 31, 2023, and was subsequently supplemented by seven Guidelines on the Application of Regulatory Rules to date. The Trial Measures require that a PRC domestic enterprise seeking to offer and list its securities overseas, including direct and indirect issuance and listing (“Overseas Offering and Listing”), shall complete the filing procedures and submit the relevant information to the CSRC. In addition, a domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall also fulfil the filing procedure within three business days after the application submission. Where overseas application documents are not required, the filing shall be made within 3 business days after the first public disclosure of the specifics of the transaction is made by the listed company. The recognition of overseas indirect issuance and listing of PRC domestic enterprises shall follow the principle of substance over form. If the issuer meets both of the following circumstances, it shall be deemed an overseas indirect issuance and listing: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China.

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

Moreover, given the PRC authorities might have significant discretion in interpreting and applying their laws, rules and regulations, if we undertake a transaction in the PRC that involves data security or an industry that the PRC government is focusing on, we could be subject to review by the CSRC, CAC or other applicable governmental agency. Such review could be time consuming, could cause us to incur significant costs in responding to such agencies and/or rectifying any potential issues noted by such agencies or completely abandon a potential transaction.

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

We are subject to the Economic Substance Regime in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”). The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. Given our business activities and operations may change from time to time, it is difficult to predict if we will continue to be subject to the Economic Substance Act and the impact that the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

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

We may consider applying to have the ordinary shares of Plastec Technologies listed on a national securities exchange if circumstances permit. However, recently, the national securities exchanges have implemented heightened review processes for company’s located in foreign jurisdictions, including the PRC, thereby making it harder for such companies to be listed on the exchanges. There is no assurance that an application to list our securities on a national securities exchange will be made or that we will be successful in our efforts to have such securities listed. If a national securities exchange does not list such securities or if it grants such listing and thereafter delists such securities, we could face significant material adverse consequences, including:

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

Subsequent to the year ended December 31, 2024, we have applied for voluntarily liquidation to BVI Registry for our three BVI-incorporated subsidiaries, namely Viewmount, Sun Terrace and Sun Ngai, respectively.

On March 24, 2026, documents for the voluntary liquidation were filed with the Registry. The voluntary liquidations commenced on the same date. On March 24, 2026, documents for the voluntary liquidation applied by Viewmount, Sun Ngai and Sun Terrace to BVI Registry was filed with the Registry. The voluntary liquidations commenced on the same date.

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

Despite the fact that currently we have no operations in the PRC, our executive offices are located in Hong Kong, a Special Administrative Region of China. Although Hong Kong has its own governmental and legal system that is independent of the PRC, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government, or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Moreover, given that policies, regulations, rules, and the enforcement of laws of the Chinese government may be changed or amended quickly with little advance notice, it is also uncertain in the future whether our operations in Hong Kong will be subject to the oversight of the Chinese authorities. Therefore, the PRC government may influence any of our operations in Hong Kong, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of securities we are registering for resale. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. Accordingly, legal and operational risks associated with operating in the PRC may also apply to any operations in Hong Kong. See “Risk Factors - Uncertainties with respect to the PRC legal system could adversely affect our business and/or the value of the securities we are registering” and “ - The Chinese government may influence a PRC company’s business operations or exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities.”

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

Properties

As of the date of this Form 20-F, we are not leasing, nor do we own, any properties.

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

C. Organizational Structure

As discussed above, we are not a company that was formed under the laws of the PRC or Hong Kong. We are a Cayman Islands exempted company with current minimal operations conducted by our British Virgin Islands subsidiary, Viewmount. Viewmount currently has two dormant subsidiaries, namely Sun Ngai and Sun Terrace that conduct no business or operations. Viewmount, Sun Ngai and Sun Terrace applied for voluntary liquidation with the BVI registry in 2025. The documents for the liquidation were filed with the Registry on March 24, 2026 and the voluntary liquidations commenced on the same date. None of these subsidiaries were formed under the laws of the PRC. As a result, Plastec Technologies: (a) does not have any active or operating subsidiaries, branches or VIEs in the PRC and does not engage in any operating business in the PRC, (b) does not own or lease any material properties, rights or interests in the PRC, and (c) has no business transactions or relationships with PRC entities. Accordingly, we are not currently subject to any PRC laws or regulations and the PRC legal system would not have any material effect on us or the limited operations we currently conduct outside of the PRC. The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Form 20-F.

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

The transfer of funds between our subsidiaries and us in order to pay dividends is not currently subject to any special restrictions or requirements other than customary corporate requirements such as the amount of the dividend not exceeding a company’s available retained earnings. To date, we have declared and paid an aggregate of approximately US$265,879,000, or approximately US$20.55 per share, to our shareholders as dividends.

Our principal executive offices are located in Hong Kong and our directors and officers have significant ties to mainland China and Hong Kong. As a result, we may be subject to certain risks relating to regulatory oversight by the PRC government in the future. In particular, changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice. The Chinese government may also influence our potential business operations because our directors and officers have significant ties to mainland China and Hong Kong.

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

Revenues

No revenues were generated in the fiscal years ended December 31, 2023, 2024 and 2025, whilst we had recorded other income of approximately HK$118,000 mainly from gain on disposals of plant and equipment for fiscal year ended December 31, 2024.

	Fiscal Years Ended December 31,
	2023		2024		2025

	(HK$’000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Other income	—	0.0%	118	100.0%	64	100.0%

Operating Costs

Our operating expenses in fiscal years ended December 31, 2023, 2024 and 2025 consisted of the following:

	Fiscal Years Ended December 31,
	2023		2024		2025

	(HK$’000)
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Selling, general and administrative expenses	3,084	100.0%	4,813	100.0%	3,735	100.0%

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

Hong Kong. Our previous Hong Kong subsidiary was subject to income tax on its assessable profits in Hong Kong at the prevailing corporate tax rates of 8.25% on assessable profits up to HK$2 million and 16.5% on any part of assessable profits over HK$2 million. For the years ended December 31, 2023 and 2024, however, our Hong Kong subsidiary recorded nil Hong Kong Profits Tax on the basis that it did not have any assessable profits arising in or derived from Hong Kong. After the disposal of the remaining Hong Kong subsidiary in November 2024, we had nil Hong Kong Profits Tax accordingly.

The Company had accounted for the uncertain tax positions affecting its consolidated financial position, results of operations or cash flows for previous tax years subject to examination by the relevant tax authorities. For the year ended December 31, 2024, final tax assessments for the previous open tax years were issued by the Inland Revenue Department of Hong Kong and the Company had fully settled the respective tax amount in due course and considered that no uncertain tax position should be recorded as of December 31, 2024. For the year ended December 31, 2025, we considered that there was no uncertain tax position.

Review of Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements, including the related notes that appear elsewhere in this Form 20-F.

	Fiscal Year ended December 31,
	2023	2024	2025
	HK$	HK$	HK$
	(HK$’000)
Revenues	—	—	—

Operating expenses, net
Selling, general and administrative expenses - third parties	(3,084)	(4,813)	(2,885)
Selling, general and administrative expenses - a related party	—	—	(850)
Other income	—	118	64
Total operating expenses, net	(3,084)	(4,695)	(3,671)

Loss from operations	(3,084)	(4,695)	(3,671)

Interest income	4,065	4,543	1,732
Profit/(Loss) before income tax expense	981	(152)	(1,939)

Income tax expense from operations	(1,047)	(7,758)	—
Net loss from operations attributable to the Company’s shareholders	(66)	(7,910)	(1,939)

Year ended December 31, 2025 compared to year ended December 31, 2024

Other income. We recorded other income of approximately HK$64,000 mainly from the reversal of previous over-provided professional fees for fiscal year ended December 31, 2025 comparing to approximately HK$118,000 mainly gain on disposals of plant and equipment for the fiscal year ended December 31, 2024.

Selling, general and administrative expenses. Our selling, general and administrative expenses for the year ended December 31, 2025 decreased by approximately HK$1.1 million or 22.9% to approximately HK$3.7 million, comprising of approximately HK$2.9 million charged by third parties and approximately HK$0.8 million by a related party, from approximately HK$4.8 million in the year ended December 31, 2024. The decrease was mainly attributable to nil rental expenses and depreciation of furniture and fittings and office equipment, and reduced legal and professional expenses during the year.

Loss from operations. Our loss from operations for the year ended December 31, 2025 was approximately HK$3.7 million, compared to a loss of approximately HK$4.7 million for the year ended December 31, 2024, mainly for less interest income resulted from reduced bank and cash balances after the interim dividends of approximately HK$35.3 million paid in last year.

Income tax expenses. We did not have assessable income and thus no income tax expenses were provided for the year ended December 31, 2025, comparing to the income tax expenses of approximately HK$7.8 million which was the final tax assessed by the Inland Revenue Department of Hong Kong in the year ended December 31, 2024.

Net loss. Our net loss for the year ended December 31, 2025 was approximately HK$1.9 million, compared to net loss of approximately HK$7.9 million for the year ended December 31, 2024.

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

Summary of Cash Flows

	Year Ended December 31,
	2023	2024	2025

	(HK$’000)
Net Cash From Operating Activities	664	(17,256)	(1,847)
Net Cash From Investing Activities	(7)	445	—
Net Cash From Financing Activities	—	(35,321)	—
	657	(52,132)	(1,847)

Year ended December 31, 2025 compared to year ended December 31, 2024

Net Cash From Operating Activities. For the year ended December 31, 2025, we recorded a net cash outflow from operating activities of approximately HK$1.8 million compared to a net cash outflow from operating activities of approximately HK$17.3 million for the year ended December 31, 2024. The decrease was mainly attributable to cash settlement of tax assessments with the Inland Revenue Department of Hong Kong in last year.

Net Cash From Investing Activities. We recorded nil cash inflow and outflow for the year ended December 31, 2025, compared to approximately HK$0.4 million for proceeds from disposals of plant and equipment for the year ended December 31, 2024.

Net Cash From Financing Activities. We recorded nil cash inflow and outflow for the year ended December 31, 2025, compared to approximately HK$35.3 million cash outflow for the payment of interim dividends declared at US$0.35 per share to the holders of the Company’s ordinary shares during the year ended December 31, 2024.

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

Working capital

We believe that we have adequate working capital for our present requirements and that our cash and cash equivalents will provide sufficient funds to satisfy our working capital requirements for the period ending 12 months from the date of this Form 20-F. As at the year ended December 31, 2025, we had a cash and bank balance of approximately HK$42.3 million, of which approximately HK$39.9 million was denominated in Hong Kong Dollars and approximately HK$2.4 million equivalent was denominated in US Dollars, respectively.

Indebtedness

As of December 31, 2025, our indebtedness was nil.

As of December 31, 2025, our estimates for contractual cash commitments, interest commitment and operating lease obligations were all nil.

Quantitative and Qualitative Disclosures About Market Risks

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

Foreign exchange risk.  Up until November 2019, our income was mainly denominated in Renminbi whereas our costs and capital expenditures were largely denominated in Renminbi and other foreign currencies. Fluctuations in currency exchange rates, particularly among the Hong Kong dollar, U.S. dollar and Renminbi, could have a significant impact on our financial condition and results of operations, affect our gross and operating profit margins and result in foreign exchange and operating gains or losses. After completion of the disposal of our former subsidiary that generated rental revenues pursuant to the terms of the Assets Disposal Agreement in November 2019, we recorded no operating income from our continuing operations. We recorded nil foreign currency exchange gain and loss for the years ended December 31, 2023, 2024 and 2025, respectively. We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure, if any. However, if we decided to enter into any such hedging activities in the future, there is no assurance that we would be able to effectively manage our foreign exchange risk exposure.

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Subsequent Material Changes

There have been no material changes in our financial condition and results of operations subsequent to December 31, 2025.

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

Our current directors and officers are:

Name	Age	Position
Kin Sun Sze-To (4)	64	Chairman of the Board and Chief Executive Officer and Chief Operating Officer
Ho Leung Ning (4)	65	Chief Financial Officer and Director
Chung Wing Lai (1) (2) (3)	78	Director
Joseph Yiu Wah Chow (1) (2) (3)	66	Director

(1)	Serves as a member of the Audit Committee.
(2)	Serves as a member of the Compensation Committee.
(3)	Serves as a member of the Nominating and Corporate Governance Committee.
(4)	Serves as a member of the Executive Committee.

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

During the year ended December 31, 2025, the aggregate amount of compensation paid to our executive officers was HK$240,000.

The following table sets forth the compensation of our named executive officers for the year ended December 31, 2025:

	Year ended	Salary	Total
Name and Principal Position	December 31,	(HK$)	(HK$)
Kin Sun Sze-To	2025	120,000	120,000
Chairman of the Board and Chief Executive Officer and Chief Operating Officer

Ho Leung Ning	2025	120,000	120,000
Chief Financial Officer

Compensation of Non-Executive Independent Directors

Following consummation of our divestment of our shareholdings in Plastec to SYB on October 11, 2016 and as a result of our current minimal operations, effective from November 2016 each of our current non-executive independent directors has been paid HK$10,000 for each month that they continue to serve on our board.

During the year ended December 31, 2025, the aggregate amount of compensation paid to our non-executive independent directors was HK$240,000.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth, as of May 15, 2026, certain information regarding beneficial ownership of Plastec Technologies’ shares by each person who is known by us to beneficially own more than 5% of such shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

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

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,938,128 shares issued and outstanding as of May 15, 2026.

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

As of May 15, 2026, there were 17 shareholders of record holding a total of 12,938,128 of our ordinary shares. To the best of our knowledge there were 4 shareholders of record with addresses in the United States holding 556,133 (4.3%) of our outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 1,694 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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

Our Related Person Transactions

We entered into a management services agreement dated January 1, 2025 with Sun Line, a former subsidiary that was disposed of in November 2024. Sun Line provides general administrative services and office facilities for our daily operations. Mr. Szeto Kin Sun and Mr. Ning Ho Leung, our CEO & CFO respectively, have not yet resigned and are currently the directors of Sun Line.

There were no other related party transactions involving us or any of our subsidiaries with any of our officers and directors or their respective affiliates for the fiscal year ended December 31, 2025. We require that all ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms that we believe to be no less favorable to us than are available from unaffiliated third parties. Such transactions require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who have access, at our expense, to our attorneys or independent legal counsel.

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

E. Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of and for the fiscal years covered by this Form 20-F, all of which are subject to change, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

To the extent that any distributions paid exceed our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

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

Taxation of Capital Gains

Subject to the discussion of the PFIC rules below, in general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or otherwise dispose of your ordinary shares based on the difference between the amount realized on the disposition and your adjusted tax basis in the ordinary shares. Any gain or loss generally will be U.S. source gain or loss. If you are a non-corporate holder, and you held the ordinary shares for more than 12 months, any capital gain generally will be treated as long-term capital gain that generally is subject to U.S. federal income tax at preferential rates under current law. Long-term capital gains realized upon a sale or other disposition of the ordinary shares generally will be subject to U.S. federal income tax at the rate of 15%, increased to 20% on taxpayers with taxable income exceeding certain thresholds. A capital gain that is not long-term capital gain generally is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

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

Additionally, if you are a non-corporate U.S. holder of our ordinary shares (or do not come within certain other exempt categories) you may be subject to backup withholding at the current applicable rate with respect to such payments, unless you provide a correct taxpayer identification number, and with respect to dividend payments, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Generally, you will be required to provide such certification on Internal Revenue Service (“IRS”) Form W-9 (“Request for Taxpayer Identification Number and Certification”) or a substitute Form W-9.

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

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon their evaluation, they concluded that our disclosure controls and procedures were effective as of such date.

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

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2025.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our independent registered public accounting firm for the audit of our financial statements for the years ended December 31, 2025 and 2024 is AOGB.

The following table presents the aggregate fees for professional services and other services rendered by AOGB to us for the years ended December 31, 2025 and 2024:

	Fiscal Year		Fiscal Year
	Ended		Ended
	December 31,		December 31,
Service Category	2025		2024
Audit Fees	HK$	280,000	HK$	390,000
Audit-Related Fees	HK$	80,000	HK$	30,000
Tax Fees	HK$	—	HK$	—
All Other Fees	HK$	—	HK$	—
Total Fees	HK$	360,000	HK$	420,000

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

ITEM 18.    FINANCIAL STATEMENTS.

PLASTEC TECHNOLOGIES, LTD.

Consolidated Financial Statements

For the Years Ended December 31, 2023, 2024 And 2025

CONTENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Plastec Technologies, Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Plastec Technologies, Ltd. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2025, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

April 20, 2026.

We have served as the Group’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2024	2025
	HK$	HK$

ASSETS

Current asset
Cash and cash equivalents	44,171	42,324
Total current asset	44,171	42,324

Non-current asset
Property, plant and equipment, net (note 3)	—	—
Total non-current asset	—	—

Total assets	44,171	42,324

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals - third parties (note 4)	538	480
Other payables and accruals – a related party (note 4)	—	150
Total current liabilities	538	630

Total liabilities	538	630

Commitments and contingencies (note 7)	—	—

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	17,513	15,574
Total shareholders’ equity	43,633	41,694

Total liabilities and shareholders’ equity	44,171	42,324

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	HK$	HK$	HK$

Revenues	—	—	—

Operating expenses, net
Selling, general and administrative expenses – third parties	(3,084)	(4,813)	(2,885)
Selling, general and administrative expenses – a related party	—	—	(850)
Other income	—	118	64
Total operating expenses, net	(3,084)	(4,695)	(3,671)

Loss from operations	(3,084)	(4,695)	(3,671)

Interest income	4,065	4,543	1,732
Profit/(loss) before income tax expense	981	(152)	(1,939)

Income tax expense (note 5)	(1,047)	(7,758)	—
Net loss and comprehensive loss attributable to the Company’s ordinary shareholders	(66)	(7,910)	(1,939)

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	HK$	HK$	HK$

Net loss per share (note 6):

Weighted average number of ordinary shares outstanding

Basic and diluted	12,938,128	12,938,128	12,938,128

Loss per ordinary share

Basic and diluted (in Hong Kong dollars)	HK$(0.01)	HK$(0.61)	HK$(0.15)

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
			Additional	other
	Number of		paid-in	comprehensive	Retained	Shareholders’
	shares	Amount	capital	loss	earnings	equity
		HK$	HK$	HK$	HK$	HK$

Balance at January 1, 2023	12,938,128	101	26,049	(30)	60,810	86,930

Net loss for the year	—	—	—	—	(66)	(66)

Balance at December 31, 2023 and January 1, 2024	12,938,128	101	26,049	(30)	60,744	86,864

Net loss for the year	—	—	—	—	(7,910)	(7,910)

Dividend paid	—	—	—	—	(35,321)	(35,321)

Balance at December 31, 2024 and January 1, 2025	12,938,128	101	26,049	(30)	17,513	43,633

Net loss for the year	—	—	—	—	(1,939)	(1,939)

Balance at December 31, 2025	12,938,128	101	26,049	(30)	15,574	41,694

See accompanying notes to consolidated financial statements.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	HK$	HK$	HK$

Operating activities
Net loss	(66)	(7,910)	(1,939)
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(715)	4,269	—
Other payables and accruals	398	(635)	92
Tax payables	1,047	(12,980)	—
Net cash generated from/(used in) operating activities	664	(17,256)	(1,847)

Investing activity
(Purchase)/Proceeds from disposal of plant and machinery	(7)	445	—
Net cash (used in)/generated from investing activity	(7)	445	—

Financing activity
Dividends paid	—	(35,321)	—
Net cash used in financing activity	—	(35,321)	—

Net increase/(decrease) in cash and cash equivalents	657	(52,132)	(1,847)

Cash and cash equivalents, beginning of year	95,646	96,303	44,171
Cash and cash equivalents, end of year	96,303	44,171	42,324

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	4,065	4,543	1,732
Hong Kong income taxes paid	—	16,930	—

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

On November 29, 2024, the Company disposed of its wholly-owned dormant subsidiary, Sun Line Industrial Limited, with a net worth of approximated HK$4,650 to an unaffiliated third party purchaser for the consideration of HK$4,650. The determination to this disposal was made in an effort to streamline the group’s organizational structure given its limited operations currently. The following table summarizes the assets and liabilities of Sun Line Industrial Limited on November 29, 2024:

Unaudited
November 29,
2024
HK$
Property, plant and equipment, net	291
Cash and cash equivalents	4,082
Deposits and other receivables	297
Accruals	(20)
Net assets of the subsidiary	4,650
Less: Consideration	(4,650)
—

The following table summarizes the operating results of Sun Line Industrial Limited for the year ended December 31, 2023 and the period ended November 29, 2024:

	Audited	Unaudited
	Year ended	Period ended
	December 31,	November 29,
	2023	2024
	HK$	HK$
Gain on disposal of plant and machinery	—	100
Interest income	935	926
Other income	—	14
Selling, general and administrative expenses	(164)	(1,471)
Income tax expenses	—	(17,199)
Net profit/(loss) for the year/period	771	(17,630)

As of December 31, 2025, details of the Company’s subsidiaries are as follows:

		Place of	Percentage of
	Date of	incorporation/	equity interest
	incorporation/	registration and	attributable to
Name	establishment	operation	the Company	Principal activities

Sun Ngai Spraying and Silk Print Co., Ltd.*	July 25, 1995	BVI	100%	Dormant

Sun Terrace Industries Limited*	March 2, 2004	BVI	100%	Dormant

Viewmount Developments Limited*	November 12, 2013	BVI	100%	Investment holding

*These three companies applied to BVI Registry for voluntary liquidations, and the liquidation documents were filed with the BVI Registry on March 24, 2026 with the voluntary liquidations commenced on the same date. The liquidation proceeding was still in progress and not yet completed as of date of this report.

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

1.           Organization and Business Background (Continued)

In November 2011, the board of directors of Company approved a U.S.$5 million share repurchase program expiring initially in June 2012 but which was extended twice through December 2013 and expanded to cover publicly held warrants (“2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company was permitted to make repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions. The timing of repurchases under this program was dependent on a variety of factors, including price and market conditions prevailing from time to time. The 2011 Repurchase Program was completed on September 25, 2013. On the same date, the Company announced a new U.S.$5 million repurchase plan (“2013 Repurchase Program”) approved by the board of directors of the Company to cover repurchases of ordinary shares and publicly held warrants from time to time in open market or in privately negotiated transactions through September 25, 2014. The timing of repurchases under the 2013 Repurchase Program will depend on a variety of factors, including price and market conditions prevailing from time to time, and the program may be suspended, modified or discontinued without notice at any time. In May 2014, the Company announced expansion of the scope of the 2013 Repurchase Program to include the Company’s units, with all other terms of the 2013 Repurchase Program remained unchanged. In August 2014, the Company announced a 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2015, under which period, all warrants, insider or public, expired on November 18, 2014. In August 2015, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2016. In August 2016, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2017. On August 9, 2017, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2018. On August 17, 2018, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2019. On August 26, 2019, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2020. On August 20, 2020, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2021. On August 5, 2021, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2022. On August 8, 2022, the Company announced a further 12-month extension of the 2013 Repurchase Program (as expanded) through September 25, 2023. The 2023 Repurchase Program (as expanded) was lapsed on September 25, 2023.

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

Foreign currency translation

The functional currency and reporting currency of the Company and subsidiaries are Hong Kong dollar.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognized in the consolidated statement of income. There were no foreign currency transaction change recorded during the years ended December 31, 2023, 2024 and 2025 respectively.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.           Summary of Significant Accounting Policies – (Continued)

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

2.           Summary of Significant Accounting Policies – (Continued)

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

The carrying amounts of cash and cash equivalents (including short term bank deposits) and other payables, approximate their fair value due to the short-term maturities of such instruments.

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

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.           Summary of Significant Accounting Policies – (Continued)

Loss per share

Basic net loss per share is computed by dividing net loss available to ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. In computing the dilutive effect of potential ordinary shares, the average stock price for the period is used in determining the number of shares assumed to be purchased with the proceeds from the exercise of derivative securities.

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

Segment reporting

ASC 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM is the Chief Executive Officer (“CEO”), Mr. Kin Sun Sze-To. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280. Hence, the Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. All assets of the Group are located in Hong Kong. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. Accordingly, the enhanced income tax disclosures are presented beginning in fiscal year 2025, and prior period disclosures have not been recast. The adoption of this guidance did not have an impact on the Group’s consolidated results of operations, financial position, or cash flows, as the amendments relate solely to disclosure requirements.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

2.           Summary of Significant Accounting Policies – (Continued)

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), which requires enhanced detailed disclosures about the types of expenses in commonly presented expense line items of entities. Subsequent to the issuance of ASU 2024-03, the FASB issued ASU 2025-01 of the same topic to clarify the effective date of ASU 2024-03, stating that all public entities are required to adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group plans to adopt this ASU in its annual financial statements for the year ending December 31, 2027 and in its interim financial statements in the subsequent year ending December 31, 2028, and is currently assessing the impact of this ASU on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU amends derivative scope exceptions for specific non-exchange traded contracts and clarifies the application of ASC 606 to share-based noncash consideration from customers. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. An entity is permitted to apply the amendments either (1) prospectively to new contracts entered into on or after the date of adoption or (2) on a modified retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption for contracts existing as of the beginning of the annual reporting period of adoption. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

Accounting standards that have been issued or proposed by the FASB including the aforesaid two, or other standards-setting bodies for adoption by the Group or that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

3.           Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2024	2025
	HK$	HK$

Cost
Motor vehicles	1,814	—
Computer equipment	9	—
Furniture & office equipment	144	—
Fixtures & Fittings	199	—
	2,166	—
Disposed due to disposal of a subsidiary	(2,166)	—
	—	—

Accumulated depreciation
Motor vehicles	(1,814)	—
Computer equipment	(3)	—
Furniture & office equipment	(24)	—
Fixtures & Fittings	(33)	—
	(1,874)	—
Disposed due to disposal of a subsidiary	1,874	—
	—	—

Property, plant and equipment, net	—	—

Depreciation of property, plant and equipment from operating activities were HK$Nil, HK$60 and HK$Nil included in “Selling, general and administrative expenses” and gain on disposal of plant and equipment of HK$Nil, HK$100 and HK$Nil included in “Other income” during the years ended December 31, 2023, 2024 and 2025, respectively.

4.           Other Payables and Accruals

Other payables and accruals consist of the following:

	December 31,	December 31,
	2024	2025
	HK$	HK$

Accrued salaries, wages and bonus	40	40
Accrued audit and professional fees	498	440
Accrued management services fees – a related party	—	150
	538	630

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

For the year ended December 31, 2024, final tax assessments for the previous open tax years with an aggregate amount of HK$20,738 were issued by the Inland Revenue Department of Hong Kong and the Company had fully settled the respective tax amount and considered that no uncertain tax position should be recorded as of December 31, 2024.

Following the finalization of the assessments by the Inland Revenue Department of Hong Kong, the Company considered and concluded that no uncertain tax position should be recorded as of December 31, 2025.

Profit/(loss) before income tax expense from continuing operations was attributable to the following geographic locations:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	HK$	HK$	HK$

Hong Kong	771	(432)	—
All other non-Hong Kong	210	280	(1,939)
Total profit/(loss) before income tax expense	981	(152)	(1,939)

The provision for income taxes expenses consists of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
	HK$	HK$	HK$

Hong Kong
- Current	1,047	1,948	—
- Overprovision in previous year	—	(5,480)	—
- Tax interests and penalties	—	11,290	—
Total Hong Kong income tax expenses	1,047	7,758	—

Non-Hong Kong	—	—	—
Total non-Hong Kong income tax expenses	—	—	—

Total income tax expenses	1,047	7,758	—

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

5.           Income Taxes – (Continued)

Reconciliations between the provision for income taxes computed by applying the Hong Kong profits tax rate to income/(loss) before income tax expense are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
	HK$	HK$

Provision for income taxes at Hong Kong profits tax rates	1,174	(3,603)
Tax interests and penalties	—	11,290
Effect of income not chargeable for tax purpose	(154)	—
Effect of expenses not deductible for tax purpose	—	—
Tax effect of tax losses not recognized	27	71
	1,047	7,758

Reconciliation of the differences between statutory tax rate and the effective tax rate

After the prospective adoption of ASU 2023-09 for the year ended December 31, 2025, the reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the statutory tax rate against the Group’s loss before income taxes is as follows.

	Year ended
	December 31, 2025
	Amount	Percent

Hong Kong statutory income tax rate of 16.5%	(320)	16.5%
Foreign Tax Effects
Cayman Islands
Statutory tax rate difference between Cayman Islands and Hong Kong	305	(15.7)%

British Virgin Islands
Statutory tax rate difference between British Virgin Islands and Hong Kong	15	(0.8)%

Income tax expense	—	0.0%

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

6.            Net Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2023		2024		2025
	HK$		HK$		HK$

Basic and diluted loss per share
Numerator:
Net loss for the year attributable to the Company’s ordinary shareholders		(66)		(7,910)		(1,939)

Denominator:
Weighted average number of basic and diluted ordinary shares outstanding		12,938,128		12,938,128		12,938,128

Weighted average number of basic and diluted ordinary shares used in calculating net loss per share		12,938,128		12,938,128		12,938,128

Basic and diluted net loss per share (in Hong Kong dollar)	HK$	(0.01)	HK$	(0.61)	HK$	(0.15)

7.            Commitments and Contingencies

Capital commitment

As of December 31, 2024 and 2025, no capital commitment was expected.

Legal Proceeding

As of December 31, 2024 and 2025 and for the years ended December 31, 2024 and 2025, the Group is not aware of any material outstanding claim and litigation against them.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

8.               Operating Segment and Geographical Information

ASC 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM is the Chief Executive Officer (“CEO”), Mr. Kin Sun Sze-To. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280. Hence, the Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. All assets of the Group are located in Hong Kong. Accordingly, no geographical segments are presented. The following tables presents the Company’s significant segment expenses for the years ended December 31, 2023, 2024 and 2025:

	December 31,	December 31,	December 31,
	2023	2024	2025
	HK$	HK$	HK$

Revenue	—	—	—
Selling, general and administrative expenses – professional services	(1,457)	(2,537)	(1,332)
Selling, general and administrative expenses – compensation and benefits	(480)	(480)	(480)
Selling, general and administrative expenses – management fee	—	—	(850)
Selling, general and administrative expenses – others	(1,147)	(1,796)	(1,073)
Interest income	4,065	4,543	1,732
Income tax expense	(1,047)	(7,758)	—
Other segment item	—	118	64
Net loss	(66)	(7,910)	(1,939)

No segment asset information is presented in these consolidated financial statements since the CEO does not review segment information at a different level or category other than that presented on the Company’s consolidated balance sheets as of December 31, 2025 and 2024.

9.           Related party balance and transaction

The related party balances were as follows:

	December 31,	December 31,
	2024	2025
	HK$	HK$
Other payables and accruals
Sun Line Industrial Limited	—	150

The Group transacted with Sun Line Industrial Limited, a related party which was the subsidiary of the Group disposed on November 29, 2024 and which Mr. Kin Sun Sze-To and Mr. Ho Leung Ning are the directors of the Company, are also the directors of Sun Line Industrial Limited.

The amount due to Sun Line Industrial Limited are unsecured and interest-free and repayable on demand.

PLASTEC TECHNOLOGIES, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

9.           Related party balance and transaction - Continued

The related party transactions were as follows:

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
Name	Relationship	Nature	2023	2024	2025
			HK$	HK$	HK$
Selling, general and administrative expenses

Sun Line Industrial Limited	Mr. Kin Sun Sze-To and Mr. Ho Leung Ning are also the directors of the related company	Management fee	—	—	850

Directors’ compensation

During the years ended December 31, 2023, 2024 and 2025, the compensation paid to directors was amounted to HK$480, HK$480 and HK480 respectively.

10.         Cash dividend

On November 29, 2024, the Board of Directors approved and declared a special cash dividend of US$0.35 per ordinary share on its total 12,938,128 outstanding shares as of the close of trading on December 13, 2024, resulting in payments totaling US$4,528,344.80 to shareholders. Such dividend was recorded as a reduction to retained earnings at the declaration date and paid on December 20, 2024. No dividend was declared for the year ended December 31, 2023 and 2025.

11.         Subsequent Events

The three subsidiaries, namely Viewmount Developments Limited, Sun Terrace Industries Limited and Sun Ngai Spraying and Silk Print Co., Ltd applied to BVI Registry for voluntary liquidations, and the liquidation documents of these three subsidiaries were filed with the BVI Registry on March 24, 2026 with the voluntary liquidations commenced on the same date. The liquidation proceeding was still in progress and not yet completed as of date of this report.

Apart from the aforesaid, the Group determined that there were no other subsequent events or transactions through April 20, 2026, the date these consolidated financial statements were issued.

ITEM 19.    EXHIBITS.

The list of exhibits set forth under the “Exhibit Index” of this Form 20-F is incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 15, 2026

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Second Amended and Restated Memorandum and Articles of Association (included as Annex C to the Merger Proxy Statement and incorporated herein by reference).
2.1	Specimen Ordinary Shares Certificate (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed on October 16, 2009 and incorporated herein by reference).
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

4.5	Share Transfer Agreement (included as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer filed on November 16, 2015 and incorporated herein by reference)
4.6	Share Transfer Agreement (included as Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed on April 30, 2018 and incorporated herein by reference)
4.7	Agreement, dated November 15, 2019 (included as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer filed on November 15, 2019 and incorporated herein by reference)
4.8	Description of Securities of the Registrant (included as Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022)
4.9	Insider Trading Policy (included as Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022)
8.1	List of Subsidiaries as of May 15, 2026
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 USC § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of CZD CPA dated October 3, 2024 (incorporated by reference to Exhibit 16.1 to the Form 6-K filed on October 3, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)